Form 20-F
period 2018-12-31
NuCana plc
filed 2019-03-07
CIK 1709626

As filed with the Securities and Exchange Commission on March 7, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 32,226,458 ordinary shares, par value £0.04 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as at December 31, 2018, 2017, 2016 and 2015 and for the years ended December 31, 2018, 2017, 2016 and 2015 have been derived from our consolidated financial statements, as presented elsewhere in this Annual Report, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).  The financial statement data as at December 31, 2016 and 2015 and for the year ended December 31, 2015 have been derived from our financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by IASB.

All references in this Annual Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling.

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

The following tables summarize our consolidated financial data as of the dates and for the periods indicated. The consolidated financial data as of and for the years ended December 31, 2018, 2017, 2016 and 2015 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standard Board, or IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) and included elsewhere in this Annual Report.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report.

	Year Ended December 31,
	2018	2017	2016	2015
	(in thousands, except per share data)
Consolidated statement of operations and comprehensive loss data:
Research and development expenses	£(16,846)	£(17,673)	£(7,904)	£(5,655)
Administrative expenses	(5,184)	(4,573)	(1,143)	(1,251)
Initial public offering related expenses	—	(1,794)	—	—
Net foreign exchange gains (losses)	2,902	(1,654)	599	(8)
Operating loss	(19,128)	(25,694)	(8,448)	(6,914)
Finance income	1,065	208	283	406
Loss before tax	(18,063)	(25,486)	(8,165)	(6,508)
Income tax credit	4,223	2,401	2,116	1,176
Loss for the year	(13,840)	(23,085)	(6,049)	(5,332)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	12	(8)	(2)	(1)
Total comprehensive loss for the year	£(13,828)	£(23,093)	£(6,051)	£(5,333)

Basic and diluted loss per share	£(0.43)	£(0.89)	£(0.25)	£(0.22)

	As of December 31,
	2018	2017	2016	2015
	(in thousands)
Consolidated statement of financial position data:
Cash and cash equivalents	£76,972	£86,703	£19,990	£14,112
Total assets	87,185	96,355	27,214	31,685
Share capital	1,289	1,272	663	659
Share premium	79,426	79,236	42,770	42,574
Accumulated deficit	(58,813)	(45,159)	(22,256)	(16,224)
Capital reserve (1)	42,466	42,466	—	—
Net assets/Total equity attributable to equity holders	81,594	93,420	25,241	29,960
Total liabilities	(5,591)	(2,935)	(1,973)	(1,725)

Number of shares	32,226	31,811	24,185	24,102

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

We have incurred significant operating losses since our inception. We incurred net losses of £6.0 million for the year ended December 31, 2016, £23.1 million for the year ended December 31, 2017 and £13.8 million for the year ended December 31, 2018. As of December 31, 2018, we had an accumulated deficit of £58.8 million. Our most advanced product candidate, Acelarin, is currently being evaluated in three clinical trials: one Phase 1b trial, one Phase 2 trial, and one Phase 3 trial. Our second-most advanced product candidate, NUC-3373, is currently in a Phase 1 trial and a Phase 1b trial, and our third clinical-stage product candidate, NUC-7738, has just opened a Phase 1 trial. It may be several years, if ever, before we have a product candidate ready for commercialization. To date, we have financed our operations primarily through public and private placements of our equity securities. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we:

•	continue development of our ProTides, including initiating additional clinical trials of Acelarin, NUC-3373 and NUC-7738;
•	complete preclinical studies and potentially initiate clinical trials of our preclinical-stage product candidates;
•	identify and develop new product candidates;

•	establish a robust supply chain for the manufacture of our product candidates in accordance with current good manufacturing practice, or cGMP;
•	seek marketing approvals for our product candidates that successfully complete clinical trials;
•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we obtain marketing approval;
•	pursue market acceptance of our product candidates in the medical community and with third-party payors;
•	maintain, expand and protect our intellectual property portfolio;
•	expand our headcount by recruiting personnel to drive our clinical development programs and effectively manage out-sourced development activities;
•	enter into collaboration arrangements, if any, for the development of our product candidates or in-license other products and technologies;
•	achieve milestones which will trigger payments under our license agreements;
•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts; and
•	incur increased administrative and other costs as a result of operating as a public company.

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

We may never succeed in these activities and, even if we do, may never generate revenues that are significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of the company and could impair our ability to raise capital, maintain our discovery and preclinical development efforts, expand our business or continue our operations and may require us to raise additional capital that may dilute your ownership interest. A decline in the value of the company could also cause you to lose all or part of your investment.

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

Biopharmaceutical drug development is a highly speculative undertaking and involves a substantial degree of risk. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technology, identifying potential product candidates, undertaking preclinical studies, and conducting early-stage, non-comparative clinical trials of Acelarin, NUC-3373 and NUC-7738. We have not yet demonstrated our ability to successfully complete large-scale, randomized, pivotal clinical trials compared to standards of care, obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Typically, it takes several years to develop one new drug from the time it is discovered to when it is available for treating patients. In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

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

As of December 31, 2018, we had £77 million in cash and cash equivalents. We believe, based upon our current operating plan, that, our cash and cash equivalents on hand will be sufficient to fund our anticipated operations at least into  2021. Our future capital requirements and the period for which we expect our existing resources to support our operations may vary significantly from what we expect. Our monthly spending levels vary based on new and ongoing research and development and other corporate activities. Because the length of time and activities associated with successful research and development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. In addition, our future capital requirements will depend on many factors, and could increase significantly as a result of many factors, including:

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

Inadequate funding for the FDA, the SEC and other, government agencies could hinder such agencies’ ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public market and obtain necessary capital in order to properly capitalize and continue our operations.

We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable United Kingdom tax legislation.

As a United Kingdom resident company, we are subject to U.K. corporate taxation. We have generated losses since inception. As of December 31, 2018, we had cumulative carry forward tax losses of £23.2 million. Subject to any relevant restrictions (including changes introduced in the Finance (no. 2) Act 2017 that, broadly, restrict the amount of carried forward losses that can be utilized to 50% of group profits arising in a particular tax year above £5.0 million), we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the United Kingdom research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and subcontract costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.68%. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. On October 29, 2018 the U.K. Government proposed that from April 1, 2020 the amount of payable credit that a qualifying loss-making SME business can receive through R&D relief in any one year will be capped at three times the company’s total PAYE and NICs liability for that year. We may not be able to continue to claim payable research and development tax credits in the future because we may no longer qualify as a small or medium-sized company.

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

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an arbitrary or unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, Her Majesty’s Revenue & Customs (HMRC), the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including methodologies for valuing developed technology and amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, for example where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.

We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheets, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.

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

Our business may be negatively impacted by BREXIT and other changes in our regulatory regime.

We may face new regulatory costs and challenges that could have an adverse effect on our operations. The regulatory framework applicable to our operations and the development of our product candidates can change at any time as a result of political decisions. Any changes to the regulatory framework could have a material impact on our plans and development strategy, including our supply of investigational medicinal products. Furthermore, BREXIT may result in disruption that could delay the approval of new medicines at the European Medicines Agency. However, at this stage, we do not anticipate a significant change in the legal framework in the U.K. (or the European Union) as a result of BREXIT.

In addition, currency exchange rates in the pound sterling and the euro with respect to each other and the U.S. dollar have already been adversely affected by BREXIT.

Risks Related to Development of Our Product Candidates

Initial success in the completed and ongoing early-stage clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

Acelarin is currently being evaluated in three clinical trials across numerous solid tumor indications: one Phase 1b trial in combination with cisplatin in patients with biliary tract cancer, one Phase 2 trial in patients with ovarian cancer and one Phase 3 trial in patients with pancreatic cancer. While Acelarin has shown high disease control rates and a favorable tolerability profile in early-stage trials, including in three dose-ranging Phase 1 trials, we may not see such favorable data in future clinical trials involving Acelarin. Similarly, favorable results obtained from preclinical studies of NUC-3373 and in the ongoing Phase 1 trial in patients with advanced solid tumors may not be replicated in any future clinical trials. In addition, data generated in these early stage Phase 1 trials are not the basis on which marketing approval by the FDA or a comparable foreign regulatory authority would be sought. Furthermore, the results of our clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for marketing approval. Statistical significance means that an effect is unlikely to have occurred by chance. Clinical trial results are considered statistically significant when the probability of the results occurring by chance, rather than from the efficacy of the product candidate, is sufficiently low. There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies.

Preliminary and interim data from our clinical trials may change as patient enrollment continues, patient data are further examined and more patient data become available.

Preliminary or interim data from our clinical trials, including those from the Phase 1b trial of Acelarin in combination with cisplatin in patients with biliary tract cancer, the Phase 2 trial of Acelarin in patients with ovarian cancer, the Phase 3 trial of Acelarin in patients with pancreatic cancer, the Phase 1 trial of NUC-3373 in patients with advanced solid tumors, the Phase 1b trial of NUC-3373 in patients with colorectal cancer, and any future clinical trials of any of product candidates, are not necessarily predictive of final results and may change. In addition, while the Phase 1b trial of Acelarin in combination with cisplatin in patients with biliary cancer (the ABC-08 clinical trial) was conducted by the same investigators that conducted the earlier ABC-02 clinical trial in a similar patient population comparing single agent gemcitabine to the combination of gemcitabine plus cisplatin, the ABC-08 trial has many fewer patients than did the ABC-02 trial, which enrolled 410 patients. The results from the ABC-08 trial may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities to support a future marketing approval. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, patient data are further examined, more patient data become available, and we prepare and issue our final clinical study report. As a result, preliminary and interim data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the preliminary or interim data could significantly harm our business prospects.

We are very early in our development efforts. If we are unable to successfully develop and commercialize our product candidates or experience significant delays in doing so, our business will be harmed.

We currently do not have any products that have gained marketing approval. We have invested substantially all of our efforts and financial resources identifying and developing our ProTides, such as Acelarin, NUC-3373 and NUC-7738. Our ability to generate product revenues, which may not occur for several years, if ever, will depend on the successful development and eventual commercialization of Acelarin, for which one Phase 1b trial, one Phase 2 trial and one Phase 3 trial are ongoing, NUC-3373, for which one Phase 1 trial and one Phase 1b trial are ongoing, and NUC-7738, for which one Phase 1 trial has just opened. We currently do not generate any revenues from sales of any products, and we may never be able to develop or commercialize a marketable drug. Each of our product candidates will require development, management of development and manufacturing activities, marketing approval in multiple jurisdictions, obtaining manufacturing supply, building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenues from drug sales.

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

The risk of failure in drug development is high. Acelarin is currently being studied in one Phase 1b trial, one Phase 2 trial and one Phase 3 trial, NUC-3373 is currently being studied in one Phase 1 trial and one Phase 1b trial. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in patients. Clinical trials are expensive, difficult to design and implement and can take several years to complete, and their outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Further, the results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval.

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

The regulatory environment surrounding information security and privacy is increasingly demanding. We are subject to numerous regulations governing the protection of personal and confidential information of our clinical subjects, clinical investigators, and employees, including in relation to medical records, credit card data and financial information. For example, on May 25, 2016, the European General Data Protection Regulation, or GDPR, entered into force following four years of negotiation. The GDPR repeals the Data Protection Directive (95/46/EC) and will be directly applicable in all E.U. member states starting on May 25, 2018. We will be subject to the GDPR when conducting clinical trials with E.U. based data subjects (whether the trials are conducted directly by us or through a clinical vendor or collaborator) or offering approved products to E.U. based data subjects (regardless of whether involving an E.U. based subsidiary or operations). The GDPR sets out a number of requirements that must be complied with when handling the personal data of such E.U. based data subjects including: the obligation to appoint data protection officers in certain circumstances; new rights for individuals to be “forgotten” and rights to data portability; the principal of accountability and the obligation to make public notification of significant data breaches. These laws and regulations are increasing in complexity and number, change frequently and sometimes conflict. In particular, we will need to monitor compliance with all relevant E.U. member states' laws and regulations, including where permitted derogations from the GDPR are introduced.

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

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations, and the operations of our contracted third parties, may involve the use of hazardous and flammable materials, including chemicals and biological materials. The risk of contamination or injury from these materials cannot be eliminated. In the event of contamination or injury resulting from the use of hazardous materials, we could be held liable for any resulting damages, and the amount of the liability could exceed our resources or those of our contracted third parties. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, this insurance may not provide adequate coverage. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our discovery, preclinical development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

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

Our ability to successfully commercialize any product candidates, if approved, will depend in part on the extent to which coverage and adequate reimbursement for these product candidates and related treatments will be available from government authorities, private health insurers and other organizations. In the United States, the principal decisions about coverage and reimbursement for new medicines under Medicare are made by CMS, an agency within the U.S. Department of Health and Human Services. Private payors ultimately determine which drugs they will cover and the amount of reimbursement they will provide for a covered drug. While there is no uniform system among payors for making coverage and reimbursement decisions, private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs are generally covered and paid for in the United States, but have not been approved for reimbursement in certain European countries. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of payments for particular drugs. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. We may also need to conduct expensive pharmacoeconomic studies, in addition to the costly studies required to obtain FDA or other comparable regulatory approvals, in order to demonstrate the medical necessity and cost-effectiveness of the product in order to secure coverage and reimbursement. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if coverage is available, the level of payments. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

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

Our commercial success depends upon our ability to develop, manufacture, market and sell Acelarin, NUC-3373, NUC-7738 and our other product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. While our product candidates are in preclinical studies and clinical trials, we believe that the use of our product candidates in these preclinical studies and clinical trials falls within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States, which exempts from patent infringement liability activities reasonably related to the development and submission of information to the FDA. As Acelarin, NUC-3373 and our other product candidates progress toward commercialization, the possibility of a patent infringement claims against us increases. There can be no assurance that our product candidates do not infringe other parties’ patents or other proprietary rights, however, and competitors or other parties may assert that we infringe their proprietary rights in any event.

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

We are a clinical-stage company, and, as of December 31, 2018, had 24 employees, including three executive officers. We are highly dependent on the research and development, clinical and business development expertise of Hugh S. Griffith, our Chief Executive Officer, as well as the other principal members of our management team and our collaborators’ scientific and clinical team. Although we have entered into employment agreements with our executive officers, each of them may at any time serve notice to terminate their employment with us. Other than for Mr. Griffith, we do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we or our collaborators are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

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

To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of the company.

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

Since the ADSs were sold in our initial public offering in October 2017 at a price of $15.00 per ADS, the price per ADS has ranged as low as $9.32 and as high as $32.00 through March 1, 2019. The market price of our ADSs may fluctuate significantly due to a variety of factors, many of which are beyond our control, including:

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

As of December 31, 2018, our senior management, board of directors and greater than 5% shareholders and their respective affiliates, in the aggregate, owned 74.2% of our ordinary shares (including ordinary shares in the form of ADSs). These shareholders, either alone or voting together as a group, may be in a position to determine or significantly influence the outcome of decisions taken at any general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of board members, certain decisions relating to our capital structure and the approval of certain significant corporate transactions. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ADSs.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2019 (the end of our next second fiscal quarter), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2020. In order to maintain our current status as a foreign private issuer, either (a) a majority of our voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our ADSs less attractive to investors.

We are an EGC as defined in the JOBS Act. For as long as we continue to be an EGC, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404(b), exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an EGC, we are able to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an EGC. We could be an EGC until the last day of 2022, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ADSs and ordinary shares held by non-affiliates exceeds $700 million as of the end of our second fiscal quarter before that time, in which case we would no longer be an EGC as of the following December 31st (the last day of our fiscal year). We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.

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

Management is required to assess the effectiveness of our internal controls annually. However, for as long as we are an EGC under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404(b). An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

Generally, if for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets, and the characterization of our income, including whether certain research and development tax credits received from the government of the United Kingdom will constitute gross income, and if they do, whether they will constitute passive income for purposes of the PFIC income test) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2019. The PFIC tests must be applied each year, and it is possible that we may become a PFIC in a future year.

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

Our registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom. Our principal executive offices are located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom, our general telephone number is +44 (0)131 357 1111 and our internet address is http://www.nucana.com. Our website and the information contained on or accessible through our website are not part of this Annual Report. Our agent for service of process in the United States is Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

B.	Business

Overview

We are a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. Our most advanced ProTide candidates, Acelarin® and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in three clinical trials across several solid tumor indications, including ovarian cancer, biliary tract cancer and pancreatic cancer. NUC-3373 is currently in a Phase 1 trial for the potential treatment of a wide range of advanced solid tumor cancers and a Phase 1b trial in patients with advanced colorectal cancer. NUC-7738 has just entered a Phase 1 clinical trial for the treatment of patients with advanced solid tumors. We have retained worldwide rights to these lead product candidates as well as our preclinical product candidates, all of which we refer to as ProTides.

Acelarin, our most advanced product candidate, is a potential first-in-class ProTide that has been evaluated in over 250 patients. Acelarin is a ProTide transformation of gemcitabine that we believe could replace gemcitabine in certain cancer indications and have utility across a range of other cancers. In a Phase 1 dose-ranging trial in 49 evaluable patients with advanced metastatic solid tumors, Acelarin was well tolerated, achieved a 78% disease control rate and was associated with intracellular levels of active anti-cancer metabolite over 200 times higher than those reported for gemcitabine. A subset of 14 evaluable patients with relapsed/refractory gynecological cancers achieved a 93% disease control rate. In a Phase 1b dose-ranging trial in 23 evaluable patients with recurrent ovarian cancer, Acelarin was combined with carboplatin and achieved a 96% disease control rate. Based on these disease control rates and the tolerability profile, a Phase 1b trial of Acelarin is being conducted in patients with locally advanced or metastatic biliary tract cancers to determine its optimal dose in combination with cisplatin. In October 2018, at the European Society for Medical Oncology (ESMO) 2018 Congress, we announced combined results from cohorts 1 and 2 of this trial, also known as the ABC-08 trial, in which Acelarin in combination with cisplatin was observed to continue to achieve approximately a doubling of the response rate expected with the standard of care, gemcitabine plus cisplatin. In addition, these results showed the combination was well-tolerated and several patients achieved significant reductions in their tumor volume as well as further tumor shrinkage over time. Based on these and other previously announced interim data, and contingent upon regulatory guidance and other factors, we are planning to open a Phase 3 trial of Acelarin plus cisplatin in patients with biliary tract cancer in 2019. Acelarin is also being evaluated in a Phase 2 trial in patients with platinum-resistant ovarian cancer, for which we expect to report interim data in 2019. In addition, the National Cancer Research Institute in the United Kingdom is facilitating a Phase 3 trial of Acelarin for the treatment of patients with pancreatic cancer. As of March 2019, we had enrolled more than 170 out of an expected 328 patients. The disease control rates referred to above include complete responses, partial responses and stable disease, measured by radiographic assessment to determine changes in tumor size, and evaluated using the standard scoring system known as Response Evaluation Criteria in Solid Tumors, or RECIST. The disease control rates are based on investigator assessment of tumor response in a limited number of patients and may not be predictive of or consistent with the results of later trials.

NUC-3373, our second product candidate, is a ProTide transformation of the active anti-cancer metabolite of 5-fluorouracil, or 5-FU, which we believe has the potential to replace 5-FU as the standard of care in the treatment of a wide range of cancers. In preclinical studies, we observed that NUC-3373 overcame the key resistance mechanisms associated with 5-FU and generated intracellular levels of the active anti-cancer metabolite over 300 times higher than that of 5-FU. NUC-3373 is currently being evaluated in a Phase 1 clinical trial of patients with advanced solid tumors for which we reported interim data in September 2017. In this trial, NUC-3373 generated high levels of the active anti-cancer metabolite inside the patients’ white blood cells, resulting in complete inhibition of the target enzyme associated with cancer cell growth. The pharmacokinetic profile of NUC-3373 appeared favorable, which supports our belief that NUC-3373 may enhance efficacy, improve safety and provide a more convenient dosing regimen. In October 2018, we reported further interim data from this trial at ESMO 2018. These interim data showed that three patients had achieved stable disease after treatment, with progression-free survival, or PFS, lasting more than nine months at September 25, 2018, as well as a continued promising pharmacokinetic and pharmacodynamic, tolerability and dosage administration profile. Importantly, no patients developed hand-foot syndrome, as of data cut-off, which is a debilitating side effect occurring in 34% to 72% of patients treated with fluoropyrimidine therapy. The results of this trial suggest that NUC-3373 has the potential to overcome the key cancer resistance mechanisms associated with 5-FU and may be capable of achieving anti-cancer activity even in patients who have progressed on prior treatment with a fluoropyrimidine. In October 2018, we also commenced NuTide:302, a Phase 1b trial in patients with advanced colorectal cancer in which NUC-3373 will be combined with many of the agents typically combined with 5-FU, including leucovorin, irinotecan, oxaliplatin and monoclonal antibodies. Contingent on regulatory guidance and other factors, we also plan to initiate in 2019 a Phase 2/3 trial in patients with advanced colorectal cancer.

NUC-7738, our third product candidate, is a ProTide transformation of cordycepin, a novel nucleoside analog that has shown potent anti-cancer activity in preclinical studies. We have just opened a Phase I clinical trial with NUC-7738 in patients with advanced solid tumors.

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

Our Strategy

Our goal is to transform standards of care and improve survival for patients across a wide range of cancer indications. Our strategy includes the following key components:

•

Rapidly develop Acelarin as a first-in-class nucleotide analog for the treatment of patients with cancer. We believe that Acelarin has the potential to replace the core chemotherapy component of treatment regimens for patients with various cancers, including:

•

Biliary tract cancer. We reported interim data from a Phase 1b trial of Acelarin in combination with cisplatin in January 2018 and in October 2018. Contingent upon regulatory guidance and other factors, we plan to open a Phase 3 trial of Acelarin in combination with cisplatin as a first-line treatment of patients with biliary tract cancer in 2019.

•

Ovarian cancer. We expect to report interim data from our ongoing PRO-105 Phase 2 trial of Acelarin in patients with platinum-resistant ovarian cancer in 2019. Contingent on regulatory guidance and other factors, we plan to initiate a Phase 2/3 trial of Acelarin in combination with a platinum agent in 2019.

•

Pancreatic cancer. The National Cancer Research Institute in the United Kingdom is facilitating a Phase 3 trial of Acelarin as a first-line treatment compared to gemcitabine. As of March 2019, more than 170 patients had been enrolled in this trial.

•	Rapidly develop NUC-3373 to replace 5-FU as the standard of care for the treatment of patients with various cancers.
•

Advanced solid tumors. In October 2018, we reported data from a Phase 1 trial of NUC-3373 in patients with advanced solid tumors. We expect this trial to continue with the goal of establishing the optimal dose and dosing schedule of NUC-3373 in patients with advanced solid tumors in 2019.

•

Colorectal cancer. In October 2018, we commenced NuTide:302, a Phase lb trial in patients with advanced colorectal cancer in which NUC-3373 will be combined with many of the agents typically combined with 5-FU, including leucovorin, irinotecan, oxaliplatin and monoclonal antibodies. We expect to report interim data from this trial in 2019. Contingent on regulatory guidance and other factors, we plan to initiate a Phase 2/3 trial of NUC-3373 in combination with other agents in 2019.

•

Rapidly develop NUC-7738 as a treatment for patients with solid tumors and lymphomas. We have just opened a Phase I clinical trial with NUC-7738, a ProTide based on a novel nucleoside analog, for patients with advanced solid tumors.

•

Leverage our proprietary ProTide technology platform to develop additional product candidates. We are pursuing both the transformation of well-established and widely used nucleoside analogs as well as novel nucleoside analogs, which we believe have the potential to address additional areas of unmet medical need in oncology.

•

Continue to strengthen our intellectual property position. We own or have exclusive rights to the core technologies underlying our ProTide technology platform. We have been granted patents in key markets, including the United States, Europe and Japan, protecting the composition of matter of Acelarin, NUC-3373 and other of our product candidates. We intend to further expand and enhance our intellectual property position. We also have been granted or allowed patent protection in key markets for the proposed commercial formulation of Acelarin and for uses of Acelarin in targeting cancer. Our patent portfolio has grown substantially in the past year and we are actively evaluating new intellectual property opportunities as they arise, with the intention of further expanding our intellectual property position.

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

Cancer and the Need for Improved Treatment Options

Cancer is the second leading cause of death in the United States, with approximately 1.8 million new cases and 607,000 deaths expected in 2019 according to the American Cancer Society.

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

Clinical Data

Acelarin has been evaluated in one Phase 1 dose-ranging clinical trial and one Phase 1b clinical trial for recurrent ovarian cancer and is being evaluated in three clinical trials across numerous solid tumor cancer indications: Phase 2 for platinum-resistant ovarian cancer; Phase 1b for biliary tract cancer; and Phase 3 for pancreatic cancer. We announced additional interim results from the Phase 1b trial for biliary tract cancer in October 2018.

The vast majority of patients in the completed Phase 1 and Phase 1b trials were resistant or refractory to all existing standards of care and yet a high proportion obtained significant tumor regression or stable disease when treated with Acelarin. All of these investigator-sponsored trials were, or in the case of the ongoing Phase 1b trial are being, conducted in the United Kingdom under a clinical trial authorization, or CTA, by the Medicines and Healthcare products Regulatory Agency, or MHRA. The completed Phase 1 and Phase 1b trials were designed to assess the safety, pharmacokinectics and clinical activity of Acelarin as monotherapy or in combination with carboplatin. The ongoing Phase 1b trial is designed to assess the safety, pharmacokinectics and clinical activity of Acelarin in combination with cisplatin.

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

Acelarin: Phase 1b clinical trial in combination with cisplatin (ABC-08)

In October 2018, we announced additional interim results from the ABC-08 trial. In this Phase 1b multi-center, open-label study, Acelarin, when combined with cisplatin, achieved a high response rate and was well-tolerated as front-line treatment for patients with advanced biliary tract cancer. Fourteen patients with advanced biliary tract cancer received Acelarin (625mg/m2 or 725mg/m2) and cisplatin (25mg/m2) on days one and eight of a three-week cycle. In the intent-to-treat group of patients, a complete radiological response was achieved in one patient and a partial response in six patients, resulting in an objective response rate of 50%. In the 11 efficacy evaluable patients (defined as those patients who received at least one cycle of therapy), an objective response rate of 64% was achieved. The results showed that the combination of

Acelarin and cisplatin was well-tolerated over multiple cycles with no unexpected adverse events, no dose-limiting toxicities, no discontinuations due to Acelarin-associated toxicity and no Grade 4 adverse events. We previously announced, in January 2018, interim data on the first eight patients recruited. In addition to the data showing the combination being well-tolerated, a response rate of 50% was achieved in those patients, including one complete response and three partial responses.

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

Based on the interim results of this trial, we plan to open a Phase 3 trial of Acelarin and cisplatin as a front-line treatment of patients with locally advanced or metastatic biliary tract cancers in 2019.

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

Acelarin development strategy and ongoing clinical trials

Acelarin has been administered to over 250 patients with a wide range of advanced cancers. We are developing Acelarin for multiple indications: as first-line treatment in biliary tract cancer, an indication in which no drug has ever been approved; in platinum-resistant ovarian cancer; and as first-line treatment in pancreatic cancer.

Our ongoing clinical trials are:

•	A Phase 1b trial, in 21 patients with biliary tract cancer, to establish the optimal dose of Acelarin in combination with cisplatin as a first-line treatment;
•

a Phase 2 trial, in up to 64 patients with platinum-resistant ovarian cancer, to assess the optimal dose and anti-cancer activity of Acelarin as monotherapy, with the expectation of interim data in 2019; and

•

a Phase 3 trial expected to enroll 328 patients with metastatic pancreatic cancer to compare Acelarin to gemcitabine as a first-line treatment, facilitated by the National Cancer Research Institute in the United Kingdom.

The Phase 2 trial in platinum-resistant ovarian cancer is being conducted under an Investigational New Drug application, or IND, in the United States and a CTA in the United Kingdom. In November 2017, we announced the enrollment of the first patients in both the United States and the United Kingdom in this trial. Patients are receiving Acelarin on day one, eight and 15 of a 28-day cycle and are being treated to progression. The primary endpoint of the trial is objective response rate, and secondary endpoints include duration of response, progression-free survival, overall survival and safety parameters. Part one of the trial will enroll up to 20 evaluable patients in each of two dose cohorts: 500mg/m2 and 750mg/m2. In part two of the trial, we expect to select one of these doses and enroll at least an additional 24 patients at the selected dose.

The Phase 1b trial in biliary tract cancer and the Phase 3 trial in pancreatic cancer are investigator-sponsored trials and being conducted under a CTA in the United Kingdom. In January 2018, we reported that 14 patients had been enrolled in the Phase 1b trial. In October 2018, we reported that 152 patients had been enrolled in the Phase 3 trial.

Biliary tract cancer

Overview. Biliary tract cancers, including cholangiocarcinoma, gallbladder and ampullary carcinoma, are cancers originating in the bile duct, a vessel that transports bile from the liver to the gall bladder and small intestine. Approximately 178,000 new cases of biliary tract cancer are diagnosed each year worldwide, with more than 12,000 of those diagnoses in the United States.

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

Ovarian cancer

Overview. Ovarian cancer is the fifth-leading cause of cancer death in women in the United States. According to the U.S. National Cancer Institute, there are approximately 22,000 new cases and 14,000 cancer-related deaths each year from ovarian cancer in the United States. Worldwide, there are approximately 225,000 new cases of ovarian cancer and 140,000 deaths yearly. Surgery and cytotoxic chemotherapies are widely used to treat ovarian cancer; however, the outcomes have changed little over several decades. The five-year survival rate for ovarian cancer patients in the United States improved only marginally from 42.2% in 1995 to 46.8% in 2010.

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

Pancreatic cancer

Overview. Pancreatic cancer is the third-leading cause of cancer deaths in the United States with approximately 57,000 new diagnoses and 46,000 deaths expected in 2019. Worldwide, there were approximately 338,000 new pancreatic cancer diagnoses in 2012. Approximately 85% of patients diagnosed with pancreatic cancer have advanced disease at the time of diagnosis, are ineligible for surgery and are treated with chemotherapy. Patients with pancreatic cancer have a poor prognosis, with a five-year survival rate of only 7.7%.

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

NUC-3373: A Transformation of 5-FU

We have designed our second ProTide, NUC-3373, to overcome the key cancer resistance mechanisms, improve upon the safety profile and reduce the dosing administration burdens associated with the nucleoside analog, 5-FU. We are advancing NUC-3373 in the clinic and developing this new chemical entity as a therapy for colorectal cancer and other solid tumors.

5-FU and its Limitations

First introduced in 1957, 5-FU is still widely used for the treatment of many cancers, including colorectal, breast, gastric, head and neck, and pancreatic cancers. Approximately 500,000 patients per year in North America receive 5-FU.

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

Two other drugs have been approved that aim to generate the same active anti-cancer metabolite as 5-FU: fluorodeoxyuridine, or Floxuridine, marketed as FUDR ®, and capecitabine, marketed as Xeloda ®. Like 5-FU, both of these drugs must be converted to FUDR-MP inside the cancer cell in order to exert their primary cytotoxic activity. Capecitabine is a derivative of 5-FU containing a chemical modification of the nucleoside ring, which allows oral dosing of capecitabine.

Similar to gemcitabine, the key cancer resistance mechanisms of breakdown, activation and transport have been associated with a poor prognosis to a 5-FU therapeutic regimen. We believe our ProTide, NUC-3373, overcomes these specific key resistance mechanisms as well as dosing administration challenges associated with 5-FU.

1. Subject to breakdown. More than 85% of an injected dose of 5-FU is degraded by dihydropyrimidine dehydrogenase, or DPD, an enzyme largely expressed in the liver. This breakdown destroys most of the drug before it has an opportunity to enter the cancer cell, become activated and exert any therapeutic effect. Furthermore, this breakdown results in the generation of a toxic byproduct, F-BAL, which has been associated with off-target toxicity, such as “hand-foot syndrome,” which is reported in various sources as affecting 34% to 72% of patients treated with 5-FU. Hand-foot syndrome is a reddening, swelling, numbness and skin sloughing or peeling on the palms of the hands and soles of the feet.  In addition, levels of DPD have also been found to be elevated in tumors that are resistant to 5-FU.

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

4. Dosing administration challenges. The pharmacokinetic and pharmacodynamic properties of 5-FU also lead to dosing administration challenges. Pharmacodynamic properties refer to the biochemical and physiological effects of a drug on the human body. 5-FU has a half-life between eight and 14 minutes in plasma. In an effort to counter this short time period, healthcare providers often administer 5-FU as a continuous infusion over extended periods of time, often days. For example, patients being treated for colorectal or pancreatic cancer typically receive 5-FU over 46 hours using a portable infusion pump. This dosing regimen creates burdens for providers, inconveniences patients and contributes additional costs to the healthcare system.

Our Solution: NUC-3373

We designed our second ProTide, NUC-3373, to overcome the key cancer resistance mechanisms, improve upon the safety profile and reduce the dosing administration burdens associated with the nucleoside analog, 5-FU. NUC-3373 is a nucleotide analog that delivers the same active anti-cancer metabolite, FUDR-MP, that 5-FU aims to generate within a cancer cell, but at far higher concentrations. NUC-3373 is in a Phase 1 clinical trial in patients with advanced solid tumors and a Phase Ib clinical trial in patients with advanced colorectal cancer.

Unlike 5-FU, NUC-3373 consists of the active anti-cancer metabolite, FUDR-MP, and a protective phosphoramidate moiety. This moiety allows NUC-3373 to enter the cell without the need for any membrane transporters. Once inside the cancer cell, the phosphoramidate moiety is optimally cleaved off, resulting in deprotection and the release of FUDR-MP. This bypasses the need for any activating enzymes, resulting in significantly higher levels of the active anti-cancer metabolite, which we believe may lead to improved efficacy as compared to 5-FU. In addition, because NUC-3373 avoids breakdown by the enzyme DPD, certain toxic byproducts such as F-BAL are not generated at clinically significant levels, which we believe may lead to an improved tolerability profile as compared to 5-FU. Lastly, we believe that the improved pharmacokinetic and pharmacodynamic profile, including the significantly longer half-life of NUC-3373, may result in a more favorable dosing regimen relative to 5-FU.

The metabolism of NUC-3373 compared to 5-FU as described above is illustrated in the following graphic.

Clinical Data

NUC-3373 is currently being evaluated in a Phase 1 trial in patients with advanced solid tumors and a Phase 1b trial in patients with advanced colorectal cancer. Contingent on regulatory guidance and other factors, we intend to initiate a Phase 2/3 trial of NUC-3373 in combination with other agents for patients with colorectal cancer in 2019.

NUC-3373: Phase 1 clinical trial. In October 2018, we announced the presentation of data from the first 36 patients with metastatic cancer enrolled in our Phase 1 clinical study of NUC-3373. In this trial, we are measuring various pharmacokinetic and pharmacodynamic parameters, including plasma concentration of NUC-3373, intracellular concentrations of the active anti-cancer metabolite, FUDR-MP, the ability of NUC-3373 to bind to its target enzyme, TS, and the downstream effects on the levels of dTMP.

In September 2017, we reported interim data from 21 of the patients then enrolled in the trial. The following graphs on the left labeled “Plasma NUC-3373” illustrate the maximum plasma concentrations, or Cmax, of NUC-3373 among the four cohorts as measured after one administration and the plasma concentrations of NUC-3373 over time, as measured by AUC. The following graphs on the right labeled “Intracellular FUDR-MP” illustrate the corresponding data for intracellular levels of the active anti-cancer metabolite, FUDR-MP.

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

In October at ESMO 2018, we announced additional data from this trial. As of data cut-off at September 25, 2018, 36 patients, all with metastatic cancer, had been enrolled in the trial, with 29 patients receiving NUC-3373 on a weekly schedule on days one, eight, 15 and 22 of a 28-day cycle at doses ranging from 125mg/m2 to 1,500 mg/m2 and seven patients receiving NUC-3373 on an alternate-week, or fortnightly, schedule on days one and 15 of a 28-day cycle at doses ranging from 1,500 mg/m2 to 1,875mg/m2. Evidence of durable anti-cancer activity was noted, with three patients achieving stable disease, with PFS lasting more than nine months at September 25, 2018. Both dosing regimens were observed to be well tolerated with no unexpected adverse events or accumulative toxicity. Importantly, no patients developed hand-foot syndrome as of data cut-off. NUC-3373’s plasma half-life of 9.7 hours allows it to be infused over a much shorter time frame of 30 minutes to four hours compared to the 46-hour continuous infusion required with 5-FU. The interim results of this trial suggest that NUC-3373 has the potential to overcome the key cancer resistance mechanisms associated with 5-FU and capecitabine and may be capable of achieving anti-cancer activity even in patients who have progressed on prior treatment with a fluoropyrimidine.

NUC-3373 Development Strategy and Planned Clinical Trials

We aim to develop NUC-3373 for multiple indications with an initial focus on colorectal cancer. In October 2018, we commenced NuTide:302, a Phase 1b trial in which we expect to enroll approximately 36 patients with advanced colorectal cancer and in which NUC-3373 will be combined with many of the agents typically combined with 5-FU, including leucovorin, irinotecan, oxaliplatin and monoclonal antibodies. Contingent on regulatory guidance and other factors, we also plan to initiate in 2019 a Phase 2/3 trial in patients with advanced colorectal cancer.

The ongoing Phase 1 trial in advanced solid tumors is investigator-sponsored and being conducted under a CTA. The ongoing Phase 1b trial in patients with colorectal cancer is being conducted under a CTA in the United Kingdom and an IND in the United States.

Colorectal Cancer Overview

In the United States, approximately 145,000 new cases of colorectal cancer and 51,000 deaths due to the disease are expected in 2019. Worldwide, there were an estimated 1.4 million new colorectal cancer cases and 694,000 deaths in 2012, and the global burden is expected to increase to more than 2.2 million new cases and 1.1 million deaths annually by 2030. Most systemic therapies for colorectal cancer include 5-FU, either as monotherapy or in combination with another chemotherapeutic, typically oxaliplatin or irinotecan. Both alone and in combination, 5-FU is the single most effective compound against these tumors. Nevertheless, despite being the standard of care, the effectiveness of 5-FU is modest. Overall response rates are in the range of 10% to 15%.

NUC-3373 Preclinical Data

NUC-3373 avoids breakdown. In our preclinical studies, NUC-3373, unlike 5-FU, was not susceptible to breakdown by the enzyme DPD, which is a major factor in limiting the efficacy of 5-FU. Therefore, the ability of NUC-3373 to generate the active anti-cancer metabolite, FUDR-MP, should be unaffected by DPD activity and result in much higher intracellular concentrations of FUDR-MP. Furthermore, in patients receiving NUC-3373, the toxic byproduct, FBAL, produced by DPD’s breakdown of 5-FU has not been generated at clinically significant levels, with no hand foot syndrome observed to date.

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

Preclinical studies in human colorectal cancer cells showed that NUC-3373 generated levels of the active anti-cancer metabolite, FUDR-MP, 366 times higher than those achieved by administering equivalent amounts of 5-FU. We believe that these increased levels of FUDR-MP could translate into the ability of NUC-3373 to kill various cancer cells at much lower doses than those of 5-FU. Moreover, in a preclinical colorectal cancer xenograft study, NUC-3373 showed a greater ability to reduce tumor weight and volume than 5-FU.

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

We are targeting NUC-7738 for development in both solid and hematological tumors based on the broad activity seen with cordycepin in preclinical studies. We have recently opened a Phase 1 clinical trial in patients with solid tumors, and expect to expand this study to include patients with lymphomas.

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

As part of our clinical development strategy, we are investigating the molecular profile of cancer cells with the aim of identifying patients who may receive the greatest benefit from our ProTides compared with the current nucleoside analog standards of care. We are working to identify and quantify key biomarkers relevant to Acelarin, NUC-3373 and NUC-7738, as well as to assess their predictive nature with regard to treatment. In addition, such assays may become relevant to our eventual commercial and reimbursement strategy by helping to pre-identify those patients for whom existing nucleoside analogs are unlikely to provide a significant benefit due to the existence in these patients of one or more cancer-resistance mechanisms.

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

As of February 12, 2019, we owned 349 granted patents (of which nine are U.S.-issued patents) and 327 pending patent applications (of which 17 are U.S. pending patent applications). Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include: Australia, Canada, China, Eurasia (in the form of a regional patent), Europe (in the form of a regional patent), Hong Kong, India, Israel, Japan, South Korea, Malaysia, Mexico, Philippines, Singapore and South Africa. Not included in the patent count is one U.S. patent that is currently in reissue proceedings which were initiated by us for purposes of narrowing the claims covered by such patent.

Acelarin

We own 90 granted patents covering the composition of matter of our Acelarin product candidate. The patent claims are directed to the Acelarin product candidate and to a genus around that candidate. Acelarin was originally formed as a mixture of two diastereoisomers, both of which are biologically active, and each of these composition of matter patents cover Acelarin both as a single diastereoisomer and as a mixture of diastereoisomers. The composition of matter patents for Acelarin have been granted in major territories, including Europe and Japan. These granted patents are expected to expire in 2024, excluding any patent term adjustments and any patent term extensions. As disclosed above, there is also one patent in the United States for Acelarin that is currently under reissue.

Additionally, we own 45 granted patents, as well as 33 pending patent applications, directed towards Acelarin in single diastereoisomer form. The more soluble single diastereoisomer is being used for clinical development in our ongoing and planned upcoming clinical trials. A patent claiming the more soluble single diastereoisomer of Acelarin has been granted in Europe and the United States, and corresponding patent applications are pending in other major territories, including Japan. These granted patents and patents arising from the pending applications, if issued, are expected to expire in 2033 and 2035, excluding any patent term adjustments and any patent term extensions.

We own granted patents and patent applications covering formulations of Acelarin (including those used in the clinical trials), methods of making Acelarin (including as a single diastereoisomer), and specific uses of Acelarin, including the use of Acelarin in combination with carboplatin and Acelarin in combination with cisplatin. Patents claiming the clinical formulation of Acelarin have been granted in the United States and Europe. Patents arising from these pending applications have been filed in all major territories, including the United States, Europe and Japan and are expected to expire in 2035, 2036 and 2038 excluding any patent term adjustments and any patent term extensions.

NUC-3373

We own 57 granted patents and seven pending applications covering the composition of matter of NUC-3373, a genus around NUC-3373 and specific uses of NUC-3373. Those patents were granted in major territories, including the United States, Europe and Japan. These granted patents and patents arising from the pending applications, if issued, are expected to expire in 2032, excluding any patent term adjustments and any patent term extensions.

We own patent applications covering formulations of NUC-3373 (including those used in the clinical trials), methods of making NUC-3373, and specific uses of NUC-3373. These patents and patents arising from these pending applications are expected to expire in 2036, 2037 and 2038 excluding any patent term adjustments and any patent term extensions.

NUC-7738

We own 21 pending applications covering the composition of matter of NUC-7738, a genus around NUC-7738 and specific uses of NUC-7738. The patent applications are pending in major territories, including the United States, Europe and Japan. Patents arising from these pending applications, if issued, are expected to expire in 2035 excluding any patent term adjustments and any patent term extensions.

We own patent applications covering formulations of NUC-7738 and methods of making NUC-7738. Patents arising from these pending applications are expected to expire in 2036 and 2038 excluding any patent term adjustments and any patent term extensions.

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

The term of a patent that covers an FDA-approved drug or biologic may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other jurisdictions to extend the term of a patent that covers an approved drug, for example Supplementary Protection Certificates. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We anticipate that some of our issued patents may be eligible for patent term extensions but such extensions may not be available and therefore our commercial exclusivity may be restricted.

Collaboration and License Agreements

Cardiff University License

In August 2009, we entered into a research, collaboration and license agreement with Cardiff University and University College Cardiff Consultants Ltd., or Cardiff Consultants, which we refer to as the Cardiff Agreement. The Cardiff Agreement was renewed with an effective date of January 1, 2018 for an additional two years on substantially the same terms. Under the Cardiff Agreement, we collaborate with Cardiff University in the design, synthesis, characterization and evaluation of phosphoramidate prodrugs, which we refer to as ProTides, based on certain nucleosides. We are responsible for funding certain work performed by Cardiff University and making other payments, which totaled £292,607 in 2018 and which we expect will total approximately £340,000 in 2019. Cardiff University and Cardiff Consultants, which is a holder of intellectual property developed by Cardiff University, have assigned to us all rights in the results of the research under the Cardiff Agreement, and agreed not to undertake any research for any competing third party on nucleoside families of interest to us where such research would make use of ProTide-related intellectual property owned or controlled by Cardiff University as of the date of the Cardiff Agreement or which at any time thereafter becomes owned or controlled by Cardiff University, which we refer to as the Cardiff intellectual property, or to grant rights in the Cardiff intellectual property to any third party for use in connection with nucleosides of interest to us. The foregoing restrictions exclude the field of neurodegeneration for one specific nucleoside analog.

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

The centralized procedure results in a single MAA granted by the European Commission that is valid across the European Union, as well as in Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) officially designated “orphan drugs” (drugs used for rare human diseases) and (iv) advanced-therapy medicines, such as gene-therapy, somatic cell-therapy or tissue-engineered medicines. The centralized procedure may, at the request of the applicant, also be used for human drugs which do not fall within the above mentioned categories if the human drug (a) contains a new active substance which, on the date of entry into force of this Regulation, was not authorized in the Community; or (b) the applicant shows that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization in the centralized procedure is in the interests of patients or animal health at European Community level.

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

Healthcare Reform

We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, ACA) enacted in March 2010, was expected to have a significant impact on the health care industry and result in expanded coverage for the uninsured. With regard to pharmaceutical products, among other things, ACA was expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare Part D program. We cannot predict the impact of the ACA on pharmaceutical companies as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet occurred. In addition, both Congress and the President have expressed their intention to repeal the ACA and as a result certain sections of the ACA have not been fully implemented or were effectively repealed. These actions add to the uncertainty of the changes enacted as part of the ACA, and we continue to evaluate how the ACA and recent efforts to repeal and replace or limit the implementation of the ACA will impact our business.

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

C.	Organizational Structure

The following is a list of our significant subsidiaries:

Name of undertaking	Country of registration	Activity	Percent holding
NuCana, Inc.	United States	Biotechnology Research and Development	100
NuCana BioMed Trustee Company Limited	Scotland	Employee Benefit Trust	100

D.	Property, Plant and Equipment

Type	Location	Size (sq ft)	Expiry
Executive office	Edinburgh, United Kingdom	7,785	August 14, 2022
Executive office	Newton, MA, United States	312	December 31, 2020

All of our property is leased.  We believe that our office facilities are sufficient to meet our current needs.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

Net Foreign Exchange Gains (Losses)

Net foreign exchange gains (losses) primarily includes gains or losses on cash held in U.S. dollars and on dollar-denominated advances paid to suppliers.

Finance Income

Finance income relates to interest earned on our cash and cash equivalents.

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

As a company that carries out extensive research and development activities, we benefit from the U.K. and U.S. research and development tax credit regimes. In the United Kingdom, we are able to surrender some of our losses for a cash rebate of up to 33.35% of eligible expenditures on qualifying research and development projects. In the United States, we are able to offset the research and development credits against corporation tax payable. Qualifying expenditures largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. In the United Kingdom, where we receive the larger proportion of the research and development credit, certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits in the United Kingdom in the future under the current research and development tax credit scheme because we may no longer qualify as a small or medium-sized company. However, we may be able to file under a large company scheme.

Unsurrendered tax losses are carried forward to be offset against future taxable profits. After accounting for tax credits receivable, there were accumulated tax losses for carry forward in the United Kingdom of £23.2 million as of December 31, 2018. There were also temporary differences on share-based compensation arrangements of £38.9 million. No deferred tax asset is recognized in respect of accumulated tax losses or temporary differences on share-based compensation arrangements because future profits are not sufficiently certain.

In the event we generate revenues in the future, we may benefit from the “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The rate of tax for relevant streams of revenue for companies receiving this relief is currently 10%.

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. An amount of 20% of goods and services is added to all applicable sales invoices and is payable to the U.K. tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the U.K. tax authorities.

Results of Operations

Comparison of Year Ended December 31, 2017 and 2018

The following table summarizes the results of our operations for the years ended December 31, 2017 and 2018.

	Year ended December 31,
	2018	2017
	(in thousands)
Research and development expenses	£(16,846)	£(17,673)
Administrative expenses	(5,184)	(4,573)
Initial public offering related expenses	—	(1,794)
Net foreign exchange gains (losses)	2,902	(1,654)
Operating loss	(19,128)	(25,694)
Finance income	1,065	208
Loss before tax	(18,063)	(25,486)
Income tax credit	4,223	2,401
Loss for the year	(13,840)	(23,085)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	12	(8)
Total comprehensive loss for the year	£(13,828)	£(23,093)

Research and Development Expenses

Research and development expenses were £16.8 million for the year ended December 31, 2018 as compared to £17.7 million for the year ended December 31, 2017, a decrease of £0.9 million. Amounts totaling £8.8 million in 2017, related to share based compensation expense, were included in research and development costs, compared to £0.8 million in 2018.  The decrease was due to the number and vesting conditions of options granted in 2017 relative to 2018.  Research and development costs, excluding share-based compensation expense, in 2018 increased by £7.1 million. The increase was as a result of higher clinical trial costs and costs associated with drug manufacturing due to the number and size of clinical trials being performed. The following table gives a breakdown of the research and development costs incurred by product for the years ended December 31, 2017 and 2018:

	Year ended December 31,
	2018	2017
	(unaudited) (in thousands)
Acelarin	£8,239	£8,284
NUC-3373	4,903	5,447
NUC-7738	1,198	1,948
Other	2,506	1,994
	£16,846	£17,673

Administrative Expenses

Administrative expenses were £5.2 million for the year ended December 31, 2018 as compared to £4.6 million for the year ended December 31, 2017, an increase of £0.6 million. The increase was largely attributable to higher expenses associated with operating as a public company and increased personnel expenses partially offset by lower share-based compensation expense in 2018 of £1.0 million compared with £2.9 million in 2017 due to the number and vesting conditions of options granted in 2017 relative to 2018.

Initial Public Offering Expenses

In the year ended December 31, 2017, costs of £1.8 million were recorded in the Results of Operations and a further £0.4 million which directly related to the proceeds of the offering was recorded in Share Premium. These costs primarily related to legal, accounting and other advisors’ fees in connection with our IPO. There were no such costs in the year ended December 31, 2018.

Net Foreign Exchange Gains (Losses)

For the year ended December 31, 2018, we reported a net foreign exchange gain of £2.9 million as compared to a net foreign exchange loss of £1.7 million for the year ended December 31, 2017. In the year ended December 31, 2018, the gain arose from higher average cash balances held in U.S. dollars and the U.S. dollar appreciating relative to the U.K. pound sterling. In the year ended December 31, 2017, the loss primarily arose from higher average cash balances held in U.S. dollars for the last quarter of 2017, as compared to previous quarters, and during that quarter the U.S. dollars depreciated relative to the U.K. pound sterling.

Finance Income

Finance income represents bank interest and was £1.1 million for the year ended December 31, 2018 and £0.2 million for the year ended December 31, 2017. The increase in bank interest for the year ended December 31, 2018 was primarily due to lower average cash balances in the first nine months of 2017 as compared to 2018 as well as higher rates of interest on cash balances during 2018.

Income Tax Credit

The income tax credit, which is largely comprised of research and development credits, amounted to £4.2 million for the year ended December 31, 2018 as compared to £2.4 million for the year ended December 31, 2017. In the United Kingdom, research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses, and the increase in the net credit was primarily attributable to an increase in our eligible research and development expenses.

Comparison of Year Ended December 31, 2016 and 2017

The following table summarizes the results of our operations for the years ended December 31, 2016 and 2017.

	Year Ended December 31,
	2017	2016
	(in thousands)
Research and development expenses	£(17,673)	£(7,904)
Administrative expenses	(4,573)	(1,143)
Initial public offering related expenses	(1,794)	—
Net foreign exchange (losses) gains	(1,654)	599
Operating loss	(25,694)	(8,448)
Finance income	208	283
Loss before tax	(25,486)	(8,165)
Income tax credit	2,401	2,116
Loss for the year	(23,085)	(6,049)
Other comprehensive expense:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(8)	(2)
Total comprehensive loss for the year	£(23,093)	£(6,051)

Research and Development Expenses

Research and development expenses for the year ended December 31, 2017 were £17.7 million as compared to £7.9 million for the year ended December 31, 2016, an increase of £9.8 million. The increase was attributable to the number and size of clinical trials being performed in 2017 as compared to 2016, as well as share-based compensation expense of £8.8 million in 2017 due to the number and vesting conditions of options granted that year compared with £1.0 million for 2016. There was also an increase in the number of research and development personnel in 2017. The following table gives a breakdown of the research and development costs incurred by product for the years ended December 31, 2016 and 2017:

	Year Ended December 31,
	2017	2016
	(unaudited)
	(in thousands)
Acelarin	£8,284	£4,729
NUC-3373	5,447	1,413
NUC-7738	1,948	587
Other	1,994	1,175
	£17,673	£7,904

Administrative Expenses

Administrative expenses were £4.6 million for the year ended December 31, 2017 as compared to £1.1 million for the year ended December 31, 2016, an increase of £3.5 million. The increase was largely attributable to higher share-based compensation expense in 2017 of £2.9 million compared with £0.1 million in 2016 due to the number and vesting conditions of options granted in 2017 relative to 2016, as well as an increase in expenses associated with operating as a public company, and increased personnel expenses.

Net Foreign Exchange (Losses) Gains

For the year ended December 31, 2017, we reported a net foreign exchange loss of £1.7 million as compared to a net foreign exchange gain of £0.6 million for the year ended December 31, 2016. In the year ended December 31, 2017, the loss primarily arose from higher average cash balances held in U.S. dollars for the last quarter of 2017 and during that quarter the U.S. dollar depreciated relative to the U.K. pound sterling. In the year ended December 31, 2016, the gain arose primarily from higher average cash balances held in U.S. dollars, which appreciated during 2016 relative to the U.K. pound sterling.

Finance Income

Finance income represents bank interest and was £0.2 million for the year ended December 31, 2017 and £0.3 million for the year ended December 31, 2016. The decrease in bank interest for the year ended December 31, 2017 was primarily due to lower average cash balances in the first nine months of 2017 as compared to 2016 as well as lower rates of interest on bank balances.

Income Tax Credit

The income tax credit, which is largely comprised of research and development credits, amounted to £2.4 million for the year ended December 31, 2017 as compared to £2.1 million for the year ended December 31, 2016, an increase in the net credit amount of £0.3 million. In the United Kingdom, research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses, and the increase in the net credit was primarily attributable to an increase in our eligible research and development expenses.

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

Recognition of Contracted Manufacturing Expenses

As part of the process of preparing our consolidated financial statements, we may be required to estimate accrued or prepaid expenses related to our contracted manufacturing expenses. In order to obtain reasonable estimates, we review open contracts and master service agreements. In addition, we consult with applicable personnel in order to identify services that have been performed and which have not yet been invoiced, and services not yet performed for which we have been invoiced in advance.

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

In future periods, we expect our share-based payment expense to increase due in part to our existing unrecognized share-based payment expenses and the grant of additional share-based awards to continue to attract, incentivize and retain our employees, directors and consultants.

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
As a privately held company prior to completing our IPO, our share price does not have sufficient historical volatility for us to adequately assess the fair value of the share option grants. As a result, our management considered the historical volatility of other comparable publicly traded companies and, based on this analysis, concluded that a volatility range of 60.06% to 68.14% in 2018 (2017: 66.56% to 67.11%, 2016: 60.92% to 69.05%) was appropriate for the valuation of our share options. We intend to continue to consistently apply this methodology using the same comparable companies until a sufficient amount of historical information regarding the volatility of our own share price as a public company becomes available.

The expected life of the option, beginning with the option grant date, was used in valuing our share options. The expected life used in the calculation of share-based payment expense is the time from the grant date to the expected exercise date. The life of the options depends on the option expiration date, volatility of the underlying shares and vesting features.

IFRS 2, Share-based Payments, requires the use of the risk-free interest rate of the country in which the entity’s share option exercise price is expressed, with a remaining term equal to the expected life of the option. In 2017 a third-party valuation firm applied the appropriate risk-free rate using the Bank of England’s estimates of gilt zero-coupon yield curve as at the respective share option grant dates.

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

During 2016, we issued share options on June 30, August 22, October 28 and December 12. These share options were awarded based on the underlying share price of £4.00 per ordinary share. We made contemporaneous estimates of the valuation of the share price, which for share options issued in 2016 was retrospectively revalued upon contemplation of the IPO. After considering the market approach, the income approach and the asset-based approach, we utilized the market approach to determine the estimated fair value of our ordinary shares based on its determination that this approach was most appropriate for a clinical-stage biopharmaceutical company at this point in its development. Consideration was given to the American Institute of Certified Public Accountants’ Practice Aid: “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” or the Practice Aid, in addition to input from management, the likelihood of completing an IPO and recent transactions with investors. A public trading market for our ordinary shares (in the form of ADSs) has now been established in connection with the completion of our IPO, and it will therefore no longer be necessary to estimate the fair value of our ordinary shares in connection with our accounting for share-based payment expenses, as the fair value of our ordinary shares will be determinable by reference to the trading price of our ADSs on Nasdaq. The retrospective valuation dates for June 30, 2016, August 22, 2016, October 28, 2016 and December 12, 2016 resulted in valuations of our ordinary shares of £6.97, £8.61, £8.76 and £9.19 per share, respectively, as of those dates.

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

During 2018, we issued share options on April 11, May 8, and August 14.  The fair value of these share options has been calculated using the Black-Scholes option pricing model.

The following table summarizes by grant date the number of ordinary shares subject to options granted between January 1, 2016 and December 31, 2018, the per share purchase or exercise prices, the fair value of the ordinary shares on the dates of grant, the re-assessed fair value of the ordinary shares on the dates of grant, if applicable, and the estimated fair value per option utilized to calculate share-based payment expense.

Grant date	Number of options granted	Exercise price per share	Fair value of ordinary share at grant date	Re-assessed fair value of ordinary share at grant date	Estimated fair value per option
June 30, 2016	270,690	£4.00	£4.00	£6.97	£4.02
Aug 22, 2016	12,500	£2.80	£4.00	£8.61	£6.15
Aug 22, 2016	37,500	£3.00	£4.00	£8.61	£6.01
Aug 22, 2016	25,000	£3.40	£4.00	£8.61	£5.74
Aug 22, 2016	11,250	£3.60	£4.00	£8.61	£5.62
Aug 22, 2016	5,000	£3.60	£4.00	£8.61	£5.62
Aug 22, 2016	37,500	£3.60	£4.00	£8.61	£5.62
Oct 28, 2016	12,500	£3.40	£4.00	£8.76	£5.85
Oct 28, 2016	50,000	£4.00	£4.00	£8.76	£5.46
Dec 12, 2016	45,750	£4.00	£4.00	£9.19	£5.22
May 16, 2017	23,250	£4.00	£11.08	n/a	£7.70
Sep 13, 2017	14,690	£5.40	£10.43	n/a	£6.15
Sep 14, 2017	25,000	£5.40	£10.34	n/a	£6.08
Sep 14, 2017	110,310	£5.40	£10.34	n/a	£6.08
Sep 14, 2017	12,500	£5.40	£10.34	n/a	£6.08
Sep 14, 2017	25,000	£10.80	£10.34	n/a	£3.90
Sep 15, 2017	45,750	£4.00	£10.15	n/a	£6.76
Sep 15, 2017	1,028,533	£0.04	£10.15	n/a	£10.11
Sep 27, 2017	37,500	£11.19	£11.19	n/a	£4.36
Sep 27, 2017	178,282	£11.19	£11.19	n/a	£4.36
Apr 11, 2018	10,000	£17.51	£17.51	n/a	£8.97
Apr 11, 2018	10,000	£17.51	£17.51	n/a	£8.97
Apr 11, 2018	37,500	£17.51	£17.51	n/a	£8.97
Apr 11, 2018	10,000	£17.51	£17.51	n/a	£8.97
Apr 11, 2018	4,000	£17.51	£17.51	n/a	£8.97
Apr 11, 2018	7,500	£0.16	£17.51	n/a	£17.35
May 8, 2018	10,000	£16.57	£16.57	n/a	£8.63
May 8, 2018	10,000	£16.57	£16.57	n/a	£8.63
May 8, 2018	21,000	£16.57	£16.57	n/a	£8.63
May 8, 2018	21,000	£16.57	£16.57	n/a	£8.63
Aug 14, 2018	40,000	£18.05	£18.05	n/a	£9.65
Aug 14, 2018	37,500	£18.05	£18.05	n/a	£9.65
Aug 14, 2018	15,000	£18.05	£18.05	n/a	£9.65
Aug 14, 2018	10,000	£18.05	£18.05	n/a	£9.65
Aug 14, 2018	10,000	£18.05	£18.05	n/a	£9.65

Deferred Tax and Current Tax Credits

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognized in the statement of operations, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Tax credits are accrued for the year based on calculations that conform to the U.K. research and development tax credit regime applicable to small and medium-sized companies. We may not be able to continue to claim research and development tax credits in the future under the current research and development tax credit scheme because we may no longer qualify under the thresholds for a small or medium-sized company. However, we may be able to file under a large company scheme. Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. No deferred tax assets are recognized on our losses carried forward because there is currently no indication that we will make sufficient profits to utilize these tax losses.

Recent Accounting Pronouncements

The International Accounting Standards Board, or IASB, and International Financial Reporting Interpretations Committee, or IFRIC, have issued the following standards and interpretations, which are considered relevant to us, with an effective date after December 31, 2018.

Effective Date
IFRS 16: Leases	January 1, 2019
Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
IFRIC Interpretation 23 Uncertainty over Income Tax Treatments	January 1, 2019

See Note 2 “Significant Accounting Policies” of the notes to our audited consolidated financial statements for the year ended December 31, 2018 included elsewhere in this Annual Report for more information.

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

Overview

Since our inception, we have incurred significant operating losses and negative operating cash flows. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and administrative expenses will increase in connection with conducting clinical trials and seeking marketing approval for our product candidates, as well as costs associated with operating as a public company. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources.

Cash Flows

The following table summarizes the results of our cash flows for the years ended December 31, 2017 and 2018.

	Year ended December 31,
	2018	2017
	(in thousands)
Net cash used in operating activities	£(12,224)	£(8,708)
Net cash used in investing activities	(651)	(933)
Net cash from financing activities	207	77,747
Net (decrease) increase in cash and cash equivalents	£(12,668)	£68,106

Operating activities. The increase in net cash used in operating activities to £12.2 million for the year ended December 31, 2018 from £8.7 million for the year ended December 31, 2017 was primarily due to higher spending on research and development activities, including clinical trials, and expenses associated with operating as a public company, partially offset by higher research and development tax credit receipts in 2018 of £4.2 million compared to £0.3 million in 2017.

Investing activities. Net cash used in investing activities was £0.7 million for the year ended December 31, 2018 compared with £0.9 million for the year ended December 31, 2017. In 2018 higher spending on intangible assets of £0.7 million was offset by lower spending on tangible assets and higher receipts for bank interest of £0.8 million.

Financing activities. The net cash from financing activities of £77.7 million for the year ended December 31, 2017 reflected net proceeds received from the IPO whereas in the year ended December 31, 2018 £0.2 million was generated from the issue of shares on the exercise of share options.

The following table summarizes the results of our cash flows for the years ended December 31, 2016 and 2017.

	Year Ended December 31,
	2017	2016
	(in thousands)
Net cash used in operating activities	£(8,708)	£(9,264)
Net cash (used in) provided by investing activities	£(933)	14,931
Net cash from financing activities	77,747	200
Net increase in cash and cash equivalents	68,106	5,867

Operating activities. The decrease in net cash used in operating activities to £8.7 million for the year ended December 31, 2017 from £9.3 million for the year ended December 31, 2016 was primarily due to advance payments made in 2016. This was partially offset by higher spending on clinical trial activity, one-time IPO related expenses and increased staff costs. We also had lower research and development tax credit receivable due to the timing of receipt of the claim.

Investing activities. Net cash used in investing activities was £0.9 million for the year ended December 31, 2017. Net cash provided by investing activities was £14.9 million for the year ended December 31, 2016. This change was primarily due to proceeds from maturing short-term deposits of £15.1 million, received in the year ended December 31, 2016. The year ended December 31, 2017 also included higher acquisition payments in respect of tangible and intangible assets.

Financing activities. The increase in net cash from financing activities to £77.7 million for the year ended December 31, 2017 from £0.2 million for the year ended December 31, 2016 was due to net proceeds received from the IPO.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to incur net losses in the future. We expect that our operating expenses will increase as we continue to invest in our research and development programs, exploit our ProTide pipeline and build out our organization with additional employees.

Additionally, as a public company, we incur significant audit, legal and other expenses that we did not incur as a private company. We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, at least into 2021.

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

Full details of our research and development activities and expenditures are given in “Item 4. Information on the Company–B. Business” and “Item 5A. Operating Results” within this Annual Report.

D.	Trend Information

See “Item 5A. Operating Results” within this Annual Report.

E.	Off-Balance Sheet Arrangements

We do not have variable interests in variable interest entities or any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual lease commitments and obligations as of December 31, 2018.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Operating lease obligations	£433	£197	£209	£27	—
Total	£433	£197	£209	£27	—

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

G.	Safe Harbor

See the section titled “Information Regarding Forward-Looking Statements” at the beginning of this Annual Report.

Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and directors:

Name	Age	Position
Executive Officers
Hugh Griffith	50	Chief Executive Officer and Director
Christopher Wood	73	Chairman and Chief Medical Officer
Donald Munoz	50	Chief Financial Officer
Non-Executive Directors
Isaac Cheng	43	Non-Executive Director
James Healy	54	Non-Executive Director
Martin Mellish	61	Non-Executive Director
Rafaèle Tordjman	49	Non-Executive Director
Adam George	49	Non-Executive Director
Cyrille Leperlier	65	Non-Executive Director

Executive Officers

Hugh Griffith is our co-founder and has served as our Chief Executive Officer and as a member of our board of directors since our operations began in March 2008. In addition, he currently serves as a non-executive director of Thirty Holdings Limited and its wholly owned subsidiary, EdixoMed Limited, and MedAnnex Limited, biotech companies which he co-founded in 2009. He also serves as director of Alida Capital International, a biotech business angel syndicate that he formed in 2009. Prior to founding NuCana, Mr. Griffith was Chief Operating Officer of Bioenvision, Inc., a biopharmaceutical company, from July 2004 until December 2007, when it was acquired by Genzyme Corporation (now Sanofi). He previously served as Commercial Director of Bioenvision, Inc. from September 2002 to June 2004. Before that, Mr. Griffith held several senior commercial positions at Quantanova Limited, a biopharmaceutical company, from January 2002 to July 2002, Abbott Laboratories (now AbbVie Inc.) from October 1995 to December 2001 and Warner-Lambert Company (now Pfizer Inc.) from April 1992 to October 1995. He currently serves on the advisory board of the Scottish Lifesciences Association. Mr. Griffith received an M.B.A. from Cardiff Business School and a B.Sc. Honours in Biology from the University of Stirling. We believe that Mr. Griffith possesses specific attributes that qualify him to serve as a member of our board of directors, including the perspective and experience he brings as our Chief Executive Officer, which provides historic knowledge of our company, operational expertise and continuity to our board of directors, and his significant experience in the biopharmaceutical industry in positions including chief executive officer, chief operating officer and executive director.

Christopher Wood is our co-founder and has served as a member of our board of directors since our founding, as our Chairman since 2008 and as our Chief Medical Officer since July 2017. Dr. Wood also currently serves as chairman of several biopharmaceutical or biotechnology companies including: Thirty Holdings Limited and its wholly owned subsidiary, Edixomed Limited, MedAnnex Limited and OncoBioPharm Limited. In addition, he is a director of MiNA Therapeutics Limited, a biotechnology company. Prior to joining our board of directors, Dr. Wood was a co-founder of Bioenvision, Inc., a biopharmaceutical company, and served as its Chairman and Chief Executive Officer from 2000 until 2007, when it was acquired by Genzyme Corporation (now Sanofi). From 1995 through 1999, Dr. Wood was chairman of the board and Chief Executive of Eurobiotech, Inc. From 1989 through 1990, Dr. Wood was co-founder and director of Genethics Ltd until it was acquired by Proteus International plc. Dr. Wood co-founded and served as chairman from 1986 to 1992 of Medirace Ltd., a biotechnology company, which later became Medeva PLC and was acquired by Celltech Group PLC (now UCB). From 1979 to 1991, Dr. Wood was a surgical oncologist at The Royal Postgraduate Medical School and a consultant surgeon at Hammersmith Hospital, both in London, England. Dr. Wood is an honorary Professor at Imperial College London, a Fellow of the Royal College of Surgeons of Edinburgh and a Fellow of the Learned Society of Wales. Dr. Wood received an M.D. from the University of Wales School of Medicine. We believe that Dr. Wood possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience in the biotechnology sector and his having founded and managed four companies, including our company.

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

Non-Executive Directors

Rafaèle Tordjman has served as a member of our board of directors since November 2011. Dr. Tordjman currently serves as Chief Executive Officer and Executive Investor of Jeito Capital, which she joined in May 2018. From February 2017 to August 2017, Dr. Tordjman was a Special Advisor at Sofinnova Partners, an independent venture capital firm based in Paris, where she specialized in life sciences investments. She joined Sofinnova Partners in 2001 and served as a Managing Partner from January 2011 to February 2017. Dr. Tordjman currently serves as a director of ObsEva SA, a Nasdaq-listed biopharmaceutical company, and has previously served as a director of several biopharmaceutical or biotechnology companies, including: Lysogene, Ascendis Pharma A/S, DBV Technologies S.A., Medtronic CoreValve LLC and Flexion Therapeutics, Inc. Previously, Dr. Tordjman was a research scientist at the Institut National de la Santé et de la Recherche Médicale (INSERM) in Cochin Hospital, Paris, France. Before joining INSERM, Dr. Tordjman was a medical doctor specializing in clinical hematology and internal medicine. Dr. Tordjman received a Ph.D. with high honors in hematopoiesis and angiogenesis, and a post-doctoral fellowship in immunology, from the University Paris VII. Dr. Tordjman received an M.D. and fellowship in hematology and internal medicine from the Paris University Hospitals. We believe that Dr. Tordjman possesses specific attributes that qualify her to serve as a member of our board of directors, including her medical background, clinical and research experience, and industry knowledge.

James Healy has served as a member of our board of directors since March 2014. Dr. Healy has also been a General Partner of Sofinnova Ventures since 2000, and currently serves as a director of Ascendis Pharma A/S, Coherus BioSciences, Inc., Iterum Therapeutics PLC,, Natera, Inc., ObsEva SA, Y-mAbs Therapeutics, Inc. and several private companies. Dr. Healy has previously served as a board member of Amarin Corporation, Auris Medical Holding AG, Edge Therapeutics, Inc., Hyperion Therapeutics, Inc., InterMune, Inc., Anthera Pharmaceuticals, Inc., Durata Therapeutics, Inc., CoTherix, Inc., Movetis NV and several private companies. Dr. Healy holds an M.D. and a Ph.D. in Immunology from Stanford University School of Medicine and a B.A. in Molecular Biology and Scandinavian Studies from the University of California, Berkeley. We believe that Dr. Healy possesses specific attributes that qualify him to serve as a member of our board of directors, including extensive experience in biomedical research, development and finance.

Isaac Cheng has served as a member of our board of directors since May 2017. Dr. Cheng is currently an investment advisor at Morningside Technology Advisory LLC, a venture capital firm, which he joined in 2006, and is also a director of Cognoa, Inc., a digital health company, and several biopharmaceutical or biotechnology companies, including: MA Pharmaceuticals, Inc., Incarda Therapeutics, Inc., Atea Pharmaceuticals, Inc., Artugen Therapeutics Limited, Amylyx Pharmaceuticals, Inc. and K-Gen Limited. Previously, he was a board member of Advanced Cell Diagnostics, Inc., a biotechnology company, and a board observer of both Chimerix, Inc., a biotechnology company, and Argos Therapeutics, Inc., a biotechnology company. From 2004 to 2005, Dr. Cheng was Director of Research and Development at Serica Technologies, Inc., a Morningside portfolio company. Prior to that, Dr. Cheng was an Associate Director at Novartis Pharmaceuticals Corporation in Clinical Development and Medical Affairs. Dr. Cheng received his M.D. from Tufts University School of Medicine. We believe that Dr. Cheng possesses specific attributes that qualify him to serve as a member of our board of directors, including his medical background, clinical and research experience and industry knowledge.

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

Adam George has served as a member of our board of directors since April 2018. He has been the UK Managing Director of GW Pharmaceuticals since March 2017 and also serves as GW Pharmaceuticals’ Company Secretary. GW Pharmaceuticals is a publicly traded biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. Previously, Mr. George was GW Pharmaceutical's Chief Financial Officer from 2012 until March 2017 and Financial Controller from 2007 to 2012. Before joining GW Pharmaceuticals, Mr. George held several senior finance roles within both public and private companies. Mr. George holds a BSc. in Biology from Bristol University and is a Chartered Accountant. He also serves as

Chairman of NuCana's Audit Committee. We believe that Mr. George possesses the specific attributes that qualify him to serve as a member of our board of directors, including significant management experience in the biopharmaceutical industry at both public and private companies.

Cyrille Leperlier has served as a member of our board of directors since May 2018. He brings to NuCana over 30 years of experience in the pharmaceutical and biotechnology industry. Most recently, Dr. Leperlier served as Senior Scientific Advisor for Sanofi's Corporate Business Development and M&A Group, where, among other transactions, he was deeply involved in Sanofi's acquisition of Genzyme. Prior to this role, Dr. Leperlier served as Medical Director in Japan for Sanofi.Before joining Sanofi, Dr. Leperlier was Medical Director and Global Head of Clinical Development at Rhone Poulenc Rorer and previously worked for Takeda in a variety of operational and medical affairs roles. Dr. Leperlier received an M.D. from the University of Paris, Saint-Antoine School of Medicine and a Master in Human Biology (major in physiology) from the Medical University of Paris.He is a recognised expert in oncology drug development, strategic portfolio prioritisation, and business development, with extensive leadership experience at a number of global biotechnology and pharmaceutical companies. We believe that Dr. Leperlier possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in global drug development and marketing.

B.	Compensation

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our directors and members of management for services in all capacities to us and our subsidiaries for the year ended December 31, 2018, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2018 to provide pension, retirement or similar benefits to, our directors and members of the executive management board.

Directors’ and Executive Officers’ Compensation

Directors Compensation

For the year ended December 31, 2018, the table below sets forth the compensation paid to our directors, and, in the case of Messrs. Griffith and Wood, reflects the compensation paid for their services as our Chief Executive Officer and Chief Medical Officer, respectively.

Year Ended December 31, 2018 Directors Compensation (1)

Name	Salary/Fees	Annual Bonus	Benefit Excluding Pension (2)	Pension Benefit (3)	Total
	£	£	£	£	£
Hugh S. Griffith
Executive Director
Chief Executive Officer	467,217	271,920	2,032	45,142	786,311
Christopher Wood
Executive Director
Chairman and Chief Medical Officer	155,127	60,189	3,719	—	219,035
Isaac Cheng
Non-Executive Director	30,048	—	—	—	30,048
James Healy
Non-Executive Director	30,048	—	—	—	30,048
Martin Mellish
Non-Executive Director	30,048	—	—	—	30,048
Rafaèle Tordjman
Non-Executive Director	41,316	—	—	—	41,316
Adam George
Non-Executive Director (4)	33,804	—	—	—	33,804
Cyrille Leperlier
Non-Executive Director (5)	20,032	—	—	—	20,032
(1)	For the year ended December 31, 2018, the majority of compensation was set and paid in pounds sterling (£).

(2)	The amount for benefits represents our contribution to medical insurance.
(3)	The amount for pension benefit represents our contribution into a money purchase plan.
(4)	Adam George was appointed on April 4, 2018.
(5)	Cyrille Leperlier was appointed on May 1, 2018.

Executive Officers Compensation

The compensation for each our executive directors and executive officers is comprised of the following elements: base salary, annual bonus, personal benefits, pension or 401(k) plan and long-term equity-based incentives. The total amount of compensation paid and benefits in kind granted to our executive officers, whether or not a director, for the year ended December 31, 2018 was £1.6 million.

Bonus Plans

The summary set forth below describes the bonus plan pursuant to which compensation was paid to our executive officers and directors for the year ended December 31, 2018.

Our executive officers and directors are eligible for an annual bonus at the discretion of the Remuneration Committee. Bonus awards are reviewed at the end of each calendar year and any such awards are determined by the performance of the individual and the company as a whole based upon the achievement of strategic objectives set at the beginning of the year.

Outstanding Equity Awards, Grants and Option Exercises

During the year ended December 31, 2018, options to purchase 42,000 ordinary shares were awarded to non-executive directors.

	Type of		Nominal	Exercise	First date of
Name	Plan(1)	Granted	value	price	exercise (2)	Date of expiry
Non-Executive Directors
Adam George	2016 Share Option Scheme	21,000	£0.04	£16.57	May 8, 2019	May 8, 2028
Cyrille Leperlier	2016 Share Option Scheme	21,000	£0.04	£16.57	May 8, 2019	May 8, 2028
(1)	Further details of the 2016 Share Option Scheme are given on pages 106-107.
(2)

Options granted will vest if the option holder remains under their respective employment contract/contract of services for the agreed vesting period. The share options granted under these plans will vest equally over a period of four years.

As of December 31, 2018, our executive officers and directors held options to purchase 3,673,502 ordinary shares. Our executive officers and directors exercised options to purchase 220,000 ordinary shares during the year ended December 31, 2018.

We periodically grant share options to employees, directors and consultants to enable them to share in our successes and to reinforce a corporate culture that aligns their interests with that of our shareholders. During the year ended December 31, 2018, we granted options to purchase 42,000 ordinary shares to our executive officers and directors. During the year ended December 31, 2018, we granted options to purchase 211,500 ordinary shares to 10 employees and consultants who are not directors or executive officers.

Pension, Retirement and Similar Benefits

For the year ended December 31, 2018, we and our subsidiaries contributed a total of £49,388 into money purchase plans to provide pension, retirement or similar benefits to our executive officers and directors.

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

As of December 31, 2018, we had granted options to purchase 1,032,500 ordinary shares to directors, employees and consultants under the 2009 Share Option Scheme. 7,500 of these options lapsed in 2017 and 356,250 were exercised in 2018. The remainder of these options have vested and are exercisable.

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

Each option grant is documented through an option agreement. Most of the option agreements entered into under the 2009 Share Option Scheme provide that all unexercised options are exercisable upon one or more of the following events: (i) the admission of part of or the entirety of issued share capital (or of any holding company) to listing on the Official List of the U.K. Listing Authority and to trading on the market for listed securities of London Stock Exchange plc, or to trading on AIM, a market of the London Stock Exchange, or to trading on any recognized investment exchange (as that term was defined in Section 841 of Income and Corporate Taxes Act 1988, or ICTA, and as now contained in Section 1137 of the Corporation Tax Act 2010, or CTA); (ii) a change of control; or (iii) a sale of the company.

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

As of December 31, 2018, we had granted options to purchase 1,908,935 ordinary shares to directors and employees under the 2012 Share Option Scheme. Of these, options to purchase 105,188 shares have been cancelled and options to purchase 37,500 shares were exercised in 2016. A further 42,500 options were exercised in 2018.  The remaining options to purchase 1,723,747 shares have vested and are exercisable.

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

Leaver Provisions. Absent summary dismissal with just cause, options will be retained by an option holder once they have ceased to be an employee or director of the company or a subsidiary. Where an option holder has been summarily dismissed for cause, such option holder’s unexercised options shall immediately cease to be exercisable and shall lapse after 90 days unless our board of directors determines within such 90 day period that the option holder may exercise all or part of his options within a specified period.

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

As of December 31, 2018, we had granted options to purchase 2,249,505 ordinary shares to directors and employees under the 2016 Share Option Scheme. Of these, options to purchase 45,750 shares were exercised in 2016, 30,000 options to purchase shares were exercised in 2017, and 16,562 options to purchase shares were exercised in 2018. Of the remaining options granted under this scheme, 1,461,058 had vested at December 31, 2018, 143,438 had been forfeited and the remaining 552,697 are unvested.

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

Employee Benefit Trust

On December 19, 2011, we established a discretionary employee benefit trust under the terms of a trust deed, or the Employee Benefit Trust, to operate in conjunction with our share option schemes. The beneficiaries of the Employee Benefit Trust are our employees and former employees (including executive directors) and their spouses, civil partners, surviving spouses and civil partners, children and step-children under the age of 18. The trustee of the Employee Benefit Trust is NuCana BioMed Trustee Company Limited, or the Trustee, our wholly owned subsidiary. As of December 31, 2018, the Trustee holds 500,000 of our ordinary shares in trust under the terms of the trust deed, which, pursuant to the terms of our three option schemes, and at the election of the Trustee, may be used to satisfy awards under our share option schemes. Under the terms of the trust deed, unless we direct otherwise, the Trustee must abstain from voting at a general meeting any of our shares held in the trust fund for which the Trustee holds the whole of the beneficial interest.

C.	Board Practices

Board Composition and Director Independence

Our business affairs are managed under the direction of our board of directors, which is currently composed of eight members. Under the rules and regulations of Nasdaq a director will qualify as “independent” if our board of directors affirmatively determines that he or she has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our board of directors has established guidelines to assist it in determining whether a director has such a material relationship. Ownership of a significant amount of our shares, by itself, does not constitute a material relationship.

Pursuant to Nasdaq rules, a director employed by us cannot be deemed to be an “independent director,” and consequently Hugh Griffith and Christopher Wood do not qualify as independent directors.

Our board of directors has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, our board of directors has determined that the following directors are “independent directors” as defined by the applicable rules and regulations of Nasdaq: Rafaèle Tordjman, James Healy, Isaac Cheng , Martin Mellish, Adam George and Cyrille Leperlier.

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

Audit Committee

The members of our audit committee are four of our non-executive directors, Adam George, Isaac Cheng, James Healy and Martin Mellish and each of these members is an “independent director” as such term is defined in Rule 10A-3 under the Exchange Act. Adam George serves as chair of the audit committee. Our board of directors has determined that Adam George is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002. Our audit committee meets at least four times per year and oversees the monitoring of our internal controls, accounting policies and financial reporting and provides a forum through which our external auditors and independent registered public accounting firm reports. Our audit committee meets at least once a year with the external auditors and our independent registered public accounting firm without executive board members present. The audit committee is also responsible for overseeing the activities of the external auditors and our independent registered public accounting firm, including their appointment, reappointment, or removal as well as monitoring their objectivity and independence. The audit committee also reviews and approves the fees paid to our external auditors and independent registered public accounting firm and determines whether the fee levels for non-audit services, individually and in aggregate, relative to the audit fee are appropriate so as not to undermine their independence.

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

The number of employees by function and geographic location as of the end of the period for our fiscal years ended December 31, 2016, 2017 and 2018 was as follows:

	At December 31,
	2018	2017	2016
By Function:
Research and development	20	18	15
Management and administrative	4	2	1
Total	24	20	16
By Geography:
United Kingdom	21	17	15
North America	3	3	1
Total	24	20	16

As of December 31, 2018, we had 21 full-time employees and 3 part-time employees. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our employee relations are good.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders

The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2018 by:

•	each of our executive officers and directors;
•	each person beneficially owning more than 5% of our share capital as of December 31, 2018; and
•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from December 31, 2018, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person except with respect to the percentage ownership of all board members and executive officers, as a group. Based on our share register and other information made available to us by certain of our shareholders, as of December 31, 2018, 75,750 ordinary shares, representing 0.24% of our issued and outstanding ordinary shares, were held by two U.S. record holders.

Unless otherwise indicated, the address for each of the shareholders in the table below is c/o NuCana plc, 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

	Ordinary Shares Beneficially Owned(1)
Name of Beneficial Owner	Number	Percent
Greater than 5% Shareholders
Sofinnova Capital VI FCPR(2)	7,233,795	22.45
Sofinnova Venture Partners VIII, L.P.(3)	4,666,666	14.48
Capital Research Global Investors(4)	3,170,352	9.48
Morningside Venture Investments Limited(5)	2,911,111	9.03
Scottish Enterprise(6)	1,946,915	6.04
Woodford Investment Management Ltd.(7)	1,865,000	5.79
Named Executive Officers and Directors
Hugh Griffith(8)	3,209,977	9.33
Christopher Wood(9)	1,949,374	5.88
Donald Munoz(10)	233,713	*
Rafaèle Tordjman(11)	11,437	*
James Healy(12)	4,712,416	14.62
Isaac Cheng(13)	13,875	*
Martin Mellish(14)	34,125	*
Cyrille Leperlier (15)	-	*
Adam George (16)	-	*
All of our current executive officers and directors, as a group (9 persons)	10,164,917	28.55%

*	Indicates beneficial ownership of less than one percent of our ordinary shares.
(1)	Number of shares owned as shown both in this table and the accompanying footnotes and percentage ownership is based on 32,226,458 ordinary shares outstanding on December 31, 2018.
(2)

All shares are held by Sofinnova Capital VI FCPR (“Sofinnova Capital”), all of which  shares are held in the form of ADSs. Sofinnova Partners SAS, a French corporation, is the management company of Sofinnova Capital, and may be deemed to have sole voting and investment power with respect to the shares held by Sofinnova Capital. Denis Lucquin, Antoine Papiernik, Henrijette Richter, Monique Saulnier and Graziano Seghezzi are the managing partners of Sofinnova Partners SAS, and, as such, may be deemed to have joint voting and investment power with respect to the shares held by Sofinnova Capital. Beneficial ownership information is based on information known to us and a Schedule 13D filed on February 13, 2019. The address of Sofinnova Capital is Sofinnova Partners, Immeuble le Centorial, 16-18 Rue du Quatre-Septembre, 75002 Paris, France.

(3)

All shares are held by Sofinnova Venture Partners VIII, L.P. (“Sofinnova Ventures”), of which 2,266,666 shares are held in the form of ADSs. Dr. James Healy, a member of our board of directors, together with Dr. Michael F. Powell and Dr. Anand Mehra, are the managing members of Sofinnova Management VIII, L.L.C., the general partner of Sofinnova Ventures, and as such, may be deemed to have joint voting and dispositive power with respect to the shares held by Sofinnova Ventures. Each of Dr. Powell, Dr. Mehra and Dr. Healy disclaims beneficial ownership of the shares held by Sofinnova Ventures, except to the extent of his pecuniary interest therein, if any. Beneficial ownership information is based on information known to us and a Schedule 13D filed on October 11, 2017.  The mailing address of Sofinnova Ventures is c/o Sofinnova Ventures, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, CA 94025.

(4)

All shares are held in the form of ADSs by funds associated with Capital Research Global Investors (“Capital Research”), which is a division of Capital Research and Management Company (“CRMC”). Of the 3,170,352 shares held by Capital Research, 2,542,628 shares are held by SMALLCAP World Fund, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by CRMC. CRMC manages equity assets for various investment companies through three divisions, Capital Research, Capital World Investors, and Capital International Investors. These divisions generally function separately from each other with respect to investment research activities and they make investment decisions and proxy voting decisions for the investment companies on a separate basis. Beneficial ownership information is based on information known to us and a Schedule 13G filed by Capital Research on February 14, 2019, and a Schedule 13G/A filed by SMALLCAP World Fund, Inc. on February 14, 2019. The mailing address of Capital Research is c/o Capital Research Global Investors, 333 South Hope Street, Los Angeles, California 90071.

(5)

All shares are held by Morningside Venture Investments Limited (“MVIL”). Raymond Tang, Louise Garbarino, Peter Stuart Allenby Edwards and Jill Franklin are directors of MVIL, and may be deemed to have joint voting and dispositive power with respect to the shares held by MVIL. Each of Mr. Tang, Ms. Garbarino, Mr. Edwards and Ms. Franklin disclaim beneficial ownership of the shares held by MVIL, except to the extent of his or her pecuniary interest therein, if any. Beneficial ownership information is based on information known to us and a Schedule 13G filed on February 14, 2019. The mailing address of MVIL is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC 98000, Monaco.

(6)

Consists of 1,946,915 ordinary shares owned of record by Scottish Enterprise. Scottish Enterprise is a non-departmental body of the Scottish government and has sole voting and investment power with respect to the shares. Beneficial ownership information is based on information known to us and a Schedule 13G/A filed on February 12, 2019. The address of Scottish Enterprise is Atrium Court, 50 Waterloo Street, Glasgow G2 6HQ, Scotland.

(7)

All shares are held by Woodford Investment Management Ltd. (“Woodford”). Mr. Neil Woodford serves as Head of Investments for Woodford, and as such, may be deemed to have joint voting and dispositive power with respect to the shares held by Woodford. Mr. Woodford disclaims beneficial ownership of the shares held by Woodford, except to the extent of his pecuniary interest therein. Beneficial ownership information is based on information known to us and a Schedule 13G filed on February 14, 2019. The mailing address of Woodford is c/o Neil Woodford, 9400 Garsington Road, Oxford OX4 2HN, United Kingdom.

(8)	Consists of (a) 1,026,446 ordinary shares and (b) options to purchase 2,183,531 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2018.
(9)	Consists of (a) 1,011,875 ordinary shares and (b) options to purchase 937,499 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2018.
(10)	Consists of (a) 30,000 ordinary shares and (b) options to purchase 203,713 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2018.
(11)	Consists of options to purchase 11,437 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2018
(12)

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

(13)	Consists of options to purchase 13,875 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2018.
(14)	Consists of options to purchase 34,125 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2018.
(15)	Dr. Leperlier is a member of our board of directors and holds no voting or investment power with respect to our securities.
(16)	Mr. George is a member of our board of directors and holds no voting or investment power with respect to our securities.
B.	Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2018 with any members of our board of directors or executive officers or the holders of more than 5% of our share capital.

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

Indemnification Agreements

We have entered into deeds of indemnity with each of our directors and executive officers. See “Management — Compensation — Insurance and Indemnification.”

C.	Interests of Experts and Counsel

Not Applicable.

Item 8	Financial Information
A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Dividend Policy

We have never declared or paid a dividend, and we do not anticipate declaring or paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

Under English law, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital.

B.	Significant Changes

There have been no significant changes since December 31, 2018.

Item 9	The Offer and Listing
A.	Offer and Listing Details

The ADSs have been listed on The Nasdaq Global Select Market under the symbol “NCNA” since September 28, 2017.

B.	Plan of Distribution

Not Applicable.

C.	Markets

The ADSs have been listed on The Nasdaq Global Select Market under the symbol “NCNA” since September 28, 2017.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

Item 10.	Additional Information
A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

Issued Share Capital

Our issued share capital as of December 31, 2018 is £1,289,058, divided into: 32,226,458 ordinary shares of £0.04 each. A summary of increases in, and changes to, our issued share capital since our incorporation is set out below.

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

During 2018 we issued 415,312 ordinary shares pursuant to the exercise of share options.

Ordinary Shares

As of December 31, 2018, we had issued and outstanding 32,226,458 ordinary shares of £0.04 each. Each issued ordinary share is fully paid.

Holders of ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders and do not have cumulative voting rights.

Any distribution made as a result of winding-up, dissolution or liquidation of our company and any dividend declared will be distributed in proportion to the number of fully paid ordinary shares held.

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

Classified board of directors. Our board of directors is divided into three classes, “Class I,” whose initial term expires at the annual general meeting of the shareholders to be held in 2020, “Class II,” whose initial term expires at the annual general meeting of the shareholders to be held in 2019, and “Class III”, whose initial term expires at the annual general meeting of the shareholders to be held in 2021, with the classes as nearly equal in number as possible. The Class I directors are Hugh Griffith and Christopher Wood, the Class II directors are Rafaèle Tordjman, James Healy and Cyrille Leperlier, and the Class III directors are Adam George, Isaac Cheng and Martin Mellish.

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

(c) Except as provided in our articles of association, a director shall not vote at a meeting of the directors in respect of any transaction or arrangement or any other proposal whatsoever in which he or she has an interest that is to his or her knowledge material (together with any person connected with him or her within the meaning of section 252 of the Companies Act 2006), other than (i) an interest in shares or debentures or other securities of the company, (ii) where permitted by the terms of any authorization of a conflict of interest, or (iii) in the circumstances set out in paragraph (d) below, and shall not be counted in the quorum at a meeting in relation to any resolution on which he or she is not entitled to vote.

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

(e) Where proposals are under consideration to appoint two or more directors to offices or employments with us or with any company in which we are interested or to fix or vary the terms of such appointments, such proposals may be divided and considered in relation to each director separately and in such case each of the directors concerned (if not debarred from voting under paragraph (d) (iv) above) shall be entitled to vote (and be counted in the quorum) in respect of each resolution, except that concerning his or her own appointment.

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

Purchase of own shares. Under English law, a limited company may only purchase its own shares out of its distributable profits or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, provided it is not restricted from doing so by its articles. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

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

Preemptive Rights. English law generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for a company’s articles of association, or shareholders in general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). On June 27, 2018, at our 2018 AGM, our shareholders approved the exclusion of preemptive rights in connection with the allotment of shares with an aggregate nominal value of up to £640,000, for a period ending at the conclusion of our next annual general meeting. On September 14, 2017, our shareholders also approved the exclusion of preemptive rights for the allotment of ordinary shares in connection with our share schemes, up to an aggregate nominal value of £200,331 for a period of five years from the date of approval, which exclusion will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

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

Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we do not expect to be treated as a PFIC for U.S. income tax purposes for the taxable year ending December 31, 2019. The PFIC tests must be applied each year, and it is possible that we may become a PFIC in a future year.

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

Taxation of Dividends and Other Distributions on the ADSs

Subject to the discussion above under the heading “—Passive Foreign Investment Company Considerations,” generally, the gross amount of distributions made by us, if any, to a U.S. Holder with respect to the ADSs, before reduction for any non-U.S. taxes withheld therefrom, will be includable in gross income as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of any cash distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of such U.S. Holder’s tax basis in its ADSs, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. A dividend in respect of the ADSs will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ADSs applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such reduced rate shall not apply if we are a PFIC for the taxable year in which we pay a dividend, or were a PFIC in the preceding taxable year. As indicated in the section titled “Dividend Policy” herein, we intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares.

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

Except as provided otherwise, this summary applies only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) in the United Kingdom for tax purposes and who are not resident for tax purposes in any other jurisdiction, and do not have a permanent establishment or fixed base in any other jurisdiction with which the holding of the ADSs is connected. Such persons are referred to herein as U.K. Holders. Persons (a) who are not resident (or, if resident, are not domiciled or deemed domiciled) in the United Kingdom for tax purposes, including those individuals and companies who trade in the United Kingdom through a branch, agency or permanent establishment in the United Kingdom to which the ADSs are attributable, or (b) who are resident or otherwise subject to tax in a jurisdiction outside the United Kingdom, are recommended to seek the advice of professional advisers in relation to their taxation obligations.

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.K. tax law. In particular:

•	this summary only applies to the absolute beneficial owners of the ADSs (and where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension); and
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

This summary further assumes, on the basis of HMRC guidance, that a holder of ADSs will be regarded by HMRC as the beneficial owner of the underlying ordinary shares and of any dividends paid in respect of the related ordinary shares (where the dividends are regarded for U.K. tax purposes as that person’s own income (and not the income of some other person)) for U.K. tax purposes.

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

United Kingdom Income Tax. An individual U.K. Holder (being an individual who is resident for tax purposes in the United Kingdom) who receives a dividend from the company will generally be subject to income tax on the dividend. For the tax year 2018/2019, an individual U.K. Holder will generally pay tax at a rate of zero per cent on the first £2,000 of dividends received by such U.K. Holder. Dividend income taxed at 0% will be taken into account in determining the rate at which income in excess of this tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed.

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

An individual who is not a U.K. Holder (other than one carrying on a trade, profession or vocation in the United Kingdom through a branch or agency to which the ADSs are attributable) who is resident for tax purposes outside the United Kingdom will not have any U.K. tax to pay on dividends received from the company.

United Kingdom Corporation Tax. A U.K. Holder within the charge to U.K. corporation tax may be entitled to exemption from U.K. corporation tax in respect of dividend payments. If the conditions for the exemption are not satisfied, or such United Kingdom Holder elects for an otherwise exempt dividend to be taxable, United Kingdom corporation tax will be chargeable on the amount of any dividends. The main rate of United Kingdom corporation tax for the 2018/2019 tax year is 19%. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

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

Taxation of Disposals

U.K. Holders. A disposal or deemed disposal of ADSs by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of ADSs are the extent to which the U.K. Holder  realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual allowance of tax-free gains in that tax year (the “annual exemption”). The annual exemption for the 2018/2019 tax year is £11,700. If, after all allowable deductions, an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of ADSs, the current applicable rate would be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and, after all allowable deductions, liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the current rate applicable to the excess would be 20%.

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

A disposal or deemed disposal of ADSs by a corporate U.K. Holder may give rise to a chargeable gain or an allowable loss for the purpose of U.K. corporation tax. Indexation allowance (which historically would have applied to reduce the amount of chargeable gain that is subject to corporation tax) will not operate to reduce any gains on disposals of ADSs acquired on or after January 1, 2018 that arise to corporate U.K. Holders. Indexation allowance may be available in relation to disposals of ADSs acquired prior to January 1, 2018, but will be calculated applying the Retail Price Index for December 2017 regardless of the actual date of disposal.

Non-United Kingdom Holders. The paragraphs below relating to the liability of non U.K. Holders to U.K. tax on chargeable gains assume that:

(a) the draft U.K. legislation published on January 9, 2019 relating to the taxation of gains made by non-residents on U.K. land are enacted into U.K. law as envisaged in the draft legislation; and

(b) the company does not (and will not) derive 75% or more of its gross asset value from U.K. land.

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

Based on current published HMRC practice and case law, there should be no SDRT payable on the issue of ordinary shares to a depositary receipt system or a clearance service. We understand that HMRC recognizes DTC as a clearance service for United Kingdom stamp duty and SDRT purposes.

Transfer to a depositary or clearance service. Transfers of, and unconditional agreements to transfer, ordinary shares to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or the provision of clearance services, will generally be regarded by HMRC as subject to SDRT (and where the transfer is effected by a written instrument, stamp duty €) at a rate of 1.5% of the amount or value of the consideration or, in certain circumstances, the value of the ordinary shares transferred unless, in the case of a clearance service, it has made an election under section 97A(1) Finance Act 1986, or such transfer can be regarded as an integral part of an issue of share capital. In a recent Court of Justice of the European Union judgment (Air Berlin plc v HMRC [2017]) the Court considered the application of this test, but, as yet, the UK domestic law and HMRC’s published practice remain unchanged. Accordingly, we anticipate that the charge will continue to be collected and anticipate that this liability for stamp duty or SDRT would be borne by the person depositing the relevant shares in the depositary receipt system or clearance service. Transfers of ordinary shares between depositary receipt systems and clearance services will generally be exempt from stamp duty and SDRT unless, in the case of a clearance service, it has made an election under section 97A(1) Finance Act 1986. Our understanding is that DTC has not made such an election.

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

Issue or Transfer of ADSs

Based on current HMRC published practice, no U.K. stamp duty or SDRT should be payable on the issue or transfer of (including an unconditional agreement to transfer) an ADS on the basis that an ADS is not regarded as “stock” or a “marketable security” for U.K. stamp duty purposes and is not considered “chargeable security” for the purposes of SDRT.

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

Interest Rate Risk

As of December 31, 2018, we had cash and cash equivalents of £77.0 million. As of December 31, 2017, we had cash and cash equivalents of £86.7 million. Our exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates. Our surplus cash and cash equivalents are invested in interest-bearing accounts and certificates of deposit from time to time which earn interest at fixed or variable rates, based on the terms agreed for each account. We have not entered into investments for trading or speculative purposes. An increase in the bank interest rates by 0.5 percentage points would increase the net annual interest income applicable to the cash and cash equivalents by £357,041 (2017: £327,261).

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

Any weakening of the pound sterling against the currencies of such other jurisdictions makes the purchase of such goods and services more expensive for us. We seek to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. We do not use forward exchange contracts to manage exchange rate exposure. A 1% increase in the value of the pound sterling relative to the U.S. dollar would reduce the carrying value of our net financial assets and liabilities in foreign currencies at December 31, 2018 by £429,101 (2017: £747,004).

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

None.

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

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. We have a program for the review of our internal control over financial reporting to ensure compliance with the requirements of the Exchange Act and Section 404 of the Sarbanes-Oxley Act of 2002.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as at December 31, 2018. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as at December 31, 2018.

C.	Attestation Report of the Registered Public Accounting Firm

This report does not include an attestation report of our registered public accounting firm as we are an emerging growth company as defined under the JOBS Act.

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

Our Audit Committee is comprised of four of our non-executive directors, Adam George, Isaac Cheng, James Healy and Martin Mellish, and each of these members is an “independent director” as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market. Adam George serves as chair of this committee. Our Board has determined that Mr. George is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

Ernst & Young LLP has served as our independent registered public accountant for each of the years ended December 31, 2016, December 31, 2017 and December 31, 2018 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees billed to us, including some of our subsidiaries, for services rendered by Ernst & Young LLP.

	Year ended December 31,
	2018	2017
	(in thousands)
Audit Fees	£330	£247
Audit-Related Fees (1)	186	475
Total	£516	£722

(1)

For the year ended December 31, 2017, audit-related fees include fees for the performance of interim reviews and assuring reporting on historical financial information included in the Company’s SEC registration statements in connection with the Company’s initial public offering on the Nasdaq Global Select Market. For the year ended December 31, 2018, audit-related fees are primarily for quarterly reviews.

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

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19.	Exhibits

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Association of the registrant	Form S-8	333-223476	3.1	03/07/2018

2.1	Deposit Agreement by and among the registrant and Citibank, N.A. and all Holders and Beneficial Owners of ADSs issued hereunder, dated as of October 2, 2017	Form 20-F	001-38215	2.1	03/22/2018

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	Form 20-F	001-38215	2.1	03/22/2018

4.1	Registration Rights Agreement by and among the registrant and the investors named therein, dated as of September 20, 2017	Form 20-F	001-38215	4.1	03/22/2018

4.2#	2009 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.1	09/18/2017

4.3#	2012 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.2	09/18/2017

4.4#	2016 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.3	09/18/2017

4.7†	Variation Agreement, dated March 15, 2012, by and between the registrant and Cardiff ProTides Limited and the related Side Letter, dated May 15, 2012	Form F-1/A	333-220321	10.5	09/18/2017

4.8†	Assignment, License and Collaboration Agreement, dated October 13, 2009, by and between the registrant and Cardiff ProTides Limited	Form F-1/A	333-220321	10.6	09/18/2017

4.9†	Patent Assignment Agreement, dated March 15, 2012, by and between the registrant and Cardiff ProTides Limited	Form F-1/A	333-220321	10.7	09/18/2017

4.10†	Research, Collaboration and License Agreement, dated December 21, 2017, by and between the registrant, Cardiff University and University College Cardiff Consultants Ltd, as amended by Amendment No. 1, dated February 1, 2018	Form 20-F	001-38215	4.10	03/22/2018

4.11	Lease between the registrant and Drum Income Plus Limited, dated September 21, 2017	Form 20-F	001-38215	4.11	03/22/2018

4.12#	Form of Deed of Indemnity for directors and officers	Form F-1/A	333-2220321	10.10	09/18/2017

8.1	List of subsidiaries of the registrant	Form F-1/A	333-220321	21.1	09/01/2017

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1*	Section 1350 Certification of Chief Executive Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2*	Section 1350 Certification of Chief Financial Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young LLP

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
Date: March 7, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NuCana plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of NuCana plc (formerly known as NuCana Biomed Limited) (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2014.

Edinburgh, United Kingdom

March 7, 2019

NUCANA PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,

	Notes	2018	2017	2016
		(in thousands, except per share data)
		£	£	£
Research and development expenses		(16,846)	(17,673)	(7,904)
Administrative expenses		(5,184)	(4,573)	(1,143)
Initial public offering related expenses		—	(1,794)	—
Net foreign exchange gains (losses)		2,902	(1,654)	599
Operating loss		(19,128)	(25,694)	(8,448)
Finance income		1,065	208	283
Loss before tax	5	(18,063)	(25,486)	(8,165)
Income tax credit	7	4,223	2,401	2,116
Loss for the year attributable to equity holders of the Company		(13,840)	(23,085)	(6,049)

Basic and diluted loss per share	4	(0.43)	(0.89)	(0.25)

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

YEAR ENDED DECEMBER 31,

	Notes	2018	2017	2016
		(in thousands)
		£	£	£
Loss for the year		(13,840)	(23,085)	(6,049)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		12	(8)	(2)
Other comprehensive income (expense) for the year		12	(8)	(2)
Total comprehensive loss for the year		(13,828)	(23,093)	(6,051)
Attributable to:
Equity holders of the Company		(13,828)	(23,093)	(6,051)

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT DECEMBER 31,

	Notes	2018	2017
		(in thousands)
		£	£
ASSETS
Non-current assets
Intangible assets	8	3,122	1,938
Property, plant and equipment	9	427	358
Deferred tax asset		47	81
		3,596	2,377
Current assets
Prepayments, accrued income and other receivables	10	2,354	3,050
Current income tax receivable	7	4,263	4,225
Cash and cash equivalents	15	76,972	86,703
		83,589	93,978

Total assets		87,185	96,355

EQUITY AND LIABILITIES
Capital and reserves
Share capital and share premium	11	80,715	80,508
Other reserves	12	59,692	58,071
Accumulated deficit		(58,813)	(45,159)
Total equity attributable to equity holders of the Company		81,594	93,420

Non-current liabilities
Provisions		26	18

Current liabilities
Trade payables		2,455	1,120
Payroll taxes and social security		127	157
Accrued expenditure		2,983	1,640
		5,565	2,917

Total liabilities		5,591	2,935

Total equity and liabilities		87,185	96,355

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31,

	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital Reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2016	659	42,574	(339)	3,291	(1)	—	(16,224)	29,960
Loss for the year	—	—	—	—	—	—	(6,049)	(6,049)
Other comprehensive expense for the year	—	—	—	—	(2)	—	—	(2)
Total comprehensive loss for the year	—	—	—	—	(2)	—	(6,049)	(6,051)
Share-based payments	—	—	—	1,132	—	—	—	1,132
Exercise of share options	4	196	—	(17)	—	—	17	200
Balance at December 31, 2016	663	42,770	(339)	4,406	(3)	—	(22,256)	25,241
Loss for the year	—	—	—	—	—	—	(23,085)	(23,085)
Other comprehensive expense for the year	—	—	—	—	(8)	—	—	(8)
Total comprehensive loss for the year	—	—	—	—	(8)	—	(23,085)	(23,093)
Share-based payments	—	—	—	11,731	—	—	—	11,731
Reduction in share premium	—	(42,466)	—	—	—	42,466	—	—
Exercise of share options	1	119	—	(180)	—	—	180	120
Lapse of share options	—	—	—	(2)	—	—	2	—
Bonus issue to series B shareholders	304	(304)	—	—	—	—	—	—
Issue of share capital	304	79,530	—	—	—	—	—	79,834
Initial public offering related expenses	—	(413)	—	—	—	—	—	(413)
Balance at December 31, 2017	1,272	79,236	(339)	15,955	(11)	42,466	(45,159)	93,420
Loss for the year	—		—		—		(13,840)	(13,840)
Other comprehensive income for the year	—	—	—	—	12	—	—	12
Total comprehensive loss for the year	—	—	—	—	12	—	(13,840)	(13,828)
Share-based payments	—	—	—	1,795	—	—	—	1,795
Exercise of share options	17	190	—	(186)	—	—	186	207
Balance at December 31, 2018	1,289	79,426	(339)	17,564	1	42,466	(58,813)	81,594

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31,

	2018	2017	2016
	(in thousands)
	£	£	£
Cash flows from operating activities
Loss for the year	(13,840)	(23,085)	(6,049)
Adjustments for:
Income tax credit	(4,223)	(2,401)	(2,116)
Amortization and depreciation	371	194	101
Finance income	(1,065)	(208)	(283)
Share-based payments	1,795	11,731	1,132
Initial public offering (IPO) related expenses	—	1,794	—
Net foreign exchange (gains) losses	(2,959)	1,584	—
	(19,921)	(10,391)	(7,215)
Movements in working capital:
Decrease (increase) in prepayments, accrued income and other receivables	817	458	(3,404)
Increase in trade payables	1,335	392	220
Increase in payroll taxes, social security and accrued expenditure	1,321	551	33
Movements in working capital	3,473	1,401	(3,151)
Cash used in operations	(16,448)	(8,990)	(10,366)
Net income tax credit	4,224	282	1,102
Net cash used in operating activities	(12,224)	(8,708)	(9,264)
Cash flows from investing activities
Interest received	973	162	410
Payments for property, plant and equipment	(210)	(370)	(15)
Payments for intangible assets	(1,414)	(725)	(539)
Proceeds from short-term deposits	—	—	15,075
Net cash (used in) provided by investing activities	(651)	(933)	14,931
Cash flows from financing activities
Proceeds from issue of share capital	—	79,834	—
IPO related expenses from issue of share capital - included in share premium	—	(413)	—
IPO related expenses included in statement of operations	—	(1,794)	—
Proceeds from issue of share capital - exercise of share options	207	120	200
Net cash from financing activities	207	77,747	200
Net (decrease) increase in cash and cash equivalents	(12,668)	68,106	5,867
Cash and cash equivalents at beginning of year	86,703	19,990	14,112
Foreign currency translation differences	2,937	(1,393)	11
Cash and cash equivalents at end of year	76,972	86,703	19,990

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

The Company has had American Depository Shares (“ADSs”) registered with the US Securities and Exchange Commission (“SEC”) and has been listed on Nasdaq since October 2, 2017. The Company is incorporated in England and Wales and domiciled in the United Kingdom. The Company’s registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom and its principal place of business is located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

The Company has two wholly owned subsidiaries, NuCana, Inc. and NuCana BioMed Trustee Company Limited. The financial statements for the Company were authorized for issue by the board of directors on March 7, 2019.

2. Significant accounting policies

Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2018. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

Going concern

In common with many companies in the biopharmaceutical sector, the Company incurs significant expenditure in its early years as it researches and develops its potential products for market.

The board of directors, having reviewed the operating budgets and development plans, considers that the Company has adequate resources to continue in operation for the foreseeable future. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. The Company believes that its cash and cash equivalents of £77.0 million at December 31, 2018, will be sufficient to fund its current operating plan for at least the next 12 months. As the Company continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialization of its product candidates and achieving a level of revenues adequate to support its cost structure. The Company may never achieve profitability, and unless and until it does, it will continue to need to raise additional capital. There can be no assurances, however, that additional funding will be available on acceptable terms.

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

Recognition of Contracted Manufacturing Expenses

As part of the process of preparing our consolidated financial statements, we may be required to estimate accrued or prepaid expenses related to our contracted manufacturing expenses. In order to obtain reasonable estimates, we review open contracts and master service agreements. In addition, we consult with applicable personnel in order to identify services that have been performed and which have not yet been invoiced, and services not yet performed for which we have been invoiced in advance.

Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share option or appreciation right, volatility, dividend yield and assumptions about them and, in the case of the Company, the value of an ordinary share. For the measurement of the fair value of equity-settled transactions with employees at the grant date, the Company uses the Black-Scholes model. The assumptions and models used for estimating fair value for share-based payment transactions are detailed in Note 13.

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

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

Segment reporting

The Company operates in one operating segment. Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s chief operating decision maker (“the CODM”). The Group’s CODM, its Chief Executive Officer, views the Group’s operations and manages its business as a single operating segment, which is the business of developing and commercializing ProTides for use in Oncology.  The Company’s principal operations and decision-making functions are located in the United Kingdom from where global decisions are made.

Initial public offering (IPO) related expenses

Incremental costs incurred and directly attributable to the offering of securities in 2017 were deducted from the related proceeds of the offering. The net amount is recorded as contributed shareholders’ equity in the period when such shares were issued. Costs that relate to the stock market listing or are otherwise not incremental and directly attributable to issuing new shares, are recorded as an expense in the statement of comprehensive income. Costs that relate to both share issuance and listing are allocated between those functions on a rational and consistent basis. In the absence of a more specific basis for apportionment, an allocation of common costs based on the proportion of new shares issued to the total number of (new and existing) shares listed has been used.

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

The Company’s primary patents each have a life of 20 years. Further patents are granted in various jurisdictions to extend the territorial coverage of the primary patent. These patents are granted up to the period of the related primary patent.  Costs are thus amortized over the remaining life of the relevant primary patent. The amortization expense on intangible assets with finite lives is recognized in the statements of operations as an administrative expense. The amortization method and the amortization period for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful economic life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate.

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

Income tax credit

The Company benefits from the U.K. and U.S. research and development tax credit regimes. In the U.K. a portion of the Company’s losses can be surrendered for a cash rebate of up to 33.35% of eligible expenditures.  In the U.S. the Company is able to offset the research and development credits against corporation tax payable. Such credits are accounted for within the tax provision, in the year in which the expenditures are incurred.

Operating leases

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases and rentals payable are charged in the consolidated statements of operations on a straight-line basis over the lease term.

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

Fair value measurement

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

The fair values of cash, cash equivalents, short-term deposits, other receivables, trade payables and other payables approximate their carrying amounts largely due to the short-term maturities of these instruments.

Accounting Standards

In preparing these financial statements, the Company has applied all relevant IAS, IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations as of the date of approval of these financial statements and which are mandatory for the financial year ended December 31, 2018.

The following accounting standards and interpretations have been adopted as of January 1, 2018 in these financial statements and have not had a material impact on the Company’s accounts in the period of initial application:

Amendments to IFRS 2 Share-based Payment Transactions

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity settled. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments have not had a material impact on the Company.

IFRS 9: Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions. The adoption has not had a material impact on the Company.

IFRS 15 Revenue from Contracts with Customers

The standard outlines the principles an entity must apply to measure and recognize revenue. The core principle is that an entity will recognize revenue at an amount that reflects the consideration it is expected to become entitled to in exchange for transferring goods or services to a customer. The adoption has not had a material impact on the Company.

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Considerations

The interpretation clarifies that in determining the spot exchange rate to use on initial recognition of a related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration. This interpretation has not had a material impact on the Company.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

The IASB and IFRIC have issued the following standards and interpretations, which are considered relevant to the Company, with an effective date after the date of these financial statements.

IFRS 16: Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The Company will adopt IFRS 16 from January 1, 2019 and intends to use the modified retrospective approach to transition utilizing the practical expedients outlined in the standard. To prepare for the transition to this new accounting standard, data has been collated on all of the Company’s leases which are solely for offices. Based on the Company’s assessment, the application of IFRS 16 will have a material impact on the consolidated financial statements. The new standard will require that the Company's leased assets are recorded within property, plant and equipment as 'right of use assets' with a corresponding lease liability which is based on the present value of the future payments required under each lease. In assessing the lease liability, the company has assumed that leases will not terminate early under break clauses in lease agreements. Using projections based on leases in place at December 31, 2018 it is currently estimated that adoption of IFRS 16 will increase total assets and total liabilities by £0.6 million. The existing operating lease expense currently recorded in operating costs will be replaced by a depreciation charge and a separate financing expense, which will be recorded as an interest expense. As a result, there will be no material impact on loss before tax and loss per share under the new standard.  There will also be no net cash flow impact from the new standard, however the principal payments will be presented within financing activities rather than operating activities.

IFRIC 23: Uncertainty over Income Tax Treatments

The interpretation provides guidance on the assumptions an entity makes about the examination of tax treatments by taxation authorities, the appropriate method to reflect uncertainty and the reassessment of estimates or judgements if facts and circumstances change. On adoption, entities are also required to determine whether uncertain tax treatments are considered separately or as a group. The interpretation is effective for annual periods beginning on or after January 1, 2019. The interpretation is not expected to have a material impact on the Company.

Annual Improvements 2015-2017 Cycle

These improvements include amendments to:

•	IFRS 3 Business Combinations
•	IFRS 11 Joint Arrangements
•	IAS 12 Income Taxes
•	IAS 23 Borrowing Costs

The Company has reviewed and considered the above four amendments and does not consider that any apply to the Company and thus will not have any material impact.

3. Staff costs

Included in research and development expenses:

	2018	2017	2016
	(in thousands)
	£	£	£
Wages and salaries	2,761	2,391	2,241
Social security costs	314	272	205
Pension costs and other benefits	139	119	102
Share-based payments	835	8,868	1,027
	4,049	11,650	3,575

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Staff costs (continued)

Included in administrative expenses:

	2018	2017	2016
	(in thousands)
	£	£	£
Wages and salaries	790	408	84
Social security costs	75	37	13
Pension costs and other benefits	37	21	7
Share-based payments	960	2,863	105
	1,862	3,329	209
Total employee benefit expense	5,911	14,979	3,784

The average number of staff employed under contracts of service were:

	2018	2017	2016
	(number)
Research and development activities	18	18	15
Administrative activities	4	2	1
	22	20	16

Directors’ remuneration & other benefits

	2018	2017	2016
	(in thousands)
	£	£	£
Directors’ remuneration	1,143	793	549
Pension and other benefits	51	37	34
	1,194	830	583

The number of directors who exercised share options in 2018 was 1 (2017: nil; 2016: 1). The gain on exercise of these options was £4.2 million (2017: nil; 2016: nil). The share options exercised by a director in 2016 are subject to conditions of service and may be subject to a mandatory transfer notice if the conditions covering a four year period are not met.

The above amounts for remuneration include the following in respect of the highest paid director:

	2018	2017	2016
	(in thousands)
	£	£	£
Directors’ remuneration	739	601	378
Pension and other benefits	47	33	29
	786	634	407

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. Basic and diluted loss per share

	2018	2017	2016
	(in thousands, except per share data)
	£	£	£
Loss for the year	(13,840)	(23,085)	(6,049)
Basic and diluted weighted average number of shares	31,972	26,069	24,107

	£	£	£
Basic and diluted loss per share	(0.43)	(0.89)	(0.25)

The 2016 comparatives reflect the 2017 reverse share split as detailed in note 11.

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

5. Loss before tax

Loss before tax is stated after charging:

	2018	2017	2016
	(in thousands)
	£	£	£
Administrative expenses:
Amortization	230	164	89
Depreciation	141	30	12
IPO related expenses	—	1,794	—

IPO related costs primarily relate to legal, accounting and other advisors’ fees in relation to the Company’s listing on Nasdaq which was completed on October 2, 2017.

6. Capital commitments and contingencies

	2018	2017
	(in thousands)
	£	£
Future capital expenditure contracted but not provided for	—	147

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. Capital commitments and contingencies (continued)

Other commitments

Collaboration and License Agreements

Cardiff University License

In August 2009, we entered into a research, collaboration and license agreement with Cardiff University and University College Cardiff Consultants Ltd., or Cardiff Consultants, which we refer to as the Cardiff Agreement. The Cardiff Agreement was renewed with an effective date of January 1, 2018 for an additional two years on substantially the same terms. Under the Cardiff Agreement, we collaborate with Cardiff University in the design, synthesis, characterization and evaluation of phosphoramidate prodrugs, which we refer to as ProTides, based on certain nucleosides. We are responsible for funding certain work performed by Cardiff University and making other payments, which we expect will total approximately £340,000 in 2019. Cardiff University and Cardiff Consultants, which is a holder of intellectual property developed by Cardiff University, have assigned to us all rights in the results of the research under the Cardiff Agreement, and agreed not to undertake any research for any competing third party on nucleoside families of interest to us where such research would make use of ProTide-related intellectual property owned or controlled by Cardiff University as of the date of the Cardiff Agreement or which at any time thereafter becomes owned or controlled by Cardiff University, which we refer to as the Cardiff intellectual property, or to grant rights in the Cardiff intellectual property to any third party for use in connection with nucleosides of interest to us. The foregoing restrictions exclude the field of neurodegeneration for one specific nucleoside analog.

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

Commitments under non-cancellable operating leases

Operating leases relate to rental of office space. The Company entered into new lease obligations for office space in both 2017 and 2018. The lease obligations entered into are for a period of five years with a break clause after three years, with the exception of a lease entered into in 2018 which is for less than four years and has no break clause. All operating lease contracts contain clauses for market rental reviews on renewal. The Company’s subsidiary renewed its lease agreement for a period of two years. The Company and its subsidiary do not have an option to purchase the leased office at the expiry of the lease periods. Operating lease expense for the years ended December 31, 2018, 2017 and 2016 was £0.2 million, £0.2 million and £0.2 million, respectively.

Future minimum rentals payable under non-cancellable operating leases are as follows:

	2018	2017	2016
	(in thousands)
	£	£	£
Not later than 1 year	197	158	192
Later than 1 year and not later than 5 years	236	165	62
	433	323	254

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. Capital commitments and contingencies (continued)

Other Contingencies

Under the U.K. share-based payment plan, the Company granted unapproved share options that have fully vested. If and when these share options are exercised, the Company will be liable for the Employer Class 1 National Insurance payable to HMRC in the U.K. This contingent liability will be determined based on the market value of the shares on exercise less the exercise price paid by the option holders, at the prevailing rate of Employer National Insurance (currently 13.8%).  Based on the closing share price of ADSs on the Nasdaq Global Select Market on December 31, 2018, the last trading day of the period to which these financial statements relate, and assuming full exercise of all outstanding and vested unapproved share options on that date, the Employer National Insurance contingent liability would have been £3.3 million (December 31, 2017: £2.1 million).

7. Income tax credit

The major components of income tax for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018	2017	2016
	(in thousands)
	£	£	£
Current tax:
In respect of current year U.K.	4,239	2,298	1,906
In respect of current year U.S.	—	(10)	(28)
In respect of prior years U.K.	19	3	235
In respect of prior years U.S.	3	—	3
Total current tax	4,261	2,291	2,116

Deferred tax:
In respect of current year U.S.	11	61	—
In respect of prior years U.S.	(49)	49	—
Total deferred tax	(38)	110	—

Income tax credit	4,223	2,401	2,116

Current income tax receivable:
U.K. tax	4,239	4,207	2,141
U.S. tax	24	18	54
Current income tax receivable	4,263	4,225	2,195

Deferred tax:
U.S. tax	47	81	—

Current income tax payable:
U.S. tax	—	—	—

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Income tax credit (continued)

The credit for the year can be reconciled to the loss per the statement of operations as follows:

	2018	2017	2016
	(in thousands)
	£	£	£
Loss before tax	(18,063)	(25,486)	(8,165)
Tax on loss at standard U.K. tax rate of 19% (2017: 19.25%; 2016: 20.00%)	(3,432)	(4,906)	(1,633)
Effects of:
Expenses not deductible	1,389	3,899	1,301
Deduction for R&D	(5,554)	(3,051)	(2,629)
Losses surrendered for R&D tax credit	5,554	3,051	2,629
Deferred tax - PY adjustment	49	(49)	24
Overseas tax payable - current year	—	10	—
Overseas tax payable - prior years	(3)	—	—
R&D tax credit— U.S.	(11)	(61)	—
R&D tax credit—current year	(4,239)	(2,298)	(1,906)
R&D tax credit—prior years	(19)	(3)	(235)
Deferred tax asset not recognized	2,043	1,007	333
Income tax credit	(4,223)	(2,401)	(2,116)

In the United Kingdom, the Company has not recognized a deferred tax asset in respect of tax losses carried forward as at December 31, 2018 on the basis that the timing during which tax losses could be regarded as recoverable against future taxable profits cannot be determined with reasonable certainty. In the United States, a deferred tax asset, which relates to research & development tax credits, has been recognized as management consider that adequate future taxable profits will be available to realize the deferred tax asset.

Temporary differences and cumulative carry forward tax losses for which deferred tax has not been recognized amount to £62.1 million (2017: £40.7 million; 2016: £32.5 million), comprising temporary differences on share-based compensation arrangements of £38.9 million (2017: £28.3 million; 2016: £25.4 million) and cumulative carry forward tax losses of £23.2 million (2017: £12.4 million; 2016 £7.1 million).

U.K. tax legislation, which was substantively enacted on October 26, 2015, includes legislation that will reduce the main rate of U.K. corporation tax from 20% to 18%. This decrease is being phased in with a rate of 19%, effective from April 1, 2017 and a planned rate of 18% from April 1, 2020. Further, as announced on March 16, 2016, that the full rate of U.K. corporation tax will reduce by a further 1% to 17% from April 1, 2020. This further reduction was included within the U.K. tax legislation, which was substantively enacted on September 6, 2016.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. Intangible assets

	Patents	Computer Software	Total
	(in thousands)
	£	£	£
Cost:
At December 31, 2016	1,533	10	1,543
Additions	582	143	725
At December 31, 2017	2,115	153	2,268
Accumulated amortization:
At December 31, 2016	163	3	166
Charge for the year	139	25	164
At December 31, 2017	302	28	330
Cost:
At December 31, 2017	2,115	153	2,268
Additions	1,409	5	1,414
At December 31, 2018	3,524	158	3,682
Accumulated amortization:
At December 31, 2017	302	28	330
Charge for the year	196	34	230
At December 31, 2018	498	62	560
Net book value:
At December 31, 2018	3,026	96	3,122
At December 31, 2017	1,813	125	1,938

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Property, plant and equipment

	Office and computer equipment	Fixtures and Fittings	Total
	(in thousands)
	£	£	£
Cost:
At December 31, 2016	52	—	52
Additions	90	280	370
Disposals	—	—	—
Effect of foreign currency exchange differences	—	—	—
At December 31, 2017	142	280	422
Depreciation:
At December 31, 2016	34	—	34
Charge for the year	17	13	30
Disposals	—	—	—
Effect of foreign currency exchange differences	—	—	—
At December 31, 2017	51	13	64
Cost:
At December 31, 2017	142	280	422
Additions	84	126	210
Disposals	(16)	—	(16)
Effect of foreign currency exchange differences	—	—	—
At December 31, 2018	210	406	616
Depreciation:
At December 31, 2017	51	13	64
Charge for the year	61	80	141
Disposals	(16)	—	(16)
Effect of foreign currency exchange differences	—	—	—
At December 31, 2018	96	93	189
Net book value:
At December 31, 2018	114	313	427
At December 31, 2017	91	267	358

10. Prepayments, accrued income and other receivables

	2018	2017
	(in thousands)
	£	£
Prepayments—manufacturing and clinical	1,050	1,979
Prepayments—other	750	522
Accrued income	165	67
VAT	379	473
Other receivables	10	9
	2,354	3,050

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. Share capital and share premium

	2018	2017	2016
	(in thousands)
	£	£	£
Share capital	1,289	1,272	663
Share premium	79,426	79,236	42,770
	80,715	80,508	43,433

	Number	Number	Number
	(in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each (2016: £0.01 each)	32,226	31,811	6,239
Founder ordinary 1 shares of £0.01 each	—	—	1,000
Founder ordinary 2 shares of £0.01 each	—	—	1,000
Series A shares of £0.01 each	—	—	7,483
Series B shares of £0.001 each	—	—	8,463
	32,226	31,811	24,185

In order to facilitate the Company being re-registered as a public company, the directors of the Company signed a solvency statement on June 29, 2017 with the agreement of the shareholders and undertook a capital reduction reducing its share premium by £42.5 million, which was credited to the Company’s capital reserve.

On September 14, 2017, the Company completed a one-for-four reverse share split and an associated bonus allotment of shares to take into account fractional entitlements. This had the effect of consolidating every four ordinary shares of £0.01 to one ordinary share of £0.04, every four founder ordinary 1 shares of £0.01 to one founder ordinary 1 share of £0.04, every four founder ordinary 2 shares of £0.01 to one founder ordinary 2 share of £0.04, every four series A shares of £0.01 to one series A share of £0.04 and every four series B shares of £0.001 to one series B share of £0.004. In the table above, the number of shares issued at December 31, 2016 reflects the one-for-four reverse share split.

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

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. Share capital and share premium (continued)

	Number of shares	Share capital	Share premium
	(in thousands)
		£	£
Fully paid shares:
Balance at December 31, 2016	24,185	663	42,770
Reduction in share premium account	—	—	(42,466)
Exercise of share options	30	1	119
Bonus issue to series B	—	304	(304)
Issue of share capital	7,596	304	79,530
IPO costs	—	—	(413)
Balance at December 31, 2017	31,811	1,272	79,236
Exercise of share options	415	17	190
Balance at December 31, 2018	32,226	1,289	79,426

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

No changes were made in the objectives, policies or processes for managing capital during the year ended December 31, 2018, 2017 or 2016.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. Other reserves

	2018	2017	2016
	(in thousands)
	£	£	£
Own share reserve	(339)	(339)	(339)
Foreign currency translation reserve	1	(11)	(3)
Capital reserve	42,466	42,466	—
Share option reserve
Balance at beginning of year	15,955	4,406	3,291
Share-based payments	1,977	11,731	1,132
Exercise of share options	(186)	(180)	(17)
Forfeiture of share options	(182)	—	—
Lapse of share options	—	(2)	—
Balance at end of year	17,564	15,955	4,406
Total other reserves	59,692	58,071	4,064

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

13. Share-based payments

The Company has three share-based payment plans for employees, directors and consultants. The share options granted will be settled in equity. Options granted under each of the three plans have a maximum life of 10 years.

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

2018 options

In 2018, share options were granted under the following share-based payment plan:

U.K. share-based payment plans

Options granted under these plans will vest if the option holder remains under their respective contract of employment or contract of service for the agreed vesting period. The share options granted under these plans will vest equally over a period of four years, with the exception of options granted to a consultant, under which the options granted vested immediately.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Share-based payments (continued)

Upon vesting, each option allows the holder to purchase one ordinary share at a specified option price determined at grant date.

Share options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price per share
		£
Outstanding at January 1, 2016	2,873,747	0.26
Granted	507,690	3.81
Forfeited	—	—
Cancelled	(50,000)	2.95
Exercised[1]	(83,250)	2.40
Outstanding at December 31, 2016	3,248,187	0.72
Granted	1,500,815	2.58
Forfeited	(7,500)	0.16
Cancelled	—	—
Exercised[2]	(30,000)	4.00
Outstanding at December 31, 2017	4,711,502	1.29
Granted	253,500	17.01
Forfeited	(143,438)	12.74
Cancelled	—	—
Exercised[3]	(415,312)	0.50
Outstanding at December 31, 2018	4,406,252	1.90
Vested and exercisable at December 31, 2018	3,847,305	0.68
Vested and exercisable at December 31, 2017 [4]	4,030,833	0.36
Vested and exercisable at December 31, 2016	2,841,419	0.36

1. The weighted average share price at the date of exercise of these options was £9.00
2. The weighted average share price at the date of exercise of these options was £10.43
3. The weighted average share price at the date of exercise of these options was £18.23
4. Share options granted to a non-executive director in 2016 are not included in these calculations. These share options were exercised in 2016 and will vest over a period of four years.

The number of shares referred to in the table above for the year ended December 31, 2016 have been adjusted to reflect the one-for-four reverse share split completed on September 14, 2017.

The weighted average remaining contractual life of the share options outstanding as at December 31, 2018 is 3.96 years (2017: 4.49; 2016: 6.66).

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

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options will be exercised at a single point in time, in December 2018. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted at the grant date of the options, it is not possible to derive historical volatility from the Company’s own share price. The underlying expected volatility was therefore determined by using the historical volatility of similar listed entities as a proxy. The volatility percentage applied to each tranche is the average of the historical volatility of companies comparable to NuCana plc. In prior years, management made contemporaneous valuation of the share price, based on recent capital transactions, as an input to the Black-Scholes model. For the 2016 awards, the Company’s ordinary share valuations were prepared using the guideline public company, or GPC, method under the market approach. In the application of the GPC method, we considered the pricing of IPOs completed by clinical-stage oncology companies between April 2015 and May 2016. We converted prospective IPO value to present value by applying a discount rate of 25%. The discount rate was derived from studies of rates of return required by venture investors in IPO-stage companies. In addition to the IPO GPCs, we considered the enterprise values indicated by a group of eight trading GPCs. The trading prices of these clinical-stage GPCs provided contemporaneous indications of value as of each appraisal date. We applied a discount for lack of marketability to the ordinary shares to account for the lack of access to an active public market. We estimated the discount for lack of marketability using an Asian put model. In the year ended December 31, 2016, an employee remuneration expense, all of which related to equity-settled share-based payments, of £1.1 million has been included in the statement of operations and credited to equity.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Share-based payments (continued)

The following principal assumptions were used in the valuation for 2017 share options.

	Options granted on
	May 16, 2017	Sep 13, 2017	Sep 14, 2017	Sep 14, 2017	Sep 14, 2017
Vesting dates	Oct 28, 2017	Sep 13, 2018	Mar 06, 2018	Sep 14, 2018	Sep 14, 2018
	Oct 28, 2018	Sep 13, 2019	Mar 06, 2019	Sep 14, 2019	Sep 14, 2019
	Oct 28, 2019	Sep 13, 2020	Mar 06, 2020	Sep 14, 2020	Sep 14, 2020
	Oct 28, 2020	Sep 13, 2021	Mar 06, 2021	Sep 14, 2021	Sep 14, 2021
Volatility	66.56%	66.94%	66.97%	66.97%	66.97%
Dividend yield	0%	0%	0%	0%	0%
Risk-free investment rate	0.12%	0.27%	0.36%	0.36%	0.36%
Fair value of option at grant date	£7.70	£6.15	£6.08	£6.08	£6.08
Fair value of share at grant date	£11.08	£10.43	£10.34	£10.34	£10.34
Exercise price at date of grant	£4.00	£5.40	£5.40	£5.40	£5.40
Lapse date	May 16, 2027	Sep 13, 2027	Sep 14, 2027	Sep 14, 2027	Sep 14, 2027
Expected option life (years)	2.63	2.30	2.30	2.30	2.30
Number of options granted	23,250	14,690	25,000	110,310	12,500

	Sep 14, 2017	Sep 15, 2017	Sep 15, 2017	Sep 27, 2017	Sep 27, 2017
Vesting dates	Sep 14, 2018	Sep 15, 2018	Sep 15, 2017	Mar 20, 2018	Sep 27, 2018
	Sep 14, 2019	Sep 15, 2019		Mar 20, 2019	Sep 27, 2019
	Sep 14, 2020	Sep 15, 2020		Mar 20, 2020	Sep 27, 2020
	Sep 14, 2021	Sep 15, 2021		Mar 20, 2021	Sep 27, 2021
Volatility	66.97%	67.02%	67.02%	67.11%	67.11%
Dividend yield	0%	0%	0%	0%	0%
Risk-free investment rate	0.36%	0.44%	0.44%	0.47%	0.47%
Fair value of option at grant date	£3.90	£6.76	£10.11	£4.36	£4.36
Fair value of share at grant date	£10.34	£10.15	£10.15	£11.19	£11.19
Exercise price at date of grant	£10.80	£4.00	£0.04	£11.19	£11.19
Lapse date	Sep 14, 2027	Sep 15, 2027	Sep 15, 2027	Sep 27, 2027	Sep 27, 2027
Expected option life (years)	2.30	2.29	2.29	2.26	2.26
Number of options granted	25,000	45,750	1,028,533	37,500	178,282

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options will be exercised at a single point in time, in December 2019. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted at the grant date of the options, it is not possible to derive historical volatility from the Company’s own share price. The underlying expected volatility was therefore determined by using the historical volatility of similar listed entities as a proxy. The volatility percentage applied to each tranche is the average of the historical volatility of companies comparable to NuCana plc. With the exception of the awards granted on September 27, 2017, the Company’s ordinary share valuations were prepared using the guideline public company, or GPC, method under the market approach. In the application of the GPC method, we considered the pricing of IPOs completed by clinical-stage oncology companies between July 2015 and June 2017. We converted prospective IPO value to present value by applying a discount rate of 25%. The discount rate was derived from studies of rates of return required by venture investors in IPO-stage companies. In addition to the IPO GPCs, we considered the enterprise values indicated by a group of eight trading GPCs. The trading prices of these clinical-stage GPCs provided contemporaneous indications of value as of each appraisal date. We applied a discount for lack of marketability to the ordinary shares to account for the lack of access to an active public market. We estimated the discount for lack of marketability using an Asian put model. In the year ended December 31, 2017, an employee remuneration expense, all of which related to equity-settled share-based payments, of £11.7 million (2016: £1.1 million) has been included in the statement of operations and credited to equity.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Share-based payments (continued)

The following principal assumptions were used in the valuation for 2018 share options.

	Options granted on
	Apr 11, 2018	Apr 11, 2018	May 8, 2018	Aug 14, 2018
Vesting dates	Apr 11, 2019	Apr 11, 2018	May 8, 2019	Aug 14, 2019
	Apr 11, 2020		May 8, 2020	Aug 14, 2020
	Apr 11, 2021		May 8, 2021	Aug 14, 2021
	Apr 11, 2022		May 8, 2022	Aug 14, 2022
Volatility	64.48%	60.06%	65.80%	68.14%
Dividend yield	0%	0%	0%	0%
Risk-free investment rate	1.04%	0.83%	1.02%	0.93%
Fair value of option at grant date	£8.97	£17.35	£8.63	£9.60
Fair value of share at grant date	£17.51	£17.51	£16.57	£18.05
Exercise price at date of grant	£17.51	£0.16	£16.57	£18.05
Lapse date	Apr 11, 2028	Apr 11, 2028	May 8, 2028	Aug 14, 2028
Expected option life (years)	4.50	2.00	4.50	4.50
Number of options granted	71,500	7,500	62,000	112,500

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options will be exercised at a point in time being 2 years after vesting. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted until October 2, 2017, it is not possible to derive historical volatility from the Company’s own share price. The underlying expected volatility was therefore determined by using the historical volatility of similar listed entities as a proxy. The volatility percentage applied to each tranche is the average of the historical volatility of companies comparable to NuCana plc. In the year ended December 31, 2018, an employee remuneration expense, all of which related to equity-settled share-based payments, of £1.8 million (2017: £11.7 million; 2016: £1.1 million) has been included in the statement of operations and credited to equity.

14. Related party disclosures

Compensation of key management personnel of the Company

	2018	2017	2016
	(in thousands)
	£	£	£
Short-term employee benefits	1,687	1,184	1,053
Severance payments	—	—	150
Pension and other benefits	72	56	47
Share-based payments	893	11,230	731
	2,652	12,470	1,981

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting year related to key management personnel.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. Cash and cash equivalents

	2018	2017
	(in thousands)
	£	£
Cash and cash equivalents	76,972	86,703

Cash and cash equivalents comprise cash at banks with maturity of three months or less, which is subject to insignificant risk of changes in value. Cash at banks earn interest at fixed or variable rates based on the terms agreed for each account.

Liquidity risk is minimal and is managed using deposits with immediate and varied fixed term dates.

16. Financial instruments risk management

The Company is exposed to market risk arising from exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in the two main currencies the company operates in, placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

In relation to credit risk, all of the Company’s cash and cash equivalents at December 31, 2018 were held at U.K. and U.S. financial institutions with short-term A-rated credit ratings, as assessed by recognized international credit rating agencies.

Interest Rate Risk

As of December 31, 2018, the company had cash and cash equivalents of £77.0 million. As of December 31, 2017, the company had cash and cash equivalents of £86.7 million. Exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates. The company’s surplus cash and cash equivalents are invested in interest-bearing accounts and certificates of deposit from time to time which earn interest at fixed or variable rates based on the terms agreed for each account. The company has not entered into investments for trading or speculative purposes.

Financial assets subject to fixed or variable interest rates are as follows:

	2018	2017
	(in thousands)
	Carrying amount	Carrying amount
	£	£
Financial assets at fixed rates
Cash and cash equivalents	64,267	51,745
Financial assets at variable rates
Cash and cash equivalents	7,141	13,708
Non-interest bearing cash balances
Cash and cash equivalents	5,564	21,250

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. Financial instruments (continued)

An increase in the bank interest rates by 0.5 percentage points would increase the net annual interest income applicable to the cash and cash equivalents by £357,041 (2017: £327,261).

Currency Risk

The company’s functional currency is the U.K. pound sterling, and its transactions are commonly denominated in that currency. However, a portion of expenses is incurred in other currencies, primarily U.S. dollars, and the company is exposed to the effects of this exchange rate. Since mid-2016, there has been significantly increased volatility in the exchange rate between the pound sterling and the U.S. dollar and an overall weakening of the pound sterling related to Britain’s exit from the European Union. Although the company is based in the United Kingdom, active pharmaceutical ingredient, or API, and other raw materials and our research and development, manufacturing, consulting and other services are sourced worldwide, including from the United States, the European Union and India.

Any weakening of the pound sterling against the currencies of such other jurisdictions makes the purchase of such goods and services more expensive for us. We seek to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. The company thus holds a significant portion of cash and cash equivalents in U.S. dollars and will therefore report the impact of exchange rates movements on these balances.

We do not use forward exchange contracts to manage exchange rate exposure.

Financial assets and liabilities in foreign currencies, primarily held in U.S. dollars, are as follows:

	2018	2017
	(in thousands)
	Carrying amount	Carrying amount
	£	£
Financial assets
Prepayments, accrued income and other receivables	1,477	2,656
Current income tax receivable	25	18
Cash and cash equivalents	44,018	72,645

Financial liabilities
Trade payables	1,192	148
Payroll taxes and social security	26	3
Accrued expenditure	1,391	468

A 1% increase in the value of the U.K. pound sterling relative to the U.S. dollar would reduce the carrying value of net financial assets and liabilities in foreign currencies by £429,101 (2017: £747,004).

Credit risk

The company actively manages cash and cash equivalents across a number of banks and have deposits with different maturity dates. The Company monitors the credit rating of those banks.

17. Events after the reporting period

There have been no significant changes to the Company’s circumstances since the year-end.