Form 20-F
period 2019-12-31
NuCana plc
filed 2020-03-10
CIK 1709626

As filed with the Securities and Exchange Commission on March 10, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

NuCana plc

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

Telephone: +44 (0)131 357 1111

Email: info@nucana.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share, nominal value £0.04 per share	NCNA	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 32,478,645 ordinary shares, par value £0.04 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of  “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

TABLE OF CONTENTS

(continued)

GENERAL INFORMATION

In this annual report on Form 20-F (“Annual Report”), “NuCana,” “NuCana plc,” the “Group,” the “Company,” “we,” “us” and “our” refer to NuCana plc and its consolidated subsidiaries, except where the context otherwise requires.

NuCana® and Acelarin® are our registered trademarks and ProTidesTM is our trademark.

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as at December 31, 2019, 2018, 2017, 2016 and 2015 and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).  The financial statement data as at December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 have been derived from our financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by IASB.

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

WEBSITE DISCLOSURE

We maintain a public website at https://www.nucana.com and use our website as a routine channel of distribution of company information, including press releases, analyst presentations, and supplemental financial information, as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Our website includes an Investors section through which we make available, free of charge, our Annual Reports on Form 20-F, Reports on Form 6-K, as well as any amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Accordingly, investors should monitor our website in addition to following press releases, filings with the SEC, and public conference calls and webcasts.

None of the information provided on our website, in our press releases or public conference calls and webcasts or through social media is incorporated into, or deemed to be a part of, this Annual Report on Form 20-F or in any other report or document we file with the SEC, and any references to such website is intended to be inactive textual references only.

v

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information
A.	Selected Financial Data

The following tables summarize our consolidated financial data as of the dates and for the periods indicated. The consolidated financial data as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standard Board, or IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report.

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands, except per share data)
Consolidated statement of operations and comprehensive loss data:
Research and development expenses	£(19,728)	£(16,846)	£(17,673)	£(7,904)	£(5,655)
Administrative expenses	(5,953)	(5,184)	(4,573)	(1,143)	(1,251)
Initial public offering related expenses	—	—	(1,794)	—	—
Net foreign exchange (losses) gains	(1,019)	2,902	(1,654)	599	(8)
Operating loss	(26,700)	(19,128)	(25,694)	(8,448)	(6,914)
Finance income	1,049	1,065	208	283	406
Loss before tax	(25,651)	(18,063)	(25,486)	(8,165)	(6,508)
Income tax credit	4,239	4,223	2,401	2,116	1,176
Loss for the year	(21,412)	(13,840)	(23,085)	(6,049)	(5,332)
Other comprehensive (expense) income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(11)	12	(8)	(2)	(1)
Total comprehensive loss for the year	£(21,423)	£(13,828)	£(23,093)	£(6,051)	£(5,333)

Basic and diluted loss per share	£(0.66)	£(0.43)	£(0.89)	£(0.25)	£(0.22)

	As of December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Consolidated statement of financial position data:
Cash and cash equivalents	£51,962	£76,972	£86,703	£19,990	£14,112
Total assets	70,268	87,185	96,355	27,214	31,685
Share capital	1,299	1,289	1,272	663	659
Share premium	79,541	79,426	79,236	42,770	42,574
Accumulated deficit	(80,055)	(58,813)	(45,159)	(22,256)	(16,224)
Capital reserve (1)	42,466	42,466	42,466	—	—
Net assets/Total equity attributable to equity holders of the Company	63,522	81,594	93,420	25,241	29,960
Total liabilities	(6,746)	(5,591)	(2,935)	(1,973)	(1,725)

Number of shares	32,479	32,226	31,811	24,185	24,102

(1)

The capital reserve balance arose from the impact of the reduction of our share premium account and corresponding increase to our capital reserve account reflected as of December 31, 2017 in connection with our re-registration as a public limited company, as further described in footnote 12 to the consolidated financial statements.

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

We have incurred significant operating losses since our inception. We incurred net losses of £6.0 million for the year ended December 31, 2016, £23.1 million for the year ended December 31, 2017, £13.8 million for the year ended December 31, 2018 and £21.4 million for the year ended December 31, 2019. As of December 31, 2019, we had an accumulated deficit of £80.1 million. Our most advanced product candidate, Acelarin, is currently being evaluated in multiple clinical trials, including a Phase 3 clinical trial for patients with biliary tract cancer, a Phase 1b clinical trial for patients with biliary tract cancer, a Phase 2 clinical trial for patients with platinum-resistant ovarian cancer, and a Phase 3 clinical trial for patients with metastatic pancreatic cancer for which enrollment has been suspended. Our second most advanced product candidate, NUC-3373, is currently in a Phase 1 clinical trial and a Phase 1b clinical trial, and our third clinical-stage product candidate, NUC-7738, is currently in a Phase 1 clinical trial. It may be several years, if ever, before we have a product candidate ready for commercialization. To date, we have financed our operations primarily through public and private placements of our equity securities. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we:

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

Because of the numerous risks and uncertainties associated with developing new pharmaceutical drugs, we are unable to predict the extent of any future losses or when we will become profitable, if at all. In addition, our expenses could increase beyond expectations if we are required by the Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or other foreign regulatory agencies, to perform studies and clinical trials in addition to those that we currently anticipate, or if there are any delays in the completion of planned clinical trials or the development of any of our ProTides.

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

We do not currently generate any revenues from sales of any products, and we may never be able to develop or commercialize a marketable product. We have invested substantially all of our efforts and financial resources to date in the development of Acelarin, NUC-3373 and NUC-7738. Our ability to generate product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on the successful development and eventual commercialization of these product candidates, if approved, which may never occur. Each of Acelarin, NUC-3373 and NUC-7738 will require additional clinical development, management of clinical, preclinical and manufacturing activities, regulatory approval in multiple jurisdictions, procurement of manufacturing supply, commercialization, substantial additional investment and significant marketing efforts before we generate any revenues from product sales, if at all. We are not permitted to market or promote any product candidates in the United States, Europe or other countries before we receive regulatory approval from the FDA, the EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for Acelarin, NUC-3373 or NUC-7738 or any future product candidate. We have not submitted a New Drug Application, or NDA, to the FDA, a Marketing Authorization Application, or MAA, to the EMA or comparable applications to other regulatory authorities for any of our product candidates and do not expect to be in a position to do so in the foreseeable future. The success of our product candidates will depend on many factors, including the following with respect to each of Acelarin, NUC-3373 and NUC-7738, specifically:

•	We may not be able to demonstrate that the product candidate is safe and effective as a treatment for our targeted indications to the satisfaction of the applicable regulatory authorities;
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

•	we may be faced with challenges from third parties with respect to our right to use certain processes used in the formulation and process development of our product candidates;
•	we may have to defend our patents against infringement by third parties;
•	we may unknowingly infringe third-party patents;
•	we may face a “freedom to operate” issue;
•	we will be dependent on the efforts of third parties in completing clinical trials of, receiving regulatory approval for and commercializing, any product candidate we license to such third parties;
•	through our clinical trials, we may discover factors that limit the commercial viability of the product candidate or make its commercialization unfeasible;
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

Although we have reached alignment with the FDA on the design of our NuTide:121 trial of Acelarin in combination with cisplatin, the clinical data we generate from NuTide:121 may not be sufficient to support our strategy to submit an NDA for Acelarin using the accelerated approval regulatory pathway. If we are unable to obtain accelerated approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, reduce the likelihood of obtaining and/or delay the timing of obtaining, necessary marketing approvals. Even if we receive accelerated approval of Acelarin from the FDA, if our post-marketing confirmatory trial does not verify clinical benefit, or if other evidence demonstrates that the drug is not safe or effective for its conditions of use, among others, the FDA may seek to withdraw accelerated approval.

Products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval from the FDA and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality. Discussions with the FDA about the feasibility of an accelerated approval typically begin early in the development of a new drug or biological product in order to identify, among other things, an appropriate surrogate or intermediate clinical endpoint. We intend to seek accelerated approval for Acelarin in combination with cisplatin for patients with previously untreated locally advanced or metastatic biliary tract cancer using results from NuTide:121, our Phase 3 clinical trial. NuTide:121 is a global, multi-center, randomized Phase 3 trial that will enroll up to 828 patients in approximately 120 sites across North America, Europe, Asia and Australia. We have designed the Phase 3 study protocol to include three interim analyses in addition to the final analysis. Based on discussions with the FDA and subject to any further regulatory guidance, we believe that a statistically significant improvement in objective response rate, or ORR, at either of the first two interim analyses, supported by positive trends in other clinical endpoints, could potentially allow for an accelerated approval of an NDA for Acelarin for this biliary tract cancer treatment use.

Even if we generate clinical data sufficient to support an NDA submission seeking accelerated approval for Acelarin, there can be no assurance that such marketing application will be accepted by the FDA for substantive review or that approval will be granted on a timely basis, or at all. In addition, if another company receives full approval from the FDA to market a product for treatment of biliary tract cancer, our ability to seek and obtain accelerated approval for Acelarin in the same or similar indication may be materially adversely affected. The FDA or foreign regulatory authorities also could require us to conduct further studies or trials prior to considering our application or granting a marketing approval of any type. We might not be able to fulfill the FDA’s requirements in a timely manner, which would cause delays, or approval might not be granted because our submission is deemed incomplete by the FDA. A failure to obtain accelerated approval for Acelarin would result in a longer time period to obtain approval for and commercialize such product candidate, could increase the cost of development of Acelarin and could harm our competitive position in the marketplace.

Even if we receive accelerated approval from the FDA for Acelarin or any of our other product candidates, we will be subject to rigorous post-marketing requirements, including the submission of confirmatory clinical data verifying the clinical benefit of the product. Drug products marketed under an accelerated approval NDA also are subject to a requirement that all promotional materials must be submitted to the FDA at least 30 days prior to their dissemination. The FDA could seek to withdraw accelerated approval for multiple reasons, including if we fail to conduct the required post-marketing study with due diligence, the post-marketing study fails to verify the product’s clinical benefit, other evidence shows that the product is not safe or effective under the conditions of use, or we disseminate promotional materials that are found by the FDA to be false and misleading.

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

As of December 31, 2019, we had £52.0 million in cash and cash equivalents. We believe, based upon our current operating plan, that, our cash and cash equivalents on hand will be sufficient to fund our anticipated operations for at least the next twelve months. Our future capital requirements and the period for which we expect our existing resources to support our operations may vary significantly from what we expect. Our monthly spending levels vary based on new and ongoing research and development and other corporate activities. Because the length of time and activities associated with successful research and development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. In addition, our future capital requirements will depend on many factors, and could increase significantly as a result of many factors, including:

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

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including between December 22, 2018 and January 25, 2019, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public market and obtain necessary capital in order to properly capitalize and continue our operations.

We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable United Kingdom tax legislation.

As a United Kingdom resident company, we are subject to U.K. corporate taxation. We have generated losses since inception. As of December 31, 2019, we had cumulative carry forward tax losses of £32.2 million. Subject to any relevant restrictions (including changes introduced in the Finance (no. 2) Act 2017 that, broadly, restrict the amount of carried forward losses that can be utilized to 50% of group profits arising in a particular tax year above £5.0 million), we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the United Kingdom research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and subcontract costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.68%. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. On October 29, 2018 the U.K. Government proposed that from April 1, 2020 the amount of payable credit that a qualifying loss-making SME business can receive through R&D relief in any one year will be capped at three times the company’s total PAYE and NICs liability for that year. Although draft legislation has not yet been published, the U.K. Government has not indicated that it has changed its intention in relation to the introduction of this cap, and, if such cap comes into force, this could restrict the amount of payable credit that we claim. We may not be able to continue to claim payable research and development tax credits in the future because we may no longer qualify as a small or medium-sized company.

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
•

changes in a specific country’s or region’s political or economic environment, including the implications of the United Kingdom’s withdrawal from the European Union, or any potential future referendum regarding the independence of Scotland;

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

Our business could be significantly and adversely affected by the recent coronavirus outbreak.

In December 2019, a novel strain of the coronavirus was first identified in Wuhan, Hubei Province, China. In January 2020, this coronavirus spread to other parts of the world, including the United States and Europe, and efforts to contain its spread have intensified. Should the coronavirus continue to spread, our business operations could be delayed or interrupted.  For instance, we or third parties with which we contract may need to ask our employees to temporarily work from home, which could adversely impact the productivity of our workforce or the workforce of third parties on which we rely for our drug development efforts. Any disruption of our suppliers would likely impact our ability to conduct our clinical trials and preclinical studies, and ultimately our operating results.

The adverse impact may be caused by the diversion of healthcare resources away from the conduct of clinical trial matters to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials. The limitations on travel may interrupt key trial activities, such as clinical trial site initiations and monitoring and interruption in global shipping may affect the transport of clinical trial materials. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

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

Our business may be negatively impacted by changes in the applicable regulatory regime and BREXIT.

We may face new regulatory costs and challenges that could have an adverse effect on our operations. The regulatory framework applicable to our operations and the development of our product candidates can change at any time as a result of political decisions. Any changes to the regulatory framework could have a material impact on our plans and development strategy, including our supply of investigational medicinal products. Furthermore, BREXIT and any other significant European political changes could result in disruption that could in turn delay the approval of new medicines at the European Medicines Agency. However, at this stage, we do not anticipate a significant change in the legal framework in the U.K. (or the European Union) as a result of BREXIT.

In addition, currency exchange rates in the pound sterling and the euro with respect to each other and the U.S. dollar have already been adversely affected by BREXIT.

Risks Related to Development of Our Product Candidates

Initial success in the completed and ongoing early-stage clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

Acelarin is currently being evaluated in multiple clinical trials across numerous solid tumor indications: one Phase 3 clinical trial for patients with biliary tract cancer, one Phase 1b clinical trial for patients with biliary tract cancer, one Phase 2 clinical trial for patients with platinum-resistant ovarian cancer and one Phase 3 clinical trial for patients with metastatic pancreatic cancer for which enrollment has been suspended. While Acelarin has shown high disease control rates and a favorable tolerability profile in early-stage trials, including in its dose-ranging Phase 1 trials, we may not see such favorable data in future clinical trials involving Acelarin. Similarly, favorable results obtained from our Phase 1 clinical trial of NUC-3373 in patients with advanced solid tumors and our Phase 1b clinical trial of NUC-3373 in patients with advanced colorectal cancer may not be replicated in any future clinical trials. In addition, data generated in these early stage Phase 1 trials in particular are not the basis on which marketing approval by the FDA or a comparable foreign regulatory authority would be sought. Furthermore, the results of our clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for marketing approval. Statistical significance means that an effect is unlikely to have occurred by chance. Clinical trial results are considered statistically significant when the probability of the results occurring by chance, rather than from the efficacy of the product candidate, is sufficiently low. There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies.

Preliminary and interim data from our clinical trials that we may announce or publish from time to time may change as patient enrollment continues, patient data are further examined and more patient data become available.

From time to time, we may announce or publish preliminary or interim data from our client studies. Preliminary or interim data from our clinical trials, including those from the Phase 3 trial of Acelarin for patients with advanced biliary tract cancer, a Phase 1b trial of Acelarin for patients with biliary tract cancer, a Phase 2 trial of Acelarin for patients with platinum-resistant ovarian cancer, the Phase 3 trial of Acelarin for patients with metastatic pancreatic cancer for which enrollment has been suspended, the Phase 1 trial of NUC-3373 for the potential treatment of a wide range of advanced solid tumors, the Phase 1b trial of NUC-3373 in patients with advanced colorectal cancer, the Phase 1 trial of NUC-7738 for patients with advanced solid tumors, and any future clinical trials of any of product candidates. In addition, while the Phase 1b trial of Acelarin in combination with cisplatin in patients with biliary cancer (the ABC-08 clinical trial) was conducted by the same investigators that conducted the earlier ABC-02 clinical trial in a similar patient population comparing single agent gemcitabine to the combination of gemcitabine plus cisplatin, the ABC-08 trial has many fewer patients than did the ABC-02 trial, which enrolled 410 patients. Preliminary and interim data from a clinical trial are not always entirely representative of final data. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, patient data are further examined, more patient data become available, and we prepare and issue our final clinical study report. As a result, preliminary and interim data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the preliminary or interim data could significantly harm our business prospects.

We are very early in our development efforts. If we are unable to successfully develop and commercialize our product candidates or experience significant delays in doing so, our business will be harmed.

We currently do not have any products that have gained marketing approval. We have invested substantially all of our efforts and financial resources identifying and developing our ProTides, such as Acelarin, NUC-3373 and NUC-7738. Our ability to generate product revenues, which may not occur for several years, if ever, will depend on the successful development and eventual commercialization of Acelarin, for which one Phase 1b trial and two Phase 3 trials are ongoing, NUC-3373, for which one Phase 1 trial and one Phase 1b trial are ongoing, and NUC-7738, for which one Phase 1 trial is ongoing. We currently do not generate any revenues from sales of any products, and we may never be able to develop or commercialize a marketable drug. Each of our product candidates will require development, management of development and manufacturing activities, marketing approval in multiple jurisdictions, obtaining manufacturing supply, building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenues from drug sales.

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

The risk of failure in drug development is high. Acelarin is currently being studied in one Phase 1b trial, one Phase 2 trial and two Phase 3 trials, NUC-3373 is currently being studied in one Phase 1 trial and one Phase 1b trial, and NUC-7738 is in a Phase 1 trial. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in patients. Clinical trials are expensive, difficult to design and implement and can take several years to complete, and their outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Further, the results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval.

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

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval for our product candidates. The FDA may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials. Even though Acelarin and NUC-3373 are transformations of chemotherapeutic agents that have been widely used for many years and there is a clear unmet medical need in each of the indications that we are currently pursuing in the clinic, there can be no assurance that the FDA will permit us to move more quickly to the initiation of pivotal clinical trials in large patient populations. Furthermore, NUC-7738 is a transformation of 3’-deoxyadenosine, a nucleoside analog that has never been successfully developed or approved as a chemotherapy, which may result in the need for more preclinical studies or clinical trials than would be the case for transformations of approved chemotherapeutic agents.

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

The regulatory environment surrounding information security and privacy is increasingly demanding. We are subject to numerous regulations governing the protection of personal and confidential information of our clinical subjects, clinical investigators, and employees, including in relation to medical records, credit card data and financial information. For example, on May 25, 2016, the European General Data Protection Regulation, or GDPR, entered into force following four years of negotiation. The GDPR repeals the Data Protection Directive (95/46/EC) and was made directly applicable in all E.U. member states starting on May 25, 2018. We are subject to the GDPR when conducting clinical trials with E.U. based data subjects (whether the trials are conducted directly by us or through a clinical vendor or collaborator) or offering approved products to E.U. based data subjects (regardless of whether involving an E.U. based subsidiary or operations). The GDPR sets out a number of requirements that must be complied with when handling the personal data of such E.U. based data subjects including: the obligation to appoint data protection officers in certain circumstances; new rights for individuals to be “forgotten” and rights to data portability; the principal of accountability and the obligation to make public notification of significant data breaches. These laws and regulations are increasing in complexity and number, change frequently and sometimes conflict. In particular, we will need to monitor compliance with all relevant E.U. member states' laws and regulations, including where permitted derogations from the GDPR are introduced.

Complying with these numerous, complex and often changing regulations is expensive and difficult. Failure by us, any partners, our service providers, or our employees or contractors to comply with the GDPR could result in regulatory investigations, enforcement notices and/or fines of up to the higher of €20 million or up to 4% of our total worldwide annual turnover. In addition to the foregoing, a breach of privacy laws or data security laws, particularly those resulting in a significant security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on our business, reputation and financial condition. As a data controller, we are accountable for any third-party service providers we engage to process personal data on our behalf, including our CROs. We attempt to mitigate the associated risks by performing security assessments and due diligence of our vendors and requiring all such third-party providers with data access to sign agreements, and obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined above.

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

These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, current good manufacturing practice, or cGMP, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, including periodic inspections by FDA and other regulatory authorities, requirements regarding the distribution of samples to physicians and recordkeeping. Before we can commercialize any of our product candidates, each such product candidate must be approved by the FDA pursuant to an NDA in the United States, by the EMA pursuant to an MAA in the European Union, and by similar regulatory authorities outside the United States prior to commercialization.

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

Acelarin has been granted orphan drug designation by the FDA for the treatment of biliary tract cancer. We may be unable to maintain the benefits associated with orphan drug designation for Acelarin in this indication, including the potential for orphan drug exclusivity.

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

In June 2019, the FDA granted orphan drug designation for Acelarin for the treatment of advanced biliary tract cancer. We may seek orphan drug designation for other product candidates in the future. Orphan drug exclusivity may not effectively protect the product from competition in the United States because different drugs can be approved for the same condition. Even after an orphan drug is approved and granted exclusivity, the FDA and EMA can subsequently approve the same or a similar drug for the same condition during the exclusivity period if the FDA or the EMA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

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

•	The Federal Food, Drug and Cosmetic Act, or FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
•

The Foreign Corrupt Practices Act, or the FCPA, which prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business;

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

We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs. For example, the ACA, enacted in March 2010, was expected to have a significant impact on the health care industry and result in expanded coverage for the uninsured. With regard to pharmaceutical products, among other things, ACA was expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare Part D program. We cannot predict the impact of ACA on pharmaceutical companies as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet occurred. In addition, both Congress and the President have expressed their intention to repeal the ACA and as a result certain sections of the ACA have not been fully implemented or were effectively repealed. These actions add to the uncertainty of the changes enacted as part of ACA, and we continue to evaluate how the ACA and recent efforts to repeal and replace or limit the implementation of the ACA will impact our business.

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

In addition, the Drug Supply Chain Security Act enacted in 2013 imposes new obligations on manufacturers of pharmaceutical products related to product tracking and tracing, and that law is expected to be fully implemented over a ten-year period. Most recently, on December 20, 2019, U.S. President Trump signed the Further Consolidated Appropriations Act for 2020 into law (P.L. 116-94) that includes a piece of bipartisan legislation called the Creating and Restoring Equal Access to Equivalent Samples Act of 2019 or the “CREATES Act.” The CREATES Act aims to address the concern articulated by both the FDA and others in the industry that some brand manufacturers have improperly restricted the distribution of their products, including by invoking the existence of a REMS for certain products, to deny generic and biosimilar product developers access to samples of brand products. The CREATES Act establishes a private cause of action that permits a generic or biosimilar product developer to sue the brand manufacturer to compel it to furnish the necessary samples on “commercially reasonable, market-based terms.” Whether and how generic and biosimilar product developments will use this new pathway, as well as the likely outcome of any legal challenges to provisions of the CREATES Act, remain highly uncertain and its potential effects on our future commercial products are unknown. Other legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We are unsure whether additional legislative changes will be enacted, or whether the current regulations, guidance or interpretations will be changed, or whether such changes will have any impact on our business.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or E.U. member state level may result in significant additional requirements or obstacles that may increase our operating costs.

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

We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or the Bribery Act, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage.

Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We and those acting on our behalf operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the Bribery Act, FCPA or local anticorruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

Compliance with the Bribery Act, the FCPA and these other laws is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, anti-corruption laws present particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to enforcement actions.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States and the United Kingdom, and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by United States, United Kingdom or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition. Further, the failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting.

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

We may be unable to establish any agreements with third-party manufacturers or do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on the third party for regulatory compliance and quality assurance;
•	the possible breach of the manufacturing agreement by the third party;
•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and
•	the possible termination or non-renewal of the agreement by the third party at a time that is costly or inconvenient for us.

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

We have entered into a research, collaboration and license agreement with Cardiff University and University College Cardiff Consultants Ltd., or Cardiff Consultants, for the design, synthesis, characterization and evaluation of ProTides, with the results of such research assigned to us and other intellectual property of Cardiff University and Cardiff Consultants exclusively licensed to us for use for all purposes related to selected ProTides and the nucleoside family of the selected ProTides. We are significantly reliant on this collaboration for the generation of additional potential product candidates and on the scientists employed by Cardiff University and Cardiff Consultants to perform such research. We have limited control over the amount and timing of resources that our collaborators dedicate to the development of ProTides and our ability to generate potential additional ProTides from these arrangements will depend on our and our collaborators’ abilities to successfully perform the functions assigned to each of us in these arrangements. In addition, our collaborators have the ability to abandon research or development projects and terminate applicable agreements. If we breach any of our obligations under this agreement, Cardiff University and Cardiff Consultants may have the right to terminate the agreement, which would result in a significant reduction in our ability to develop additional ProTides, and in our being unable to develop, manufacture and sell products that are covered by the licensed intellectual property, or in a competitor’s gaining access to the licensed intellectual property. In February 2020, we amended our agreement to expire at the end of 2020, which amendment afforded us (at our sole discretion) an option to extend the agreement for one additional year until the end of 2021, and for further periods thereafter upon written agreement by both parties. See “Collaboration and License Agreements–Cardiff University License” in this Annual Report for more information on the terms of our agreement. Any expiration of this agreement could also result in a significant reduction in our ability to develop additional ProTides.

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

Although we maintain product liability insurance coverage, our product liability insurance may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

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

Third parties seeking to acquire intellectual property rights in our technology and products may be successful in securing such rights through the grant of patent applications in the United States and in other jurisdictions; if we are forced to defend our granted intellectual property rights for any of our product candidates, we may become involved in costly litigation or other administrative proceedings before the USPTO or comparable non-U.S. regulatory authorities, which could delay or prevent the development and commercialization of our current or future product candidates.

Biopharmaceutical drug development is inherently uncertain in a rapidly evolving technological environment such as ours in which there may be numerous patent applications pending in multiple jurisdictions at any given time, many of which are confidential when filed, with regard to the same or similar technologies. Any patents issued to third parties may contain claims that conflict with our patents and that may place restrictions on the commercial viability of our products and technologies. We are aware of at least one pending patent application in the United States covering one of our product candidates that, if granted, could compel us to engage in costly patent litigation or certain other administrative proceedings before the USPTO or in U.S. federal courts. If such pending patent were granted by the USPTO, patent litigation or other administrative proceedings would likely be necessary to enforce our rights under granted patents or to determine the scope and validity of third-party rights. These activities could result in substantial cost to us and could result in significant diversion of the efforts of our management and technical personnel, even if the eventual outcome is favorable to us. An adverse outcome of any such litigation or proceeding could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using our technology, which could delay or prevent the development and commercialization of our current or future product candidates. If we engage in patent litigation or other administrative proceedings to defend our patents, there is no guarantee that we will be successful in defending our patents, which would result in a loss of the challenged patent right to us and thus adversely affect our business.

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

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest, and our business may be adversely affected.

NuCana® and Acelarin® are our registered trademarks and ProTidesTM is our trademark. Any additional trademark applications in the United States, Europe and in other foreign jurisdictions where we may file may not be allowed or may subsequently be opposed. Once filed and registered, our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our business, financial condition, results of operations, or prospects.

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

We are a clinical-stage company, and, as of December 31, 2019, had 31 employees, including three executive officers. We are highly dependent on the research and development, clinical and business development expertise of Hugh S. Griffith, our Chief Executive Officer, as well as the other principal members of our management team and our collaborators’ scientific and clinical team. Although we have entered into service agreements with our executive officers, each of them may at any time serve notice to terminate their employment with us. Other than for Mr. Griffith, we do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we or our collaborators are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

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

On January 31, 2020, the United Kingdom left the European Union on the terms of a withdrawal agreement (the “Withdrawal Agreement”). The Withdrawal Agreement sets out the arrangements for the United Kingdom’s withdrawal from the European Union, and includes the transitional arrangements that govern the U.K.-E.U. relationship during a transition period from January 31, 2020 to December 31, 2020 (or such later date as may be agreed between the United Kingdom  and the European Union) (the “Transition Period”).  During the Transition Period, the United Kingdom is treated, for most purposes, as if it were still an E.U. member state, and provides a short standstill period of continuity whilst the United Kingdom and the European Union negotiate the terms of agreements governing the future U.K.-E.U. relationship.

The basis on which the United Kingdom has withdrawn from the European Union has created significant uncertainty about the future relationship between the United Kingdom and the European Union, particularly given that the future relationship cannot replicate the United Kingdom’s status as an E.U. member state. Furthermore, the political declaration on the framework for the future U.K.-E.U. relationship, agreed between the United Kingdom and the European Union, in parallel with the Withdrawal Agreement, provides a broad outline of the potential scope and depth of the future relationship, but provides little detail, permits considerable flexibility, and is not legally binding. Lack of clarity about future United Kingdom laws and regulations as the United Kingdom determines which European Union-derived laws and regulations to replace or replicate as part of the negotiation of the future U.K.-E.U. relationship, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, could decrease foreign direct investment in the United Kingdom, increase costs, depress economic activity and restrict our access to capital. If the United Kingdom and the European Union are unable to negotiate acceptable terms by the expiry of the Transition Period, or if other E.U. member states pursue withdrawal from the European Union, barrier-free access between the United Kingdom and other E.U. member states or across the European Economic Area overall could be diminished or eliminated. In addition, the United Kingdom could lose the benefits of global trade agreements negotiated by the European Union on behalf of its members. These developments, or the perception that any of them could occur, have had and may continue to have a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. These developments, or the perception that any of them could occur, may also have a significant effect on our ability to attract and retain employees, including scientists and other employees who are important for our and our collaborators’ research and development efforts.

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

Since the ADSs were sold in our initial public offering in October 2017 at a price of $15.00 per ADS, the closing price per ADS has ranged as low as $3.81 and as high as $32.00 through March 1, 2020. The market price of our ADSs may fluctuate significantly due to a variety of factors, many of which are beyond our control, including:

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

As of December 31, 2019, our senior management, board of directors and greater than 5% shareholders and their respective affiliates, in the aggregate, owned 67.3% of our ordinary shares (including ordinary shares in the form of ADSs). These shareholders, either alone or voting together as a group, may be in a position to determine or significantly influence the outcome of decisions taken at any general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of board members, certain decisions relating to our capital structure and the approval of certain significant corporate transactions. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ADSs.

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

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the Companies Act 2006, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Issued Share Capital—Differences in Corporate Law” in this Annual Report for a description of the principal differences between the provisions of the Companies Act 2006 applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

Shareholder protections found in provisions under the U.K. City Code on Takeovers and Mergers, or the Takeover Code, will not apply if our place of management and control is considered to change to outside the United Kingdom.

We are a public limited company incorporated in England and Wales and have our place of central management and control in the United Kingdom. Accordingly, we are currently subject to the Takeover Code and, as a result, our shareholders are entitled to the benefit of certain takeover offer protections provided under the Takeover Code. The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. If, at the time of a takeover offer, the Panel on Takeovers and Mergers (the “Panel”) determines that we do not have our place of central management and control in the United Kingdom, then the Takeover Code would not apply to us and our shareholders would not be entitled to the benefit of the various protections that the Takeover Code affords. In particular, we would not be subject to the rules regarding mandatory takeover bids. The Panel has prepared a brief summary of some of the most important rules of the Takeover Code, which we quote here:

•

“When a person or group acquires interests in shares carrying 30% or more of the voting rights of a company, they must make a cash offer to all other shareholders at the highest price paid in the 12 months before the offer was announced (30% of the voting rights of a company is treated by the Code as the level at which effective control is obtained).

•

When interests in shares carrying 10% or more of the voting rights of a class have been acquired by an offeror (i.e. a bidder) in the offer period and the previous 12 months, the offer must include a cash alternative for all shareholders of that class at the highest price paid by the offeror in that period. Further, if an offeror acquires for cash any interest in shares during the offer period, a cash alternative must be made available at that price at least.

•	If the offeror acquires an interest in shares in an offeree company (i.e. a target) at a price higher than the value of the offer, the offer must be increased accordingly.
•	The offeree company must appoint a competent independent adviser whose advice on the financial terms of the offer must be made known to all the shareholders, together with the opinion of the board.
•	Favorable deals for selected shareholders are banned.
•	All shareholders must be given the same information.
•	Those issuing takeover circulars must include statements taking responsibility for the contents.
•	Profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers.
•	Misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately.
•	Actions during the course of an offer by the offeree company which might frustrate the offer are generally prohibited unless shareholders approve these plans.
•	Stringent requirements are laid down for the disclosure of dealings in relevant securities during an offer.
•

Employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment appended to the offeree board’s circular or published on a website.”

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2020 (the end of our next second fiscal quarter), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2021. In order to maintain our current status as a foreign private issuer, either (a) a majority of our voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

Generally, if for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets, and the characterization of our income, including whether certain research and development tax credits received from the government of the United Kingdom will constitute gross income, and if they do, whether they will constitute passive income for purposes of the PFIC income test) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2020. The PFIC tests must be applied each year, and it is possible that we may become a PFIC in a future year.

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

We were incorporated under the laws of England and Wales in 1997 under the name Biomed (UK) Limited, and commenced operations in 2008. On April 28, 2008, we changed our name to NuCana BioMed Limited. On August 29, 2017, we re-registered as a public limited company and changed our name to NuCana plc. On October 2, 2017, we completed our initial public offering of American Depositary Shares, or ADSs, on The Nasdaq Global Select Market. Our ADSs are traded under the symbol “NCNA”.

Our registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom. Our principal executive offices are located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom, our general telephone number is +44 (0)131 357 1111 and our internet address is https://www.nucana.com. Our website and the information contained on or accessible through our website are not part of this Annual Report. Our agent for service of process in the United States is Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

B.	Business

Overview

We are a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. Our most advanced ProTide candidates, Acelarin® and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in multiple clinical trials, including a Phase 3 clinical trial for patients with biliary tract cancer, a Phase 1b clinical trial for patients with biliary tract cancer, a Phase 2 clinical trial for patients with platinum-resistant ovarian cancer, and a Phase 3 clinical trial for patients with metastatic pancreatic cancer for which enrollment has been suspended. NUC-3373 is currently in a Phase 1 clinical trial in patients with advanced solid tumors and a Phase 1b clinical trial in patients with advanced colorectal cancer. Our third ProTide, NUC-7738, is a transformation of a novel nucleoside analog (3’-deoxyadenosine) that has never been successfully developed or approved as a chemotherapy but has shown potent anti-cancer activity in preclinical studies. We are evaluating NUC-7738 in a Phase 1 clinical trial for patients with advanced solid tumors. We have retained worldwide rights to these lead product candidates as well as our preclinical product candidates, all of which we refer to as ProTides.

Acelarin, our most advanced product candidate, is a potential first-in-class ProTide that has been evaluated in over 270 patients. Acelarin is a ProTide transformation of gemcitabine that we believe could replace gemcitabine in certain cancer indications and have utility across a range of other cancers. In a Phase 1 dose-ranging trial in 49 evaluable patients with advanced metastatic solid tumors, Acelarin was well tolerated, achieved a 78% disease control rate and was associated with intracellular levels of active anti-cancer metabolite over 200 times higher than those reported for gemcitabine. A subset of 14 evaluable patients with relapsed/refractory gynecological cancers achieved a 93% disease control rate. In a Phase 1b dose-ranging trial in 23 evaluable patients with recurrent ovarian cancer, Acelarin was combined with carboplatin and achieved a 96% disease control rate. Based on these disease control rates and the tolerability profile observed in the ovarian cancer patient population, a Phase 1b trial of Acelarin is being conducted in patients with locally advanced or metastatic biliary tract cancers to determine the optimal dose in combination with cisplatin. In October 2018, at the European Society for Medical Oncology (ESMO) 2018 Congress, we announced combined results from cohorts 1 and 2 of this trial, also known as the ABC-08 trial, in which Acelarin in combination with cisplatin was observed to continue to achieve approximately a doubling of the response rate expected with the standard of care, gemcitabine plus cisplatin. In addition, these results showed the combination was well-tolerated and several patients achieved significant reductions in their tumor volume as well as further tumor shrinkage over time. In June 2019, the FDA granted orphan drug designation for Acelarin for the treatment of advanced biliary tract cancer. In October 2019, the FDA cleared the IND for our Phase 3 clinical trial, also known as the NuTide:121 trial, of Acelarin in combination with cisplatin for patients with previously untreated locally advanced or metastatic biliary tract cancer. We believe Acelarin in combination with cisplatin has the potential to significantly improve the survival outcomes of patients with advanced biliary tract cancer. If approved, our goal is to establish Acelarin in combination with cisplatin as the global standard of care for the first-line treatment of patients with advanced biliary tract cancer.

Acelarin is also being evaluated in the Phase 2 PRO-105 trial in patients with platinum-resistant ovarian cancer. Part one of the study was designed to compare a 500mg/m2 dose of Acelarin versus a 750mg/m2 dose of Acelarin in heavily pre-treated patients (patients who have received at least 3 prior lines of chemotherapy).  Part two of the study was designed to then investigate the optimal dose identified in part one in an expansion cohort. In December 2019, consistent with our previous announcement that we are prioritizing our resources on our key programs of Acelarin in biliary tract cancer and NUC-3373 in colorectal cancer, we determined not to proceed with part two of the PRO-105 study. This study is now closed to recruitment and data analysis from part one of the study is ongoing.

In part one of the study, doses of 500 mg/m2 and 750 mg/m2 were assessed with dosing on days one, eight and fifteen of a 4-week cycle.  Forty-five patients with platinum-resistant ovarian cancer were evaluable for response and all responses had confirmatory scans.  Based on an assessment by blinded independent central review, one patient achieved a complete response and two patients achieved partial responses.  In addition, 16 patients achieved stable disease.  Patients who entered PRO-105 were heavily pre-treated, having received a median of five prior lines of treatment, and 72% had at least one comorbidity at study entry. Highlighting the fragility of this difficult-to-treat patient population, 45% of patients did not complete the first cycle of treatment with Acelarin despite not having any disease progression or any serious Grade 3 or 4 adverse events. However, for 23 patients in the study who received two or more cycles of Acelarin, the confirmed response rate was 13% and the disease control rate was 83%. These data are still being analyzed and the findings remain preliminary and subject to change.

By contrast, in the recent CLIO trial in patients with platinum-resistant ovarian cancer, no patients in the chemotherapy group achieved a complete response and only one patient achieved a confirmed partial response which resulted in a confirmed overall response rate of 3%.  The CLIO study reported on the efficacy of the current chemotherapy standards of care, namely paclitaxel, pegylated liposomal doxorubicin, topotecan and gemcitabine. Thirty-three patients received chemotherapy in the CLIO trial and were significantly less heavily pre-treated than those in the PRO-105 trial, with a median of 3 prior lines of treatment.  However, given differences in trial design and statistical analyses, comparisons across studies should be interpreted with caution.

We plan to complete our analyses and announce data from the PRO-105 study in 2020.  The advent of PARP inhibitors has changed the ovarian cancer treatment landscape markedly in recent years resulting in a more complex regulatory pathway for single-agent therapy. In addition, we have been very encouraged by the synergy we have observed with Acelarin in combination with platinum agents, both in patients with biliary tract cancer and ovarian cancer. Based on this change in the regulatory pathway for single-agent therapy, our preliminary review of the results from the PRO-105 study of single-agent therapy, and the more promising activity that we have observed in combination therapy, should we elect to pursue any further development of Acelarin in patients with ovarian cancer, we would anticipate combining it with platinum agents.

In addition, the National Cancer Research Institute in the United Kingdom is facilitating a Phase 3 trial of Acelarin for the treatment of patients with pancreatic cancer designed to evaluate the efficacy and safety of Acelarin monotherapy compared to gemcitabine, with further exploration of patient sub-groups that may derive additional benefit from Acelarin. In August 2019, we were informed by the Clatterbridge Cancer Centre, the sponsor of the ongoing Phase 3 trial, that the enrollment of new patients had been suspended on the advice of the Independent Safety and Data Monitoring Committee, or ISDMC, following completion of a prespecified futility analysis. As of such time, the trial had enrolled 200 out of an expected 328 patients with metastatic pancreatic cancer who were not considered suitable for combination chemotherapy. A futility analysis was included in the Phase 3 trial design to assess the likelihood of the study achieving its primary objective of Acelarin monotherapy demonstrating at least a 42% reduction in risk of death compared to gemcitabine. This analysis indicated that this efficacy objective was unlikely to be met in this difficult to treat patient population. Upon review of the interim data by the ISDMC, the sponsor decided to suspend recruitment, allow the data to mature and conduct additional sub-group analyses. Patients who are deriving benefit can continue treatment with Acelarin.

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

NUC-3373, our second product candidate, is a ProTide transformation of the active anti-cancer metabolite of 5-fluorouracil, or 5-FU, which we believe has the potential to replace 5-FU as the standard of care in the treatment of a wide range of cancers. In preclinical studies, we observed that NUC-3373 overcame the key resistance mechanisms associated with 5-FU and generated intracellular levels of the active anti-cancer metabolite over 300 times higher than that of 5-FU. NUC-3373 is currently being evaluated in a Phase 1 clinical trial, also known as the NuTide:301 trial, of patients with advanced solid tumors. In this trial, NUC-3373 has generated high levels of the active anti-cancer metabolite inside the patients’ white blood cells resulting in complete inhibition of the target enzyme associated with cancer cell growth. The pharmacokinetic profile of NUC-3373 appears favorable, which supports our belief that NUC-3373 may enhance efficacy, improve safety and provide a more convenient dosing regimen compared with the standard of care 5-FU. In October 2018, we reported further interim data from this trial at ESMO 2018. These interim data showed that three patients had achieved stable disease after treatment, with progression-free survival, or PFS, lasting more than nine months at September 25, 2018, as well as a continued promising pharmacokinetic and pharmacodynamic, tolerability and dosage administration profile. Importantly, no patients developed hand-foot syndrome, as of data cut-off, which is a debilitating side effect occurring in 34% to 72% of patients treated with fluoropyrimidine therapy. The results of this trial suggest that NUC-3373 has the potential to overcome the key cancer resistance mechanisms associated with 5-FU and may be capable of achieving anti-cancer activity even in patients who have progressed on prior treatment with a fluoropyrimidine. We expect to report further data from the NuTide:301 trial in 2020.

In October 2018, we commenced a Phase 1b trial, also known as the NuTide:302 trial, in patients with advanced colorectal cancer in which NUC-3373 will be combined with agents typically combined with 5-FU, including leucovorin, irinotecan, oxaliplatin and monoclonal antibodies. In October 2019, we presented interim data from this trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. These interim data supported the previously reported favorable pharmacokinetic profile of NUC-3373. The anti-cancer mechanism of action of NUC-3373 has been previously observed in preclinical studies, which we believe further supports the biological advantages of NUC-3373 over 5-FU. We believe NUC-3373 has significant commercial potential as approximately 500,000 patients in North America are estimated to receive intravenous 5-FU each year. The next stage of NUC-3373’s development has commenced in the NuTide:302 trial which is investigating NUC-3373 in patients with advanced colorectal cancer in combination with oxaliplatin or irinotecan. Contingent on regulatory guidance and other factors, we also plan to initiate a Phase 2/3 clinical trial in patients with advanced colorectal cancer in 2020.

NUC-7738, our third product candidate, is a ProTide transformation of 3’-deoxyadenosine, or 3’-dA, a novel nucleoside analog that has shown potent anti-cancer activity in preclinical studies. In March 2019, we opened a Phase 1 clinical trial, known as the NuTide:701 trial, with NUC-7738 in patients with advanced solid tumors. In October 2019, we announced preclinical data on NUC-7738, detailing multiple potential anti-cancer modes of action. In preclinical studies of NUC-7738, we have observed additional anti-cancer mechanisms of action to those previously reported for 3’-deoxyadenosine. Significantly higher levels of anti-cancer metabolites are generated inside cancer cells than with 3’-deoxyadenosine, causing increased cell injury. Preclinical data also suggest that NUC-7738 activates AMPK, which may inhibit the mTOR pathway, highlighting another potential anti-cancer mechanism of this candidate. We expect to report interim clinical data from the Phase 1 trial in 2020.

Despite the widespread use of nucleoside analogs, their efficacy is severely limited by cancer cell resistance mechanisms and they are often poorly tolerated. Harnessing the power of phosphoramidate chemistry, we convert nucleoside analogs into activated nucleotide analogs with the addition of a phosphate group, which is protected by specific combinations of aryl, ester and amino acid groupings. By adding and protecting this phosphate group, we design our ProTides to avoid or overcome key cancer resistance mechanisms in the uptake, activation and breakdown of nucleoside analogs. As a result, we believe our ProTides have the potential to generate hundreds of times higher concentrations of the active anti-cancer metabolites inside tumor cells, potentially making our ProTides more effective than the current standards of care. Because our ProTides resist breakdown, and are thus more stable, we believe they are also able to reduce or eliminate the generation of toxic byproducts that can result from the breakdown of nucleoside analogs like gemcitabine, 5-FU and 3’-deoxyadenosine.

Our proprietary ProTide technology was invented in the Cardiff University laboratory of our late Chief Scientific Officer, Professor Christopher McGuigan, who conceived of and filed the original composition of matter patents for our initial ProTides. The unique feature of his discovery was the specific combination of aryl, ester and amino acid groupings that protect the activated, or phosphorylated, nucleoside analog. This phosphoramidate chemistry approach is the key to the ProTide technology. Every ProTide grouping is distinct, and Professor McGuigan and his team synthesized and tested thousands of compounds in order to identify the optimal ProTide grouping for each underlying nucleoside analog.

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

Our Strategy

Our goal is to transform standards of care and improve survival for patients across a wide range of cancer indications. Our strategy includes the following key components:

•

Rapidly develop Acelarin as a first-in-class nucleotide analog for the treatment of patients with cancer. We believe that Acelarin has the potential to replace the core chemotherapy component of treatment regimens for patients with various cancers, focusing initially on:

•

Biliary tract cancer. We reported interim data from a Phase 1b trial of Acelarin in combination with cisplatin in January 2018 and in October 2018. Following the FDA’s clearance of our IND in October 2019, we opened a global Phase 3 trial of Acelarin in combination with cisplatin as a first-line treatment for patients with biliary tract cancer. We plan to continue to drive enrollment in the Phase 3 trial throughout 2020.

•	Rapidly develop NUC-3373 to replace 5-FU as the standard of care for the treatment of patients with various cancers.
•

Colorectal cancer.  In October 2019, we presented interim data from NuTide:302, our Phase lb trial in patients with advanced, metastatic colorectal cancer who have already received 5-FU in combination with oxaliplatin and irinotecan. In this study NUC-3373 is being assessed for safety and a recommended Phase 2 dose when combined with many of the agents typically combined with 5-FU, including leucovorin, irinotecan, oxaliplatin and monoclonal antibodies. These interim data supported the previously reported favorable pharmacokinetic profile of NUC-3373. We plan to report further interim data from the NuTide:302 trial in 2020. Contingent on regulatory guidance and other factors, we plan to initiate a Phase 2/3 clinical trial of NUC-3373 in combination with other agents for patients with colorectal cancer in 2020.

•

Advanced solid tumors. We plan to continue our Phase 1 monotherapy trial of NUC-3373 to establish the optimal dose and dosing schedule of single-agent NUC-3373 in patients with advanced solid tumors and report interim data in 2020.

•

Rapidly develop NUC-7738 as a treatment for patients with solid tumors. Our Phase 1 clinical trial with NUC-7738, a ProTide based on a novel nucleoside analog, for patients with advanced solid tumors is ongoing, and we expect to report interim data from the trial in 2020.

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

The backbone of treatment for patients with cancer consists of chemotherapeutics, which generated sales of $20.6 billion worldwide in 2016. The number of patients requiring chemotherapy is also predicted to increase, with projections estimated to rise from 9.8 million in 2018 to 15 million in 2040. These therapies exert their effects by killing cancer cells or preventing them from replicating. Within the larger universe of chemotherapy, nucleoside analogs, such as gemcitabine and 5-FU, play a significant role. Nucleoside analogs have been in clinical use for over 50 years and have become cornerstones of treatment for patients with cancer. The FDA has approved 16 nucleoside analogs for the treatment of cancer and many of these have become the standard of care globally for patients. FDA-approved anti-cancer nucleoside analogs are: gemcitabine; 5-FU; capecitabine; floxuridine; clofarabine; fludarabine; cytarabine; azacytidine; decitabine; nelarabine; cladribine; pentostatin; 6-mercaptopurine; tipiracil; 6-thioguanine; and trifluorothymidine. The World Health Organization has classified seven of these nucleoside analogs, including gemcitabine and 5-FU, as Essential Medicines, which they define as medicines that satisfy the priority healthcare needs of the population and should be available at all times.

Many on-patent chemotherapies have generated significant sales, including, for example, gemcitabine, marketed as Gemzar®, which had peak annual sales of $1.7 billion before losing patent protection in 2010. Gemcitabine is still used extensively and remains an important part of the standard of care for many cancers, including biliary tract, pancreatic, ovarian, non-small cell lung, bladder and breast cancers. In addition, approximately 500,000 patients per year in North America receive 5-FU, which is widely used for the treatment of many cancers, including colorectal, breast, stomach, head and neck, and pancreatic cancers. The oral version of a derivative of 5-FU, known as capecitabine and marketed as Xeloda ® for the treatment of colorectal, breast and stomach cancer, had worldwide sales of $1.5 billion in 2012, before the market launch of generic competitors. We believe the number of patients receiving capecitabine represents a small proportion of the overall number of patients treated with 5-FU and its derivatives.

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

Acelarin: A Transformation of Gemcitabine

Our lead product candidate, Acelarin, was designed to overcome the key cancer resistance mechanisms associated with the nucleoside analog, gemcitabine. We are rapidly advancing Acelarin in the clinic and exploring its use as a therapy for patients with biliary tract cancer, ovarian cancer and metastatic pancreatic cancer.

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

2. Requires activation within the cancer cell. Once gemcitabine enters cells, it must be activated by the addition of phosphate groups before it can exert its cell-killing effect. The rate-limiting addition of the first phosphate group is rapidly followed by the addition of a second and third phosphate group. The end result of this phosphorylation is the creation of the active anti-cancer metabolite, which is known as dFdCTP. A specific enzyme, deoxycytidine kinase, or dCK, is responsible for the first rate-limiting phosphorylation step. Initially, about one-third of cancer cells have reduced levels of dCK, which has negative consequences for the efficacy of gemcitabine. A study published in the journal Gastroenterology in 2012 reported that decreased expression of dCK led to resistance to gemcitabine treatment in cellular assays. In another published study, low levels of dCK in the pancreatic cancer cells of patients who were treated with gemcitabine were associated with a median overall survival that was seven months shorter than that observed in patients with medium to high levels of dCK. dCK is also associated with acquired resistance, and studies have shown that cancer cells can downregulate the production of dCK in the presence of gemcitabine leading to reduced efficacy.

Because gemcitabine has a short half-life ranging from 42 to 94 minutes, even with dCK present in the cancer cell, much of the gemcitabine will have broken down before it can be converted to its active anti-cancer metabolite, dFdCTP.

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

Contribution of resistance mechanisms to survival

Each of these resistance mechanisms on its own negatively impacts the survival of cancer patients receiving gemcitabine therapy by at least five months. While studies have not been done on the effect of the combination of all three of these resistance mechanisms, one study in pancreatic cancer patients who had undergone resection found that two of these resistance mechanisms had a cumulative effect. Specifically, patients with low levels of hENT1 and any level of dCK experienced a median overall survival of 16.2 months, while patients with high levels of hENT1 and low levels of dCK had a median overall survival of 33.6 months, and patients with high levels of hENT1 and moderate to high levels of dCK had a median overall survival of 61.4 months.

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

Clinical Data

Acelarin has been evaluated in one Phase 1 dose-ranging clinical trial and one Phase 1b dose-ranging clinical trial for recurrent ovarian cancer, and is currently being evaluated in multiple clinical trials, including a Phase 3 clinical trial for patients with biliary tract cancer, a Phase 1b clinical trial for patients with biliary tract cancer, a Phase 2 clinical trial for patients with platinum-resistant ovarian cancer, and Phase 3 clinical trial for patients with metastatic pancreatic cancer for which enrollment has been suspended.

The vast majority of patients in the completed Phase 1 and Phase 1b trials were resistant or refractory to all existing standards of care and yet a high proportion obtained significant tumor regression or stable disease when treated with Acelarin. All of these investigator-sponsored trials were, or in the case of the ongoing Phase 1b trial are being, conducted in the United Kingdom under a clinical trial authorization, or CTA, by the Medicines and Healthcare products Regulatory Agency, or MHRA. The completed Phase 1 and Phase 1b trials were designed to assess the safety, pharmacokinetics and clinical activity of Acelarin as monotherapy or in combination with carboplatin. The ongoing Phase 1b trial is designed to assess the safety, pharmacokinetics and clinical activity of Acelarin in combination with cisplatin.

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

Although patient recruitment is now completed, the data from the Phase 1b trial is interim because final data collection and analyses are ongoing. Interim data are not necessarily predictive of final results and may change as the data are further examined, more patient data become available and the final clinical study report is prepared and issued. As a result, interim data should be viewed with caution until the final data are available. Initial success with either interim or final data in early-stage clinical trials may not be indicative of results obtained in later-stage trials, and the results of our clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for marketing approval. Statistical significance means that an effect is unlikely to have occurred by chance. Clinical trial results are considered statistically significant when the probability of the results occurring by chance, rather than from the efficacy of the product candidate, is sufficiently low. We plan to design our later stage trials to establish the statistical significance of the efficacy of our ProTides.

Acelarin: Phase 1b clinical trial in combination with cisplatin (ABC-08)

In October 2018, we announced additional interim results from the ABC-08 trial. In this Phase 1b multi-center, open-label study, Acelarin, when combined with cisplatin, achieved a high response rate and was well-tolerated as first-line treatment for patients with advanced biliary tract cancer. Fourteen patients with advanced biliary tract cancer received Acelarin (625mg/m2 or 725mg/m2) and cisplatin (25mg/m2) on days one and eight of a 21-day cycle. In the intent-to-treat (ITT) group of patients, a complete radiological response was achieved in one patient and a partial response in six patients, resulting in an objective response rate of 50%. In the 11 efficacy evaluable patients (defined as those patients who received at least one cycle of therapy), an objective response rate of 64% was achieved. The results showed that the combination of Acelarin and cisplatin was well-tolerated over multiple cycles with no unexpected adverse events, no dose-limiting toxicities, no discontinuations due to Acelarin-associated toxicity and no Grade 4 adverse events.

Previously the same investigators had conducted the ABC-02 clinical trial in a similar patient population at many of the same clinical trial sites comparing single agent gemcitabine (1000mg/m2) to the combination of gemcitabine (1000mg/m2) plus cisplatin (25mg/m2) and established that gemcitabine plus cisplatin achieved a higher response rate and improved overall survival duration. A comparison of the response rate data from cohorts 1 and 2 of the ABC-08 trial and ABC-02 trial is provided in the following table:

Although patient recruitment is completed, the final data from the Phase 1b ABC-08 trial are being collected and analyzed so only interim data are available. Interim data are not necessarily predictive of final results and may change as the data are further examined, more patient data become available and the final clinical study report is prepared and issued. As a result, interim data should be viewed with caution until the final data are available. Initial success with either interim or final data in early-stage clinical trials may not be indicative of results obtained in later-stage trials, and the results of our clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for marketing approval. Statistical significance means that an effect is unlikely to have occurred by chance. Clinical trial results are considered statistically significant when the probability of the results occurring by chance, rather than from the efficacy of the product candidate, is sufficiently low. We plan to design our later stage trials to establish the statistical significance of the efficacy of our ProTides. In addition, while the ABC-08 trial was conducted by the same investigators that conducted the earlier ABC-02 trial in a similar patient population, the ABC-08 trial has many fewer patients than did the ABC-02 trial, which enrolled 410 patients.

Acelarin development strategy and ongoing clinical trials

Acelarin has been administered to over 270 patients with a wide range of advanced cancers. We are developing Acelarin for multiple indications: as first-line treatment in biliary tract cancer, an indication in which no drug has ever been approved. We are also evaluating Acelarin in ovarian and pancreatic cancer.

Our ongoing clinical trials are:

•

a Phase 3 clinical trial, also known as the NuTide:121 trial, to assess Acelarin in combination with cisplatin as a first-line treatment for patients with locally advanced or metastatic biliary tract cancer;

•

a Phase 1b clinical trial, in 21 patients with locally advanced or metastatic biliary tract cancer, to establish the optimal dose of Acelarin in combination with cisplatin as a first-line treatment; and

•

a Phase 3 clinical trial with approximately 200 patients enrolled to date with metastatic pancreatic cancer to compare Acelarin to gemcitabine as a first-line treatment, facilitated by the National Cancer Research Institute in the United Kingdom, for which enrollment has been suspended.

Based on previously announced interim data, in June 2019, the FDA granted orphan drug designation for Acelarin for the treatment of biliary tract cancer. In October 2019, the FDA cleared the IND for NuTide:121. NuTide:121 is a global, multi-center, randomized Phase 3 trial that will enroll up to 828 patients in approximately 120 sites across North America, Europe, Asia and Australia. Patients will be randomized 1:1 and treated with either a combination of Acelarin (725 mg/m2) plus cisplatin (25 mg/m2) or the current standard of care regimen, gemcitabine (1,000 mg/m2) plus cisplatin (25 mg/m2). The dual primary objectives of the trial are OS and ORR.

Three interim efficacy analyses, including two designed to support accelerated approval of Acelarin in the United States, are currently planned in addition to the final analysis. The first interim analysis will evaluate the ORR primary endpoint and will be performed 28 weeks after 418 patients with measurable disease at baseline have been randomized. A statistically significant difference in ORR at this analysis would require the Acelarin plus cisplatin arm to have an ORR at least 14% higher than that of the gemcitabine plus cisplatin arm. The second interim analysis will evaluate the ORR and OS primary endpoints. It will be performed 28 weeks after 644 patients with measurable disease at baseline have been randomized. A statistically significant difference in ORR at this analysis would require the Acelarin plus cisplatin arm to have an ORR approximately 9% higher than that of the gemcitabine plus cisplatin arm. If a statistically significant difference in ORR is detected, OS will also be analyzed at this analysis and a difference in median OS of approximately 3.4 months in favor of Acelarin plus cisplatin would be deemed a statistically significant improvement in OS. The third interim analysis will evaluate the OS primary endpoint and will take place after 541 events have been observed. A statistically significant difference for OS in favor of Acelarin plus cisplatin would be achieved with an improvement in median OS of approximately 2.6 months. The final analysis will evaluate the OS primary endpoint. It will take place after 637 events have been observed.  A statistically significant difference for OS in favor of Acelarin plus cisplatin would be achieved with an improvement in median OS of approximately 2.2 months.

Based on discussions with the FDA and subject to any further regulatory guidance, we believe that a statistically significant improvement in ORR at either of the first two interim analyses, supported by positive trends in other endpoints, could potentially allow for an accelerated approval of an NDA for Acelarin. Accelerated approval requires a confirmatory clinical study to verify the drug’s clinical benefit. If accelerated approval were to occur, the trial would continue, and we anticipate that data from subsequent analyses could provide the confirmatory data to support full (regular) approval.

Biliary tract cancer

Overview. Cholangiocarcinomas (both intra- and extra-hepatic), gallbladder and ampullary carcinomas, are collectively termed biliary tract cancers. Approximately 178,000 new cases of biliary tract cancer are diagnosed each year worldwide, with more than 18,000 of those diagnoses in the United States.

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

Ovarian cancer

Overview. Ovarian cancer is the fifth-leading cause of cancer death in women in the United States. According to the U.S. National Cancer Institute, there are approximately 24,000 new cases and 14,000 cancer-related deaths each year from ovarian cancer in the United States. Worldwide, there are approximately 295,000 new cases of ovarian cancer and 185,000 deaths yearly. Surgery and cytotoxic chemotherapies are widely used to treat ovarian cancer; however, the outcomes have changed little over several decades. The five-year relative survival rate for all types and stages of ovarian cancer in the United States is 47% (2009 to 2015).

Limitations of current treatment options in ovarian cancer. First-line therapy for patients with advanced ovarian cancer is typically a combination of a platinum drug, such as carboplatin, and a taxane such as paclitaxel. Between 62% and 85% of patients will relapse depending on the stage of the disease, and subsequent treatments are selected based on the amount of time that has elapsed between completion of the first platinum-based regiment and relapse.

Recently, a new class of anti-cancer drugs, known as PARP inhibitors, became a treatment option for some ovarian cancer patients. Patients who respond to platinum-based chemotherapy may receive PARP inhibitor maintenance therapy and patients with mutated BRCA genes may receive PARP inhibitor therapy after receiving chemotherapy.

Pancreatic cancer

Overview. Pancreatic cancer is the third-leading cause of cancer deaths in the United States with approximately 58,000 new diagnoses and 47,000 deaths expected in 2020. Worldwide, there were approximately 459,000 new pancreatic cancer diagnoses in 2018. Approximately 85% of patients diagnosed with pancreatic cancer have advanced disease at the time of diagnosis, are ineligible for surgery and are treated with chemotherapy. Patients with pancreatic cancer have a poor prognosis, with a five-year survival rate of only 7.7%.

Limitations of current treatment options in pancreatic cancer. First-line treatment in pancreatic cancer for patients with a good performance score, which is a standard measure of general well-being, is a combination of 5-FU, oxaliplatin, leucovorin and irinotecan, a treatment regimen known as FOLFIRINOX. Treatment with FOLFIRINOX is, however, associated with high levels of toxicity, so it is generally not recommended for patients without good performance scores. For patients with a less robust performance score, a common first-line treatment is a combination of gemcitabine and nab-paclitaxel (Abraxane®). For patients who are less fit or who have co-morbidities, the standard of care is single-agent gemcitabine. In separate clinical trials, patients treated with FOLFIRINOX had a median overall survival of 11.1 months and patients treated with the combination of gemcitabine and nab-paclitaxel had a median overall survival of 8.5 months. The addition of nab-paclitaxel to gemcitabine resulted in a seven-week improvement in median overall survival compared to gemcitabine alone.

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

(†)p-value is a conventional statistical method for measuring the statistical significance of preclinical study and clinical trial results. A p-value of 0.05 or less represents statistical significance, meaning that there is a 1-in-20 or less likelihood that the observed results occurred by chance. A p-value of 0.0001 or less means that there is a 1-in-10,000 or less likelihood that the observed results occurred by chance.

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

Our Solution: NUC-3373

We designed our second ProTide, NUC-3373, to overcome the key cancer resistance mechanisms, improve upon the safety profile and reduce the dosing administration burdens associated with the nucleoside analog, 5-FU. NUC-3373 is a nucleotide analog that delivers the same active anti-cancer metabolite, FUDR-MP, that 5-FU aims to generate within a cancer cell, but at far higher concentrations. NUC-3373 is in a Phase 1 clinical trial in patients with advanced solid tumors and a Phase 1b clinical trial in patients with advanced colorectal cancer.

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

Clinical Data

NUC-3373 is currently being evaluated in a Phase 1 trial in patients with advanced solid tumors and a Phase 1b trial in patients with advanced colorectal cancer. Contingent on regulatory guidance and other factors, we intend to initiate a Phase 2/3 trial of NUC-3373 in combination with other agents for patients with colorectal cancer in 2020.

NUC-3373: Phase 1 clinical trial. We presented interim data from the Phase 1 clinical trial in patients with advanced solid tumors reporting the favorable pharmacokinetic profile of NUC-3373. In this trial, we are measuring various pharmacokinetic and pharmacodynamic parameters, including plasma concentration of NUC-3373, intracellular concentrations of the active anti-cancer metabolite, FUDR-MP, the ability of NUC-3373 to bind to its target enzyme, TS, and the downstream effects on the levels of dTMP. The anti-cancer mechanism of action of NUC-3373 has been previously observed in preclinical studies, which NuCana believes further supports the biological advantages of NUC-3373 over 5-FU.

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

In October 2018 at ESMO 2018, we announced additional data from this trial. As of data cut-off at September 25, 2018, 36 patients, all with metastatic cancer, had been enrolled in the trial, with 29 patients receiving NUC-3373 on a weekly schedule on days one, eight, 15 and 22 of a 28-day cycle at doses ranging from 125mg/m2 to 1,500 mg/m2 and seven patients receiving NUC-3373 on an alternate-week, or fortnightly, schedule on days one and 15 of a 28-day cycle at doses ranging from 1,500 mg/m2 to 1,875mg/m2. Evidence of durable anti-cancer activity was noted, with three patients achieving stable disease, with PFS lasting more than nine months at September 25, 2018. Both dosing schedules were observed to be well tolerated with no unexpected adverse events or accumulative toxicity. Importantly, no patients developed hand-foot syndrome as of data cut-off. NUC-3373’s plasma half-life of 9.7 hours allows it to be infused over a much shorter time frame of 30 minutes to four hours compared to the 46-hour continuous infusion required with 5-FU.

NUC-3373: Phase 1b clinical trial. In October 2018, we commenced a Phase 1b trial, also known as the NuTide:302 trial, in patients with advanced colorectal cancer in which NUC-3373 will be combined with agents typically combined with 5-FU to treat colorectal cancer, including leucovorin, irinotecan, oxaliplatin and monoclonal antibodies. In October 2019 at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics, we presented interim data from the NuTide:302 trial confirming the previously reported favorable pharmacokinetic profile of NUC-3373. The anti-cancer mechanism of action of NUC-3373 has been previously observed in preclinical studies, which we believe further supports the biological advantages of NUC-3373 over 5-FU. The interim data from this trial suggest that NUC-3373 has the potential to overcome the key cancer resistance mechanisms associated with 5-FU and capecitabine and may be capable of achieving anti-cancer activity even in patients who have progressed on or not received benefit from prior treatment with a fluoropyrimidine. We plan to report further interim data from the NuTide:302 trial in 2020.

NUC-3373 Development Strategy and Planned Clinical Trials

We aim to develop NUC-3373 for multiple indications with an initial focus on colorectal cancer. The ongoing Phase 1 trial in advanced solid tumors is investigator-sponsored and being conducted under a CTA. The ongoing Phase 1b trial in patients with colorectal cancer is being conducted under a CTA in the United Kingdom and an IND in the United States. Contingent on regulatory guidance and other factors, we plan to initiate a Phase 2/3 clinical trial of NUC-3373 in combination with other agents for patients with advanced colorectal cancer in 2020.

Colorectal Cancer Overview

In the United States, approximately 148,000 new cases of colorectal cancer and 53,000 deaths due to the disease are expected in 2020. Worldwide, there were an estimated 1.8 million new colorectal cancer cases and 880,000 deaths in 2018, and the global burden is expected to increase to more than 2.2 million new cases and 1.1 million deaths annually by 2030. Most systemic therapies for colorectal cancer include 5-FU, either as monotherapy or in combination with another chemotherapeutic, typically oxaliplatin or irinotecan. Both alone and in combination, 5-FU is the single most effective compound against these tumors. Nevertheless, despite being the standard of care, the effectiveness of 5-FU is modest. Overall response rates are in the range of 10% to 15%.

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

NUC-7738: A Transformation of 3’-deoxyadenosine

NUC-7738 is a ProTide transformation of 3’-deoxyadenosine or 3’-dA, also known as cordycepin, a nucleoside analog that was isolated from the fungus Cordyceps sinensis in 1950. Since that time, 3’-deoxyadenosine has not been successfully developed or approved as a chemotherapy, but has shown potent anti-cancer activity in preclinical studies conducted by other companies and research institutions. Similar to our other ProTide products, NUC-7738 is designed to generate the active anti-cancer metabolites of 3’-deoxyadenosine directly inside cells, bypassing the resistance mechanisms of transportation, activation and breakdown. In a preclinical study, we examined the in vitro cytotoxic activity of NUC-7738 across a range of different human cancer cell lines, including leukemia, non-Hodgkin lymphoma, Hodgkin lymphoma, T-cell leukemia, multiple myeloma, pancreas, colon, liver and breast cancers, as compared with 3’-deoxyadenosine. NUC-7738 was found, in 16 of the 20 cell lines examined in this study, to be more potent than 3’-deoxyadenosine when comparing the concentrations of the respective compounds required to kill 50% of the cancer cells. In three leukemia cell lines, NUC-7738 was found to be more than 50-times more potent than 3’-deoxyadenosine based on the method of comparison described above.

3’-deoxyadenosine and its limitations

3’-deoxyadenosine must be converted to its active forms once inside the cancer cell. Similar to other nucleoside analogs such as gemcitabine, the rate-limiting step of activation requires the addition of a phosphate group, in this case by an enzyme called adenosine kinase, or AK. This phosphorylated form of 3’-deoxyadenosine, 3’-deoxyadenosine monophosphate (3’-dAMP), is subsequently converted into 3’-deoxyadenosine diphosphate (3’-dADP), which is then converted to 3’-deoxyadenosine triphosphate (3’-dATP). Each of these metabolites may have anti-cancer activity: 3’-dAMP may activate an enzyme called AMPK which may inhibit the mTOR pathway resulting in cancer cell death; 3’-dADP may inhibit platelet aggregation and reduce the formation of metastases and 3’-dATP may interfere with the stability of RNA by inhibiting the polyadenylation of RNA and it may also interfere with DNA replication by misincorporation into DNA.

Importantly, until 3’-deoxyadenosine is converted into 3- dAMP, it is subject to breakdown by adenosine deaminase, or ADA. We designed NUC-7738 to avoid breakdown by ADA and generate the active anti-cancer metabolites of  3’-dAMP, 3’-dADP and 3’-dATP inside cancer cells independent of AK and at significantly higher levels than achieved by 3’-deoxyadenosine.

Our Solution: NUC-7738

NUC-7738 is a ProTide of 3’-deoxyadenosine and is able to enter cells independently of nucleoside transporters. Once inside the cancer cell, it rapidly generates 3’-dAMP, independently of AK, which in turn is converted into 3’-dADP and 3’-dATP. Importantly, NUC-7738 is not a substrate for ADA and is therefore not broken down by this enzyme. These attributes result in significantly higher levels of 3’-dAMP, 3’-dADP and 3’-dATP inside cancer cells compared to cordycepin. As mentioned, each of these metabolites has been proposed to have anti-cancer activity and the higher levels observed with NUC-7738 exposure are likely to be responsible for the increased potency of NUC-7738 compared to 3’-deoxyadenosine in preclinical studies.

The metabolism of NUC-7738 compared to 3’-deoxyadenosine as described above is proposed in the following graphic.

NUC-7738 Development Strategy and Ongoing Clinical Trials

We are developing NUC-7738 for patients with either solid or hematological malignancies based on the broad activity seen with 3’-deoxyadenosine in preclinical studies. In March 2019, we opened a Phase 1 clinical trial, also known as NuTide:701 trial, in patients with solid tumors, and expect to expand this study to include patients with lymphomas. As of March 2020, ten patients had received NUC-7738 in the NuTide:701 trial and we expect to announce interim data in 2020.

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

As of February 14, 2020, we owned 452 granted patents (of which ten are U.S.-issued patents) and 360 pending patent applications (of which 20 are U.S. pending patent applications). Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include: Australia, Canada, China, Eurasia (in the form of a regional patent), Europe (in the form of a regional patent), Hong Kong, India, Israel, Japan, South Korea, Malaysia, Mexico, Philippines, Singapore and South Africa.

Acelarin

We own 91 granted patents covering the composition of matter of our Acelarin product candidate. The patent claims are directed to the Acelarin product candidate and to a genus around that candidate. Acelarin was originally formed as a mixture of two diastereoisomers, both of which are biologically active, and each of these composition of matter patents cover Acelarin both as a single diastereoisomer and as a mixture of diastereoisomers. The composition of matter patents for Acelarin have been granted in major territories, including United States, Europe and Japan. These granted patents are expected to expire in 2024, excluding any patent term adjustments and any patent term extensions.

Additionally, we own 85 granted patents, as well as 20 pending patent applications, directed towards Acelarin in single diastereoisomer form. The more soluble single diastereoisomer is being used for clinical development in our ongoing and planned upcoming clinical trials. A patent claiming the more soluble single diastereoisomer of Acelarin has been granted in the United States and Europe, and corresponding patent applications are pending in other major territories, including Japan. These granted patents and patents arising from the pending applications, if issued, are expected to expire in 2033 and 2035, excluding any patent term adjustments and any patent term extensions.

We own granted patents and patent applications covering formulations of Acelarin (including those used in the clinical trials), methods of making Acelarin (including as a single diastereoisomer), and specific uses of Acelarin, including the use of Acelarin in combination with carboplatin and Acelarin in combination with cisplatin. Patents claiming the clinical formulation of Acelarin have been granted in the United States and Europe. Patents arising from these pending applications have been filed in all major territories, including the United States, Europe and Japan and are expected to expire in 2035, 2036 and 2038, excluding any patent term adjustments and any patent term extensions.

NUC-3373

We own 58 granted patents and five pending applications covering the composition of matter of NUC-3373, a genus around NUC-3373 and specific uses of NUC-3373. Those patents were granted in major territories, including the United States, Europe and Japan. These granted patents and patents arising from the pending applications, if issued, are expected to expire in 2032, excluding any patent term adjustments and any patent term extensions.

We own patent applications covering formulations of NUC-3373 (including those used in the clinical trials), methods of making NUC-3373, and specific uses of NUC-3373. These patents and patents arising from these pending applications are expected to expire in 2036, 2037 and 2038 excluding any patent term adjustments and any patent term extensions.

NUC-7738

We own 46 granted patents and 19 pending applications covering the composition of matter of NUC-7738, a genus around NUC-7738 and specific uses of NUC-7738. The patent applications are pending in major territories, including the United States, Europe and Japan. A Notice of Allowance has been issued in the US in an application directed to NUC-7738 as a composition of matter. Patents directed to NUC-7738 have been granted in other major jurisdictions, including Europe.  These granted patents and patents arising from these pending applications, if issued, are expected to expire in 2035 excluding any patent term adjustments and any patent term extensions.

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

Collaboration and License Agreements

Cardiff University License

In August 2009, we entered into a research, collaboration and license agreement with Cardiff University and University College Cardiff Consultants Ltd., or Cardiff Consultants, which we refer to as the Cardiff Agreement. The Cardiff Agreement was renewed with an effective date of January 1, 2018 for an additional two years on substantially the same terms. In February 2020, we further amended the Cardiff Agreement to expire at the end of 2020, which amendment afforded us (at our sole discretion) an option to extend the expiration for one additional year until the end of 2021, and for further periods thereafter upon written agreement by the parties. Under the Cardiff Agreement, we collaborate with Cardiff University in the design, synthesis, characterization and evaluation of phosphoramidate prodrugs, which we refer to as ProTides, based on certain nucleosides. We are responsible for funding certain work performed by Cardiff University and making other payments, which totaled £292,607 in both 2018 and 2019 and which we expect will total approximately £175,000 in 2020. Cardiff University and Cardiff Consultants, which is a holder of intellectual property developed by Cardiff University, have assigned to us all rights in the results of the research under the Cardiff Agreement, and agreed not to undertake any research for any competing third party on nucleoside families of interest to us where such research would make use of ProTide-related intellectual property owned or controlled by Cardiff University as of the date of the Cardiff Agreement or which at any time thereafter becomes owned or controlled by Cardiff University, which we refer to as the Cardiff intellectual property, or to grant rights in the Cardiff intellectual property to any third party for use in connection with nucleosides of interest to us. The foregoing restrictions exclude the field of neurodegeneration for one specific nucleoside analog.

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

On our filing, or that of a sublicensee, of patent applications resulting from research under the Cardiff Agreement, we will owe Cardiff Consultants certain immaterial payments. If we or our sublicensees develop and commercialize a product resulting from such research, we will owe Cardiff Consultants clinical development milestone payments of up to £1,875,000, provided that such milestone payments are due only with respect to the first product within each nucleoside family to achieve the milestone. We will also owe Cardiff Consultants royalties equal to a low-single digit percentage on our sales of a product resulting from such research. Should we sublicense our right to commercialize a product resulting from the research, we will owe Cardiff Consultants a high-single digit percentage of payments received in consideration of the sublicense.

The Cardiff Agreement currently expires on December 31, 2020, subject to the extension periods agreed to in the February 2020 amendment. Upon expiration, we have the right to extend the period in which we may evaluate products for three months, and for a further three months in exchange for an additional payment. The Cardiff Agreement may also be terminated for an uncured material breach. Licenses to use the Cardiff intellectual property in the development and commercialization of products we have selected for commercialization, and related payment obligations, will survive expiration of the Cardiff Agreement, but not on termination for an uncured material breach.

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

Pharmaceutical product development in the United States typically involves the performance of preclinical laboratory and animal tests, the submission to the FDA of an IND which must become effective before clinical testing may commence, and adequate, well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

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

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time (including prior to its initiation in response to the original IND submission) or impose other sanctions if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The clinical trial protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, at each site where a clinical trial will be performed for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements or it may impose other conditions. An IRB must operate in compliance with FDA regulations.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. Phase 2 usually involves clinical trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance, and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 clinical trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 clinical trial with other confirmatory evidence may be sufficient in rare instances where the clinical trial is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity, or prevention of a disease with potentially serious outcome, and confirmation of the result in a second clinical trial would be practically or ethically impossible. In some cases, Phase 4 or post-approval clinical trials may be conducted after initial marketing approval to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow up. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of marketing approval for an NDA.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the drug product may begin in the United States. The NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee (for example, for FY2020 this application fee exceeds $2.9 million) and the manufacturer or sponsor of approved NDA is also subject to annual product and establishment user fees. These fees are typically increased annually.

This FDA review typically takes twelve months from the date the NDA is submitted to the FDA (for a standard review) and eight months from the date the NDA is submitted (for a “priority review”) because the FDA has approximately two months, or 60 days, after NDA submission to make a “filing” decision. The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has agreed to certain performance goals in the review of NDAs. For most applications involving first-in-kind molecular entities, FDA has ten months from the filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application with priority review. Priority review can be applied to drugs intended to treat a serious condition and that the FDA determines offer major advances in treatment by providing a significant improvement in safety or effectiveness, or that provide a treatment where no adequate therapy exists. The FDA does not always meet its PDUFA goal dates, and the review process for both standard and priority new drug applications may be extended by FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee, which is typically a panel made up of independent clinicians and other experts, for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it considers such recommendations when making final decisions on approval. The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan if it determines that a REMS is necessary to ensure that the benefits of the drug outweigh its risks and to assure the safe use of the drug or biological product. The REMS plan could include medication guides, physician communication plans, assessment plans and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools. The FDA determines the requirement for a REMS, as well as the specific REMS provisions, on a case-by-case basis. If the FDA concludes a REMS plan is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve an NDA without a REMS, if required.

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

The approval process is lengthy and often difficult, and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information.  On the basis of the FDA’s evaluations of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with the submission of this additional information, however, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

An NDA approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications as described in the application. Further, depending on the specific risk(s) to be addressed, the FDA may require that contraindications, warnings or precautions be included in the product labeling, require that post-approval trials, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the drug. Moreover, the FDA may prevent or limit further marketing of a product based on the results of post-marketing trials or surveillance programs. Once granted, product approvals may be withdrawn if compliance with regulatory requirements is not maintained or problems are identified following initial marketing or any time thereafter, and certain types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval

Disclosure of Clinical Trial Information

Sponsors of clinical trials of certain FDA-regulated products, including prescription drugs, are required to register and disclose certain clinical trial information within specific timeframes on a public website maintained by the U.S. National Institutes of Health called ClinicalTrials.gov. Information related to the product, patient population, phase of investigation, clinical trial sites and investigator, and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Sponsors are also obligated to disclose the results of these clinical trials after completion if the product candidate is ultimately approved, and disclosure of the results of these clinical trials will be delayed until such approval. Competitors may use this publicly-available information to gain knowledge regarding the design and progress of our development programs.

The Hatch-Waxman Act

Orange Book Listing. In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. FDA-approved drugs identified in the Orange Book (often called reference listed drugs or listed drugs) can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA, or by other follow-on product developers in support of a 505(b)(2) NDA, which relies in part on previous FDA findings of safety and effectiveness for one or more approved drug products, among other possible supporting information. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required or allowed to conduct, or submit results of, preclinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug. In contrast, the 505(b)(2) regulatory pathway does not preclude the possibility that a follow-on applicant would need to conduct additional clinical trials or preclinical studies; for example, they may be seeking approval to market a previously approved drug for new indications or for a new patient population that would require new clinical data to demonstrate safety or effectiveness.

Any ANDA or 505(b)(2) NDA applicant is required to certify to the FDA concerning any patents listed in the FDA’s Orange Book for the NDA-approved drug product on which it is relying (in whole or in part). Specifically, the follow-on applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. An ANDA applicant may also elect to submit a section viii statement, certifying that its proposed ANDA label does not contain or carve out any language regarding the patented method-of-use, rather than certify to a listed method-of-use patent.

If the follow-on applicant does not challenge the listed patents, the ANDA or 505(b)(2) application will not be approved until all the listed patents claiming the referenced drug have expired. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA or 505(b)(2) applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the follow-on application has been accepted for filing by the FDA. The referenced NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA or 505(b)(2) NDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA or 505(b)(2) applicant.

An ANDA or 505(b)(2) application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

Exclusivity. Upon NDA approval of a new chemical entity, or NCE, which is a drug that contains no active moiety that has been previously approved by the FDA in any other NDA, the NCE receives five years of marketing exclusivity during which time the FDA cannot receive any ANDA or 505(b)(2) NDA seeking approval of a generic or follow-on version of that drug if the follow-on applicant does not own or have a legal right of reference to all the data required for approval.

However, an ANDA or 505(b)(2) NDA may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book for the reference drug, there may not be a Paragraph IV certification, in which case no ANDA or 505(b)(2) NDA may be filed before the expiration of the exclusivity period attached to the referenced NDA product.

The FD&C Act also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full traditional NDA filed under Section 505(b)(1) of the FD&C Act. However, an applicant submitting a full traditional NDA would be required to either conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

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

For patents that might expire during the application review phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the USPTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

Post-Marketing Requirements

Once an NDA is approved, the manufacturer and the new drug product will be subject to continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting of adverse experiences, and complying with promotion and advertising requirements, which include restrictions on promoting approved drugs for unapproved uses or patient populations (known as “off-label use”). The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may market their drugs only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Prescription drug promotional materials also must be submitted to the FDA in conjunction with their first use. Further, changes to some of the conditions established in an approved application, including changes in indications, labeling, or certain manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA, in addition to annual marketing reports specific to each NDA. The FDA also may require post-marketing testing, sometimes called Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product.

In addition, quality-control, drug manufacture, packaging, and labeling procedures, among other things, must continue to conform to cGMP after approval. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production, quality control and recordkeeping to maintain compliance with cGMP. Regulatory authorities may impose a range of enforcement actions, including bringing a seizure and injunction in court, withdraw product approvals or request a product recall if a company fails to comply with cGMP requirements, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved NDA, including recall.

Once an approval or clearance of a drug is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•	fines, warning letters or other enforcement-related letters or clinical holds on post-approval clinical trials;
•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;
•	product seizure or detention, or refusal to permit the import or export of products;
•	injunctions or the imposition of civil or criminal penalties; and
•

consent decrees, corporate integrity agreements, debarment, or exclusion from federal health care programs; or mandated modification of promotional materials and labeling and the issuance of corrective information.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have promoted off-label uses may be subject to significant liability.

Pediatric Information and Pediatric Exclusivity

Under the Pediatric Research Equity Act, or PREA, amendments to the FD&C Act, NDAs or supplements to NDAs must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The Food and Drug Administration Safety and Innovation Act, or FDASIA, enacted in 2012, made permanent PREA to require that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials or other clinical development programs. The FDA may grant full or partial waivers, or deferrals, for submission of pediatric data.

In addition, pediatric exclusivity is another type of non-patent marketing exclusivity available in the United States that, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity or listed patents. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a Written Request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application. The issuance of a Written Request does not require the sponsor to undertake the described studies.

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

Expedited Development and Review Programs

The FDA is authorized to designate certain products for expedited development or review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, breakthrough therapy designation and priority review designation. Even if a drug qualifies for one or more of these expedited development and review programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will not be shortened, and the designation may be withdrawn.

To be eligible for a Fast Track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need by providing a therapy where none exists or a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides opportunities for more frequent interactions with the FDA review team to expedite development and review of the product. The FDA may also review sections of the NDA for a Fast Track product on a rolling basis before the complete application is submitted, if the sponsor and the FDA agree on a schedule for the submission of the application sections, and the sponsor pays any required user fees upon submission of the first section of the NDA. The request may be made at the time of IND submission and generally no later than the pre-NDA meeting. The FDA will respond within 60 calendar days of receipt of the request.

Priority review, which is requested at the time of NDA submission, is designed to give drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists an initial review within six months as compared to a standard review time of ten months (starting from the date of filing for a new molecular entity, or NME, or from the date of receipt for a non-NME application). The FDA determines on a case-by-case basis whether the proposed drug represents a significant improvement in treatment, prevention or diagnosis of disease when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall agency attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action under its PDUFA agreements.

In addition, with the enactment of FDASIA in 2012, Congress created a new regulatory program for product candidates designated by FDA as “breakthrough therapies” upon a request made by the IND sponsors. A Breakthrough Therapy designation is designed to expedite the development and review of drugs that are intended to treat, alone or in combination with another therapy, a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on one or more clinically significant endpoints. A sponsor may request Breakthrough Therapy designation at the time that the IND is submitted, or no later than at the end-of-Phase 2 meeting. The FDA will respond to a Breakthrough Therapy designation request within 60 days of receipt of the request. A drug that receives Breakthrough Therapy designation is eligible for all fast track designation features, intensive guidance on an efficient drug development program, beginning as early as Phase 1 and commitment from the FDA involving senior managers.

Fast track designation, breakthrough therapy designation and priority review do not change the standards for approval and may not ultimately expedite the development or NDA approval process.

Accelerated Approval

Products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval from the FDA and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a drug or biologic when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Discussions with the FDA about the feasibility of an accelerated approval typically begin early in the development of the drug in order to identify, among other things, an appropriate endpoint. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform post-marketing clinical trials to verify and describe the predicted effect on IMM or other clinical endpoint, and the product may be subject to expedited withdrawal procedures. Drugs and biologics granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval when the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate long-term clinical benefit of a drug.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a drug, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. For example, accelerated approval has been used extensively in the development and approval of drugs for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large clinical trials to demonstrate a clinical or survival benefit.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to confirm the predicted clinical benefit of the product during post-marketing studies, would allow the FDA to withdraw approval of the drug. All promotional materials for product candidates being considered and approved under the accelerated approval program are subject to prior review by the FDA.

Regulation of Companion Diagnostic Devices

If we decide that a diagnostic test would provide useful information for patient selection following commercialization of our future drug products or if the FDA requires us to develop such a test and to include screening requirements in the prescribing information for our future approved drug products, we may work with a collaborator to develop an in vitro diagnostic, or companion test. The FDA regulates in vitro  diagnostic tests as medical devices, and the type of regulation to which such a test will be subjected will depend in part on a risk assessment by the FDA as well as a determination of whether the test is intended to yield results that would be helpful for prescribers to know versus results that the FDA or we believe are necessary for the safe and effective use of our drugs under development.

Companion diagnostics and complementary diagnostics can identify patients who are most likely to benefit from a particular therapeutic product; identify patients likely to be at increased risk for serious side effects as a result of treatment with a particular therapeutic product; or monitor response to treatment with a particular therapeutic product for the purpose of adjusting treatment to achieve improved safety or effectiveness. Companion diagnostics and complementary diagnostics are regulated as medical devices by the FDA. The level of risk associated with a new diagnostic test combined with available controls to mitigate risk determines whether a companion diagnostic device requires Premarket Approval (PMA) from the FDA or if it can be cleared by the agency through the 510(k) premarket notification process based on a showing of substantial equivalence to a commercially available device. The use of an IVD companion diagnostic device with a therapeutic product will be stipulated in the instructions for use in the labeling of both the diagnostic device and the corresponding therapeutic product, including the labeling of any generic equivalents of the therapeutic product. For a novel therapeutic product for which a companion diagnostic device is essential for the safe and effective use of the product, the FDA expects that the therapeutic sponsor will address the need for an approved or cleared IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding companion diagnostic will be developed contemporaneously, such that the companion diagnostic device is PMA-approved or 510(k)-cleared contemporaneously with the therapeutic product.

Europe/Rest of World Government Regulation

In addition to regulations in the United States, we are and will be subject, either directly or through our distribution partners, to a variety of regulations in other jurisdictions governing, among other things, clinical trials and commercial sales and distribution of our products, if approved.

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in non-U.S. countries prior to the commencement of clinical trials or marketing of the product in those countries. Moreover, the time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others. It is also not yet clear how the United Kingdom’s withdrawal from the European Union will affect the approval of medicinal products in the UK.

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

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval from the FDA. Sales of any of our product candidates, if approved, will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government healthcare programs such as Medicare and Medicaid, and private payors, such as commercial health insurers and managed care organizations. Third-party payors determine which drugs they will cover and the amount of reimbursement they will provide for a covered drug. In the United States, there is no uniform system among payors for making coverage and reimbursement decisions. In addition, the process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication.

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

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products for branded prescription drugs. For example, in the United States, the ACA contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs, and both the 116th Congress and the Trump Administration have proposed new legislation and executive agency policies aiming to reduce U.S. pharmaceutical product prices in a variety of ways.  Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit future payments for our products.

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

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of our product candidate to currently available therapies (so called health technology assessment, or HTA) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Other member states allow companies to fix their own prices for drug products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to by significantly lower.

Other U.S. Healthcare Laws and Regulations

Physicians, other healthcare providers, and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Although we currently do not have any products on the market, our current and future business operations are and will be subject to various U.S. federal and state and other foreign fraud and abuse laws and other healthcare laws and regulations. These laws and regulations may impact, among other things, our arrangements with third-party payors, healthcare professionals who participate in our clinical research programs, healthcare professionals and others who purchase, recommend or prescribe our approved products, and our proposed sales, marketing, distribution, and education programs. The U.S. federal and state healthcare laws and regulations that may affect our ability to operate include:

•

the federal Anti-Kickback Statute, which prohibits persons from, among other things, knowingly and willfully soliciting, offering, receiving, offering or paying anything of value, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federally funded healthcare programs, such as Medicare and Medicaid;

•

the federal civil and criminal false claims laws, including, without limitation, the federal civil monetary penalties law and the civil False Claims Act (which can be enforced by private citizens through  qui tam  actions), which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal funds, and knowingly making, or causing to be made, a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing or attempting to execute a scheme to defraud any healthcare benefit program and prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

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

•

the federal transparency requirements under the Physician Payments Sunshine Act, created under the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or CHIP to report, on an annual basis, to HHS information related to payments and other transfers of value provided to physicians, teaching hospitals and certain advanced non-physician health care practitioners and physician ownership and investment interests; and

•

analogous state laws and regulations, such as state anti-kickback and false claims laws, that impose similar restrictions and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other health care providers; and state health information privacy and data breach notification laws, which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

If our product candidates are approved in the United States, we will be required to spend substantial time and money to ensure that our business arrangements with third parties comply with applicable healthcare laws and regulations. In the United States, healthcare reform legislation has strengthened these federal and state healthcare laws. For example, the ACA amended the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes to clarify that liability under these statutes does not require a person or entity to have actual knowledge of the statutes or a specific intent to violate them. Moreover, the ACA provided that the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

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

Healthcare Reform in the U.S. and Potential Changes to Health Care Laws

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and devices and to spur innovation, but its ultimate implementation is uncertain. In addition, in August 2017, the FDA Reauthorization Act was signed into law, which reauthorized the FDA’s user fee programs and included additional drug and device provisions that build on the Cures Act. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we otherwise may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

A primary trend in the U.S. health care industry and elsewhere is cost containment. We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs. For example, in March 2010, the Patient Protection and Affordable Care Act, ACA, which, among other things, the ACA increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans; imposed mandatory discounts for certain Medicare Part D beneficiaries as a condition for manufacturers’ outpatient drugs coverage under Medicare Part D; and established a Center for Medicare Innovation at the US Centers for Medicare and Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Both Congress and the President have indicated that they may continue to seek to modify, repeal or otherwise invalidate all, or certain provisions of, the ACA, and as a result certain sections of the ACA have not been fully implemented or were effectively repealed.  For example, the Tax Cuts and Jobs Act, enacted by Congress in 2017, among other things, removed penalties for not complying with the ACA’s individual mandate to carry health insurance. In December 2019, the Fifth Circuit Court of Appeals upheld a district court’s finding that the individual mandate in the ACA is unconstitutional following removal of the penalty provision from the law. However, the Fifth Circuit reversed and remanded the case to the district court to determine if other reforms enacted as part of the ACA but not specifically related to the individual mandate or health insurance could be severed from the rest of the ACA so as not to have the law declared invalid in its entirety. It is unclear how this decision, subsequent appeals including potentially to the U.S. Supreme Court, and other efforts to repeal and replace the ACA will affect the implementation of that law and our business.

In addition, other federal health reform measures have been proposed and adopted in the United States since the ACA that affect health care expenditures. There has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which have resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, contain the cost of drugs, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Under the Trump Administration’s Safe Importation Plan, at the end of December 2019, the FDA issued a notice of proposed rulemaking to establish a system whereby state governmental entities could lawfully import and distribute prescription drugs sourced from Canada, although the impact of such future programs is uncertain. Legally mandated price controls on payment amounts by third-party payors or other restrictions could also compromise our ability to profitably commercialize any of our product candidates, if approved for marketing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize any of our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most E.U. member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. It is also not yet clear how the United Kingdom’s withdrawal from the European Union, or BREXIT, will affect the approval, distribution and marketing of medicinal products in the UK.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. We expect that additional state and federal health care reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for health care products and services, including prescription pharmaceuticals.

Legal Proceedings

From time to time, we may be party to litigation that arises in the ordinary course of our business. We do not have any pending litigation that, separately or in the aggregate, would, in the opinion of management, have a material adverse effect on our results of operations, financial condition or cash flows.

C.	Organizational Structure

The following is a list of our significant subsidiaries:

Name of undertaking	Country of registration	Activity	Percent holding
NuCana, Inc.	United States	Biotechnology Research and Development	100
NuCana BioMed Trustee Company Limited	Scotland	Employee Benefit Trust	100

D.	Property, Plant and Equipment

Type	Location	Size (sq ft)	Expiry
Executive office	Edinburgh, United Kingdom	7,785	August 14, 2022
Executive office	Edinburgh, United Kingdom	4,236	December 5, 2024
Executive office	Newton, MA, United States	312	December 31, 2020

All of our property is leased.  We believe that our office facilities are sufficient to meet our current needs.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

•	fees paid to consultants and other third parties who support our product candidate development;
•	other costs incurred in seeking regulatory approval of our product candidates; and
•	payments under our license agreements.

The successful development of our ProTides is highly uncertain. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, we expect research and development costs to increase significantly for the foreseeable future as programs progress. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. We are also unable to predict when, if ever, material net cash inflows will commence from our product candidates to offset these expenses. Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion.

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

We track research and development expenses on a program-by-program basis for both clinical-stage and preclinical product candidates. Manufacturing and nonclinical research and development expenses are assigned or allocated to individual product candidates, where appropriate.

Administrative Expenses. Administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, bonuses, benefits and share-based payment expense. Other administrative expenses include office related costs, professional fees and costs of our information systems. We anticipate that our administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also incur expenses as a public company, including expenses related to compliance with the rules and regulations of the SEC and The Nasdaq Global Select Market, additional insurance expenses, and expenses related to investor relations activities and other administrative and professional services.

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

Income Tax Credit

We are subject to corporate taxation in the United Kingdom and our wholly owned U.S. subsidiary, NuCana, Inc., is subject to corporate taxation in the United States. Due to the nature of our business, we have generated losses since inception in the United Kingdom. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and in the United States, and income tax payable in the United States. To date, we have not been, and we do not expect to be, materially impacted by the Tax Cuts and Jobs Act (TCJA) tax reform legislation signed into law in the United States in December 2017.

As a company that carries out extensive research and development activities, we benefit from the U.K. and U.S. research and development tax credit regimes. In the United Kingdom, we are able to surrender some of our losses for a cash rebate of up to 33.35% of eligible expenditures on qualifying research and development projects. In the United States, we are able to offset the research and development credits against corporation tax payable. Qualifying expenditures in the United Kingdom largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. In the United Kingdom, where we receive the larger proportion of the research and development credit, certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits in the United Kingdom in the future under the current research and development tax credit scheme because we may no longer qualify as a small or medium-sized company. However, we may be able to file under a large company scheme.

Unsurrendered tax losses are carried forward to be offset against future taxable profits. After accounting for tax credits receivable, there were accumulated tax losses for carry forward in the United Kingdom of £32.2 million as of December 31, 2019. There were also temporary differences on share-based compensation arrangements of £14.2 million. No deferred tax asset is recognized in respect of accumulated tax losses or temporary differences on share-based compensation arrangements because future profits are not sufficiently certain.

In the event we generate revenues in the future, we may benefit from the “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The rate of tax for relevant streams of revenue for companies receiving this relief is currently 10%.

Results of Operations

Comparison of Year Ended December 31, 2018 and 2019

The following table summarizes the results of our operations for the years ended December 31, 2018 and 2019.

	Year ended December 31,
	2019	2018
	(in thousands)
Research and development expenses	£(19,728)	£(16,846)
Administrative expenses	(5,953)	(5,184)
Net foreign exchange (losses) gains	(1,019)	2,902
Operating loss	(26,700)	(19,128)
Finance income	1,049	1,065
Loss before tax	(25,651)	(18,063)
Income tax credit	4,239	4,223
Loss for the year	(21,412)	(13,840)
Other comprehensive (expense) income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(11)	12
Total comprehensive loss for the year	£(21,423)	£(13,828)

Research and Development Expenses

Research and development expenses were £19.7 million for the year ended December 31, 2019 as compared to £16.8 million for the year ended December 31, 2018, an increase of £2.9 million. The increase resulted primarily from higher expenses incurred related to clinical trials of £8.6 million in 2019, compared with £5.0 million in 2018. Nonclinical and patent costs increased by £0.9 million in 2019 as compared to 2018. Other research and development costs increased in 2019 by £1.7 million primarily due to higher personnel costs and share-based payment expenses incurred during the year. The total increase in research and development expenses was partially offset by lower manufacturing costs of £2.1 million in 2019 compared with £5.4 million in 2018, representing a decrease of £3.3 million.  The following table gives a breakdown of the research and development costs incurred by product for the years ended December 31, 2018 and 2019:

	Year ended December 31,
	2019	2018
	(unaudited) (in thousands)
Acelarin	£10,179	£8,239
NUC-3373	5,355	4,903
NUC-7738	1,743	1,198
Other	2,451	2,506
	£19,728	£16,846

Administrative Expenses

Administrative expenses were £6.0 million for the year ended December 31, 2019 as compared to £5.2 million for the year ended December 31, 2018, an increase of £0.8 million. The increase was primarily related to higher amortization and depreciation (including the depreciation of right of use lease assets from January 2019), insurance, personnel costs and share-based payment expenses, partially offset by lower professional fees.

Net Foreign Exchange (Losses) Gains

For the year ended December 31, 2019, we reported a net foreign exchange loss of £1.0 million as compared to a net foreign exchange gain of £2.9 million for the year ended December 31, 2018. In the year ended December 31, 2019, the loss arose from cash balances held in U.S. dollars and the U.S. dollar depreciating relative to the U.K. pound sterling.  Conversely, in the year ended December 31, 2018, the gain arose from cash balances held in U.S. dollars and the U.S. dollar appreciating relative to the U.K. pound sterling.

Finance Income

Finance income represents bank interest and was £1.0 million for the year ended December 31, 2019 and £1.1 million for the year ended December 31, 2018.

Income Tax Credit

The income tax credit, which is largely comprised of research and development credits, amounted to £4.2 million for the year ended December 31, 2019 and £4.2 million for the year ended December 31, 2018.

In the United Kingdom, research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses. Although there was an increase in research and development expenditure in 2019 as compared with 2018, there was a disproportionate increase in eligible subcontracted research and development costs, which attracts a lower rate of cash rebate, relative to the total qualifying research and development expenditures.

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

Recognition of Clinical Trial Expenses

As part of the process of preparing our consolidated financial statements, we may be required to estimate accrued or prepaid expenses related to our clinical trials. In order to obtain reasonable estimates, we review open contracts and master service agreements. In addition, we communicate with applicable personnel in order to identify services that have been performed, but for which we have not yet been invoiced, and services not yet performed for which we have been invoiced in advance. In most cases, our vendors provide us with monthly invoices in arrears for services performed. We confirm our estimates with these vendors and make adjustments as needed. The following are examples of our accrued expenses:

•	fees paid to CROs for services performed on clinical trials; and
•	pass-through costs for activities at clinical trial investigator sites.

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

As a privately held company prior to completing our IPO, our share price does not have sufficient historical volatility for us to adequately assess the fair value of the share option grants. As a result, our management considered the historical volatility of other comparable publicly traded companies and, based on this analysis, concluded that a volatility range of 69.05% to 70.14% in 2019 (2018: 60.06% to 68.14%; 2017: 66.56% to 67.11%) was appropriate for the valuation of our share options. We intend to continue to consistently apply this methodology using the same comparable companies until a sufficient amount of historical information regarding the volatility of our own share price as a public company becomes available.

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

During 2017, we issued share options on May 16, September 13, September 14, September 15 and September 27.  We made contemporaneous estimates of the valuation of the share price using the same methodology described below for those options issued between May and September 15, updated for pricing of initial public offerings completed by clinical stage oncology companies between April 2015 and June 2017.

During 2018, we issued share options on April 11, May 8, and August 14.  The fair value of these share options has been calculated using the Black-Scholes option pricing model.

During 2019, we issued share options on March 13, May 15, and September 11.  The fair value of these share options has been calculated using the Black-Scholes option pricing model.

The following table summarizes, by grant date, the number of ordinary shares subject to options granted between January 1, 2017 and December 31, 2019, the per share purchase or exercise prices, the fair value of the ordinary shares on the dates of grant, and the estimated fair value per option utilized to calculate share-based payment expense.

Grant date	Number of options granted	Exercise price per share	Fair value of ordinary share at grant date	Estimated fair value per option
May 16, 2017	23,250	£4.00	£11.08	£7.70
Sep 13, 2017	14,690	£5.40	£10.43	£6.15
Sep 14, 2017	25,000	£5.40	£10.34	£6.08
Sep 14, 2017	110,310	£5.40	£10.34	£6.08
Sep 14, 2017	12,500	£5.40	£10.34	£6.08
Sep 14, 2017	25,000	£10.80	£10.34	£3.90
Sep 15, 2017	45,750	£4.00	£10.15	£6.76
Sep 15, 2017	1,028,533	£0.04	£10.15	£10.11
Sep 27, 2017	37,500	£11.19	£11.19	£4.36
Sep 27, 2017	178,282	£11.19	£11.19	£4.36
Apr 11, 2018	10,000	£17.51	£17.51	£8.97
Apr 11, 2018	10,000	£17.51	£17.51	£8.97
Apr 11, 2018	37,500	£17.51	£17.51	£8.97
Apr 11, 2018	10,000	£17.51	£17.51	£8.97
Apr 11, 2018	4,000	£17.51	£17.51	£8.97
Apr 11, 2018	7,500	£0.16	£17.51	£17.35
May 8, 2018	10,000	£16.57	£16.57	£8.63
May 8, 2018	10,000	£16.57	£16.57	£8.63
May 8, 2018	21,000	£16.57	£16.57	£8.63
May 8, 2018	21,000	£16.57	£16.57	£8.63
Aug 14, 2018	40,000	£18.05	£18.05	£9.65
Aug 14, 2018	37,500	£18.05	£18.05	£9.65
Aug 14, 2018	15,000	£18.05	£18.05	£9.65
Aug 14, 2018	10,000	£18.05	£18.05	£9.65
Aug 14, 2018	10,000	£18.05	£18.05	£9.65
Mar 13, 2019	37,500	£10.13	£10.13	£5.46
Mar 13, 2019	10,000	£10.13	£10.13	£5.46
Mar 13, 2019	15,000	£10.13	£10.13	£5.46
Mar 13, 2019	2,000	£10.13	£10.13	£5.46
Mar 13, 2019	30,164	£10.13	£10.13	£5.46
Mar 13, 2019	7,336	£10.13	£10.13	£5.46
Mar 13, 2019	18,750	£10.13	£10.13	£5.46
May 15, 2019	428,600	£11.26	£11.26	£6.07
May 15, 2019	60,000	£11.26	£11.26	£6.07
May 15, 2019	25,000	£11.26	£11.26	£6.07
May 15, 2019	25,000	£11.26	£11.26	£6.07
May 15, 2019	20,000	£11.26	£11.26	£6.07
May 15, 2019	25,000	£11.26	£11.26	£6.07
May 15, 2019	25,000	£11.26	£11.26	£6.07
May 15, 2019	10,000	£11.26	£11.26	£6.07
May 15, 2019	25,000	£11.26	£11.26	£6.07
May 15, 2019	100,000	£11.26	£11.26	£6.07
May 15, 2019	25,000	£11.26	£11.26	£6.07
May 15, 2019	25,000	£11.26	£11.26	£6.07
May 15, 2019	148,800	£11.26	£11.26	£6.07
May 15, 2019	25,000	£11.26	£11.26	£6.07
Sept 11, 2019	50,000	£7.79	£7.79	£4.22
Sept 11, 2019	30,000	£7.79	£7.79	£4.22
Sept 11, 2019	4,000	£7.79	£7.79	£4.22
Sept 11, 2019	20,000	£7.79	£7.79	£4.22
Sept 11, 2019	10,000	£7.79	£7.79	£4.22

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
•

the market performance of publicly traded companies in the life sciences and biotechnology sectors; and the likelihood of achieving a liquidity event for the holders of our ordinary shares, such as an IPO, given prevailing market conditions.

During 2017, we issued share options on May 16, September 13, September 14, September 15 and September 27.  We made contemporaneous estimates of the valuation of the share price using the same methodology described above for those options issued between May and September 15, updated for pricing of initial public offerings completed by clinical stage oncology companies between April 2015 and June 2017.

Deferred Tax and Current Tax Credits

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognized in the statement of operations, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax is the expected tax payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. In the U.K., tax credits are accrued for the year based on calculations that conform to the U.K. research and development tax credit regime applicable to small and medium-sized companies, which enables us to surrender some of our losses for a cash rebate of up to 33.35% of eligible expenditures on qualifying research and development projects. We may not be able to continue to claim research and development tax credits in the future under the current research and development tax credit scheme because we may no longer qualify under the thresholds for a small or medium-sized company. However, we may be able to file a claim under a large company scheme. In the U.S., the research and development credits are offset against corporation tax payable. Such credits are accounted for within the tax provision, in the year in which the expenditures are incurred.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which any tax losses carried forward and temporary differences can be utilized. No deferred tax asset has been recognized in the U.K. in respect of tax losses carried forward or temporary differences on share-based compensation arrangements on the basis that future profits are not sufficiently certain. The U.S. deferred tax asset, which relates to research and development tax credits, has been recognized to the extent that management consider that adequate future taxable profits will be available to realize the deferred tax asset.

Recent Accounting Pronouncements

The International Accounting Standards Board, or IASB, and International Financial Reporting Interpretations Committee, or IFRIC, have issued the following standards and amendments with an effective date after December 31, 2019.

Effective Date
Amendments to References to the Conceptual Framework in IFRS Standards	January 1, 2020
Amendments to IFRS 3 – Definition of a Business	January 1, 2020
Amendments to IFRS 9, IAS 39, and IFRS 7 – Interest Rate Benchmark Reform	January 1, 2020
Amendments to IAS 1 and IAS 8 – Definition of Material	January 1, 2020
IFRS 17 Insurance Contracts	January 1, 2021
Amendments to IFRS 4 – Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	January 1, 2021
Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current	January 1, 2022

We have reviewed and considered that the above standards and amendments either do not apply to us or will not have a material impact in future periods.

See Note 2 “Significant Accounting Policies” of the notes to our audited consolidated financial statements for the year ended December 31, 2019 included elsewhere in this Annual Report for more information.

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

Cash Flows

The following table summarizes the results of our cash flows for the years ended December 31, 2018 and 2019.

	Year ended December 31,
	2019	2018
	(in thousands)
Net cash used in operating activities	£(23,833)	£(12,224)
Net cash used in investing activities	(145)	(651)
Net cash (used in) from financing activities	(47)	207
Net decrease in cash and cash equivalents	£(24,025)	£(12,668)

Operating activities.

The net cash used in operating activities was £23.8 million in 2019 as compared to £12.2 million in 2018, reflecting a net increase in cash outflows of £11.6 million. Tax refunds of £4.2 million were received in 2018 with no similar cash inflow recorded in 2019. In addition, working capital outflows were £5.6 million higher in 2019 compared with 2018, partly due to an increase in prepayments, and operating loss cash flows were higher by £1.8 million in 2019, primarily reflecting higher research and development costs.

Investing activities. Net cash used in investing activities decreased by £0.5 million in 2019 as compared with 2018. Interest received in 2019 was £1.1 million compared with £1.0 million in 2018, reflecting an increase of £0.1 million. In 2019, cash used to acquire property, plant and equipment was lower by £0.2 million than in 2018, and cash used to acquire intangible assets was also £0.2 million lower.

Financing activities. The net cash used in financing activities was £47,000 in 2019 as compared to £0.2 million cash from financing activities in 2018. In 2019 net payments for lease liabilities and lease incentives amounted to £0.2 million reflecting the adoption of IFRS 16 on January 1, 2019. In 2019, receipts from the exercise of share options were £0.1 million which compares to £0.2 million in 2018.

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

Additionally, as a public company, we incur significant audit, legal and other expenses that we did not incur as a private company. We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, into the second half of 2021.

Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our clinical trials, preclinical programs and other related activities;
•	the extent of success in our early preclinical and clinical stage research programs, which will determine the amount of funding required to further the development of our product candidates;
•	the progress that we make in developing new product candidates based on our proprietary ProTide technology;
•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;
•	the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;
•	the outcome, timing and cost of regulatory approvals of our ProTide product candidates;
•	the cost and timing of establishing sales, marketing and distribution capabilities;
•	the costs associated with hiring additional skilled employees to support our continued growth and the related costs of leasing additional office space; and
•	developments related to the coronavirus and its impact on the costs and timing associated with the conduct of our clinical trials, preclinical programs and other related activities.
C.	Research and Development, Patents and Licenses, etc.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual lease commitments and obligations as of December 31, 2019.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Operating lease obligations	£860	£293	£400	£167	—
Total	£860	£293	£400	£167	—

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

G.	Safe Harbor

See the section titled “Information Regarding Forward-Looking Statements” at the beginning of this Annual Report.

Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and directors:

Name	Age	Position
Executive Officers
Hugh Griffith	52	Chief Executive Officer and Director
Christopher Wood	74	Chairman and Chief Medical Officer
Donald Munoz	51	Chief Financial Officer
Non-Executive Directors
Isaac Cheng(1)	44	Non-Executive Director
James Healy	55	Non-Executive Director
Martin Mellish	62	Non-Executive Director
Rafaèle Tordjman	50	Non-Executive Director
Adam George	50	Non-Executive Director
Cyrille Leperlier	66	Non-Executive Director

(1) Dr. Cheng will no longer be serving as a member of our board of directors as of March 11, 2020.

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

Non-Executive Directors

Rafaèle Tordjman has served as a member of our board of directors since November 2011. Dr. Tordjman currently serves as Chief Executive Officer and Investor of Jeito Capital, which she founded in May 2018. From February 2017 to August 2017, Dr. Tordjman was a Special Advisor at Sofinnova Partners, an independent venture capital firm based in Paris, where she specialized in life sciences investments. She joined Sofinnova Partners in 2001 and served as a Managing Partner from January 2011 to February 2017. Dr. Tordjman currently serves as a director of ObsEva SA, a Nasdaq-listed biopharmaceutical company, and has previously served as a director of several biopharmaceutical or biotechnology companies, including: Lysogene, Ascendis Pharma A/S, DBV Technologies S.A., Medtronic CoreValve LLC and Flexion Therapeutics, Inc. Previously, Dr. Tordjman was a research scientist at the Institut National de la Santé et de la Recherche Médicale (INSERM) in Cochin Hospital, Paris, France. Before joining INSERM, Dr. Tordjman was a medical doctor specializing in clinical hematology and internal medicine. Dr. Tordjman received a Ph.D. with high honors in hematopoiesis and angiogenesis, and a post-doctoral fellowship in immunology, from the University Paris VII. Dr. Tordjman received an M.D. and fellowship in hematology and internal medicine from the Paris University Hospitals. We believe that Dr. Tordjman possesses specific attributes that qualify her to serve as a member of our board of directors, including her medical background, clinical and research experience, and industry knowledge.

James Healy has been a General Partner of Sofinnova Investments (formerly Sofinnova Ventures), a venture capital firm, since June 2000. Prior to June 2000, Dr. Healy held various positions at Sanderling Ventures, Bayer Healthcare Pharmaceuticals (as successor to Miles Laboratories) and ISTA Pharmaceuticals, Inc. Dr. Healy is currently on the board of directors of Ascendis Pharma A/S (Nasdaq: ASND), Coherus BioSciences, Inc. (Nasdaq: CHRS), Iterum Therapeutics plc (Nasdaq: ITRM), NuCana plc (NASDAQ:  NCNA), Karuna Therapeutics, Inc. (Nasdaq: KRTX), Natera, Inc. (Nasdaq: NTRA), ObsEva SA (Nasdaq: OBSV), Y-mAbs Therapeutics, Inc. (Nasdaq:YMAB) and two private companies. Previously, he served as a board member of Amarin Corporation, Auris Medical Holding AG, Edge Therapeutics, Inc., Hyperion Therapeutics, Inc., InterMune, Inc., Anthera Pharmaceuticals, Inc., Durata Therapeutics, Inc., CoTherix, Inc., Movetis NV and several private companies. In 2011, Dr. Healy won the IBF Risk Innovator Award and was named as one of the industry’s top leading Life Science investors in 2013 by Forbes Magazine. Dr. Healy holds an M.D. and a Ph.D. in Immunology from Stanford University School of Medicine and holds a B.A. in Molecular Biology and a B.A. in Scandinavian Studies from the University of California, Berkeley. He was previously a Director on the Board of the National Venture Capital Association (NVCA) and the Board of the Biotechnology Industry Organization (BIO). We believe that Dr. Healy possesses specific attributes that qualify him to serve as a member of our board of directors, including extensive experience in biomedical research, development and finance.

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

Martin Mellish has served as a member of our board of directors since December 2009. Since 1994, Mr. Mellish has served as Managing Director of Aspen Advisory Services Ltd., a London-based office responsible for the administration of investments in North America, Europe and Asia. Mr. Mellish serves as a non-executive director of Kensington Green (Management) Limited, a real estate management company, Levitronix Technologies LLC, a technology company, Alturki Holding, an industrial investment and development holding company, Saudi Readymix Construction Company (SRMCC), a building materials company, MicroVax LLC, a biotechnology company, Omnicyte Limited, a biotechnology company and STX Group, an environmental commodities company. He is Chairman of the Audit Committees of Levitronix Technologies, Alturki Holding, SRMCC and of i2 Egypt, a consumer communications company. From 1991 to 1992, Mr. Mellish pursued studies at the Massachusetts Institute of Technology. From 1984 to 1991, he was Controller and subsequently Chief Financial Officer of Alturki Holding. Mr. Mellish trained at Price Waterhouse Coopers. He holds an SM (Management) from the Massachusetts Institute of Technology and an M.Sc. (Accounting) from Northeastern University. We believe that Mr. Mellish possesses specific attributes that qualify him to serve as a member of our board of directors, including his significant experience in accounting and finance.

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

Cyrille Leperlier has served as a member of our board of directors since May 2018. He brings to NuCana over 30 years of experience in the pharmaceutical and biotechnology industry. Most recently, Dr. Leperlier served as Senior Scientific Advisor for Sanofi's Corporate Business Development and M&A Group, where, among other transactions, he was deeply involved in Sanofi's acquisition of Genzyme. Prior to this role, Dr. Leperlier served as Medical Director in Japan for Sanofi.Before joining Sanofi, Dr. Leperlier was Medical Director and Global Head of Clinical Development at Rhone Poulenc Rorer and previously worked for Takeda in a variety of operational and medical affairs roles. Dr. Leperlier received an M.D. from the University of Paris, Saint-Antoine School of Medicine and a Master in Human Biology (major in physiology) from the Medical University of Paris. He is a recognized expert in oncology drug development, strategic portfolio prioritization, and business development, with extensive leadership experience at a number of global biotechnology and pharmaceutical companies. We believe that Dr. Leperlier possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in global drug development and marketing.

Departure of Director

On March 9, 2020, Dr. Cheng notified the company of his intent to depart the board of directors and its audit committee. Dr. Cheng’s departure did not result from any disagreement with the company or its auditors regarding any matter related to the company’s operations, policies or practices.

B.	Compensation

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our directors and members of management for services in all capacities to us and our subsidiaries for the year ended December 31, 2019, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2019 to provide pension, retirement or similar benefits to, our directors and members of the executive management board.

Directors’ and Executive Officers’ Compensation

Directors Compensation

For the year ended December 31, 2019, the table below sets forth the compensation paid to our directors, and, in the case of Messrs. Griffith and Wood, reflects the compensation paid for their services as our Chief Executive Officer and Chief Medical Officer, respectively.

Year Ended December 31, 2019 Directors Compensation (1)

Name	Salary/Fees	Annual Bonus	Benefit Excluding Pension (2)	Pension Benefit (3)	Total
	£	£	£	£	£
Hugh S. Griffith
Executive Director
Chief Executive Officer	497,800	282,253	2,391	45,142	827,586
Christopher Wood
Executive Director
Chairman and Chief Medical Officer	160,556	60,690	4,159	—	225,405
Isaac Cheng
Non-Executive Director	32,334	—	—	—	32,334
James Healy
Non-Executive Director	32,334	—	—	—	32,334
Martin Mellish
Non-Executive Director	32,334	—	—	—	32,334
Rafaèle Tordjman
Non-Executive Director	44,049	—	—	—	44,049
Adam George
Non-Executive Director	47,954	—	—	—	47,954
Cyrille Leperlier
Non-Executive Director	32,334	—	—	—	32,334

(1)	For the year ended December 31, 2019, the majority of compensation was set and paid in pounds sterling (£).
(2)	The amount for benefits represents our contribution to medical insurance.
(3)	The amount for pension benefit represents our contribution into a money purchase plan.

Executive Officers Compensation

The compensation for each of our executive directors and executive officers is comprised of the following elements: base salary, annual bonus, personal benefits, pension or 401(k) plan and long-term equity-based incentives. The total amount of compensation paid and benefits in kind granted to our executive officers, whether or not a director, for the year ended December 31, 2019 was £1.5 million.

Bonus Plans

The summary set forth below describes the bonus plan pursuant to which compensation was paid to our executive officers and directors for the year ended December 31, 2019.

Our executive officers and directors are eligible for an annual bonus at the discretion of the Remuneration Committee. Bonus awards are reviewed at the end of each calendar year and any such awards are determined by the performance of the individual and the company as a whole based upon the achievement of strategic objectives set at the beginning of the year.

Outstanding Equity Awards, Grants and Option Exercises

During the year ended December 31, 2019, options to purchase 787,400 ordinary shares were awarded to executive officers and non-executive directors.

	Type of		Nominal	Exercise	First date of
Name	Plan(1)	Granted	value	price	exercise (2)	Date of expiry
Directors and Executive Officers
Hugh S. Griffith	2016 Share Option Scheme	428,600	£0.04	£11.26	May 15, 2020	May 15, 2029
Christopher Wood	2016 Share Option Scheme	60,000	£0.04	£11.26	May 15, 2020	May 15, 2029
Donald Munoz	2016 Share Option Scheme	148,800	£0.04	£11.26	May 15, 2020	May 15, 2029
Non-Executive Directors
Isaac Cheng	2016 Share Option Scheme	25,000	£0.04	£11.26	May 15, 2020	May 15, 2029
James Healy	2016 Share Option Scheme	25,000	£0.04	£11.26	May 15, 2020	May 15, 2029
Martin Mellish	2016 Share Option Scheme	25,000	£0.04	£11.26	May 15, 2020	May 15, 2029
Rafaèle Tordjman	2016 Share Option Scheme	25,000	£0.04	£11.26	May 15, 2020	May 15, 2029
Adam George	2016 Share Option Scheme	25,000	£0.04	£11.26	May 15, 2020	May 15, 2029
Cyrille Leperlier	2016 Share Option Scheme	25,000	£0.04	£11.26	May 15, 2020	May 15, 2029

(1)	Further details of the 2016 Share Option Scheme are given on pages 115-116.
(2)

Options granted will vest if the option holder remains under their respective employment contract/contract of services for the agreed vesting period. The share options granted under these plans will vest equally over a period of four years.

As of December 31, 2019, our executive officers and directors held options to purchase 3,934,402 ordinary shares. Our executive officers and directors exercised options to purchase 187,500 ordinary shares during the year ended December 31, 2019.

We periodically grant share options to employees, directors and consultants to enable them to share in our successes and to reinforce a corporate culture that aligns their interests with that of our shareholders. During the year ended December 31, 2019, we granted options to purchase 787,400 ordinary shares to our executive officers and directors. During the year ended December 31, 2019, we granted options to purchase 414,750 ordinary shares to 15 employees and consultants who are not directors or executive officers.

Pension, Retirement and Similar Benefits

For the year ended December 31, 2019, we and our subsidiaries contributed a total of £51,204 into money purchase plans to provide pension, retirement or similar benefits to our executive officers and directors.

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

As of December 31, 2019, we had granted options to purchase 1,032,500 ordinary shares to directors, employees and consultants under the 2009 Share Option Scheme. 10,000 of these options lapsed before December 31, 2019 and 585,000 were exercised by December 31, 2019. The remaining options to purchase 437,500 shares have vested and are exercisable.

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

Each option grant is documented through an option agreement. Most of the option agreements entered into under the 2009 Share Option Scheme provide that all unexercised options are exercisable upon one or more of the following events: (i) the admission of part of or the entirety of issued share capital (or of any holding company) to listing on the Official List of the U.K. Listing Authority and to trading on the market for listed securities of London Stock Exchange plc, or to trading on AIM, a market of the London Stock Exchange, or to trading on any recognized investment exchange (as that term was defined in Section 841 of Income and Corporation Taxes Act 1988, or ICTA, and as now contained in Section 1137 of the Corporation Tax Act 2010, or CTA); (ii) a change of control; or (iii) a sale of the company.

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

As of December 31, 2019, we had granted options to purchase 1,908,935 ordinary shares to directors and employees under the 2012 Share Option Scheme. Of these, options to purchase 105,188 shares have been cancelled by December 31, 2019. Options to purchase 37,500 shares were exercised in 2016 and 42,500 options to purchase were exercised in 2018. The remaining options to purchase 1,723,747 shares have vested and are exercisable.

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

As of December 31, 2019, we had granted options to purchase 3,451,655 ordinary shares to directors and employees under the 2016 Share Option Scheme. Of these, options to purchase 92,312 shares were exercised by December 31, 2018, and a further 23,437 options were exercised in 2019. Of the remaining options granted under this scheme, 1,650,488 had vested at December 31, 2019, 198,313 had been forfeited or cancelled, and the remaining 1,487,105 are unvested.

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

Employee Benefit Trust

On December 19, 2011, we established a discretionary employee benefit trust under the terms of a trust deed, or the Employee Benefit Trust, to operate in conjunction with our share option schemes. The beneficiaries of the Employee Benefit Trust are our employees and former employees (including executive directors) and their spouses, civil partners, surviving spouses and civil partners, children and step-children under the age of 18. The trustee of the Employee Benefit Trust is NuCana BioMed Trustee Company Limited, or the Trustee, our wholly owned subsidiary. As of December 31, 2019, the Trustee holds 500,000 of our ordinary shares in trust under the terms of the trust deed, which, pursuant to the terms of our three option schemes, and at the election of the Trustee, may be used to satisfy awards under our share option schemes. Under the terms of the trust deed, unless we direct otherwise, the Trustee must abstain from voting at a general meeting any of our shares held in the trust fund for which the Trustee holds the whole of the beneficial interest.

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

There are no arrangements or understanding between us and any of the members of our board of directors providing for benefits upon termination of their service.

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

Audit Committee

The members of our audit committee are currently three of our non-executive directors, Adam George, Isaac Cheng and Martin Mellish; however, upon the departure of Isaac Cheng from the board of directors and the audit committee as of March 11, 2020, the audit committee will be composed of Adam George and Martin Mellish until such time as a third committee member is elected by the board of directors. Each of these members is an “independent director” as such term is defined in Rule 10A-3 under the Exchange Act. Adam George serves as chair of the audit committee. Our board of directors has determined that Adam George is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002. Our audit committee meets at least four times per year and oversees the monitoring of our internal controls, accounting policies and financial reporting and provides a forum through which our external auditors and independent registered public accounting firm reports. Our audit committee meets at least once a year with the external auditors and our independent registered public accounting firm without executive board members present. The audit committee is also responsible for overseeing the activities of the external auditors and our independent registered public accounting firm, including their appointment, reappointment, or removal as well as monitoring their objectivity and independence. The audit committee also reviews and approves the fees paid to our external auditors and independent registered public accounting firm and determines whether the fee levels for non-audit services, individually and in aggregate, relative to the audit fee are appropriate so as not to undermine their independence.

Remuneration Committee

The members of the remuneration committee are two of our non-executive directors, Rafaèle Tordjman and James Healy. Each of these non-executive director members is a non-employee director as defined in Rule 166-3 under the Exchange Act and an outside director as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. Rafaèle Tordjman serves as chair of the remuneration committee. Our remuneration committee reviews, among other things, the performance of the executive officers and sets the scale and structure of their remuneration and the basis of their service agreements with due regard to the interests of the shareholders. It is a policy of the remuneration committee that no individual participates in discussions or decisions concerning his or her own remuneration.

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

The number of employees by function and geographic location as of the end of the period for our fiscal years ended December 31, 2017, 2018 and 2019 was as follows:

	At December 31,
	2019	2018	2017
By Function:
Research and development	25	20	18
Management and administrative	6	4	2
Total	31	24	20
By Geography:
United Kingdom	29	21	17
North America	2	3	3
Total	31	24	20

As of December 31, 2019, we had 29 full-time employees and 2 part-time employees. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our employee relations are good.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders

The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2019 by:

•	each of our executive officers and directors;
•	each person beneficially owning more than 5% of our share capital as of December 31, 2019; and
•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from December 31, 2019, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person except with respect to the percentage ownership of all board members and executive officers, as a group. Based on our share register and other information made available to us by certain of our shareholders, as of December 31, 2019, 75,750 ordinary shares, representing 0.23% of our issued and outstanding ordinary shares, were held by two U.S. record holders.

Unless otherwise indicated, the address for each of the shareholders in the table below is c/o NuCana plc, 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

	Ordinary Shares Beneficially Owned(1)
Name of Beneficial Owner	Number	Percent
Greater than 5% Shareholders
Sofinnova Capital VI FCPR(2)	6,817,550	20.99
Sofinnova Venture Partners VIII, L.P.(3)	4,666,666	14.37
Capital Research Global Investors(4)	3,218,520	9.91
Harvard Management Company, Inc.(5)	2,911,111	8.96
Scottish Enterprise(6)	1,946,915	5.99

Named Executive Officers and Directors
Hugh Griffith(7)	3,208,652	9.26
Christopher Wood(8)	1,949,374	5.87
Donald Munoz(9)	332,081	1.01
Rafaèle Tordjman(10)	22,874	*
James Healy(11)	4,712,416	14.51
Isaac Cheng(12)	27,750	*
Martin Mellish(13)	39,938	*
Cyrille Leperlier(14)	5,250	*
Adam George(15)	5,250	*
All of our current executive officers and directors, as a group (9 persons)	10,303,585	28.8%

*	Indicates beneficial ownership of less than one percent of our ordinary shares.

(1)	Number of shares owned as shown both in this table and the accompanying footnotes and percentage ownership is based on 32,478,645 ordinary shares outstanding on December 31, 2019.
(2)

All shares are held by Sofinnova Capital VI FCPR (“Sofinnova Capital”), all of which are held in the form of ADSs. Sofinnova Partners SAS, a French corporation, is the management company of Sofinnova Capital, and may be deemed to have sole voting and investment power with respect to the shares held by Sofinnova Capital. Denis Lucquin, Antoine Papiernik, Henrijette Richter, Monique Saulnier and Graziano Seghezzi are the managing partners of Sofinnova Partners SAS, and, as such, may be deemed to have joint voting and investment power with respect to the shares held by Sofinnova Capital. Beneficial ownership information is based on information known to us and a Schedule 13D filed on February 12, 2020. The address of Sofinnova Capital is Sofinnova Partners, Immeuble le Centorial, 16-18 Rue du Quatre-Septembre, 75002 Paris, France.

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

(4)

All shares are held in the form of ADSs by funds associated with Capital Research Global Investors (“Capital Research”), which is a division of Capital Research and Management Company (“CRMC”). Of the 3,218,520 shares held by Capital Research, 2,629,677 shares are held by Capital International Investors, a division of CRMC. CRMC manages equity assets for various investment companies through three divisions, Capital International, Capital World Investors, and Capital International Investors. These divisions generally function separately from each other with respect to investment research activities and they make investment decisions and proxy voting decisions for the investment companies on a separate basis. Beneficial ownership information is based on information known to us and a Schedule 13G filed by Capital Research on February 14, 2020, and a Schedule 13G/A filed by Capital International Investors on February 14, 2020. The mailing address of Capital Research is c/o Capital Research Global Investors, 333 South Hope Street, Los Angeles, California 90071.

(5)

All shares are held in the form of ADS by Harvard Management Company, Inc. Legal title to the ADSs is held by President and Fellows of Harvard College, which has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ADSs. President and Fellows of Harvard College is the direct owner of Harvard Management Company, Inc. Beneficial ownership information is based on information known to us and a Schedule 13G filed on February 14, 2020. The mailing address of Harvard Management Company, Inc. is 600 Atlantic Avenue, Boston, MA 02210.

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

(7)	Consists of (a) 1,000,000 ordinary shares, (b) 25,121 ADSs, and (c) options to purchase 2,183,531 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019.
(8)	Consists of (a) 1,011,875 ordinary shares, (b) 187,500 ADSs and (c) options to purchase 749,999 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019.
(9)	Consists of (a) 30,000 ordinary shares and (b) options to purchase 302,081 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019.
(10)	Consists of options to purchase 22,874 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019.
(11)

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

(12)

Consists of options to purchase 27,750 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019. Dr. Cheng will no longer be serving as a member of our board of directors as of March 11, 2020.

(13)	Consists of options to purchase 39,938 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019.
(14)	Consists of options to purchase 5,250 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019.
(15)	Consists of options to purchase 5,250 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2019.

To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2017.

The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

B.	Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2019 with any members of our board of directors or executive officers or the holders of more than 5% of our share capital.

Registration Rights Agreement

We have entered into a registration rights agreement pursuant to which we have agreed under specified circumstances to file a registration statement to register the resale of the ordinary shares (which may be converted into ADSs) held by some of our existing shareholders, as well as to cooperate in specified public offerings of such shares. See “Description of Issued Share Capital – Registration Rights”.

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

There have been no significant changes since December 31, 2019.

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

A copy of our Articles of Association is attached as Exhibit 1.1 to this Annual Report.

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

Issued Share Capital

Our issued share capital as of December 31, 2019 is £1,299,146 divided into: 32,478,645 ordinary shares of £0.04 each. A summary of increases in, and changes to, our issued share capital since our incorporation is set out below.

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

During 2019 we issued 252,187 ordinary shares pursuant to the exercise of share options.

Ordinary Shares

As of December 31, 2019, we had issued and outstanding 32,478,645 ordinary shares of £0.04 each. Each issued ordinary share is fully paid.

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

Classified board of directors. Our board of directors is divided into three classes, “Class I,” whose initial term expires at the annual general meeting of the shareholders to be held in 2020, “Class II,” whose initial term expires at the annual general meeting of the shareholders to be held in 2022, and “Class III”, whose initial term expires at the annual general meeting of the shareholders to be held in 2021, with the classes as nearly equal in number as possible. The Class I directors are Hugh Griffith and Christopher Wood, the Class II directors are Rafaèle Tordjman, James Healy and Cyrille Leperlier, and the Class III directors are Adam George, Isaac Cheng and Martin Mellish.

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

(c) Subject to paragraph (a) above and the initial terms described in “Description of Issued Share Capital—Articles of Association—Directors—Classified board of directors”, each director within each class shall retire at the third annual general meeting following the annual general meeting at which he or she was elected or last re-elected. Except where there is an increase in the number of directors (in which case the newly created directorships shall be apportioned by our board amongst our existing classes) or in accordance with paragraph (a) above, directors elected or re-elected at an annual general meeting shall be appointed to the class whose term expires at such meeting.

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

Disclosure of interest in shares. Pursuant to Part 22 of the Companies Act 2006 and our articles of association, we are empowered to require, by notice in writing, any person whom we know to be, or have reasonable cause to believe to be, is interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of that person’s own interest and (so far as is within that person’s knowledge) particulars of any other interest, agreement or arrangement relating to the exercise of any rights conferred by the holding of the shares that subsists or subsisted in those shares.

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

Preemptive Rights. English law generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for a company’s articles of association, or shareholders in general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). On June 27, 2019, at our 2019 AGM, our shareholders approved the exclusion of preemptive rights in connection with the allotment of shares with an aggregate nominal value of up to £640,000, for a period ending at the conclusion of our next annual general meeting. On September 14, 2017, our shareholders also approved the exclusion of preemptive rights for the allotment of ordinary shares in connection with our share schemes, up to an aggregate nominal value of £200,331 for a period of five years from the date of approval, which exclusion will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

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

If a U.S. Holder makes this mark-to-market election, such U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of such U.S. Holder’s ADSs at year end over its basis in those ADSs. In addition, the excess, if any, of such U.S. Holder’s basis in the ADSs over the fair market value of such U.S. Holder’s ADSs at year end is deductible as an ordinary loss in an amount equal to the lesser of (i) the amount of the excess or (ii) the amount of the net mark-to-market gains that have been included in income in prior years by such U.S. Holder. Any gain recognized by such U.S. Holder upon the sale of such U.S. Holder’s ADSs will be taxed as ordinary income in the year of sale. Amounts treated as ordinary income will not be eligible for the preferential tax rate applicable to qualified dividend income or long-term capital gains. A U.S. Holder’s adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

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

Taxation of Dividends and Other Distributions on the ADSs

Subject to the discussion above under the heading “—Passive Foreign Investment Company Considerations”, generally the gross amount of distributions made by us, if any, to a U.S. Holder with respect to the ADSs, before reduction for any non-U.S. taxes withheld therefrom, will be includable in gross income as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of any cash distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of such U.S. Holder’s tax basis in its ADSs, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. A dividend in respect of the ADSs will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ADSs applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such reduced rate shall not apply if we are a PFIC for the taxable year in which we pay a dividend, or were a PFIC in the preceding taxable year. As indicated in the section titled “Dividend Policy” herein, we intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares.

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

Taxation of Dispositions of ADSs

Subject to the discussion above under “—Passive Foreign Investment Company Considerations”, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS equal to the difference between the amount realized (the amount of cash (in U.S. dollars) plus the fair market value of any property received) for the ADS and such U.S. Holder’s tax basis (in U.S. dollars) in the ADS. The gain or loss will generally be capital gain or loss. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ADSs were held by the U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

United Kingdom Income Tax. An individual U.K. Holder (being an individual who is resident for tax purposes in the United Kingdom) who receives a dividend from the company will generally be subject to income tax on the dividend. For the tax year 2019/2020, an individual U.K. Holder will generally pay tax at a rate of zero per cent on the first £2,000 of dividends received by such U.K. Holder. Dividend income taxed at 0% will be taken into account in determining the rate at which income in excess of this tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed.

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

Individuals who are Scottish taxpayers will pay tax on dividends at the same dividend tax rates as other UK taxpayers and as if they paid income tax by reference to the UK income tax thresholds rather than by reference to the thresholds otherwise applicable to Scottish taxpayers.

An individual who is not a U.K. Holder (other than one carrying on a trade, profession or vocation in the United Kingdom through a branch or agency to which the ADSs are attributable) who is resident for tax purposes outside the United Kingdom will not have any U.K. tax to pay on dividends received from the company.

United Kingdom Corporation Tax. A U.K. Holder within the charge to U.K. corporation tax may be entitled to exemption from U.K. corporation tax in respect of dividend payments. If the conditions for the exemption are not satisfied, or such United Kingdom Holder elects for an otherwise exempt dividend to be taxable, United Kingdom corporation tax will be chargeable on the amount of any dividends. The main rate of United Kingdom corporation tax for the 2019/2020 tax year is 19%. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

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

Taxation of Disposals

U.K. Holders. A disposal or deemed disposal of ADSs by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of ADSs are the extent to which the U.K. Holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual allowance of tax-free gains in that tax year (the “annual exemption”). The annual exemption for the 2019/2020 tax year is £12,000. If, after all allowable deductions, an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of ADSs, the current applicable rate would be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and, after all allowable deductions, liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the current rate applicable to the excess would be 20%.

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

Non-United Kingdom Holders. The paragraphs below relating to the liability of non U.K. Holders to U.K. tax on chargeable gains assume that the company does not (and will not) derive 75% or more of its gross asset value from U.K. land.

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

Transfer to a depositary or clearance service. Transfers of, and unconditional agreements to transfer, ordinary shares to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or the provision of clearance services, will generally be regarded by HMRC as subject to SDRT (and where the transfer is effected by a written instrument, stamp duty) at a rate of 1.5% of the amount or value of the consideration or, in certain circumstances, the value of the ordinary shares transferred unless, in the case of a clearance service, it has made an election under section 97A(1) Finance Act 1986, or such transfer can be regarded as an integral part of an issue of share capital. In the Court of Justice of the European Union judgment, Air Berlin plc v HMRC [2017], the Court considered the application of this test, but the UK domestic law and HMRC’s published practice remain unchanged. Accordingly, we anticipate that the charge will continue to be collected and anticipate that this liability for stamp duty or SDRT would be borne by the person depositing the relevant shares in the depositary receipt system or clearance service. Transfers of ordinary shares between depositary receipt systems and clearance services will generally be exempt from stamp duty and SDRT unless, in the case of a clearance service, it has made an election under section 97A(1) Finance Act 1986. Our understanding is that DTC has not made such an election.

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

Interest Rate Risk

As of December 31, 2019, the Company had cash and cash equivalents of £52.0 million. As of December 31, 2018, the company had cash and cash equivalents of £77.0 million. Exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates. The Company’s surplus cash and cash equivalents are invested in interest-bearing accounts and certificates of deposit from time to time which earn interest at fixed or variable rates based on the terms agreed for each account. The Company has not entered into investments for trading or speculative purposes.

An increase in the bank interest rates by 0.5 percentage points would increase the net annual interest income applicable to the cash and cash equivalents by £244,674 (2018: £357,041)

Currency Risk

The Company’s functional currency is U.K. pounds sterling, and our transactions are commonly denominated in that currency. However, a portion of expenses is incurred in other currencies, primarily U.S. dollars, and is exposed to the effects of this exchange rate. Since mid-2016, there has been significantly increased volatility in the exchange rate between the pound sterling and the U.S. dollar and an overall weakening of the pound sterling related to Britain’s exit from the European Union. Although the Company is based in the United Kingdom, it sources active pharmaceutical ingredient, raw materials, research and development, manufacturing, consulting and other services worldwide, including from the United States, the European Union and India.

Any weakening of the pound sterling against the currencies of such other jurisdictions makes the purchase of such goods and services more expensive for the Company. The Company seeks to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. The Company thus holds a significant portion of cash and cash equivalents in U.S. dollars and will therefore report the impact of exchange rates movements on these balances.  The Company does not use derivative instruments to manage exchange rate exposure.  A 1% increase in the value of the pound sterling relative to the U.S. dollar would reduce the carrying value of net financial assets and liabilities in foreign currencies at December 31, 2019 by £295,498 (2018: £429,101).

For additional information about our quantitative and qualitative risks, see Note 17 to the consolidated financial statements included elsewhere in this Annual Report.

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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as at December 31, 2019. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as at December 31, 2019.

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

Our Audit Committee is comprised of three of our non-executive directors, Adam George, Isaac Cheng and Martin Mellish, and each of these members is an “independent director” as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market. Adam George serves as chair of this committee. Our Board has determined that Mr. George is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

Ernst & Young LLP has served as our independent registered public accountant for each of the years ended December 31, 2017, December 31, 2018 and December 31, 2019 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees billed to us, including some of our subsidiaries, for services rendered by Ernst & Young LLP.

	Year ended December 31,
	2019	2018
	(in thousands)
Audit Fees	£288	£330
Audit-Related Fees (1)	255	186
Total	£543	£516

(1)	Audit-Related Fees are primarily for quarterly reviews.

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

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19.	Exhibits

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Association of the registrant	Form S-8	333-223476	3.1	03/07/2018

2.1	Deposit Agreement by and among the registrant and Citibank, N.A. and all Holders and Beneficial Owners of ADSs issued hereunder, dated as of October 2, 2017	Form 20-F	001-38215	2.1	03/22/2018

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	Form 20-F	001-38215	2.1	03/22/2018

4.1	Registration Rights Agreement by and among the registrant and the investors named therein, dated as of September 20, 2017	Form 20-F	001-38215	4.1	03/22/2018

4.2#	2009 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.1	09/18/2017

4.3#	2012 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.2	09/18/2017

4.4#	2016 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.3	09/18/2017

4.7†	Variation Agreement, dated March 15, 2012, by and between the registrant and Cardiff ProTides Limited and the related Side Letter, dated May 15, 2012	Form F-1/A	333-220321	10.5	09/18/2017

4.8†	Assignment, License and Collaboration Agreement, dated October 13, 2009, by and between the registrant and Cardiff ProTides Limited	Form F-1/A	333-220321	10.6	09/18/2017

4.9†	Patent Assignment Agreement, dated March 15, 2012, by and between the registrant and Cardiff ProTides Limited	Form F-1/A	333-220321	10.7	09/18/2017

4.10†	Research, Collaboration and License Agreement, dated December 21, 2017, by and between the registrant, Cardiff University and University College Cardiff Consultants Ltd, as amended by Amendment No. 1, dated February 1, 2018	Form 20-F	001-38215	4.10	03/22/2018

4.11*+	Amendment No. 4, dated February 20, 2020, to Research, Collaboration and License Agreement dated December 21, 2017, by and between the registrant, Cardiff University

4.12	Lease between the registrant and Drum Income Plus Limited, dated September 21, 2017	Form 20-F	001-38215	4.11	03/22/2018

4.13#	Form of Deed of Indemnity for directors and officers	Form F-1/A	333-2220321	10.10	09/18/2017

4.14*	Description of securities of the registrant

8.1	List of subsidiaries of the registrant	Form F-1/A	333-220321	21.1	09/01/2017

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1*	Section 1350 Certification of Chief Executive Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2*	Section 1350 Certification of Chief Financial Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young LLP

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
+

Certain portions of the exhibits that are not material and would be competitively harmful if publicly disclosed have been redacted. Copies of the unredacted exhibits will be furnished to the Securities and Exchange Commission upon request.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NUCANA PLC

	By:	/s/ Hugh S. Griffith
		Name:	Hugh S. Griffith
		Title:	Chief Executive Officer
Date: March 10, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NuCana plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of NuCana plc (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Edinburgh, United Kingdom

March 10, 2020

NUCANA PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,

	Notes	2019	2018	2017
		(in thousands, except per share data)
		£	£	£
Research and development expenses		(19,728)	(16,846)	(17,673)
Administrative expenses		(5,953)	(5,184)	(4,573)
Initial public offering related expenses		—	—	(1,794)
Net foreign exchange (losses) gains		(1,019)	2,902	(1,654)
Operating loss		(26,700)	(19,128)	(25,694)
Finance income		1,049	1,065	208
Loss before tax	5	(25,651)	(18,063)	(25,486)
Income tax credit	7	4,239	4,223	2,401
Loss for the year attributable to equity holders of the Company		(21,412)	(13,840)	(23,085)

Basic and diluted loss per share	4	(0.66)	(0.43)	(0.89)

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

YEAR ENDED DECEMBER 31,

	Notes	2019	2018	2017
		(in thousands)
		£	£	£
Loss for the year		(21,412)	(13,840)	(23,085)
Other comprehensive (expense) income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(11)	12	(8)
Other comprehensive (expense) income for the year		(11)	12	(8)
Total comprehensive loss for the year		(21,423)	(13,828)	(23,093)
Attributable to:
Equity holders of the Company		(21,423)	(13,828)	(23,093)

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT DECEMBER 31,

	Notes	2019	2018
		(in thousands)
		£	£
ASSETS
Non-current assets
Intangible assets	8	3,960	3,122
Property, plant and equipment	9	1,109	427
Deferred tax asset	7	46	47
		5,115	3,596
Current assets
Prepayments, accrued income and other receivables	10	4,710	2,354
Current income tax receivable	7	8,481	4,263
Cash and cash equivalents	16	51,962	76,972
		65,153	83,589

Total assets		70,268	87,185

EQUITY AND LIABILITIES
Capital and reserves
Share capital and share premium	11	80,840	80,715
Other reserves	12	62,737	59,692
Accumulated deficit		(80,055)	(58,813)
Total equity attributable to equity holders of the Company		63,522	81,594

Non-current liabilities
Provisions		26	26
Lease liabilities	14	538	—
		564	26

Current liabilities
Trade payables		2,412	2,455
Payroll taxes and social security		160	127
Accrued expenditure		3,342	2,983
Lease liabilities	14	268	—
		6,182	5,565

Total liabilities		6,746	5,591

Total equity and liabilities		70,268	87,185

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31,

	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital Reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2017	663	42,770	(339)	4,406	(3)	—	(22,256)	25,241
Loss for the year	—	—	—	—	—	—	(23,085)	(23,085)
Other comprehensive expense for the year	—	—	—	—	(8)	—	—	(8)
Total comprehensive loss for the year	—	—	—	—	(8)	—	(23,085)	(23,093)
Share-based payments	—	—	—	11,731	—	—	—	11,731
Reduction in share premium	—	(42,466)	—	—	—	42,466	—	—
Exercise of share options	1	119	—	(180)	—	—	180	120
Lapse of share options	—	—	—	(2)	—	—	2	—
Bonus issue to series B shareholders	304	(304)	—	—	—	—	—	—
Issue of share capital	304	79,530	—	—	—	—	—	79,834
Initial public offering related expenses	—	(413)	—	—	—	—	—	(413)
Balance at December 31, 2017	1,272	79,236	(339)	15,955	(11)	42,466	(45,159)	93,420
Loss for the year	—	—	—	—	—	—	(13,840)	(13,840)
Other comprehensive income for the year	—	—	—	—	12	—	—	12
Total comprehensive loss for the year	—	—	—	—	12	—	(13,840)	(13,828)
Share-based payments	—	—	—	1,795	—	—	—	1,795
Exercise of share options	17	190	—	(186)	—	—	186	207
Balance at December 31, 2018	1,289	79,426	(339)	17,564	1	42,466	(58,813)	81,594
Loss for the year	—	—	—	—	—	—	(21,412)	(21,412)
Other comprehensive expense for the year	—	—	—	—	(11)	—	—	(11)
Total comprehensive loss for the year	—	—	—	—	(11)	—	(21,412)	(21,423)
Share-based payments	—	—	—	3,226	—	—	—	3,226
Exercise of share options	10	115	—	(132)	—	—	132	125
Lapse of share options	—	—	—	(38)	—	—	38	—
Balance at December 31, 2019	1,299	79,541	(339)	20,620	(10)	42,466	(80,055)	63,522

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31,

	2019	2018	2017
	(in thousands)
	£	£	£
Cash flows from operating activities
Loss for the year	(21,412)	(13,840)	(23,085)
Adjustments for:
Income tax credit	(4,239)	(4,223)	(2,401)
Amortization and depreciation	718	371	194
Finance income	(1,049)	(1,065)	(208)
Share-based payments	3,226	1,795	11,731
Initial public offering (IPO) related expenses	—	—	1,794
Net foreign exchange losses (gains)	1,006	(2,959)	1,584
	(21,750)	(19,921)	(10,391)
Movements in working capital:
(Increase) decrease in prepayments, accrued income and other receivables	(2,452)	817	458
(Decrease) increase in trade payables	(43)	1,335	392
Increase in payroll taxes, social security and accrued expenditure	393	1,321	551
Movements in working capital	(2,102)	3,473	1,401
Cash used in operations	(23,852)	(16,448)	(8,990)
Net income tax received	19	4,224	282
Net cash used in operating activities	(23,833)	(12,224)	(8,708)
Cash flows from investing activities
Interest received	1,116	973	162
Payments for property, plant and equipment	(46)	(210)	(370)
Payments for intangible assets	(1,215)	(1,414)	(725)
Net cash used in investing activities	(145)	(651)	(933)
Cash flows from financing activities
Payments of lease liabilities	(197)	—	—
Proceeds from lease incentives received	25	—	—
Proceeds from issue of share capital	—	—	79,834
Proceeds from issue of share capital - exercise of share options	125	207	120
IPO related expenses from issue of share capital - included in share premium	—	—	(413)
IPO related expenses included in statement of operations	—	—	(1,794)
Net cash (used in) from financing activities	(47)	207	77,747
Net (decrease) increase in cash and cash equivalents	(24,025)	(12,668)	68,106
Cash and cash equivalents at beginning of year	76,972	86,703	19,990
Effect of exchange rate changes on cash and cash equivalents	(985)	2,937	(1,393)
Cash and cash equivalents at end of year	51,962	76,972	86,703

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

The Company has two wholly owned subsidiaries, NuCana, Inc. and NuCana BioMed Trustee Company Limited. The financial statements for the Company were authorized for issue by the board of directors on March 10, 2020.

2. Significant accounting policies

Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2019. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

Going concern

In common with many companies in the biopharmaceutical sector, the Company incurs significant expenditure in its early years as it researches and develops its potential products for market.

The board of directors, having reviewed the operating budgets and development plans, considers that the Company has adequate resources to continue in operation for the foreseeable future. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. The Company believes that its cash and cash equivalents of £52.0 million at December 31, 2019, will be sufficient to fund its current operating plan for at least the next 12 months. As the Company continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialization of its product candidates and achieving a level of revenues adequate to support its cost structure. The Company may never achieve profitability, and unless and until it does, it will continue to need to raise additional capital. There can be no assurances, however, that additional funding will be available on acceptable terms.

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

The following estimates have had the most significant effect on the amounts recognized in the financial statements:

Recognition of Clinical Trial Expenses

As part of the process of preparing our consolidated financial statements, we may be required to estimate accrued or prepaid expenses related to our clinical trials. In order to obtain reasonable estimates, we review open contracts and master service agreements. In addition, we communicate with applicable personnel in order to identify services that have been performed, but for which we have not yet been invoiced, and services not yet performed for which we have been invoiced in advance. In most cases, our vendors provide us with monthly invoices in arrears for services performed. We confirm our estimates with these vendors and make adjustments as needed. The following are examples of our accrued expenses:

•	fees paid to CROs for services performed on clinical trials; and
•	pass-through costs for activities at clinical trial investigator sites.

Accruals for clinical trial expenses, including estimated amounts recognized consistent with the above policy, were £1.7 million at December 31, 2019 as compared to £1.5 million at December 31, 2018.

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

Accruals for contracted manufacturing expenses, including estimated amounts recognized consistent with the above policy, were £0.2 million at December 31, 2019 as compared to £0.2 million at December 31, 2018.

Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share option, volatility, dividend yield and assumptions about them and, in the case of the Company, the value of an ordinary share. For the measurement of the fair value of equity-settled transactions with employees at the grant date, the Company uses the Black-Scholes model. The assumptions and models used for estimating fair value for share-based payment transactions are detailed in Note 13.

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

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

Foreign currencies

The Company’s consolidated financial statements are presented in pounds sterling, which is also the parent company’s functional currency. For each group entity, the Company determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in the consolidated statements of operations.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

Group companies

On consolidation, the assets and liabilities of foreign operations are translated into pounds sterling at the rate of exchange prevailing at the reporting date and their statements of operations are translated at the average exchange rate for the financial period in which those transactions occur. The exchange differences arising on translation for consolidation are recognized in the consolidated statements of comprehensive income or loss.

Segment reporting

The Company operates in one operating segment. Operating segments are reported in a manner consistent with the internal reporting provided to the Company’s chief operating decision maker (“the CODM”). The Company’s CODM, its Chief Executive Officer, views the Company’s operations and manages its business as a single operating segment, which is the business of developing and commercializing ProTides for use in Oncology.  The Company’s principal operations and decision-making functions are located in the United Kingdom from where global decisions are made.

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

Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. There are no restrictions on title nor equipment pledged as security for liabilities.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

Depreciation is provided on property, plant and equipment over their expected useful economic life as follows:

Asset class	Depreciation method and period
Office and computer equipment	Straight-line over 3 years
Fixtures and fittings	Straight-line over 5 years, or, for non-removable items, the remaining term of an associated lease, whichever is shorter
Right of use assets	Straight-line over the lease term, which are between two and five years, or the estimated useful lives of the assets, whichever is shorter

Intangible assets

Intangible assets are stated at cost, net of accumulated amortization and accumulated impairment losses, if any. Cost in relation to patents includes registration, documentation and other legal fees associated with obtaining the patent. Computer software cost represents the initial purchase price of the asset.

The amortization method and amortization period for the principal categories of intangible assets are follows:

Asset class	Amortization method and period
Patents	Straight-line over 20 years
Computer software	Straight-line between 3 and 5 years

The Company’s primary patents each have a life of 20 years. Further patents are granted in various jurisdictions to extend the territorial coverage of the primary patent. These patents are granted up to the period of the related primary patent.  Costs are thus amortized over the remaining life of the relevant primary patent. The amortization expense on intangible assets with finite lives is recognized in the statements of operations as an administrative expense. The amortization method and the amortization period for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful economic life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate.

Intangible assets are tested for impairment when there is an indicator of impairment.

Cash and cash equivalents

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

Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Company’s financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the year end date and are expected to apply when the related deferred income tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

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

Operating leases (prior to January 1, 2019)

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases and rentals payable are charged in the consolidated statements of operations on a straight-line basis over the lease term.

Leases (from January 1, 2019)

The Company assesses, at contract inception, whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right of use assets representing the right to use the underlying assets.

Right of use assets

The Company recognizes right of use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets, which relate solely to office space, are depreciated on a straight-line basis over the shorter of the lease terms, which are between two and five years, or the estimated useful lives of the assets.

Lease liability

At the commencement date of the lease, the Company recognizes a lease liability measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, and any variable lease payments that depend on an index.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured if there is a modification, a change in the lease term or a change in the lease payments.

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has a number of lease contracts that include extension and termination options. The Company applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate, such as the construction of significant leasehold improvements.

Refer to Note 14 for information on potential future rental payments relating to periods following the exercise date of extension options that are not included in the lease liability.

Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, the Company estimates the recoverable amount of the asset.

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

Share-based payments

Employees, directors and consultants of the Company receive remuneration in the form of share options, whereby individuals render services as consideration for equity instruments and the cost is recognized as share-based payments under IFRS 2.

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

Accounting Standards

In preparing these financial statements, the Company has applied all relevant IAS, IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations as of the date of approval of these financial statements and which are mandatory for the financial year ended December 31, 2019.

The following accounting standards, interpretations and amendments have been adopted as of January 1, 2019 in these financial statements and, with the exception of IFRS 16 Leases, have not had a material impact on the Company’s accounts in the period of initial application, but may impact the accounting for future transactions:

•	IFRS 16 Leases
•	IFRIC 23 Uncertainty over Income Tax Treatments
•	Amendments to IFRS 3 – Annual Improvements to IFRSs 2015–2017 Cycle
•	Amendments to IFRS 9 – Prepayment Features with Negative Compensation
•	Amendments to IFRS 11 – Annual Improvements to IFRSs 2015–2017 Cycle
•	Amendments to IAS 12 – Annual Improvements to IFRSs 2015–2017 Cycle
•	Amendments to IAS 19 – Plan Amendment, Curtailment or Settlement
•	Amendments to IAS 23 – Annual Improvements to IFRSs 2015–2017 Cycle
•	Amendments to IAS 28 – Long-term Interests in Associates and Joint Ventures

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

The IASB and IFRIC have issued the following standards and amendments with an effective date after the date of these financial statements:

•	Amendments to References to the Conceptual Framework in IFRS Standards (effective from January 1, 2020)
•	Amendments to IFRS 3 – Definition of a Business (effective from January 1, 2020)
•	Amendments to IFRS 9, IAS 39, and IFRS 7 – Interest Rate Benchmark Reform (effective from January 1, 2020)
•	Amendments to IAS 1 and IAS 8 – Definition of Material (effective from January 1, 2020)
•	IFRS 17 Insurance Contracts (effective from January 1, 2021)
•	Amendments to IFRS 4 – Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (effective from January 1, 2021)
•	Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current (effective from January 1, 2022)

The Company has reviewed and considered that the above standards and amendments either do not apply to the Company or will not have a material impact in future periods.

IFRS 16 Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company elected to use the transition practical expedient to not reassess whether a contract is, or contains a lease at January 1, 2019. Instead, the Company applied the standard only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application.

The effect of adoption of IFRS 16 as at January 1, 2019 (increase/(decrease)) is, as follows:

2019
(in thousands)
£
Assets
Right of use assets (note 9)	455
Prepayments	(21)
Total assets	434

Liabilities
Lease liabilities - non-current	287
Lease liabilities - current	147
Total liabilities	434

The Company has lease contracts solely for office space. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) as an operating lease. Refer to Note 2 Operating leases for the accounting policy prior to January 1, 2019.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

Upon adoption of IFRS 16, the Company applied a single recognition and measurement approach for all leases except for short-term leases and leases of low-value assets. Refer to Note 2 Leases for the accounting policy beginning January 1, 2019. The standard provides specific transition requirements and practical expedients, which have been applied by the Company.

The Company recognized right of use assets and lease liabilities for the leases previously classified as operating leases. The right of use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid lease payments previously recognized, and are included in property, plant and equipment on the balance sheet. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Company also applied the following available practical expedients wherein it:

•	Used a single discount rate to a portfolio of leases with reasonably similar characteristics.
•	Excluded the initial direct costs from the measurement of the right of use asset at the date of initial application.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018, as follows:

2019
(in thousands, except borrowing rate)
£
Operating lease obligations as at December 31, 2018	433
Weighted average incremental borrowing rate as at January 1, 2019	4.17%
Discounted operating lease obligations as at January 1, 2019	413
Less:
Lease not commenced as at December 31, 2018	(138)
Lease obligations prepaid as at December 31, 2018	(21)
Service component included in operating lease obligations as at December 31, 2018	(3)
Add:
Lease payments relating to renewal periods not included in operating lease obligations as at December 31, 2018	183
Lease liabilities as at January 1, 2019	434

3. Staff costs

Included in research and development expenses:

	2019	2018	2017
	(in thousands)
	£	£	£
Wages and salaries	3,304	2,761	2,391
Social security costs	395	314	272
Pension costs	140	139	119
Share-based payments	1,878	835	8,868
	5,717	4,049	11,650

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Staff costs (continued)

Included in administrative expenses:

	2019	2018	2017
	(in thousands)
	£	£	£
Wages and salaries	1,190	790	408
Social security costs	115	75	37
Pension costs	37	37	21
Share-based payments	1,348	960	2,863
	2,690	1,862	3,329

Total employee benefit expense	8,407	5,911	14,979

The average number of staff employed under contracts of service were:

	2019	2018	2017
	(number)
Research and development activities	23	18	18
Administrative activities	5	4	2
	28	22	20

Directors’ remuneration & other benefits

	2019	2018	2017
	(in thousands)
	£	£	£
Directors’ remuneration	1,222	1,143	793
Pension and other benefits	52	51	37
	1,274	1,194	830

The number of directors who exercised share options in 2019 was 1 (2018: 1; 2017: nil). The gain on exercise of these options was £1.4 million (2018: £4.2 million; 2017: nil).

The above amounts for remuneration include the following in respect of the highest paid director:

	2019	2018	2017
	(in thousands)
	£	£	£
Director’s remuneration	780	739	601
Pension and other benefits	48	47	33
	828	786	634

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. Basic and diluted loss per share

	2019	2018	2017
	(in thousands, except per share data)
	£	£	£
Loss for the year	(21,412)	(13,840)	(23,085)
Basic and diluted weighted average number of shares	32,327	31,972	26,069

	£	£	£
Basic and diluted loss per share	(0.66)	(0.43)	(0.89)

Basic loss per share is calculated by dividing the loss for the year attributable to the equity holders of the Company by the weighted average number of shares outstanding during the year.

The equity-settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

5. Loss before tax

Loss before tax is stated after charging:

	2019	2018	2017
	(in thousands)
	£	£	£
Administrative expenses:
Amortization	377	230	164
Depreciation	341	141	30
IPO related expenses	—	—	1,794

IPO related costs primarily relate to legal, accounting and other advisors’ fees in relation to the Company’s listing on Nasdaq which was completed on October 2, 2017.

6. Capital commitments and contingencies

Other commitments

Collaboration and License Agreements

Cardiff University License

In August 2009, we entered into a research, collaboration and license agreement with Cardiff University and University College Cardiff Consultants Ltd., or Cardiff Consultants, which we refer to as the Cardiff Agreement. The Cardiff Agreement was renewed with an effective date of January 1, 2018 for an additional two years on substantially the same terms. In February 2020, we further amended the Cardiff Agreement to expire at the end of 2020, which amendment afforded us (at our sole discretion) an option to extend the expiration for one additional year until the end of 2021, and for further periods thereafter upon written agreement by the parties. Under the Cardiff Agreement, we collaborate with Cardiff University in the design, synthesis, characterization and evaluation of phosphoramidate prodrugs, which we refer to as ProTides, based on certain nucleosides. We are responsible for funding certain work performed by Cardiff University and making other payments, which totaled £292,607 in both 2018 and 2019 and which we expect will total approximately £175,000 in 2020. Cardiff University and Cardiff Consultants, which is a holder of intellectual property developed by Cardiff University, have assigned to us all rights in the results of the research under the Cardiff Agreement, and agreed not to undertake any research for any competing third party on nucleoside families of interest to us where such research would make use of ProTide-related intellectual property owned or controlled by Cardiff University as of the date of the Cardiff Agreement or which at any time thereafter becomes owned or controlled by Cardiff University, which we refer to as the Cardiff intellectual property, or to grant rights in the Cardiff intellectual property to any third party for use in connection with nucleosides of interest to us. The foregoing restrictions exclude the field of neurodegeneration for one specific nucleoside analog.

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

The Cardiff Agreement currently expires on December 31, 2020, subject to the extension periods agreed to in the February 2020 amendment. Upon expiration, we have the right to extend the period in which we may evaluate products for three months, and for a further three months in exchange for an additional payment. The Cardiff Agreement may also be terminated for an uncured material breach. Licenses to use the Cardiff intellectual property in the development and commercialization of products we have selected for commercialization, and related payment obligations, will survive expiration of the Cardiff Agreement, but not on termination for an uncured material breach.

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

Other Contingencies

Under the U.K. share-based payment plan, the Company granted unapproved share options that have fully vested. If and when these share options are exercised, the Company will be liable for the Employer Class 1 National Insurance payable to HMRC in the U.K. This contingent liability will be determined based on the market value of the shares on exercise less the exercise price paid by the option holders, at the prevailing rate of Employer National Insurance (currently 13.8%).  Based on the closing share price of ADSs on the Nasdaq Global Select Market on December 31, 2019, the last trading day of the period to which these financial statements relate, and assuming full exercise of all outstanding and vested unapproved share options on that date, the Employer National Insurance contingent liability would have been £1.3 million (December 31, 2018: £3.3 million).

7. Income tax credit

The major components of income tax for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019	2018	2017
	(in thousands)
	£	£	£
Current tax:
In respect of current year U.K.	4,325	4,239	2,298
In respect of current year U.S.	(1)	—	(10)
In respect of prior years U.K.	(86)	19	3
In respect of prior years U.S.	—	3	—
Total current tax	4,238	4,261	2,291

Deferred tax:
In respect of current year U.S.	1	11	61
In respect of prior years U.S.	—	(49)	49
Total deferred tax	1	(38)	110

Income tax credit	4,239	4,223	2,401

Current income tax receivable:
U.K. tax	8,477	4,239	4,207
U.S. tax	4	24	18
Current income tax receivable	8,481	4,263	4,225

Deferred tax:
U.S. tax	46	47	81

Current income tax payable:
U.S. tax	—	—	—

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Income tax credit (continued)

The credit for the year can be reconciled to the loss per the statement of operations as follows:

	2019	2018	2017
	(in thousands)
	£	£	£
Loss before tax	(25,651)	(18,063)	(25,486)
Tax on loss at standard U.K. tax rate of 19% (2018: 19%; 2017: 19.25%)	(4,874)	(3,432)	(4,906)
Effects of:
Expenses not deductible	2,912	1,389	3,899
Deduction for R&D	(5,667)	(5,554)	(3,051)
Losses surrendered for R&D tax credit	5,667	5,554	3,051
Deferred tax - PY adjustment	—	49	(49)
Overseas tax payable - current year	1	—	10
Overseas tax payable - prior years	—	(3)	—
R&D tax credit - U.S.	(1)	(11)	(61)
R&D tax credit - current year	(4,325)	(4,239)	(2,298)
R&D tax credit - prior years	86	(19)	(3)
Deferred tax asset not recognized	1,962	2,043	1,007
Income tax credit	(4,239)	(4,223)	(2,401)

In the United Kingdom, the Company has not recognized a deferred tax asset in respect of tax losses carried forward or temporary differences on share-based compensation arrangements as at December 31, 2019 on the basis that the timing during which tax losses or temporary differences could be regarded as recoverable against future taxable profits cannot be determined with reasonable certainty. In the United States, a deferred tax asset, which relates to research & development tax credits, has been recognized to the extent that management consider that adequate future taxable profits will be available to realize the deferred tax asset.

Temporary differences and cumulative carry forward tax losses for which deferred tax has not been recognized amount to £46.4 million (2018: £62.1 million; 2017: £40.7 million), comprising temporary differences on share-based compensation arrangements of £14.2 million (2018: £38.9 million; 2017: £28.3 million) and cumulative carry forward tax losses of £32.2 million (2018: £23.2 million; 2017: £12.4 million).

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

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. Intangible assets

	Patents	Computer Software	Total
	(in thousands)
	£	£	£
Cost:
At December 31, 2017	2,115	153	2,268
Additions	1,409	5	1,414
At December 31, 2018	3,524	158	3,682
Accumulated amortization:
At December 31, 2017	302	28	330
Charge for the year	196	34	230
At December 31, 2018	498	62	560
Cost:
At December 31, 2018	3,524	158	3,682
Additions	999	216	1,215
At December 31, 2019	4,523	374	4,897
Accumulated amortization:
At December 31, 2018	498	62	560
Charge for the year	308	69	377
At December 31, 2019	806	131	937
Net book value:
At December 31, 2019	3,717	243	3,960
At December 31, 2018	3,026	96	3,122

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Property, plant and equipment

	Right of use assets	Office and computer equipment	Fixtures and Fittings	Total
	(in thousands)
	£	£	£	£
Cost:
At December 31, 2017	—	142	280	422
Additions	—	84	126	210
Disposals	—	(16)	—	(16)
Effect of foreign currency exchange differences	—	—	—	—
At December 31, 2018	—	210	406	616
Depreciation:
At December 31, 2017	—	51	13	64
Charge for the year	—	61	80	141
Disposals	—	(16)	—	(16)
Effect of foreign currency exchange differences	—	—	—	—
At December 31, 2018	—	96	93	189
Cost:
At December 31, 2018	—	210	406	616
Recognized on adoption of IFRS 16 Leases	455	—	—	455
Additions	530	27	12	569
Re-measurement	2	—	—	2
Disposals	—	(1)	—	(1)
Effect of foreign currency exchange differences	(5)	—	—	(5)
At December 31, 2019	982	236	418	1,636
Depreciation:
At December 31, 2018	—	96	93	189
Charge for the year	193	65	83	341
Disposals	—	(1)	—	(1)
Effect of foreign currency exchange differences	(2)	—	—	(2)
At December 31, 2019	191	160	176	527
Net book value:
At December 31, 2019	791	76	242	1,109
At December 31, 2018	—	114	313	427

10. Prepayments, accrued income and other receivables

	2019	2018
	(in thousands)
	£	£
Prepayments—manufacturing and clinical	2,630	1,050
Prepayments—other	1,489	750
Accrued income	76	165
VAT	475	379
Other receivables	40	10
	4,710	2,354

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. Share capital and share premium

	2019	2018	2017
	(in thousands)
	£	£	£
Share capital	1,299	1,289	1,272
Share premium	79,541	79,426	79,236
	80,840	80,715	80,508

	Number	Number	Number
	(in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	32,479	32,226	31,811
	32,479	32,226	31,811

	Number of shares	Share capital	Share premium
	(in thousands)
		£	£
Fully paid shares:
Balance at December 31, 2017	31,811	1,272	79,236
Exercise of share options	415	17	190
Balance at December 31, 2018	32,226	1,289	79,426
Exercise of share options	253	10	115
Balance at December 31, 2019	32,479	1,299	79,541

Ordinary shares

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2019, 2018 or 2017.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. Other reserves

	2019	2018	2017
	(in thousands)
	£	£	£
Own share reserve	(339)	(339)	(339)
Foreign currency translation reserve	(10)	1	(11)
Capital reserve	42,466	42,466	42,466
Share option reserve
Balance at beginning of year	17,564	15,955	4,406
Share-based payments	3,289	1,977	11,731
Exercise of share options	(132)	(186)	(180)
Forfeiture of share options	(63)	(182)	—
Lapse of share options	(38)	—	(2)
Balance at end of year	20,620	17,564	15,955
Total other reserves	62,737	59,692	58,071

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

Capital reserve

The capital reserve balance arose from the reduction of the share premium account and corresponding increase to the capital reserve account reflected as of June 30, 2017 in connection with the Company’s re-registration as a public limited company, as further described in Note 1.

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

2017 options

In 2017, share options were granted under the following share-based payment plans:

U.K. share-based payment plans

Options granted under these plans will vest if the option holder remains under their respective contract of employment or contract of service for the agreed vesting period. The share options granted under these plans will vest equally over a period of four years, with the exception of options granted to a director, which vested immediately.

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

2018 options

In 2018, share options were granted under the following share-based payment plan:

U.K. share-based payment plans

Options granted under these plans will vest if the option holder remains under their respective contract of employment or contract of service for the agreed vesting period. The share options granted under these plans will vest equally over a period of four years, with the exception of options granted to a consultant, which vested immediately.

Upon vesting, each option allows the holder to purchase one ordinary share at a specified option price determined at grant date.

2019 options

In 2019, share options were granted under the following share-based payment plans:

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

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Share-based payments (continued)

Share options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price per share
		£
Outstanding at January 1, 2017	3,248,187	0.72
Granted	1,500,815	2.58
Forfeited	(7,500)	0.16
Exercised[1]	(30,000)	4.00
Outstanding at December 31, 2017	4,711,502	1.29
Granted	253,500	17.01
Forfeited	(143,438)	12.74
Exercised[2]	(415,312)	0.50
Outstanding at December 31, 2018	4,406,252	1.90
Granted	1,202,150	10.82
Forfeited	(48,625)	10.42
Lapsed	(8,750)	3.90
Exercised[3]	(252,187)	0.50
Outstanding at December 31, 2019[4]	5,298,840	3.91
Vested and exercisable at December 31, 2019	3,811,736	1.15
Vested and exercisable at December 31, 2018	3,847,305	0.68
Vested and exercisable at December 31, 2017	4,030,833	0.36

1. The weighted average share price at the date of exercise of these options was £10.43
2. The weighted average share price at the date of exercise of these options was £18.23
3. The weighted average share price at the date of exercise of these options was £7.65
4. The exercise price of outstanding share options ranges from £0.04 to £18.05

The weighted average remaining contractual life of the share options outstanding as at December 31, 2019 is 4.63 years (2018: 3.96; 2017: 4.49).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Share-based payments (continued)

The following principal assumptions were used in the valuation for the 2017 share options.

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

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a single point in time, in December 2019. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted at the grant date of the options, it is not possible to derive historical volatility from the Company’s own share price. The underlying expected volatility was therefore determined by using the historical volatility of similar listed entities as a proxy. The volatility percentage applied to each tranche is the average of the historical volatility of companies comparable to NuCana plc. With the exception of the awards granted on September 27, 2017, the Company’s ordinary share valuations were prepared using the guideline public company, or GPC, method under the market approach. In the application of the GPC method, we considered the pricing of IPOs completed by clinical-stage oncology companies between July 2015 and June 2017. We converted prospective IPO value to present value by applying a discount rate of 25%. The discount rate was derived from studies of rates of return required by venture investors in IPO-stage companies. In addition to the IPO GPCs, we considered the enterprise values indicated by a group of eight trading GPCs. The trading prices of these clinical-stage GPCs provided contemporaneous indications of value as of each appraisal date. We applied a discount for lack of marketability to the ordinary shares to account for the lack of access to an active public market. We estimated the discount for lack of marketability using an Asian put model. In the year ended December 31, 2017, an employee remuneration expense, all of which related to equity-settled share-based payments, of £11.7 million has been included in the statement of operations and credited to equity.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Share-based payments (continued)

The following principal assumptions were used in the valuation for 2018 share options.

	Options granted on
	Apr 11, 2018	Apr 11, 2018	May 8, 2018	Aug 14, 2018
Vesting dates	Apr 11, 2019	Apr 11, 2018	May 8, 2019	Aug 14, 2019
	Apr 11, 2020		May 8, 2020	Aug 14, 2020
	Apr 11, 2021		May 8, 2021	Aug 14, 2021
	Apr 11, 2022		May 8, 2022	Aug 14, 2022
Volatility	64.48%	60.06%	65.80%	68.14%
Dividend yield	0%	0%	0%	0%
Risk-free investment rate	1.04%	0.83%	1.02%	0.93%
Fair value of option at grant date	£8.97	£17.35	£8.63	£9.65
Fair value of share at grant date	£17.51	£17.51	£16.57	£18.05
Exercise price at date of grant	£17.51	£0.16	£16.57	£18.05
Lapse date	Apr 11, 2028	Apr 11, 2028	May 8, 2028	Aug 14, 2028
Expected option life (years)	4.50	2.00	4.50	4.50
Number of options granted	71,500	7,500	62,000	112,500

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time being 2 years after vesting. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted until October 2, 2017, it is not possible to derive historical volatility from the Company’s own share price. The underlying expected volatility was therefore determined by using the historical volatility of similar listed entities as a proxy. The volatility percentage applied to each tranche is the average of the historical volatility of companies comparable to NuCana plc. In the year ended December 31, 2018, an employee remuneration expense, all of which related to equity-settled share-based payments, of £1.8 million (2017: £11.7 million) has been included in the statement of operations and credited to equity.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Share-based payments (continued)

The following principal assumptions were used in the valuation for 2019 share options.

	Options granted on
	Mar 13, 2019	May 15, 2019	Sept 11, 2019
Vesting dates	Mar 13, 2020	May 15, 2020	Sept 11, 2020
	Mar 13, 2021	May 15, 2021	Sept 11, 2021
	Mar 13, 2022	May 15, 2022	Sept 11, 2022
	Mar 13, 2023	May 15, 2023	Sept 11, 2023
Volatility	69.05%	69.08%	70.14%
Dividend yield	0%	0%	0%
Risk-free investment rate	0.85%	0.77%	0.44%
Fair value of option at grant date	£5.46	£6.07	£4.22
Fair value of share at grant date	£10.13	£11.26	£7.79
Exercise price at date of grant	£10.13	£11.26	£7.79
Lapse date	Mar 13, 2029	May 15, 2029	Sept 11, 2029
Expected option life (years)	4.50	4.50	4.50
Number of options granted	120,750	967,400	114,000

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time being 2 years after vesting. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted until October 2, 2017, it is not possible to derive historical volatility from the Company’s own share price. The underlying expected volatility was therefore determined by using the historical volatility of similar listed entities as a proxy. The volatility percentage applied to each tranche is the average of the historical volatility of companies comparable to NuCana plc. In the year ended December 31, 2019, an employee remuneration expense, all of which related to equity-settled share-based payments, of £3.2 million (2018: £1.8 million; 2017: £11.7 million) has been included in the statement of operations and credited to equity.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Leases

The Company has lease contracts solely for office space with lease terms of between two and five years. Generally, the Company is restricted from assigning and subleasing the leased assets. There are a number of lease contracts that include extension and termination options and variable lease payments, which are further discussed below.

Refer to Note 9 for the carrying amounts of right of use assets recognized and the movements during the period.

The carrying amounts of lease liabilities and the movements during the period are as follows:

2019
(in thousands)
£
Initial recognition at January 1, 2019	434
Additions	548
Re-measurement of liability	2
Accretion of interest	21
Payments	(197)
Effect of foreign currency exchange differences	(2)
At December 31, 2019	806

Classified as:
Current	268
Non-current	538
806

The maturity analysis of lease liabilities are as follows:

2019
(in thousands)
£
Contractual undiscounted payments
Not later than 1 year	293
Later than 1 year and not later than 3 years	400
Later than 3 years and not later than 5 years	167
Total contractual undiscounted payments	860
Less: effect of discounting	(54)
Discounted lease liabilities	806

The following are the amounts recognized in the statements of operations with respect to lease contracts:

	2019	2018	2017
	(in thousands)
	£	£	£
Depreciation expense of right of use assets under IFRS 16	193	—	—
Interest expense on lease liabilities (included in administrative expenses) under IFRS 16	21	—	—
Operating lease expense under IAS 17	—	150	182
Total amount recognized in statements of operations	214	150	182

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Leases (continued)

The Company had total net cash outflows for leases of £0.2 million in 2019. The Company also had non-cash additions to right of use assets and lease liabilities of £0.5 million in 2019.

The Company has one lease contract with variable payments where the lease costs after the first year of the lease are increased based upon a consumer price index. The lease liability for this lease was re-measured at December 31, 2019. All other lease contracts have fixed payments.

The Company has a number of lease contracts that include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align it with the Company’s business needs. None of the termination options are expected to be exercised. All of the extension options require a market rental review and the lease cost for the extension period will typically be set at the higher of either the current lease cost or the open market lease cost.

Based upon the current lease cost, the undiscounted future rental payments of potential extension options that are not included in the lease liability are as follows:

2019
(in thousands)
£
Extension options not expected to be exercised
Not later than 5 years	351
Later than 5 years	627
Total	978

15. Related party disclosures

Compensation of key management personnel of the Company

	2019	2018	2017
	(in thousands)
	£	£	£
Short-term employee benefits	1,686	1,687	1,184
Pension and other benefits	69	72	56
Share-based payments	1,976	893	11,230
	3,731	2,652	12,470

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting year related to key management personnel.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. Cash and cash equivalents

	2019	2018
	(in thousands)
	£	£
Cash and cash equivalents	51,962	76,972

Cash and cash equivalents comprise cash at banks with maturity of three months or less, which is subject to insignificant risk of changes in value. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.

Liquidity risk is minimal and is managed using deposits with immediate and varied fixed term dates.

17. Financial instruments risk management

The Company is exposed to market risk arising from exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in the two main currencies the Company operates in, placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of December 31, 2019, the Company had cash and cash equivalents of £52.0 million. As of December 31, 2018, the company had cash and cash equivalents of £77.0 million. Exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates. The Company’s surplus cash and cash equivalents are invested in interest-bearing accounts and certificates of deposit from time to time which earn interest at fixed or variable rates based on the terms agreed for each account. The Company has not entered into investments for trading or speculative purposes.

Financial assets subject to fixed or variable interest rates are as follows:

	2019	2018
	(in thousands)
	Carrying amount	Carrying amount
	£	£
Financial assets at fixed rates
Cash and cash equivalents	41,827	64,267
Financial assets at variable rates
Cash and cash equivalents	7,108	7,141
Non-interest bearing cash balances
Cash and cash equivalents	3,027	5,564

An increase in the bank interest rates by 0.5 percentage points would increase the net annual interest income applicable to the cash and cash equivalents by £244,674 (2018: £357,041).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. Financial instruments risk management (continued)

Currency Risk

The Company’s functional currency is U.K. pounds sterling, and our transactions are commonly denominated in that currency. However, a portion of expenses is incurred in other currencies, primarily U.S. dollars, and is exposed to the effects of this exchange rate. Since mid-2016, there has been significantly increased volatility in the exchange rate between the pound sterling and the U.S. dollar and an overall weakening of the pound sterling related to Britain’s exit from the European Union. Although the Company is based in the United Kingdom, it sources active pharmaceutical ingredient, raw materials, research and development, manufacturing, consulting and other services worldwide, including from the United States, the European Union and India.

Any weakening of the pound sterling against the currencies of such other jurisdictions makes the purchase of such goods and services more expensive for the Company. The Company seeks to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. The Company thus holds a significant portion of cash and cash equivalents in U.S. dollars and will therefore report the impact of exchange rates movements on these balances.

The Company does not use derivative instruments to manage exchange rate exposure.

Financial assets and liabilities in foreign currencies, primarily held in U.S. dollars, are as follows:

	2019	2018
	(in thousands)
	Carrying amount	Carrying amount
	£	£
Financial assets
Prepayments, accrued income and other receivables	2,174	1,477
Current income tax receivable	4	25
Cash and cash equivalents	28,980	44,018

Financial liabilities
Trade payables	549	1,192
Payroll taxes and social security	18	26
Lease liabilities	52	—
Accrued expenditure	989	1,391

A 1% increase in the value of the U.K. pound sterling relative to the U.S. dollar would reduce the carrying value of net financial assets and liabilities in foreign currencies by £295,498 (2018: £429,101).

Credit risk

The Company actively manages cash and cash equivalents across a number of banks and has deposits with different maturity dates. The Company monitors the credit rating of those banks.

All of the Company’s cash and cash equivalents at December 31, 2019 were held at U.K. and U.S. financial institutions with short-term A-rated credit ratings, as assessed by recognized international credit rating agencies.  As a result, no provision for expected credit losses has been recognized.

18. Events after the reporting period

There have been no significant changes to the Company’s circumstances since the year end.