Form 20-F
period 2020-12-31
NuCana plc
filed 2021-03-04
CIK 1709626

As filed with the Securities and Exchange Commission on March 4, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________________ to ______________________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 51,174,545 ordinary shares, par value £0.04 per share.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as at December 31, 2020, 2019, 2018, 2017, and 2016 and for the years ended December 31, 2020, 2019, 2018, 2017, and 2016 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).  The financial statement data as at December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and 2016 have been derived from our financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by IASB.

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

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains estimates and forward-looking statements, principally in the sections titled “Risk Factors,” “Operating and Financial Review and Prospects” and “Business.” Some of the matters discussed concerning our operations and financial performance include forward-looking statements and estimates within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements and estimates. Forward-looking statements include, but are not limited to, statements about:

•	the development of Acelarin, NUC-3373 and NUC-7738, including statements regarding the expected initiation, timing, progress and availability of data from our clinical trials;
•	the potential attributes and benefit of our ProTides and their competitive positions;
•	our ability to successfully commercialize our ProTides, if approved;
•	our estimates regarding expenses, capital requirements and our need for additional financing;
•	our ability to acquire or in-license new product candidates;
•	potential collaborations; and
•	the duration and strength of our patent portfolio.

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

None of the information provided on our website, in our press releases or public conference calls and webcasts or through social media is incorporated into, or deemed to be a part of, this Annual Report or in any other report or document we file with the SEC, and any references to such website is intended to be inactive textual references only.

v

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information
A.	Selected Financial Data

The following tables summarize our consolidated financial data as of the dates and for the periods indicated. The consolidated financial data as of and for the years ended December 31, 2020, 2019, 2018, 2017, and 2016 and have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standard Board, or IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report.

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands, except per share data)
Consolidated statement of operations and comprehensive loss data:
Research and development expenses	£(25,899)	£(19,728)	£(16,846)	£(17,673)	£(7,904)
Administrative expenses	(7,050)	(5,953)	(5,184)	(4,573)	(1,143)
Initial public offering related expenses	—	—	—	(1,794)	—
Net foreign exchange (losses) gains	(3,472)	(1,019)	2,902	(1,654)	599
Operating loss	(36,421)	(26,700)	(19,128)	(25,694)	(8,448)
Finance income	246	1,049	1,065	208	283
Loss before tax	(36,175)	(25,651)	(18,063)	(25,486)	(8,165)
Income tax credit	5,493	4,239	4,223	2,401	2,116
Loss for the year	(30,682)	(21,412)	(13,840)	(23,085)	(6,049)
Other comprehensive (expense) income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(12)	(11)	12	(8)	(2)
Total comprehensive loss for the year	£(30,694)	£(21,423)	£(13,828)	£(23,093)	£(6,051)

Basic and diluted loss per share	£(0.81)	£(0.66)	£(0.43)	£(0.89)	£(0.25)

	As of December 31,
	2020	2019	2018	2017	2016
	(in thousands)
Consolidated statement of financial position data:
Cash and cash equivalents	£87,356	£51,962	£76,972	£86,703	£19,990
Total assets	107,792	70,268	87,185	96,355	27,214
Share capital	2,047	1,299	1,289	1,272	663
Share premium	140,890	79,541	79,426	79,236	42,770
Accumulated deficit	(110,594)	(80,055)	(58,813)	(45,159)	(22,256)
Capital reserve (1)	42,466	42,466	42,466	42,466	—
Net assets/Total equity attributable to equity holders of the Company	99,230	63,522	81,594	93,420	25,241
Total liabilities	(8,562)	(6,746)	(5,591)	(2,935)	(1,973)

Number of shares	51,175	32,479	32,226	31,811	24,185

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

Summary of Risk Factors

An investment in our ADSs is subject to a number of risks, including risks related to our business and industry, risks related to development of our product candidates, and risks related to our ADSs. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this Annual Report for a more thorough description of these and other risks.

Risks Related to Our Business and Industry

•	We have incurred significant operating losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.
•

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

•	Our lack of any approved products and our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.
•	Our business could be significantly and adversely affected by the ongoing coronavirus outbreak.
•	Exchange rate fluctuations may adversely affect our results of operations and financial condition.

Risks Related to Development of Our Product Candidates

•	Initial success in the ongoing and completed early-stage clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.
•

Drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and may experience delays in obtaining, or ultimately be unable to obtain, the approval of our product candidates.

•

Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain ProTide candidates over other potential candidates and certain indications over other potential indications. These decisions may prove to have been wrong and may adversely affect our performance.

•	We may not be successful in our efforts to use and expand our technology platform to build a pipeline of additional ProTide candidates.

Risks Related to Marketing Approval of Our Product Candidates

•

If we are not able to obtain, or if there are delays in obtaining, required marketing approvals, we will not be able to commercialize our product candidates and our ability to generate revenue will be impaired.

•

Our product candidates may cause undesirable side effects that could delay or prevent their marketing approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

•

Any product candidate for which we obtain marketing approval will be subject to extensive post-marketing regulatory requirements and could be subject to post-marketing restrictions or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Risks Related to Our Dependence on Third Parties

•

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

•

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

•

If we fail to comply with our obligations under our license and collaboration agreement with Cardiff ProTides Ltd., we could lose rights to licensed and assigned intellectual property that are necessary for developing and commercializing Acelarin and other potential product candidates.

Risks Related to the Commercialization of Our Product Candidates

•

Even if any of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

•	We face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.
•	Even if we are able to commercialize any product candidates, such drugs may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies.

Risks Related to Our Intellectual Property

•

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

•	If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest, and our business may be adversely affected.
•

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

•	Our proprietary information, or that of our suppliers and any future collaborators, may be lost or we may suffer security breaches.

Risks Related to Employee Matters, Managing Growth and Other Risks Related to Our Business

•	We currently have a limited number of employees, and our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.
•

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

•	The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our ADSs.

Risks Related to the ADSs

•	The price of our ADSs may be volatile and may fluctuate due to factors beyond our control.
•

We will continue to incur increased costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

•

Certain of our existing shareholders, members of our board of directors and senior management maintain the ability to exercise significant control over us. Your interests may conflict with the interests of these existing shareholders.

•	Future sales, or the possibility of future sales, of a substantial number of our ADSs or ordinary shares could adversely affect the price of our ADSs.
•	Holders of our ADSs may be subject to limitations on transfer of their ADSs.

Risks Related to Our Business and Industry

We have incurred significant operating losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

We have incurred significant operating losses since our inception. We incurred net losses of £6.0 million for the year ended December 31, 2016, £23.1 million for the year ended December 31, 2017, £13.8 million for the year ended December 31, 2018, £21.4 million for the year ended December 31, 2019 and £30.7 million for the year ended December 31, 2020. As of December 31, 2020, we had an accumulated deficit of £110.6 million. Our most advanced product candidate, Acelarin, is currently being evaluated in a Phase 3 clinical trial for patients with biliary tract cancer and a Phase 3 clinical trial for patients with metastatic pancreatic cancer for which enrollment has been suspended. Our second most advanced product candidate, NUC-3373, is currently in a Phase 1 clinical trial for patients with advanced solid tumors and a Phase 1b clinical trial for patients with advanced colorectal cancer. Our third clinical-stage product candidate, NUC-7738, is currently in a Phase 1 clinical trial for patients with advanced solid tumors. It may be several years, if ever, before we have a product candidate ready for commercialization. To date, we have financed our operations primarily through public and private placements of our equity securities. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we:

•	continue development of our ProTides, including initiating additional clinical trials of Acelarin, NUC-3373 and NUC-7738;
•	complete preclinical studies and potentially initiate clinical trials of our preclinical-stage product candidates;
•	identify and develop new product candidates;
•	establish a robust supply chain for the manufacture of our product candidates in accordance with current good manufacturing practice, or cGMP;
•	seek marketing approvals for our product candidates that successfully complete clinical trials;
•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we obtain marketing approval;
•	pursue market acceptance of our product candidates in the medical community and with third-party payors;
•	maintain, expand and protect our intellectual property portfolio;
•	expand our headcount by recruiting personnel to drive our clinical development programs and effectively manage out-sourced development activities;
•	enter into collaboration arrangements, if any, for the development of our product candidates or in-license other products and technologies;
•	achieve milestones which will trigger payments under our license agreements;
•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

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

Although we have reached alignment with the FDA on the design of our NuTide:121 trial of Acelarin in combination with cisplatin in patients with advanced biliary tract cancer, the clinical data we generate from NuTide:121 may not be sufficient to support our strategy to submit an NDA for Acelarin for this indication using the accelerated or regular approval regulatory pathways. If we are unable to obtain accelerated or regular approval of the proposed drug product, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, reduce the likelihood of obtaining and/or delay the timing of obtaining, necessary marketing approvals. Even if the FDA grants accelerated or regular approval to Acelarin as a first-line treatment in biliary tract cancer, we may be requested to meet certain other post-marketing commitments such as post-marketing confirmatory trials and if this does not verify clinical benefit, or if other evidence demonstrates that the drug is not safe or effective for its conditions of use, among others, the FDA may seek to withdraw accelerated or regular approval.

Products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval from the FDA and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality. Discussions with the FDA about the feasibility of an accelerated approval typically begin early in the development of a new drug or biological product in order to identify, among other things, an appropriate surrogate or intermediate clinical endpoint. We intend to seek accelerated or regular approval for Acelarin in combination with cisplatin for patients with previously untreated locally advanced or metastatic biliary tract cancer using results from NuTide:121, our Phase 3 clinical trial. NuTide:121 is a global, multi-center, randomized Phase 3 trial that is expected to enroll up to 828 patients in approximately 130 sites across North America, Europe, Asia and Australia. We have designed the Phase 3 study protocol to include three interim analyses in addition to the final analysis. Based on discussions with the FDA and subject to any further regulatory guidance, we believe that a statistically significant improvement in objective response rate, or ORR, at either of the first two interim analyses, supported by positive trends in other clinical endpoints, could potentially allow for an accelerated approval of an NDA for Acelarin for this biliary tract cancer treatment use.

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

As of December 31, 2020, we had £87.4 million in cash and cash equivalents. We believe, based upon our current operating plan, that, our cash and cash equivalents on hand will be sufficient to fund our anticipated operations for at least the next twelve months. Our future capital requirements and the period for which we expect our existing resources to support our operations may vary significantly from what we expect. Our monthly spending levels vary based on new and ongoing research and development and other corporate activities. Because the length of time and activities associated with successful research and development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. In addition, our future capital requirements will depend on many factors, and could increase significantly as a result of many factors, including:

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

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. Moreover, recent shutdowns or slowdowns in normal agency work caused by the federal response to the COVID-19 public health emergency can increase the time needed for the agency to complete its review or make final approval or other administrative decisions. If a prolonged government shutdown or slowdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public market and obtain necessary capital in order to properly capitalize and continue our operations.

We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable United Kingdom tax legislation.

As a United Kingdom resident company, we are subject to U.K. corporate taxation. We have generated losses since inception. As of December 31, 2020, we had cumulative carry forward tax losses of £47.6 million. Subject to any relevant restrictions, including the Corporate Income Loss Restriction and the Corporate Capital Loss Restriction that, broadly, restrict the amount of carried forward losses that can be utilized to 50% of group profits or gains arising above £5.0 million per tax year, we expect these to be available to carry forward and offset against future operating profits.

As a company that carries out extensive research and development activities, we benefit from the United Kingdom research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and subcontract costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.68%. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. On October 29, 2018 the U.K. Government announced its intention to cap the amount of payable credit that a qualifying loss-making SME business can receive through R&D relief in any one year. Although the implementation of this measure has been delayed, the U.K. Government has now published draft legislation and intends to introduce, as part of the Finance Bill 2021, the cap on payable credit claims in excess of £20,000 with effect from April 2021 by reference to, broadly, three times the total Pay As You Earn (PAYE) and national insurance contributions (NICs) liability of the company. When such cap comes into force, then unless an exemption applies, this could restrict the amount of payable credit that we claim. Also, we may not be able to continue to claim payable research and development tax credits in the future because we may no longer qualify as a small or medium-sized company.

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

We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate or in the future into which we sell our products, could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheets, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations or may sell our products, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.

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

The outbreak of the novel strain of coronavirus, SARS-CoV-2, which causes COVID-19, could adversely impact our business, including our non-clinical studies and clinical trials.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus, SARS-CoV-2, which causes coronavirus disease 2019 (COVID-19), surfaced in Wuhan, China. Since then, COVID-19 has spread worldwide, including to the United Kingdom and the United States. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. In response to the spread of COVID-19, we have closed our offices, with our employees continuing their work outside of our offices, and restricted on-site staff to only those required to execute their job responsibilities.

As a result of the COVID-19 outbreak, or similar pandemics, we have and may in the future experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:

•	delays or difficulties in enrolling patients in our clinical trials;
•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
•

delays or disruptions in non-clinical experiments and investigational new drug application-enabling good laboratory practice standard toxicology studies due to unforeseen circumstances at contract research organizations and vendors along their supply chain;

•	increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting COVID-19, being forced to quarantine, or not wanting to attend hospital visits;
•

diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•

interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by national, state or local governments, employers and others or interruption of clinical trial subject visits and study procedures (particularly any procedures that may be deemed non-essential), which may impact the integrity of subject data and clinical study endpoints;

•	interruption or delays in the operations of the U.S. Food and Drug Administration, the European Medicines Agency or other foreign regulatory agencies, which may impact approval timelines;

•

interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in our supply chain or distribution vendors’ ability to ship product candidates; and

•

limitations on employee resources that would otherwise be focused on the conduct of our non-clinical studies and clinical trials, including because of sickness of employees or their families, the desire of employees to avoid contact with large groups of people, an increased reliance on working from home or mass transit disruptions.

These and other factors arising from the COVID-19 pandemic could worsen in countries that are already afflicted with COVID-19, could continue to spread to additional countries, or could return to countries where the pandemic has been partially contained, each of which could further adversely impact our ability to conduct clinical trials and our business generally, and could have a material adverse impact on our operations and financial condition and results.

In addition, the trading prices for our ADSs and for the securities of other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ADSs or such sales may be on unfavorable terms. The COVID-19 outbreak continues to rapidly evolve. The extent to which the outbreak may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, the continued imposition of travel restrictions and actions to contain the outbreak or treat its impact, such as social distancing and quarantines or lock-downs in the United Kingdom, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United Kingdom, the United States and other countries to contain and treat the disease.

Exchange rate fluctuations may adversely affect our results of operations and financial condition.

Owing to the international scope of our operations, fluctuations in exchange rates, particularly between the pound sterling and the U.S. dollar, may adversely affect us. Since the vote of a majority of the eligible members of the electorate in the United Kingdom to withdraw from the European Union in a national referendum held on June 23, 2016, referred to as “BREXIT,” there has been a significant increase in the volatility of the exchange rate between the pound sterling and the U.S. dollar. Although we are based in the United Kingdom, we source our active pharmaceutical ingredient, or API, and other raw materials and our research and development, manufacturing, consulting and other services worldwide, including from the United States, the European Union and India. Any weakening of the pound sterling against the currencies of such other jurisdictions makes the purchase of such goods and services more expensive for us. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates not only between the pound sterling and the U.S. dollar, but also the currencies of other countries, which may have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

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

Acelarin is currently being evaluated in a Phase 3 clinical trial for patients with biliary tract cancer and a Phase 3 clinical trial for patients with metastatic pancreatic cancer for which enrollment has been suspended. While Acelarin has shown high disease control rates and a favorable tolerability profile in early-stage trials, including in its dose-ranging Phase 1 trials, we may not see such favorable data in future clinical trials involving Acelarin. Similarly, favorable results obtained from our Phase 1 clinical trial of NUC-3373 in patients with advanced solid tumors and our Phase 1b clinical trial of NUC-3373 in patients with advanced colorectal cancer may not be replicated in any future clinical trials. In addition, data generated in these early stage Phase 1 trials in particular are not the basis on which marketing approval by the FDA or a comparable foreign regulatory authority would be sought. Furthermore, the results of our clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for marketing approval. Statistical significance means that an effect is unlikely to have occurred by chance. Clinical trial results are considered statistically significant when the probability of the results occurring by chance, rather than from the efficacy of the product candidate, is sufficiently low. There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies.

Preliminary and interim data from our clinical trials that we may announce or publish from time to time may change as patient enrollment continues, patient data are further examined and more patient data become available.

From time to time, we may announce or publish preliminary or interim data from our clinical studies, which include preliminary or interim data from our clinical trials, including those from the Phase 3 trial of Acelarin for patients with advanced biliary tract cancer, the Phase 3 trial of Acelarin for patients with metastatic pancreatic cancer for which enrollment has been suspended, the Phase 1 trial of NUC-3373 for patients with advanced solid tumors, the Phase 1b trial of NUC-3373 for patients with advanced colorectal cancer, the Phase 1 trial of NUC-7738 for patients with advanced solid tumors, and any future clinical trials of any of product candidates. Preliminary and interim data from a clinical trial are not always entirely representative of final data. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, patient data are further examined, more patient data become available, and we prepare and issue our final clinical study report. As a result, preliminary and interim data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the preliminary or interim data could significantly harm our business prospects.

We are relatively early in our development efforts. If we are unable to successfully develop and commercialize our product candidates or experience significant delays in doing so, our business will be harmed.

We currently do not have any products that have gained marketing approval. We have invested substantially all of our efforts and financial resources identifying and developing our ProTides, such as Acelarin, NUC-3373 and NUC-7738. Our ability to generate product revenues, which may not occur for several years, if ever, will depend on the successful development and eventual commercialization of our product candidates: Acelarin, for which a Phase 3 clinical trial for patients with biliary tract cancer is ongoing and a Phase 3 clinical trial for patients with metastatic pancreatic cancer for which enrollment has been suspended; NUC-3373, for which one Phase 1 trial and one Phase 1b trial are ongoing; and NUC-7738, for which one Phase 1 trial is ongoing. We currently do not generate any revenues from sales of any products, and we may never be able to develop or commercialize a marketable drug. Each of our product candidates will require development, management of development and manufacturing activities, marketing approval in multiple jurisdictions, obtaining manufacturing supply, building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenues from drug sales.

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

If we experience delays or difficulties in the enrollment of patients in clinical trials, our clinical trials, including those that may be caused by the ongoing COVID-19 pandemic, may be delayed or terminated. Any delays in completing our clinical trials will increase our costs, delay or prevent our product candidate development and approval process, and jeopardize our ability to commence product sales and generate revenue.

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and may experience delays in obtaining, or ultimately be unable to obtain, the approval of our product candidates.

The risk of failure in drug development is high. Acelarin is currently being studied in a Phase 3 clinical trial for patients with biliary tract cancer and a Phase 3 clinical trial for patients with metastatic pancreatic cancer for which enrollment has been suspended, NUC-3373 is currently being studied in one Phase 1 trial and one Phase 1b trial, and NUC-7738 is in a Phase 1 trial. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in patients. Clinical trials are expensive, difficult to design and implement and can take several years to complete, and their outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Further, the results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates. Clinical trials may be delayed, suspended or prematurely terminated because costs are greater than we anticipate or for a variety of reasons, such as:

•	the COVID-19 pandemic, which may affect the ability to initiate and/or complete preclinical studies or conduct ongoing clinical trials, and may delay initiation of planned and future clinical trials;
•	delay or failure in reaching agreement with the FDA, the EMA or a comparable foreign regulatory authority on a trial design that we are able to execute;
•	delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;
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

The regulatory environment surrounding information security and privacy is increasingly demanding, and these laws and regulations are increasing in complexity and number, and may change frequently and sometimes conflict. We are subject to numerous regulations governing the protection of personal and confidential information of our clinical trial subjects, clinical investigators, and employees, including in relation to medical records, credit card data and financial information, which encompass state privacy and confidentiality laws (including state laws requiring disclosure of breaches), federal and state consumer protection and employment laws, HIPAA, and European and other foreign data protection laws. For example, on May 25, 2018, the European General Data Protection Regulation, or GDPR, became applicable in all E.U. member states and member states of the European Economic Area, or E.E.A. Following the U.K.’s withdrawal from the E.U. on January 31, 2020, and the end of the transition period on December 31, 2020, the data protection obligations of the GDPR continue to apply to U.K.-related processing of personal data in substantially unvaried form and fashion (retained in U.K. law as the “U.K. GDPR”).

We are subject to the GDPR and/or U.K. GDPR when conducting clinical trials involving U.K. or E.E.A. based data subjects (whether the trials are conducted directly by us or through a clinical vendor or collaborator) or offering approved products (or any other products or services) to U.K. or E.E.A. based data subjects (regardless of whether involving a U.K. or E.E.A. based subsidiary or operations), when monitoring of their behavior of data subjects in the U.K. or E.E.A. and/or when acting through a U.K. or E.E.A. based subsidiary, operation or other establishment.

The GDPR (and U.K. GDPR) sets out a number of requirements that must be complied with when handling personal data (i.e. data relating to an identified or identifiable living individual) in these circumstances, including: the obligation to appoint data protection officers in certain circumstances; increased accountability and record-keeping obligations; increased transparency obligations for data controllers; the obligation to carry out so-called data protection impact assessments in certain circumstances; increased rights for data subjects (such as rights for individuals to be “forgotten”, rights to data portability, rights to object etc.); a heightened and more-codified standard of data subject consent; and the obligation to notify certain significant personal data breaches to the relevant Supervisory Authority(ies) and affected individuals. In addition, the GDPR materially expanded the definition of what is expressly provided to constitute personal data (including, for example, by expressly clarifying that the GDPR applies to ‘pseudonymized’ (i.e., key-coded) data).

The GDPR and U.K. GDPR also impose strict rules on the transfer of personal data out of the E.E.A and U.K. to U.S. and other Third Countries. Recent legal developments in the E.U. have created further complexity and uncertainty regarding transfers of personal data from the E.E.A and U.K. to the U.S., e.g. on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-U.S. Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the E.E.A and U.K. to U.S. entities who had self-certified under the Privacy Shield. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on those clauses alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses can/cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints, and/or regulatory scrutiny, investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results and generally increase compliance risk.

As a result of the Trade and Cooperation Agreement agreed between the E.U. and U.K. on December 24, 2020, data transfers from the E.E.A. into the U.K. can continue, without restriction, for a further transitional period of four months (extendable to six months unless a party objects). It is hoped that this period will allow time for the European Commission to adopt an ‘adequacy decision’ in respect of the U.K., allowing the unrestricted transfer of personal data long-term. However, this adequacy decision is not guaranteed, and so the expiry of the transitional period on the April 30, 2021 or June 30, 2021 may necessitate additional compliance costs and could increase our overall risk.

The GDPR also provides that E.E.A. member states may make their own further laws and regulations to introduce specific requirements related to the processing of: “special categories of personal data”, including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offences or convictions — for example, in the U.K., the Data Protection Act 2018 complements the GDPR in this regard in the U.K. This fact may lead to greater divergence on the law that applies to the processing of such data types across the E.E.A. and U.K., compliance with which as and where applicable may increase our costs and could increase our overall risk.

During the further four to six month transitional period agreed between the E.U. and the U.K. under the Trade and Cooperation Agreement, the U.K. is prohibited from making changes to the U.K. rules on personal data transfers. This aside, however, following December 31, 2020, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law between the U.K. and E.U. Any changes relating to the U.K. and E.U. position regarding aspects of data protection law may lead to additional compliance costs and could increase our overall risk.

These laws and regulations are increasing in complexity and number, and new regulatory guidance and case law means the regulatory landscape changes frequently. Complying with these numerous, complex and often changing regulations is expensive and difficult. Failure by us, any partners, our service providers, or our employees or contractors to comply with the GDPR could result in regulatory investigations, enforcement notices and/or fines of up to the higher of €20 million or up to 4% of our total worldwide annual turnover. Further, following the withdrawal of the U.K. from the E.U. and the end of the transition period, we now have to comply with the GDPR and U.K. GDPR separately, each regime separately having the ability to fine up to the higher of €20 million / £17.5 million or 4% of global turnover. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by non-compliant actors.

In addition to the foregoing, a breach of privacy laws or data security laws, particularly those resulting in a significant security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on our business, reputation and financial condition. In addition, widely publicized security breaches are increasingly being followed in the E.U. by large ‘class action’ style claims, which could result in significant liability for compensation and legal fees. As a data controller, we are accountable for any third-party service providers we engage to process personal data on our behalf, including our CROs. We attempt to mitigate the associated risks by performing security assessments and due diligence of our vendors and requiring all such third-party providers with data access to sign agreements, and obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines, penalties and/or other enforcement actions outlined above.

We strive to comply with all applicable laws, but they may conflict with each other, and by complying with the laws or regulations of one jurisdiction, we may find that we are violating the laws or regulations of another jurisdiction. Despite our efforts, we may not have fully complied in the past and may not in the future. If we become liable under laws or regulations applicable to us, we could be required to pay significant fines and penalties (including those described above), our reputation may be harmed and we may be forced to change the way we operate. That could require us to incur significant expenses or to discontinue certain services, which could negatively affect our business.

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

The process of obtaining marketing approvals, both in the United States and abroad, is expensive and takes several years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction. We have limited experience in planning and conducting the clinical trials required for marketing approvals, and we expect to rely on third-party contract research organizations, or CROs, to assist us in this process. Obtaining marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process, and in many cases the inspection of manufacturing facilities by the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. Because a number of our clinical trials will be in combination with other approved therapies, there may also be undesirable or unintended side effects, toxicities or other characteristics resulting from the other therapy or from its combination with our product candidate. In addition, because our product candidates are transformations of nucleoside analogs, including those that are approved chemotherapeutic agents and those that have never been approved as chemotherapeutic agents, our product candidates could be negatively impacted by the identification of any new undesirable or unintended side effects, toxicities or other characteristics in such existing nucleoside analogs, in particular in those that have never been approved as chemotherapeutic agents. Although we use the proprietary name Acelarin for our product candidate NUC-1031, we have not obtained any conditional approval of this proprietary name and any goodwill or recognition that we accrue during development of the product candidate may be lost if we are required to select a different proprietary name in the course of obtaining regulatory approval, if such approval occurs at all.

Regulatory authorities have substantial discretion in the new drug approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical studies or clinical trials. Our product candidates could be delayed in receiving, or fail to receive, marketing approval for many reasons, including the following:

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

In addition, even if we were to obtain approval, regulatory authorities may approve our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, may approve a product candidate with restrictions on distribution or other REMS elements, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could harm the commercial prospects for our product candidates.

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

We do not currently have Fast Track Designation for any of our product candidates but may seek such designation in the future. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track Designation. The FDA has broad discretion whether to grant this designation. Even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Many drugs that have received Fast Track Designation have failed to obtain drug approval.

Acelarin has been granted orphan drug designation by the FDA and European Commission for the treatment of biliary tract cancer. We may be unable to maintain the benefits associated with orphan drug designation for Acelarin in this indication, including the potential for orphan drug exclusivity, or the requirements for being granted marketing exclusivity may change in the future.

Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the EMA’s Committee for Orphan Medicinal Products, or COMP, recommends the grant of orphan drug designation by the European Commission to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product or where there is no satisfactory method of diagnosis, prevention or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

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

In June 2019, the FDA granted orphan drug designation for Acelarin for the treatment of biliary tract cancer. In March 2020, the European Commission granted orphan drug designation for Acelarin for the treatment of biliary tract cancer. We may seek orphan drug designation for other product candidates in the future. Orphan drug exclusivity may not effectively protect the product from competition in the United States because different drugs can be approved for the same condition. Even after an orphan drug is approved and granted exclusivity, the FDA and European Commission can subsequently approve the same or a similar drug for the same condition during the exclusivity period if the FDA or the European Commission concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

There have been legal challenges to aspects of the FDA’s regulations and policies concerning the exclusivity provisions of the Orphan Drug Act, and future challenges could lead to changes that affect the protections afforded our products in ways that are difficult to predict. For example, in 2014, a U.S. district court invalidated the FDA’s denial of orphan exclusivity to an orphan designated drug, which the FDA had based on its determination that the drug was not proven to be clinically superior to a previously approved “same drug.” In response to the decision, the FDA released a policy statement stating that the court’s decision is limited just to the facts of that particular case and that the FDA will continue to deny orphan drug exclusivity to a designated drug upon approval if the drug is the “same” as a previously approved drug, unless the drug is demonstrated to be clinically superior to that previously approved drug. Similar legal challenges have been filed against the agency’s administrative decisions since that time. The Consolidated Appropriations Act, 2021, signed into law by President Trump on December 27, 2020 includes, among other things, an amendment to the Orphan Drug Act related to the requirement to demonstrate clinical superiority of certain designated orphan drugs. In the future, there is the potential for additional legal challenges and legislative or regulatory changes to the FDA’s orphan drug regulations and policies, and it is uncertain how ongoing and future challenges might affect our business.

Any product candidate for which we obtain marketing approval will be subject to extensive post-marketing regulatory requirements and could be subject to post-marketing restrictions or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

If the FDA or a comparable foreign regulatory authority approves any of our product candidates, activities such as the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The FDA or a comparable foreign regulatory authority may also impose requirements for costly post-marketing preclinical studies or clinical trials and surveillance programs to monitor the safety or efficacy of the product. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding use of their products, and if we promote our products beyond their approved indications or in a way that is inconsistent with the FDA-approved labeling, we may be subject to enforcement actions or prosecution arising from that off-label promotion. Violations of the Federal Food, Drug, and Cosmetic Act relating to the promotion of prescription drugs may also lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws.

Drug manufacturers and manufacturers’ facilities are also required to continuously comply with FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations and corresponding foreign regulatory manufacturing requirements. As such, we and our third-party suppliers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA or other marketing authorization application.

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

The FDA’s or other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained.

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

•

the federal physician payment transparency requirements under the Physician Payments Sunshine Act, enacted as part of the ACA, require manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value to physicians and teaching hospitals, and certain advanced non-physician health care practitioners and the ownership and investment interests of physicians and their immediate family members in such manufacturers;

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

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion of our products from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and the curtailment or restructuring of our operations. In addition, if any of the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

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

We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs. For example, the ACA, enacted in March 2010, was expected to have a significant impact on the health care industry and result in expanded coverage for the uninsured. With regard to pharmaceutical products, among other things, ACA was expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare Part D program. We cannot predict the impact of ACA on pharmaceutical companies as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet occurred. There remain judicial and Congressional challenges to certain aspects of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA were signed into law, and one of these laws was subject to federal judicial review. The subject tax was ruled unconstitutional, and on March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review that ruling and allocated one hour for oral arguments, which occurred on November 10, 2020. A decision from the Supreme Court is with a ruling from the Court expected in spring 2021. It is unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA, the pharmaceutical industry generally, and our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These new laws may result in additional reductions in Medicare and other healthcare funding. For example, as a result of the Budget Control Act of 2011, providers are subject to Medicare payment reductions of 2% per fiscal year through 2030 unless additional Congressional action is taken. The Coronavirus Aid, Relief and Economic Security Act, or CARES Act, which was signed into law in March 2020 and is designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2030. The 2021 Consolidated Appropriations Act was subsequently signed into law on December 27, 2020 and extends the CARES Act suspension period to March 31, 2021.

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

At the federal level, Congress has been considering ways to decrease drug prices and increase access to drugs. Although a number of the considered measures may require additional authorization to become effective, Congress has indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. In July 2020, under the prior administration of President Trump, four executive orders were announced relating to prescription drug pricing, including a policy that would tie Medicare Part B drug prices to international drug prices; one that directed HHS to finalize the Canadian drug importation proposed rule previously issued by HHS (which the FDA finalized in September 2020; those new regulations became effective on November 30, 2020, although the impact of such future programs is uncertain and lawsuits have been filed challenging the government’s authority to promulgate them) and made other changes allowing for personal importation of drugs from Canada; one that directed HHS to finalize the rulemaking process on modifying the anti-kickback law safe harbors for plans, pharmacies, and pharmaceutical benefit managers after HHS confirms that the action is not projected to increase federal spending, Medicare beneficiary premiums, or patients’ total out-of-pocket costs (which HHS finalized in November 2020); and one that reduces costs of insulin and epinephrine auto-injectors to patients of federally qualified health centers.  President Trump had also issued another executive order on September 13, 2020 that directed HHS to undertake rulemaking in order to test an international reference pricing model for prescription drug products, which was also implemented by HHS and then challenged in federal court by industry groups in December 2020.  The probability of success of these policies and their impact on the U.S. prescription drug marketplace is unknown.  In particular, given the transition to President Biden’s administration on January 20, 2021, there are likely to be continued political and legal challenges associated with implementing these reforms as they were originally envisioned.

In addition, individual states in the U.S. have also passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmaceutical benefit managers (“PBMs”) and other members of the health care and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or E.U. member state level may result in significant additional requirements or obstacles that may increase our operating costs.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we will receive for any approved product. Any reduction in payments from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize any of our products for which we receive marketing approval. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic. For example, on August 6, 2020, President Trump issued an executive order that instructs the federal government to develop a list of “essential” medicines and then buy them and other medical supplies from U.S. manufacturers instead of from companies around the world, including China. The order is meant to reduce regulatory barriers to domestic pharmaceutical manufacturing and catalyze manufacturing technologies needed to keep drug prices low and the production of drug products in the United States. In response to the directive from the White House, the FDA published a list of 227 drug and biological product essential medicines and medical countermeasures on October 30, 2020.

Legislative and regulatory proposals have also been made in recent years to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed or what the impact of such changes on the marketing approvals, if any, of our product candidates, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing conditions and other requirements.

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

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or the Bribery Act, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, soliciting, requesting, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to or from persons in the public or private sector to obtain or retain business or gain some other business advantage.

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

Compliance with the Bribery Act, the FCPA and these other laws is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, anti-corruption laws present particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials under anti-corruption laws. Certain payments to health care providers in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to enforcement actions.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States and the United Kingdom, and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. Such Trade Control laws include restrictions or prohibitions on the sale or supply of certain products and services to embargoed countries or sanctioned countries, governments, persons and entities.

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

Although we intend to design the clinical trials for our product candidates, CROs and individual site investigators will administer the clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, will be outside of our direct control. Our reliance on third parties to conduct future clinical trials will also result in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

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

We have entered into a research, collaboration and license agreement with Cardiff University and University College Cardiff Consultants Ltd., or Cardiff Consultants, for the design, synthesis, characterization and evaluation of ProTides, with the results of such research assigned to us and other intellectual property of Cardiff University and Cardiff Consultants exclusively licensed to us for use for all purposes related to selected ProTides and the nucleoside family of the selected ProTides. We are significantly reliant on this collaboration for the generation of additional potential product candidates and on the scientists employed by Cardiff University and Cardiff Consultants to perform such research. We have limited control over the amount and timing of resources that our collaborators dedicate to the development of ProTides and our ability to generate potential additional ProTides from these arrangements will depend on our and our collaborators’ abilities to successfully perform the functions assigned to each of us in these arrangements. In addition, our collaborators have the ability to abandon research or development projects and terminate applicable agreements. If we breach any of our obligations under this agreement, Cardiff University and Cardiff Consultants may have the right to terminate the agreement, which would result in a significant reduction in our ability to develop additional ProTides, and in our being unable to develop, manufacture and sell products that are covered by the licensed intellectual property, or in a competitor’s gaining access to the licensed intellectual property. In December 2020, we amended our agreement to expire at the end of 2021, which amendment provides for an option to extend the agreement for further periods thereafter upon written agreement by both parties. See “Collaboration and License Agreements–Cardiff University License” in this Annual Report for more information on the terms of our agreement. Any expiration of this agreement could also result in a significant reduction in our ability to develop additional ProTides.

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

We currently have no marketing capability or sales force, but we intend to commercialize or participate in the commercialization of our product candidates for which we receive regulatory approval in major markets, such as the US and Europe.  This may necessitate building a specialized sales force and other commercial capabilities in such markets. To achieve commercial success for any approved product candidate for which we retain sales and marketing responsibilities, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any drug launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

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

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop. If we are unable to obtain adequate insurance or are required to pay for liabilities resulting from a claim excluded from, or beyond the limits of, our insurance coverage, a material liability claim could adversely affect our financial condition.

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

Biopharmaceutical drug development is inherently uncertain in a rapidly evolving technological environment such as ours in which there may be numerous patent applications pending in multiple jurisdictions at any given time, many of which are confidential when filed, with regard to the same or similar technologies. Any patents issued to third parties may contain claims that conflict with our patents and that may place restrictions on the commercial viability of our products and technologies. For example, we are aware of several issued, allowed or pending patent applications in several countries, including the United States, filed by BrightGene Bio-Medical Technology Co., Ltd., a pharmaceutical company based in Suzhou, China, directed to a process for the manufacture of Acelarin that is currently used by us to manufacture clinical trial supplies of Acelarin for human studies. We are currently exempt from any patent infringement allegations during the clinical trials in key jurisdictions. While we believe that BrightGene’s process patent filings are invalid over third party patent filings prior to BrightGene’s filing dates and are currently challenging or intend to challenge these filings, such filings could compel us to engage in costly patent litigation or certain other administrative proceedings before the USPTO, in U.S. federal courts, or in the courts or patent offices of other countries. If unsuccessful, the maintenance of any of the process patents in relevant jurisdictions could require us to either obtain a license, which may not be available at all or on reasonable terms, or to change our process of manufacture. These activities could result in substantial cost to us and could result in diversion of the efforts of our management and technical personnel.

In addition, BrightGene has also pursued patent claims to the composition of matter of Acelarin in the United States and several other foreign countries. We believe that their claims to the composition of matter of Acelarin are invalid as a result of our earlier patent filings and we have successfully challenged patent applications containing such claims in the United States and other jurisdictions.  Patents have been issued to BrightGene with composition of matter claims directed to Acelarin in Japan and Canada and we are taking appropriate steps to challenge these patent rights.  To address these patents in Japan and Canada, and any equivalent patents that may be issued in other jurisdictions, may require oppositions, patent litigation or other administrative proceedings as necessary, which may be costly and time-consuming. If we do not choose to challenge any such granted patent, then there is the possibility of a patent infringement lawsuit by BrightGene, which may also be costly and time-consuming for us to challenge in order to establish our ownership of the rights. These activities could also result in substantial cost to us and could result in significant diversion of the efforts of our management and technical personnel.

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

The FTC has brought a number of lawsuits in federal court in the past few years to challenge Hatch-Waxman ANDA litigation settlements between innovator companies and generic companies as anti-competitive. The FTC has taken an aggressive position that anything of value is a payment, whether money is paid or not. Under their approach, if an innovator as part of a patent settlement agrees not to launch or delay launch of an authorized generic during the 180-day period granted to the first generic company to challenge an Orange Book-listed patent covering an innovator drug, or negotiates a delay in entry without payment, the FTC may consider it an unacceptable reverse payment. The biopharmaceutical industry argues that such agreements are rational business decisions to dismiss risk and are immune from antitrust attack if the terms of the settlement are within the scope of the exclusionary potential of the patent. In 2013, the U.S. Supreme Court, in a five-to-three decision in FTC v. Actavis, Inc., rejected both the biopharmaceutical industry’s and FTC’s arguments with regard to so-called reverse payments, and held that whether a “reverse payment” settlement involving the exchange of consideration for a delay in entry is subject to an anticompetitive analysis depends on five considerations: (a) the potential for genuine adverse effects on competition; (b) the justification of payment; (c) the patentee’s ability to bring about anticompetitive harm; (d) whether the size of the payment is a workable surrogate for the patent’s weakness; and (e) that antitrust liability for large unjustified payments does not prevent litigating parties from settling their lawsuits, for example, by allowing the generic to enter the market before the patent expires without the patentee’s paying the generic. Furthermore, whether a reverse payment is justified depends upon its size, its scale in relation to the patentee’s anticipated future litigation costs, its independence from other services for which it might represent payment, as was the case in Actavis, and the lack of any other convincing justification. The Court held that reverse payment settlements can potentially violate antitrust laws and are subject to the standard antitrust rule-of-reason analysis, with the burden of proving that an agreement is unlawful on the FTC and leaving to lower courts the structuring of such rule of reason analysis. If we are faced with drug patent litigation, including Hatch-

Waxman litigation with a generic company, we could be faced with such an FTC challenge based on that activity, including how or whether we settle the case, and even if we strongly disagree with the FTC’s position, we could face a significant expense or penalty.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest, and our business may be adversely affected.

NuCana® and Acelarin® are our registered trademarks and ProTidesTM is our trademark. Any additional trademark applications in the United States, Europe and in other foreign jurisdictions where we may file may not be allowed or may subsequently be opposed. Once filed and registered, our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Moreover, there can be no guarantee that FDA will approve the use of our current trade name “Acelarin” as part of our first NDA submission, which would require us to develop a different proprietary name for the drug product that could meet the agency’s standards related to reducing the risk of medication errors and other regulatory considerations (and take additional measures under trademark law to protect such new proprietary name). As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our business, financial condition, results of operations, or prospects.

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

We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights covering our products and technology, including interference or derivation proceedings before the USPTO, in U.S. federal courts, or in the courts or patent offices of other countries. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, including against our product candidates themselves, our formulation and manufacturing processes or our drug administration methods. In particular, because Acelarin and NUC-3373 are transformations of widely used approved chemotherapeutic agents, there is significant intellectual property held by third parties with respect to the formulation and manufacturing of those existing agents, which may increase the risk that such third parties allege infringement by us in the formulation and manufacture processes of our product candidates. Furthermore, if any of our future ProTides are transformations of an existing chemotherapeutic agent that remains on patent, we could be subject to claims of infringement by the holder of such patents.

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

Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable, generally expensive and time consuming and is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. Furthermore, because of the discovery that is required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ADSs. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

In 2018, we were granted a European patent from the European Patent Office (EPO), EP 2955190, that covers the composition of matter of a small genus of phosphoramidate nucleotide compounds that includes sofosbuvir, sold under the brand name Sovaldi®, a leading drug for the treatment of hepatitis C sold by Gilead Sciences, Inc. Sofosbuvir and our drug Acelarin share a similar chemical structure, and sofosbuvir is covered by the claims in our patent, which predates Gilead’s patent on sofosbuvir by several years. Later in 2018, Gilead filed an Opposition to our patent at the EPO in an attempt to revoke it. In February 2021, the Opposition Division of the European Patent Office, or EPO, upheld our European Patent 2955190.  This determination by the Opposition Division remains subject to potential appeal by Gilead to the EPO Technical Boards of Appeal.  Later in February 2021, Gilead Sciences, Inc. and Gilead Sciences Limited filed a lawsuit against us in the Patents Court of the High Court of Justice of England and Wales requesting revocation of the UK part of that same European patent. There can be no assurance as to the outcome of any such future proceedings or litigation. The appeal of the decision upholding our patent by the EPO Opposition Division, the litigation in the UK Patents Court with Gilead, and potential future infringement or validity litigation in Europe with Gilead may subject us to significant legal expense and may be a distraction to management. See “Business – Legal Proceedings” for further discussion of these matters.

We may not have sufficient financial or other resources to adequately conduct any such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or successfully challenging our intellectual property rights.

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

We are a clinical development-stage company, and, as of December 31, 2020, had 29 employees, including two executive officers. We are highly dependent on the research and development, clinical and business development expertise of Hugh S. Griffith, our Chief Executive Officer, as well as the other principal members of our management team and our collaborators’ scientific and clinical team. Although we have entered into service agreements with our executive officers, each of them may at any time serve notice to terminate their employment with us. Other than for Mr. Griffith, we do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we or our collaborators are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

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

On January 31, 2020, the United Kingdom left the European Union on the terms of a withdrawal agreement, which included a transitional arrangement governing the U.K.-E.U. relationship during a transition period from January 31, 2020 to December 31, 2020 (the “Transition Period”). On December 24, 2020, the U.K. and E.U. negotiators agreed on the terms of, amongst other agreements, a Trade and Cooperation Agreement (the “TCA”), which would govern the future relationship between the United Kingdom and the European Union. On December 31, 2020, the Transition Period ended, and the UK Parliament enacted the European Union (Future Relationship) Act 2020 which implemented the terms of the TCA. The TCA provides zero tariff/zero quota trade in goods between the United Kingdom and E.U. Member States, and commitments from the United Kingdom and the European Union to maintain common high standards across a number of areas, such as intellectual property, competition and taxation, as well as a number of other benefits, such as the U.K.’s continued access to the Horizon Europe research programme. However, the United Kingdom’s departure from the European Union single market has resulted in substantial changes for U.K. businesses, including an end to the free movement of persons, goods and services between the United Kingdom and the European Union, and the loss of a number of other benefits afforded to citizens and businesses in the United Kingdom and the European Union prior to BREXIT, such as the mutual recognition of professional qualifications, or passporting for financial services. Furthermore, as the United Kingdom is no longer subject to European Union law, or the jurisdiction of the European Court of Justice, there will be increasing scope for divergence between United Kingdom and E.U. Member States’ laws and regulations, including the application, interpretation and enforcement of the body of European Union law which has been retained by the United Kingdom.

These developments, and the uncertainty up to the end of 2020 surrounding the terms on which the United Kingdom would withdraw from the European Union single market, and the continued uncertainty around some of the detailed provisions which apply post-BREXIT, have had and may continue to have a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Furthermore, these developments may also have a significant effect on our ability to attract and retain employees, including scientists and other employees who are important for our and our collaborators’ research and development efforts.

If Scotland decides to secede from the United Kingdom, our business may be adversely affected.

We are headquartered in Scotland. A referendum on Scottish independence from the United Kingdom took place on September 18, 2014, the result of which was that Scotland remained part of the United Kingdom. There may in the future be a second referendum on Scottish independence from the United Kingdom. Any such referendum, even if it again ultimately resulted in Scotland remaining part of the United Kingdom, could lead to uncertainty and disrupt the markets in which we operate, and might cause us to lose potential customers, suppliers, collaborators and employees, including scientists and other key employees employed by us or our collaborators. In the event that Scotland determined to secede from the United Kingdom, the changes that would result are impossible to predict with certainty at present, and would depend on post-referendum negotiations and agreements between the Scottish Government and other organizations at the UK and, potentially, the EU level.  Independence could result in changes in the monetary system, currency, taxation, regulatory and legal framework, and membership of the European Union. Some possible outcomes of independence could significantly impact our costs, including levels of taxation applicable to us, and have an adverse effect on our business, financial condition and results of operations in the future.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For example, the 2008 global financial crisis and the ongoing COVID-19 pandemic each caused volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as resulted from each of the 2008 global financial crisis and the ongoing COVID-19 pandemic, could result in a variety of risks to our business, including our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption.

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

Since the ADSs were sold in our initial public offering in October 2017 at a price of $15.00 per ADS, the closing price per ADS has ranged as low as $3.81 and as high as $32.00 through March 1, 2021. The market price of our ADSs may fluctuate significantly due to a variety of factors, many of which are beyond our control, including:

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

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an EGC we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. We could be an EGC until the last day of 2022, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ADSs and ordinary shares held by non-affiliates exceeds $700 million as of the end of our second fiscal quarter before that time, in which case we would no longer be an EGC as of the following December 31st (the last day of our fiscal year). To prepare for compliance with Section 404, once we no longer qualify as an EGC, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Certain of our existing shareholders, members of our board of directors and senior management maintain the ability to exercise significant control over us. Your interests may conflict with the interests of these existing shareholders.

As of December 31, 2020, our senior management, board of directors and greater than 5% shareholders and their respective affiliates, in the aggregate, owned 59.7% of our ordinary shares (including ordinary shares in the form of ADSs). These shareholders, either alone or voting together as a group, may be in a position to determine or significantly influence the outcome of decisions taken at any general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of board members, certain decisions relating to our capital structure and the approval of certain significant corporate transactions. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ADSs.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2021 (the end of our next second fiscal quarter), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2022. In order to maintain our current status as a foreign private issuer, either (a) a majority of our voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

Generally, if for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets, and the characterization of our income, including whether certain research and development tax credits received from the government of the United Kingdom will constitute gross income, and if they do, whether they will constitute passive income for purposes of the PFIC income test) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In addition, for purpose of the PFIC asset test, the value of our assets will depend in part on the market price of our ordinary shares, which may fluctuate significantly. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2021. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of the taxable year and involves extensive factual and legal investigation. Accordingly, there can be no assurance that we will not be considered a PFIC for our current taxable year ending December 31, 2021 or any future taxable year.

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

Overview

We are a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. Our most advanced ProTide candidates, Acelarin® and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in a Phase 3 clinical trial for patients with biliary tract cancer, and a Phase 3 clinical trial for patients with metastatic pancreatic cancer for which enrollment has been suspended. NUC-3373 is currently in a Phase 1 clinical trial in patients with advanced solid tumors and a Phase 1b clinical trial in patients with advanced colorectal cancer. Our third ProTide, NUC-7738, is a transformation of a novel nucleoside analog (3’-deoxyadenosine) that has never been successfully developed or approved as a chemotherapy but has shown potent anti-cancer activity in preclinical studies. We are evaluating NUC-7738 in a Phase 1 clinical trial for patients with advanced solid tumors. We have retained worldwide rights to these lead product candidates as well as our preclinical product candidates, all of which we refer to as ProTides.

Acelarin, our most advanced product candidate, is a potential first-in-class ProTide that has been evaluated in over 400 patients. Acelarin is a ProTide transformation of gemcitabine that we believe could replace gemcitabine in certain cancer indications and have utility across a range of other cancers. In a Phase 1 dose-ranging trial in 49 evaluable patients with advanced metastatic solid tumors, Acelarin was well tolerated, achieved a 78% disease control rate and was associated with intracellular levels of active anti-cancer metabolite over 200 times higher than those reported for gemcitabine. A subset of 14 evaluable patients with relapsed/refractory gynecological cancers achieved a 93% disease control rate. In a Phase 1b dose-ranging trial in 23 evaluable patients with recurrent ovarian cancer, Acelarin was combined with carboplatin and achieved a 96% disease control rate. Based on these disease control rates and the tolerability profile observed in the ovarian cancer patient population, a Phase 1b trial of Acelarin was conducted in patients with locally advanced or metastatic biliary tract cancers to determine the optimal dose in combination with cisplatin. The final results of this trial (ABC-08) have been published in The Oncologist. In 16 evaluable patients, the overall response rate, or ORR, was 44%. By comparison, in the ABC-02 trial, which led to gemcitabine plus cisplatin becoming the current global standard of care for the first-line treatment of patients with advanced biliary tract cancer, an ORR of 26% was achieved in the evaluable population. Responses were observed across all five biliary tract cancer subtypes following treatment with Acelarin plus cisplatin and one patient had a complete response, which is a rare occurrence in the treatment of patients with biliary tract cancer. The investigators also highlighted the favorable safety profile of Acelarin in combination with cisplatin in patients with biliary tract cancer.

In June 2019, the FDA granted orphan drug designation for Acelarin for the treatment of advanced biliary tract cancer. In addition, EMA granted orphan drug designation for Acelarin for the treatment of advanced biliary tract cancer in February 2020.  In October 2019, the FDA cleared the IND for our Phase 3 clinical trial, also known as the NuTide:121 trial, of Acelarin in combination with cisplatin for patients with previously untreated locally advanced or metastatic biliary tract cancer. We expect to enroll a sufficient number of patients in 2021 to enable the first interim analysis in 2022.  We believe Acelarin in combination with cisplatin has the potential to significantly improve the survival outcomes of patients with advanced biliary tract cancer. If approved, our goal is to establish Acelarin in combination with cisplatin as the global standard of care for the first-line treatment of patients with advanced biliary tract cancer.

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

NUC-3373, our second product candidate, is a ProTide transformation of the active anti-cancer metabolite of 5-fluorouracil, or 5-FU, which we believe has the potential to replace 5-FU as the standard of care in the treatment of a wide range of cancers. In preclinical studies, we observed that NUC-3373 overcame the key resistance mechanisms associated with 5-FU and generated intracellular levels of the active anti-cancer metabolite over 300 times higher than that of 5-FU. NUC-3373 is currently being evaluated in a Phase 1 clinical trial, also known as the NuTide:301 trial, of patients with advanced solid tumors. In this trial, NUC-3373 has generated high levels of the active anti-cancer metabolite inside the patients’ white blood cells resulting in complete inhibition of a target enzyme associated with cancer cell growth. The pharmacokinetic profile of NUC-3373 appears favorable, which supports our belief that NUC-3373 may enhance efficacy, improve safety and provide a more convenient dosing regimen compared with the standard of care 5-FU. In October 2018, we reported further interim data from this trial at ESMO 2018. These interim data showed that three patients had achieved stable disease after treatment, with progression-free survival, or PFS, lasting more than nine months at September 25, 2018, as well as a continued promising pharmacokinetic and pharmacodynamic, tolerability and dosage administration profile. Importantly, no patients developed hand-foot syndrome, as of data cut-off, which is a debilitating side effect occurring in 25% to 75% of patients treated with fluoropyrimidine therapy. The results of this trial suggest that NUC-3373 has the potential to overcome the key cancer resistance mechanisms associated with 5-FU and may be capable of achieving anti-cancer activity even in patients who have progressed on prior treatment with a fluoropyrimidine. We expect to report further data from the NuTide:301 trial in 2021.

In October 2018, we commenced a Phase 1b trial, also known as the NuTide:302 trial, in patients with advanced colorectal cancer in which NUC-3373 is being combined with agents typically combined with 5-FU, including leucovorin, irinotecan, oxaliplatin and monoclonal antibodies. In October 2019, we presented interim data from this trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. These interim data supported the previously reported favorable pharmacokinetic profile of NUC-3373. In January 2021, we presented further interim data from this trial at the virtual ASCO GI Conference.  These interim data highlighted 37 patients who received NUC-3373 either as monotherapy or in combination with leucovorin.  Ten patient case studies showed NUC-3373’s ability to stabilize disease and achieve prolonged durations of progression-free survival. Several patients achieved periods of progression-free survival that were longer than those achieved on previous regimens and tumor shrinkages have been observed in five patients.  In the efficacy evaluable population of 26 patients, a disease control rate of 62% was achieved.

The anti-cancer mechanism of action of NUC-3373 has been established in preclinical studies, which we believe further supports the biological advantages of NUC-3373 over 5-FU. We believe NUC-3373 has significant commercial potential as approximately 500,000 patients in North America are estimated to receive intravenous 5-FU each year. The next stage of NUC-3373’s development has commenced in the NuTide:302 trial which is investigating NUC-3373 plus leucovorin in patients with advanced colorectal cancer in combination with oxaliplatin or irinotecan. Once the recommended combination dose and schedule has been established, we plan to open expansion cohorts to further assess NUC-3373’s efficacy and safety profile. We expect to report additional data from the NuTide:302 trial in 2021. Contingent on regulatory guidance and other factors, we also plan to initiate a Phase 3 clinical trial in patients with advanced colorectal cancer in the second half of 2021.

NUC-7738, our third product candidate, is a ProTide transformation of 3’-deoxyadenosine, or 3’-dA, a novel nucleoside analog that has shown potent anti-cancer activity in preclinical studies. In March 2019, we opened a Phase 1 clinical trial, known as the NuTide:701 trial, with NUC-7738 in patients with advanced solid tumors. In October 2019, we announced preclinical data on NUC-7738, detailing multiple potential anti-cancer modes of action. In preclinical studies of NUC-7738, we have observed additional anti-cancer mechanisms of action to those previously reported for 3’-deoxyadenosine. Significantly higher levels of anti-cancer metabolites are generated inside cancer cells than with 3’-deoxyadenosine, causing increased cell injury. Preclinical data also suggest that NUC-7738 activates AMPK, which may inhibit the mTOR pathway, highlighting another potential anti-cancer mechanism of this candidate. In September 2020, we presented interim data from the first 14 patients treated in this trial at the ESMO Virtual Congress 2020.  These interim data indicated a favorable pharmacokinetic and tolerability profile of NUC-7738.  Additionally, two patient case studies highlighted significant reductions in tumor volume that were maintained over time. We expect to report additional interim data from the NuTide:701 trial in 2021. Contingent on regulatory guidance and other factors, we also plan to initiate a Phase 2 clinical trial in the second half of 2021.

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

We have licensed what we believe to be the foundational patent estate for the application of phosphoramidate chemistry in oncology. We have granted patents in key markets, including the United States, Europe and Japan, protecting the composition of matter of Acelarin, NUC-3373, NUC-7738 and other of our product candidates. Professor McGuigan’s work preceded and helped lead to the development of several FDA-approved anti-viral drugs containing nucleotide analogs, including: sofosbuvir, or Sovaldi®, which is also a key component of Harvoni®; tenofovir alafenamide fumarate, or TAF, which is a key component of Genvoya®, Descovy® and Odefsey®; and remdesivir, or Veklury®.

We are led by Hugh S. Griffith, our founder and Chief Executive Officer, who brings over 28 years of experience in the biopharmaceutical industry, including at Abbott Laboratories (now AbbVie Inc.) and Parke-Davis Warner Lambert (now Pfizer Inc.). Before founding NuCana, he led the operations of Bioenvision, Inc. from start-up through its acquisition by Genzyme Corporation. While at Bioenvision, he was instrumental in developing and commercializing clofarabine, a nucleoside analog for the treatment of pediatric leukemia.

Our Strategy

Our goal is to transform standards of care and improve survival for patients across a wide range of cancer indications. Our strategy includes the following key components:

•

Rapidly develop Acelarin as a first-in-class nucleotide analog for the treatment of patients with cancer. We believe that Acelarin has the potential to replace the core chemotherapy component of treatment regimens for patients with various cancers, focusing initially on:

•

Biliary tract cancer. Final data from a Phase 1b trial of Acelarin in combination with cisplatin were published in November 2020. In the efficacy evaluable population, an ORR of 44% was achieved. Responses were seen across all five biliary tract cancer sub-types, including a complete response in one patient, a very rare occurrence in this patient population. Following the FDA’s clearance of our IND in October 2019, we opened a global Phase 3 trial of Acelarin in combination with cisplatin as a first-line treatment for patients with biliary tract cancer. We expect to enroll a sufficient number of patients in 2021 to enable the first interim analysis in 2022.

•	Rapidly develop NUC-3373 to replace 5-FU as the standard of care for the treatment of patients with various cancers.
•

Colorectal cancer.  We reported interim data in October 2019, September 2020 and January 2021 from NuTide:302, our Phase lb trial in patients with advanced, metastatic colorectal cancer who have already received 5-FU in combination with oxaliplatin and irinotecan. In this trial, NUC-3373 is being assessed for safety and a recommended Phase 2 dose when combined with many of the agents typically combined with 5-FU, including leucovorin, irinotecan, oxaliplatin and monoclonal antibodies. These interim data confirmed the previously reported favorable pharmacokinetic and safety profile of NUC-3373 and highlighted promising efficacy signals. We plan to report further interim data from the NuTide:302 trial in 2021. Contingent on regulatory guidance and other factors, we also plan to initiate a Phase 3 clinical trial of NUC-3373 in combination with other agents for patients with colorectal cancer in the second half of 2021.

•

Advanced solid tumors. We plan to complete our Phase 1 monotherapy trial of NUC-3373 and establish the optimal dose and dosing schedule of single-agent NUC-3373 in patients with advanced solid tumors and report final data in 2021.

•	Rapidly develop NUC-7738 as a treatment for patients with solid tumors.
•

Advanced solid tumors. We reported interim data from our ongoing Phase I trial of NUC-7738 in patients with advanced solid tumors in September 2020. We plan to report further interim data from the NuTide:701 trial in 2021 and establish the optimal dose and dosing schedule. We expect to initiate a Phase 2 clinical trial in the second half of 2021.

•

Leverage our proprietary ProTide technology platform to develop additional product candidates. We are pursuing both the transformation of well-established and widely used nucleoside analogs as well as novel nucleoside analogs, which we believe have the potential to address additional areas of unmet medical need in oncology.

•

Continue to strengthen our intellectual property position. We own or have exclusive rights to the core technologies underlying our ProTide technology platform. We have been granted patents in key markets, including the United States, Europe and Japan, protecting the composition of matter of Acelarin, NUC-3373, NUC-7738 and other of our product candidates. We intend to further expand and enhance our intellectual property position. We also have been granted or allowed patent protection in key markets for the proposed commercial formulation of Acelarin and for uses of Acelarin in targeting cancer. Our patent portfolio has grown substantially in the past year and we are actively evaluating new intellectual property opportunities as they arise, with the intention of further expanding our intellectual property position.

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

ACELARIN
PRE-CLINICAL
PHASE I
PHASE II
PHASE III
Biliary
NUC-3373
Solid Tumors
Colorectal
NUC-7738
Solid Tumors
Hematologic

Cancer and the Need for Improved Treatment Options

Cancer is the second leading cause of death in the United States, with approximately 1.8 million new cases and 607,000 deaths expected in 2020 according to the American Cancer Society.

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

Many on-patent chemotherapies have generated significant sales, including, for example, gemcitabine, marketed as Gemzar®, which had peak annual sales of $1.7 billion before losing patent protection in 2010. Gemcitabine is still used extensively and remains an important part of the standard of care for many cancers, including biliary tract, pancreatic, ovarian, non-small cell lung, bladder and breast cancers. In addition, approximately 500,000 patients per year in North America receive 5-FU, which is widely used for the treatment of many cancers, including colorectal, breast, stomach, head and neck, and pancreatic cancers. The oral version of a derivative of 5-FU, known as capecitabine and marketed as Xeloda ® for the treatment of colorectal, breast and gastric cancer, had worldwide sales of $1.5 billion in 2012, before the market launch of generic competitors. We believe the number of patients receiving capecitabine represents a small proportion of the overall number of patients treated with 5-FU and its derivatives.

Shortcomings of Existing Nucleoside Analog Drugs

Despite the widespread use of nucleoside analogs, their efficacy is severely limited by cancer cell resistance, they are often poorly tolerated and their administration schedules can be challenging.

Nucleoside analogs are based on the principle of blocking the replication of cancer cells by providing faulty DNA and RNA building blocks during the cell replication process, thus leading to cancer cell death, known as apoptosis. Some nucleoside analogs exert their effect by blocking enzymes necessary for the production of these DNA and RNA building blocks. However, there are critical barriers and cellular defenses that limit the efficacy of existing nucleoside analogs. The three critical shortcomings of nucleoside analogs are: (1) the need for uptake into cells by way of membrane proteins known as transporters; (2) the need for activation by the addition of one or more phosphate groups; and (3) the potential for enzymatic breakdown and inactivation.

1.Uptake by transporters. Nucleoside analogs require specific active-transport proteins in the cell membrane to enter cancer cells. If these proteins are missing or down-regulated, nucleoside analogs cannot enter the cancer cell to exert their anti-cancer effect. Transport proteins, such as the human equilibrative nucleoside transporter 1, or hENT1, are often not expressed at sufficient levels in many solid tumor cancers. For example, it has been established that the presence of nucleoside transporters correlates with the response to gemcitabine and overall survival in patients with pancreatic cancer. In one trial of gemcitabine, patients expressing hENT1 had a median survival of 13 months compared to only 4 months in patients with little or no hENT1 expression.

2. Conversion to the active form. Nucleoside analogs are all dosed as inactive precursors, or prodrugs, because their active forms are unstable and their negative charge further prevents them from entering cells. Naturally occurring enzymes in cells must add at least one chemical entity known as a phosphate group to activate these prodrugs and enable them to be incorporated into nucleic-acid chains or to bind to their target enzymes and thereby exert their anti-cancer effect. This process of activation by adding a phosphate group is known as phosphorylation. However, the addition of phosphate groups often occurs at such an insufficient rate in cancer cells that it limits or prevents the generation of active anti-cancer metabolites and, in some cases, phosphorylation does not occur at all.

3.Breakdown. Multiple enzymatic processes can break down nucleoside analogs, resulting in their degradation prior to phosphorylation, as well as the release of toxic byproducts that can lead to off-target toxicity. Breakdown can take place either inside or outside the cancer cell.

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

A graphical representation of the chemical structure of nucleoside analogs, nucleotide analogs and ProTides is set forth below:

INACTIVE & UNPROTECTED
ACTIVATED & PROTECTED
PHOSPHATE
ACTIVATED & UNPROTECTED
ARYL
PHOSPHATE
ESTER
AMINO ACID
Nucleoside Analog
Inactive: Unprotected
Nucleotide Analog
Activated: Phosphorylated & Unprotected
ProTide
Activated: Phosphorylated & Protected

Our researchers have invested over two decades of work in designing, synthesizing and screening ProTides, which we believe are optimally designed to overcome cancer cell resistance mechanisms. We have gained considerable insight from our scientific founders and executives in understanding phosphoramidate chemistry and the biology of how nucleotide analogs are able to exert their anti-cancer effects. Based on these learnings, we are able to efficiently create hundreds of target candidates from the millions of potential candidates. We then perform biological testing on these target candidates to select our lead ProTides.

Acelarin: A Transformation of Gemcitabine

Our lead product candidate, Acelarin, was designed to overcome the key cancer resistance mechanisms associated with the nucleoside analog, gemcitabine. Our primary focus is on the development of Acelarin in combination with cisplatin for the treatment of patients with advanced biliary tract cancer.

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

Our Solution: Acelarin

Our lead product candidate, Acelarin, was designed to overcome the key cancer resistance mechanisms associated with gemcitabine. Acelarin is designed to generate and maintain higher concentrations of the active anti-cancer metabolite inside the tumor compared to gemcitabine. Acelarin is comprised of gemcitabine, a phosphate group and a specific combination of aryl, ester and amino acid, also referred to as the phosphoramidate moiety. Acelarin’s distinctive feature is this proprietary moiety, which protects the phosphate group. The moiety also changes the chemical properties of the molecule, enabling Acelarin to enter the cancer cell independent of the presence of the hENT1 transporter. Once Acelarin has entered the cell, the moiety is cleaved off, resulting in “deprotection” and the release of an activated, phosphorylated form of gemcitabine in the cell. Accordingly, the activating enzyme, dCK, which drives the rate-limiting phosphorylation of gemcitabine, is no longer required and the cancer cells’ deficiency of dCK does not result in resistance to Acelarin, as it does with gemcitabine. This activated nucleotide analog, dFdCMP, is then rapidly converted to dFdCDP and then the key anti-cancer metabolite, dFdCTP. Moreover, Acelarin, like the phosphorylated forms of gemcitabine, is not subject to breakdown by CDA, thus bypassing another key resistance mechanism. As a result, Acelarin achieves much higher levels of dFdCTP than does gemcitabine.

The metabolism of Acelarin compared to gemcitabine as described above is illustrated in the following graphic.

Gemcitabine
TRANSPORTER
hENT1
CDA
dCK
TRANSPORTER DEPENDENT
BREAKDOWN
ACTIVATION
ACTIVE ANTI-CANCER METABOLITES
TUMOR APOPTOSIS
ACELARIN
DEPROTECTION
TRANSPORTER INDEPENDENT
ACTIVE ANTI-CANCER METABOLITES
SUPERIOR TUMOR APOPTOSIS
dFdU
dFdCMP
dFdCDP
dFdCTP
Phosphoramidate

Clinical Data

Acelarin has been evaluated in multiple clinical trials: a Phase 1 dose-ranging clinical trial for patients with advanced solid tumors; a Phase 1b dose-ranging clinical trial for patients with recurrent ovarian cancer; a Phase 1b clinical trial for patients with biliary tract cancer; and a Phase 2 clinical trial for patients with platinum-resistant ovarian cancer. Acelarin is currently being evaluated in a Phase 3 clinical trial for patients with biliary tract cancer and a Phase 3 clinical trial for patients with metastatic pancreatic cancer for which enrollment has been suspended.

The majority of patients in the completed Phase 1, Phase 1b and Phase 2 trials were resistant or refractory to all existing standards of care and yet a high proportion obtained significant tumor regression or stable disease when treated with Acelarin. These completed trials were designed to assess the dose, safety, pharmacokinetics and clinical activity of Acelarin as monotherapy or in combination with cisplatin or carboplatin.

Acelarin: Phase 1 clinical trial (PRO-001)

In the completed Phase 1 trial, 68 patients with advanced solid tumors and metastatic disease that had previously been treated with other systemic anti-cancer therapies received Acelarin as monotherapy at doses ranging from 375 mg/m 2 to 1,000 mg/m 2. All of these patients had rapidly progressing recurrent disease, had received on average 3.0 prior lines of chemotherapy, and had exhausted all other standard treatment options. Initial signs of efficacy were evaluated using the standard scoring system known as Response Evaluation Criteria In Solid Tumors, or RECIST. A subset of 49 patients received two or more cycles of Acelarin, equivalent to two or more months of therapy, and had at least one follow-up radiographic assessment to measure changes in tumor size. Of these patients, five achieved a partial response, with at least a 30% decrease in tumor size, although not all of these five patients received a final confirmatory scan as technically required by the RECIST criteria for classification as a partial response. Another 33 patients had tumors that either decreased by up to 30% or increased by less than 20% and were scored as having stable disease. This resulted in an overall disease control rate, the combination of both partial response and stable disease, of 78% in the total 49-patient evaluable population.

The following graph illustrates the best percentage change from baseline in tumor size in the 49 evaluable patients. Asterisks in the graph below indicate patients who had disease progression as a result of a new lesion rather than an increase in size of any existing measurable tumors. These patients are accordingly not included in the partial response or stable disease classifications. The median progression-free survival in the 49 evaluable patients was 4.0 months with a range of 1 to 25 months. Of the 33 patients who achieved stable disease, 32 maintained stable disease for at least 12 weeks.

Partial Response 10% (5)
Stable Disease 67% (33)
Disease Control Rate 78% (38)
RECIST - defined % change in tumor measurement
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
Biliary
Trophoblastic
Unknown Primary
Anal
Unknown Primary
Breast
Breast
Colorectal
Esophageal
Pancreatic
Ovarian
Esophageal
Biliary
Cervical
Colorectal
Lung
Mesothelioma
Esophageal
Lung
Lung
Ovarian
Biliary
Ovarian
Colorectal
Lung
Breast
Colorectal
Biliary
Endometrial
Osteosarcoma
Ovarian
Renal
Biliary
Biliary
Ovarian
Ovarian
Adrenal
Colorectal
Ovarian
Ovarian
Mesothelioma
Ovarian
Uterine
Lung
Pancreatic
Ovarian
Colorectal
Cervical
Unknown Primary
*New Lesion

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

The following graph illustrates the best percentage change from baseline in tumor size in the 14 evaluable patients with gynecological cancer. The asterisk in the graph below indicates the one patient who experienced progressive disease as a result of a new lesion rather than an increase in size of any existing measurable tumor. This patient is therefore not included in the partial response or stable disease classifications.

Partial Response 14% (2)
Stable Disease 79% (11)
Disease Control Rate 93% (13)
RECIST - defined % change in tumor measurement
50
40
30
20
10
0
-10
-20
-30
-40
-50
Ovarian
Cervical
Ovarian
Ovarian
*
Endometrial
Ovarian
Ovarian
Ovarian
Ovarian
Ovarian
Ovarian
Uterine
Ovarian
Cervical
*New Lesion

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

Phase 1 Trial
(PRO-001)
ACELARIN
(n=68)
Gemcitabine Clinical Studies
MEAN
Peters, *J. of Chemo.*, 2007
Cattel, *Ann. of Onc.*, 2006
Grunewald, *J. of Clin. Onc.*, 1992
Abbruzzese, *J. of Clin. Onc.*, 1991
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
10,000
15,000
20,000
25,000
30,000
Intracellular dFdCTP C_{max} (μM)

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

Intracellular dFdCTP AUC (µM)
10000
5000
0
0
3
6
9
12
15
18
21
24
Time (hours)
ACELARIN
Gemcitabine

We believe that the higher concentrations of dFdCTP results from Acelarin’s ability to bypass the key cancer resistance mechanisms and its favorable pharmacokinetics, or the process by which Acelarin is distributed and metabolized in the body.

Acelarin was generally well-tolerated. The most common Grade 3 and Grade 4 treatment-related adverse events were transaminitis (6%), pyrexia (4%) and thrombocytopenia (4%). A total of eight dose-limiting toxicities were observed in four patients at doses of 725 mg/m 2 and above. These included Grade 3 increases in liver enzymes known as transaminases, and Grade 4 decreases in platelets and neutrophils. All of these adverse events were transient and all patients recovered. To date, we have not observed any treatment-related adverse events that have not previously been associated with gemcitabine.

Acelarin: Phase 1b clinical trial in combination with carboplatin (PRO-002)

In the Phase 1b trial, 25 patients with recurrent ovarian cancer received Acelarin at doses from 500 mg/m 2 to 750 mg/m 2 in combination with carboplatin for a maximum of six treatment cycles lasting three weeks each. Patients had received on average four prior lines of chemotherapy and had a median age of 64. Of the 25 patients enrolled, 23 were evaluable and these patients were characterized by their platinum status: seven were platinum-refractory, 10 were platinum-resistant, four were partially platinum-sensitive and two were platinum-sensitive. Efficacy was evaluated using the RECIST standard scoring system. The 23 evaluable patients had received one or more cycles of Acelarin in combination with carboplatin and had at least one follow-up radiographic assessment to measure changes in tumor size. Of these patients, one achieved a complete response, with a complete disappearance of all target lesions, and eight achieved a partial response, with at least a 30% decrease in tumor size, although not all of these patients have received a confirmatory scan. This resulted in an overall response rate of 39%. Another 13 patients had tumors that either decreased by up to 30% or increased by less than 20% and were scored as having stable disease. This resulted in a disease control rate of 96%. The median progression-free survival duration for all 25 patients recruited was 5.7 months and for the evaluable population was 6.2 months.

The following graph illustrates the best percentage change from baseline tumor size in the 23 evaluable patients.

40
20
0
-20
-40
-60
-80
-100
RECIST-defined % change in tumor measurement
Complete Response 4% (1)
Partial Response 35% (8)
Objective Response Rate 39% (9)
Stable Disease 57% (13)
Disease Control Rate 96% (22)

Although gemcitabine has never been approved as a single agent for patients with ovarian cancer, it is approved in combination with carboplatin in patients who have relapsed at least six months after completion of platinum-based therapy. These patients are platinum-sensitive or partially platinum-sensitive. In this population, as a second-line treatment, the combination of gemcitabine and carboplatin achieved an overall response rate of 47% and a disease control rate of 85%. Due to the toxicity burden of gemcitabine, carboplatin is limited to a suboptimal dose. Even at the suboptimal dose of carboplatin, the incidence of Grade 3 and Grade 4 neutropenia, or low neutrophils, and thrombocytopenia, or low platelets, was 71% and 35%, respectively, with this combination.

The results of the Phase 1b Acelarin trial suggest that Acelarin can be combined with carboplatin at a higher, more optimal carboplatin dose. In the seven patients with platinum partially sensitive and sensitive disease, the incidence of Grade 3 and Grade 4 neutropenia and thrombocytopenia was 43% and 0%, respectively. In all 25 patients, the incidence of Grade 3 and Grade 4 neutropenia and thrombocytopenia was 52% and 28%, respectively.

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

Acelarin: Phase 2 clinical trial in patients with platinum-resistant ovarian cancer (PRO-105)

Acelarin was evaluated in a Phase 2 clinical trial in patients with platinum-resistant ovarian cancer. Part I of the trial compared a 500 mg/m2 dose of Acelarin with a 750 mg/m2 dose of Acelarin in heavily pre-treated patients who has received at least 3 prior lines of chemotherapy.  Part II of the trial was designed to then investigate the optimal dose identified in part I in an expansion cohort. In December 2019, consistent with our previous announcement that we are prioritizing our resources on our key programs of Acelarin in biliary tract cancer and NUC-3373 in colorectal cancer, we determined not to proceed with part II of the PRO-105 trial.  In part I of the trial, doses of 500 mg/m2 and 750 mg/m2 were assessed with dosing on days one, eight and fifteen of a 4-week cycle.  Fifty patients with platinum-resistant ovarian cancer were evaluable for response and all responders had confirmatory scans.  The patient population included in Part I was heavily pre-treated, with a median of 5 prior lines of therapy, and 72% had underlying comorbidities. Despite this, NUC-1031 was well-tolerated, with no unexpected adverse events reported. Based on an assessment by blinded independent central review, anti-cancer activity was observed with one patient achieving a complete response, two patients achieving a partial response and 16 patients achieving stable disease as their best response. Across both treatment arms, 11 patients had reductions of at least 10% in the size of their tumors.

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

The advent of PARP inhibitors has changed the ovarian cancer treatment landscape markedly in recent years resulting in a more complex regulatory pathway for single-agent therapy. In addition, we have been very encouraged by the synergy we have observed with Acelarin in combination with platinum agents, both in patients with biliary tract cancer and ovarian cancer. Based on the regulatory pathway for single-agent therapy, our review of the results from the PRO-105 trial of single-agent Acelarin, and the promising activity we have observed of Acelarin in combination therapy, should we elect to pursue any further development of Acelarin in patients with ovarian cancer, we would anticipate combining it with platinum agents.

Acelarin: Phase 1b clinical trial in combination with cisplatin (ABC-08) in patients with advanced biliary tract cancer

In November 2020, the final results from the ABC-08 trial were published in The Oncologist. In this Phase 1b multi-center, open-label trial, Acelarin, when combined with cisplatin, achieved a high response rate and was well-tolerated as first-line treatment for patients with advanced biliary tract cancer. Twenty-one patients received Acelarin (625 mg/m2 or 725 mg/m2) and cisplatin (25 mg/m2) on days one and eight of 21-day cycle. Of the 21 patients in the intent-to-treat, or ITT, population, 5 patients did not meet the criteria for inclusion in the efficacy-evaluable population (patients with measurable disease who received at least one cycle of study treatment and had at least one follow-up radiographic scan); thus, 16 patients were efficacy evaluable. In the efficacy-evaluable population, an ORR (based on unconfirmed responses) of 44% was achieved (1 complete response and 6 partial responses). In addition, 6 patients had Stable Disease, resulting in a disease control rate of 81%. Responses were seen across all five biliary tract cancer sub-types. One additional patient, who was initially assessed as having measurable disease at baseline, achieved a partial response with a 67% reduction in the volume of target lesions based on investigator assessment. However, the baseline target lesion was subsequently reclassified as non-measurable by the Sponsor resulting in the exclusion of this patient from the efficacy-evaluable population. Furthermore, one patient with stable disease, whose tumor was initially considered unsuitable for surgical resection, became eligible for surgical resection following treatment with Acelarin plus cisplatin and underwent surgery that resulted in complete removal of the tumor.  Four patients were still alive at the end of follow-up, having survived between 16 and 36 months. The results showed that the combination of Acelarin and cisplatin was well-tolerated over multiple cycles with no unexpected adverse events, no dose-limiting toxicities, and no discontinuations due to Acelarin-associated toxicity. The following graph illustrates the best percentage change from baseline tumor size in the 16 evaluable patients:

Previously the same investigators had conducted the ABC-02 clinical trial in a similar patient population at many of the same clinical trial sites comparing single agent gemcitabine (1000 mg/m2) to the combination of gemcitabine (1000 mg/m2) plus cisplatin (25 mg/m2) and established that gemcitabine plus cisplatin achieved a higher response rate and improved overall survival duration. A comparison of the response rate data from the efficacy evaluable populations of the ABC-08 and ABC-02 trials is provided in the following table:

Initial success with either interim or final data in early-stage clinical trials may not be indicative of results obtained in later-stage trials, and the results of our clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for marketing approval. Statistical significance means that an effect is unlikely to have occurred by chance. Clinical trial results are considered statistically significant when the probability of the results occurring by chance, rather than from the efficacy of the product candidate, is sufficiently low. We plan to design our later stage trials to establish the statistical significance of the efficacy of our ProTides. While the ABC-08 trial was conducted by the same investigators that conducted the earlier ABC-02 trial in a similar patient population, the ABC-08 trial has many fewer patients than did the ABC-02 trial, which enrolled 410 patients. In addition, comparisons across trials should be interpreted with caution given potential differences in design and statistical analyses.

Acelarin development strategy and ongoing clinical trials

Acelarin has been administered to over 400 patients with a wide range of advanced cancers. We are focusing the development of Acelarin as a first-line treatment in combination with cisplatin for patients with advanced biliary tract cancer, an indication in which no drug has ever been approved. We are also evaluating Acelarin in pancreatic cancer.

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

Based on previously announced interim data, in June 2019, the FDA granted orphan drug designation for Acelarin for the treatment of biliary tract cancer. In addition, EMA granted orphan drug designation for Acelarin for the treatment of advanced biliary tract cancer in February 2020.  In October 2019, the FDA cleared the IND for NuTide:121. NuTide:121 is a global, multi-center, randomized Phase 3 trial that will enroll up to 828 patients in approximately 125 sites across North America, Europe, Asia and Australia. Patients are being randomized 1:1 and treated with either a combination of Acelarin (725 mg/m2) plus cisplatin (25 mg/m2) or the current standard of care regimen, gemcitabine (1,000 mg/m2) plus cisplatin (25 mg/m2). The dual primary objectives of the trial are overall survival, or OS, and overall response rate, or ORR.

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

Based on discussions with the FDA and subject to any further regulatory guidance, we believe that a statistically significant improvement in ORR at either of the first two interim analyses, supported by positive trends in other endpoints, could potentially allow for an accelerated approval of an NDA for Acelarin. Accelerated approval requires a confirmatory clinical trial to verify the drug’s clinical benefit. If accelerated approval were to occur, the trial would continue, and we anticipate that data from subsequent analyses could provide the confirmatory data to support full (regular) approval.

Biliary tract cancer

Overview. Cholangiocarcinomas (both intra- and extra-hepatic), gallbladder and ampullary carcinomas, are collectively termed biliary tract cancers. Approximately 178,000 new cases of biliary tract cancer are diagnosed each year worldwide, with more than 18,000 of those diagnoses in the United States.

Limitations of current treatment options in biliary tract cancer. There are currently no agents approved for the first-line treatment of biliary tract cancer; however, the worldwide standard of care in biliary tract cancer patients with locally advanced or metastatic disease is the combination of gemcitabine and cisplatin. Patients receiving this regimen have a median overall survival of 11.7 months compared to 8.1 months for patients receiving gemcitabine as monotherapy.

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

30
20
10
0
Intracellular dFdCTP concentration (nM/million cells)
****
Gemcitabine 20μM
Gemcitabine 20μM + 1μM NBTI
Acelarin 20μM
Acelarin 20μM + 1μM NBTI
**** p ≤0.0001†

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

2. Acelarin does not require rate-limiting activation step. Gemcitabine must be phosphorylated, or activated, inside the cell by the addition of a phosphate group to the molecule in order to exert a cytotoxic effect. This phosphorylation requires the enzyme dCK. In our preclinical studies, inhibition of dCK by a specific inhibitor, known as 2T2D, significantly reduced the phosphorylation of gemcitabine to generate dFdCTP within human cancer cells, whereas Acelarin was unaffected by 2T2D and was still able to generate the same level of the key active anti-cancer metabolite, dFdCTP. These results are illustrated below.

Intracellular dFdCTP concentration (nM/million cells)
40
30
20
10
0
***
Gemcitabine 20µM
Gemcitabine 20µM + 1µM 2T2D
Acelarin 20µM
Acelarin 20µM + 1µM 2T2D
*** p ≤0.001

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

3. Acelarin is not susceptible to breakdown by CDA. Nucleoside analogs such as gemcitabine are susceptible to breakdown by enzymes such as CDA. The presence of the phosphate on Acelarin protects it from breakdown by CDA. In our preclinical studies, incubation of Acelarin with purified CDA resulted in no degradation of Acelarin over the full 30-minute assay while gemcitabine under these same conditions was almost completely degraded in two minutes.

We believe that the ability of Acelarin to generate the active anti-cancer metabolites within the cancer cells in higher concentrations than gemcitabine gives Acelarin the potential to have greater efficacy and to overcome the key cancer cell resistance mechanisms, while avoiding breakdown and release of toxic byproducts.

NUC-3373: A Transformation of 5-FU

We have designed our second ProTide, NUC-3373, to overcome the key cancer resistance mechanisms, improve upon the safety profile and reduce the dosing administration burdens associated with the chemotherapeutic agent, 5-FU. We are advancing NUC-3373 in the clinic and developing this new chemical entity as a therapy for colorectal cancer and other solid tumors.

5-FU and its Limitations

First introduced in 1957, 5-FU is still widely used for the treatment of many cancers, including colorectal, breast, gastric, head and neck and pancreatic cancers. Approximately 500,000 patients per year in North America receive 5-FU.

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

Two other drugs have been approved that aim to generate the same active anti-cancer metabolite as 5-FU: fluorodeoxyuridine, or Floxuridine, marketed as FUDR ®, and capecitabine, marketed as Xeloda ®. Like 5-FU, both of these drugs must be converted to FUDR-MP inside the cancer cell in order to exert their primary cytotoxic activity. Capecitabine is a derivative of 5-FU containing a chemical modification of the nucleoside ring, which allows oral dosing.

Similar to gemcitabine, the key cancer resistance mechanisms of breakdown, activation and transport have been associated with a poor prognosis to a 5-FU therapeutic regimen. We believe our ProTide, NUC-3373, overcomes these specific key resistance mechanisms as well as dosing administration challenges associated with 5-FU.

1. Subject to breakdown. Approximately 85% of an injected dose of 5-FU is degraded by dihydropyrimidine dehydrogenase, or DPD, an enzyme largely expressed in the liver. This breakdown destroys most of the drug before it has an opportunity to enter the cancer cell, become activated and exert any therapeutic effect. Furthermore, this breakdown results in the generation of a toxic byproduct, FBAL, which has been associated with off-target toxicity, such as “hand-foot syndrome,” which is reported in various sources as affecting 25% to 75% of patients treated with 5-FU. Hand-foot syndrome is a reddening, swelling, numbness and skin sloughing or peeling on the palms of the hands and soles of the feet.  In addition, levels of DPD have also been found to be elevated in tumors that are resistant to 5-FU.

2. Requires activation within the cancer cell. Once 5-FU enters cells, it must be processed by a series of enzymes to generate the active anti-cancer metabolite, FUDR-MP. FUDR-MP binds to and inhibits TS, leading to increased levels or uridine and decreased levels of thymidine which result in cancer cell death. There are several key enzymes involved in the conversion of 5-FU to the active anti-cancer metabolite, FUDR-MP. One of these is orotate phosphoribosyl transferase, or OPRT. Lower levels of OPRT in tumor cells are associated with resistance to 5-FU. Another intracellular enzyme, thymidine phosphorylase, or TP, can reversibly convert 5-FU to fluorodeoxyuridine, or FUDR, an intermediate to the formation of FUDR-MP. Low expression of TP in human cancer cells is associated with resistance to 5-FU. In addition, thymidine kinase, or TK, is the enzyme that converts FUDR to the active anti-cancer metabolite, FUDR-MP. Low expression of TK in human cancer cells is associated with resistance to 5-FU.

3. Requires active transport. Similar to gemcitabine, 5-FU relies on specific transporters in order to cross the cellular membrane. If these transporters are not present or are expressed in low levels, 5-FU’s ability to enter into the cancer cell will be limited. For example, low expression of the nucleoside transporter, hENT1, has been associated with cancer cell resistance to 5-FU.

4. Dosing administration challenges. The pharmacokinetic and pharmacodynamic properties of 5-FU also lead to dosing administration challenges. Pharmacodynamic properties refer to the biochemical and physiological effects of a drug on the human body. 5-FU has a half-life between 8 and 14 minutes in plasma. In an effort to counter this short time period, healthcare providers often administer 5-FU as a continuous infusion over extended periods of time, often days. For example, patients being treated for colorectal or pancreatic cancer typically receive 5-FU over 46 hours using a portable infusion pump. This dosing regimen creates burdens for providers, inconveniences patients and contributes additional costs to the healthcare system.

Our Solution: NUC-3373

We designed our second ProTide, NUC-3373, to overcome the key cancer resistance mechanisms, improve upon the safety profile and reduce the dosing administration burdens associated with the chemotherapeutic agent, 5-FU. NUC-3373 is a nucleotide analog that delivers the same active anti-cancer metabolite, FUDR-MP, that 5-FU aims to generate within a cancer cell, but at far higher concentrations. NUC-3373 is in a Phase 1 clinical trial in patients with advanced solid tumors and a Phase 1b clinical trial in patients with advanced colorectal cancer.

Unlike 5-FU, NUC-3373 consists of the active anti-cancer metabolite, FUDR-MP, and a protective phosphoramidate moiety. This moiety allows NUC-3373 to enter the cell without the need for membrane transporters. Once inside the cancer cell, the phosphoramidate moiety is cleaved off, resulting in deprotection and the release of FUDR-MP. This bypasses the need for any activating enzymes, resulting in significantly higher levels of the active anti-cancer metabolite, which we believe may lead to improved efficacy as compared to 5-FU. In addition, because NUC-3373 avoids breakdown by the enzyme DPD, certain toxic byproducts such as FBAL are not generated at clinically significant levels, which we believe may lead to an improved tolerability profile as compared to 5-FU. Lastly, we believe that the improved pharmacokinetic and pharmacodynamic profile, including the significantly longer half-life of NUC-3373, may result in a more favorable dosing regimen relative to 5-FU.

The metabolism of NUC-3373 compared to 5-FU as described above is illustrated in the following graphic.

5-FU
NUC-3373
FBAL
DHFU
85%
DPD
Liver
Off Target Toxicity
15%
TRANSPORTER
CELL MEMBRANE
CELL MEMBRANE
FBAL
DHFU
DPD
5-FU
TP
FUDR
Off Target Toxicity
UP
OPRT
TK
DEPROTECTION
FUR
UK
FUMP
FUDP
RR
FUDR-DP
FUDR-MP
dUMP
TS
FUTP
FUDR-TP
FOLATE
dTMP
RNA DAMAGE
DNA DAMAGE
DNA DAMAGE

Clinical Data

NUC-3373 is currently being evaluated in a Phase 1 trial in patients with advanced solid tumors, the NuTide:301 trial, and a Phase 1b trial in patients with advanced colorectal cancer, the NuTide:302 trial. We plan to report final data from the NuTide:301 trial and interim data from the NuTide:302 trial in 2021. Contingent on regulatory guidance and other factors, we plan to initiate a Phase 3 clinical trial of NUC-3373 in combination with other agents for patients with colorectal cancer in the second half of 2021.

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

Cmax
μg/ml
400
300
200
100
0
Cohort 1 (125mg/m²)
Cohort 2 (250mg/m²)
Cohort 3 (500mg/m²)
Cohort 4 (750mg/m²)
Cmax
pmol/10⁶ cells
15
10
5
0
AUC
μg/ml.hr
600
400
200
0
AUC
pmol/10⁶cells.hr
60
40
20
0

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

In October 2018 at ESMO 2018, we announced additional data from this trial. As of data cut-off at September 25, 2018, 36 patients, all with metastatic cancer, had been enrolled in the trial, with 29 patients receiving NUC-3373 on a weekly schedule on days one, eight, 15 and 22 of a 28-day cycle at doses ranging from 125 mg/m2 to 1,500 mg/m2 and seven patients receiving NUC-3373 on an alternate-week, or fortnightly, schedule on days one and 15 of a 28-day cycle at doses ranging from 1,500 mg/m2 to 1,875 mg/m2. Evidence of durable anti-cancer activity was noted, with three patients achieving stable disease, with PFS lasting more than nine months at September 25, 2018. Both dosing schedules were observed to be well tolerated with no unexpected adverse events or accumulative toxicity. Importantly, no patients developed hand-foot syndrome as of data cut-off. NUC-3373’s plasma half-life of 9.7 hours allows it to be infused over a much shorter time frame of 30 minutes to four hours compared to the 46-hour continuous infusion required with 5-FU.

NUC-3373: Phase 1b clinical trial. In October 2018, we commenced a Phase 1b trial, also known as the NuTide:302 trial, in patients with advanced colorectal cancer in which NUC-3373 is combined with agents typically combined with 5-FU to treat colorectal cancer, including leucovorin, irinotecan, oxaliplatin and monoclonal antibodies. This is a three-part dose escalation and expansion trial designed to determine a recommended combination dose and schedule for NUC‑3373. In Part 1, the safety and tolerability of NUC‑3373 when co-administered with leucovorin was assessed. In Parts 2 and 3, NUC-3373 plus leucovorin is given in combination with other agents, including oxaliplatin, irinotecan, vascular endothelial growth factor pathway inhibitors and epidermal growth factor receptor inhibitors. In January 2021 at ASCO GI 2021, we reported interim data from 37 heavily pre-treated patients (median of 4 prior lines of therapy) who had received NUC-3373 in Part 1. NUC-3373 was shown to have a favorable safety profile with no hand-foot syndrome observed which is associated with the toxic metabolite, FBAL, and no Grade 3 or 4 neutropaenia, mucositis or diarrhea adverse events which are associated with the toxic metabolite, FUTP. Efficacy signals have been observed, with several patients achieving longer periods of progression-free survival than those achieved on previous regimens (as illustrated in the graph below). Tumor shrinkages have also been observed in five patients, including a patient with a partial response (40% tumor-volume reduction) and a 28% reduction in tumor volume in a patient who was refractory to all prior fluoropyrimidine-containing regimens. In the efficacy-evaluable population of 26 patients, a disease control rate of 62% has been achieved.

We plan to report further interim data from the NuTide:302 trial in 2021.

NUC-3373 Development Strategy and Planned Clinical Trials

We aim to develop NUC-3373 for multiple indications with an initial focus on colorectal cancer. The ongoing Phase 1 trial in advanced solid tumors is investigator-sponsored and being conducted under a CTA. The ongoing Phase 1b trial in patients with colorectal cancer is being conducted under a CTA in the United Kingdom and an IND in the United States. Contingent on regulatory guidance and other factors, we plan to initiate a Phase 3 clinical trial of NUC-3373 in combination with other agents for patients with advanced colorectal cancer in 2021.

Colorectal Cancer Overview

In the United States, approximately 148,000 new cases of colorectal cancer and 53,000 deaths due to the disease were expected in 2020. Worldwide, there were an estimated 1.8 million new colorectal cancer cases and 880,000 deaths in 2018, and the global burden is expected to increase to more than 2.2 million new cases and 1.1 million deaths annually by 2030. Most systemic therapies for colorectal cancer include 5-FU, either as monotherapy or in combination with another chemotherapeutic, typically oxaliplatin or irinotecan. Both alone and in combination, 5-FU is the single most effective compound against these tumors. Nevertheless, despite being the standard of care, the effectiveness of 5-FU is modest. Overall response rates are in the range of 10% to 15%.

NUC-3373 Preclinical Data

NUC-3373 avoids breakdown. In our preclinical studies, NUC-3373, unlike 5-FU, was not susceptible to breakdown by the enzyme DPD, which is a major factor in reducing the potential clinical benefit of 5-FU. Therefore, the ability of NUC-3373 to be resistant to breakdown by DPD should result in much higher intracellular concentrations of the active anti-cancer metabolite, FUDR-MP. Furthermore, in patients receiving NUC-3373, the toxic byproduct, FBAL, produced by DPD’s breakdown of 5-FU has not been generated at clinically significant levels, with no hand foot syndrome observed to date.

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

NUC-3373 has greater anti-cancer activity than 5-FU. In preclinical studies, NUC-3373 was not reliant on activating enzymes, including OPRT, TP and TK, all of which are essential for activating 5-FU. For example, we measured the anti-cancer activity of NUC-3373 and 5-FU across a range of human tumor cell lines, including colorectal, ovarian and lung cancers. NUC-3373 had up to 330 times greater activity than 5-FU. The following figure shows the levels of NUC-3373 or 5-FU required, in various tumor cell lines, to kill half of the cancer cells, with the shorter bars representing more potent activity.

 Preclinical studies in human colorectal cancer cells showed that NUC-3373 generated levels of the active anti-cancer metabolite, FUDR-MP, 366 times higher than those achieved by administering equivalent amounts of 5-FU. We believe that these increased intracellular levels of FUDR-MP could translate into the ability of NUC-3373 to kill various cancer cells at much lower equimolar doses than those of 5-FU. Moreover, in a preclinical colorectal cancer xenograft study, NUC-3373 showed a greater ability to reduce tumor weight and volume than 5-FU.

NUC-3373 has multiple potential anti-cancer mechanisms of action. Experiments in human colorectal cancer cell lines have shown that NUC-3373 may kill cancer cells through several different mechanisms. In cells, the enzyme thymidylate synthase, or TS, is required to convert uridine, specifically deoxy-uridine monophosphate, or dUMP, to thymidine, specifically deoxy-thymidine monophosphate or dTMP. Thymidine is one of the nucleotides that comprises DNA.  The inhibition of TS therefore results in an imbalance in the ratio of the nucleotides dUMP and dTMP, disrupting DNA synthesis and repair, which leads to cancer cell death. Patients with cancer can have different levels of the enzyme TS in their tumor cells, and this is thought to affect how well drugs such as 5-FU work. However, in our experiments we found that the level of TS in different colorectal cancer cells did not predict the ability of NUC-3373 to kill the cancer cells. This suggests that NUC-3373 may have anti-cancer activity against tumors regardless of their TS levels. In another experiment, adding thymidine to the cancer cells reduced the ability of NUC-3373 to cause cell death. This confirms that NUC‑3373 causes cancer cell death by inhibiting TS and reducing thymidine levels. In addition, when cancer cells were treated with NUC-3373, more of them had TS in the cytoplasm of the cell compared to untreated cells, which mostly had TS in the nucleus of the cell.  We believe that by keeping TS in the cell cytoplasm and preventing it from moving to the nucleus, NUC-3373 causes a further imbalance in the levels of dUMP and dTMP.  A further set of experiments showed that NUC-3373 also causes a prolonged type of cell stress, called endoplasmic reticulum (ER) stress in cancer cells. This leads to the release of molecules called Damage Associated Molecular Patterns, or DAMPs, from the cancer cells as they die, or so-called immunogenic cell death.  These DAMPs help the immune system to recognize cancer cells in the body, thus promoting the further killing of cancer cells by immune cells.  Overall, these proof of principle studies suggest that NUC-3373 has the ability to potentially enhance the activity of immunotherapy agents by making tumors more visible to the immune system.

NUC-7738: A Transformation of 3’-deoxyadenosine

NUC-7738 is a ProTide transformation of 3’-deoxyadenosine or 3’-dA, also known as cordycepin, a nucleoside analog that was isolated from the fungus Cordyceps sinensis in 1950. Since that time, 3’-deoxyadenosine has not been successfully developed or approved as a chemotherapy, but has shown potent anti-cancer activity in preclinical studies conducted by other companies and research institutions. Similar to our other ProTides, NUC-7738 is designed to generate the active anti-cancer metabolites of 3’-deoxyadenosine directly inside cells, bypassing the resistance mechanisms of transportation, activation and breakdown. In a preclinical study, we examined the in vitro cytotoxic activity of NUC-7738 across a range of different human cancer cell lines, including leukemia, non-Hodgkin lymphoma, Hodgkin lymphoma, T-cell leukemia, multiple myeloma, pancreas, colon, liver and breast cancers, as compared with 3’-deoxyadenosine. NUC-7738 was found, in 16 of the 20 cell lines examined in this study, to be more potent than 3’-deoxyadenosine when comparing the concentrations of the respective compounds required to kill 50% of the cancer cells. In three leukemia cell lines, NUC-7738 was found to be more than 50-times more potent than 3’-deoxyadenosine based on the method of comparison described above.

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

Importantly, until 3’-deoxyadenosine is converted into 3’-dAMP, it is subject to rapid breakdown by adenosine deaminase, or ADA. We designed NUC-7738 to avoid breakdown by ADA and generate the active anti-cancer metabolites of 3’-dAMP, 3’-dADP and 3’-dATP inside cancer cells independent of AK and at significantly higher levels than achieved by 3’-deoxyadenosine.

Our Solution: NUC-7738

NUC-7738 is a ProTide of 3’-deoxyadenosine and is able to enter cells independently of nucleoside transporters. Once inside the cancer cell, it rapidly generates 3’-dAMP, independently of AK, which in turn is converted into 3’-dADP and 3’-dATP. Importantly, NUC-7738 is not a substrate for ADA and is therefore not broken down by this enzyme. These attributes result in significantly higher levels of 3’-dAMP, 3’-dADP and 3’-dATP inside cancer cells compared to 3’-deoxyadenosine . As mentioned, each of these metabolites has been proposed to have anti-cancer activity and the higher levels observed with NUC-7738 exposure are likely to be responsible for the increased potency of NUC-7738 compared to 3’-deoxyadenosine in preclinical studies.

The metabolism of NUC-7738 compared to 3’-deoxyadenosine as described above is proposed in the following graphic.

3′-dA
Breakdown
ADA
TRANSPORTER
ADA
Breakdown
Deprotection
NUC-7738
Cancer cell membrane
3′-dAMP
3′-dADP
3′-dATP
Activation of AMPK
3′-dAMP
AMPK
P
pAMPK
mTOR
Inhibition of mTOR pathway
Inhibition of platelet aggregation
Tumor cells
Blood Vessel
Platelet aggregation
Inhibition of metastasis
Inhibition of RNA polyadenylation
AAA
Inhibition of gene expression
Misincorporation of nucleotides
Inhibition of DNA replication

NUC-7738 Development Strategy and Ongoing Clinical Trials

We are developing NUC-7738 for patients with either solid or hematological malignancies based on the broad activity seen with 3’-deoxyadenosine in preclinical studies.

NUC-7738: Phase 1 clinical trial. In March 2019, we opened a Phase 1 clinical trial, also known as the NuTide:701 trial, in patients with advanced solid tumors. This is a first-in-human dose escalation and expansion trial designed to determine a recommended dose and schedule for NUC‑7738. In September 2020, we presented interim data from the first 14 patients treated in this trial at the ESMO Virtual Congress 2020.  These interim data indicated a favorable pharmacokinetic and tolerability profile of NUC-7738.  Additionally, two patient case studies highlighted significant reductions in tumor volume that were maintained over time. We expect to report additional interim data from the NuTide:701 trial in 2021. Contingent on regulatory guidance and other factors, we also plan to initiate a Phase 2 clinical trial in the second half of 2021

Molecular Profiling

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

Manufacturing

We currently rely, and expect to continue to rely, on third-party contract manufacturing organizations, or CMOs, for the supply of clinical trial materials of Acelarin, NUC-3373, NUC-7738 and any future product candidates under the current good manufacturing practices, or cGMP, specified by the FDA and other regulatory organizations. cGMP is a regulatory standard for the production of pharmaceuticals to be used in humans. In the future, we intend to also rely on our CMOs to produce sufficient commercial quantities of Acelarin, NUC-3373, NUC-7738 and any future product candidates, if approved. We source key materials from third parties, either directly from suppliers or indirectly through our CMOs. These raw materials are generally available from multiple vendors, which provides us with a robust and cost-effective supply chain.

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

As of February 12, 2021, we owned 648 granted patents (of which 17 are U.S.-issued patents) and 375 pending patent applications (of which 21 are U.S. pending patent applications). Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include: Australia, Canada, China, Eurasia (in the form of a regional patent), Europe (in the form of a regional patent), Hong Kong, India, Israel, Japan, South Korea, Malaysia, Mexico, Philippines, Singapore and South Africa.

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

Additionally, we own 88 granted patents, as well as 14 pending patent applications, directed towards Acelarin in single diastereoisomer form. The more soluble single diastereoisomer is being used for clinical development in our ongoing and planned upcoming clinical trials. A patent claiming the more soluble single diastereoisomer of Acelarin has been granted in the United States and Europe, and corresponding patent applications are pending in other major territories, including Japan. These granted patents and patents arising from the pending applications, if issued, are expected to expire in 2033 and 2035, excluding any patent term adjustments and any patent term extensions.

We own granted patents and patent applications covering formulations of Acelarin (including those used in the clinical trials), methods of making Acelarin (including as a single diastereoisomer), and specific uses of Acelarin, including the use of Acelarin in combination with carboplatin and Acelarin in combination with cisplatin. Patents claiming the clinical formulation of Acelarin have been granted in the United States, Europe and Japan. Patents arising from these pending applications have been filed in all major territories, including the United States, Europe and Japan and are expected to expire in 2035, 2036 and 2038, excluding any patent term adjustments and any patent term extensions.

NUC-3373

We own 60 granted patents and five pending applications covering the composition of matter of NUC-3373, a genus around NUC-3373 and specific uses of NUC-3373. Those patents were granted in major territories, including the United States, Europe and Japan. These granted patents and patents arising from the pending applications, if issued, are expected to expire in 2032, excluding any patent term adjustments and any patent term extensions.

We own patent applications covering formulations of NUC-3373 (including those used in the clinical trials), methods of making NUC-3373, and specific uses of NUC-3373. These patents and patents arising from these pending applications are expected to expire in 2036, 2037 and 2038 excluding any patent term adjustments and any patent term extensions.

NUC-7738

We own 51 granted patents and 23 pending applications covering the composition of matter of NUC-7738, a genus around NUC-7738 and specific uses of NUC-7738. Patents directed to NUC-7738 have granted in major jurisdictions, including US, Europe and Japan.  These granted patents and patents arising from these pending applications, if issued, are expected to expire in 2035 excluding any patent term adjustments and any patent term extensions.

We own patent applications covering formulations of NUC-7738, methods of making NUC-7738, and specific uses of NUC-7738. Patents arising from these pending applications are expected to expire in 2036 and 2038 excluding any patent term adjustments and any patent term extensions.

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

Collaboration and License Agreements

Cardiff University License

In August 2009, we entered into a research, collaboration and license agreement with Cardiff University and University College Cardiff Consultants Ltd., or Cardiff Consultants, which we refer to as the Cardiff Agreement. The Cardiff Agreement was renewed with an effective date of January 1, 2018 for an additional two years on substantially the same terms. In February 2020, we amended the Cardiff Agreement to expire at the end of 2020, which amendment afforded us (at our sole discretion) an option to extend the expiration for one additional year until the end of 2021, and for further periods thereafter upon written agreement by the parties. In December 2020, we further amended the Cardiff Agreement to expire at the end of 2021, which amendment provides for an option to extend for further periods thereafter upon written agreement by the parties. Under the Cardiff Agreement, we collaborate with Cardiff University in the design, synthesis, characterization and evaluation of phosphoramidate prodrugs, which we refer to as ProTides, based on certain nucleosides. We are responsible for funding certain work performed by Cardiff University and making other payments, which totaled £292,607 in 2019 and £175,052 in 2020, and which we expect will total approximately £250,000 in 2021. Cardiff University and Cardiff Consultants, which is a holder of intellectual property developed by Cardiff University, have assigned to us all rights in the results of the research under the Cardiff Agreement, and agreed not to undertake any research for any competing third party on nucleoside families of interest to us where such research would make use of ProTide-related intellectual property owned or controlled by Cardiff University as of the date of the Cardiff Agreement or which at any time thereafter becomes owned or controlled by Cardiff University, which we refer to as the Cardiff intellectual property, or to grant rights in the Cardiff intellectual property to any third party for use in connection with nucleosides of interest to us. The foregoing restrictions exclude the field of neurodegeneration for one specific nucleoside analog.

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

As amended in December 2020, the Cardiff Agreement expires on December 31, 2021.  Upon expiration, we have the right to extend the period in which we may evaluate products for three months, and for a further three months in exchange for an additional payment. The Cardiff Agreement may also be terminated for an uncured material breach. Licenses to use the Cardiff intellectual property in the development and commercialization of products we have selected for commercialization, and related payment obligations, will survive expiration of the Cardiff Agreement, but not on termination for an uncured material breach.

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

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products for branded prescription drugs. For example, in the United States, the ACA contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs, and both the 116th Congress and the Trump Administration had proposed new legislation and executive agency policies aiming to reduce U.S. pharmaceutical product prices in a variety of ways.  Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit future payments for our products.

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

Legal Proceedings

From time to time, we may be party to litigation that arises in the ordinary course of our business. Other than as discussed below, we do not have any pending litigation that, separately or in the aggregate, would, in the opinion of management, have a material adverse effect on our results of operations, financial condition or cash flows.

In 2018, we were granted a European patent from the European Patent Office (EPO), EP 2955190, that covers the composition of matter of a small genus of phosphoramidate nucleotide compounds that includes sofosbuvir, sold under the brand name Sovaldi®, a leading drug for the treatment of hepatitis C sold by Gilead Sciences, Inc.  Sofosbuvir and our drug Acelarin share a similar chemical structure, and sofosbuvir is covered by the claims in our patent, which predates Gilead’s patent on sofosbuvir by several years. Later in 2018, Gilead filed an Opposition to our patent at the EPO in an attempt to revoke it. In February 2021, the EPO Opposition Division disagreed with Gilead and upheld amended patent claims that cover sofosbuvir. We believe this decision is correct, and is a further confirmation of the groundbreaking work of our late Chief Scientific Officer, Professor Christopher McGuigan, as the creator of the ProTide prodrug strategy to deliver nucleotides for the treatment of patients with cancer or viral infections. However, we expect that Gilead will appeal the decision of the Opposition Division to the EPO Technical Boards of Appeal, and there can be no assurance as to the outcome of such an appeal.  The Boards of Appeal could disagree with the Opposition Division, in whole or part, and revoke our patent, or agree with the Opposition Division and uphold our patent.

A European patent can be asserted against infringers, in this case Gilead, in national courts in Europe, even before a final decision of the EPO Technical Boards of Appeal, and can also be challenged in national courts.  Following the affirmance of our European patent by the EPO Opposition Division, in February 2021, Gilead Sciences, Inc. and Gilead Sciences Limited filed a lawsuit against us in the Patents Court of the High Court of Justice of England and Wales requesting revocation of the UK part of EP 2955190. The lawsuit is proceeding.  We intend to vigorously defend our patent rights and the foundational work of Professor McGuigan.

The appeal of the decision upholding our patent by the EPO Opposition Division, the litigation in the UK Patents Court with Gilead and potential future infringement or validity litigation in Europe with Gilead may subject us to significant legal expense and may be a distraction to management. There can be no assurance that our patent on sofosbuvir will be upheld as valid and infringed by any national court in Europe, or upheld as valid by the European Technical Boards of Appeal.  See “Risk Factors -- Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.”

This litigation does not affect the patent protection on any of our product candidates, including Acelarin, which are covered by separate patents that are not involved in this litigation.

C.	Organizational Structure

The following is a list of our significant subsidiaries:

Name of undertaking	Country of registration	Activity	Percent holding
NuCana, Inc.	United States	Biotechnology Research and Development	100
NuCana BioMed Trustee Company Limited	Scotland	Employee Benefit Trust	100

D.	Property, Plant and Equipment

Type	Location	Size (sq ft)	Expiry
Executive office	Edinburgh, United Kingdom	7,785	August 14, 2022
Executive office	Edinburgh, United Kingdom	4,236	December 5, 2024
Executive office	Newton, MA, United States	312	December 31, 2022

All of our property is leased.  We believe that our office facilities are sufficient to meet our current needs.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

COVID-19

In April 2020, we announced that in order to ease the burden on clinical trial sites and enable healthcare professionals to focus their efforts on caring for patients with COVID-19, the enrollment of new patients in our ongoing clinical trials was temporarily paused. There was no interruption to the treatment of patients enrolled at that time. In May 2020, we announced that enrollment of new patients in our clinical trials, including the global Phase 3 clinical trial for patients with biliary tract cancer (NuTide:121), the Phase 1 and Phase 1b clinical trials of NUC-3373 and the Phase 1 clinical trial of NUC-7738, had re-commenced. While we continue to evaluate the impact of COVID-19 on our operations, we believe that this pandemic will inevitably cause some delays to the timing of initiation and completion of our clinical trials. We continue to monitor the impact of COVID-19.

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

Operating Expenses

We classify our operating expenses into two categories: research and development expenses and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expense, comprise a component of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

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

The successful development of our ProTides is highly uncertain. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials. Accordingly, we expect research and development costs to increase significantly for the foreseeable future as programs progress. However, we do not believe that it is possible at this time to accurately project total program specific expenses through commercialization. We are also unable to predict when, if ever, material net cash inflows will commence from our product candidates to offset these expenses. Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion.

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

We track research and development expenses on a program-by-program basis for both clinical-stage and preclinical product candidates. Manufacturing and non-clinical research and development expenses are assigned or allocated to individual product candidates, where appropriate.

Administrative Expenses. Administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, bonuses, benefits and share-based payment expense. Other administrative expenses include office related costs, professional fees and costs of our information systems. We anticipate that our administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also incur expenses as a public company, including expenses related to compliance with the rules and regulations of the SEC and The Nasdaq Global Select Market, additional insurance expenses, and expenses related to investor relations and other administrative and professional services.

Net Foreign Exchange Gains (Losses)

Net foreign exchange gains (losses) primarily includes gains or losses on cash held in U.S. dollars.

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

Unsurrendered tax losses are carried forward to be offset against future taxable profits. After accounting for tax credits receivable, there were accumulated tax losses for carry forward in the United Kingdom of £47.6 million as of December 31, 2020. There were also temporary differences on share-based compensation arrangements of £9.9 million. No deferred tax asset is recognized in respect of accumulated tax losses or temporary differences on share-based compensation arrangements because future profits are not sufficiently certain.

In the event we generate revenues in the future, we may benefit from the “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The rate of tax for relevant streams of revenue for companies receiving this relief is currently 10%.

Results of Operations

Comparison of Year Ended December 31, 2019 and 2020

The following table summarizes the results of our operations for the years ended December 31, 2019 and 2020.

	Year ended December 31,
	2020	2019
	(in thousands)
Research and development expenses	£(25,899)	£(19,728)
Administrative expenses	(7,050)	(5,953)
Net foreign exchange losses	(3,472)	(1,019)
Operating loss	(36,421)	(26,700)
Finance income	246	1,049
Loss before tax	(36,175)	(25,651)
Income tax credit	5,493	4,239
Loss for the year	(30,682)	(21,412)
Other comprehensive expense:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(12)	(11)
Total comprehensive loss for the year	£(30,694)	£(21,423)

Research and Development Expenses

Research and development expenses were £25.9 million for the year ended December 31, 2020 as compared to £19.7 million for the year ended December 31, 2019, an increase of £6.2 million. The increase resulted primarily from higher expenses incurred related to clinical trials of £12.5 million in 2020, compared with £8.6 million in 2019. Manufacturing costs in 2020 were £3.2 million compared to £2.1 million in 2019, an increase of £1.1 million. Non-clinical and patent costs increased by £0.7 million in 2020 compared with 2019. Other research and development costs increased in 2020 by £0.5 million primarily due to higher personnel costs and share-based payment expenses incurred during the year partially offset by lower travel costs. The following table gives a breakdown of the research and development costs incurred by product for the years ended December 31, 2019 and 2020:

	Year ended December 31,
	2020	2019
	(unaudited) (in thousands)
Acelarin	£13,927	£10,179
NUC-3373	6,305	5,355
NUC-7738	3,746	1,743
Other	1,921	2,451
	£25,899	£19,728

Administrative Expenses

Administrative expenses were £7.1 million for the year ended December 31, 2020 as compared to £6.0 million for the year ended December 31, 2019, an increase of £1.1 million. The increase was primarily related to higher insurance, personnel costs and share-based payment expenses, partially offset by lower professional fees and travel costs.

Net Foreign Exchange Losses

For the year ended December 31, 2020, we reported a net foreign exchange loss of £3.5 million as compared to a net foreign exchange loss of £1.0 million for the year ended December 31, 2019. In both years the losses arose from cash balances held in U.S. dollars and the U.S. dollar depreciating relative to the U.K. pound sterling. The losses were higher in 2020 primarily due to a larger amount of cash being held in U.S. dollars following the completion of our follow-on public offering in September 2020.

Finance Income

Finance income represents bank interest and was £0.2 million for the year ended December 31, 2020 and £1.0 million for the year ended December 31, 2019. The decrease was primarily related to a reduction in interest rates in 2020.

Income Tax Credit

The income tax credit, which is largely comprised of research and development credits, amounted to £5.5 million for the year ended December 31, 2020 and £4.2 million for the year ended December 31, 2019.

In the United Kingdom, research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses. The increase in the income tax credit was primarily attributable to an increase in our eligible research and development expenses.

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

Research and Development Expenses

Research and development expenses were £19.7 million for the year ended December 31, 2019 as compared to £16.8 million for the year ended December 31, 2018, an increase of £2.9 million. The increase resulted primarily from higher expenses incurred related to clinical trials of £8.6 million in 2019, compared with £5.0 million in 2018. Non-clinical and patent costs increased by £0.9 million in 2019 as compared to 2018. Other research and development costs increased in 2019 by £1.7 million primarily due to higher personnel costs and share-based payment expenses incurred during the year. The total increase in research and development expenses was partially offset by lower manufacturing costs of £2.1 million in 2019 compared with £5.4 million in 2018, representing a decrease of £3.3 million.  The following table gives a breakdown of the research and development costs incurred by product for the years ended December 31, 2018 and 2019:

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

Recognition of Clinical Trial Expenses

As part of the process of preparing our consolidated financial statements, we may be required to estimate accrued or prepaid expenses related to our clinical trials. In order to obtain reasonable estimates, we review open contracts and master service agreements. In addition, we communicate with applicable personnel in order to identify services that have been performed, but for which we have not yet been invoiced, and services not yet performed for which we have been invoiced in advance. In most cases, our vendors provide us with monthly invoices in arrears for services performed. We confirm our estimates with vendors and make adjustments as needed. The following are examples of our accrued expenses:

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

Share-Based Payments

We award share options to certain of our employees, directors and consultants as part of their compensation. All of these compensation arrangements are settled in equity at a predetermined price and generally vest over a period of three to four years. If we determine, and at our discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value. All share options have a term of 10 years before expiration, however RSU-style options granted under the 2020 Long Term Incentive Plan automatically exercise upon vesting and thus the 10 year expiration term is not applicable. We measure share-based awards at the grant date based on the fair value of the award and we recognize it as a compensation expense over the vesting period with a corresponding increase in reserves. We determine the fair value of our share options using the Black-Scholes option-pricing model.

Valuation of Share Options. The Black-Scholes option pricing model requires the input of subjective assumptions, including assumptions about the expected life of share-based awards and share price volatility.

As a privately held company prior to completing our IPO, our share price does not have sufficient historical volatility for us to adequately assess the fair value of all share option grants. As a result, for options with vesting period greater than 3 years, our management considered the historical volatility of other comparable publicly traded companies and for options with a vesting period of 3 years or less, the company’s own historical volatility rates were applied. Based on this analysis, it was concluded that a volatility range of 76.59% to 87.21% for options granted in 2020 (2019: 69.05% to 70.14%; 2018: 60.06% to 68.14%) was appropriate for the valuation of our share options.

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

During 2020, we issued share options on June 10, September 9, and December 9.  The fair value of these share options has been calculated using the Black-Scholes option pricing model.

The following table summarizes, by grant date, the number of ordinary shares subject to options granted between January 1, 2018 and December 31, 2020, the per share purchase or exercise prices, the fair value of the ordinary shares on the dates of grant, and the estimated fair value per option utilized to calculate share-based payment expense.

Grant date	Number of options granted	Exercise price per share	Fair value of ordinary share at grant date	Estimated fair value per option
Apr 11, 2018	71,500	£17.51	£17.51	£8.97
Apr 11, 2018	7,500	£0.16	£17.51	£17.35
May 8, 2018	62,000	£16.57	£16.57	£8.63
Aug 14, 2018	112,500	£18.05	£18.05	£9.65
Mar 13, 2019	120,750	£10.13	£10.13	£5.46
May 15, 2019	967,400	£11.26	£11.26	£6.07
Sept 11, 2019	114,000	£7.79	£7.79	£4.22
June 10, 2020	2,186,780	£4.78	£4.78	£2.76
Sept 9, 2020	398,859	£0.04	£4.28	£4.24
Dec 9, 2020	80,000	£3.48	£3.48	£2.10

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

Recent Accounting Pronouncements

The International Accounting Standards Board, or IASB, and International Financial Reporting Interpretations Committee, or IFRIC, have issued the following standards and amendments with an effective date after December 31, 2020.

Effective Date
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform, Phase 2	January 1, 2021
Amendments to IFRS 3 – Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37 – Onerous Contracts: Costs of Fulfilling a Contract	January 1, 2022
Annual Improvement Cycle 2018-2020 – IFRS 1 – First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter	January 1, 2022
Annual Improvement Cycle 2018-2020 – IFRS 9 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities	January 1, 2022
Annual Improvement Cycle 2018-2020 – IAS 41 Agriculture – Taxation in fair value measurements	January 1, 2022
IFRS 17 Insurance Contracts	January 1, 2023
Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current	January 1, 2023
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 – Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates	January 1, 2023

We have reviewed the above standards and amendments and consider that they either do not apply to us or will not have a material impact in future periods.

See Note 2 “Significant Accounting Policies” of the notes to our audited consolidated financial statements for the year ended December 31, 2020 included elsewhere in this Annual Report for more information.

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

As of December 31, 2020 and December 31, 2019, we had cash and cash equivalents of £87.4 million and £52.0 million, respectively. We do not currently have any approved products and have never generated any revenue from product sales. To date we have financed our operations primarily through the issuances of our equity securities. In October 2017, we completed our initial public offering, or IPO, and in September 2020 we completed a follow-on public offering in which we sold 17,888,889 American Depositary Shares, or ADSs, including 2,333,333 ADSs sold upon full exercise of the underwriters’ option to purchase additional ADSs. The follow-on ADSs were sold at a public offering price of $4.50 per ADS for total gross proceeds of $80.5 million.

In October 2018, we entered into an “at-the-market” (ATM) sales agreement with Cowen and Company, LLC, or Cowen, pursuant to which we may sell from time to time, ADSs having an aggregate offering price of up to $100.0 million through Cowen, acting as our agent. Sales of our ADSs pursuant to this ATM program are subject to certain conditions specified in the sales agreement. Sales under the ATM program are registered on a shelf registration statement on Form F-3 that we filed with the SEC in October 2018, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $400.0 million of our securities, inclusive of our ADSs sold under the ATM program. During 2020, we sold and issued 774,511 ADSs, representing 774,511 ordinary shares, under the ATM program, raising gross proceeds of £3.7 million.

Cash Flows

The following table summarizes the results of our cash flows for the years ended December 31, 2019 and 2020.

	Year ended December 31,
	2020	2019
	(in thousands)
Net cash used in operating activities	£(21,619)	£(23,833)
Net cash used in investing activities	(1,313)	(145)
Net cash from (used in) financing activities	61,800	(47)
Net increase (decrease) in cash and cash equivalents	£38,868	£(24,025)

Operating activities.

Net cash used in operating activities was £21.6 million in 2020 as compared to £23.8 million in 2019, reflecting a net decrease in cash outflows of £2.2 million. A tax refund of £4.2 million was received in 2020 with no similar cash inflow recorded in 2019. In addition, operating loss cash flows were higher by £6.0 million in 2020, primarily reflecting higher research and development costs. The increase in operating loss cash flows was offset by working capital inflows of £1.9 million in 2020 as compared to working capital outflows of £2.1 million in 2019.

Investing activities. Net cash used in investing activities was £1.3 million in 2020 as compared with £0.1 million in 2019, reflecting a net increase in outflows of £1.2 million. Interest received in 2020 was £0.3 million compared with £1.1 million in 2019, a decrease of £0.8 million. In 2020, cash used to acquire property, plant and equipment was higher by £0.3 million than in 2019, and cash used to acquire intangible assets was £0.1 million higher.

Financing activities. Net cash from financing activities was £61.8 million in 2020 as compared to £47,000 net cash used in financing activities in 2019. In 2020 the Company generated net proceeds from the issue of share capital of £62.1 million, as compared to £0.1 million in 2019. Payments of lease liabilities amounted to £0.3 million in 2020, as compared to net payments for lease liabilities and lease incentives of £0.2 million in 2019.

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

We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, for at least the next 12 months.

Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our clinical trials, preclinical programs and other related activities;
•	the extent of success in our early preclinical and clinical stage research programs, which will determine the amount of funding required to further the development of our product candidates;
•	the progress that we make in developing new product candidates based on our proprietary ProTide technology;
•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;
•	the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;
•	the outcome, timing and cost of regulatory approvals of our ProTide product candidates;
•	the cost and timing of establishing sales, marketing and distribution capabilities;
•	the costs associated with hiring additional skilled employees to support our continued growth and the related costs of leasing additional office space; and

•	developments related to COVID-19 and its impact on the costs and timing associated with the conduct of our clinical trials, preclinical programs and other related activities.
C.	Research and Development, Patents and Licenses, etc.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual lease commitments and obligations as of December 31, 2020.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Operating lease obligations	£677	£296	£307	£74	—
Total	£677	£296	£307	£74	—

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

G.	Safe Harbor

See the section titled “Information Regarding Forward-Looking Statements” at the beginning of this Annual Report.

Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and directors:

Name	Age	Position
Executive Officers
Hugh Griffith	52	Chief Executive Officer and Director
Donald Munoz	52	Chief Financial Officer
Non-Executive Directors
Andrew Kay	65	Non-Executive Director and Chairman
James Healy	56	Non-Executive Director
Martin Mellish	63	Non-Executive Director
Adam George	51	Non-Executive Director
Cyrille Leperlier	67	Non-Executive Director
Rafaèle Tordjman	51	Non-Executive Director
Bali Muralidhar	41	Non-Executive Director

Executive Officers

Hugh Griffith is our co-founder and has served as our Chief Executive Officer and as a member of our board of directors since our operations began in March 2008. In addition, he currently serves as a non-executive director of Thirty Holdings Limited, EdixoMed Limited and MedAnnex Limited. Prior to founding NuCana, Mr. Griffith was Chief Operating Officer of Bioenvision, Inc., a biopharmaceutical company, from July 2004 until December 2007, when it was acquired by Genzyme Corporation (now Sanofi). He previously served as Commercial Director of Bioenvision, Inc. from September 2002 to June 2004. Before that, Mr. Griffith held several senior commercial positions at Quantanova Limited, a biopharmaceutical company, from January 2002 to July 2002, Abbot Laboratories (now AbbVie Inc.) from October 1995 to December 2001 and Warner-Lambert Company (now Pfizer Inc.) from April 1992 to October 1995. He currently serves on the advisory board of the Scottish Lifesciences Association. In 2018, Mr. Griffith received a lifetime achievement award for ‘Outstanding Contribution to Life Sciences’ by the Scottish Government. Mr. Griffith is a named inventor on over 80 patents and over 135 pending patent applications. He received an M.B.A. from Cardiff Business School and a B.Sc. Honours in Biology from the University of Stirling. We believe that Mr. Griffith possesses specific attributes that qualify him to serve as a member of our board of directors, including the perspective and experience he brings as our Chief Executive Officer, which provides historic knowledge of our company, operational expertise and continuity to our board of directors, and his significant experience in the biopharmaceutical industry in positions including chief executive officer, chief operating officer and executive director.

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

Non-Executive Directors

Andrew Kay has served as Chairman of our board of directors since December 2020. Mr. Kay has served as Chairman of the Board of NeRRe Therapeutics since September 2017 and as Chairman of the Board of Blueberry Therapeutics since August 2015. From January 2019 to September 2020, he held the same role for KaNDy Therapeutics, a biotechnology company that was acquired by Bayer. From September 2015 to June 2018, Mr. Kay served as Chairman of the Board of Wilson Therapeutics, a biopharmaceutical company acquired by Alexion Pharmaceuticals in 2018. Prior to that, Mr. Kay served as the President and Chief Executive Officer for Algeta from January 2009 to May 2014. Prior to Algeta, Mr. Kay was the Global Head of Marketing and Sales and a Member of the Healthcare Committee and Pharmaceutical Executive Committee at Novartis 1999 to 2003, and held several other senior commercial positions in Europe and the U.S. having worked at Renovo, AstraZeneca, Eli Lilly, Sandoz and Boots. Mr. Kay earned his Bachelor of Honors in Pharmacy from

Nottingham University. We believe Mr. Kay possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience with biotechnology and pharmaceutical companies.

James Healy has served as a member of our board of directors since March 2014. Dr. Healy has been a General Partner of Sofinnova Investments (formerly Sofinnova Ventures) since 2000, and currently serves as a director of Ascendis Pharma A/S (Nasdaq: ASND), Bolt Therapeutics, Inc. (Nasdaq:  BOLT), Coherus BioSciences, Inc. (Nasdaq: CHRS), Karuna Therapeutics, Inc. (Nasdaq:  KRTX), Natera, Inc. (Nasdaq: NTRA), ObsEva SA (Nasdaq: OBSV) and Y-mAbs Therapeutics, Inc. (Nasdaq: YMAB) and two private companies. Previously, he served as a board member of Amarin Corporation, Auris Medical Holding AG, Edge Therapeutics, Inc., Hyperion Therapeutics, Inc., InterMune, Inc., Iterum Therapeutics PLC, Anthera Pharmaceuticals, Inc., Durata Therapeutics, Inc., CoTherix, Inc., Movetis NV and several private companies. Dr. Healy holds an M.D. and a Ph.D. in Immunology from Stanford University School of Medicine and a B.A. in Molecular Biology and Scandinavian Studies from the University of California, Berkeley. We believe that Dr. Healy possesses specific attributes that qualify him to serve as a member of our board of directors, including extensive experience in biomedical research, development and finance.

Martin Mellish has served as a member of our board of directors since December 2009. Since April 2019, he has been serving as an advisor to Starling Trust. Mr Mellish has also served pro-bono on the International Advisory Council of the Massachusetts General Hospital since 2018. From April 1994 to April 2019, Mr. Mellish served as Managing Director of Aspen Advisory Services Ltd., a London-based office responsible for the administration of investments in North America, Europe and Asia. Mr. Mellish serves as a non-executive director of Kensington Green (Management) Limited, a real estate management company, Levitronix Technologies Inc., a technology company, Alturki Holding, an industrial investment and development holding company, Saudi Readymix Construction Company (SRMCC), a building materials company, MicroVax LLC, a biotechnology company, and Omnicyte Limited, a biotechnology company. He is Chairman of the Audit Committees of Levitronix Technologies, Alturki Holding and SRMCC. From 1991 to 1992, Mr. Mellish pursued studies at the Massachusetts Institute of Technology. From 1984 to 1991, he was Controller and subsequently Chief Financial Officer of Alturki Holding. Mr. Mellish trained at Price Waterhouse Coopers. He holds an SM (Management) from the Massachusetts Institute of Technology, an M.Sc. (Accounting) from Northeastern University, and is a 2022 degree candidate in the Master of Health Care Delivery Science program at Dartmouth College. We believe that Mr. Mellish possesses specific attributes that qualify him to serve as a member of our board of directors, including his significant experience in accounting and finance.

Adam George has served as a member of our board of directors since April 2018. Mr. George served as GW Pharmaceutical's UK Managing Director from March 2017 to December 2020, Company Secretary from September 2007 to December 2020, Chief Financial Officer from 2012 to March 2017, and Financial Controller from 2007 to 2012. GW Pharmaceuticals is a publicly traded biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. Before joining GW Pharmaceuticals, Mr. George held several senior finance roles within both public and private companies. Mr. George holds a BSc. in Biology from Bristol University and is a Chartered Accountant. He also serves as Chairman of NuCana's Audit Committee. We believe that Mr. George possesses the specific attributes that qualify him to serve as a member of our board of directors, including significant management experience in the biopharmaceutical industry at both public and private companies.

Cyrille Leperlier has served as a member of our board of directors since May 2018. He brings to NuCana over 30 years of experience in the pharmaceutical and biotechnology industry. Dr. Leperlier has served as the Chief Executive Officer of Divlal SAS since June 2020. From January 2014 to December 2019, Dr. Leperlier also served as Vice President of Medical Assessment for Corporate Strategy for Sanofi's Corporate Business Development and M&A Group, where, among other transactions, he was deeply involved in Sanofi's acquisition of Genzyme. Prior to this role, Dr. Leperlier served as Medical Director in Japan for Sanofi. Before joining Sanofi, Dr. Leperlier was Medical Director and Global Head of Clinical Development at Rhone Poulenc Rorer and previously worked for Takeda in a variety of operational and medical affairs roles. Dr. Leperlier received an M.D. from the University of Paris, Saint-Antoine School of Medicine and a Master in Human Biology (major in physiology) from the Medical University of Paris. He is a recognized expert in oncology drug development, strategic portfolio prioritization, and business development, with extensive leadership experience at a number of global biotechnology and pharmaceutical companies. We believe that Dr. Leperlier possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in global drug development and marketing.

Rafaèle Tordjman has served as a member of our board of directors since November 2011. Dr. Tordjman currently serves as Chief Executive Officer and Investor of Jeito Capital, which she founded in May 2018, and also as the representative of Jeito Fund I. Since November 2020, she has been serving as a director of InnoSkel SAS, a company dedicated to developing therapies for skeletal dysplasia. From February 2017 to August 2017, Dr. Tordjman was a Special Advisor at Sofinnova Partners, an independent venture capital firm based in Paris, where she specialized in life sciences investments. She joined Sofinnova Partners in 2001 and served as a Managing Partner from January 2011 to February 2017. Dr. Tordjman currently serves as a director of ObsEva SA, a Nasdaq-listed biopharmaceutical company, and has previously served as a director of several biopharmaceutical or biotechnology companies, including: Lysogene, Ascendis Pharma A/S, DBV Technologies S.A., Medtronic CoreValve LLC and Flexion Therapeutics, Inc. Previously, Dr. Tordjman was a research scientist at the Institut National de la Santé et de la Recherche Médicale (INSERM) in Cochin Hospital, Paris, France. Before joining INSERM, Dr. Tordjman was a medical doctor specializing in clinical hematology and internal medicine. Dr. Tordjman received a Ph.D. with high honors in hematopoiesis and angiogenesis, and a post-doctoral fellowship in immunology, from the University Paris VII. Dr. Tordjman received an M.D. and fellowship in hematology and internal medicine from the Paris University Hospitals. We believe that Dr. Tordjman possesses specific attributes that qualify her to serve as a member of our board of directors, including her medical background, clinical and research experience, and industry knowledge.

Bali Muralidhar, M.D, Ph.D. has served as a member of our board of directors since October 2020. Dr. Muralidhar is a Managing Partner at Abingworth LLP, or Abingworth, a transatlantic investment group dedicated to life sciences. Prior to joining Abingworth, Dr. Muralidhar was a senior partner at MVM Partners LLP, or MVM, from November 2012 to March 2019. He represents Abingworth on the boards of Exicure Inc. (Nasdaq: XCUR), Spruce Biosciences (Nasdaq: SPRB), Reneo Pharmaceuticals and Gynesonics. Prior to MVM, he was a member of Bain Capital LP’s leveraged buyout team, focusing on healthcare from April 2011 to November 2012. Dr. Muralidhar previously served on the supervisory board of Valneva SE, or Valneva, a French biotechnology company traded on Euronext and Wilson Therapeutics traded in Nasdaq OMX. Dr. Muralidhar earned a degree in clinical medicine from the University of Oxford and has a Ph.D. in translational cancer research from the MRC Cancer Cell Unit, University of Cambridge. We believe Dr. Muralidhar possesses specific attributes that qualify him to serve as a member of our board of directors, including his investment experience in the healthcare.

B.	Compensation

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our directors and members of management for services in all capacities to us and our subsidiaries for the year ended December 31, 2020, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2020 to provide pension, retirement or similar benefits to, our directors and members of the executive management board.

Directors’ and Executive Officers’ Compensation

Directors’ Compensation

For the year ended December 31, 2020, the table below sets forth the compensation paid to our directors, and, in the case of Messrs. Griffith and Wood, reflects the compensation paid for their services as our Chief Executive Officer and Chief Medical Officer, respectively.

Year Ended December 31, 2020 Directors’ Compensation (1)

Name	Salary/Fees	Annual Bonus	Benefit Excluding Pension (2)	Pension Benefit (3)	Total
	£	£	£	£	£
Hugh S. Griffith
Executive Director
Chief Executive Officer	551,425	309,433	2,982	56,210	920,050
Christopher Wood
Former Executive Director
Former Chairman and Chief Medical Officer	80,822	—	2,167	—	82,989
Andrew Kay
Non-Executive Director and Chairman	1,773	—	—	—	1,773
Isaac Cheng
Former Non-Executive Director	7,542	—	—	—	7,542
James Healy
Non-Executive Director	37,766	—	—	—	37,766
Martin Mellish
Non-Executive Director	39,697	—	—	—	39,697
Rafaèle Tordjman
Non-Executive Director	47,420	—	—	—	47,420
Adam George
Non-Executive Director	47,420	—	—	—	47,420
Bali Muralidhar
Non-Executive Director	8,959	—	—	—	8,959
Cyrille Leperlier
Non-Executive Director	34,660	—	—	—	34,660

(1)	For the year ended December 31, 2020, the majority of compensation was set and paid in pounds sterling (£).
(2)	The amount for benefits represents our contribution to medical insurance.
(3)	The amount for pension benefit represents our contribution into a money purchase plan.

Executive Officers’ Compensation

The compensation for each of our executive directors and executive officers is comprised of the following elements: base salary, annual bonus, personal benefits and pension or 401(k) plan. The total amount of compensation paid and benefits in kind granted to our executive officers, whether or not a director, for the year ended December 31, 2020 was £1.5 million.

Bonus Plans

The summary set forth below describes the bonus plan pursuant to which compensation was paid to our executive officers and directors for the year ended December 31, 2020.

Our executive officers and directors are eligible for an annual bonus at the discretion of the Remuneration Committee. Bonus awards are reviewed at the end of each calendar year and any such awards are determined by the performance of the individual and the company as a whole based upon the achievement of strategic objectives set at the beginning of the year.

Outstanding Equity Awards, Grants and Option Exercises

During the year ended December 31, 2020, options to purchase 2,150,139 ordinary shares were awarded to executive officers and non-executive directors.

	Type of		Nominal	Exercise	First date of
Name	Plan(1)	Granted	value	price	exercise (2)	Date of expiry
Directors and Executive Officers
Hugh S. Griffith	2016 Share Option Scheme	1,105,775	£0.04	£4.78	June 10, 2021	June 10, 2030
	2020 Long Term Incentive Plan	221,155	£0.04	£0.04	Sept 9, 2021	Sept 9, 2030
Donald Munoz	2016 Share Option Scheme	446,845	£0.04	£4.78	June 10, 2021	June 10, 2030
	2020 Long Term Incentive Plan	89,369	£0.04	£0.04	Sept 9, 2021	Sept 9, 2030
Non-Executive Directors
James Healy	2016 Share Option Scheme	47,832	£0.04	£4.78	June 10, 2021	June 10, 2030
	2020 Long Term Incentive Plan	9,567	£0.04	£0.04	Sept 9, 2021	Sept 9, 2030
Martin Mellish	2016 Share Option Scheme	47,832	£0.04	£4.78	June 10, 2021	June 10, 2030
	2020 Long Term Incentive Plan	9,567	£0.04	£0.04	Sept 9, 2021	Sept 9, 2030
Rafaèle Tordjman	2016 Share Option Scheme	47,832	£0.04	£4.78	June 10, 2021	June 10, 2030
	2020 Long Term Incentive Plan	9,567	£0.04	£0.04	Sept 9, 2021	Sept 9, 2030
Adam George	2016 Share Option Scheme	47,832	£0.04	£4.78	June 10, 2021	June 10, 2030
	2020 Long Term Incentive Plan	9,567	£0.04	£0.04	Sept 9, 2021	Sept 9, 2030
Cyrille Leperlier	2016 Share Option Scheme	47,832	£0.04	£4.78	June 10, 2021	June 10, 2030
	2020 Long Term Incentive Plan	9,567	£0.04	£0.04	Sept 9, 2021	Sept 9, 2030

(1)	Further details of the 2016 Share Option Scheme and 2020 Long Term Incentive Plan are given on pages 120 – 123.
(2)

Options granted will vest if the option holder remains under their respective employment contract or contract of services for the agreed vesting period. The share options granted under these plans will vest equally over a period of four years.

As of December 31, 2020, our executive officers and directors held options to purchase 4,987,547 ordinary shares.

We periodically grant share options to employees, directors and consultants to enable them to share in our successes and to reinforce a corporate culture that aligns their interests with that of our shareholders. During the year ended December 31, 2020, we granted options to purchase 2,150,139 ordinary shares to our executive officers and directors. During the year ended December 31, 2020, we granted options to purchase 515,500 ordinary shares to 31 employees and consultants who are not directors or executive officers.

Pension, Retirement and Similar Benefits

For the year ended December 31, 2020, we and our subsidiaries contributed a total of £61,182 into money purchase plans to provide pension, retirement or similar benefits to our executive officers and directors.

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

Equity Compensation Plans

As of December 31, 2020, we have granted options to purchase our shares under four share option schemes, which are summarized in this section.

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

As of December 31, 2020, we had granted options to purchase 1,032,500 ordinary shares to directors, employees and consultants under the 2009 Share Option Scheme. 10,000 of these options lapsed before December 31, 2020 and 585,000 were exercised by December 31, 2020. The remaining options to purchase 437,500 shares have vested and are exercisable.

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

Lapse of Options. If not otherwise lapsed in accordance with the provisions of the 2009 Share Option Scheme, an option granted under the 2009 Share Option Scheme shall lapse at 5 p.m. on the day before the 10th anniversary of the grant of the option.

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

As of December 31, 2020, we had granted options to purchase 1,908,935 ordinary shares to directors and employees under the 2012 Share Option Scheme. Of these, options to purchase 105,188 shares have been cancelled by December 31, 2020. Options to purchase 37,500 shares were exercised in 2016, 42,500 options to purchase were exercised in 2018, and 32,500 options to purchase were exercised in 2020. The remaining options to purchase 1,691,247 shares have vested and are exercisable.

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

As of December 31, 2020, we had granted options to purchase 5,638,435 ordinary shares to directors and employees under the 2016 Share Option Scheme. Options to purchase 92,312 shares were exercised by December 31, 2018, and a further 23,437 options were exercised in 2019. Of the remaining options granted under this scheme, 2,060,033 had vested at December 31, 2020, 405,501 had been forfeited or cancelled, and the remaining 3,057,152 are unvested.

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

2020 Long Term Incentive Plan (2020 LTIP)

On June 25, 2020, we adopted a share option scheme, or the 2020 LTIP, for the purpose of enabling the grant of share options to incentivize our employees, directors and consultants, and those employees, directors and consultants of our subsidiary companies.

The 2020 LTIP permits grants of options or conditional awards in relation to Ordinary Shares or ADS’s, and where in relation to options whether the grants are i) “Regular Options”, (ii) “Short-Term Options”, or (iii) “RSU-style Options”. Options granted as RSU-style options are automatically exercised when the vesting conditions are satisfied.

As of December 31, 2020, we had granted to directors, employees and consultants, 370,356 Regular options and 108,503 RSU-style options to purchase ordinary shares under the 2020 LTIP. At December 31, 2020, all 478,859 are unvested.

Class of Share. An option granted under the 2020 LTIP entitles the option holder, subject to the satisfaction, waiver or acceleration of specific exercise conditions, to subscribe for ordinary shares.

Cash Alternative. An option granted under the 2020 LTIP may be settled in cash as an alternative to the right to subscribe for ordinary shares. The decision to settle in cash is reserved for the Remuneration Committee to determine.

Exercise Conditions. Options granted under our 2020 LTIP may be granted subject to vesting schedules, performance targets or other conditions which must be satisfied or waived before exercise. Exercise conditions may be removed or varied by our board of directors, provided that any variation shall be (in the reasonable opinion of our board of directors) no more difficult to satisfy than the original exercise condition.

Each option grant is documented through an option agreement. Most of the option agreements entered into under the 2020 LTIP provide that all unvested options shall immediately vest if, following one of the Takeover and Corporate Events listed below, the option holder (i) remains an eligible employee for the purpose of the plan; and (ii) has experienced a material reduction in base compensation that was payable as at the date of grant or has otherwise experienced a material change or reduction in authority, duties, reporting or responsibilities.

Leaver Provisions. If an option holder ceases to be an employee, director or consultant of the company or a subsidiary for a variety of specified reasons (including ill health, retirement, sale of a subsidiary company or part of the business to a third party, or if his employment/directorship ceases for any reason apart from summary dismissal from fraud or gross misconduct) then the option holder may exercise his options during the 12 months after the date of such cessation of employment/directorship only to the extent that any exercise conditions have been met at the time of such cessation of employment/directorship. Any part of an option in respect of which the relevant exercise conditions have not been met at the point at which the option holder ceases his employment/directorship shall lapse.

Lapse of Options. If not otherwise lapsed in accordance with the provisions of the 2020 LTIP, an option granted under the 2020 LTIP shall lapse at 5 p.m. on the day before the 10th anniversary of the grant of the option.

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

Adjustment of Awards. In the event that there is any variation in our share capital that affects the value of the options, our board of directors will make such adjustments to the number and exercise price of shares subject to each option or the option price as our board of directors considers appropriate in accordance with the rules of the 2020 LTIP.

Transferability. No options under the 2020 LTIP may be transferred, assigned or have any charge created over them and will lapse immediately upon an attempt to do so.

Amendment. Our board of directors may amend the 2020 LTIP, provided that any amendment shall not, without the consent of an option holder, materially increase his or her liabilities or materially decrease the value of his or her subsisting rights under an outstanding option.

Any amendment to the scheme shall take effect without the requirement for the prior approval of our shareholders, except as otherwise required by applicable laws or the rules of any securities exchange on which our securities are listed.

2020 Company Share Option Plan (2020 CSOP)

On June 25, 2020, we adopted a share option plan, or the 2020 CSOP. The CSOP is an option scheme that provides for the grant of options under a Company Share Option Plan in accordance with Schedule 4 of the Income Tax (Earnings and Pensions) Act 2003 which affords some tax advantages to the option holder. We no longer qualify for the tax-advantageous EMI option scheme rules but will qualify for the CSOP scheme. While the CSOP scheme is broadly similar in terms of its tax advantages it is more limited in terms of the quantum of the award. Grants under the CSOP would only be applicable to UK taxpayers. As of December 30, 2020, we have not granted any options under the 2020 CSOP.

Key points:

•	CSOP options must only be granted to full-time directors or employees;
•	each recipient can receive options to buy company shares worth up to £30,000 (as valued (ignoring any restrictions) at the date of grant or such earlier agreed time);
•

on grant of the CSOP option, there is generally no liability to income tax or NICs (employee’s and employer’s) unless the exercise price (together with any grant price) is less than the market value of the shares at the date of grant;

•	no income tax or NICs will be payable on the exercise of a tax advantaged CSOP option if the CSOP option is exercised whilst the scheme is still a tax advantaged scheme and the option is exercised;
o	on or before the tenth anniversary of the date of grant of the option, and either;
o	on or after the third anniversary of the date of grant; or
o	pursuant to the terms of the CSOP, prior to the third anniversary of the date of grant and, broadly, within six months of certain takeover events;
•	there is no capital gains tax (CGT) payable on the grant or exercise of a qualifying CSOP option. On sale of the option shares, CGT may be payable on any gain;
•

the CSOP scheme rules include the concept of a vesting requirement before they can be exercised and CSOP option awards are generally structured so that they do not become exercisable/vest earlier than three years from grant so that they provide the preferential tax treatment to the option holder;

•	option awards which have not vested on an option holder’s cessation of employment lapse; and
•	the option holder indemnifies the Company in relation to Tax Liabilities (as defined in the CSOP rules).

Employee Benefit Trust

On December 19, 2011, we established a discretionary employee benefit trust under the terms of a trust deed, or the Employee Benefit Trust, to operate in conjunction with our share option schemes. The beneficiaries of the Employee Benefit Trust are our employees and former employees (including executive directors) and their spouses, civil partners, surviving spouses and civil partners, children and step-children under the age of 18. The trustee of the Employee Benefit Trust is NuCana BioMed Trustee Company Limited, or the Trustee, our wholly owned subsidiary. As of December 31, 2020, the Trustee holds 500,000 of our ordinary shares in trust under the terms of the trust deed, which, pursuant to the terms of our three option schemes, and at the election of the Trustee, may be used to satisfy awards under our share option schemes. Under the terms of the trust deed, unless we direct otherwise, the Trustee must abstain from voting at a general meeting any of our shares held in the trust fund for which the Trustee holds the whole of the beneficial interest.

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

Pursuant to Nasdaq rules, a director employed by us cannot be deemed to be an “independent director,” and consequently Hugh Griffith does not qualify as an independent director.

Our board of directors has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, our board of directors has determined that the following directors are “independent directors” as defined by the applicable rules and regulations of Nasdaq: Rafaèle Tordjman, James Healy, Martin Mellish, Adam George, Cyrille Leperlier, Bali Muralidhar and Andrew Kay.

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

Audit Committee

The members of our audit committee are currently three of our non-executive directors, Adam George, Martin Mellish and Cyrille Leperlier. Each of these members is an “independent director” as such term is defined in Rule 10A-3 under the Exchange Act. Adam George serves as chair of the audit committee. Our board of directors has determined that Adam George is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002. Our audit committee meets at least four times per year and oversees the monitoring of our internal controls, accounting policies and financial reporting and provides a forum through which our external auditors and independent registered public accounting firm reports. Our audit committee meets at least once a year with the external auditors and our independent registered public accounting firm without executive board members present. The audit committee is also responsible for overseeing the activities of the external auditors and our independent registered public accounting firm, including their appointment, reappointment, or removal as well as monitoring their objectivity and independence. The audit committee also reviews and approves the fees paid to our external auditors and independent registered public accounting firm and determines whether the fee levels for non-audit services, individually and in aggregate, relative to the audit fee are appropriate so as not to undermine their independence.

Remuneration Committee

The members of the remuneration committee are two of our non-executive directors, James Healy and Bali Muralidhar. Each of these non-executive director members is a non-employee director as defined in Rule 166-3 under the Exchange Act and an outside director as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. James Healy serves as chair of the remuneration committee. Our remuneration committee reviews, among other things, the performance of the executive officers and sets the scale and structure of their remuneration and the basis of their service agreements with due regard to the interests of the shareholders. It is a policy of the remuneration committee that no individual participates in discussions or decisions concerning his or her own remuneration.

Nominations Committee

The members of the nominations committee are Hugh Griffith and three of our non-executive directors, Andrew Kay, Bali Muralidhar and James Healy. Bali Muralidhar serves as chair of the nominations committee and oversees the evaluation of the board of directors’ performance. The nominations committee meets at least twice a year and reviews the structure, size and composition of the board of directors, supervises the selection and appointment process of directors, making recommendations to the board of directors with regard to any changes and using an external search consultancy if considered appropriate. For new appointments, the nominations committee makes a final recommendation to the board of directors, and the board of directors has the opportunity to meet the candidate prior to approving the appointment. Once appointed, the nominations committee oversees the induction of new directors and provides the appropriate training to the board of directors during the course of the year in order to ensure that they have the knowledge and skills necessary to operate effectively. The nominations committee is also responsible for annually evaluating the performance of the board of directors, both on an individual basis and for the board of directors as a whole, taking into account such factors as attendance record, contribution during board of directors meetings and the amount of time that has been dedicated to board matters during the course of the year.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards.

D.	Employees

The number of employees by function and geographic location as of the end of the period for our fiscal years ended December 31, 2018, 2019 and 2020 was as follows:

	At December 31,
	2020	2019	2018
By Function:
Research and development	23	25	20
Management and administrative	6	6	4
Total	29	31	24
By Geography:
United Kingdom	27	29	21
North America	2	2	3
Total	29	31	24

As of December 31, 2020, we had 27 full-time employees and 2 part-time employees. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our employee relations are good.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders

The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2020 by:

•	each of our executive officers and directors;
•	each person beneficially owning more than 5% of our share capital as of December 31, 2020; and
•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from December 31, 2020, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person except with respect to the percentage ownership of all board members and executive officers, as a group.

Unless otherwise indicated, the address for each of the shareholders in the table below is c/o NuCana plc, 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

	Ordinary Shares Beneficially Owned(1)
Name of Beneficial Owner	Number	Percent
Greater than 5% Shareholders
Entities affiliated with Sofinnova Investments (2)	7,999,999	15.6
Sofinnova Capital VI FCPR (3)	5,798,842	11.3
Capital Research Global Investors (4)	4,581,164	9.0
Capital International Investors (5)	4,417,153	8.6
Abingworth LLP (6)	3,333,333	6.5
Baillie Gifford & Co (7)	3,319,330	6.5

Named Executive Officers and Directors
Hugh Griffith (8)	3,315,802	6.5
Donald Munoz (9)	399,977	*
James Healy (10)	8,051,999	15.7
Bali Muralidhar (11)	3,333,873	6.5
Martin Mellish (12)	52,000	*
Rafaèle Tordjman (13)	40,563	*
Adam George (14)	16,750	*
Cyrille Leperlier (15)	16,750	*
Andrew Kay (16)	-	*
All of our current executive officers and directors, as a group (9 persons)	15,277,714	29.8%

*	Indicates beneficial ownership of less than one percent of our ordinary shares.

(1)	Number of shares owned as shown both in this table and the accompanying footnotes and percentage ownership is based on 51,174,545 ordinary shares outstanding on December 31, 2020.
(2)

Includes 5,777,777 shares held by Sofinnova Venture Partners VIII, L.P. (“SVP VIII”), of which 1,777,777 shares are held in the form of ADSs. Dr. James Healy, a member of our board of directors, together with Dr. Michael F. Powell, are the managing members of Sofinnova Management VIII, L.L.C. (“SM VIII”), the general partner of SVP VIII, and as such, may be deemed to share joint voting and dispositive power with respect to the shares held by SVP VIII. Each of Dr. Powell and Dr. Healy disclaims beneficial ownership of the shares held by SVP VIII, except to the extent of his pecuniary interest therein, if any. Also includes 2,222,222 shares held by Sofinnova Venture Partners X, L.P. (“SVP X”), all of which are held in the form of ADSs. Dr. Healy, together with Dr. Powell and Dr. Maha Katabi, are the managing members of Sofinnova Management X, L.L.C. (“SM X”), the general partner of SVP X, and as such, may be deemed to share joint voting and dispositive power with respect to the shares held by SVP X. Each of Dr. Healy, Dr. Katabi and Dr. Powell disclaims beneficial ownership of the shares held by SVP X, except to the extent of his or her pecuniary interest therein, if any. Beneficial ownership information is based on information known to us and a Schedule 13D filed on October 5, 2020. The mailing address of SVP III and SVP X is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, CA 94025.

(3)

All shares are held by Sofinnova Capital VI FCPR (“Sofinnova Capital”), all of which are held in the form of ADSs. Sofinnova Partners SAS, a French corporation, is the management company of Sofinnova Capital, and may be deemed to have sole voting and investment power with respect to the shares held by Sofinnova Capital. Denis Lucquin, Antoine Papiernik, Henrijette Richter, Monique Saulnier and Graziano Seghezzi are the managing partners of Sofinnova Partners SAS, and, as such, may be deemed to have joint voting and investment power with respect to the shares held by Sofinnova Capital. Beneficial ownership information is based on information known to us and a Schedule 13D filed on February 2, 2021. The address of Sofinnova Capital is Sofinnova Partners, Immeuble le Centorial, 7-11 boulevard Haussmann, 75009 Paris, France.

(4)

All shares are held in the form of ADSs by funds associated with Capital Research Global Investors (“Capital Research”). Capital Research is a division of Capital Research and Management Company (“CRMC”), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl and Capital International K.K. (together with CRMC, the “investment management entities”). Capital Research’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital Research Global Investors.” Beneficial ownership information is based on information known to us and a Schedule 13G/A filed by Capital Research on February 16, 2021. The mailing address of Capital Research is c/o Capital Research Global Investors, 333 South Hope Street, Los Angeles, California 90071.

(5)

All shares are held in the form of ADSs by funds associated with Capital International Investors (“CII”). CII is a division of CRMC, as well as the investment management entities. CII’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital International Investors.” Beneficial ownership information is based on information known to us and a Schedule 13G/A filed by CII on February 16, 2021. The mailing address of CII is c/o Capital International Investors, 333 South Hope Street, Los Angeles, California 90071.

(6)

All shares are held in the form of ADSs by Abingworth Bioventures VII, LP (“Abingworth VII”). Abingworth LLP (“Abingworth”) may be deemed to beneficially own the shares held by Abingworth VII. Abingworth Bioventures VII GP LP (“Abingworth GP”) serves as the general partner of Abingworth VII. Abingworth General Partner VII LLP, serves as the general partner of Abingworth GP. Abingworth VII (acting by its general partner Abingworth GP, acting by its general partner Abingworth General Partner VII LLP) has delegated to Abingworth, all investment and dispositive power over the securities held by Abingworth VII.  Abingworth holds the reported securities indirectly through Abingworth VII. Beneficial ownership information is based on information known to us and a Schedule 13D filed on September 28, 2020. An investment committee of Abingworth, currently comprised of, Timothy Haines, Kurt von Emster, Bali Muralidhar, Brian Gallagher and Genghis Lloyd-Harris (collectively the “Investment Committee”), approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over the securities held by Abingworth VII. Each of Abingworth, Abingworth GP, Abingworth General Partner VII LLP, and each member of the Investment Committee disclaims beneficial ownership of the ADSs held by Abingworth VII. The address of Abingworth and Abingworth VII is c/o Abingworth LLP, Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

(7)

All shares are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. Beneficial ownership information is based on information known to us and a Schedule 13G filed on January 28, 2021. The address of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland.

(8)	Consists of (a) 1,000,000 ordinary shares, (b) 25,121 ADSs, and (c) options to purchase 2,290,681 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2020.
(9)	Consists of (a) 30,000 ordinary shares and (b) options to purchase 369,977 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2020.
(10)

Consists of (a) 45,750 ordinary shares held in the Healy Family Trust, for which James Healy’s spouse is the trustee, (b) 5,777,777 ordinary shares owned of record by SVP VIII, (c) 2,222,222 ordinary shares owned of record by SVP X, and (d) options to purchase 6,250 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2020. Dr. James Healy, a member of our board of directors, together with Dr. Michael F. Powell, are the managing members of SM VIII, the general partner of SVP VIII, and as such, may be deemed to share voting and investment power with respect to such shares. Dr. Healy, together with Dr. Powell and Dr. Maha Katabi, are the managing members of SM X, the general partner of SVP X, and as such, may be deemed to share voting and investment power with respect to such shares. Dr. Healy disclaims beneficial ownership with regard to the 5,777,777 shares owned by SVP VIII and the 2,222,222 shares owned by SVP X, except to the extent of his proportionate pecuniary interest therein.

(11)

Consists of (a) 540 ADSs and (b) 3,333,333 ADSs held by Abingworth VII. Abingworth VII (acting by its general partner Abingworth GP, acting by its general partner Abingworth General Partner VII LLP) has delegated to Abingworth, all investment and dispositive power over the securities held by Abingworth VII.  Abingworth holds the reported securities indirectly through Abingworth VII. Dr. Muralidhar, a member of our board of directors, is a partner and investment committee member of Abingworth and disclaims beneficial ownership of the ADSs held by Abingworth VII. Dr. Muralidhar has not been granted any options as of December 31, 2020.

(12)	Consists of options to purchase 52,000 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2020.
(13)	Consists of options to purchase 40,563 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2020.
(14)	Consists of options to purchase 16,750 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2020.
(15)	Consists of options to purchase 16,750 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2020.
(16)	Mr. Kay has not been granted any options as of December 31, 2020.

To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2018.

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

Agreements with Our Executive Officers and Directors

We have entered into service agreements with our two executive officers and amended the service agreements with each of Hugh Griffith and Donald Munoz in 2017.

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

There have been no significant changes since December 31, 2020.

Item 9	The Offer and Listing
A.	Offer and Listing Details

The ADSs have been listed on The Nasdaq Global Select Market under the symbol “NCNA” since October 2, 2017.

B.	Plan of Distribution

Not Applicable.

C.	Markets

The ADSs have been listed on The Nasdaq Global Select Market under the symbol “NCNA” since October 2, 2017.

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

Issued Share Capital

Our issued share capital as of December 31, 2020 is £2,046,982 divided into: 51,174,545 ordinary shares of £0.04 each. A summary of increases in, and changes to, our issued share capital since our incorporation is set out below.

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

On September 21, 2020, we issued 17,888,889 ordinary shares pursuant to our follow-on public offering.

During 2020 we issued 774,511 ordinary shares pursuant to our “at-the-market” (ATM) sales agreement.

During 2020 we issued 32,500 ordinary shares pursuant to the exercise of share options.

Ordinary Shares

As of December 31, 2020, we had issued and outstanding 51,174,545 ordinary shares of £0.04 each. Each issued ordinary share is fully paid.

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

Classified board of directors. Our board of directors is divided into three classes, “Class I,” whose initial term expires at the annual general meeting of the shareholders to be held in 2023, “Class II,” whose initial term expires at the annual general meeting of the shareholders to be held in 2022, and “Class III”, whose initial term expires at the annual general meeting of the shareholders to be held in 2021, with the classes as nearly equal in number as possible. The Class I directors are Hugh Griffith, Andrew Kay and Bali Muralidhar, the Class II directors are Rafaèle Tordjman, James Healy and Cyrille Leperlier, and the Class III directors are Adam George, and Martin Mellish.

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

Pensions and other benefits. The board of directors may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director, or any person who is or was at any time employed by, or held an executive or other office or place of profit in, the company or any corporate body that is or has been a subsidiary of the company or a predecessor of the business of the company or of any such subsidiary and for the families and persons who are or was a dependent of any such persons and for the purpose of providing any such benefits contribute to any scheme trust or fund or pay any premiums.

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

Preemptive Rights. English law generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for a company’s articles of association, or shareholders in general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). On June 25, 2020, at our 2020 AGM, our shareholders approved the exclusion of preemptive rights in connection with (i) the allotment of shares with an aggregate nominal value of up to £1,000,000, and (ii) the allotment of equity shares under or in connection with the 2016 Share Option Scheme, the NuCana 2020 Long-Term Incentive Plan, the NuCana 2020 Company Share Option Plan or any other joint share ownership plan agreement, with an aggregate nominal value of up to £160,000, for a period ending at the conclusion of our next annual general meeting. On September 14, 2017, our shareholders also approved the exclusion of preemptive rights for the allotment of ordinary shares in connection with our share schemes, up to an aggregate nominal value of £200,331 for a period of five years from the date of approval, which exclusion will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

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

For U.S. federal income tax purposes, a beneficial owner of ADSs generally will be treated as the owner of the underlying ordinary shares represented by such ADSs. Accordingly, deposits or withdrawals of the underlying ordinary shares for ADSs generally will not be subject to U.S. federal income tax. The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. U.S. Treasury has expressed concerns that parties to whom ADSs are released before shares are delivered to the depositary or intermediaries in the chain of ownership between the U.S. Holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain noncorporate U.S. Holders. As a result, the creditability of non-U.S. withholding taxes (if any), and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. Accordingly, U.S. persons considering an investment in ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of ADSs, including the applicability of U.S. federal, state and local tax laws and non U.S. tax laws.

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

In making this determination, we will be treated as earning our proportionate share of any income and owning our proportionate share of any assets of any corporation in which we hold a 25% or greater interest (by value). Because PFIC status must be determined annually based on tests which are factual in nature, our PFIC status will depend on our income, assets and activities each year, including whether certain research and development tax credits received from the government of the United Kingdom will constitute gross income, and, if they do, whether they will constitute passive income for purposes of the PFIC income test. In addition, for purposes of the PFIC asset test, the value of our assets will depend in part on the market price of our ordinary shares, which may fluctuate significantly. If we are classified as a PFIC for any taxable year, a U.S. Holder may be able to mitigate some of the resulting adverse U.S. federal income tax consequences described below with respect to owning the ADSs, provided that such U.S. Holder is eligible to make, and validly makes a “mark-to-market” election, described below. In certain circumstances a U.S. Holder can make a “qualified electing fund” election to mitigate some of the adverse tax consequences described with respect to an ownership interest in a PFIC by including in income its share of the PFIC’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

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

Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we do not expect to be treated as a PFIC for U.S. income tax purposes for the taxable year ending December 31, 2020. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of the taxable year and involves extensive factual and legal investigation. Accordingly, there can be no assurance that we will not be considered a PFIC for our current taxable year ending December 31, 2021 or for any future taxable year.

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

Controlled Foreign Corporation

The Tax Cuts and Jobs Act (the “Tax Act”) eliminated the prohibition on “downward attribution” from non-U.S. persons to U.S. persons under Section 958(b)(4) of the Code for purposes of determining constructive stock ownership under the controlled foreign corporation (“CFC”) rules. As a result, our U.S. subsidiary will be deemed to own all of the stock of our non-U.S. subsidiaries held by the Company for CFC purposes. To the extent a non-U.S. subsidiary is treated as a CFC for any taxable year, each U.S. person treated as a “10% U.S. Shareholder” with respect to such CFC that held our common shares directly or indirectly through non-U.S. entities (including the Company) as of the last day in such taxable year that the subsidiary was a CFC would generally be required to include in gross income as ordinary income its pro rata share of certain investment income of the CFC, regardless of whether that income was actually distributed to such U.S. person (with certain adjustments). For tax years beginning on or after January 1, 2018, a “10% U.S. Shareholder” of a non-U.S. corporation includes any U.S. person that owns (or is treated as owning) stock of the non-U.S. corporation possessing 10% or more of the total voting power or total value of such non-U.S. corporation’s stock. The legislative history under the Tax Act indicates that this change was not intended to cause our non-U.S. subsidiaries to be treated as CFCs with respect to a 10% U.S. Shareholder that is not related to our U.S. subsidiary. However, it is not clear whether the IRS or a court would interpret the change made by the Tax Act in a manner consistent with such indicated intent.

You are strongly urged to consult your own tax advisors to determine whether your ownership of the ADSs will cause you to become a 10% U.S. Shareholder and the impact of such a classification.

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

Subject to the paragraph below, dividends generally will constitute income from sources outside the United States, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” Dividend payments may be made without withholding or deduction for or on account of U.K. tax.

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

Tax on Net Investment Income

An additional 3.8% Medicare tax may be imposed on some or all of such U.S. Holder’s “net investment income.” Net investment income generally includes income from the ADSs unless such income is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). You should consult your tax advisors regarding the effect this Medicare tax may have, if any, on your acquisition, ownership or disposition of the ADSs.

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

United Kingdom Income Tax. An individual U.K. Holder (being an individual who is resident for tax purposes in the United Kingdom) who receives a dividend from the company will generally be subject to income tax on the dividend. For the tax year 2020/2021, an individual U.K. Holder will generally pay income tax at a rate of 0% on the first £2,000 of dividends received by such U.K. Holder. Dividend income taxed at 0% will be taken into account in determining the rate at which income in excess of this tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed.

An individual U.K. Holder who is subject to income tax at the basic rate will be liable to tax on the dividend at the marginal rate of 7.5%. An individual U.K. Holder who is subject to income tax at the higher rate (but not the additional rate) will be liable to income tax on the dividend at the rate of 32.5% to the extent that such sum, when treated as the top slice of that holder’s income, exceeds the threshold for higher rate income tax.

An individual U.K. Holder liable to income tax at the additional rate will be subject to income tax on the dividend at the rate of 38.1% to the extent that the holder’s income (including the dividend) exceeds the threshold for the additional rate.

Individuals who are Scottish taxpayers will pay tax on dividends at the same dividend tax rates as other UK taxpayers and as if they paid income tax by reference to the U.K. income tax thresholds rather than by reference to the thresholds otherwise applicable to Scottish taxpayers.

An individual who is not a U.K. Holder (other than one carrying on a trade, profession or vocation in the United Kingdom through a branch or agency to which the ADSs are attributable) who is resident for tax purposes outside the United Kingdom will not have any U.K. tax to pay on dividends received from the company.

United Kingdom Corporation Tax. A U.K. Holder within the charge to U.K. corporation tax may be entitled to exemption from U.K. corporation tax in respect of dividend payments. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, United Kingdom corporation tax will be chargeable on the amount of any dividends. The main rate of United Kingdom corporation tax for the 2020/2021 corporation tax year is 19% and is, following the Chancellor’s Budget announcements on March 3, 2021, set to remain at 19% until 2023/2024 when it will increase to 25% for U.K. corporations with annual profits of £250,000 or higher. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

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

Taxation of Disposals

U.K. Holders. A disposal or deemed disposal of ADSs by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of ADSs are the extent to which the U.K. Holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual allowance of tax-free gains in that tax year (the “annual exemption”). The annual exemption for the 2020/2021 tax year is £12,300 and the Chancellor confirmed in his Budget announcements on March 3, 2021 that it would remain at that level until April 2026. If, after all allowable deductions, an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of ADSs, the current applicable rate would be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and, after all allowable deductions, liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the current rate applicable to the excess would be 20%.

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

Based on current published HMRC practice and recent case law, there should be no SDRT payable on the issue of ordinary shares to a depositary receipt system or a clearance service. We understand that HMRC recognizes The Depositary Trust Company, or DTC, as a clearance service for United Kingdom stamp duty and SDRT purposes.

Transfer to a depositary or clearance service. Transfers of, and unconditional agreements to transfer, ordinary shares to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or the provision of clearance services, will generally be regarded by HMRC as subject to SDRT (and where the transfer is effected by a written instrument, stamp duty) at a rate of 1.5% of the amount or value of the consideration or, in certain circumstances, the value of the ordinary shares transferred unless, in the case of a clearance service, it has made an election under section 97A(1) Finance Act 1986, or such transfer can be regarded as an integral part of an issue of share capital. In a recent Court of Justice of the European Union judgment (Air Berlin plc v HMRC [2017]), the Court considered the application of this test but, as yet, the U.K. domestic law and HMRC’s published practice remain unchanged. Accordingly, we anticipate that the charge will continue to be collected and anticipate that this liability for stamp duty or SDRT would be borne by the person depositing the relevant shares in the depositary receipt system or clearance service. Transfers of ordinary shares between depositary receipt systems and clearance services will generally be exempt from stamp duty and SDRT unless, in the case of a clearance service, it has made an election under section 97A(1) Finance Act 1986. Our understanding is that DTC has not made such an election.

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

Issue or Transfer of ADSs

Based on current HMRC published practice, no U.K. stamp duty or SDRT should be payable on the issue or transfer of (including an unconditional agreement to transfer) an ADS, on the basis that an ADS is not regarded as “stock” or a “marketable security” for U.K. stamp duty purposes and is not considered a “chargeable security” for the purposes of SDRT.

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

Interest Rate Risk

As of December 31, 2020, the Company had cash and cash equivalents of £87.4 million. As of December 31, 2019, the company had cash and cash equivalents of £52.0 million. Exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates. The Company’s surplus cash and cash equivalents are invested in interest-bearing accounts and certificates of deposit from time to time which earn interest at fixed or variable rates based on the terms agreed for each account. The Company has not entered into investments for trading or speculative purposes.

An increase in the bank interest rates by 0.5 percentage points would increase the net annual interest income applicable to the cash and cash equivalents held on variable and short-term fixed rate deposits by £269,511 (2019: £244,674).

Currency Risk

The Company’s functional currency is U.K. pounds sterling, and our transactions are commonly denominated in that currency. However, a portion of expenses are incurred in other currencies, primarily U.S. dollars, and are exposed to the effects of this exchange rate.

Although the Company is based in the United Kingdom, it sources active pharmaceutical ingredient, raw materials, research and development, manufacturing, consulting and other services worldwide, including from the United States, the European Union and India. Any weakening of the pound sterling against the currencies of such other jurisdictions makes the purchase of such goods and services more expensive for the Company. The Company seeks to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. The Company thus holds a significant portion of cash and cash equivalents in U.S. dollars and reports the impact of exchange rates movements on these balances.  The Company does not use derivative instruments to manage exchange rate exposure. A 1% increase in the value of the pound sterling relative to the U.S. dollar would reduce the carrying value of net financial assets and liabilities in foreign currencies at December 31, 2020 by £710,592 (2019: £295,498).

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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as at December 31, 2020. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as at December 31, 2020.

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

Our Audit Committee is comprised of three of our non-executive directors, Adam George, Martin Mellish and Cyrille Leperlier, and each of these members is an “independent director” as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market. Adam George serves as chair of this committee. Our Board has determined that Mr. George is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

Ernst & Young LLP has served as our independent registered public accountant for each of the years ended December 31, 2018, December 31, 2019 and December 31, 2020 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees billed to us, including some of our subsidiaries, for services rendered by Ernst & Young LLP.

	Year ended December 31,
	2020	2019
	(in thousands)
Audit Fees	£271	£288
Audit-Related Fees (1)	210	255
Total	£481	£543

(1)	Audit-Related Fees are primarily for quarterly reviews and services related to SEC filings, including comfort letters, consents and comment letters.

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

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements
We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19.	Exhibits

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Association of the registrant	Form S-8	333-223476	3.1	03/07/2018

2.1	Deposit Agreement by and among the registrant and Citibank, N.A. and all Holders and Beneficial Owners of ADSs issued hereunder, dated as of October 2, 2017	Form 20-F	001-38215	2.1	03/22/2018

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	Form 20-F	001-38215	2.1	03/22/2018

4.1	Registration Rights Agreement by and among the registrant and the investors named therein, dated as of September 20, 2017	Form 20-F	001-38215	4.1	03/22/2018

4.2#	2009 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.1	09/18/2017

4.3#	2012 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.2	09/18/2017

4.4#	2016 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.3	09/18/2017

4.5#	2020 Long-Term Incentive Plan	Form S-8	333-227624	10.1	08/19/2020

4.6#	2020 Company Share Option Plan	Form S-8	333-227624	10.2	08/19/2020

4.7†	Variation Agreement, dated March 15, 2012, by and between the registrant and Cardiff ProTides Limited and the related Side Letter, dated May 15, 2012	Form F-1/A	333-220321	10.5	09/18/2017

4.8†	Assignment, License and Collaboration Agreement, dated October 13, 2009, by and between the registrant and Cardiff ProTides Limited	Form F-1/A	333-220321	10.6	09/18/2017

4.9†	Patent Assignment Agreement, dated March 15, 2012, by and between the registrant and Cardiff ProTides Limited	Form F-1/A	333-220321	10.7	09/18/2017

4.10†	Research, Collaboration and License Agreement, dated December 21, 2017, by and between the registrant, Cardiff University and University College Cardiff Consultants Ltd, as amended by Amendment No. 1, dated February 1, 2018	Form 20-F	001-38215	4.10	03/22/2018

4.11+	Amendment No. 4, dated February 20, 2020, to Research, Collaboration and License Agreement dated December 21, 2017, by and between the registrant, Cardiff University	Form 20-F	001-38215	4.11	03/10/2020

4.12*+	Amendment No. 5, dated December 11, 2020, to Research, Collaboration and License Agreement dated December 21, 2017, by and between the registrant, Cardiff University

4.13	Lease between the registrant and Drum Income Plus Limited, dated September 21, 2017	Form 20-F	001-38215	4.11	03/22/2018

4.14#	Form of Deed of Indemnity for directors and officers	Form F-1/A	333-2220321	10.10	09/18/2017

4.15	Description of securities of the registrant	Form 20-F	001-38215	4.14	03/10/2020

8.1	List of subsidiaries of the registrant	Form F-1/A	333-220321	21.1	09/01/2017

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1*	Section 1350 Certification of Chief Executive Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2*	Section 1350 Certification of Chief Financial Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young LLP

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
Date: March 4, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NuCana plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of NuCana plc (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Edinburgh, United Kingdom

March 4, 2021

NUCANA PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,

	Notes	2020	2019	2018
		(in thousands, except per share data)
		£	£	£
Research and development expenses		(25,899)	(19,728)	(16,846)
Administrative expenses		(7,050)	(5,953)	(5,184)
Net foreign exchange (losses) gains		(3,472)	(1,019)	2,902
Operating loss		(36,421)	(26,700)	(19,128)
Finance income		246	1,049	1,065
Loss before tax	5	(36,175)	(25,651)	(18,063)
Income tax credit	7	5,493	4,239	4,223
Loss for the year attributable to equity holders of the Company		(30,682)	(21,412)	(13,840)

Basic and diluted loss per share	4	(0.81)	(0.66)	(0.43)

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

YEAR ENDED DECEMBER 31,

	Notes	2020	2019	2018
		(in thousands)
		£	£	£
Loss for the year		(30,682)	(21,412)	(13,840)
Other comprehensive (expense) income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(12)	(11)	12
Other comprehensive (expense) income for the year		(12)	(11)	12
Total comprehensive loss for the year		(30,694)	(21,423)	(13,828)
Attributable to:
Equity holders of the Company		(30,694)	(21,423)	(13,828)

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT DECEMBER 31,

	Notes	2020	2019
		(in thousands)
		£	£
ASSETS
Non-current assets
Intangible assets	8	4,753	3,960
Property, plant and equipment	9	1,189	1,109
Deferred tax asset	7	44	46
		5,986	5,115
Current assets
Prepayments, accrued income and other receivables	10	4,628	4,710
Current income tax receivable	7	9,822	8,481
Cash and cash equivalents	16	87,356	51,962
		101,806	65,153

Total assets		107,792	70,268

EQUITY AND LIABILITIES
Capital and reserves
Share capital and share premium	11	142,937	80,840
Other reserves	12	66,887	62,737
Accumulated deficit		(110,594)	(80,055)
Total equity attributable to equity holders of the Company		99,230	63,522

Non-current liabilities
Provisions		46	26
Lease liabilities	14	367	538
		413	564

Current liabilities
Trade payables		2,257	2,412
Payroll taxes and social security		177	160
Accrued expenditure		5,437	3,342
Lease liabilities	14	278	268
		8,149	6,182

Total liabilities		8,562	6,746

Total equity and liabilities		107,792	70,268

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31,

	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital Reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2018	1,272	79,236	(339)	15,955	(11)	42,466	(45,159)	93,420
Loss for the year	—	—	—	—	—	—	(13,840)	(13,840)
Other comprehensive income for the year	—	—	—	—	12	—	—	12
Total comprehensive loss for the year	—	—	—	—	12	—	(13,840)	(13,828)
Share-based payments	—	—	—	1,795	—	—	—	1,795
Exercise of share options	17	190	—	(186)	—	—	186	207
Balance at December 31, 2018	1,289	79,426	(339)	17,564	1	42,466	(58,813)	81,594
Loss for the year	—	—	—	—	—	—	(21,412)	(21,412)
Other comprehensive expense for the year	—	—	—	—	(11)	—	—	(11)
Total comprehensive loss for the year	—	—	—	—	(11)	—	(21,412)	(21,423)
Share-based payments	—	—	—	3,226	—	—	—	3,226
Exercise of share options	10	115	—	(132)	—	—	132	125
Lapse of share options	—	—	—	(38)	—	—	38	—
Balance at December 31, 2019	1,299	79,541	(339)	20,620	(10)	42,466	(80,055)	63,522
Loss for the year	—	—	—	—	—	—	(30,682)	(30,682)
Other comprehensive expense for the year	—	—	—	—	(12)	—	—	(12)
Total comprehensive loss for the year	—	—	—	—	(12)	—	(30,682)	(30,694)
Share-based payments	—	—	—	4,305	—	—	—	4,305
Exercise of share options	1	14	—	(68)	—	—	68	15
Lapse of share options	—	—	—	(75)	—	—	75	—
Issue of share capital	747	65,834	—	—	—	—	—	66,581
Share issue expenses	—	(4,499)	—	—	—	—	—	(4,499)
Balance at December 31, 2020	2,047	140,890	(339)	24,782	(22)	42,466	(110,594)	99,230

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31,

	2020	2019	2018
	(in thousands)
	£	£	£
Cash flows from operating activities
Loss for the year	(30,682)	(21,412)	(13,840)
Adjustments for:
Income tax credit	(5,493)	(4,239)	(4,223)
Amortization and depreciation	890	718	371
Finance income	(246)	(1,049)	(1,065)
Interest expense on lease liabilities	26	—	—
Share-based payments	4,305	3,226	1,795
Net foreign exchange losses (gains)	3,481	1,006	(2,959)
	(27,719)	(21,750)	(19,921)
Movements in working capital:
(Increase) decrease in prepayments, accrued income and other receivables	(9)	(2,452)	817
(Decrease) increase in trade payables	(155)	(43)	1,335
Increase in payroll taxes, social security and accrued expenditure	2,112	393	1,321
Movements in working capital	1,948	(2,102)	3,473
Cash used in operations	(25,771)	(23,852)	(16,448)
Net income tax received	4,152	19	4,224
Net cash used in operating activities	(21,619)	(23,833)	(12,224)
Cash flows from investing activities
Interest received	319	1,116	973
Payments for property, plant and equipment	(361)	(46)	(210)
Payments for intangible assets	(1,271)	(1,215)	(1,414)
Net cash used in investing activities	(1,313)	(145)	(651)
Cash flows from financing activities
Payments of lease liabilities	(297)	(197)	—
Proceeds from lease incentives received	—	25	—
Proceeds from issue of share capital - exercise of share options	15	125	207
Proceeds from issue of share capital	66,581	—	—
Share issue expenses	(4,499)	—	—
Net cash from (used in) financing activities	61,800	(47)	207
Net increase (decrease) in cash and cash equivalents	38,868	(24,025)	(12,668)
Cash and cash equivalents at beginning of year	51,962	76,972	86,703
Effect of exchange rate changes on cash and cash equivalents	(3,474)	(985)	2,937
Cash and cash equivalents at end of year	87,356	51,962	76,972

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information

NuCana plc (“NuCana” or the “Company”) is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat patients with cancer. We are harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.

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

The Company has two wholly owned subsidiaries, NuCana, Inc. and NuCana BioMed Trustee Company Limited. The financial statements for the Company were authorized for issue by the board of directors on March 4, 2021.

2. Significant accounting policies

Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2020. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

Going concern

In common with many companies in the biopharmaceutical sector, the Company incurs significant expenditure in its early years as it researches and develops its potential products for market.

The Company’s board of directors, having reviewed the operating budgets and development plans, considers that the Company has adequate resources to continue in operation for the foreseeable future. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. The Company believes that its cash and cash equivalents of £87.4 million at December 31, 2020 will be sufficient to fund its current operating plan for at least the next 12 months. Further, the directors have conducted an assessment of the impact of COVID-19 on the going concern status of the Company and have concluded that it will not have a significant negative impact on the cash outflows of the Company over the period assessed for going concern purposes.

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

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

COVID-19

In response to the COVID-19 pandemic, all of the Company’s offices have been closed with employees continuing their work outside of the offices and the Company has restricted on-site staff access to only those required to execute their job responsibilities.

In April 2020, the Company announced that in order to ease the burden on clinical trial sites and enable healthcare professionals to focus their efforts on caring for patients with COVID-19, the enrollment of new patients in the Company’s ongoing clinical trials was temporarily paused. There was no interruption to the treatment of patients enrolled at that time. In May 2020, the Company announced that enrollment of new patients in the Company’s clinical trials, including the global Phase 3 clinical trial for patients with biliary tract cancer (NuTide:121), the Phase 1 and Phase 1b clinical trials of NUC-3373 and the Phase 1 clinical trial of NUC-7738, had re-commenced. While the Company continues to evaluate the impact of COVID-19 on its operations, the Company believes that this pandemic will inevitably cause some delays to the timing of initiation and completion of its clinical trials. The Company is continuing to monitor the impact of COVID-19.

COVID-19 has had no impact on the judgements and estimates used in the preparation of these financial statements.

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

The following judgements have had the most significant effect on the amounts recognized in the financial statements:

Research and development expenses

The Company recognizes research and development expenses in the statement of operations in the period in which they are incurred. When development activities reach the advanced stage, as set out in the specific criteria of International Accounting Standard (“IAS”) 38, Intangible Assets, there will be a requirement to capitalize such costs as intangible assets. Management will continue to exercise judgement in the appropriate treatment of research and development costs.

Taxation

Management judgement is required to determine the amount of deferred tax assets that should be recognized, based upon the likely timing and level of future taxable profits. Further details are contained in Note 7.

The following estimates have had the most significant effect on the amounts recognized in the financial statements:

Recognition of Clinical Trial Expenses

As part of the process of preparing our consolidated financial statements, we may be required to estimate accrued or prepaid expenses related to our clinical trials. In order to obtain reasonable estimates, we review open contracts and master service agreements. In addition, we communicate with applicable personnel in order to identify services that have been performed, but for which we have not yet been invoiced, and services not yet performed for which we have been invoiced in advance. In most cases, our vendors provide us with monthly invoices in arrears for services performed. We confirm our estimates with vendors and make adjustments as needed. The following are examples of our accrued expenses:

•	fees paid to CROs for services performed on clinical trials; and
•	pass-through costs for activities at clinical trial investigator sites.

Accruals for clinical trial expenses, including estimated amounts recognized consistent with the above policy, were £3.5 million at December 31, 2020 as compared to £1.7 million at December 31, 2019.

Prepayments for clinical trial expenses, including estimated amounts recognized consistent with the above policy, were £2.2 million at December 31, 2020 as compared to £2.6 million at December 31, 2019.  These amounts include sums that are expected to be realized over the period of the associated trials, which in some cases could be greater than one year.

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

Accruals for contracted manufacturing expenses, including estimated amounts recognized consistent with the above policy, were £0.1 million at December 31, 2020 as compared to £0.2 million at December 31, 2019.

Prepayments for contracted manufacturing expenses, including estimated amounts recognized consistent with the above policy, were £nil at December 31, 2020 as compared to £nil at December 31, 2019.

Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share option, historical volatility of the share price, dividend yield and assumptions about them and the actual market value of an ordinary share in the Company at the date of grant. For the measurement of the fair value of equity-settled transactions with employees at the grant date, the Company uses the Black-Scholes model. The assumptions and models used for estimating fair value for share-based payment transactions are detailed in Note 13.

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

Share issue expenses

Incremental costs incurred and directly attributable to the issuance of securities are deducted from the related proceeds of the issuance. The net amount is recorded as contributed shareholders’ equity in the period when such shares were issued. Costs that are not incremental and directly attributable to issuing new shares, are recorded as an expense in the consolidated statements of operations.

Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. There are no restrictions on title to assets nor equipment pledged as security for liabilities.

Depreciation is provided on property, plant and equipment over their expected useful economic life as follows:

Asset class	Depreciation method and period
Office and computer equipment	Straight-line over 3 years
Fixtures and fittings	Straight-line over 5 years, or, for non-removable items, the remaining term of an associated lease, whichever is shorter
Right of use assets	Straight-line over the lease terms, which are between two and five years, or the estimated useful lives of the assets, whichever is shorter

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

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position include cash at banks with deposit maturity terms of less than three months, which is subject to an insignificant risk of changes in value.

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

Income Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates within the tax regime.

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

Income tax credit

The Company benefits from the U.K. and U.S. research and development tax credit regimes. In the U.K. a portion of the Company’s losses can be surrendered for a cash rebate of up to 33.35% of eligible expenditures.  In the U.S. the Company is able to offset the research and development credits against corporation tax payable. Such credits are accounted for within the tax provision in the year in which the expenditures are incurred.

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

The fair value determined at the grant date of equity settled share-based payments is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity to the share option reserve.

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

The fair values of cash and cash equivalents, other receivables, and trade payables approximate their carrying amounts largely due to the short-term maturities of these instruments.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

Accounting Standards

In preparing these financial statements, the Company has applied all relevant IAS, IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations as of the date of approval of these financial statements and which are mandatory for the financial year ended December 31, 2020.

The following accounting standards, interpretations and amendments have been adopted as of January 1, 2020 in these financial statements and have not had a material impact on the Company’s accounts in the period of initial application, but may impact the accounting for future transactions:

•	Amendments to The Conceptual Framework for Financial Reporting (effective from January 1, 2020)
•	Amendments to IFRS 3 – Definition of a Business (effective from January 1, 2020)
•	Amendments to IFRS 9, IAS 39, and IFRS 7 – Interest Rate Benchmark Reform (effective from January 1, 2020)
•	Amendments to IAS 1 and IAS 8 – Definition of Material (effective from January 1, 2020)
•	Amendment to IFRS 16 – Covid-19-Related Rent Concessions (effective from June 1, 2020)

The IASB and IFRIC have issued the following standards and amendments with an effective date after the date of these financial statements:

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform, Phase 2 (effective from January 1, 2021)
•	Amendments to IFRS 3 – Reference to the Conceptual Framework (effective from January 1, 2022)
•	Amendments to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use (effective from January 1, 2022)
•	Amendments to IAS 37 – Onerous Contracts: Costs of Fulfilling a Contract (effective from January 1, 2022)
•	IFRS 17 Insurance Contracts (effective from January 1, 2023)
•	Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current (effective from January 1, 2023)
•	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 – Disclosure of Accounting Policies (effective from January 1, 2023)
•	Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates (effective from January 1, 2023)

The IASB has also issued the following amendments from the 2018-2020 annual improvement cycles with an effective date after the date of these financial statements:

•	IFRS 1 – First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter (effective from January 1, 2022)
•	IFRS 9 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities (effective from January 1, 2022)
•	IAS 41 Agriculture – Taxation in fair value measurements (effective from January 1, 2022)

The Company has reviewed the above standards and amendments and considers that they either do not apply to the Company or will not have a material impact in future periods.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Staff costs

Included in research and development expenses:

	2020	2019	2018
	(in thousands)
	£	£	£
Wages and salaries	3,492	3,304	2,761
Social security costs	430	395	314
Pension costs	189	140	139
Share-based payments	2,412	1,878	835
	6,523	5,717	4,049

Included in administrative expenses:

	2020	2019	2018
	(in thousands)
	£	£	£
Wages and salaries	1,387	1,190	790
Social security costs	135	115	75
Pension costs	47	37	37
Share-based payments	1,893	1,348	960
	3,462	2,690	1,862

Total employee benefit expense	9,985	8,407	5,911

The average number of staff employed under contracts of service were:

	2020	2019	2018
	(number)
Research and development activities	24	23	18
Administrative activities	6	5	4
	30	28	22

Directors’ remuneration & other benefits

	2020	2019	2018
	(in thousands)
	£	£	£
Directors’ remuneration	1,167	1,222	1,143
Pension and other benefits	61	52	51
	1,228	1,274	1,194

The number of directors who exercised share options in 2020 was nil (2019: 1; 2018: 1). The gain on exercise of these options was nil (2019: £1.4 million; 2018: £4.2 million).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Staff costs (continued)

The above amounts for remuneration include the following in respect of the highest paid director:

	2020	2019	2018
	(in thousands)
	£	£	£
Directors’ remuneration	861	780	739
Pension and other benefits	59	48	47
	920	828	786

4. Basic and diluted loss per share

	2020	2019	2018
	(in thousands, except per share data)
	£	£	£
Loss for the year	(30,682)	(21,412)	(13,840)
Basic and diluted weighted average number of shares	37,882	32,327	31,972

	£	£	£
Basic and diluted loss per share	(0.81)	(0.66)	(0.43)

Basic loss per share is calculated by dividing the loss for the year attributable to the equity holders of the Company by the weighted average number of shares outstanding during the year.

The equity-settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

5. Loss before tax

Loss before tax is stated after charging:

	2020	2019	2018
	(in thousands)
	£	£	£
Administrative expenses:
Amortization	478	377	230
Depreciation	412	341	141

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. Capital commitments and contingencies

Other commitments

Collaboration and License Agreements

Cardiff University License

In August 2009, we entered into a research, collaboration and license agreement with Cardiff University and University College Cardiff Consultants Ltd., or Cardiff Consultants, which we refer to as the Cardiff Agreement. The Cardiff Agreement was renewed with an effective date of January 1, 2018 for an additional two years on substantially the same terms. In February 2020, we further amended the Cardiff Agreement to expire at the end of 2020, which amendment afforded us (at our sole discretion) an option to extend the expiration for one additional year until the end of 2021, and for further periods thereafter upon written agreement by the parties. In December 2020, the option to extend the expiration period to the end of December 2021 was adopted and that December 2020 amendment retains the option to extend the expiration for further periods thereafter upon written agreement by the parties. Under the Cardiff Agreement, we collaborate with Cardiff University in the design, synthesis, characterization and evaluation of phosphoramidate prodrugs, which we refer to as ProTides, based on certain nucleosides. We are responsible for funding certain work performed by Cardiff University and making other payments, which totaled £292,607 in both 2018 and 2019, and £175,052 in 2020. We expect payments in 2021 will total approximately £250,000. Cardiff University and Cardiff Consultants, which is a holder of intellectual property developed by Cardiff University, have assigned to us all rights in the results of the research under the Cardiff Agreement, and agreed not to undertake any research for any competing third party on nucleoside families of interest to us where such research would make use of ProTide-related intellectual property owned or controlled by Cardiff University as of the date of the Cardiff Agreement or which at any time thereafter becomes owned or controlled by Cardiff University, which we refer to as the Cardiff intellectual property, or to grant rights in the Cardiff intellectual property to any third party for use in connection with nucleosides of interest to us. The foregoing restrictions exclude the field of neurodegeneration for one specific nucleoside analog.

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

The Cardiff Agreement currently expires on December 31, 2021, subject to the extension periods agreed to in the December 2020 amendment. Upon expiration, we have the right to extend the period in which we may evaluate products for three months, and for a further three months in exchange for an additional payment. The Cardiff Agreement may also be terminated for an uncured material breach. Licenses to use the Cardiff intellectual property in the development and commercialization of products we have selected for commercialization, and related payment obligations, will survive expiration of the Cardiff Agreement, but not on termination for an uncured material breach.

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

Other Contingencies

Under the U.K. share-based payment plan, the Company granted unapproved share options that have fully vested. If and when these share options are exercised, the Company will be liable for the Employer Class 1 National Insurance payable to HMRC in the U.K. This contingent liability will be determined based on the market value of the shares on exercise less the exercise price paid by the option holders, at the prevailing rate of Employer National Insurance (currently 13.8%).  Based on the closing share price of ADSs on the Nasdaq Global Select Market on December 31, 2020, the last trading day of the period to which these financial statements relate, and assuming full exercise of all outstanding and vested unapproved share options on that date, the Employer National Insurance contingent liability would have been £0.8 million (December 31, 2019: £1.3 million).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Income tax credit

The major components of income tax for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
	(in thousands)
	£	£	£
Current tax:
In respect of current year U.K.	5,516	4,325	4,239
In respect of current year U.S.	—	(1)	—
In respect of prior years U.K.	(22)	(86)	19
In respect of prior years U.S.	—	—	3
Total current tax	5,494	4,238	4,261

Deferred tax:
In respect of current year U.S.	—	1	11
In respect of prior years U.S.	(1)	—	(49)
Total deferred tax	(1)	1	(38)

Income tax credit	5,493	4,239	4,223

Current income tax receivable:
U.K. tax	9,818	8,477	4,239
U.S. tax	4	4	24
Current income tax receivable	9,822	8,481	4,263

Deferred tax:
U.S. tax	44	46	47

Current income tax payable:
U.S. tax	—	—	—

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Income tax credit (continued)

The credit for the year can be reconciled to the loss per the statement of operations as follows:

	2020	2019	2018
	(in thousands)
	£	£	£
Loss before tax	(36,175)	(25,651)	(18,063)
Tax on loss at standard U.K. tax rate of 19% (2019: 19%; 2018: 19%)	(6,873)	(4,874)	(3,432)
Effects of:
Expenses not deductible	3,972	2,912	1,389
Deduction for R&D	(7,228)	(5,667)	(5,554)
Losses surrendered for R&D tax credit	7,228	5,667	5,554
Deferred tax - PY adjustment	1	—	49
Overseas tax payable - current year	—	1	—
Overseas tax payable - prior years	—	—	(3)
R&D tax credit - U.S.	—	(1)	(11)
R&D tax credit - current year	(5,516)	(4,325)	(4,239)
R&D tax credit - prior years	22	86	(19)
Deferred tax asset not recognized	2,901	1,962	2,043
Income tax credit	(5,493)	(4,239)	(4,223)

In the United Kingdom, the Company has not recognized a deferred tax asset in respect of tax losses carried forward or temporary differences on share-based compensation arrangements as at December 31, 2020 on the basis that the timing during which tax losses or temporary differences could be regarded as recoverable against future taxable profits cannot be determined with reasonable certainty. In the United States, a deferred tax asset, which relates to research & development tax credits, has been recognized to the extent that management consider that adequate future taxable profits will be available to realize the deferred tax asset.

Temporary differences and cumulative carry forward tax losses for which deferred tax has not been recognized amount to £57.5 million (2019: £46.4 million; 2018: £62.1 million), comprising temporary differences on share-based compensation arrangements of £9.9 million (2019: £14.2 million; 2018: £38.9 million) and cumulative carry forward tax losses of £47.6 million (2019: £32.2 million; 2018: £23.2 million).

U.K. tax legislation, which was substantively enacted on September 6, 2016, included legislation to reduce the main rate of U.K. corporation tax from 19% to 17% effective from April 1, 2020. However, the U.K. Government announced in the Budget on March 11, 2020, that the full rate of UK corporation tax would remain at 19% from April 1, 2020, rather than reducing to 17%, as previously enacted. This was substantively enacted on March 17, 2020. Further, in March 2021, the U.K. Government announced that from April 1, 2023 the corporation tax rate would increase to 25% for U.K. companies with annual profits of £250,000 or higher.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. Intangible assets

	Patents	Computer Software	Total
	(in thousands)
	£	£	£
Cost:
At December 31, 2018	3,524	158	3,682
Additions	999	216	1,215
At December 31, 2019	4,523	374	4,897
Accumulated amortization:
At December 31, 2018	498	62	560
Charge for the year	308	69	377
At December 31, 2019	806	131	937
Cost:
At December 31, 2019	4,523	374	4,897
Additions	1,262	9	1,271
At December 31, 2020	5,785	383	6,168
Accumulated amortization:
At December 31, 2019	806	131	937
Charge for the year	383	95	478
At December 31, 2020	1,189	226	1,415
Net book value:
At December 31, 2020	4,596	157	4,753
At December 31, 2019	3,717	243	3,960

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Property, plant and equipment

	Right of use assets	Office and computer equipment	Fixtures and Fittings	Total
	(in thousands)
	£	£	£	£
Cost:
At December 31, 2018	—	210	406	616
Recognized on adoption of IFRS 16 Leases	455	—	—	455
Additions	530	27	12	569
Re-measurement	2	—	—	2
Disposals	—	(1)	—	(1)
Effect of foreign currency exchange differences	(5)	—	—	(5)
At December 31, 2019	982	236	418	1,636
Depreciation:
At December 31, 2018	—	96	93	189
Charge for the year	193	65	83	341
Disposals	—	(1)	—	(1)
Effect of foreign currency exchange differences	(2)	—	—	(2)
At December 31, 2019	191	160	176	527
Cost:
At December 31, 2019	982	236	418	1,636
Additions	—	90	291	381
Re-measurement	115	—	—	115
Effect of foreign currency exchange differences	(10)	—	—	(10)
At December 31, 2020	1,087	326	709	2,122
Depreciation:
At December 31, 2019	191	160	176	527
Charge for the year	268	61	83	412
Effect of foreign currency exchange differences	(6)	—	—	(6)
At December 31, 2020	453	221	259	933
Net book value:
At December 31, 2020	634	105	450	1,189
At December 31, 2019	791	76	242	1,109

10. Prepayments, accrued income and other receivables

	2020	2019
	(in thousands)
	£	£
Prepayments - manufacturing and clinical	2,177	2,630
Prepayments - other	1,625	1,489
Accrued income	4	76
VAT	813	475
Other receivables	9	40
	4,628	4,710

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. Share capital and share premium

	2020	2019	2018
	(in thousands)
	£	£	£
Share capital	2,047	1,299	1,289
Share premium	140,890	79,541	79,426
	142,937	80,840	80,715

	Number	Number	Number
	(in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	51,175	32,479	32,226
	51,175	32,479	32,226

	Number of shares	Share capital	Share premium
	(in thousands)
		£	£
Fully paid shares:
Balance at December 31, 2018	32,226	1,289	79,426
Exercise of share options	253	10	115
Balance at December 31, 2019	32,479	1,299	79,541
Exercise of share options	33	1	14
Issue of share capital	18,663	747	61,335
Balance at December 31, 2020	51,175	2,047	140,890

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020, 2019 or 2018.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. Other reserves

	2020	2019	2018
	(in thousands)
	£	£	£
Own share reserve	(339)	(339)	(339)
Foreign currency translation reserve	(22)	(10)	1
Capital reserve	42,466	42,466	42,466
Share option reserve
Balance at beginning of year	20,620	17,564	15,955
Share-based payments	4,823	3,289	1,977
Exercise of share options	(68)	(132)	(186)
Forfeiture of share options	(518)	(63)	(182)
Lapse of share options	(75)	(38)	—
Balance at end of year	24,782	20,620	17,564
Total other reserves	66,887	62,737	59,692

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

Capital reserve

The capital reserve balance arose from the reduction of the share premium account and corresponding increase to the capital reserve account reflected as of June 30, 2017 in connection with the Company’s re-registration as a public limited company.

Share option reserve

The share option reserve is used to recognize the value of equity-settled share-based payments provided to employees, directors and consultants as part of their remuneration. Refer to Note 13 for further details of these plans.

13. Share-based payments

The Company has six share-based payment plans for employees, directors and consultants. The share options granted under these plans will be settled in equity. Options granted under each of the six plans have a maximum life of 10 years.

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

2020 options

In 2020, share options were granted under the following share-based payment plans:

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

Long-Term Incentive Plan

Options granted under this plan will vest if the option holder remains under their respective contract of employment or contract of service for the agreed vesting period. The share options granted under this plan will vest equally over a period of four years.

Upon vesting, each option allows the holder to purchase one ordinary share at a specified option price determined at grant date. Options granted as RSU-style options are automatically exercised on vesting. If the Company determines, and at its discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Share-based payments (continued)

Share options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price per share
		£
Outstanding at January 1, 2018	4,711,502	1.29
Granted	253,500	17.01
Forfeited	(143,438)	12.74
Exercised[1]	(415,312)	0.50
Outstanding at December 31, 2018	4,406,252	1.90
Granted	1,202,150	10.82
Forfeited	(48,625)	10.42
Lapsed	(8,750)	3.90
Exercised[2]	(252,187)	0.50
Outstanding at December 31, 2019	5,298,840	3.91
Granted	2,665,639	4.03
Forfeited	(192,750)	10.89
Lapsed	(14,438)	7.42
Exercised[3]	(32,500)	0.45
Outstanding at December 31, 2020[4]	7,724,791	3.78
Vested and exercisable at December 31, 2020	4,176,281	2.07
Vested and exercisable at December 31, 2019	3,811,736	1.15
Vested and exercisable at December 31, 2018	3,847,305	0.68

1. The weighted average share price at the date of exercise of these options was £18.23
2. The weighted average share price at the date of exercise of these options was £7.65
3. The weighted average share price at the date of exercise of these options was £4.63
4. The exercise price of outstanding share options ranges from £0.04 to £18.05

The weighted average remaining contractual life of the share options outstanding as at December 31, 2020 is 5.77 years (2019: 4.63; 2018: 3.96).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Share-based payments (continued)

The following principal assumptions were used in the valuation for the 2018 share options.

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

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time being 2 years after vesting. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted until October 2, 2017, it is not possible to derive historical volatility from the Company’s own share price. The underlying expected volatility was therefore determined by using the historical volatility of similar listed entities as a proxy. The volatility percentage applied to each tranche is the average of the historical volatility of companies comparable to NuCana plc. In the year ended December 31, 2018, an employee remuneration expense, all of which related to equity-settled share-based payments, of £1.8 million has been included in the statement of operations and credited to equity.

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

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time being 2 years after vesting. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted until October 2, 2017, it is not possible to derive historical volatility from the Company’s own share price. The underlying expected volatility was therefore determined by using the historical volatility of similar listed entities as a proxy. The volatility percentage applied to each tranche is the average of the historical volatility of companies comparable to NuCana plc. In the year ended December 31, 2019, an employee remuneration expense, all of which related to equity-settled share-based payments, of £3.2 million (2018: £1.8 million) has been included in the statement of operations and credited to equity.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Share-based payments (continued)

The following principal assumptions were used in the valuation for 2020 share options.

	Options granted on
	June 10, 2020	Sept 9, 2020	Sept 9, 2020	Dec 9, 2020
Vesting dates	June 10, 2021	Sept 9, 2021	Sept 9, 2021	Dec 9, 2021
	June 10, 2022	Sept 9, 2022	Sept 9, 2022	Dec 9, 2022
	June 10, 2023	Sept 9, 2023	Sept 9, 2023	Dec 9, 2023
	June 10, 2024	Sept 9, 2024	Sept 9, 2024	Dec 9, 2024
Volatility	76.59%	82.98%	87.21%	81.26%
Dividend yield	0%	0%	0%	0%
Risk-free investment rate	0.003%	(0.08)%	(0.08)%	(0.03)%
Fair value of option at grant date	£2.76	£4.24	£4.24	£2.10
Fair value of share at grant date	£4.78	£4.28	£4.28	£3.48
Exercise price at date of grant	£4.78	£0.04	£0.04	£3.48
Lapse date	June 10, 2030	Sept 9, 2030	-	Dec 9, 2030
Expected option life (years)	4.50	3.50	2.50	4.50
Number of options granted	2,186,780	290,356	108,503	80,000

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to 2 years after vesting. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted until October 2, 2017, it is not possible to derive historical volatility from the Company’s ADSs prior to October 2017. For options with an estimated life of greater than three years, the underlying expected volatility was determined by using the historical volatility of similar listed entities as a proxy. The volatility percentage applied to each tranche is the average of the historical volatility of comparable companies to the Company. Options granted with an estimated life of three years or less, have been valued using the Company’s own historical volatility rates.

In the year ended December 31, 2020, an employee remuneration expense, all of which related to equity-settled share-based payments, of £4.3 million (2019: £3.2 million; 2018: £1.8 million) has been included in the statement of operations and credited to equity.

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

Refer to Note 9 for the carrying amounts of right of use assets recognized and the movements during the period.

The carrying amounts of lease liabilities and the movements during the period are as follows:

	2020	2019
	(in thousands)
	£	£
At January 1	806	434
Additions	—	548
Re-measurement of liability	115	2
Accretion of interest	26	21
Payments	(297)	(197)
Effect of foreign currency exchange differences	(5)	(2)
At December 31	645	806

Classified as:
Current	278	268
Non-current	367	538
	645	806

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Leases (continued)

The maturity analysis of lease liabilities is as follows:

	2020	2019
	(in thousands)
	£	£
Contractual undiscounted payments
Not later than 1 year	296	293
Later than 1 year and not later than 3 years	307	400
Later than 3 years and not later than 5 years	74	167
Total contractual undiscounted payments	677	860
Less: effect of discounting	(32)	(54)
Discounted lease liabilities	645	806

The following are the amounts recognized in the statements of operations with respect to lease contracts:

	2020	2019	2018
	(in thousands)
	£	£	£
Depreciation expense of right of use assets under IFRS 16	268	193	—
Interest expense on lease liabilities (included in administrative expenses) under IFRS 16	26	21	—
Operating lease expense under IAS 17	—	—	150
Total amount recognized in statements of operations	294	214	150

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Leases (continued)

The Company had total net cash outflows for leases of £0.3 million in 2020 (2019: £0.2 million). The Company also had non-cash additions to right of use assets and lease liabilities of £nil in 2020 (2019: £0.5 million). The Company renewed one lease contract in 2020, which resulted in a re-measurement of the right of use asset and lease liability of £0.1 million.

The Company has one lease contract with variable payments where the lease costs after the first year of the lease are increased based upon a consumer price index. All other lease contracts have fixed payments.

The Company has a number of lease contracts that include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased asset portfolio and align it with the Company’s business needs. None of the termination options have been exercised or are expected to be exercised. All of the extension options require a market rental review and the lease cost for the extension period will typically be set at the higher of either the current lease cost or the open market lease cost.

Based upon the current lease cost, the undiscounted future rental payments of potential extension options that are not included in the lease liability are as follows:

	2020	2019
	(in thousands)
	£	£
Extension options not expected to be exercised
Not later than 5 years	591	351
Later than 5 years	387	627
Total	978	978

15. Related party disclosures

Compensation of key management personnel of the Company

	2020	2019	2018
	(in thousands)
	£	£	£
Short-term employee benefits	1,658	1,686	1,687
Pension and other benefits	79	69	72
Share-based payments	3,377	1,976	893
	5,114	3,731	2,652

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting year.

16. Cash and cash equivalents

	2020	2019
	(in thousands)
	£	£
Cash and cash equivalents	87,356	51,962

Cash and cash equivalents comprise cash at banks with deposit maturity terms of three months or less, which is subject to insignificant risk of changes in value. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.

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

Interest Rate Risk

As of December 31, 2020, the Company had cash and cash equivalents of £87.4 million. As of December 31, 2019, the company had cash and cash equivalents of £52.0 million. Exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates. The Company’s surplus cash and cash equivalents are invested in interest bearing accounts and certificates of deposit from time to time which earn interest at fixed or variable rates based on the terms agreed for each account. The Company has not entered into investments for trading or speculative purposes.

Financial assets subject to fixed or variable interest rates are as follows:

	2020	2019
	(in thousands)
	Carrying amount	Carrying amount
	£	£
Financial assets at short-term fixed rates
Cash and cash equivalents	48,432	41,827
Financial assets at variable rates
Cash and cash equivalents	5,470	7,108
Non-interest bearing cash balances
Cash and cash equivalents	33,454	3,027

An increase in the bank interest rates by 0.5 percentage points would increase the net annual interest income applicable to the cash and cash equivalents held on variable and short-term fixed rate deposits by £269,511 (2019: £244,674).

Currency Risk

The Company’s functional currency is U.K. pounds sterling, and our transactions are commonly denominated in that currency. However, a portion of expenses are incurred in other currencies, primarily U.S. dollars, and are exposed to the effects of this exchange rate.

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

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. Financial instruments risk management (continued)

Financial assets and liabilities in foreign currencies, primarily held in U.S. dollars, are as follows:

	2020	2019
	(in thousands)
	Carrying amount	Carrying amount
	£	£
Financial assets
Prepayments, accrued income and other receivables	2,079	2,174
Current income tax receivable	4	4
Cash and cash equivalents	70,419	28,980

Financial liabilities
Trade payables	409	549
Payroll taxes and social security	1	18
Lease liabilities	105	52
Accrued expenditure	926	989

A 1% increase in the value of the U.K. pound sterling relative to the U.S. dollar would reduce the carrying value of net financial assets and liabilities in foreign currencies by £710,592 (2019: £295,498).

Credit risk

The Company actively manages cash and cash equivalents across a number of banks and has deposits with different maturity dates. The Company monitors the credit rating of those banks.

All of the Company’s cash and cash equivalents at December 31, 2020 were held at U.K. and U.S. financial institutions with short-term A-rated credit ratings, as assessed by recognized international credit rating agencies.  As a result, no provision for expected credit losses has been recognized.

18. Events after the reporting period

There have been no significant changes to the Company’s circumstances since the year end.