Form 20-F
period 2021-12-31
NuCana plc
filed 2022-04-27
CIK 1709626

As filed with the Securities and Exchange Commission on April 27, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 52,179,979 ordinary shares, par value £0.04 per share.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

Auditor Firm Id: 1438         Auditor Name: Ernst & Young LLP      Auditor Location: Edinburgh, Scotland

A

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as at December 31, 2021, 2020, 2019, 2018, and 2017 and for the years ended December 31, 2021, 2020, 2019, 2018, and 2017 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).  The financial statement data as at December 31, 2019, 2018 and 2017 and for the years ended December 31, 2018 and 2017 have been derived from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by IASB.

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

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains estimates and forward-looking statements, principally in the sections titled “Risk Factors,” “Operating and Financial Review and Prospects” and “Business.” Some of the matters discussed concerning our operations and financial performance include forward-looking statements and estimates within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements and estimates. Forward-looking statements include, but are not limited to, statements about:

•	the development of NUC-3373 and NUC-7738, as well as Acelarin, including statements regarding the expected initiation, timing, progress and availability of data from our clinical trials;
•	the potential attributes and benefit of our ProTides and their competitive positions;
•	our ability to successfully commercialize our ProTides, if approved;
•	our estimates regarding expenses, capital requirements and our need for additional financing;
•	our ability to acquire or in-license new product candidates;
•	potential collaborations; and
•	the duration and strength of our patent portfolio.

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

The following tables summarize our consolidated financial data as of the dates and for the periods indicated. The consolidated financial data as of and for the years ended December 31, 2021, 2020, 2019, 2018 and 2017 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standard Board, or IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report.

	Year Ended December 31,
	2021	2020	2019	2018	2017
	(in thousands, except per share data)
Consolidated statement of operations and comprehensive loss data:
Research and development expenses	£(36,834)	£(25,899)	£(19,728)	£(16,846)	£(17,673)
Administrative expenses	(8,529)	(7,050)	(5,953)	(5,184)	(4,573)
Impairment of intangible assets	(2,809)	—	—	—	—
Initial public offering related expenses	—	—	—	—	(1,794)
Net foreign exchange gains (losses)	267	(3,472)	(1,019)	2,902	(1,654)
Operating loss	(47,905)	(36,421)	(26,700)	(19,128)	(25,694)
Finance income	103	246	1,049	1,065	208
Loss before tax	(47,802)	(36,175)	(25,651)	(18,063)	(25,486)
Income tax credit	7,269	5,493	4,239	4,223	2,401
Loss for the year	(40,533)	(30,682)	(21,412)	(13,840)	(23,085)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	5	(12)	(11)	12	(8)
Total comprehensive loss for the year	£(40,528)	£(30,694)	£(21,423)	£(13,828)	£(23,093)

Basic and diluted loss per share	£(0.78)	£(0.81)	£(0.66)	£(0.43)	£(0.89)

	As of December 31,
	2021	2020	2019	2018	2017
	(in thousands)
Consolidated statement of financial position data:
Cash and cash equivalents	£60,264	£87,356	£51,962	£76,972	£86,703
Total assets	77,474	107,792	70,268	87,185	96,355
Share capital	2,087	2,047	1,299	1,289	1,272
Share premium	141,050	140,890	79,541	79,426	79,236
Accumulated deficit	(149,726)	(110,594)	(80,055)	(58,813)	(45,159)
Capital reserve (1)	42,466	42,466	42,466	42,466	42,466
Net assets/Total equity attributable to equity holders of the Company	65,548	99,230	63,522	81,594	93,420
Total liabilities	(11,926)	(8,562)	(6,746)	(5,591)	(2,935)

Number of shares	52,180	51,175	32,479	32,226	31,811

(1)

The capital reserve balance arose from the impact of the reduction of our share premium account and corresponding increase to our capital reserve account reflected as of December 31, 2017 in connection with our re-registration as a public limited company, as further described in footnote 13 to the consolidated financial statements.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Our business has significant risks. You should carefully consider the following risk factors and all other information contained in our Annual Report on Form 20-F for the year ended December 31, 2021 (our “Annual Report”) and in subsequent reports filed on Form 6-K, including our consolidated financial statements and the related notes. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to our business, results of operations and financial condition. If any of these risks materialize, our business, results of operations or financial condition could suffer and the price of the ADSs could decline. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect our business, results of operations and financial condition.

Summary of Risk Factors

An investment in our ADSs is subject to a number of risks, including risks related to our business and industry, risks related to development of our product candidates, and risks related to our ADSs. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in our Annual Report and in subsequent reports filed on Form 6-K for a more thorough description of these and other risks.

Risks Related to Our Business and Industry

•	We have incurred significant operating losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.
•

We depend heavily on the success of our product candidates NUC-3373 and NUC-7738. We cannot give any assurance that these product candidates will receive regulatory approval for any indication, which is necessary before any of them can be commercialized. If we, and any collaborators with whom we may enter into agreements for the development and commercialization of any of these product candidates, are unable to commercialize them, or experience significant delays in doing so, our ability to generate revenue and our financial condition will be adversely affected.

•	Our lack of any approved products may make it difficult for you to evaluate the success of our business to date and to assess our future viability.
•	Our business could be significantly and adversely affected by the COVID-19 pandemic.
•	Exchange rate fluctuations may adversely affect our results of operations and financial condition.
•

The conflict in Ukraine could adversely impact our business, in particular with respect to enrollment and data collection in any clinical trials of our product candidates conducted in Ukraine, Russia or Belarus.

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

•

If we fail to comply with our obligations under our license and collaboration agreement with Cardiff ProTides Ltd., we could lose rights to licensed and assigned intellectual property that are necessary for developing and commercializing certain potential product candidates.

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

We have incurred significant operating losses since our inception. We incurred net losses of £23.1 million for the year ended December 31, 2017, £13.8 million for the year ended December 31, 2018, £21.4 million for the year ended December 31, 2019, £30.7 million for the year ended December 31, 2020, and £40.5 million for the year ended December 31, 2021. As of December 31, 2021, we had an accumulated deficit of £149.7 million. Our product candidate NUC-3373 is currently in a Phase 1b/2 clinical trial for patients with advanced colorectal cancer. Our product candidate NUC-7738 is currently in a Phase 1/2 clinical trial for patients with advanced solid tumors. It may be several years, if ever, before we have a product candidate ready for commercialization. To date, we have financed our operations primarily through public and private placements of our equity securities. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we:

•	continue development of our ProTides, including initiating additional clinical trials of NUC-3373 and NUC-7738;
•	complete preclinical studies and potentially initiate clinical trials of our preclinical-stage product candidates;
•	identify and develop new product candidates;
•	establish a robust supply chain for the manufacture of our product candidates in accordance with current good manufacturing practice, or cGMP;
•	seek marketing approvals for our product candidates that successfully complete clinical trials;
•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we obtain marketing approval;
•	pursue market acceptance of our product candidates in the medical community and with third-party payors;
•	maintain, expand and protect our intellectual property portfolio;
•	expand our headcount by recruiting personnel to drive our clinical development programs and effectively manage out-sourced development activities;
•	enter into collaboration arrangements, if any, for the development of our product candidates or in-license other products and technologies;
•	achieve milestones which will trigger payments under our license agreements; and
•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

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

We depend heavily on the success of our product candidates NUC-3373 and NUC-7738. We cannot give any assurance that these product candidates will receive regulatory approval for any indication, which is necessary before any of them can be commercialized. If we, and any collaborators with whom we may enter into agreements for the development and commercialization of any of these product candidates, are unable to commercialize them, or experience significant delays in doing so, our ability to generate revenue and our financial condition will be adversely affected.

We do not currently generate any revenues from sales of any products, and we may never be able to develop or commercialize a marketable product. We have invested substantially all of our efforts and financial resources to date in the development of NUC-3373 and NUC-7738, as well as Acelarin, for which we discontinued the NuTide:121 clinical trial in March 2022. Our ability to generate product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on the successful development and eventual commercialization of these product candidates, if approved, which may never occur. Each of NUC-3373 and NUC-7738 will require additional clinical development, management of clinical, preclinical and manufacturing activities, regulatory approval in multiple jurisdictions, procurement of manufacturing supply, commercialization, substantial additional investment and significant marketing efforts before we generate any revenues from product sales, if at all. We are not permitted to market or promote any product candidates in the United States, Europe or other countries before we receive regulatory approval from the FDA, the EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for  NUC-3373, NUC-7738 or any future product candidate. We have not submitted a New Drug Application, or NDA, to the FDA, a Marketing Authorization Application, or MAA, to the EMA or comparable applications to other regulatory authorities for any of our product candidates and do not expect to be in a position to do so in the foreseeable future. The success of our product candidates will depend on many factors, including the following:

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

With respect to each of NUC-3373 and NUC-7738, if we or our suppliers, as applicable, do not overcome one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize that product candidate.

We cannot be certain that NUC-3373 or NUC-7738 or any future product candidates will be successful in clinical trials or receive regulatory approval. Further, NUC-3373 or NUC-7738 or any future product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for NUC-3373 or NUC-7738 or any future product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to manufacture and market NUC-3373 or NUC-7738 or any future product candidates, our revenues will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights. If the markets for patient groups that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

We plan to seek regulatory approval to commercialize NUC-3373 and NUC-7738 in the United States and the European Union, and potentially in additional foreign countries. While the scope of regulatory approval is similar in many countries, to obtain separate regulatory approval in multiple countries requires us to comply with the numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials, commercial sales, pricing and distribution of NUC-3373 and NUC-7738, and we cannot predict success in these jurisdictions.

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

However, even if we were to generate clinical data sufficient to support an NDA submission seeking accelerated approval for any of our product candidates, there can be no assurance that such marketing application will be accepted by the FDA for substantive review or that approval will be granted on a timely basis, or at all. In addition, if another company receives full approval from the FDA to market a product for treatment of a similar indication to our product candidate, our ability to seek and obtain accelerated approval for our product candidate in the same or similar indication may be materially adversely affected. The FDA or foreign regulatory authorities also could require us to conduct further studies or trials prior to considering our application or granting a marketing approval of any type. We might not be able to fulfill the FDA’s requirements in a timely manner, which would cause delays, or approval might not be granted because our submission is deemed incomplete by the FDA. A failure to obtain accelerated approval for any of our product candidates would result in a longer time period to obtain approval for and commercialize such product candidate, could increase the cost of development of such product candidates and could harm our competitive position in the marketplace.

Even if we were to receive accelerated approval from the FDA for any of our other product candidates, we will be subject to rigorous post-marketing requirements, including the submission of confirmatory clinical data verifying the clinical benefit of the product. Drug products marketed under an accelerated approval NDA also are subject to a requirement that all promotional materials must be submitted to the FDA at least 30 days prior to their dissemination. The FDA could seek to withdraw accelerated approval for multiple reasons, including if we fail to conduct the required post-marketing study with due diligence, the post-marketing study fails to verify the product’s clinical benefit, other evidence shows that the product is not safe or effective under the conditions of use, or we disseminate promotional materials that are found by the FDA to be false and misleading.

Our lack of any approved products may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Biopharmaceutical drug development is a highly speculative undertaking and involves a substantial degree of risk. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technology, identifying potential product candidates, undertaking preclinical studies, and conducting clinical trials of our product candidates. We have not yet demonstrated our ability to successfully complete large-scale, randomized, pivotal clinical trials compared to standards of care, obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Typically, it takes several years to develop one new drug from the time it is discovered to when it is available for treating patients. In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

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

As of December 31, 2021, we had £60.3 million in cash and cash equivalents. We believe, based upon our current operating plan, that, our cash and cash equivalents on hand will be sufficient to fund our anticipated operations for at least the next twelve months. Our future capital requirements and the period for which we expect our existing resources to support our operations may vary significantly from what we expect. Our monthly spending levels vary based on new and ongoing research and development and other corporate activities. Because the length of time and activities associated with successful research and development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. In addition, our future capital requirements will depend on many factors, and could increase significantly as a result of many factors, including:

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

As a United Kingdom resident company, we are subject to U.K. corporate taxation. We have generated losses since inception. As of December 31, 2021, we had cumulative carry forward tax losses of £70.3 million. Subject to any relevant restrictions, including the Corporate Income Loss Restriction and the Corporate Capital Loss Restriction that, broadly, restrict the amount of carried forward losses that can be utilized to 50% of group profits or gains arising above £5.0 million per tax year, we expect these to be available to carry forward and offset against future operating profits.

As a company that carries out extensive research and development activities, we benefit from the United Kingdom research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and subcontract costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.68%. The majority of our pipeline research, clinical trials management and manufacturing development activities are currently eligible for inclusion within these tax credit cash rebate claims. Following Royal Assent of the Finance Act 2021, legislation is now in force which applies a cap on payable credit claims in excess of £20,000 in relation to accounting periods beginning on or after April 1, 2021 by reference to, broadly, three times the total Pay As You Earn (PAYE) and national insurance contributions (NICs) liability of the company. Unless an exemption applies, this could restrict the amount of payable credit that we claim going forwards. The U.K. Government is considering further reforms to the U.K.’s research and development tax relief system, and these reforms may also affect our ability to claim such relief in the future. In particular, the U.K. Government intends to refocus the relief on activity carried out in the U.K. Whilst an exemption from any territoriality requirement for overseas clinical trials is expected to be included in the legislation, the draft legislation is yet to be published. The extent of any such exemption and therefore our ability to claim relief in respect of certain costs in the future is uncertain. Also, we may not be able to continue to claim payable research and development tax credits in the future because we may no longer qualify as a small or medium-sized company.

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

As a company based in the United Kingdom, our business is subject to risks associated with conducting business internationally. Many of our suppliers and collaborative and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability;
•	differing and changing regulatory requirements for drug approvals;
•	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
•	potentially reduced protection for intellectual property rights;
•	difficulties in compliance with non-U.S. laws and regulations;
•	changes in regulations and customs, tariffs and trade barriers;
•	changes in currency exchange rates of the pound sterling, the euro and currency controls;
•

changes in a specific country’s or region’s political or economic environment, including the implications of the United Kingdom’s withdrawal from the European Union, or any potential future referendum regarding the independence of Scotland;

•	trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;
•	differing reimbursement regimes and price controls in certain non-U.S. markets;
•	negative consequences from changes in tax laws;
•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;
•	difficulties associated with staffing and managing international operations, including differing labor relations;
•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;
•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires; and
•

changes in financial markets or general economic conditions, including the effects of recession or slow economic growth in the U.S. and abroad, interest rates, fuel prices, international currency fluctuations, corruption, political instability, acts of war, including the ongoing conflict in Ukraine and any potential spread of the conflict into a wider war, acts of terrorism, and the ongoing COVID-19 pandemic or other public health crises.

The COVID-19 pandemic or future pandemics or public health crises could adversely impact our business, including our preclinical studies and clinical trials.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. The coronavirus, SARS-CoV-2, which causes COVID-19, and its variants have spread to every country in the world and throughout the United States and the United Kingdom. Many countries, as well as most states of the United States, reacted by instituting quarantines, “lockdowns” and other public health restrictions on leisure activities, work and travel. Although pandemic-related restrictions have been eased or removed in certain geographies, our business remains subject to pandemic-related controls, which may become more restrictive at any time. We rely on third-party manufacturers, distributors, information technology and software service providers, law and accounting firms, CROs, and consultants who are subject to, or may become subject to, pandemic-related controls. COVID-19 may also affect employees of third-party CROs located in affected geographies that we rely upon to carry out clinical trials. If these third parties cannot perform the services we require in a timely way and we cannot successfully implement replacements or workarounds, our business, results of operations, and financial condition could be harmed. As a result of the COVID-19 pandemic, or potential future pandemics, we have experienced and may in the future experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:

•	delays or difficulties in enrolling patients in our clinical trials;
•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
•

delays or disruptions in preclinical experiments and investigational new drug application-enabling good laboratory practice standard toxicology studies due to unforeseen circumstances at contract research organizations and vendors along their supply chain;

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
•

interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in our supply chain or distribution vendors’ ability to ship product candidates; and

•

limitations on employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of sickness of employees or their families, the desire of employees to avoid contact with large groups of people, an increased reliance on working from home or mass transit disruptions.

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

In addition, the trading prices for our ADSs and for the securities of other biopharmaceutical companies have been highly volatile during certain periods as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ADSs or such sales may be on unfavorable terms. The COVID-19 pandemic continues to evolve. The extent to which this pandemic may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the emergence, severity and spread of new variants of the disease, the duration of the pandemic and any outbreak of future variants, the potential imposition of travel restrictions and actions to contain the pandemic and any future outbreaks, such as social distancing and quarantines or lock-downs in the United Kingdom, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United Kingdom, the United States and other countries to contain and treat the disease.

The conflict in Ukraine could adversely impact our business, in particular with respect to enrollment and data collection in any clinical trials of our product candidates conducted in Ukraine, Russia or Belarus.

The ongoing military conflict in Ukraine could disrupt our clinical trials and increase our costs in this region.  Although the length and impacts of any military action are highly unpredictable, clinical trial sites in Ukraine, Russia and Belarus and neighboring countries could suspend or terminate their participation in trials, and patients and physicians could be forced to evacuate or voluntarily choose to relocate far from clinical trial sites, making them unavailable and potentially making data collection more difficult or not possible.  Any such difficulties at clinical trial sites, or the unavailability of such clinical trial sites, could result in delays in enrolling or completing clinical trials, the need to identify alternative clinical trial sites, and increased overall development costs.  In particular, our NuTide:121 Phase 3 clinical trial of Acelarin for patients with biliary tract cancer, which was discontinued in March 2022, included clinical trial sites in Ukraine and Russia, which may make further data collection and follow-up of patients at those sites more difficult or not possible.  Furthermore, the United States and its European allies have imposed significant new sanctions against Russia and Belarus, including embargoes, sanctions and other restrictions targeting major Russian financial institutions.  Our ability to conduct future clinical trials or purchases from suppliers located in Russia, Belarus and parts of Ukraine and elsewhere in the region may become restricted under applicable sanctions laws. All of the foregoing could impede the execution of our clinical development plans, which could materially harm our business.

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

Our business may be negatively impacted by changes in the applicable regulatory regime.

We may face new regulatory costs and challenges that could have an adverse effect on our operations. The regulatory framework applicable to our operations and the development of our product candidates can change at any time as a result of political decisions. Any changes to the regulatory framework could have a material impact on our plans and development strategy, including our supply of investigational medicinal products. Furthermore, the withdrawal of the United Kingdom from the European Union and any other significant European political changes could result in disruption that could in turn delay the approval of new medicines at the European Medicines Agency.

Risks Related to Development of Our Product Candidates

Initial success in the completed and ongoing early-stage clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

NUC-3373 is currently being evaluated in a Phase 1b/2 study in patients with advanced colorectal cancer.  Favorable results obtained from our Phase 1 clinical trial of NUC-3373 in patients with advanced solid tumors and our ongoing Phase 1b/2 clinical trial of NUC-3373 in patients with advanced colorectal cancer may not be replicated in any future clinical trials.  Similarly, while NUC-7738 is currently being evaluated in a Phase 1/2 study for patients with advanced solid tumors, favorable results obtained to date may not be replicated in any future clinical trials.  In addition, data generated in these early-stage trials in particular are not the basis on which marketing approval by the FDA or a comparable foreign regulatory authority would be sought. Furthermore, the results of our clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for marketing approval. Statistical significance means that an effect is unlikely to have occurred by chance. Clinical trial results are considered statistically significant when the probability of the results occurring by chance, rather than from the efficacy of the product candidate, is sufficiently low. There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies.

Preliminary and interim data from our clinical trials that we may announce or publish from time to time may change as patient enrollment continues, patient data are further examined and more patient data become available.

From time to time, we may announce or publish preliminary or interim data from our clinical studies, which include preliminary or interim data from our clinical trials, including those from the Phase 1b/2 trial of NUC-3373 for patients with advanced colorectal cancer, the Phase 1/2 trial of NUC-7738 for patients with advanced solid tumors, and any future clinical trials of any of product candidates. Preliminary and interim data from a clinical trial are not always entirely representative of final data. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, patient data are further examined, more patient data become available, and we prepare and issue our final clinical study report. As a result, preliminary and interim data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the preliminary or interim data could significantly harm our business prospects.

We are relatively early in our development efforts. If we are unable to successfully develop and commercialize our product candidates or experience significant delays in doing so, our business will be harmed.

We currently do not have any products that have gained marketing approval. We have invested substantially all of our efforts and financial resources identifying and developing our ProTides, such as NUC-3373 and NUC-7738, as well as Acelarin for which we discontinued the NuTide:121 clinical trial in March 2022. Our ability to generate product revenues, which may not occur for several years, if ever, will depend on the successful development and eventual commercialization of our product candidates: NUC-3373, for which a Phase 1b/2 trial is ongoing; and NUC-7738, for which a Phase 1/2 trial is ongoing. We currently do not generate any revenues from sales of any products, and we may never be able to develop or commercialize a marketable drug. Each of our product candidates will require development, management of development and manufacturing activities, marketing approval in multiple jurisdictions, obtaining manufacturing supply, building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenues from drug sales.

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

If we experience delays or difficulties in the enrollment of patients in clinical trials, including those that may be caused by the ongoing COVID-19 pandemic, our clinical trials may be delayed or terminated. Any delays in completing our clinical trials will increase our costs, delay or prevent our product candidate development and approval process, and jeopardize our ability to commence product sales and generate revenue.

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and may experience delays in obtaining, or ultimately be unable to obtain, the approval of our product candidates.

The risk of failure in drug development is high. NUC-3373 is currently being studied in a Phase 1b/2 trial, and NUC-7738 is in a Phase 1/2 trial. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in patients. Clinical trials are expensive, difficult to design and implement and can take several years to complete, and their outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Further, the results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval.

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

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval for our product candidates. The FDA may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials. For example, the FDA recently published guidance on “Project

Optimus”, an initiative to reform dose selection in oncology drug development. If the FDA does not believe we have sufficiently demonstrated that the selected doses for our investigational products maximize not only the efficacy of the investigational product, but the safety and tolerability as well, our ability to initiate new studies may be delayed. Even if we conducted the additional studies or generated the additional information requested, the FDA could disagree that we have satisfied their requirements, all of which will cause significant delays and expense to our programs.

In addition, even though NUC-3373 is a transformation of a chemotherapeutic agent that has been widely used for many years and there is a clear unmet medical need in each of the indications that we are currently pursuing in the clinic, there can be no assurance that the FDA will permit us to move more quickly to the initiation of pivotal clinical trials in large patient populations. Furthermore, NUC-7738 is a transformation of 3’-deoxyadenosine, a nucleoside analog that has never been successfully developed or approved as a chemotherapy, which may result in the need for more preclinical studies or clinical trials than would be the case for transformations of approved chemotherapeutic agents.

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

The GDPR and U.K. GDPR also impose strict rules on the transfer of personal data out of the E.E.A and U.K. to U.S. and other Third Countries. Recent legal developments in the E.U. have created further complexity and uncertainty regarding transfers of personal data from the E.E.A and U.K. to the U.S., e.g. on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-U.S. Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the E.E.A and U.K. to U.S. entities who had self-certified under the Privacy Shield. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on those clauses alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. Guidance from the European Data Protection Board on what is required by way of additional measures further emphasized the challenges of transferring personal data, in particular unencrypted data, from the E.E.A. A small number of enforcement decisions have also been issued. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses can/cannot be used, and/or increase their enforcement activities, we could suffer additional costs, complaints, and/or regulatory scrutiny, investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results and generally increase compliance risk.

On June 28, 2021, the European Commission adopted an ‘adequacy decision’ in respect of the U.K., allowing the unrestricted transfer of personal data  from the E.E.A to the U.K. The adequacy decision is intended to apply for a period of four years; however, the Commission is also tasked with monitoring developments in the U.K. on an ongoing basis; if it considers that the U.K. no longer ensures an essentially equivalent level of data protection, the decision could be suspended or repealed. Additionally, the U.K. adequacy decision could face a legal challenge similar to those brought in respect of the Privacy Shield Framework. Were the adequacy decision to be invalidated or withdrawn, this would likely may necessitate additional compliance costs and  increase our overall risk.

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

Now that the transitional period for the U.K.’s exit from the E.U. has expired, there is increasing scope for divergence in application, interpretation and enforcement of the data protection law between the U.K. and E.U.  On September 10, 2021, the U.K. Government published its proposed reforms to the U.K.’s data protection regime, including changes to the rules on using personal data for research purposes and data transfers. Although a number of these changes are specifically intended to make it easier for business, any changes relating to the U.K. and E.U. position regarding aspects of data protection law may lead to additional compliance costs and could increase our overall risk.

These laws and regulations are increasing in complexity and number, and new regulatory guidance and case law means the regulatory landscape changes frequently. Complying with these numerous, complex and often changing regulations is expensive and difficult. Failure by us, any partners, our service providers, or our employees or contractors to comply with the GDPR could result in regulatory investigations, enforcement notices and/or fines of up to the higher of €20 million or up to 4% of our total worldwide annual turnover. Further, following the withdrawal of the U.K. from the E.U. , we now have to comply with the GDPR and U.K. GDPR separately, each regime separately having the ability to fine up to the higher of €20 million / £17.5 million or 4% of global turnover. Numerous multi-million € / £ fines have been issued by supervisory authorities across the E.E.A. and by the U.K. Information Commissioner’s Office. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by non-compliant actors.

In addition to the foregoing, a breach of privacy laws or data security laws, particularly those resulting in a significant security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on our business, reputation and financial condition. In addition, widely publicized security breaches are increasingly being followed in the E.U. by large ‘class action’ style claims. Although these have yet to succeed in any significant compensation orders, defending these claims is costly and could still result in  substantial liability for compensation and legal fees. As a data controller, we are accountable for any third-party service providers we engage to process personal data on our behalf, including our CROs. We attempt to mitigate the associated risks by performing security assessments and due diligence of our vendors and requiring all such third-party providers with data access to sign agreements, and obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines, penalties and/or other enforcement actions outlined above.

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

Because we have limited resources and access to capital to fund our operations, we must decide which ProTides to pursue and the resources to allocate to each. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular ProTides or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our decisions to delay, terminate or collaborate with third parties in respect of product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our ProTides or misread trends in the biopharmaceutical industry, in particular for our lead ProTides, then our business may be adversely affected.

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

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval. For example, in August 2017, the FDA Reauthorization Act was signed into law, which reauthorized the FDA’s user fee programs and included additional drug and device provisions. Furthermore, the next FDA reauthorization package is currently being negotiated and is required to be finalized by Congress in mid-2022. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we otherwise may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

In addition, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the ACA was enacted in the United States, substantially changing the way healthcare is financed by both governmental and private insurers and significantly affecting the pharmaceutical industry. The ACA contained a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and changes to fraud and abuse laws. As another example, the 2021 Consolidated Appropriations Act signed into law on December 27, 2020 incorporated extensive health care provisions and amendments to existing laws, including a requirement that all manufacturers of drugs products covered under Medicare Part B report the product’s average sales price to the federal.

There have been executive, judicial and Congressional challenges to certain aspects of the ACA since its enactment. On June 17, 2021, the U.S. Supreme Court dismissed on procedural grounds a challenge that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Although the ACA will remain in effect in its current form, it is unclear how the U.S. Supreme Court’s ruling, other such litigation, and current healthcare reform measures will impact the ACA and the pharmaceutical industry more generally.

Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which have resulted in several recent Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to product pricing, contain the cost of drugs, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.

In addition, Congress has been considering ways to decrease drug prices and increase access to drugs. Although a number of the considered measures may require additional authorization to become effective, Congress has indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. In July 2021, the Biden administration issued an executive order to promote competition in the U.S. economy, which included measures intended to lower drug prices through increased competition in the pharmaceutical industry. In particular, the executive order seeks to continue ongoing action plans to increase access to and market competitiveness of generics and biosimilars and to expand drug importation programs. The executive order also supports legislative reforms to allow Medicare to negotiate drug prices, redesign Part D to reduce costs, and implement rebate penalties for exorbitant drug price increases.

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

Our operations are also subject to the Criminal Finances Act 2017 (“CFA 2017”) which contains offences of failing to prevent the facilitation of tax evasion in the U.K. and abroad. This legislation makes organizations accountable for any part played by their personnel in deliberately and dishonestly facilitating tax evasion by others, where those organizations have not made reasonable efforts to prevent such facilitation.

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

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA, the CFA 2017 or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA, the CFA 2017 and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, the CFA 2017 other anti-corruption laws or Trade Control laws by United States, United Kingdom or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition. Further, the failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting.

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

The third parties upon which we rely for the supply of the active pharmaceutical ingredients, formulations, and drug products for certain of our product candidates are our sole sources of supply and have limited capacity, and the loss of any of these suppliers could harm our business.

The API, formulations and drug products for certain of our product candidates are supplied to us from single-source suppliers with limited capacity. Our ability to successfully develop our product candidates, and to ultimately supply our commercial drugs in quantities sufficient to meet the market demand, depends in part on our ability to obtain the API, formulations and drug products in accordance with cGMP requirements and in sufficient quantities for commercialization and clinical trials.

We do not know whether our suppliers will be able to meet our demand, either because of the nature of our agreements with those suppliers, our current experience with those suppliers or our relative importance as a customer to those suppliers. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. While our suppliers have generally met our demand for their products on a timely basis in the past, they may subordinate our needs in the future to their other customers.

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

We have, and may potentially in the future, enter into collaborations with third parties.  On December 31, 2021, our research, collaboration and license agreement with Cardiff University and University College Cardiff Consultants Ltd., or Cardiff Consultants, for the design, synthesis, characterization and evaluation of ProTides, as amended, or the Cardiff Agreement, expired pursuant to its terms.  In connection with the expiration, we exercised our right under the Cardiff Agreement to extend the license of the ProTide-related intellectual property owned or controlled by Cardiff University as of the date of the Cardiff Agreement or owned or controlled by Cardiff University during the term of that Agreement, which we refer to as the Cardiff intellectual property, granted to NuCana under the Cardiff Agreement for a period of three months from the expiration of the Cardiff Agreement in order to continue evaluating additional ProTides generated under the Cardiff Agreement.  This period expired on March 31, 2022.  See “Collaboration and License Agreements–Cardiff University License” in this Annual Report for more information on the terms of our agreement and its expiration. While we chose not to further renew the Cardiff Agreement, the expiration of the Cardiff Agreement may result in a reduction in our ability to identify and develop additional ProTides.

In any collaboration that we may enter into, we would expect to have limited control over the amount and timing of resources that our collaborators dedicate to the collaboration efforts, including, if applicable, the development of ProTides.  Our ability to generate potential additional ProTides from any such arrangements will depend on our and our collaborators’ abilities to successfully perform the functions assigned to each of us in these arrangements. In addition, our collaborators have the ability to abandon research or development projects and terminate applicable agreements.  Our prior collaboration and any collaborations we enter into in the future, may pose several risks, including the following:

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

If we fail to comply with our obligations under our license and collaboration agreement with Cardiff ProTides Ltd., we could lose rights to licensed and assigned intellectual property that are necessary for developing and commercializing certain potential product candidates.

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

If we breach any of these obligations, Cardiff ProTides may have the right to terminate the license and require us to assign back to Cardiff ProTides the intellectual property which was assigned to us under this agreement, which would result in our being unable to develop, manufacture and sell products that are covered by the licensed intellectual property or the assigned intellectual property or in a competitor’s gaining access to the licensed intellectual property or the assigned intellectual property.

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

Specifically, there are a large number of companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. If NUC-3373 is approved, it would compete with (a) existing chemotherapies, including 5-FU, (b) existing targeted therapies or immunotherapies and, if approved, targeted therapies or immunotherapies in clinical trials for the treatment of patients with cancer and (c) multiple approved drugs or drugs that may be approved in the future for indications for which we may develop NUC-3373. If NUC-7738 is approved, it would compete with existing chemotherapies and multiple approved drugs or drugs that may be approved in the future for indications for which we may develop NUC-7738. Existing chemotherapies with which we may compete, including 5-FU and gemcitabine, are no longer under patent and are produced by numerous generic pharmaceutical manufacturers. As a result, these chemotherapies are and will continue to be substantially less expensive to patients than many other potential therapies, including our ProTide candidates, if approved.

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

Our ability to successfully commercialize any product candidates, if approved, will depend in part on the extent to which coverage and adequate reimbursement for these product candidates and related treatments will be available from government authorities, private health insurers and other organizations. In the United States, the principal decisions about coverage and reimbursement for new medicines under Medicare are made by CMS, an agency within the U.S. Department of Health and Human Services. Private payors ultimately determine which drugs they will cover and the amount of reimbursement they will provide for a covered drug. While there is no uniform system among payors for making coverage and reimbursement decisions, private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs are generally covered and paid for in the United States but have not been approved for reimbursement in certain European countries. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of payments for particular drugs. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. We may also need to conduct expensive pharmacoeconomic studies, in addition to the costly studies required to obtain FDA or other comparable regulatory approvals, in order to demonstrate the medical necessity and cost-effectiveness of the product in order to secure coverage and reimbursement. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if coverage is available, the level of payments. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

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

We currently have no marketing capability or sales force, but we intend to commercialize or participate in the commercialization of our product candidates for which we receive regulatory approval in major markets, such as the U.S. and Europe. This may necessitate building a specialized sales force and other commercial capabilities in such markets. To achieve commercial success for any approved product candidate for which we retain sales and marketing responsibilities, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any drug launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

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

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The U.S. Patent and Trademark Office, or USPTO, developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, became effective on March 16, 2013. The Leahy-Smith Act also created certain new administrative adversarial proceedings, discussed below. It is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

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

Biopharmaceutical drug development is inherently uncertain in a rapidly evolving technological environment such as ours in which there may be numerous patent applications pending in multiple jurisdictions at any given time, many of which are confidential when filed, with regard to the same or similar technologies. Any patents issued to third parties may contain claims that conflict with our patents and that may place restrictions on the commercial viability of our products and technologies. For example, we are aware of several issued, allowed or pending patent applications in several countries, including the United States, filed by BrightGene Bio-Medical Technology Co., Ltd., a pharmaceutical company based in Suzhou, China, directed to various aspects of a process for the manufacture of Acelarin. While we believe that BrightGene’s process patent filings are invalid, challenging such filings could compel us to engage in costly patent litigation or certain other administrative proceedings before the USPTO, in U.S. federal courts, or in the courts or patent offices of other countries. These activities could result in substantial cost to us and could result in diversion of the efforts of our management and technical personnel.

In addition, BrightGene has also pursued patent claims to the composition of matter of Acelarin in the United States and several other foreign countries. We believe that their claims to the composition of matter of Acelarin are invalid. BrightGene’s claims to Acelarin in the United States were rejected by the USPTO as lacking novelty over our prior filed patents. Patents have been issued to BrightGene with composition of matter claims directed to Acelarin in Japan and Canada which we believe are invalid for the same reasons stated by the USPTO. To address these patents in Japan and Canada, and any equivalent patents that may be issued in other jurisdictions, may require oppositions, patent litigation or other administrative proceedings as necessary, which may be costly and time-consuming. If we do not choose to challenge any such granted patent, or are not successful in the challenge, then there is the possibility of a patent infringement lawsuit by BrightGene, which may also be costly and time-consuming for us to challenge in order to establish the invalidity of its patents. These activities could also result in substantial cost to us and could result in significant diversion of the efforts of our management and technical personnel.

An adverse outcome of any such litigation or proceeding could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties (which licenses may not be available at all or on reasonable terms) or require us to cease using our technology, which could delay or prevent the development and commercialization of our current or future product candidates. If we engage in patent litigation or other administrative proceedings to defend our patents, there is no guarantee that we will be successful in defending our patents, which would result in a loss of the challenged patent right to us and thus adversely affect our business.

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

NuCana is our registered trademark, as is Acelarin.  ProTidesTM is our trademark. Any additional trademark applications in the United States, Europe and in other foreign jurisdictions where we may file may not be allowed or may subsequently be opposed. Once filed and registered, our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Moreover, there can be no guarantee that FDA will approve the use of the trade name that we propose for our product candidates,  which would require us to develop different proprietary names for any such drug product that could meet the agency’s standards related to reducing the risk of medication errors and other regulatory considerations (and take additional measures under trademark law to protect such new proprietary name). As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our business, financial condition, results of operations, or prospects.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could hurt our business.

Our commercial success depends upon our ability to develop, manufacture, market and sell NUC-3373 and NUC-7738 and our other potential product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. While our product candidates are in preclinical studies and clinical trials, we believe that the use of our product candidates in these preclinical studies and clinical trials falls within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States, which exempts from patent infringement liability activities reasonably related to the development and submission of information to the FDA. As  NUC-3373 and NUC-7738 and our other potential product candidates progress toward commercialization, the possibility of patent infringement claims against us increases. There can be no assurance that our product candidates do not infringe other parties’ patents or other proprietary rights, however, and competitors or other parties may assert that we infringe their proprietary rights in any event.

We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights covering our products and technology, including interference or derivation proceedings before the USPTO, in U.S. federal courts, or in the courts or patent offices of other countries. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, including against our product candidates themselves, our formulation and manufacturing processes or our drug administration methods. In particular, because NUC-3373 is a transformation of widely used approved chemotherapeutic agents, there is significant intellectual property held by third parties with respect to the formulation and manufacturing of those existing agents, which may increase the risk that such third parties allege infringement by us in the formulation and manufacture processes of our product candidates. Furthermore, if any of our future ProTides are transformations of an existing chemotherapeutic agent that remains on patent, we could be subject to claims of infringement by the holder of such patents.

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

In 2018, we were granted a European patent from the European Patent Office (EPO), EP 2955190, that covers the composition of matter of a small genus of phosphoramidate nucleotide compounds that includes sofosbuvir, sold under the brand name Sovaldi®, a leading drug for the treatment of hepatitis C sold by Gilead Sciences, Inc. Sofosbuvir and our drug Acelarin share a similar chemical structure, and sofosbuvir is covered by the claims in our patent, which predates Gilead’s patent on sofosbuvir by several years. Later in 2018, Gilead filed an Opposition to our patent at the EPO in an attempt to revoke it. In February 2021, the Opposition Division of the European Patent Office, or EPO, upheld our European Patent 2955190 in an amended form. In June 2021, the decision by the Opposition Division to uphold our European Patent 2955190 was appealed by Gilead to the EPO Technical Boards of Appeal. We also filed an appeal to the EPO Technical Boards of Appeal against the decision by the Opposition Division to only allow the patent in an amended form. Subsequent to the decision of the Opposition Division, but also in February 2021, Gilead Sciences, Inc. and Gilead Sciences Limited filed a lawsuit against us in the Patents Court of the High Court of Justice of England and Wales requesting revocation of the U.K. part of that same European patent. In March 2021, we filed a counterclaim against Gilead Sciences, Inc. and Gilead Sciences Limited alleging infringement of our patent resulting from acts including the sale of Sovaldi®, as well as its combination products Harvoni®, Vosevi® and Epclusa®, in the United Kingdom. In April 2021, we initiated legal proceedings against

Gilead Sciences Ireland UC and Gilead Sciences GmbH in the German Regional Court of Dusseldorf for patent infringement for the sale of Sovaldi as well as its combination products Harvoni, Vosevi and Epclusa in Germany. There can be no assurance as to the outcome of any such proceedings or litigation. The appeal of the decision upholding our patent by the EPO Opposition Division, the litigation in the U.K. Patents Court with Gilead, and potential future infringement or validity litigation in Europe with Gilead may subject us to significant legal expense and may be a distraction to management.

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

We are a clinical development-stage company, and, as of December 31, 2021, had 33 employees, including four  executive officers. We are highly dependent on the research and development, clinical and business development expertise of Hugh  Griffith, our Chief Executive Officer, as well as the other principal members of our management team and our collaborators’ scientific and clinical team. Although we have entered into service agreements with our executive officers, each of them may at any time serve notice to terminate their employment with us. Other than for Mr. Griffith, we do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we or our collaborators are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

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

On January 31, 2020, the United Kingdom left the European Union. The terms of a withdrawal agreement, provided for a “Transition Period” during which E.U. rules continued to apply in the United Kingdom until December 31, 2020. The Trade and Cooperation Agreement (the “TCA”), which governs the future relationship between the United Kingdom and the European Union, was agreed in December 2020 and implemented in the United Kingdom through the European Union (Future Relationship) Act 2020, which came into force when the Transition Period ended. The TCA provides for zero tariff/zero quota trade in goods (including medicinal products) between the United Kingdom and E.U. member states, and includes commitments from the United Kingdom and the European Union to maintain common high standards across a number of areas, such as intellectual property, competition and taxation, as well as a number of other benefits, such as the U.K.’s continued access to the Horizon Europe research program. However, the United Kingdom’s departure from the European Union single market has resulted in substantial changes for U.K. businesses, including an end to the free movement of persons, goods and services between the United Kingdom and the European Union, and the loss of a number of other benefits afforded to citizens and businesses in the United Kingdom and the European Union prior to the withdrawal, such as the mutual recognition of professional qualifications, or passporting for financial services. Furthermore, as the United Kingdom is no longer subject to European Union law, or the jurisdiction of the European Court of Justice, there will be increasing scope for divergence between United Kingdom and E.U. member states’ laws and regulations, including the application, interpretation and enforcement of the body of European Union law which has been retained by the United Kingdom.

These developments, and continued uncertainty around how the United Kingdom’s legal, political and economic relationship with the European Union will evolve following the withdrawal, have had and may continue to have a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. These developments may also have a significant effect on our ability to attract and retain employees, including scientists and other employees who are important for our and our collaborators’ research and development efforts.

If Scotland decides to secede from the United Kingdom, our business may be adversely affected.

We are headquartered in Scotland. A referendum on Scottish independence from the United Kingdom took place on September 18, 2014, the result of which was that Scotland remained part of the United Kingdom. There may in the future be a second referendum on Scottish independence from the United Kingdom. Any such referendum, even if it again ultimately resulted in Scotland remaining part of the United Kingdom, could lead to uncertainty and disrupt the markets in which we operate, and might cause us to lose potential customers, suppliers, collaborators and employees, including scientists and other key employees employed by us or our collaborators. In the event that Scotland determined to secede from the United Kingdom, the changes that would result are impossible to predict with certainty at present, and would depend on post-referendum negotiations and agreements between the Scottish Government and other organizations at the U.K. and, potentially, the EU level. Independence could result in changes in the monetary system, currency, taxation and the regulatory and legal framework, and even Scotland seeking to reinstate its membership of the European Union. Some possible outcomes of independence could significantly impact our costs, including levels of taxation applicable to us, and have an adverse effect on our business, financial condition and results of operations in the future.

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

The trading price of the ADSs has fluctuated, and is likely to continue to fluctuate substantially. The trading price of those securities depends on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. In addition, although the ADSs are listed on the Nasdaq Global Select Market or Nasdaq, we cannot assure you that a trading market for those securities will be maintained.

Since the ADSs were sold in our initial public offering in October 2017 at a price of $15.00 per ADS, the closing price per ADS has ranged as low as $0.73 and as high as $32.00 through April 22, 2022. The market price of our ADSs may fluctuate significantly due to a variety of factors, many of which are beyond our control, including:

•	positive or negative results from, or delays in, testing and clinical trials by us, collaborators or competitors;
•	technological innovations or commercial product introductions by us or competitors;
•	changes in government regulations;

•	developments concerning proprietary rights, including patents and litigation matters;
•	public concern relating to the commercial value or safety of NUC-3373 or NUC-7738 or any of our other potential product candidates;
•	financing, collaborations or other corporate transactions;
•	publication of research reports or comments by securities or industry analysts;
•	general market conditions in the biotechnology or pharmaceutical industries or in the economy as a whole;
•	the loss of any of our key scientific or senior management personnel;
•	sales of our ADSs or ordinary shares by us, our senior management and board members, holders of our ADSs or our ordinary shares in the future;
•	price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs; and
•	other events and factors, many of which are beyond our control.

In addition, if we fail to maintain compliance with Nasdaq’s continued listing requirements, including the minimum closing bid price requirement, Nasdaq may take steps to de-list our ADSs. Such a de-listing would likely have a negative effect on the price of our ADSs and may impair investors’ ability to sell or purchase our ADSs when they wish to do so. In the event of a de-listing, we may take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our ADSs to become listed again, stabilize the market price or improve the liquidity of our ADSs, or prevent future non-compliance with Nasdaq’s listing requirements.

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

As a public company whose ADSs commenced trading in the United States in September 2017, we incur, and particularly after we no longer qualify as an “emerging growth company”, or EGC, we will continue to incur, significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of  Nasdaq, and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn makes it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an EGC we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. We will cease to be an EGC on the last day of 2022. To prepare for compliance with Section 404(b), once we no longer qualify as an EGC, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. In addition, if we were to become a non-accelerated filer, then we would not be required to comply with the independent registered public accounting firm attestation requirement of Section 404 for so long as we remained a non-accelerated filer. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Certain of our existing shareholders, members of our board of directors and senior management maintain the ability to exercise significant control over us. Your interests may conflict with the interests of these existing shareholders.

As of December 31, 2021, our senior management, board of directors and greater than 5% shareholders and their respective affiliates, in the aggregate, owned 46.4% of our ordinary shares (including ordinary shares in the form of ADSs). These shareholders, either alone or voting together as a group, may be in a position to determine or significantly influence the outcome of decisions taken at any general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of board members, certain decisions relating to our capital structure and the approval of certain significant corporate transactions. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ADSs.

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

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the Companies Act 2006, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Issued Share Capital—Differences in Corporate Law” in Item 10. B of this Annual Report for a description of the principal differences between the provisions of the Companies Act 2006 applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2022 (the end of our next second fiscal quarter), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2023. In order to maintain our current status as a foreign private issuer, either (a) a majority of our voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our ADSs less attractive to investors.

We are an EGC as defined in the JOBS Act. For as long as we continue to be an EGC, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404(b), exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an EGC, we are able to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an EGC. We will cease to be an EGC on the last day of 2022. We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.

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

Management is required to assess the effectiveness of our internal controls annually.  However, for as long as we are an EGC under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404(b).  We will cease to be an EGC on the last day of 2022.  An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

We may be a passive foreign investment company (“PFIC”) for any taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. investor.

Generally, if for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets, and the characterization of our income, including whether certain research and development tax credits received from the government of the United Kingdom will constitute gross income, and if they do, whether they will constitute passive income for purposes of the PFIC income test) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In addition, for purpose of the PFIC asset test, the value of our assets will depend in part on the market price of our ordinary shares, which may fluctuate significantly. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021. There can be no assurance regarding our PFIC status for the current taxable year or any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Accordingly, U.S. investors should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

If we are a PFIC, U.S. holders of our ADSs may be subject to adverse U.S. federal income tax consequences, such as the ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends for individuals who are U.S. holders, having interest apply to distributions by us and the proceeds of sales of the ADSs, and additional reporting requirements under U.S. federal income tax laws and regulations. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ADSs. We intend to provide the information necessary for a U.S. investor to make a qualifying electing fund election with respect to us. For further information, see “Taxation—Material U.S. Federal Income Tax Consideration—Passive Foreign Investment Company Considerations” in this Annual Report.

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

Overview

We are a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents are central to the treatment of many solid tumors and hematological malignancies, their efficacy can be limited by: rapid breakdown, which can lead to the generation of toxic by-products; poor uptake by cell membrane transporters; inefficient metabolism to the active anti-cancer metabolite; and poor pharmacokinetic, or PK, properties which often require challenging administration schedules. Utilizing our proprietary technology, we are developing new medicines called ProTides, designed to overcome all these key limitations, resulting in much higher concentrations of the active anti-cancer metabolites in cancer cells and avoiding the off-target toxicity associated with conventional chemotherapy.

NUC-3373 is a ProTide transformation of the active anti-cancer metabolite of 5-fluorouracil, or 5-FU, which we believe has the potential to replace 5-FU as the standard of care in the treatment of a wide range of cancers. 5-FU is one of the world’s most widely prescribed anti-cancer agents and is on the World Health Organization’s List of Essential Medicines. NUC-3373 has been evaluated in a Phase 1 clinical trial for patients with advanced solid tumors and is currently in a Phase 1b/2 clinical trial for patients with advanced colorectal cancer.

NUC-7738 is a ProTide transformation of a novel nucleoside analog, 3’-deoxyadenosine, or 3’-dA, that has shown potent anti-cancer activity in preclinical studies but due to rapid breakdown has not been successfully developed or approved as an anti-cancer agent. We are currently evaluating NUC-7738 in a Phase 1/2 clinical trial for patients with advanced solid tumors.

The treatment of cancer can be divided into three major categories: surgery, radiotherapy and therapeutics. Therapeutics include chemotherapy, immunotherapy, cell-based therapies and targeted and hormonal agents. The backbone of treatment for patients with cancer consists of chemotherapeutics, which are expected to achieve global revenues of approximately $74.3 billion by 2027. Despite significant progress having been made in the development of new therapeutics, most patients continue to receive chemotherapy either in combination with other treatments or as single agents at some point in their treatment pathway. Thus, we believe that more effective and safer chemotherapeutic agents will have an important role to play in the treatment of patients with cancer for the foreseeable future. We are transforming an important class of chemotherapeutic agents, nucleoside analogs, by applying a well-validated medicinal chemistry approach to overcome their limitations.

Through harnessing the power of phosphoramidate chemistry, we convert nucleoside analogs into activated nucleotide analogs with the addition of a phosphate group, which is protected by specific combinations of aryl, ester and amino acid groupings. By adding and protecting this phosphate group, we design our ProTides to avoid or overcome the limitations associated with breakdown, uptake, activation and administration of nucleoside analogs. In the antiviral field, this phosphoramidate chemistry approach has resulted in the most successful drug launches in the history of medicine, Gilead’s sofosbuvir, or Sovaldi®, and tenofovir alafenamide fumarate, or TAF, which is a key component of Genvoya®, Descovy® and Odefsey®.

In preclinical studies, NUC-3373 overcame the key limitations associated with 5-FU, generating higher intracellular levels of the active anti-cancer metabolite than that of 5-FU while not generating toxic metabolites commonly associated with 5-FU’s side effects. NUC-3373 has been evaluated in a Phase 1 clinical trial, also known as the NuTide:301 trial, in patients with advanced solid tumors. Enrollment in this trial has been completed with 59 patients receiving NUC-3733. The maximum tolerated dose and schedule for NUC-3373 monotherapy was established as 2500 mg/m2 weekly. NUC-3373 generated high levels of the active anti-cancer metabolite inside the patients’ cells and demonstrated a favorable pharmacokinetic and safety profile. Evidence of durable anti-cancer activity was observed, with at least 10 patients remaining on treatment for more than four months and three of these patients achieving prolonged stable disease with progression-free survival, or PFS, lasting more than nine months. The results of this trial suggest that NUC-3373 has the potential to overcome the limitations associated with 5-FU and may be capable of achieving anti-cancer activity even in patients who have progressed on prior treatment with a fluoropyrimidine. We expect to report final data from the NuTide:301 trial in 2022.

NUC-3373 is being evaluated in an ongoing Phase 1b/2 trial, known as the NuTide:302 trial, in patients with advanced colorectal cancer in which NUC-3373 is being combined with agents typically used with 5-FU, including leucovorin, irinotecan, oxaliplatin and bevacizumab. In October 2019, we presented interim data from this trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. These interim data supported the previously reported favorable pharmacokinetic profile of NUC-3373. In April 2021, we presented further interim data from this trial at the virtual AACR Annual Meeting. These interim data highlighted 38 patients who received NUC-3373 either as monotherapy or in combination with leucovorin. Eleven patient case studies showed NUC-3373’s ability to stabilize disease in a heavily pre-treated population of patients with advanced colorectal cancer and achieve prolonged durations of progression-free survival. Several patients achieved periods of progression-free survival that were longer than those achieved on previous regimens and tumor shrinkages have been observed, including in a patient known to be refractory to all prior fluoropyrimidine-containing regimens. NUC-3373 was also shown to have a favorable safety profile with no hand-foot syndrome observed, which is associated with the toxic metabolite, FBAL, and no neutropenia or Grade 3 or 4 mucositis or diarrhea adverse events, which are associated with the toxic metabolite, FUTP.

The anti-cancer mechanism of action of NUC-3373 has been established in preclinical studies, which we believe further supports the biological advantages of NUC-3373 over 5-FU. We believe NUC-3373 has significant commercial potential as approximately 500,000 patients in North America are estimated to receive intravenous 5-FU each year. Replacing 5-FU with NUC-3373 in the treatment of patients with colorectal cancer offers a substantial commercial opportunity. Colorectal cancer is the third most common cancer type globally, representing 10% of the overall annual global cancer incidence. In the United States alone, more than 150,000 new cases of colorectal cancer are diagnosed each year. It is expected that the global colorectal cancer burden will increase by 60% from approximately 1.9 million cases in 2020 to approximately 3.1 million cases in 2040. As colorectal cancer is often diagnosed late in most patients when it is locally advanced or metastatic, and only 14% of patients with stage 4 disease survive for five years, there is a high unmet need for more effective treatment options.

The NuTide:302 trial, which is currently enrolling patients into Part 2 of the trial, is investigating NUC-3373 plus leucovorin in combination with either oxaliplatin or irinotecan in patients with advanced colorectal cancer. Once the recommended combination dose has been established, we plan to further assess NUC-3373’s efficacy and safety profile with the addition of bevacizumab for the second-line treatment of patients with colorectal cancer. We expect to report additional data from the NuTide:302 trial in 2022. Contingent on regulatory guidance and other factors, we also plan to open a randomized Phase 2 clinical trial in patients with advanced colorectal cancer in 2022, to be followed by a Phase 3 clinical trial in the same indication.

In order to capitalize on the widespread usage of 5-FU and the significant global commercial opportunity for a more effective and safer fluoropyrimidine, we plan to initiate a Phase 1/2 trial in 2022 in patients with advanced solid tumors to identify additional indications and combinations, including with immuno-oncology agents such as PD-1 inhibitors, for NUC-3373’s further development.

In preclinical studies, NUC-7738, generated significantly higher levels of the key anti-cancer metabolite, 3’deoxyadenosine triphosphate or 3’-dATP, inside cancer cells compared to the parent nucleoside analog, 3’-dA, causing increased cancer cell injury. In October 2019, we announced preclinical data on NUC-7738, detailing multiple potential anti-cancer modes of action.

NUC-7738, is being evaluated in an ongoing Phase 1/2 clinical trial, known as the NuTide:701 trial, in patients with advanced solid tumors. In September 2021, we presented interim data from the first 29 patients treated in this trial at the ESMO Virtual Congress. These interim data indicated a favorable pharmacokinetic and safety profile for NUC-7738.

Additionally, three case studies highlighted patients with encouraging tumor reductions who remained on NUC-7738 treatment for extended periods of time. The NuTide:701 trial has completed the Phase 1 dose-finding part with the maximum tolerated dose established. Patients are now being enrolled into the Phase 2 part and we expect to report additional interim data from the NuTide:701 trial in 2022.

Acelarin is a ProTide transformation of the nucleoside analog gemcitabine. In clinical trials, Acelarin was well tolerated and showed anti-cancer activity in patients who were refractory to, or had progressed on, prior gemcitabine treatment. Disease control, as well as tumor shrinkages, including partial and complete responses, were observed in challenging indications, including ovarian and biliary tract cancers. In March 2022, we announced the discontinuation of the Phase 3 clinical trial, also known as the NuTide:121 trial, investigating Acelarin in combination with cisplatin versus the standard of care, gemcitabine plus cisplatin, in patients with previously untreated locally advanced or metastatic biliary tract cancer. This decision was made following a pre-planned futility analysis by the study’s Independent Data Monitoring Committee. Although a higher objective response rate, as assessed by Blinded Independent Central Review, was observed in the Acelarin plus cisplatin arm, this did not translate into an overall survival benefit. It was concluded that Acelarin plus cisplatin was unlikely to achieve its primary objective of demonstrating at least a 2.2-month improvement in overall survival as compared to gemcitabine plus cisplatin in this difficult-to-treat population. We will review the data from this trial to determine future potential development pathways, if any, for Acelarin.

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

We have licensed what we believe to be the foundational patent estate for the application of phosphoramidate chemistry in oncology. We have granted patents in key markets, including the United States, Europe and Japan, protecting the composition of matter of NUC-3373, NUC-7738, Acelarin and other of our product candidates. Professor McGuigan’s work preceded and helped lead to the development of several FDA-approved anti-viral drugs containing ProTides, including: sofosbuvir, or Sovaldi®, which is also a key component of Harvoni®, Vosevi® and Epclusa®; and tenofovir alafenamide fumarate, or TAF, which is a key component of Genvoya®, Descovy® and Odefsey®; and remdesivir, or Veklury®.

We are led by Hugh Griffith, our founder and Chief Executive Officer, who brings over 30 years of experience in the biopharmaceutical industry, including at Abbott Laboratories (now AbbVie Inc.) and Parke-Davis Warner Lambert (now Pfizer Inc.). Before founding NuCana, he led the operations of Bioenvision, Inc. from start-up through its acquisition by Genzyme Corporation. While at Bioenvision, he was instrumental in developing and commercializing clofarabine, a nucleoside analog for the treatment of pediatric acute leukemia.

Our Strategy

Our goal is to transform standards of care and improve survival for patients across a wide range of cancer indications. Our strategy includes the following key components:

•	Rapidly develop NUC-3373 to replace 5-FU as the standard of care for the treatment of patients with colorectal cancer.

We plan to report further interim data from our Phase lb/2 trial, NuTide:302, in patients with advanced, metastatic colorectal cancer in 2022. In this trial, NUC-3373 is being assessed for safety and a recommended Phase 2 dose when combined with many of the agents typically combined with 5-FU, including leucovorin, irinotecan, oxaliplatin and bevacizumab. Contingent on regulatory guidance and other factors, we plan to open a randomized Phase 2 clinical trial of NUC-3373, NuTide:323, in combination with leucovorin, irinotecan and bevacizumab versus the standard of care FOLFIRI (5-FU, leucovorin, irinotecan and bevacizumab) in patients with second-line colorectal cancer in 2022. Following this, we plan to initiate a Phase 3 clinical trial in this patient population.

•	Identify additional indications for development of NUC-3373.

In order to capitalize on the widespread usage of 5-FU and the significant global commercial opportunity for a more effective and safer fluoropyrimidine, we plan to initiate a Phase 1/2 trial in 2022 in patients with advanced solid tumors to identify additional indications and combinations, including with immuno-oncology agents such as PD-1 inhibitors, for NUC-3373’s further development.

•	Rapidly develop NUC-7738 as a treatment for patients with solid tumors.

We have recently completed enrollment in the Phase 1 part of the ongoing Phase 1/2 trial, NuTide:701, of NUC-7738 in patients with advanced solid tumors and have initiated the Phase 2 part of this trial. We plan to report further data from the NuTide:701 trial in 2022.

•

Leverage our proprietary ProTide technology platform to develop additional product candidates. We are pursuing the transformation of both well-established and widely used nucleoside analogs as well as novel nucleoside analogs, which we believe have the potential to address additional areas of unmet medical need in oncology.

•

Continue to protect and strengthen our intellectual property position. We own or have exclusive rights to the core technologies underlying our ProTide technology platform. We have been granted patents in key markets, including the United States, Europe and Japan, protecting the composition of matter of NUC-3373, NUC-7738, Acelarin and other of our product candidates. We intend to further expand and enhance our intellectual property position. Our patent portfolio has grown substantially in the past year and we are actively evaluating new intellectual property opportunities as they arise, with the intention of further expanding our intellectual property position.

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

Our Pipeline

We take a scientifically driven approach to designing ProTides, which we believe have the potential to result in highly efficacious cancer therapies with improved tolerability. Our pipeline of product candidates in clinical development and their current development stage is summarized below.

Cancer and the Need for Improved Treatment Options

Cancer is the second leading cause of death in the United States, with approximately 1.9 million new cases and 609,000 deaths expected in 2022 according to the American Cancer Society.

The treatment of cancer can be divided into three major categories: surgery, radiotherapy and therapeutics. Therapeutics include chemotherapy, immunotherapy, cell-based therapies and targeted and hormonal agents.

The backbone of treatment for patients with cancer consists of chemotherapeutics, which are expected to achieve revenues of approximately $74.3 billion by 2027. The number of new patients requiring chemotherapy each year is also predicted to increase, with projections estimated to rise from 9.8 million in 2018 to 15 million in 2040. Chemotherapeutics exert their effects by killing cancer cells or preventing them from replicating and are often used in combination with other therapies. Within the larger universe of chemotherapy, nucleoside analogs, such as 5-FU, play a significant role. Nucleoside analogs have been in clinical use for over 50 years and have become cornerstones of treatment for patients with cancer. The FDA has approved 16 nucleoside analogs for the treatment of cancer and many of these have become the standard of care globally for patients. FDA-approved anti-cancer nucleoside analogs are: 5-FU; capecitabine; gemcitabine; floxuridine; clofarabine; fludarabine; cytarabine; azacytidine; decitabine; nelarabine; cladribine; pentostatin; 6-mercaptopurine; tipiracil; 6-thioguanine; and trifluorothymidine. The World Health Organization has classified seven of these nucleoside analogs, including 5-FU, as Essential Medicines, which they define as medicines that satisfy the priority healthcare needs of the population and should be available at all times.

Many chemotherapies have generated significant sales. Approximately 500,000 patients per year in North America receive 5-FU, which is widely used for the treatment of many cancers, including colorectal, breast, stomach, head and neck, and pancreatic cancers. The oral version of a derivative of 5-FU, known as capecitabine and marketed as Xeloda ® for the treatment of colorectal and breast cancer, had worldwide sales of $1.5 billion in 2012, before the market launch of generic competitors. We believe the number of patients receiving capecitabine represents a small proportion of the overall number of patients treated with 5-FU and its derivatives.

Shortcomings of Nucleoside Analog Drugs

Despite the widespread use of nucleoside analogs, their efficacy and safety is severely limited by major shortcomings, including breakdown, poor pharmacokinetic properties, requirement for uptake by transporters, and inefficient metabolic pathways to generate the active anti-cancer metabolite.

Nucleoside analogs block the replication of cancer cells by providing faulty DNA and RNA building blocks during the cell replication process or by blocking enzymes necessary for the production of these DNA and RNA building blocks. These processes lead to disruption of DNA and RNA replication resulting in cancer cell death, known as apoptosis. However, there are several major shortcomings that limit the efficacy of existing nucleoside analogs including:

•

Breakdown. Multiple enzymatic processes can break down nucleoside analogs, resulting in their degradation prior to phosphorylation. In addition to preventing the generation of the active anti-cancer metabolite, breakdown can also result in the release of metabolites that can lead to off-target toxicity. For example, the breakdown of 5-FU is known to result in the generation of a toxic byproduct called FBAL, which has been associated with off-target toxicity including “hand-foot syndrome”, a debilitating side effect that commonly causes dose reductions or discontinuation of therapy. Breakdown can take place either inside or outside the cancer cell.

•

Uptake by transporters. Nucleoside analogs require specific active-transport proteins in the cell membrane to enter cancer cells. If these proteins are missing or down-regulated, nucleoside analogs cannot enter the cancer cell to exert their anti-cancer effect. Transport proteins are often not expressed at sufficient levels in many solid tumor cancers which can result in poorer outcomes for patients treated with nucleoside analogs.

•

Inefficient metabolic pathways. Nucleoside analogs are all dosed as inactive precursors, or prodrugs, because their active forms are unstable and their negative charge further prevents them from entering cells. They must therefore undergo activation through complex pathways to generate the anti-cancer metabolites. Naturally occurring enzymes are required for this activation and the levels of these enzymes vary from person to person and can also be poorly expressed in cancer cells. This results in unpredictable metabolism and activation of nucleoside analogs.

•

Poor pharmacokinetic properties. Due to rapid breakdown and poor PK properties, nucleoside analogs can require challenging administration schedules, which are burdensome and inconvenient for both patients and healthcare providers. For example, the plasma half-life of 5-FU is very short at 8 to 14 minutes, resulting in the need for prolonged infusion times over 46 hours to enable uptake and activation of 5-FU’s main anti-cancer metabolite in the cancer cell.

Our ProTide Technology and its Key Advantages

NuCana’s ProTides are new chemical entities specifically designed to overcome the key challenges associated with existing nucleoside analogs, as shown below:

By harnessing the power of phosphoramidate chemistry, we transform nucleoside analogs into activated nucleotide analogs with the addition of a phosphate group, which is protected by specific combinations of aryl, ester and amino acid groupings. We refer to these compounds as ProTides. We are applying our ProTide technology both to nucleoside analogs currently approved for the treatment of patients with cancer and to nucleoside analogs that have great promise, but have not successfully been developed due to challenges with breakdown, uptake, activation and/or administration.

A graphical representation of the chemical structure of nucleoside analogs, nucleotide analogs and ProTides is shown below:

Our researchers have invested over two decades of work in designing, synthesizing and screening ProTides, which we believe are optimally designed to overcome the key limitations of nucleoside analogs for the treatment of patients with cancer. We have gained considerable insight from our scientific founders and executives in understanding phosphoramidate chemistry and the biology of how nucleotide analogs are able to exert their anti-cancer effects. Based on these learnings, we are able to efficiently create hundreds of target candidates from the millions of potential candidates. We then perform biological testing on these target candidates to select our lead ProTides.

NUC-3373: A Transformation of 5-FU

Our lead product candidate, NUC-3373, has been designed to overcome the major shortcomings and pharmacologic challenges that limit the clinical utility of 5-FU. We believe NUC-3373 has significant commercial potential as 5-FU is one of the most widely used cancer therapies in the world. NUC-3373 has been designed to improve the efficacy and safety profile, as well as reduce the administration burdens, associated with 5-FU. We are advancing NUC-3373 in the clinic and developing this new chemical entity as a potential treatment for patients with colorectal cancer and other solid tumors.

5-FU and its Limitations

First introduced in 1957, 5-FU remains a cornerstone of treatment for patients with many types of cancers, including all gastrointestinal malignancies (including colorectal, gastric, pancreatic and small bowel), breast and head and neck cancers.

Two other drugs have been approved that aim to generate the same active anti-cancer metabolite as 5-FU: fluorodeoxyuridine, or Floxuridine, marketed as FUDR ®, and capecitabine, marketed as Xeloda ®. Capecitabine is a derivative of 5-FU containing a chemical modification of the nucleoside ring, which allows oral dosing.

The anti-cancer activity of 5-FU and its other forms, FUDR and capecitabine, is largely attributed to the phosphorylated active anti-cancer metabolite, fluorodeoxyuridine monophosphate, FdUMP or FUDR-MP, which binds to and inhibits the intracellular enzyme, thymidylate synthase, or TS. TS, a critical enzyme in de novo nucleotide synthesis and cell survival, is required to convert uridine, specifically deoxy-uridine monophosphate, or dUMP, to thymidine, specifically deoxy-thymidine monophosphate, or dTMP, one of the four nucleotides that comprise DNA. The inhibition of TS therefore results in an imbalance in the ratio of the nucleotides dUMP and dTMP, disrupting DNA synthesis and repair, which leads to cancer cell death.

Several key limitations have been associated with a poor prognosis to a 5-FU therapeutic regimen. We believe NUC-3373~~,~~ overcomes these limitations, as well as the dosing administration challenges, associated with 5-FU.

1. Subject to breakdown. Approximately 85% of 5-FU is degraded by dihydropyrimidine dehydrogenase, or DPD, an enzyme largely expressed in the liver. This breakdown destroys most of the drug before it has an opportunity to enter the cancer cell, become activated and exert any therapeutic effect. Furthermore, this breakdown results in the generation of a toxic byproduct, FBAL, which has been associated with off-target toxicity, including “hand-foot syndrome,” which is reported in various sources as affecting 25% to 75% of patients treated with fluoropyrimidines. Hand-foot syndrome is a debilitating side effect characterized by reddening, swelling, numbness and skin sloughing or peeling on the palms of the hands and soles of the feet and commonly leads to dose reductions or discontinuation of therapy for patients receiving 5-FU. In addition, high levels of DPD have also been found to be elevated in tumors that are resistant to 5-FU.

2. Requires active transport. 5-FU relies on specific transporters in order to cross the cellular membrane. If these transporters are not present or are expressed at low levels, 5-FU’s ability to enter the cancer cell will be limited. For example, low expression of the nucleoside transporter, hENT1, has been associated with cancer cell resistance to 5-FU.

3. Inefficient metabolic pathways. Once 5-FU enters cells, it must be processed by a series of enzymes to generate the active anti-cancer metabolite, FUDR-MP. FUDR-MP binds to and inhibits TS, leading to increased levels of uridine and decreased levels of thymidine which result in cancer cell death. There are several key enzymes involved in the conversion of 5-FU to FUDR-MP. One of these is orotate phosphoribosyl transferase, or OPRT. Lower levels of OPRT in tumor cells are associated with resistance to 5-FU. Another intracellular enzyme, thymidine phosphorylase, or TP, can reversibly convert 5-FU to fluorodeoxyuridine, or FUDR, an intermediate to the formation of FUDR-MP. Low expression of TP in human cancer cells is associated with resistance to 5-FU. In addition, thymidine kinase, or TK, is the enzyme that converts FUDR to the active anti-cancer metabolite, FUDR-MP. Low expression of TK in human cancer cells is associated with resistance to 5-FU. 5-FU’s metabolic pathway also results in the generation of the metabolite FUTP, which is associated with dose limiting toxicities such as diarrhea, mucositis and neutropenia.

4. Poor pharmacokinetic profile. The pharmacokinetic properties of 5-FU also lead to dosing administration challenges. 5-FU has a short half-life of between 8 and 14 minutes in plasma. In an effort to counter the short time period that cells are exposed to 5-FU, healthcare providers often administer 5-FU as a continuous infusion over extended periods of time. For example, patients being treated for colorectal cancer typically receive 5-FU through a continuous infusion over 46 hours using a portable pump. This dosing requirement creates burdens for providers, inconveniences patients and contributes additional costs to the healthcare system. Furthermore, 5-FU’s pharmacokinetic profile is unpredictable and patients with certain characteristics can experience dangerously high levels of 5-FU, which can be fatal, or ineffective levels of 5-FU.

Our Solution: NUC-3373

NUC-3373 is a protected form of the active anti-cancer metabolite, FUDR-MP, specifically designed to overcome the key shortcomings that limit the clinical utility of the fluoropyrimidines. NUC-3373 is a nucleotide analog that releases the same active anti-cancer metabolite, FUDR-MP, that 5-FU aims to generate within a cancer cell, but at significantly higher intracellular concentrations. NUC-3373 has been evaluated in a Phase 1 clinical trial, NuTide:301, in patients with advanced solid tumors and is currently in a Phase 1b/2 clinical trial, NuTide:302, in patients with advanced colorectal cancer.

Unlike 5-FU, NUC-3373 consists of the active anti-cancer metabolite, FUDR-MP, and a protective phosphoramidate moiety. This moiety protects the FUDR-MP making it resistant to breakdown by the enzyme DPD, which reduces the generation of toxic byproducts such as FBAL. It also confers a more predictable pharmacokinetic profile including a longer half-life, estimated at between 6 to 14 hours in plasma, and a better distribution into tissues. These properties allow NUC-3373 to be administered through a short infusion of approximately 2 hours. The chemical structure of the ProTide alters the lipophilicity of the molecule, allowing NUC-3373 to enter cancer cells without the need for membrane transporters. Once inside the cancer cell, the phosphoramidate moiety is cleaved off, resulting in deprotection and the release of FUDR-MP. This bypasses the need for any activating enzymes, resulting in significantly higher levels of the active anti-cancer metabolite, which we believe will lead to improved efficacy as compared to 5-FU. Furthermore, the metabolic pathways utilized by NUC-3373 avoid the generation of the toxic metabolite FUTP so toxicities such as diarrhea, mucositis and neutropenia should be significantly reduced.

The metabolism of NUC-3373 compared to 5-FU as described above is illustrated in the following graphic.

NUC-3373 Preclinical Data

NUC-3373 has greater anti-cancer activity than 5-FU. In preclinical studies, NUC-3373 was not reliant on activating enzymes, including OPRT, TP and TK, all of which are essential for activating 5-FU. In addition, we measured the anti-cancer activity of NUC-3373 and 5-FU across a range of human tumor cell lines, including colorectal, ovarian and lung cancers. NUC-3373 had up to 330 times greater activity than 5-FU. The following figure shows the levels of NUC-3373 or 5-FU required, in various tumor cell lines, to kill half of the cancer cells, with the shorter bars representing more potent activity.

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

In another set of experiments, the activity and metabolism of NUC-3373 was directly compared to that of 5-FU in colorectal cancer cell lines. The active anti-cancer metabolite, FUDR-MP, inhibits thymidine synthesis through binding to and forming a ternary complex with TS. This causes an imbalance in the cellular nucleotide pools by preventing the conversion of dUMP to dTMP and leads to disruption of DNA synthesis and repair. In these experiments, NUC-3373 was shown to cause greater TS complex formation than 5-FU, even at lower drug concentrations. This suggests that NUC-3373 may be a more potent inhibitor of TS than 5‑FU. Furthermore, when metabolite generation was assessed in these cell lines it was found that NUC-3373 generated significantly higher levels of FUDR-MP compared to 5-FU and had a more pronounced effect on the dUMP levels, suggesting a greater impact on nucleotide pools. NUC-3373’s ability to generate high intracellular levels of FUDR-MP resulted in the generation of the triphosphate form of the anti-cancer metabolite, or FUDR-TP (also referred to as FdUTP), which was shown to be incorporated into the DNA of cancer cells. This effect was not observed with 5-FU. These results suggest that NUC-3373 may be not only a more potent TS inhibitor, but also a more efficient DNA- damaging agent compared to 5-FU. Finally, while 5-FU treatment led to the production of the toxic metabolite FUTP in these cells, FUTP was not detectable following treatment of these cells with NUC-3373.

A further set of experiments showed that NUC-3373 also causes a prolonged type of cell stress, called endoplasmic reticulum, or ER, stress in cancer cells. This leads to the release of molecules called Damage Associated Molecular Patterns, or DAMPs, from the cancer cells as they die, or so-called immunogenic cell death, or ICD. This process of ICD is characterized by the cell surface exposure or extracellular release of calreticulin, or CRT, and high-mobility-group box 1 protein, or HMGB1, from dying cells, as depicted in the diagram below. These DAMPs help the immune system to recognize cancer cells in the body, thus promoting the further killing of cancer cells by immune cells.

Overall, these non-clinical studies suggest that NUC-3373 potentially has the ability to enhance the activity of immunotherapy agents by making tumors more visible to the immune system. This was demonstrated in a series of experiments in which cancer cells treated with NUC-3373 were exposed to immune cells in combination with the immunotherapy agent nivolumab, a PD-1 inhibitor. These experiments showed that the combination of NUC-3373 and nivolumab resulted in greater cancer cell death than either agent alone, indicating that NUC-3373 enhances the activity of immunotherapy.

Clinical Data

NUC-3373 has been evaluated in a Phase 1 trial in patients with advanced solid tumors, the NuTide:301 trial, and is currently being evaluated in a Phase 1b/2 trial in patients with advanced colorectal cancer, the NuTide:302 trial. We plan to report final data from the NuTide:301 trial and additional interim data from the NuTide:302 trial in 2022. Contingent on regulatory guidance and other factors, we plan to open a randomized Phase 2 clinical trial of NUC-3373 in combination with other agents as a second-line treatment for patients with colorectal cancer in 2022, followed by a Phase 3 clinical trial in patients with colorectal cancer. In addition, a Phase 1b/2 study will be initiated in 2022 to evaluate NUC‑3373 in combination with other agents, including PD-1 inhibitors, for the treatment of patients with different types of advanced solid tumors in order to identify additional indications and treatment combinations for NUC-3373.

NUC-3373: Phase 1 clinical trial. NUC-3373 has demonstrated a favorable safety and pharmacokinetic profile with promising clinical activity in a Phase 1 clinical trial in patients with advanced solid tumors. In this trial, the maximum tolerated dose and schedule was established as 2,500 mg/m2 weekly. In addition, we measured various pharmacokinetic and pharmacodynamic parameters, including plasma concentration of NUC-3373, intracellular concentrations of the active anti-cancer metabolite, FUDR-MP, the ability of NUC-3373 to bind to its target enzyme, TS, and the downstream effects on the levels of dTMP. The anti-cancer mechanism of action of NUC-3373 has been previously observed in preclinical studies, which NuCana believes further supports the biological advantages of NUC-3373 over 5-FU.

In September 2021 at the Virtual ESMO Congress, we presented PK data from patients treated with NUC-3373 at doses ranging from 500 mg/m2 to 3,250 mg/m2. The graph below illustrates the plasma concentrations of NUC-3373 over time, as measured by AUC, and shows a dose proportional increase. NUC-3373 also had a long plasma half-life of 6 to 14 hours compared with the half-life of 8 to 14 minutes for 5-FU. Intracellular levels of the active anti-cancer metabolite, FUDR-MP, also increased in a dose proportional manner and were substantially higher than those reported in the literature for 5-FU.

Overall, 59 patients with metastatic cancer, who had exhausted all other available treatment options, were enrolled in the trial. This heavily pre-treated patient population, who had received an average of 3 prior lines of chemotherapy, had a variety of primary tumor types. Forty-three patients received NUC-3373 on a weekly schedule on days one, eight, 15 and 22 of a 28-day cycle at doses ranging from 125 mg/m2 to 3,250 mg/m2 and 16 patients received NUC-3373 on an alternate-week, or fortnightly, schedule on days one and 15 of a 28-day cycle at doses ranging from 1,500 mg/m2 to 2,500 mg/m2. Evidence of durable anti-cancer activity was noted, with at least 10 patients remaining on treatment for more than four months and three of these patients achieving prolonged stable disease with PFS lasting more than nine months. Both dosing schedules were observed to be well tolerated with no unexpected adverse events or cumulative toxicity. Importantly, only one patient developed hand-foot syndrome (Grade 1). However, this patient had received prior treatment with fluoropyrimidines immediately before entering NuTide:301 and had experienced hand-foot syndrome on these prior treatments, strongly supporting the likelihood that it was related to prior toxicities and not to NUC-3373 treatment. NUC-3373’s plasma half-life of 6 to 14 hours enables it to be infused over a much shorter time frame of 30 minutes to four hours compared to the 46-hour continuous infusion required with 5-FU.

NUC-3373: Phase 1b/2 clinical trial. A Phase 1b/2 trial, also known as the NuTide:302 trial, in patients with advanced colorectal cancer in which NUC-3373 is combined with agents typically combined with 5-FU to treat patients with colorectal cancer, including leucovorin, irinotecan, oxaliplatin and bevacizumab is currently ongoing. This is a three-part dose escalation and expansion trial designed to determine a recommended combination dose and schedule for NUC‑3373, as illustrated in the trial schema below. In Part 1, the safety and tolerability of NUC‑3373 when co-administered with leucovorin was assessed. Part 1 established that leucovorin has no impact on the pharmacokinetic or safety profile of NUC-3373. Part 2 is assessing increasing doses of NUC-3373 plus leucovorin given in combination with either oxaliplatin (NUFOX) or irinotecan (NUFIRI). The objective of this part of the study is to establish doses to be further examined in NUFOX and NUFIRI regimens in Part 3. Part 3 will evaluate the combinations of NUFOX and NUFIRI with bevacizumab.

In April 2021 at the AACR Annual Meeting, we reported interim data from 38 heavily pre-treated patients (median of 4 prior lines of therapy) who had received NUC-3373 with or without leucovorin in Part 1. NUC-3373 was shown to have a favorable safety profile with no hand-foot syndrome observed, which is associated with the toxic metabolite, FBAL, and no neutropenia, or Grade 3 or 4 mucositis or diarrhea adverse events, which are associated with the toxic metabolite, FUTP. Efficacy signals have been observed, with several patients achieving longer periods of progression-free survival than those achieved on previous regimens (as illustrated in the graph below). Tumor shrinkages have also been observed, including in a patient who was refractory to all prior fluoropyrimidine-containing regimens.

We plan to report further interim data from the NuTide:302 trial in 2022.

NUC-3373 Development Strategy and Planned Clinical Trials

We aim to develop NUC-3373 for multiple indications with an initial focus on colorectal cancer. The Phase 1 trial in advanced solid tumors was investigator-sponsored and was conducted under a Clinical Trial Application (“CTA”). The ongoing Phase 1b/2 trial in patients with colorectal cancer is being conducted under a CTA in the United Kingdom, France and Spain and an IND in the United States. Contingent on regulatory guidance and other factors, we plan to open a randomized Phase 2 clinical trial of NUC-3373 in combination with other agents for the second line treatment of patients with advanced colorectal cancer in 2022, followed by a Phase 3 clinical trial in patients with advanced colorectal cancer. We also plan to initiate a Phase 1b/2 clinical trial of NUC‑3373 in combination with other agents, including PD-1 inhibitors, for the treatment of patients with different types of advanced solid tumors, in 2022.

NUC-3373: Planned randomized Phase 2 clinical trial (NuTide:323). In 2022, we expect to initiate a randomized Phase 2 clinical trial of NUC-3373 in combination with leucovorin, irinotecan and bevacizumab (referred to as NUFIRI-bev) versus 5‑FU in combination with leucovorin, irinotecan and bevacizumab (referred to as FOLFIRI-bev) for the second-line treatment of patients with advanced colorectal cancer who have progressed on first-line FOLFOX (5-FU in combination with leucovorin and oxaliplatin). This trial will include two NUC-3373 treatment arms to evaluate a weekly and a fortnightly, or alternate week, administration schedule.

NUC-3373: Planned randomized Phase 3 clinical trial (NuTide:333). Following the randomized Phase 2 clinical trial (NuTide:323), we anticipate initiating a Phase 3 clinical trial of NUFIRI-bev, using the schedule determined in the NuTide:323 trial, versus FOLFIRI-bev for the second-line treatment of patients with advanced colorectal cancer who have progressed on first-line FOLFOX.

NUC-3373: Planned Phase 1b/2 clinical trial (NuTide:303). In 2022, we plan to initiate a Phase 1b/2 trial to identify additional indications and treatment combinations for further development. This is a modular, multi-arm, parallel-cohort dose-finding and expansion study of NUC-3373 in combination with other agents for the treatment of patients with different types of advanced solid tumors. Each module of this study consists of a dose-validation phase (Phase 1) and a dose-expansion phase (Phase 2). Phase 1 will determine the appropriate combination dose for further clinical evaluation in Phase 2 of each module. Approximately six to twenty evaluable patients will be enrolled in the Phase 1 stage of each module to determine safety, preliminary efficacy and maximum tolerated dose for NUC-3373 in combination with other agents. Each module may then move into Phase 2 to enable a further assessment of safety and efficacy. We plan to evaluate NUC-3373 in combination with pembrolizumab, a PD-1 inhibitor, for the treatment of patients with a variety of solid tumors and NUC‑3373 in combination with paclitaxel for the treatment of patients with non-small cell lung cancer.

Colorectal Cancer Overview

Colorectal cancer is the third most common cancer type globally, representing approximately 10% of overall annual cancer incidence worldwide. In the United States, over 150,000 new cases of colorectal cancer and approximately 53,000 deaths due to the disease occur annually. Worldwide, there were an estimated 1.9 million new colorectal cancer cases and 916,000 deaths in 2020, and the global burden is expected to increase by 60% to approximately 3.1 million new cases and 1.6 million deaths annually by 2040. Most treatment regimens for colorectal cancer include 5-FU as the cornerstone of therapy, either as monotherapy or in combination with another chemotherapeutic, typically oxaliplatin or irinotecan. Nevertheless, despite being the standard of care, the effectiveness of 5-FU is modest. Overall response rates are in the range of 10% to 15%. Furthermore, colorectal cancer is typically diagnosed late when it is already locally advanced or metastatic and only 14% of patients with Stage 4 disease at diagnosis survive five years. Thus, there is a high unmet need for more effective and safer treatment options than the current standard of care, 5-FU.

NUC-7738: A Transformation of 3’-dA

NUC-7738 is a ProTide transformation of 3’-deoxyadenosine, or 3’-dA, also known as cordycepin, a nucleoside analog that was originally isolated from the fungus Cordyceps sinensis in 1950. Since that time, 3’-dA has shown potent anti-cancer activity in preclinical studies, but has not been successfully developed or approved as a chemotherapy. The cytotoxic effect of 3’-dA is largely attributed to the generation of the main active anti-cancer metabolite, 3'-deoxyadenosine triphosphate, or 3'-dATP. Similar to our other ProTides, NUC-7738 is designed to generate the active anti-cancer metabolite of 3’-dA directly inside cells, bypassing the key limitations associated with breakdown, transportation and activation.

3’-dA and its limitations

Similar to other nucleoside analogs, major shortcomings have limited the successful clinical development of 3’-dA.

1. Subject to breakdown. 3’-deoxyadensosine is rapidly broken down by the enzyme adenosine deaminase, or ADA, preventing its activation and generation of its active anti-cancer form. As a result, the anti-cancer effect of 3’-dA is readily negated by ADA. This rapid breakdown is the key limiting factor that has prevented the successful development of 3’-dA in the clinic.

2. Requires active transport. 3’-dA requires the nucleoside transporter, hENT1, to cross the cancer cell membrane. Therefore, hENT1-deficient cancer cells are highly resistant to 3’-dA.

3. Requires activation within the cancer cell. 3’-dA must be converted to its active form once inside the cancer cell. The rate-limiting step of activation requires the addition of the first phosphate group, in this case by an enzyme called adenosine kinase, or AK. This phosphorylated form of 3’-dA, 3’-dA monophosphate, or 3’-dAMP, is subsequently converted into 3’-dA diphosphate, or 3’-dADP, which is then converted to 3’-dA triphosphate, or 3’-dATP.

4. Poor PK properties. 3’-dA has a short half-life both in plasma and intracellularly, due to rapid deamination by the enzyme adenosine deaminase, or ADA. These poor PK properties lead to dosing administration challenges and have also prevented the clinical development of 3’-dA as a cancer therapy.

Our Solution: NUC-7738

NUC-7738 is a ProTide transformation of 3’-dA, specifically designed to generate the active anti-cancer metabolite, 3’-dATP, in cancer cells. Importantly, NUC-7738 is not a substrate for ADA and is therefore not broken down by this enzyme. This results in greater stability and increased generation of 3’-dATP following administration. NUC-7738 is highly lipophilic and is able to enter cells independently of nucleoside transporters, including hENT1. Once inside the cancer cell, NUC-7738 is presented in the phosphorylated form, 3’-dAMP, thus bypassing the first rate-limiting phosphorylation step by AK required to generate the active anti-cancer metabolite 3’-dATP. These attributes result in significantly higher levels of 3’-dATP inside cancer cells compared to 3’-dA. Primarily, 3'-dATP interferes with RNA polyadenylation, causing changes in the expression of genes involved in metabolism, differentiation, and apoptosis, ultimately leading to metabolic stress, cessation of cancer cell growth and cell death.

The metabolism of NUC-7738 compared to 3’-dA as described above is shown in the following graphic.

NUC-7738 Preclinical Data

NUC-7738 is resistant to breakdown. In our preclinical studies in human leukemia cell lines, NUC-7738, unlike 3’-dA, was resistant to breakdown by the enzyme ADA, which rapidly breaks down 3’-dA into an inactive metabolite and is a major factor in reducing the potential clinical benefit of 3’-dA. The ability of NUC-7738 to resist breakdown by ADA should result in greater stability and much higher intracellular concentrations of the active anti-cancer metabolite, 3’-dATP. In addition, NUC-7738 does not have the dosing administration challenges that have also limited the clinical utility of 3’-dA.

NUC-7738 enters cancer cells independently of nucleoside transporters. In human leukemia cell lines, inhibition of nucleoside transporter activity did not have an effect on the cytotoxicity of NUC-7738 or on its ability to generate the active anti-cancer metabolite, 3’-dATP, demonstrating that the activity of NUC-7738 is not dependent on nucleoside transporters. By contrast, the activity of 3’-dA was reduced in the presence of nucleoside transporter inhibitors, as shown by a decrease in cytotoxicity as well as in the ability to generate 3’-dATP.

NUC-7738 does not require activation to 3’-dAMP. As NUC-7738 is presented in the phosphorylated form, 3’-dAMP, it bypasses the first rate-limiting phosphorylation step by the enzyme AK which is required for 3’-dA to generate the active anti-cancer metabolite, 3’-dATP.

NUC-7738 has greater anti-cancer activity than 3’-dA. In a preclinical study, we examined the in vitro cytotoxic activity of NUC-7738 across a range of different human cancer cell lines, including leukemia, non-Hodgkin lymphoma, Hodgkin lymphoma, T-cell leukemia, multiple myeloma, pancreas, colon, liver and breast cancers, as compared with 3’-dA. NUC-7738 was found, in 16 of the 20 cell lines examined in this study, to be more potent than 3’-dA when comparing the concentrations of the respective compounds required to kill 50% of the cancer cells. In three leukemia cell lines, NUC-7738 was found to be more than 50-times more potent than 3’-dA.

NUC-7738 Development Strategy and Ongoing Clinical Trials

We are developing NUC-7738 for patients with either solid or hematological malignancies based on the broad activity seen in preclinical studies.

NUC-7738: Phase 1/2 clinical trial. A Phase 1/2 first-in-human dose escalation and expansion clinical trial, also known as the NuTide:701 trial, in patients with advanced solid tumors who have exhausted all treatment options is currently ongoing. The objective of the Phase 1 part of the trial was to establish the recommended dose and schedule for NUC-7738, as illustrated in the schema below. The maximum tolerated dose was 1,350 mg/m2 administered on a weekly schedule. The Phase 2 part of the trial is currently evaluating efficacy and further characterizing the safety profile of NUC-7738 at the recommended Phase 2 dose.

In September 2021 at the Virtual ESMO Congress, we presented interim data from the first 29 patients treated in this trial. These interim data indicated a favorable pharmacokinetic and tolerability profile of NUC-7738. In plasma samples from patients treated with NUC-7738, a dose-proportional increase in exposure was observed. NUC-7738 was efficiently converted to the active anti-cancer metabolite, 3’-dATP, in patients white blood cells, where high levels of 3’-dATP were detected. The intracellular 3’-dATP generated also had a prolonged half-life, with detectable levels in some patients more than 50 hours after infusion. NUC-7738 has been found to be well tolerated. Additionally, three case studies highlighted patients with encouraging tumor reductions who remained on NUC-7738 treatment for extended periods of time, as shown below. We expect to report additional interim data from the NuTide:701 trial in 2022.

Acelarin: A Transformation of Gemcitabine

Acelarin was designed to overcome the key cancer resistance mechanisms associated with the nucleoside analog gemcitabine.

Gemcitabine and its Limitations

Gemcitabine is a nucleoside analog that is used as a chemotherapeutic to treat a wide range of tumors and has been investigated in over 1,900 clinical trials. It is approved as a monotherapy for the treatment of pancreatic cancer and in combination with other chemotherapeutic drugs for the treatment of advanced ovarian, metastatic breast, and non-small cell lung cancers. Gemcitabine is also used to treat many other types of tumors, including biliary tract cancer, both as monotherapy and in combination with other therapeutics.

Gemcitabine is a conventional nucleoside analog which, like all nucleoside analogs, is an inactive prodrug. There are key limitations that have been associated with a poor survival prognosis for gemcitabine therapy: breakdown, transport and activation. While there have been attempts to address the requirement for active transport of gemcitabine into cancer cells, we believe we are the first to address all three limitations at once.

1. Subject to breakdown. Gemcitabine, prior to being phosphorylated to its active form, is susceptible to being broken down chemically by metabolic enzymes, such as cytidine deaminase, or CDA, which irreversibly degrades up to 90% of gemcitabine to an inactive form. A study published in the British Journal of Cancer in 2005 showed that increased levels of CDA were associated with an approximate five-month reduction in median overall survival in patients with pancreatic cancer who were treated with gemcitabine.

2. Requires active transport. Gemcitabine requires the membrane transporter hENT1 to enter cancer cells. Patients with a low level of hENT1 who receive gemcitabine have lower overall survival as compared to patients with a high level of hENT1. In a study published in 2004 in the journal Clinical Cancer Research, it was reported that pancreatic cancer patients with a high level of hENT1 expression had a median overall survival of 13 months compared to four months for those patients with a low level of hENT1 expression.

Some previous product candidates that have been tested clinically by others were designed to address the challenge of membrane transport but these efforts failed even when the transport of these candidates across the cell membrane appeared to succeed. We believe that this was due to the failure of those candidates to address the other cancer resistance mechanisms of breakdown and activation.

3. Requires activation within the cancer cell. Once gemcitabine enters cells, it must be activated by the addition of phosphate groups before it can exert its cell-killing effect. The rate-limiting addition of the first phosphate group is rapidly followed by the addition of a second and third phosphate group. The end result of this phosphorylation is the creation of the active anti-cancer metabolite, which is known as dFdCTP. A specific enzyme, deoxycytidine kinase, or dCK, is responsible for the first rate-limiting phosphorylation step. Initially, about one-third of cancer cells have reduced levels of dCK, which has negative consequences for the efficacy of gemcitabine. A study published in the journal Gastroenterology in 2012 reported that decreased expression of dCK led to resistance to gemcitabine treatment in cellular assays. In another published study, low levels of dCK in the pancreatic cancer cells of patients who were treated with gemcitabine were associated with a median overall survival that was seven months shorter than that observed in patients with medium to high levels of dCK. dCK is also associated with acquired resistance, and studies have shown that cancer cells can downregulate the production of dCK in the presence of gemcitabine leading to drug resistance and reduced efficacy.

Because gemcitabine has a short half-life ranging from 42 to 94 minutes, even with dCK present in the cancer cell, much of the gemcitabine will have broken down before it can be converted to its active anti-cancer metabolite, dFdCTP.

Contribution of resistance mechanisms to survival

Each of these resistance mechanisms on its own negatively impacts the survival of patients with cancer receiving gemcitabine therapy by at least five months. While studies have not been done to assess the effect of the combination of all three of these resistance mechanisms, one study in patients with pancreatic cancer who had undergone resection found that two of these resistance mechanisms had a cumulative effect. Specifically, patients with low levels of hENT1 and any level of dCK experienced a median overall survival of 16.2 months, while patients with high levels of hENT1 and low levels of dCK had a median overall survival of 33.6 months, and patients with high levels of hENT1 and moderate to high levels of dCK had a median overall survival of 61.4 months.

Our Solution: Acelarin

Acelarin was designed to overcome the key cancer resistance mechanisms associated with gemcitabine by generating and maintaining higher concentrations of the active anti-cancer metabolite inside the tumor compared to gemcitabine. Acelarin is comprised of gemcitabine, a phosphate group and a specific combination of aryl, ester and amino acid, also referred to as the phosphoramidate moiety. Acelarin’s distinctive feature is this proprietary moiety, which protects the phosphate group. The moiety also enables Acelarin to enter cancer cells independent of the presence of the hENT1 transporter. Once Acelarin has entered the cell, the protective groups are cleaved off, releasing a pre-phosphorylated form of gemcitabine, dFdCMP. Accordingly, the delivery of dFdCMP means that cancer cell deficiency of the activating enzyme, dCK, which drives the rate-limiting phosphorylation of gemcitabine, does not result in resistance to Acelarin, as it does with gemcitabine. This activated nucleotide analog, dFdCMP, is then rapidly converted to dFdCDP and then the key anti-cancer metabolite, dFdCTP. Moreover, Acelarin, like the phosphorylated forms of gemcitabine, is not subject to breakdown by CDA, thus bypassing another key resistance mechanism. As a result, Acelarin generates much higher levels of dFdCTP than does gemcitabine.

The metabolism of Acelarin compared to gemcitabine as described above is illustrated in the following graphic.

Clinical Data

Acelarin has been evaluated in multiple clinical trials: a Phase 1 dose-ranging clinical trial of Acelarin monotherapy for patients with advanced solid tumors; a Phase 1b dose-ranging clinical trial of Acelarin in combination with carboplatin for patients with recurrent ovarian cancer; a Phase 1b clinical trial of Acelarin in combination with cisplatin for patients with biliary tract cancer; a Phase 2 clinical trial of Acelarin monotherapy for patients with platinum-resistant ovarian cancer; a Phase 3 trial of Acelarin monotherapy for patients with pancreatic cancer who are unable to receive combination chemotherapy; and a Phase 3 trial of Acelarin in combination with cisplatin for previously untreated patients with biliary tract cancer that was recently closed.

The majority of patients in the clinical trials had very poor prognoses and yet a high proportion obtained significant tumor regression or stable disease when treated with Acelarin. Despite the heavily pre-treated nature of the patient populations in the early phase clinical trials, Acelarin has been well tolerated and showed anti-cancer activity in patients who were resistant to, or had progressed on, prior gemcitabine treatment.

Acelarin: Phase 1 clinical trial (PRO-001)

In the completed Phase 1 trial, 68 patients with advanced solid tumors and metastatic disease who had exhausted all other standard treatment options received Acelarin as monotherapy at doses ranging from 375 mg/m 2 to 1,000 mg/m 2. All of these patients had rapidly progressing recurrent disease and had received on average 2.7 prior lines of chemotherapy. Initial signs of efficacy were evaluated using the standard scoring system known as Response Evaluation Criteria In Solid Tumors, or RECIST. A subset of 49 patients received two or more cycles of Acelarin, equivalent to two or more months of therapy, and had at least one follow-up radiographic assessment to measure changes in tumor size. Of these patients, five achieved a partial response, with at least a 30% decrease in tumor size, although not all of these five patients received a final confirmatory scan as technically required by the RECIST criteria for classification as a partial response. Another 33 patients had tumors that either decreased by up to 30% or increased by less than 20% and were scored as having stable disease. This resulted in an overall disease control rate, the combination of both partial response and stable disease, of 78% in the total 49-patient evaluable population.

We observed intracellular levels of the active anti-cancer metabolite, dFdCTP, that were still higher 24 hours after dosing with Acelarin than the maximum reported concentration generated with gemcitabine at its peak level two hours after dosing. Furthermore, the concentration of intracellular dFdCTP over a 24-hour period, as measured by the area under the curve, or AUC, a measure of drug exposure over time, was 139 times higher for Acelarin on an equimolar dose comparison compared to the levels reported for gemcitabine in the literature.

Acelarin was generally well-tolerated. The most common Grade 3 and Grade 4 treatment-related adverse events were fatigue (19%), decreased lymphocytes (18%), neutropenia (15%), decreased white blood cells (13%), and thrombocytopenia (10%). A total of eight dose-limiting toxicities were observed in four patients at doses of 725 mg/m 2 and above. These included Grade 3 increases in liver enzymes known as transaminases, and Grade 4 decreases in platelets and neutrophils. All of these adverse events were transient and all patients recovered. To date, we have not observed any treatment-related adverse events that have not previously been associated with gemcitabine.

Acelarin: Phase 1b clinical trial in combination with carboplatin (PRO-002)

In the Phase 1b trial, 25 patients with recurrent ovarian cancer received Acelarin at doses from 500 mg/m 2 to 750 mg/m 2 in combination with carboplatin for a maximum of six treatment cycles lasting three weeks each. Patients had received on average four prior lines of chemotherapy and had a median age of 65. Of the 25 patients enrolled, 23 were evaluable and these patients were characterized by their platinum status: seven were platinum-refractory, 10 were platinum-resistant, three were partially platinum-sensitive and three were platinum-sensitive. Efficacy was evaluated using the RECIST standard scoring system. The 23 evaluable patients had received one or more cycles of Acelarin in combination with carboplatin and had at least one follow-up radiographic assessment to measure changes in tumor size. Of the evaluable patients, one achieved a confirmed complete response, with a complete disappearance of all target lesions, and eight achieved a partial response (four confirmed), with at least a 30% decrease in tumor size. This resulted in an overall response rate of 39% (22% confirmed). Another 13 patients had tumors that either decreased by up to 30% or increased by less than 20% and were scored as having stable disease. This resulted in a disease control rate of 96%. The median progression-free survival duration was 6.2 months. In all 25 patients, the incidence of Grade 3 and Grade 4 neutropenia and thrombocytopenia was 52% and 28%, respectively. The results of the Phase 1b Acelarin trial suggest that Acelarin can be combined with carboplatin at a higher, more optimal carboplatin dose.

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

Acelarin: Phase 2 clinical trial in patients with platinum-resistant ovarian cancer (PRO-105)

Acelarin was evaluated in a Phase 2 clinical trial in patients with platinum-resistant ovarian cancer. Part I of the trial compared a 500 mg/m2 dose of Acelarin with a 750 mg/m2 dose of Acelarin in heavily pre-treated patients who had received at least 3 prior lines of chemotherapy. Part II of the trial was designed to then investigate the optimal dose identified in part I in an expansion cohort. In December 2019, consistent with our previous announcement that we were prioritizing our resources on our key programs of Acelarin in biliary tract cancer and NUC-3373 in colorectal cancer, we decided not to proceed with part II of the PRO-105 trial. In part I of the trial, doses of 500 mg/m2 and 750 mg/m2 were assessed with dosing on days one, eight and fifteen of a 4-week cycle. Fifty patients with platinum-resistant ovarian cancer were evaluable for response and all responders had confirmatory scans. The patient population included in Part I was heavily pre-treated, with a median of 5 prior lines of therapy, and 72% had underlying comorbidities. Despite this, NUC-1031 was well-tolerated, with no unexpected adverse events reported. Based on an assessment by blinded independent central review, anti-cancer activity was observed with one patient achieving a complete response, two patients achieving a partial response and 16 patients achieving stable disease as their best response. Across both treatment arms, 11 patients had reductions of at least 10% in the size of their tumors.

By contrast, in a 2019 report from the CLIO trial in patients with platinum-resistant ovarian cancer, no patients in the chemotherapy group achieved a complete response and only one patient achieved a confirmed partial response which resulted in a confirmed overall response rate of 3%. The CLIO study reported on the efficacy of the current chemotherapy standards of care, namely paclitaxel, pegylated liposomal doxorubicin, topotecan and gemcitabine. Thirty-three patients received chemotherapy in the CLIO trial and were significantly less heavily pre-treated than those in the PRO-105 trial, with a median of 3 prior lines of treatment. However, given differences in trial design and statistical analyses, comparisons across studies should be interpreted with caution.

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

Acelarin: Phase 1b clinical trial in combination with cisplatin (ABC-08) in patients with advanced biliary tract cancer

In November 2020, the final results from the ABC-08 trial were published in The Oncologist. In this Phase 1b multi-center, open-label trial, Acelarin, when combined with cisplatin, achieved a high response rate and was well-tolerated as first-line treatment for patients with advanced biliary tract cancer. Twenty-one patients received Acelarin (625 mg/m2 or 725 mg/m2) and cisplatin (25 mg/m2) on days one and eight of 21-day cycles. Of the 21 patients in the intent-to-treat, or ITT, population, 16 patients with measurable disease received at least one cycle of study treatment and had at least one follow-up radiographic scan and were thus efficacy evaluable. In the efficacy-evaluable population, an ORR (based on unconfirmed responses) of 44% was achieved (1 complete response and 6 partial responses). In addition, 6 patients had Stable Disease, resulting in a disease control rate of 81%. Responses were seen across all five biliary tract cancer sub-types. One additional patient, who was initially assessed as having measurable disease at baseline, achieved a partial response with a 67% reduction in the volume of target lesions based on investigator assessment. However, the baseline target lesion was subsequently reclassified as non-measurable by the Sponsor resulting in the exclusion of this patient from the efficacy-evaluable population. Furthermore, one patient with stable disease, whose tumor was initially considered unsuitable for surgical resection, became eligible for surgical resection following treatment with Acelarin plus cisplatin and underwent surgery that resulted in complete removal of the tumor. Four patients were still alive at the end of follow-up, having survived between 16 and 36 months. The results showed that the combination of Acelarin and cisplatin was well-tolerated over multiple cycles with no unexpected adverse events, no dose-limiting toxicities, and no discontinuations due to Acelarin-associated toxicity.

Acelarin: Phase 3 clinical trial (ACELARATE) in patients with metastatic pancreatic cancer

ACELARATE was a Phase 3, open-label, randomized study, facilitated by the National Cancer Research Institute in the United Kingdom, and was designed to compare Acelarin to gemcitabine as first-line therapy in patients with metastatic pancreatic carcinoma who were not eligible for combination chemotherapy. Acelarin (825 mg/m2) and gemcitabine (1000 mg/m2) were administered on days one, eight, and 15 of 28-day cycles.

The primary objective was to determine whether Acelarin is superior to gemcitabine in terms of overall survival. A total of 200 patients were enrolled, with 100 patients receiving Acelarin, which includes 48 males and 52 females with an average age of 73 years.

This study included a prespecified futility analysis, which indicated that the primary efficacy objective of Acelarin monotherapy reducing the risk of death by at least 42% compared to gemcitabine was unlikely to be met in this difficult-to-treat patient population. Upon review of the interim data by the Independent Safety and Data Monitoring Committee (“ISDMC”), the sponsor decided to suspend recruitment, allow the data to mature and conduct additional sub-group analyses. Patients who were deriving benefit could continue treatment with Acelarin. The additional analyses also indicated that achieving the primary objective was unlikely and the study was closed in June 2021.

Acelarin: Phase 3 clinical trial (NuTide:121)

A Phase 3 clinical trial, also known as the NuTide:121 trial, comparing Acelarin in combination with cisplatin to gemcitabine in combination with cisplatin as a first-line treatment for patients with locally advanced or metastatic biliary tract cancer was recently closed following the first pre-planned interim analysis.

NuTide:121 was a global, multi-center, randomized Phase 3 trial in approximately 125 sites across North America, Europe, Asia and Australia. Patients were randomized 1:1 and treated with either a combination of Acelarin (725 mg/m2) plus cisplatin (25 mg/m2) or the current standard of care regimen, gemcitabine (1,000 mg/m2) plus cisplatin (25 mg/m2). The dual primary endpoints of the trial were overall survival, or OS, and overall response rate, or ORR.

Three interim efficacy analyses, including two designed to support accelerated approval of Acelarin in the United States, were planned in addition to the final analysis. The first interim analysis was performed after 418 patients with measurable disease at baseline had been randomized and followed for 28 weeks. This analysis evaluated the ORR primary endpoint and also included a pre-planned futility analysis.

Following the first interim analysis, NuCana made the decision to discontinue the NuTide:121 trial based on the recommendations of the study’s Independent Data Monitoring Committee. Although a higher objective response rate, as assessed by Blinded Independent Central Review, was observed in the Acelarin plus cisplatin arm, this did not translate into an overall survival benefit. It was concluded that Acelarin plus cisplatin was unlikely to achieve the primary objective of demonstrating at least a 2.2-month improvement in OS as compared to gemcitabine plus cisplatin.

We plan to carefully review the data from this trial to determine future potential development pathways, if any, for Acelarin.

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

As part of our clinical development strategy, we are investigating the molecular profile of cancer cells with the aim of identifying patients who may receive the greatest benefit from our ProTides compared with the current nucleoside analog standards of care. We are working to identify and quantify key biomarkers relevant to NUC-3373, NUC-7738 and Acelarin, as well as to assess their predictive nature with regard to treatment. In addition, such assays may become relevant to our eventual commercial and reimbursement strategy by helping to pre-identify those patients for whom existing nucleoside analogs are unlikely to provide a significant benefit.

Manufacturing

We currently rely, and expect to continue to rely, on third-party contract manufacturing organizations, or CMOs, for the supply of clinical trial materials of NUC-3373, NUC-7738 and Acelarin, and any future product candidates under the current good manufacturing practices, or cGMP, specified by the FDA and other regulatory organizations. cGMP is a regulatory standard for the production of pharmaceuticals to be used in humans. In the future, we intend to also rely on our CMOs to produce sufficient commercial quantities of our ProTides, if approved. We source key materials from third parties, either directly from suppliers or indirectly through our CMOs. These raw materials are generally available from multiple vendors, which provides us with a robust and cost-effective supply chain.

Manufacturing of any product candidate is subject to extensive regulations that impose various procedural and documentation requirements governing recordkeeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others. We expect that all of our CMOs will manufacture NUC-3373, NUC-7738 and Acelarin under cGMP conditions and in compliance with any similar regulatory requirements outside the United States.

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

The most common methods of treating patients with cancer are surgery, radiation and drug therapy, including chemotherapy, hormone therapy, immunotherapy and targeted drug therapy. There are a variety of available drug therapies marketed for cancer, including many which are administered in combination to enhance efficacy. We believe that our product candidates, if approved, will principally face competition from other chemotherapies, immunotherapy and targeted drug therapies. In the field of chemotherapy, our competitors include companies that manufacture off-patent chemotherapies, including 5-FU, as well as companies that have developed new or improved chemotherapies.

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

As of March 31, 2022, we owned 893 granted patents (of which 20 are U.S. issued patents) and 337 pending patent applications (of which 22 are U.S. pending patent applications). Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include: Australia, Canada, China, Eurasia (in the form of a regional patent), Europe (in the form of a regional patent), Hong Kong, India, Israel, Japan, South Korea, Malaysia, Mexico, Philippines, Singapore and South Africa.

NUC-3373

We own 99 granted patents and four pending applications covering the composition of matter of NUC-3373, a genus around NUC-3373 and specific uses of NUC-3373. Those patents were granted in major territories, including the United States, Europe and Japan. These granted patents and patents arising from the pending applications, if issued, are expected to expire in 2032, excluding any patent term adjustments and any patent term extensions.

We own patent applications covering formulations of NUC-3373 (including those used in the clinical trials), methods of making NUC-3373, and specific uses of NUC-3373. These patents and patents arising from these pending applications are expected to expire in 2036, 2037 and 2038 excluding any patent term adjustments and any patent term extensions.

NUC-7738

We own 64 granted patents and 16 pending applications covering the composition of matter of NUC-7738, a genus around NUC-7738 and specific uses of NUC-7738. Patents directed to NUC-7738 have been granted in major jurisdictions, including U.S., Europe and Japan. These granted patents and patents arising from these pending applications, if issued, are expected to expire in 2035 excluding any patent term adjustments and any patent term extensions.

We own patent applications covering formulations of NUC-7738, methods of making NUC-7738, and specific uses of NUC-7738. Patents arising from these pending applications are expected to expire in 2036 and 2038 excluding any patent term adjustments and any patent term extensions.

Acelarin

We own 91 granted patents covering the composition of matter of our Acelarin product candidate. The patent claims are directed to the Acelarin product candidate and to a genus around that candidate. Acelarin was originally formed as a mixture of two diastereoisomers, both of which are biologically active, and each of these composition of matter patents covers Acelarin both as a single diastereoisomer and as a mixture of diastereoisomers. The composition of matter patents for Acelarin have been granted in major territories, including United States, Europe and Japan. These granted patents are expected to expire in 2024, excluding any patent term adjustments and any patent term extensions.

Additionally, we own 97 granted patents, as well as nine pending patent applications, directed towards Acelarin in single diastereoisomer form. A patent claiming the more soluble single diastereoisomer of Acelarin has been granted in the United States and Europe, and corresponding patent applications are pending in other major territories, including Japan. These granted patents and patents arising from the pending applications, if issued, are expected to expire in 2033 and 2035, excluding any patent term adjustments and any patent term extensions.

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

Collaboration and License Agreements

Cardiff University License

In August 2009, we entered into a research, collaboration and license agreement with Cardiff University and University College Cardiff Consultants Ltd., or Cardiff Consultants, which we refer to as the Cardiff Agreement. The Cardiff Agreement was renewed with an effective date of January 1, 2018 for an additional two years on substantially the same terms. In February 2020, we amended the Cardiff Agreement to expire at the end of 2020, which amendment afforded us (at our sole discretion) an option to extend the expiration for one additional year until the end of 2021, and for further periods thereafter upon written agreement by the parties. In December 2020, we further amended the Cardiff Agreement to expire at the end of 2021.

At the end of 2021, the Cardiff Agreement expired pursuant to its terms and we exercised our right under the Cardiff Agreement to extend the license of the ProTide-related intellectual property owned or controlled by Cardiff University as of the date of the Cardiff Agreement or owned or controlled by Cardiff University during the term of that Agreement, which we refer to as the Cardiff Intellectual Property, granted to NuCana under the Cardiff Agreement for a period of three months from the expiration of the Cardiff Agreement at the end of 2021 in order to continue evaluating additional ProTides generated under the Cardiff Agreement.

Prior to the expiration of the Cardiff Agreement, we collaborated pursuant to the Cardiff Agreement with Cardiff University in the design, synthesis, characterization and evaluation of phosphoramidate prodrugs, which we refer to as ProTides, based on certain nucleosides. We were responsible for funding certain work performed by Cardiff University and making other payments, which totaled £292,607 in 2019 and £175,052 in 2020, and £136,481 in 2021. Cardiff University and Cardiff Consultants, which is a holder of intellectual property developed by Cardiff University, have assigned to us all rights in the results of the research under the Cardiff Agreement.

Upon our completion of the evaluation of the ProTides, we had the right to select one or more of the evaluated ProTides as candidates for potential development of commercial products. At the end of March 2022, we notified Cardiff University and Cardiff Consultants our selected ProTides. Pursuant to the terms set out in the Cardiff Agreement, Cardiff University and Cardiff Consultants have granted us an exclusive worldwide license to use for all purposes the Cardiff intellectual property in respect of the nucleoside family of our selected ProTides. This license survives the expiration of the Cardiff Agreement. During the license period Cardiff University and Cardiff Consultants may not undertake any research for any competing third party on nucleoside families covered by the license where such research would make use of the Cardiff intellectual property, or to grant rights in the Cardiff intellectual property to any third party for use in connection with nucleosides covered by the licenses.

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

Cardiff ProTides Agreement

In October 2009, we entered into a license and collaboration agreement with Cardiff ProTides Ltd., or Cardiff ProTides, which agreement was subsequently amended and restated as an assignment, license and collaboration agreement in March 2012 and was further amended in May 2012, which we refer to as the ProTides Agreement. Under the ProTides Agreement, we collaborated with Cardiff ProTides in the discovery, drug design and in vitro screening of purine and pyrimidine-based nucleosides as potential drug candidates. We funded certain work at Cardiff ProTides, and Cardiff ProTides has assigned to us all rights in the results of its research under the ProTides Agreement. Cardiff ProTides also assigned to us patents related to certain compounds of interest, including with respect to Acelarin, and granted us an exclusive, worldwide license, including the right to grant sublicenses, to rights in and technical information related to certain unpatented compounds for all therapeutic, diagnostic, prognostic and prophylactic applications.

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

The ProTides Agreement expires, on a country-by-country basis, on the later of the expiration, invalidity, abandonment, lapsing or rejection of the last valid claim of an assigned patent or patent resulting from Cardiff ProTides’ research, or, if certain technical information licensed from Cardiff ProTides remains confidential or the product is covered by a period of data exclusivity, ten years from the date of first commercial sale of a product in such country. The ProTides Agreement may be sooner terminated on an uncured material breach, bankruptcy of a party or, by Cardiff ProTides, if we challenge, or assist in a challenge, of the validity or ownership of an assigned patent or patent resulting from Cardiff ProTides’ research, or fail to pay amounts payable under the ProTides Agreement. It may also be sooner terminated where sums payable by us remain unpaid for 45 days after we receive a notice from Cardiff ProTides that the relevant sums are overdue. Upon a termination of the ProTides Agreement, our license rights will terminate except where the breach results from certain breaches by Cardiff ProTides, in which case our license rights continue on a non-exclusive basis, subject to reduced payment obligations. Upon termination of the ProTides Agreement, including as a result of our breach, we will be under an obligation to assign back to Cardiff ProTides the patents which Cardiff ProTides originally assigned to us.

Government Regulation and Product Approval

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or the FD&C Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications, or NDAs, warning letters, voluntary product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

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

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the drug product may begin in the United States. The NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee (for example, for FY2022 this application fee exceeds $3.1 million). These fees are typically increased annually.

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

An NDA approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications as described in the application. Further, depending on the specific risk(s) to be addressed, the FDA may require that contraindications, warnings or precautions be included in the product labeling, require that post-approval trials, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the drug. Moreover, the FDA may prevent or limit further marketing of a product based on the results of post-marketing trials or surveillance programs. Once granted, product approvals may be withdrawn if compliance with regulatory requirements is not maintained or problems are identified following initial marketing or any time thereafter, and certain types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

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

Pediatric Information and Pediatric Exclusivity

Under the Pediatric Research Equity Act, or PREA, amendments to the FD&C Act, NDAs or supplements to NDAs must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The Food and Drug Administration Safety and Innovation Act, or FDASIA, enacted in 2012, made permanent PREA to require that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials or other clinical development programs. The FDA may grant full or partial waivers, or deferrals, for submission of pediatric data. The FDA Reauthorization Act of 2017 (FDARA) amended the FD&C Act to require pediatric investigations of drugs intended for treatment of an adult cancer if directed at a molecular target the FDA determines to be substantially relevant to the growth or progression of a pediatric cancer, unless the FDA waives or defers the requirement.

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

Certain countries outside of the United States have a process that requires the submission of a CTA much like an IND prior to the commencement of human clinical trials. In Europe, for example, a CTA must be submitted to the competent national health authority and to independent ethics committees in each country in which a company plans to conduct clinical trials. Once the CTA is approved in accordance with a country’s requirements, clinical trials may proceed in that country.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country, even though there is already some degree of legal harmonization in the E.U. member states resulting from the national implementation of underlying E.U. legislation. In all cases, the clinical trials are conducted in accordance with GCP and other applicable regulatory requirements. The Clinical Trials Regulation (Regulation (E.U.) 536/2014) will harmonize the assessment and supervision processes for clinical trials throughout the E.U. and when it comes in to force on January 31, 2022, it will repeal the existing E.U. Clinical Trials Directive (EC) 2001/20/EC and national legislation that was put in place to implement the Directive.

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

The United Kingdom formally left the European Union on January 31, 2020. At that time, UK legislation was updated via the Human Medicines Regulations (Amendment etc.) (E.U. Exit) Regulations 2019, or the Exit Regulations. The Exit Regulations updated the existing UK legislation by, for example, replacing references to EU databases and community marketing authorization with newly established UK databases and UK marketing authorizations. From January 1, 2021, E.U. pharmaceutical law has applied to the United Kingdom in respect of Northern Ireland only. UK pharmaceutical legislation moving forward will depend on negotiations between the United Kingdom and the European Union. The United Kingdom may elect to adopt the Swiss model; i.e., the UK would adopt E.U. pharmaceutical legislation into UK law so that UK medicines law shadows E.U. medicines legislation while it remains outside of both the European Union and the European Economic Area.

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

•

the federal transparency requirements under the Physician Payments Sunshine Act, created under the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or CHIP to report, on an annual basis, to the United States Department of Health and Human Services (“ HHS”) information related to payments and other transfers of value provided to physicians, teaching hospitals and certain advanced non-physician health care practitioners and physician ownership and investment interests; and

•

analogous state laws and regulations, such as state anti-kickback and false claims laws, that impose similar restrictions and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other health care providers; and state health information privacy and data breach notification laws, which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

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

Since the withdrawal of the United Kingdom from the European Union, the UK regulator, the Medicines and Healthcare products Regulatory Agency, or MHRA, has issued guidance on how to apply for Marketing Authorization. In addition, the MHRA has outlined the EC Decision Reliance Procedure, whereby the UK may rely on a decision taken by the EC on the approval of a new Marketing Authorization in the EU via the centralized procedure. When an EC Decision Reliance Procedure submission is made, the MHRA will aim to grant UK Marketing Authorization as soon as possible, and within 67 days at the latest.

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

In 2018, we were granted a European patent from the European Patent Office (EPO), EP 2955190, that covers the composition of matter of a small genus of phosphoramidate nucleotide compounds that includes sofosbuvir, sold under the brand name Sovaldi®, a leading drug for the treatment of hepatitis C sold by Gilead Sciences, Inc. Sofosbuvir and our drug Acelarin share a similar chemical structure, and sofosbuvir is covered by the claims in our patent, which predates Gilead’s patent on sofosbuvir by several years. Later in 2018, Gilead filed an Opposition to our patent at the EPO in an attempt to revoke it. In February 2021, the EPO Opposition Division disagreed with Gilead and upheld amended patent claims that cover sofosbuvir. We believe this decision is correct, and is a further confirmation of the ground-breaking work of our late Chief Scientific Officer, Professor Christopher McGuigan, as the creator of the ProTide prodrug strategy to deliver nucleotides for the treatment of patients with cancer or viral infections. However, we expect that Gilead will appeal the decision of the Opposition Division to the EPO Technical Boards of Appeal, and there can be no assurance as to the outcome of such an appeal. The Boards of Appeal could disagree with the Opposition Division, in whole or part, and revoke our patent, or agree with the Opposition Division and uphold our patent.

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

This litigation does not affect the patent protection on any of our product candidates, which are covered by separate patents that are not involved in this litigation.

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

COVID-19

In response to the COVID-19 pandemic, the majority of our employees continue to work from home with limited access to our offices.

During the early months of the pandemic, we announced that there was some temporary interruption to the enrollment of new patients in our ongoing clinical trials. In May 2020, we further announced that enrollment of new patients in our clinical trials had re-commenced. While we continue to evaluate the impact of COVID-19 on our operations, we believe that this pandemic will inevitably cause some delays to the timing of initiation and completion of our clinical trials. We continue to monitor the impact of COVID-19.

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

•	fees paid to consultants and other third parties who support our product candidate development;
•	costs of maintaining and defending patents;
•	other costs incurred in seeking regulatory approval of our product candidates; and
•	payments under our license agreements.

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

We track research and development expenses on a program-by-program basis for both clinical-stage and preclinical product candidates. Where appropriate, manufacturing and non-clinical research and development expenses are assigned or allocated to individual product candidates.

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

Unsurrendered tax losses are carried forward to be offset against future taxable profits. After accounting for tax credits receivable, there were accumulated tax losses for carry forward in the United Kingdom of £70.3 million as of December 31, 2021. There were also temporary differences on share-based compensation arrangements of £4.1 million. No deferred tax asset is recognized in respect of accumulated tax losses or temporary differences on share-based compensation arrangements because future profits are not sufficiently certain.

In the event we generate revenues in the future, we may benefit from the “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The effective rate of tax for relevant streams of revenue for companies receiving this relief is currently 10%.

Results of Operations

Comparison of Year Ended December 31, 2020 and 2021

The following table summarizes the results of our operations for the years ended December 31, 2020 and 2021.

	Year ended December 31,
	2021	2020
	(in thousands)
Research and development expenses	£(36,834)	£(25,899)
Administrative expenses	(8,529)	(7,050)
Impairment of intangible assets	(2,809)	—
Net foreign exchange gains (losses)	267	(3,472)
Operating loss	(47,905)	(36,421)
Finance income	103	246
Loss before tax	(47,802)	(36,175)
Income tax credit	7,269	5,493
Loss for the year	(40,533)	(30,682)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	5	(12)
Total comprehensive loss for the year	£(40,528)	£(30,694)

Research and Development Expenses

Research and development expenses were £36.8 million for the year ended December 31, 2021 as compared to £25.9 million for the year ended December 31, 2020, an increase of £10.9 million. The increase resulted primarily from higher expenses incurred related to clinical trials of £20.4 million in 2021, compared with £12.5 million in 2020. Manufacturing costs in 2021 were £3.3 million compared to £3.2 million in 2020. Patent costs increased by £1.3 million in 2021 compared with 2020 primarily due to higher patent defense activity. Other research and development costs increased in 2021 by £1.6 million primarily due to higher personnel costs and share-based payment expenses incurred during the year, partially offset by lower non-clinical costs. The following table gives a breakdown of the research and development costs incurred by product for the years ended December 31, 2020 and 2021:

	Year ended December 31,
	2021	2020
	(unaudited) (in thousands)
Acelarin	£22,800	£13,927
NUC-3373	7,303	6,305
NUC-7738	4,029	3,746
Other	2,702	1,921
	£36,834	£25,899

Administrative Expenses

Administrative expenses were £8.5 million for the year ended December 31, 2021 as compared to £7.1 million for the year ended December 31, 2020, an increase of £1.4 million. The increase was primarily related to higher insurance, professional fees and share-based payment expenses.

Impairment of Intangible Assets

On March 2, 2022 we announced that the Phase 3 clinical trial of Acelarin for patients with advanced biliary tract cancer was being discontinued following a pre-planned futility analysis by the trial’s Independent Data Monitoring Committee (“IDMC”). Management concluded that this was an indication of impairment and hence reviewed the assets associated with both the clinical trial and Acelarin. Based on this review, an impairment charge of £2.8 million was recognized, representing the full aggregate carrying value of the patents relating to Acelarin as at December 31, 2021. The announcement is an adjusting event, as the data that supported the recommendation of the IDMC to discontinue the clinical trial existed at December 31, 2021, although this data had not been compiled, analyzed or communicated to the IDMC at that time.

Net Foreign Exchange Gains (Losses)

For the year ended December 31, 2021, we reported a net foreign exchange gain of £0.3 million as compared to a net foreign exchange loss of £3.5 million for the year ended December 31, 2020. In 2021 the gain primarily arose from cash balances held in U.S. dollars and the U.S. dollar appreciating relative to the U.K. pound sterling and conversely in 2020 the loss arose from cash balances held in U.S. dollars and the U.S. dollar depreciating relative to the U.K. pound sterling.

Finance Income

Finance income represents bank interest and was £0.1 million for the year ended December 31, 2021 and £0.2 million for the year ended December 31, 2020.

Income Tax Credit

The income tax credit, which is largely comprised of research and development credits, amounted to £7.3 million for the year ended December 31, 2021 and £5.5 million for the year ended December 31, 2020.

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

As of December 31, 2021 and December 31, 2020, we had cash and cash equivalents of £60.3 million and £87.4 million, respectively. We do not currently have any approved products and have never generated any revenue from product sales. To date we have financed our operations primarily through the issuances of our equity securities.

In October 2018, we entered into an “at-the-market” (ATM) sales agreement with Cowen and Company, LLC, or Cowen, pursuant to which we may sell from time to time, ADSs having an aggregate offering price of up to $100.0 million through Cowen, acting as our agent. Sales of our ADSs pursuant to this ATM program are subject to certain conditions specified in the sales agreement. Sales under the ATM program are registered on a shelf registration statement on Form F-3 that we filed with the SEC in October 2018, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $400.0 million of our securities, inclusive of our ADSs sold under the ATM program. During 2020, we sold and issued 774,511 ADSs, representing 774,511 ordinary shares, under the ATM program, raising gross proceeds of £3.7 million. The ATM sales agreement with Cowen was terminated in August 2021.

In August 2021, we entered into an “at-the-market” (ATM) sales agreement with Jefferies LLC, or Jefferies, pursuant to which we may sell from time to time, ADSs having an aggregate offering price of up to $100.0 million through Jefferies, acting as our agent. Sales of our ADSs pursuant to this ATM program are subject to certain conditions specified in the sales agreement. In connection with entering into the agreement with Jefferies, we terminated the 2018 ATM sales agreement between us and Cowen and Company, LLC. Sales under the ATM program are registered on a shelf registration statement on Form F-3 that we filed with the SEC in August 2021, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $400.0 million of our securities, inclusive of our ADSs sold under the ATM program. We did not sell or issue any ADSs under the ATM program in 2021.

Cash Flows

The following table summarizes the results of our cash flows for the years ended December 31, 2020 and 2021.

	Year ended December 31,
	2021	2020
	(in thousands)
Net cash used in operating activities	£(23,824)	£(21,619)
Net cash used in investing activities	(3,561)	(1,313)
Net cash (used in) from financing activities	(98)	61,800
Net (decrease) increase in cash and cash equivalents	£(27,483)	£38,868

Operating activities. Net cash used in operating activities was £23.8 million in 2021 as compared to £21.6 million in 2020, reflecting a net increase in cash outflows of £2.2 million. Operating loss cash flows were higher by £10.1 million in 2021, primarily reflecting higher research and development costs. The increase in operating loss cash flows was offset by working capital inflows of £4.1 million in 2021 as compared to working capital inflows of £1.9 million in 2020. Also, tax refunds of £9.9 million were received in 2021 compared to £4.2 million in 2020.

Investing activities. Net cash used in investing activities was £3.6 million in 2021 as compared with £1.3 million in 2020, reflecting a net increase in outflows of £2.3 million. Interest received in 2021 was £0.1 million compared with £0.3 million in 2020, a decrease of £0.2 million. In 2021, cash used to acquire property, plant and equipment was lower by £0.3 million than in 2020, and cash used to acquire intangible assets was £0.3 million lower. 2021 included payments for other non-current assets of £2.6 million with no similar payments in 2020.

Financing activities. Net cash used in financing activities was £0.1 million in 2021 as compared to £61.8 million from financing activities in 2020. In 2021 the Company generated net proceeds from the issue of share capital on exercise of share options of £0.2 million, as compared to £62.1 million in 2020, which included proceeds from the follow-on public offering in September 2020.

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

Contractual Obligations

The following table summarizes our contractual lease commitments and obligations as of December 31, 2021.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Operating lease obligations	£385	£216	£169	—	—
Total	£385	£216	£169	—	—

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

Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our clinical trials, preclinical programs and other related activities;
•	the extent of success in our early preclinical and clinical stage research programs, which will determine the amount of funding required to further the development of our product candidates;
•	the progress that we make in developing new product candidates based on our proprietary ProTide technology;
•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;
•	the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;
•	the outcome, timing and cost of regulatory approvals of our ProTide product candidates;
•	the cost and timing of establishing sales, marketing and distribution capabilities;
•	the costs associated with hiring additional skilled employees to support our continued growth and the related costs of leasing additional office space; and
•	developments related to COVID-19 and its impact on the costs and timing associated with the conduct of our clinical trials, preclinical programs and other related activities.
C.	[Reserved]
D.	[Reserved]
E.	Critical Accounting Estimates

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

Recognition of Clinical Trial Expenses

As part of the process of preparing our consolidated financial statements, we may be required to estimate accrued or prepaid expenses related to our clinical trials. In order to obtain reasonable estimates, we review open contracts and master service agreements. In addition, we communicate with applicable personnel in order to identify services that have been performed, but for which we have not yet been invoiced, and services not yet performed for which we have been invoiced in advance. In most cases, our vendors provide us with monthly invoices in arrears for services performed. However, for certain clinical trial expenses, particularly pass-through costs for activities at clinical trial investigator sites, management applies judgement in determining the services performed and estimating the costs incurred. The following are examples of our accrued expenses:

•	fees paid to CROs for services performed on clinical trials; and
•	pass-through costs for activities at clinical trial investigator sites.

Accruals for clinical trial expenses, including estimated amounts recognized consistent with the above policy, were £7.2 million at December 31, 2021.

Prepayments for clinical trial expenses, including estimated amounts recognized consistent with the above policy, were £1.5 million at December 31, 2021.

Recognition of Contracted Manufacturing Expenses

As part of the process of preparing our consolidated financial statements, we may be required to estimate accrued or prepaid expenses related to our contracted manufacturing expenses. In order to obtain reasonable estimates, we review open contracts and master service agreements. In addition, we consult with applicable personnel in order to identify services that have been performed and which have not yet been invoiced, and services not yet performed for which we have been invoiced in advance. Management applies judgement in determining the services performed and estimating the costs incurred.

Accruals for contracted manufacturing expenses, including estimated amounts recognized consistent with the above policy, were £0.1 million at December 31, 2021.

Prepayments for contracted manufacturing expenses, including estimated amounts recognized consistent with the above policy, were £0.1 million at December 31, 2021.

Share-Based Payments

We award share options to certain of our employees, directors and consultants as part of their compensation. All of these compensation arrangements are settled in equity at a predetermined price and generally vest over a period of three to four years. If we determine, and at our discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value. All share options have a term of 10 years before expiration, however RSU-style options granted under the 2020 Long Term Incentive Plan automatically exercise upon vesting and thus the 10-year expiration term is not applicable. We measure share-based awards at the grant date based on the fair value of the award and we recognize it as a compensation expense over the vesting period with a corresponding increase in reserves. We determine the fair value of our share options using the Black-Scholes option-pricing model.

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

As a privately held company prior to completing our IPO, our share price does not have sufficient historical volatility for us to adequately assess the fair value of all share option grants. As a result, for options with an expected life of greater than four years, the underlying expected volatility was determined by using the historical volatility of similar listed entities as a proxy, whereas options granted with an estimated life of four years or less have been valued using the Company’s own historical volatility rates. Based on this analysis, it was concluded that a volatility range of 79.60% to 87.66% for options granted in 2021 (2020: 76.59% to 87.21%; 2019: 69.05% to 70.14%) was appropriate for the valuation of our share options.

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

During 2021, we issued share options on January 13, February 10, August 11, September 15, and December 15.  The fair value of these share options has been calculated using the Black-Scholes option pricing model.

The following table summarizes, by grant date, the number of ordinary shares subject to options granted between January 1, 2019 and December 31, 2021, the per share purchase or exercise prices, the fair value of the ordinary shares on the dates of grant, and the estimated fair value per option utilized to calculate share-based payment expense.

Grant date	Number of options granted	Exercise price per share	Fair value of ordinary share at grant date	Estimated fair value per option
Mar 13, 2019	120,750	£10.13	£10.13	£5.46
May 15, 2019	967,400	£11.26	£11.26	£6.07
Sept 11, 2019	114,000	£7.79	£7.79	£4.22
June 10, 2020	2,186,780	£4.78	£4.78	£2.76
Sept 9, 2020	398,859	£0.04	£4.28	£4.24
Dec 9, 2020	80,000	£3.48	£3.48	£2.10
Jan 13, 2021	200,000	£3.92	£3.92	£2.37
Feb 10, 2021	428,888	£0.04	£4.53	£4.49
Feb 10, 2021	872,775	£4.53	£4.53	£2.74
Aug 11, 2021	430,000	£1.57	£1.57	£0.95
Sept 15, 2021	744,550	£0.04	£1.71	£1.67
Sept 15, 2021	1,488,700	£1.71	£1.71	£1.04
Dec 15, 2021	165,000	£1.72	£1.72	£1.05

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

Recent Accounting Pronouncements

The International Accounting Standards Board, or IASB, and International Financial Reporting Interpretations Committee, or IFRIC, have issued the following standards and amendments with an effective date after December 31, 2021.

Effective Date
Amendments to IFRS 3 – Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37 – Onerous Contracts: Costs of Fulfilling a Contract	January 1, 2022
Annual Improvement Cycle 2018-2020 – IFRS 1 – First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter	January 1, 2022
Annual Improvement Cycle 2018-2020 – IFRS 9 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities	January 1, 2022
Annual Improvement Cycle 2018-2020 – IAS 41 Agriculture – Taxation in fair value measurements	January 1, 2022
IFRS 17 Insurance Contracts	January 1, 2023
Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current	January 1, 2023
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 – Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

We have reviewed the above standards and amendments and consider that they either do not apply to us or will not have a material impact in future periods.

See Note 2 “Significant Accounting Policies” of the notes to our audited consolidated financial statements for the year ended December 31, 2021 included elsewhere in this Annual Report for more information.

F.	[ Reserved]
G.	[Reserved]
H.	Non-GAAP Financial Measures

Not Applicable.

Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and directors:

Name	Age	Position
Executive Officers
Hugh Griffith	54	Chief Executive Officer and Director
Donald Munoz	53	Chief Financial Officer
Jeffrey Bloss	65	Chief Medical Officer
David Harrison	62	Head of Translational Studies
Non-Executive Directors
Andrew Kay	66	Non-Executive Director and Chairman
James Healy (1)	57	Non-Executive Director
Martin Mellish	64	Non-Executive Director
Adam George	52	Non-Executive Director
Cyrille Leperlier	68	Non-Executive Director
Elliott Levy	63	Non-Executive Director
Bali Muralidhar	42	Non-Executive Director
(1)	Dr. Healy will no longer serve as a member of our board of directors as of April 27, 2022.

Executive Officers

Hugh Griffith is our co-founder and has served as our Chief Executive Officer and as a member of our board of directors since our operations began in March 2008. In addition, he currently serves as a non-executive director of Thirty Holdings Limited, EdixoMed Limited and MedAnnex Limited. Prior to founding NuCana, Mr. Griffith was Chief Operating Officer of Bioenvision, Inc., a biopharmaceutical company, from July 2004 until December 2007, when it was acquired by Genzyme Corporation (now Sanofi). He previously served as Commercial Director of Bioenvision, Inc. from September 2002 to June 2004. Before that, Mr. Griffith held several senior commercial positions at Quantanova Limited, a biopharmaceutical company, from January 2002 to July 2002, Abbot Laboratories (now AbbVie Inc.) from October 1995 to December 2001 and Warner-Lambert Company (now Pfizer Inc.) from April 1992 to October 1995. He currently serves on the advisory board of the Scottish Lifesciences Association. In 2018, Mr. Griffith received a lifetime achievement award for ‘Outstanding Contribution to Life Sciences’ by the Scottish Government. Mr. Griffith is a named inventor on over 398 patents and over 300 pending patent applications. He received an M.B.A. from Cardiff Business School and a B.Sc. Honours in Biology from the University of Stirling. We believe that Mr. Griffith possesses specific attributes that qualify him to serve as a member of our board of directors, including the perspective and experience he brings as our Chief Executive Officer, which provides historic knowledge of our company, operational expertise and continuity to our board of directors, and his significant experience in the biopharmaceutical industry in positions including chief executive officer, chief operating officer and executive director.

Donald Munoz has served as our Chief Financial Officer since October 2015. Mr. Munoz has served as Director of Enterin, Inc. since April 2021. Prior to joining NuCana, Mr. Munoz served as Group Chief Financial Officer of NOXXON Pharma AG (now NOXXON Pharma N.V.), a biopharmaceutical company, from September 2014 to September 2015. Before that, he was Head of Investment Banking at Summer Street Research Partners, an investment banking and institutional securities firm focused exclusively on healthcare, from August 2012 to September 2014. Mr. Munoz previously served as a Managing Director leading the medical technology investment banking franchises at Cowen and Company, LLC from 2009 to 2011 and Leerink Partners LLC from 2005 to 2009. Prior to that, he spent approximately ten years in the healthcare investment banking group at Alex. Brown & Sons and its successor, Deutsche Bank Securities. Mr. Munoz received an M.B.A. in Finance and Accounting from Columbia Business School and a B.A. from Dartmouth College.

Jeffrey Bloss, M.D., has served as our Chief Medical Officer since August, 2021. In addition, he has over 20 years of leadership experience in oncology at multiple biopharmaceutical companies. Immediately prior to joining NuCana, Dr. Bloss served as Chief Medical Officer of Tarveda Therapuetics a venture-backed clinical stage oncology company from August 2018 to August 2021. Prior to Tarveda, Dr. Bloss was Chief Medical Officer and Senior Vice President, Medical Affairs at Aegerion Pharmaceuticals from June 2017 to August 2018. Dr. Bloss completed his Residency in Obstetrics & Gynecology at Wilford Hall USAF Medical Center and his Fellowship in Gynecologic Oncology at the University of California, Irvine. Dr. Bloss received his M.D. from Thomas Jefferson University Medical College and B.S. from Juniata College.

David Harrison, M.D., has served as our Head of Translational Studies since December 2017. From February 2019 Dr. Harrison has been a Director and research team leader at iCAIRD University where he researches artificial intelligence relevant to radiology and pathology. Dr. Harrison has served as Chair of the Government advisory committee relating to cancer for the Public England Committee Carcinogenicity, since May 2015. Dr. Harrison has been a Director of Research & Development at Beneox Ltd, a dietary supplement supplier, since April 2014.  In addition, Dr. Harrison has served as a professor of Pathology at the University of St. Andrews, since May 2012. Dr. Harrison completed his fellowship in Pathology at the Royal College of Pathologists, London, and received his M.D. and a Bachelor of Medicine and Surgery from the University of Edinburgh.

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

James Healy, M.D., Ph.D. has served as a member of our board of directors since March 2014. Dr. Healy has been a General Partner of Sofinnova Investments (formerly Sofinnova Ventures) since 2000, and currently serves as a director of Ascendis Pharma A/S (Nasdaq: ASND), Bolt Therapeutics, Inc. (Nasdaq:  BOLT), Coherus BioSciences, Inc. (Nasdaq: CHRS), Karuna Therapeutics, Inc. (Nasdaq:  KRTX), Natera, Inc. (Nasdaq: NTRA), ObsEva SA (Nasdaq: OBSV) and Y-mAbs Therapeutics, Inc. (Nasdaq: YMAB) and two private companies. Previously, he served as a board member of Amarin Corporation, Auris Medical Holding AG, Edge Therapeutics, Inc., Hyperion Therapeutics, Inc., InterMune, Inc., Iterum Therapeutics PLC, Anthera Pharmaceuticals, Inc., Durata Therapeutics, Inc., CoTherix, Inc., Movetis NV and several private companies. Dr. Healy holds an M.D. and a Ph.D. in Immunology from Stanford University School of Medicine and a B.A. in Molecular Biology and Scandinavian Studies from the University of California, Berkeley. We believe that Dr. Healy possesses specific attributes that qualify him to serve as a member of our board of directors, including extensive experience in biomedical research, development and finance. Dr. Healy will no longer serve as a member of our board of directors as of April 27, 2022.

Martin Mellish has served as a member of our board of directors since December 2009. Mr. Mellish has served as founding director of Aspen Advisory Services Ltd., a London-based private office responsible for the administration of investments in North America, Europe and Asia, since 1994. Mr. Mellish also serves as a non-executive Chairman of Spectral MD Holdings Ltd., (London AIM:SMD), a company developing a medical Artificial Intelligence technology for the evaluation of acute burn and chronic diabetic wounds. Mr. Mellish is also director and Chairman of the Audit Committee of Levitronix Technologies Inc., a technology company, handling high-purity fluids for the semiconductor and life science industries. Mr. Mellish is also a member of the International Advisory Council of the Massachusetts General Hospital (MGH), Boston. Mr. Mellish holds an M.Sc. from the Master of Health Care Delivery Science program at Dartmouth’s Geisel School of Medicine and Tuck School of Business; an SM (Management) from the Massachusetts Institute of Technology and an M.Sc. (Accounting) from Northeastern University. We believe that Mr. Mellish possesses specific attributes that qualify him to serve as a member of our board of directors, including his significant experience in accounting and finance.

Adam George has served as a member of our board of directors since April 2018. Mr. George served as GW Pharmaceutical's UK Managing Director from March 2017 to December 2020, Company Secretary from September 2007 to December 2020, Chief Financial Officer from 2012 to March 2017, and Financial Controller from 2007 to 2012. GW Pharmaceuticals is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. In addition, Mr. George has served as chairman of the board of directors and chief executive officer of Psi Pharmaceuticals Ltd since December 2021 and as a member of the board of directors of Beckley Psytech Ltd since June 2021.  Before joining GW Pharmaceuticals, Mr. George held several senior finance roles within both public and private companies. Mr. George holds a BSc. in Biology from Bristol University and is a Chartered Accountant. He also serves as Chairman of NuCana's Audit Committee. We believe that Mr. George possesses the specific attributes that qualify him to serve as a member of our board of directors, including significant management experience in the biopharmaceutical industry at both public and private companies.

Cyrille Leperlier, M.D. has served as a member of our board of directors since May 2018. He brings to NuCana over 30 years of experience in the pharmaceutical and biotechnology industry. Dr. Leperlier also served as an operational investor with Jeito Capital and has served as the Chief Executive Officer of Divlal SAS since June 2020. From 2009 to 2016, Dr. Leperlier also served as Vice President of Medical Assessment for Corporate Strategy for Sanofi's Corporate Business Development and M&A Group, where, among other transactions, he was deeply involved in Sanofi's acquisition of Genzyme. Prior to this role, Dr. Leperlier served at Sanofi as Medical Director in Japan from 2007 to 2009 and Head of Medical Affairs, International Region from 2004 to 2007. Before joining Sanofi, Dr. Leperlier was Medical Director and Global Head of Clinical Development at Rhone Poulenc Rorer and previously worked for Takeda in a variety of operational and medical affairs roles. Dr. Leperlier received an M.D. from the University of Paris, Saint-Antoine School of Medicine and a Master in Human Biology (major in physiology) from the Medical University of Paris. He is a recognized expert in oncology drug development, strategic portfolio prioritization, and business development, with extensive leadership experience at a number of global biotechnology and pharmaceutical companies. We believe that Dr. Leperlier possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in global drug development and marketing.

Elliott Levy, M.D. has served as a member of our board of directors since November 2021.  Dr. Levy has been a Senior Vice President of Research & Development, Strategy and Operations of Amgen Inc., a biotechnology firm from June 2020 to May 2021. Prior to June 2020, Dr. Levy was also a Senior Vice President of Global Development at Amgen Inc. Dr. Levy is currently on the board of directors at Omega Therapeutics, Inc. (Nasdaq: OMGA), and serves as CEO of Intrepid Alliance, Inc., a non-profit whose objective is to facilitate the development of small molecule therapeutics for future pandemic agents. Dr. Levy serves as a strategic advisor and member of the Scientific Advisory Board of LianBio (Nasdaq: LIAN), and is a venture partner of 5AM Ventures, an early stage venture firm. Dr. Levy has 24 years’ experience in the clinical development and regulatory approval of investigational medicines in the biopharmaceutical industry. Dr. Levy holds an M.D. from the Yale School of Medicine and a B.A. in History from Yale College. We believe that Dr. Levy possesses specific attributes that qualify him to serve as a member of our board of directors, including extensive experience in clinical development and regulatory approval of investigational medicines in the biopharmaceutical industry.

Bali Muralidhar, M.D., Ph.D. has served as a member of our board of directors since October 2020. Dr. Muralidhar is a Managing Partner at Abingworth LLP, or Abingworth, a transatlantic investment group dedicated to life sciences. Prior to joining Abingworth, Dr. Muralidhar was a senior partner at MVM Partners LLP, or MVM, from November 2012 to March 2019. He represents Abingworth on the boards of Exicure Inc. (Nasdaq: XCUR), Spruce Biosciences (Nasdaq: SPRB), Reneo Pharmaceuticals and Anjarium Biosciences. Prior to MVM, he was a member of Bain Capital LP’s leveraged buyout team, focusing on healthcare from April 2011 to November 2012. Dr. Muralidhar previously served on the supervisory board of Valneva SE, a French biotechnology company traded on Euronext and Wilson Therapeutics traded in Nasdaq OMX. Dr. Muralidhar earned a degree in clinical medicine from the University of Oxford and has a Ph.D. in translational cancer research from the MRC Cancer Cell Unit, University of Cambridge. We believe Dr. Muralidhar possesses specific attributes that qualify him to serve as a member of our board of directors, including his investment experience in the healthcare.

Departure of Director

On April 25, 2022, Dr. Healy notified the Company of his intent to depart the board of directors and its Remuneration Committee and Nominations Committee effective as of April 27, 2022. Dr. Healy’s departure did not result from any disagreement with the Company or its auditors regarding any matter related to the Company’s operations, policies or practices.

B.	Compensation

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our directors and members of management for services in all capacities to us and our subsidiaries for the year ended December 31, 2021, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2021 to provide pension, retirement or similar benefits to, our directors and members of the executive management board.

Directors’ and Executive Officers’ Compensation

Directors’ Compensation

For the year ended December 31, 2021, the table below sets forth the compensation paid to our directors, and, in the case of Mr. Griffith, reflects the compensation paid for services as our Chief Executive Officer.

Year Ended December 31, 2021 Directors’ Compensation (1)

Name	Salary/Fees	Annual Bonus	Benefit Excluding Pension (2)	Pension Benefit (3)	Total
	£	£	£	£	£
Hugh Griffith
Executive Director
Chief Executive Officer	531,193	318,716	3,506	53,119	906,534
Andrew Kay
Chairman and Non-Executive Director	58,860	—	—	—	58,860
James Healy
Non-Executive Director	44,653	—	—	—	44,653
Martin Mellish
Non-Executive Director	38,299	—	—	—	38,299
Rafaèle Tordjman (4)
Former Non-Executive Director	24,663	—	—	—	24,663
Adam George
Non-Executive Director	45,574	—	—	—	45,574
Bali Muralidhar
Non-Executive Director	42,840	—	—	—	42,840
Cyrille Leperlier
Non-Executive Director	38,299	—	—	—	38,299
Elliott Levy (5)
Non-Executive Director	6,383	—	—	—	6,383

(1)	For the year ended December 31, 2021, the majority of compensation was set and paid in pounds sterling (£).
(2)	The amount for benefits represents our contribution to medical insurance.
(3)	The amount for pension benefit represents our contribution into a money purchase plan.

(4)      Rafaèle Tordjman retired after 9 years of service from the board on September 28, 2021.

(5)      Elliott Levy was appointed to the board on November 1, 2021.

Executive Officers’ Compensation

The compensation for each of our executive directors and executive officers is comprised of the following elements: base salary, annual bonus, personal benefits and pension or 401(k) plan. In the year ended December 31, 2021, one executive officer also received a joining incentive payment. The total amount of compensation paid and benefits in kind granted to our executive officers, whether or not a director, for the year ended December 31, 2021 was £2.0 million.

Bonus Plans

Our executive officers and directors are eligible for an annual bonus at the discretion of the Remuneration Committee. Bonus awards are reviewed at the end of each calendar year and any such awards are determined by the performance of the individual and the company as a whole based upon the achievement of strategic objectives set at the beginning of the year.

Outstanding Equity Awards, Grants and Option Exercises

During the year ended December 31, 2021, options to purchase 3,597,538 ordinary shares were awarded to executive officers and non-executive directors.

	Type of		Nominal	Exercise	First date of
Name	Plan(1)	Granted	value	price	exercise (2)	Date of expiry
Directors and Executive Officers
Hugh Griffith	2020 Long Term Incentive Plan	393,850	£0.04	£4.53	Feb 10, 2022	Feb 10, 2031
	2020 Long Term Incentive Plan	196,925	£0.04	£0.04	Feb 10, 2022	Feb 10, 2031
	2020 Long Term Incentive Plan	815,800	£0.04	£1.71	Sept 15, 2022	Sept 15, 2031
	2020 Long Term Incentive Plan	408,000	£0.04	£0.04	Sept 15, 2022	Sept 15, 2031
Donald Munoz	2020 Long Term Incentive Plan	130,075	£0.04	£4.53	Feb 10, 2022	Feb 10, 2031
	2020 Long Term Incentive Plan	65,038	£0.04	£0.04	Feb 10, 2022	Feb 10, 2031
	2020 Long Term Incentive Plan	251,400	£0.04	£1.71	Sept 15, 2022	Sept 15, 2031
	2020 Long Term Incentive Plan	125,800	£0.04	£0.04	Sept 15, 2022	Sept 15, 2031
David Harrison	2020 Long Term Incentive Plan	25,000	£0.04	£4.53	Feb 10, 2022	Feb 10, 2031
	2020 Long Term Incentive Plan	12,500	£0.04	£0.04	Feb 10, 2022	Feb 10, 2031
	2020 Long Term Incentive Plan	35,000	£0.04	£1.71	Sept 15, 2022	Sept 15, 2031
	2020 Long Term Incentive Plan	17,500	£0.04	£0.04	Sept 15, 2022	Sept 15, 2031
Jeffrey Bloss	2020 Long Term Incentive Plan	400,000	£0.04	£1.57	Aug 11, 2022	Aug 11, 2031
Non-Executive Directors
James Healy	2020 Long Term Incentive Plan	23,100	£0.04	£4.53	Feb 10, 2022	Feb 10, 2031
	2020 Long Term Incentive Plan	11,550	£0.04	£0.04	Feb 10, 2022	Feb 10, 2031
	2020 Long Term Incentive Plan	29,700	£0.04	£1.71	Sept 15, 2022	Sept 15, 2031
	2020 Long Term Incentive Plan	14,850	£0.04	£0.04	Sept 15, 2022	Sept 15, 2031
Martin Mellish	2020 Long Term Incentive Plan	23,100	£0.04	£4.53	Feb 10, 2022	Feb 10, 2031
	2020 Long Term Incentive Plan	11,550	£0.04	£0.04	Feb 10, 2022	Feb 10, 2031
	2020 Long Term Incentive Plan	29,700	£0.04	£1.71	Sept 15, 2022	Sept 15, 2031
	2020 Long Term Incentive Plan	14,850	£0.04	£0.04	Sept 15, 2022	Sept 15, 2031
Rafaèle Tordjman	2020 Long Term Incentive Plan	23,100	£0.04	£4.53	Feb 10, 2022	Feb 10, 2031
	2020 Long Term Incentive Plan	11,550	£0.04	£0.04	Feb 10, 2022	Feb 10, 2031
Adam George	2020 Long Term Incentive Plan	23,100	£0.04	£4.53	Feb 10, 2022	Feb 10, 2031
	2020 Long Term Incentive Plan	11,550	£0.04	£0.04	Feb 10, 2022	Feb 10, 2031
	2020 Long Term Incentive Plan	29,700	£0.04	£1.71	Sept 15, 2022	Sept 15, 2031
	2020 Long Term Incentive Plan	14,850	£0.04	£0.04	Sept 15, 2022	Sept 15, 2031
Cyrille Leperlier	2020 Long Term Incentive Plan	23,100	£0.04	£4.53	Feb 10, 2022	Feb 10, 2031
	2020 Long Term Incentive Plan	11,550	£0.04	£0.04	Feb 10, 2022	Feb 10, 2031
	2020 Long Term Incentive Plan	29,700	£0.04	£1.71	Sept 15, 2022	Sept 15, 2031
	2020 Long Term Incentive Plan	14,850	£0.04	£0.04	Sept 15, 2022	Sept 15, 2031
Bali Muralidhar	2020 Long Term Incentive Plan	23,100	£0.04	£4.53	Feb 10, 2022	Feb 10, 2031
	2020 Long Term Incentive Plan	11,550	£0.04	£0.04	Feb 10, 2022	Feb 10, 2031
	2020 Long Term Incentive Plan	29,700	£0.04	£1.71	Sept 15, 2022	Sept 15, 2031
	2020 Long Term Incentive Plan	14,850	£0.04	£0.04	Sept 15, 2022	Sept 15, 2031
Andrew Kay	2020 Long Term Incentive Plan	200,000	£0.04	£3.92	Jan 13, 2022	Jan 13, 2031
Elliott Levy	2020 Long Term Incentive Plan	90,000	£0.04	£1.72	Dec 15, 2022	Dec 15, 2031

(1)	Options granted to Rafaèle Tordjman in 2021 have been forfeited.
(2)	Further details of the 2020 Long Term Incentive Plan are given on pages 115 – 116.

(3)

Options granted will vest if the option holder remains under their respective employment contract or contract of services for the agreed vesting period. The share options granted under these plans will vest equally over a period of four years.

As of December 31, 2021, our executive officers and directors held options to purchase 7,792,092 ordinary shares.

We periodically grant share options to employees, directors and consultants to enable them to share in our successes and to reinforce a corporate culture that aligns their interests with that of our shareholders. During the year ended December 31, 2021, we granted options to purchase 3,597,538 ordinary shares to our executive officers and non-executive directors. During the year ended December 31, 2021, we granted options to purchase 732,375 ordinary shares to 31 employees and consultants who are not directors or executive officers.

Pension, Retirement and Similar Benefits

For the year ended December 31, 2021, we and our subsidiaries contributed a total of £77,074 into money purchase plans to provide pension, retirement or similar benefits to our executive officers and directors.

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

Equity Compensation Plans

As of December 31, 2021, we have granted options to purchase our shares under four share option schemes, which are summarized in this section.

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

As of December 31, 2021, we had granted options to purchase 1,032,500 ordinary shares to directors, employees and consultants under the 2009 Share Option Scheme. 10,000 of these options lapsed before December 31, 2021 and 1,022,500 were exercised by December 31, 2021, which includes 437,500 exercised in 2021. There are no remaining options under the 2009 Share Option Scheme.

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

If an option holder dies, his or her personal representatives may exercise his or her options within a period ending on the earlier of (i) the expiry of 12 months after the date of death, and (ii) 5 p.m. on the day before the 10th anniversary of the grant of the option, only to the extent that any exercise conditions have been met at the time of death. Failing such exercise, the deceased option holder’s options shall lapse.

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

As of December 31, 2021, we had granted options to purchase 1,908,935 ordinary shares to directors and employees under the 2012 Share Option Scheme. Of these, options to purchase 105,188 shares have been cancelled by December 31, 2021. Options to purchase 37,500 shares were exercised in 2016, 42,500 options to purchase were exercised in 2018, 32,500 options to purchase were exercised in 2020 and 549,999 options to purchase were exercised in 2021. The remaining options to purchase 1,141,248 shares have vested and are exercisable.

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

If an option holder dies, his personal representatives may exercise his options within a period ending on the earlier of (i) the expiry of 12 months after the date of death, and (ii) 5 p.m. on the day before the 10th anniversary of the grant of the option, only to the extent that any exercise conditions have been met at the time of death. Failing such exercise, the deceased option holder’s options shall lapse.

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

As of December 31, 2021, we had granted options to purchase 5,638,435 ordinary shares to directors and employees under the 2016 Share Option Scheme. Options to purchase 92,312 shares were exercised by December 31, 2018, and a further 23,437 options were exercised in 2019. Of the remaining options granted under this scheme, 2,917,776 had vested at December 31, 2021, 562,875 had been forfeited or cancelled, and the remaining 2,042,035 are unvested.

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

If an option holder dies, his personal representatives may exercise his options within a period ending on the earlier of (i) the expiry of 12 months after the date of death, and (ii) 5 p.m. on the day before the 10th anniversary of the grant of the option, only to the extent that any exercise conditions have been met at the time of death. Failing such exercise, the deceased option holder’s options shall lapse.

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

As of December 31, 2021, we had granted to directors, employees and consultants, 4,467,731 Regular options and 341,041 RSU-style options to purchase ordinary shares under the 2020 LTIP.  At December 31, 2021, 27,440 options had been exercised, all within 2021, 79,325 options had forfeited or cancelled, 92,278 options had vested and the remaining 4,609,729 are unvested.

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

If an option holder dies, his personal representatives may exercise his options within a period ending on the earlier of (i) the expiry of 12 months after the date of death, and (ii) 5 p.m. on the day before the 10th anniversary of the grant of the option, only to the extent that any exercise conditions have been met at the time of death. Failing such exercise, the deceased option holder’s options shall lapse.

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

2020 Company Share Option Plan (2020 CSOP)

On June 25, 2020, we adopted a share option plan, or the 2020 CSOP. The CSOP is an option scheme that provides for the grant of options under a Company Share Option Plan in accordance with Schedule 4 of the Income Tax (Earnings and Pensions) Act 2003 which affords some tax advantages to the option holder. We no longer qualify for the tax-advantageous EMI option scheme rules but will qualify for the CSOP scheme. While the CSOP scheme is broadly similar in terms of its tax advantages it is more limited in terms of the quantum of the award. Grants under the CSOP would only be applicable to UK taxpayers. As of December 31, 2021, we have not granted any options under the 2020 CSOP.

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

Employee Benefit Trust

On December 19, 2011, we established a discretionary employee benefit trust under the terms of a trust deed, or the Employee Benefit Trust, to operate in conjunction with our share option schemes. The beneficiaries of the Employee Benefit Trust are our employees and former employees (including executive directors) and their spouses, civil partners, surviving spouses and civil partners, children and step-children under the age of 18. The trustee of the Employee Benefit Trust is NuCana BioMed Trustee Company Limited, or the Trustee, our wholly owned subsidiary. As of December 31, 2021, the Trustee holds 500,000 of our ordinary shares in trust under the terms of the trust deed, which, pursuant to the terms of our three option schemes, and at the election of the Trustee, may be used to satisfy awards under our share option schemes. Under the terms of the trust deed, unless we direct otherwise, the Trustee must abstain from voting at a general meeting any of our shares held in the trust fund for which the Trustee holds the whole of the beneficial interest.

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

Our board of directors has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, our board of directors has determined that the following directors are “independent directors” as defined by the applicable rules and regulations of Nasdaq: James Healy, Martin Mellish, Adam George, Cyrille Leperlier, Bali Muralidhar, Elliott Levy and Andrew Kay.

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

The committees of our board of directors consist of an audit committee, a remuneration committee, a nominations committee and a development committee. As permitted by home country practice, our remuneration and nominations committees may include non-independent directors. Each of these committees has the responsibilities described below. Our board of directors may also establish other committees from time to time to assist in the discharge of its responsibilities.

Audit Committee

The members of our audit committee are currently three of our non-executive directors, Adam George, Martin Mellish and Cyrille Leperlier. Each of these members is an “independent director” as such term is defined in Rule 10A-3 under the Exchange Act. Mr. George serves as chair of the audit committee. Our board of directors has determined that Mr. George is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002. Our audit committee meets at least four times per year and oversees the monitoring of our internal controls, accounting policies and financial reporting and provides a forum through which our external auditors and independent registered public accounting firm reports. Our audit committee meets at least once a year with the external auditors and our independent registered public accounting firm without executive board members present. The audit committee is also responsible for overseeing the activities of the external auditors and our independent registered public accounting firm, including their appointment, reappointment, or removal as well as monitoring their objectivity and independence. The audit committee also reviews and approves the fees paid to our external auditors and independent registered public accounting firm and determines whether the fee levels for non-audit services, individually and in aggregate, relative to the audit fee are appropriate so as not to undermine their independence.

Remuneration Committee

The members of the remuneration committee are two of our non-executive directors, James Healy and Bali Muralidhar; however, upon the departure of Dr. Healy from the board of directors and remuneration committee as of April 27, 2022, the remuneration committee will be composed of Dr. Muralidhar until such time as a second committee member is elected by the board of directors. Each of these non-executive director members is a non-employee director as defined in Rule 166-3 under the Exchange Act and an outside director as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. Our remuneration committee reviews, among other things, the performance of the executive officers and sets the scale and structure of their remuneration and the basis of their service agreements with due regard to the interests of the shareholders. It is a policy of the remuneration committee that no individual participates in discussions or decisions concerning his or her own remuneration.

Nominations Committee

The members of the nominations committee are Hugh Griffith and three of our non-executive directors, Andrew Kay, Bali Muralidhar and James Healy; however upon the departure of Dr. Healy from the board of directors and the nominations committee as of April 27, 2022 the nomination committee will be composed of Mr Griffith, Mr, Kay and Dr. Muralidhar until such time as a third committee member is elected by the board of directors. Dr. Muralidhar serves as chair of the nominations committee and oversees the evaluation of the board of directors’ performance. The nominations committee meets at least twice a year and reviews the structure, size and composition of the board of directors, supervises the selection and appointment process of directors, making recommendations to the board of directors with regard to any changes and using an external search consultancy if considered appropriate. For new appointments, the nominations committee makes a final recommendation to the board of directors, and the board of directors has the opportunity to meet the candidate prior to approving the appointment. Once appointed, the nominations committee oversees the induction of new directors and provides the appropriate training to the board of directors during the course of the year in order to ensure that they have the knowledge and skills necessary to operate effectively. The nominations committee is also responsible for annually evaluating the performance of the board of directors, both on an individual basis and for the board of directors as a whole, taking into account such factors as attendance record, contribution during board of directors meetings and the amount of time that has been dedicated to board matters during the course of the year.

Development Committee

The members of the development committee are two of our non-executive directors, Elliott Levy and Cyrille Leperlier. Dr. Leperlier serves as chair of the development committee. The development Committee meets at least twice a year and reviews and advises the board of directors on the Company’s strategic direction and investment in the research and development of the Company’s pipeline and products. It is a policy of the development committee that majority of the members of the committee shall be independent non-employee directors and in addition to the independence standard required for membership all members must disclose any personal financial interests known to the development committee as soon as any such interest arises.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix (As of April 22, 2022)
Total Number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	-	8	-	-
Part II: Demographic Background
African American or Black	-	-	-	-
Alaskan Native or Native American	-	-	-	-
Asian	-	1	-	-
Hispanic or Latinx	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	-	7	-	-
Two or More Races or Ethnicities	-	-	-	-
LGBTQ+			-
Did Not Disclose Demographic Background			-

D.	Employees

The number of employees by function and geographic location as of the end of the period for our fiscal years ended December 31, 2019, 2020 and 2021 was as follows:

	At December 31,
	2021	2020	2019
By Function:
Research and development	27	23	25
Management and administrative	6	6	6
Total	33	29	31
By Geography:
United Kingdom and Crown Dependencies	30	27	29
North America	3	2	2
Total	33	29	31

As of December 31, 2021, we had 31 full-time employees and 2 part-time employees. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our employee relations are good.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders

The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2021 by:

•	each of our executive officers and directors;
•	each person beneficially owning more than 5% of our share capital as of December 31, 2021; and
•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from December 31, 2021, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person except with respect to the percentage ownership of all board members and executive officers, as a group.

Unless otherwise indicated, the address for each of the shareholders in the table below is c/o NuCana plc, 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

	Ordinary Shares Beneficially Owned(1)
Name of Beneficial Owner	Number	Percent
Greater than 5% Shareholders
Entities affiliated with Sofinnova Investments (2)	7,999,999	15.3
Sofinnova Capital VI FCPR (3)	4,978,993	9.5
Baillie Gifford & Co (4)	3,659,030	7.0
Abingworth LLP (5)	3,333,333	6.4
Capital International Investors (6)	2,977,153	5.7

Named Executive Officers and Directors
Hugh Griffith (7)	3,902,380	7.5
Donald Munoz (8)	641,200	1.2
James Healy (9)	8,081,262	15.5
Bali Muralidhar (10)	3,342,536	6.4
Martin Mellish (11)	81,263	*
Elliott Levy (12)	—	*
Adam George (13)	51,263	*
Cyrille Leperlier (14)	51,263	*
Andrew Kay (15)	50,000	*
Jeffrey Bloss (16)	100	*
David Harrison (17)	65,625	*
All of our current executive officers and directors, as a group (11 persons)	16,266,892	31.2%

*	Indicates beneficial ownership of less than one percent of our ordinary shares.
(1)	Number of shares owned as shown both in this table and the accompanying footnotes and percentage ownership is based on 52,179,979 ordinary shares outstanding on December 31, 2021.
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

(3)

All shares are held by Sofinnova Capital VI FCPR (“Sofinnova Capital”), all of which are held in the form of ADSs. Sofinnova Partners SAS, a French corporation, is the management company of Sofinnova Capital, and may be deemed to have sole voting and investment power with respect to the shares held by Sofinnova Capital. Denis Lucquin, Antoine Papiernik, Henrijette Richter, Monique Saulnier and Graziano Seghezzi are the managing partners of Sofinnova Partners SAS, and, as such, may be deemed to have joint voting and investment power with respect to the shares held by Sofinnova Capital. Beneficial ownership information is based on information known to us and a Schedule 13D filed on June 15, 2021. The address of Sofinnova Capital is Sofinnova Partners, Immeuble le Centorial, 7-11 boulevard Haussmann, 75009 Paris, France.

(4)

All shares are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. Beneficial ownership information is based on information known to us and a Schedule 13G filed on January 27, 2022. The address of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland.

(5)

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

(6)

All shares are held in the form of ADSs by funds associated with Capital International Investors (“CII”). CII is a division of Capital Research and Management Company (“CRMC”), as well as the investment management entities. CII’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital International Investors.” Beneficial ownership information is based on information known to us and a Schedule 13G/A filed by CII on February 11, 2022. The mailing address of CII is c/o Capital International Investors, 333 South Hope Street, Los Angeles, California 90071.

(7)	Consists of (a) 1,000,000 ordinary shares, (b) 180,121 ADSs, and (c) options to purchase 2,722,259 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2021.
(8)	Consists of (a) 42,838 ordinary shares and (b) options to purchase 598,362 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2021.
(9)

Consists of (a) 45,750 ordinary shares held in the Healy Family Trust, for which James Healy’s spouse is the trustee, (b) 5,777,777 ordinary shares owned of record by SVP VIII, (c) 2,222,222 ordinary shares owned of record by SVP X, (d) 2,392 ADSs and (e) options to purchase 33,121 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2021. Dr. James Healy, a member of our board of directors, together with Dr. Michael F. Powell, are the managing members of SM VIII, the general partner of SVP VIII, and as such, may be deemed to share voting and investment power with respect to such shares. Dr. Healy, together with Dr. Powell and Dr. Maha Katabi, are the managing members of SM X, the general partner of SVP X, and as such, may be deemed to share voting and investment power with respect to such shares. Dr. Healy disclaims beneficial ownership with regard to the 5,777,777 shares owned by SVP VIII and the 2,222,222 shares owned by SVP X, except to the extent of his proportionate pecuniary interest therein. Dr. Healey will no longer serve as a member of our board of directors as of April 27,2022.

(10)

Consists of (a) 540 ADSs, (b) 3,333,333 ADSs held by Abingworth VII, and (c) options to purchase 8,663 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2021. Abingworth VII (acting by its general partner Abingworth GP, acting by its general partner Abingworth General Partner VII LLP) has delegated to Abingworth, all investment and dispositive power over the securities held by Abingworth VII.  Abingworth holds the reported securities indirectly through Abingworth VII. Dr. Muralidhar, a member of our board of directors, is a partner and investment committee member of Abingworth and disclaims beneficial ownership of the ADSs held by Abingworth VII. Dr. Muralidhar has not been granted any options as of December 31, 2021.

(11)	Consists of (a) 2,392 ADSs and (b) 78,871 options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2021.
(12)	Dr. Levy has no options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2021.
(13)	Consists of options to purchase 51,263 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2021.
(14)	Consists of options to purchase 51,263 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2021.

(15)	Consists of options to purchase 50,000 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2021.
(16)	Consists of (a) 100 ADSs and (b) has no options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2021.
(17)	Consists of options to purchase 65,625 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2021.

To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019.

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

Agreements with Our Executive Officers and Directors

We have entered into service agreements with each of our executive officers as follows: each of Hugh Griffith, Donald Munoz and David Harrison in 2017, and Jeffrey Bloss in 2021.

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

Any significant changes since December 31, 2021 are disclosed in Note 19 to the consolidated financial statements included elsewhere in this Annual Report.

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

Issued Share Capital

Our issued share capital as of December 31, 2021 is £2,087,199 divided into: 52,179,979 ordinary shares of £0.04 each. A summary of increases in, and changes to, our issued share capital since our incorporation is set out below.

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

During 2021 we issued 1,005,434 ordinary shares pursuant to the exercise of share options.

Ordinary Shares

As of December 31, 2021, we had issued and outstanding 52,179,979 ordinary shares of £0.04 each. Each issued ordinary share is fully paid.

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

Classified board of directors. Our board of directors is divided into three classes, “Class I,” whose initial term expires at the annual general meeting of the shareholders to be held in 2023, “Class II,” whose initial term expires at the annual general meeting of the shareholders to be held in 2022, and “Class III”, whose term expires at the annual general meeting of the shareholders to be held in 2024, with the classes as nearly equal in number as possible. The Class I directors are Hugh Griffith, Andrew Kay and Bali Muralidhar, the Class II directors are Elliott Levy, James Healy and Cyrille Leperlier, and the Class III directors are Adam George, and Martin Mellish.

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

Preemptive Rights. English law generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for a company’s articles of association, or shareholders in general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). On June 24, 2021, at our 2021 AGM, our shareholders approved the exclusion of preemptive rights in connection with (i) the allotment of shares or the grant of rights to subscribe for or to convert any security into shares up to  an aggregate nominal value of up to £600,000, for a period ending at the conclusion of our next annual general meeting in 2022; and (ii) the allotment of shares or the grant of rights to subscribe for or to convert any security into shares, under or in connection with the NuCana 2016 Share Option Scheme, the NuCana 2020 Long-Term Incentive Plan, the NuCana 2020 Company Share Option Plan or any joint share ownership plan agreement substantially in the form of the approved Joint Share Ownership Plan Agreement, each as may be amended from time to time, or under or in connection with any new share option schemes or incentive plans (whether tax advantaged or otherwise) as the directors may, from time to time, approve, where such schemes or plans include as eligible participants the directors, officers or employees of the Company or any subsidiary undertaking of the Company, from time to time, and/or any consultants engaged by the Company or any such subsidiary undertaking (all of such share option schemes or share option incentives being collectively referred to as the “Approved Share Option Schemes”) up to an aggregate nominal value of £80,000, for a period ending on the fifth anniversary of the date of our 2021 AGM (i.e. at 11.59 pm on 23 June 2026). In addition to the authorities referred to above, on June 25, 2020 at our 2020 AGM, our shareholders also approved the exclusion of preemptive rights in connection with the allotment of shares or grant of rights to subscribe for or to convert any security into shares under or in connection with the Approved Share Option Schemes up to an aggregate nominal value of £160,000, for a period ending on the fifth anniversary of the date of our 2020 AGM (i.e. at 11.59 pm on 24 June 2025). Such authorities will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

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

Vacancies on the Board of Directors

Under English law, the procedure by which directors (other than a company’s initial directors) are appointed is generally set out in a company’s articles of association, provided that a motion for the appointment of two or more persons as directors by a single resolution must not be made unless a resolution that it should be so made has first been agreed to by the meeting without any vote being given against it.

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

Annual General Meeting	Under the Companies Act 2006, a public limited company must hold an annual general meeting in each six-month period beginning with the day following the company’s annual accounting reference date.

Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting

Under the Companies Act 2006, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings can require the directors to call a general meeting and, if the directors fail to do so within a prescribed period, may themselves, or any of them representing more than one half of the total voting rights of all of them call a general meeting.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of General Meetings

Under the Companies Act 2006, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting of a public limited company which fulfills certain conditions. In addition, certain matters, such as resolutions to remove directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the shareholders having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

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

Pre-emptive Rights

Under the Companies Act 2006, “equity securities”, being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (“ordinary shares”) or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless the period during which any such offer may be accepted as expired or the company has received notice of acceptance of refusal, or an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise (in each case in accordance with the provisions of the Companies Act 2006).

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

Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act 2006, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against certain liabilities incurred by the director to a person other than the company or an associated company); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

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

Voting Rights

Under the model articles of public companies, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or by the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act 2006, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

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

This discussion applies only to U.S. Holders that hold the ADSs as capital assets for U.S. federal income tax purposes. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase the ADSs by any particular investor. In particular, this discussion does not address tax considerations applicable to a U.S. Holder that may be subject to special tax rules, including, without limitation, a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, banks, thrifts, or other financial institutions, an insurance company, a tax-exempt organization, a person that holds the ADSs as part of a hedge, straddle or conversion transaction for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, certain former citizens or residents of the United States or a person that owns directly, indirectly or constructively shares representing 10% or more of the company by vote or value. Moreover, this description does not address the U.S. federal estate, gift, or alternative minimum tax consequences, or any state, local or non-U.S. tax consequences, of the acquisition, ownership and disposition of the ADSs. In addition, the discussion does not address tax consequences to an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds the ADSs, or a partner in such partnership. The U.S. federal income tax treatment of each partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners in a partnership holding the ADSs are urged to consult their own tax advisers.

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

For U.S. federal income tax purposes, a beneficial owner of ADSs generally will be treated as the owner of the underlying ordinary shares represented by such ADSs. Accordingly, deposits or withdrawals of the underlying ordinary shares for ADSs generally will not be subject to U.S. federal income tax. The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. U.S. Treasury has expressed concerns that parties to whom ADSs are released before shares are delivered to the depositary or intermediaries in the chain of ownership between the U.S. Holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain noncorporate U.S. Holders. As a result, the creditability of non-U.S. withholding taxes (if any), and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. Accordingly, U.S. persons considering an investment in ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

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

In making this determination, we will be treated as earning our proportionate share of any income and owning our proportionate share of any assets of any corporation in which we hold a 25% or greater interest (by value). Because PFIC status must be determined annually based on tests which are factual in nature, our PFIC status will depend on our income, assets and activities each year, including whether certain research and development tax credits received from the government of the United Kingdom will constitute gross income, and, if they do, whether they will constitute passive income for purposes of the PFIC income test. In addition, for purposes of the PFIC asset test, the value of our assets will depend in part on the market price of our ordinary shares, which may fluctuate significantly. If we are classified as a PFIC for any taxable year, a U.S. Holder may be able to mitigate some of the resulting adverse U.S. federal income tax consequences described below with respect to owning the ADSs, provided that such U.S. Holder is eligible to make, and validly makes a “mark-to-market” election, described below. In certain circumstances a U.S. Holder can make a “qualified electing fund” election to mitigate some of the adverse tax consequences described with respect to an ownership interest in a PFIC by including in income its share of the PFIC’s income on a current basis. We intend to provide the information necessary for a U.S. investor to make a qualified electing fund or election, or “QEF Election” with respect to us. A U.S. Holder can make a QEF Election in the first taxable year that the entity is treated as a PFIC with respect to the U.S. Holder. A U.S. Holder making a QEF election other than for the first taxable year in which it owns (or is treated as owning) an equity interest in a PFIC would continue to be subject to the rules described in the preceding paragraph with respect to such PFIC, unless the U.S. Holder makes a “deemed sale” election with respect to the PFIC and recognizes gain taxed under the general PFIC rules described above with respect to the PFIC stock’s appreciation before the year for which the QEF Election is made.

We expect to post the information necessary to make QEF Elections on our website. If we are a PFIC for any taxable year, the consequences to any U.S. Holder will depend in part on whether the U.S. Holder makes a valid QEF Election or mark-to-market election as described below.

If a U.S. Holder makes a QEF Election with respect to a PFIC, the U.S. Holder will be taxed on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is a PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions we pay out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election would not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its ADSs or ordinary shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the ADSs or ordinary shares that is not included in the U.S. Holder’s income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares, as determined in U.S. dollars. A U.S. Holder will not be taxed on the ordinary income and net capital gain under the QEF rules for any year that we are not a PFIC.

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

Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we believe we were a PFIC for U.S. income tax purposes for the taxable year ending December 31, 2021. There can be no assurance regarding our PFIC status for the current taxable year or any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Whether we will be a PFIC in the current or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our goodwill and other intangible assets, is uncertain and may vary substantially over time. In addition, the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year (to the extent applicable) will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC in the current or for any future taxable year. Accordingly, U.S. Holders should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

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

Controlled Foreign Corporation

The Tax Cuts and Jobs Act, or the Tax Act eliminated the prohibition on “downward attribution” from non-U.S. persons to U.S. persons under Section 958(b)(4) of the Code for purposes of determining constructive stock ownership under the controlled foreign corporation, or CFC  rules. As a result, our U.S. subsidiary will be deemed to own all of the stock of our non-U.S. subsidiaries held by the Company for CFC purposes. To the extent a non-U.S. subsidiary is treated as a CFC for any taxable year, each U.S. person treated as a “10% U.S. Shareholder” with respect to such CFC that held our ordinary shares directly or indirectly through non-U.S. entities (including the Company) as of the last day in such taxable year that the subsidiary was a CFC would generally be required to include in gross income as ordinary income its pro rata share of certain investment income of the CFC, regardless of whether that income was actually distributed to such U.S. person (with certain adjustments). A “10% U.S. Shareholder” of a non-U.S. corporation includes any U.S. person that owns (or is treated as owning) stock of the non-U.S. corporation possessing 10% or more of the total voting power or total value of such non-U.S. corporation’s stock. The legislative history under the Tax Act indicates that this change was not intended to cause our non-U.S. subsidiaries to be treated as CFCs with respect to a 10% U.S. Shareholder that is not related to our U.S. subsidiary. However, it is not clear whether the IRS or a court would interpret the change made by the Tax Act in a manner consistent with such indicated intent.

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

United Kingdom Income Tax. An individual U.K. Holder (being an individual who is resident for tax purposes in the United Kingdom) who receives a dividend from the company will generally be subject to income tax on the dividend. For the tax year 2022/2023, an individual U.K. Holder will generally pay income tax at a rate of 0% on the first £2,000 of dividends received by such U.K. Holder. Dividend income taxed at 0% will be taken into account in determining the rate at which income in excess of this tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed.

An individual U.K. Holder who is subject to income tax at the basic rate will be liable to tax on the dividend at the current marginal rate of 8.75%. An individual U.K. Holder who is subject to income tax at the higher rate (but not the additional rate) will be liable to income tax on the dividend at the current rate of 33.75% to the extent that such sum, when treated as the top slice of that holder’s income, exceeds the threshold for higher rate income tax.

An individual U.K. Holder liable to income tax at the additional rate will be subject to income tax on the dividend at the current rate of 39.35% to the extent that the holder’s income (including the dividend) exceeds the threshold for the additional rate.

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

United Kingdom Corporation Tax. A U.K. Holder within the charge to U.K. corporation tax may be entitled to exemption from U.K. corporation tax in respect of dividend payments. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, United Kingdom corporation tax will be chargeable on the amount of any dividends. The main rate of United Kingdom corporation tax for the 2022/2023 corporation tax year is 19% rising to 25% for U.K. corporations with annual profits of £250,000 or higher with effect from April 1, 2023. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

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

Taxation of Disposals

U.K. Holders. A disposal or deemed disposal of ADSs by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of ADSs are the extent to which the U.K. Holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual allowance of tax-free gains in that tax year (the “annual exemption”). The annual exemption for the 2022/2023 tax year is £12,300 and it is expected to remain at that level until April 2026. If, after all allowable deductions, an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of ADSs, the current applicable rate would be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and, after all allowable deductions, liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the current rate applicable to the excess would be 20%.

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

Non-United Kingdom Holders. The paragraphs below relating to the liability of non -U.K. Holders to U.K. tax on chargeable gains assume that the company does not (and will not) derive 75% or more of its gross asset value from U.K. land.

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

Issue or Transfer of ADSs/ADRs

Based on current HMRC published practice, no U.K. stamp duty or SDRT should be payable on the issue or transfer of (including an unconditional agreement to transfer) a depositary receipt and the ADS to which they relate, on the basis that a depositary receipt is not regarded as “stock” or a “marketable security” for U.K. stamp duty purposes and is not considered a “chargeable security” for the purposes of SDRT.

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

Interest Rate Risk

As of December 31, 2021, the Company had cash and cash equivalents of £60.3 million. As of December 31, 2020, the company had cash and cash equivalents of £87.4 million. Exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates. The Company’s surplus cash and cash equivalents are invested in interest-bearing accounts and certificates of deposit from time to time which earn interest at fixed or variable rates based on the terms agreed for each account. The Company has not entered into investments for trading or speculative purposes.

An increase in the bank interest rates by 0.5 percentage points would increase the net annual interest income applicable to the cash and cash equivalents held on variable and short-term fixed rate deposits by £278,000 (2020: £270,000).

Currency Risk

The Company’s functional currency is U.K. pounds sterling, and our transactions are commonly denominated in that currency. However, a portion of expenses are incurred in other currencies, primarily U.S. dollars, and are exposed to the effects of this exchange rate.

Although the Company is based in the United Kingdom, it sources active pharmaceutical ingredient, raw materials, research and development, manufacturing, consulting and other services worldwide, including from the United States, the European Union and India. Any weakening of the pound sterling against the currencies of such other jurisdictions makes the purchase of such goods and services more expensive for the Company. The Company seeks to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. The Company thus holds a significant portion of cash and cash equivalents in U.S. dollars and reports the impact of exchange rates movements on these balances.  The Company does not use derivative instruments to manage exchange rate exposure. A 1% increase in the value of the pound sterling relative to the U.S. dollar would reduce the carrying value of net financial assets and liabilities in foreign currencies at December 31, 2021 by £417,000 (2020: £711,000).

For additional information about our quantitative and qualitative risks, see Note 18 to the consolidated financial statements included elsewhere in this Annual Report.

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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as at December 31, 2021. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as at December 31, 2021.

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

Ernst & Young LLP has served as our independent registered public accountant for each of the years ended December 31, 2019, December 31, 2020 and December 31, 2021 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees billed to us, including some of our subsidiaries, for services rendered by Ernst & Young LLP.

	Year ended December 31,
	2021	2020
	(in thousands)
Audit Fees	£295	£271
Audit-Related Fees (1)	193	210
Total	£488	£481

(1)	Audit-Related Fees are primarily for quarterly reviews and services related to SEC filings.

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

Item 16H.	Mine Safety Disclosure

Not Applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19.	Exhibits

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Association of the registrant	Form S-8	333-223476	3.1	03/07/2018

2.1	Deposit Agreement by and among the registrant and Citibank, N.A. and all Holders and Beneficial Owners of ADSs issued hereunder, dated as of October 2, 2017	Form 20-F	001-38215	2.1	03/22/2018

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	Form 20-F	001-38215	2.1	03/22/2018

4.1	Registration Rights Agreement by and among the registrant and the investors named therein, dated as of September 20, 2017	Form 20-F	001-38215	4.1	03/22/2018

4.2#	2009 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.1	09/18/2017

4.3#	2012 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.2	09/18/2017

4.4#	2016 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.3	09/18/2017

4.5#	2020 Long-Term Incentive Plan	Form S-8	333-227624	10.1	08/19/2020

4.6#	2020 Company Share Option Plan	Form S-8	333-227624	10.2	08/19/2020

4.7†	Variation Agreement, dated March 15, 2012, by and between the registrant and Cardiff ProTides Limited and the related Side Letter, dated May 15, 2012	Form F-1/A	333-220321	10.5	09/18/2017

4.8†	Assignment, License and Collaboration Agreement, dated October 13, 2009, by and between the registrant and Cardiff ProTides Limited	Form F-1/A	333-220321	10.6	09/18/2017

4.9†	Patent Assignment Agreement, dated March 15, 2012, by and between the registrant and Cardiff ProTides Limited	Form F-1/A	333-220321	10.7	09/18/2017

4.10†	Research, Collaboration and License Agreement, dated December 21, 2017, by and between the registrant, Cardiff University and University College Cardiff Consultants Ltd, as amended by Amendment No. 1, dated February 1, 2018	Form 20-F	001-38215	4.10	03/22/2018

4.11+	Amendment No. 4, dated February 20, 2020, to Research, Collaboration and License Agreement dated December 21, 2017, by and between the registrant, Cardiff University	Form 20-F	001-38215	4.11	03/10/2020

4.12+	Amendment No. 5, dated December 11, 2020, to Research, Collaboration and License Agreement dated December 21, 2017, by and between the registrant, Cardiff University	Form 20-F		4.12	03/04/2021

4.13	Lease between the registrant and Drum Income Plus Limited, dated September 21, 2017	Form 20-F	001-38215	4.11	03/22/2018

4.14#	Form of Deed of Indemnity for directors and officers	Form F-1/A	333-2220321	10.10	09/18/2017

4.15	Description of securities of the registrant	Form 20-F	001-38215	4.14	03/10/2020

8.1	List of subsidiaries of the registrant	Form F-1/A	333-220321	21.1	09/01/2017

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1*	Section 1350 Certification of Chief Executive Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2*	Section 1350 Certification of Chief Financial Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young LLP

101.Inline INS XBRL Instance Document
101.Inline SCH XBRL Taxonomy Extension Schema Document
101. Inline CAL XBRL Taxonomy Extension Calculation Linkbase Document
101.Inline DEF XBRL Taxonomy Extension Definition Linkbase Document
101. Inline LAB XBRL Taxonomy Extension Label Linkbase Document
101. Inline PRE XBRL Taxonomy Extension Presentation Linkbase Document 104. Inline XBRL Cover Page Interactive Data File

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
Date: April 27, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NuCana plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of NuCana plc (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Edinburgh, United Kingdom

April 27, 2022

NUCANA PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,

	Notes	2021	2020	2019
		(in thousands, except per share data)
		£	£	£
Research and development expenses		(36,834)	(25,899)	(19,728)
Administrative expenses		(8,529)	(7,050)	(5,953)
Impairment of intangible assets	8	(2,809)	—	—
Net foreign exchange gains (losses)		267	(3,472)	(1,019)
Operating loss		(47,905)	(36,421)	(26,700)
Finance income		103	246	1,049
Loss before tax	5	(47,802)	(36,175)	(25,651)
Income tax credit	7	7,269	5,493	4,239
Loss for the year attributable to equity holders of the Company		(40,533)	(30,682)	(21,412)

Basic and diluted loss per share	4	(0.78)	(0.81)	(0.66)

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

YEAR ENDED DECEMBER 31,

	Notes	2021	2020	2019
		(in thousands)
		£	£	£
Loss for the year		(40,533)	(30,682)	(21,412)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		5	(12)	(11)
Other comprehensive income (expense) for the year		5	(12)	(11)
Total comprehensive loss for the year		(40,528)	(30,694)	(21,423)
Attributable to:
Equity holders of the Company		(40,528)	(30,694)	(21,423)

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT DECEMBER 31,

	Notes	2021	2020
		(in thousands)
		£	£
ASSETS
Non-current assets
Intangible assets	8	2,410	4,753
Property, plant and equipment	9	851	1,189
Deferred tax asset	7	60	44
Other non-current assets	10	2,540	—
		5,861	5,986
Current assets
Prepayments, accrued income and other receivables	11	4,161	4,628
Current income tax receivable	7	7,188	9,822
Cash and cash equivalents	17	60,264	87,356
		71,613	101,806

Total assets		77,474	107,792

EQUITY AND LIABILITIES
Capital and reserves
Share capital and share premium	12	143,137	142,937
Other reserves	13	72,137	66,887
Accumulated deficit		(149,726)	(110,594)
Total equity attributable to equity holders of the Company		65,548	99,230

Non-current liabilities
Provisions		46	46
Lease liabilities	15	164	367
		210	413

Current liabilities
Trade payables		1,829	2,257
Payroll taxes and social security		170	177
Accrued expenditure		9,510	5,437
Lease liabilities	15	207	278
		11,716	8,149

Total liabilities		11,926	8,562

Total equity and liabilities		77,474	107,792

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31,

	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2019	1,289	79,426	(339)	17,564	1	42,466	(58,813)	81,594
Loss for the year	—	—	—	—	—	—	(21,412)	(21,412)
Other comprehensive expense for the year	—	—	—	—	(11)	—	—	(11)
Total comprehensive loss for the year	—	—	—	—	(11)	—	(21,412)	(21,423)
Share-based payments	—	—	—	3,226	—	—	—	3,226
Exercise of share options	10	115	—	(132)	—	—	132	125
Lapse of share options	—	—	—	(38)	—	—	38	—
Balance at December 31, 2019	1,299	79,541	(339)	20,620	(10)	42,466	(80,055)	63,522
Loss for the year	—	—	—	—	—	—	(30,682)	(30,682)
Other comprehensive expense for the year	—	—	—	—	(12)	—	—	(12)
Total comprehensive loss for the year	—	—	—	—	(12)	—	(30,682)	(30,694)
Share-based payments	—	—	—	4,305	—	—	—	4,305
Exercise of share options	1	14	—	(68)	—	—	68	15
Lapse of share options	—	—	—	(75)	—	—	75	—
Issue of share capital	747	65,834	—	—	—	—	—	66,581
Share issue expenses	—	(4,499)	—	—	—	—	—	(4,499)
Balance at December 31, 2020	2,047	140,890	(339)	24,782	(22)	42,466	(110,594)	99,230
Loss for the year	—	—	—	—	—	—	(40,533)	(40,533)
Other comprehensive income for the year	—	—	—	—	5	—	—	5
Total comprehensive loss for the year	—	—	—	—	5	—	(40,533)	(40,528)
Share-based payments	—	—	—	6,664	—	—	—	6,664
Exercise of share options	40	160	—	(1,222)	—	—	1,204	182
Lapse of share options	—	—	—	(197)	—	—	197	—
Balance at December 31, 2021	2,087	141,050	(339)	30,027	(17)	42,466	(149,726)	65,548

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31,

	2021	2020	2019
	(in thousands)
	£	£	£
Cash flows from operating activities
Loss for the year	(40,533)	(30,682)	(21,412)
Adjustments for:
Income tax credit	(7,269)	(5,493)	(4,239)
Amortization and depreciation	942	890	718
Impairment of intangible assets	2,809	—	—
Finance income	(103)	(246)	(1,049)
Interest expense on lease liabilities	18	26	—
Share-based payments	6,664	4,305	3,226
Net foreign exchange (gains) losses	(335)	3,481	1,006
	(37,807)	(27,719)	(21,750)
Movements in working capital:
Decrease (increase) in prepayments, accrued income and other receivables	473	(9)	(2,452)
Decrease in trade payables	(428)	(155)	(43)
Increase in payroll taxes, social security and accrued expenditure	4,050	2,112	393
Movements in working capital	4,095	1,948	(2,102)
Cash used in operations	(33,712)	(25,771)	(23,852)
Net income tax received	9,888	4,152	19
Net cash used in operating activities	(23,824)	(21,619)	(23,833)
Cash flows from investing activities
Interest received	101	319	1,116
Payments for property, plant and equipment	(64)	(361)	(46)
Payments for intangible assets	(1,001)	(1,271)	(1,215)
Payments for other non-current assets	(2,597)	—	—
Net cash used in investing activities	(3,561)	(1,313)	(145)
Cash flows from financing activities
Payments of lease liabilities	(296)	(297)	(197)
Proceeds from lease incentives received	—	—	25
Proceeds from issue of share capital - exercise of share options	198	15	125
Proceeds from issue of share capital	—	66,581	—
Share issue expenses	—	(4,499)	—
Net cash (used in) from financing activities	(98)	61,800	(47)
Net (decrease) increase in cash and cash equivalents	(27,483)	38,868	(24,025)
Cash and cash equivalents at beginning of year	87,356	51,962	76,972
Effect of exchange rate changes on cash and cash equivalents	391	(3,474)	(985)
Cash and cash equivalents at end of year	60,264	87,356	51,962

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

The Company has three wholly owned subsidiaries, NuCana Limited, NuCana, Inc. and NuCana BioMed Trustee Company Limited. The financial statements for the Company were authorized for issue by the board of directors on April 27, 2022.

2. Significant accounting policies

Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2021. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

Going concern

In common with many companies in the biopharmaceutical sector, the Company incurs significant expenditure in its early years as it researches and develops its potential products for market.

The Company’s board of directors, having reviewed the operating budgets and development plans, considers that the Company has adequate resources to continue in operation for the foreseeable future. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. The Company believes that its cash and cash equivalents of £60.3 million at December 31, 2021 will be sufficient to fund its current operating plan for at least the next 12 months. Further, following the announcement on March 2, 2022 that the Company’s Phase 3 clinical trial of Acelarin for patients with advanced biliary tract cancer was being discontinued, the directors have conducted an assessment on the going concern status of the Company and have concluded that it will have a positive impact on the cash outflows of the Company over the period assessed for going concern purposes.

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

COVID-19

In response to the COVID-19 pandemic, the majority of the Company’s employees continue to work from home with limited access to the Company’s offices.

During the early months of the pandemic the Company announced that there was some temporary interruption to the enrollment of new patients in the Company’s ongoing clinical trials. In May 2020, the Company further announced that enrollment of new patients in the Company’s clinical trials had re-commenced. While the Company continues to evaluate the impact of COVID-19 on its operations, the Company believes that this pandemic will inevitably cause some delays to the timing of initiation and completion of its clinical trials. The Company is continuing to monitor the impact of COVID-19.

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

Accruals for clinical trial expenses, including estimated amounts recognized consistent with the above policy, were £7.2 million at December 31, 2021 as compared to £3.5 million at December 31, 2020.

Prepayments for clinical trial expenses, including estimated amounts recognized consistent with the above policy, were £1.5 million at December 31, 2021 as compared to £2.2 million at December 31, 2020.  These amounts include sums that are expected to be utilized over the period of the associated trials, which in some cases could be greater than one year.

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

Accruals for contracted manufacturing expenses, including estimated amounts recognized consistent with the above policy, were £0.1 million at December 31, 2021 as compared to £0.1 million at December 31, 2020.

Prepayments for contracted manufacturing expenses, including estimated amounts recognized consistent with the above policy, were £0.1 million at December 31, 2021 as compared to £nil at December 31, 2020.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share option, historical volatility of the share price, dividend yield and assumptions about them, and the actual market value of an ordinary share in the Company at the date of grant. For the measurement of the fair value of equity-settled transactions at the grant date, the Company uses the Black-Scholes model. The assumptions used for estimating fair value for share-based payment transactions are detailed in Note 14.

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

Transactions and balances

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency spot rates of exchange at the date the transaction first qualifies for recognition.

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

Share issue expenses

Incremental costs incurred and directly attributable to the issuance of shares are deducted from the related proceeds of the issuance. The net amount is recorded as contributed shareholders’ equity in the period when such shares are issued. Costs that are not incremental and directly attributable to issuing new shares, are recorded as an expense in the consolidated statements of operations.

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

Other non-current assets

          The Company provided a fixed euro deposit with respect to ongoing patent infringement litigation in Germany. The sum deposited is a monetary asset and is currently expected to be held for greater than 12 months. Further details are contained in Note 10.

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

Income Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates within the tax regime.

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

Leases

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

Refer to Note 15 for information on potential future rental payments relating to periods following the exercise date of extension options that are not included in the lease liability.

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

Under IFRS 2 Share-based Payment, equity share-based payments are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of fair value of equity settled share-based transactions are set out in Note 14.

The fair value determined at the grant date of equity settled share-based payments, after adjusting for an assumed forfeiture rate, is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity to the share option reserve.

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

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

Accounting Standards

In preparing these financial statements, the Company has applied all relevant IAS, IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations as of the date of approval of these financial statements and which are mandatory for the financial year ended December 31, 2021.

The following amendments have been adopted as of or after January 1, 2021 in these financial statements and have not had a material impact on the Company’s accounts in the period of initial application, but may impact the accounting for future transactions:

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform, Phase 2 (effective from January 1, 2021)
•	Amendment to IFRS 16 – Covid-19-Related Rent Concessions beyond 30 June 2021 (effective from April 1, 2021)

The IASB and IFRIC have issued the following standards and amendments with an effective date after the date of these financial statements:

•	Amendments to IFRS 3 – Reference to the Conceptual Framework (effective from January 1, 2022)
•	Amendments to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use (effective from January 1, 2022)
•	Amendments to IAS 37 – Onerous Contracts: Costs of Fulfilling a Contract (effective from January 1, 2022)
•	IFRS 17 Insurance Contracts (effective from January 1, 2023)
•	Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current (effective from January 1, 2023)
•	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 – Disclosure of Accounting Policies (effective from January 1, 2023)
•	Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates (effective from January 1, 2023)
•	Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective from January 1, 2023)

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

The Company will adopt the above standards and amendments on their effective date, although the Company has reviewed the above standards and amendments and considers that they either do not apply to the Company or will not have a material impact in future periods.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Staff costs

Included in research and development expenses:

	2021	2020	2019
	(in thousands)
	£	£	£
Wages and salaries	3,931	3,492	3,304
Social security costs	465	430	395
Pension costs	189	189	140
Share-based payments	3,833	2,412	1,878
	8,418	6,523	5,717

Included in administrative expenses:

	2021	2020	2019
	(in thousands)
	£	£	£
Wages and salaries	1,407	1,387	1,190
Social security costs	136	135	115
Pension costs	40	47	37
Share-based payments	2,831	1,893	1,348
	4,414	3,462	2,690

Total employee benefit expense	12,832	9,985	8,407

The average number of staff employed under contracts of service were:

	2021	2020	2019
	(number)
Research and development activities	25	24	23
Administrative activities	5	6	5
	30	30	28

Directors’ remuneration & other benefits

	2021	2020	2019
	(in thousands)
	£	£	£
Directors’ remuneration	1,149	1,167	1,222
Pension and other benefits	57	61	52
	1,206	1,228	1,274

The number of directors who exercised share options in 2021 was 3 (2020: nil; 2019: 1). The gain on exercise of these options was £0.7 million (2020: £nil; 2019: £1.4 million).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Staff costs (continued)

The above amounts for remuneration include the following in respect of the highest paid director:

	2021	2020	2019
	(in thousands)
	£	£	£
Directors’ remuneration	850	861	780
Pension and other benefits	57	59	48
	907	920	828

4. Basic and diluted loss per share

	2021	2020	2019
	(in thousands, except per share data)
	£	£	£
Loss for the year	(40,533)	(30,682)	(21,412)
Basic and diluted weighted average number of shares	52,041	37,882	32,327

	£	£	£
Basic and diluted loss per share	(0.78)	(0.81)	(0.66)

Basic loss per share is calculated by dividing the loss for the year attributable to the equity holders of the Company by the weighted average number of shares outstanding during the year.

The equity-settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

5. Loss before tax

Loss before tax is stated after charging:

	2021	2020	2019
	(in thousands)
	£	£	£
Administrative expenses:
Amortization	535	478	377
Depreciation	407	412	341

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. Capital commitments and contingencies

Other commitments

Collaboration and License Agreements

Cardiff University License

In August 2009, we entered into a research, collaboration and license agreement with Cardiff University and University College Cardiff Consultants Ltd., or Cardiff Consultants, which we refer to as the Cardiff Agreement. The Cardiff Agreement was renewed with an effective date of January 1, 2018 for an additional two years on substantially the same terms. In February 2020, we amended the Cardiff Agreement to expire at the end of 2020, which amendment afforded us (at our sole discretion) an option to extend the expiration for one additional year until the end of 2021, and for further periods thereafter upon written agreement by the parties. In December 2020, we further amended the Cardiff Agreement to expire at the end of 2021.

At the end of 2021 we took the decision not to further extend the Cardiff Agreement. In December 2021 we served notice on Cardiff University and Cardiff Consultants to extend the license of the ProTide-related intellectual property owned or controlled by Cardiff University as of the date of the Cardiff Agreement or owned or controlled by Cardiff University during the term of that Agreement, which we refer to as the Cardiff Intellectual Property, granted to NuCana under the Cardiff Agreement for a period of three months from expiry of the Cardiff Agreement on 31 December 2021 whilst we continue evaluating additional ProTides generated under the Cardiff Agreement. The option to extend this license for a further three months from 31 March 2022 in exchange for making an additional payment to Cardiff University was not taken up.

Under the Cardiff Agreement, we collaborated with Cardiff University in the design, synthesis, characterization and evaluation of phosphoramidate prodrugs, which we refer to as ProTides, based on certain nucleosides. Cardiff University and Cardiff Consultants, which is a holder of intellectual property developed by Cardiff University, have assigned to us all rights in the results of the research under the Cardiff Agreement.

Upon our completion of the evaluation of the ProTides, we have the right to select one or more of the evaluated ProTides as candidates for potential development of a commercial product. Cardiff University and Cardiff Consultants have granted us an exclusive worldwide license to use for all purposes the Cardiff intellectual property in respect of the nucleoside family of our selected ProTides. This license survives expiration of the Cardiff Agreement. During the license period Cardiff University and Cardiff Consultants may not undertake any research for any competing third party on nucleoside families of interest to us where such research would make use of the Cardiff intellectual property, or to grant rights in the Cardiff intellectual property to any third party for use in connection with nucleosides of interest to us.

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

Cardiff ProTides Agreement

In October 2009, we entered into a license and collaboration agreement with Cardiff ProTides Ltd., or Cardiff ProTides, which agreement was subsequently amended and restated as an assignment, license and collaboration agreement in March 2012 and was further amended in May 2012, which we refer to as the ProTides Agreement. Under the ProTides Agreement, we collaborated with Cardiff ProTides in the discovery, drug design and in vitro screening of purine and pyrimidine-based nucleosides as potential drug candidates. We funded certain work at Cardiff ProTides, and Cardiff ProTides has assigned to us all rights in the results of its research under the ProTides Agreement. Cardiff ProTides also assigned to us patents related to certain compounds of interest, including with respect to Acelarin, and granted us an exclusive, worldwide license, including the right to grant sublicenses, to rights in and technical information related to certain unpatented compounds for all therapeutic, diagnostic, prognostic and prophylactic applications.

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

The ProTides Agreement expires, on a country-by-country basis, on the later of the expiration, invalidity, abandonment, lapsing or rejection of the last valid claim of an assigned patent or patent resulting from Cardiff ProTides’ research, or, if certain technical information licensed from Cardiff ProTides remains confidential or the product is covered by a period of data exclusivity, ten years from the date of first commercial sale of a product in such country. The ProTides Agreement may be sooner terminated on an uncured material breach, bankruptcy of a party or, by Cardiff ProTides, if we challenge, or assist in a challenge, of the validity or ownership of an assigned patent or patent resulting from Cardiff ProTides’ research, or fail to pay amounts payable under the ProTides Agreement. It may also be sooner terminated where sums payable by us remain unpaid for 45 days after we receive a notice from Cardiff ProTides that the relevant sums are overdue. Upon a termination of the ProTides Agreement, our license rights will terminate except where the breach results from certain breaches by Cardiff ProTides, in which case our license rights continue on a non-exclusive basis, subject to reduced payment obligations. Upon termination of the ProTides Agreement, including as a result of our breach, we will be under an obligation to assign back to Cardiff ProTides the patents which Cardiff ProTides originally assigned to us.

CROs and manufacturing commitments

We have agreed to make payments to CROs and manufacturers under various CRO and manufacturing agreements. We have not included further details on such contingent payment obligations as the amount, timing and likelihood of such payments are not fixed or determinable.

Other contingencies

Under the U.K. share-based payment plan, the Company granted unapproved share options that have fully vested. If and when these share options are exercised, the Company will be liable for the Employer Class 1 National Insurance payable to HMRC in the U.K. This contingent liability will be determined based on the market value of the shares on exercise less the exercise price paid by the option holders, at the prevailing rate of Employer National Insurance (currently 13.8%).  Based on the closing share price of ADSs on the Nasdaq Global Select Market on December 31, 2021, the last trading day of the period to which these financial statements relate, and assuming full exercise of all outstanding and vested unapproved share options on that date, the Employer National Insurance contingent liability would have been £0.4 million (December 31, 2020: £0.8 million).

As referenced in Note 10, during 2021 the Company provided a security of €3.0 million to cover the legal costs of Gilead Sciences Ireland UC and Gilead Sciences GmbH in the event that the Company is unsuccessful in the final outcome of the patent infringement litigation in Germany. Any cost reimbursement by the Company to the defendants is dependent on a range of potential outcomes, and the timing of those outcomes, with respect to the litigation, which are currently indeterminable. Therefore, no provision has been recognized with respect to these legal costs as the Company does not consider it probable that the litigation will be unsuccessful.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Income tax credit

The major components of income tax for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(in thousands)
	£	£	£
Current tax:
In respect of current year U.K.	7,185	5,516	4,325
In respect of current year U.S.	—	—	(1)
In respect of prior years U.K.	69	(22)	(86)
Total current tax	7,254	5,494	4,238

Deferred tax:
In respect of current year U.S.	15	—	1
In respect of prior years U.S.	—	(1)	—
Total deferred tax	15	(1)	1

Income tax credit	7,269	5,493	4,239

Current income tax receivable:
U.K. tax	7,185	9,818	8,477
U.S. tax	3	4	4
Current income tax receivable	7,188	9,822	8,481

Deferred tax:
U.S. tax	60	44	46

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Income tax credit (continued)

The credit for the year can be reconciled to the loss per the statement of operations as follows:

	2021	2020	2019
	(in thousands)
	£	£	£
Loss before tax	(47,802)	(36,175)	(25,651)
Tax on loss at standard U.K. tax rate of 19% (2020: 19%; 2019: 19%)	(9,082)	(6,873)	(4,874)
Effects of:
Expenses not deductible	4,757	3,972	2,912
Deduction for R&D	(9,415)	(7,228)	(5,667)
Losses surrendered for R&D tax credit	9,415	7,228	5,667
Deferred tax - PY adjustment	—	1	—
Overseas tax payable - current year	—	—	1
R&D tax credit - U.S.	(15)	—	(1)
R&D tax credit - current year	(7,185)	(5,516)	(4,325)
R&D tax credit - prior years	(69)	22	86
Deferred tax asset not recognized	4,325	2,901	1,962
Income tax credit	(7,269)	(5,493)	(4,239)

In the United Kingdom, the Company has not recognized a deferred tax asset in respect of tax losses carried forward or temporary differences on share-based compensation arrangements as at December 31, 2021 on the basis that the timing during which tax losses or temporary differences could be regarded as recoverable against future taxable profits cannot be determined with reasonable certainty. In the United States, a deferred tax asset, which relates to research & development tax credits, has been recognized to the extent that management consider that adequate future taxable profits will be available to realize the deferred tax asset.

Temporary differences and cumulative carry forward tax losses for which deferred tax has not been recognized amount to £74.4 million (2020: £57.5 million; 2019: £46.4 million), comprising temporary differences on share-based compensation arrangements of £4.1 million (2020: £9.9 million; 2019: £14.2 million) and cumulative carry forward tax losses of £70.3 million (2020: £47.6 million; 2019: £32.2 million).

In March 2021, the U.K. Government announced that from April 1, 2023 the corporation tax rate would increase to 25% for U.K. companies with annual profits of £250,000 or higher.  This was substantively enacted on May 24, 2021.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. Intangible assets

	Patents	Computer software	Total
	(in thousands)
	£	£	£
Cost:
At December 31, 2019	4,523	374	4,897
Additions	1,262	9	1,271
At December 31, 2020	5,785	383	6,168
Accumulated amortization:
At December 31, 2019	806	131	937
Charge for the year	383	95	478
At December 31, 2020	1,189	226	1,415
Cost:
At December 31, 2020	5,785	383	6,168
Additions	999	2	1,001
At December 31, 2021	6,784	385	7,169
Accumulated amortization:
At December 31, 2020	1,189	226	1,415
Charge for the year	441	94	535
Impairment	2,809	—	2,809
At December 31, 2021	4,439	320	4,759
Net book value:
At December 31, 2021	2,345	65	2,410
At December 31, 2020	4,596	157	4,753

On March 2, 2022 the Company announced that the Phase 3 clinical trial of Acelarin for patients with advanced biliary tract cancer was being discontinued following a pre-planned futility analysis by the trial’s Independent Data Monitoring Committee (“IDMC”). Management concluded that this was an indication of impairment and hence reviewed the assets associated with both the clinical trial and Acelarin. Based on this review, an impairment charge of £2.8 million was recognized, representing the full aggregate carrying value of the patents relating to Acelarin as at December 31, 2021.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Property, plant and equipment

	Right of use assets	Office and computer equipment	Fixtures and fittings	Total
	(in thousands)
	£	£	£	£
Cost:
At December 31, 2019	982	236	418	1,636
Additions	—	90	291	381
Re-measurement	115	—	—	115
Effect of foreign currency exchange differences	(10)	—	—	(10)
At December 31, 2020	1,087	326	709	2,122
Depreciation:
At December 31, 2019	191	160	176	527
Charge for the year	268	61	83	412
Effect of foreign currency exchange differences	(6)	—	—	(6)
At December 31, 2020	453	221	259	933
Cost:
At December 31, 2020	1,087	326	709	2,122
Additions	—	59	6	65
Re-measurement	4	—	—	4
Disposals	—	(6)	—	(6)
Effect of foreign currency exchange differences	2	—	—	2
At December 31, 2021	1,093	379	715	2,187
Depreciation:
At December 31, 2020	453	221	259	933
Charge for the year	266	34	107	407
Disposals	—	(6)	—	(6)
Effect of foreign currency exchange differences	2	—	—	2
At December 31, 2021	721	249	366	1,336
Net book value:
At December 31, 2021	372	130	349	851
At December 31, 2020	634	105	450	1,189

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. Other non-current assets

	2021	2020
	(in thousands)
	£	£
Other non-current assets	2,540	—

During 2021, the Company initiated legal proceedings against Gilead Sciences Ireland UC and Gilead Sciences GmbH for patent infringement in Germany. The Company was requested by the court to provide the defendants with a security of €3.0 million (£2.6 million) to cover the legal costs of the defendants in the event that the Company is unsuccessful in the final outcome of the legal proceedings. Subsequently, the Company provided the security in accordance with the court order by depositing €3.0 million with the court.

The extent to which the sum deposited will be reimbursed to the Company is dependent on a range of potential outcomes, and the timing of those outcomes, with respect to the patent infringement litigation in Germany, which is currently indeterminable.

11. Prepayments, accrued income and other receivables

	2021	2020
	(in thousands)
	£	£
Prepayments - manufacturing and clinical	1,598	2,177
Prepayments - other	1,551	1,625
Accrued income	5	4
VAT	998	813
Other receivables	9	9
	4,161	4,628

12. Share capital and share premium

	2021	2020	2019
	(in thousands)
	£	£	£
Share capital	2,087	2,047	1,299
Share premium	141,050	140,890	79,541
	143,137	142,937	80,840

	Number	Number	Number
	(in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	52,180	51,175	32,479
	52,180	51,175	32,479

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. Share capital and share premium (continued)

	Number of shares	Share capital	Share premium
	(in thousands)
		£	£
Fully paid shares:
Balance at December 31, 2019	32,479	1,299	79,541
Exercise of share options	33	1	14
Issue of share capital	18,663	747	61,335
Balance at December 31, 2020	51,175	2,047	140,890
Exercise of share options	1,005	40	160
Balance at December 31, 2021	52,180	2,087	141,050

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2021, 2020 or 2019.

13. Other reserves

	2021	2020	2019
	(in thousands)
	£	£	£
Own share reserve	(339)	(339)	(339)
Foreign currency translation reserve	(17)	(22)	(10)
Capital reserve	42,466	42,466	42,466
Share option reserve
Balance at beginning of year	24,782	20,620	17,564
Share-based payments	6,974	4,823	3,289
Exercise of share options	(1,222)	(68)	(132)
Forfeiture of share options	(310)	(518)	(63)
Lapse of share options	(197)	(75)	(38)
Balance at end of year	30,027	24,782	20,620
Total other reserves	72,137	66,887	62,737

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Other reserves (continued)

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

Share option reserve

The share option reserve is used to recognize the value of equity-settled share-based payments provided to employees, directors and consultants as part of their remuneration. Refer to Note 14 for further details of these plans.

14. Share-based payments

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

14. Share-based payments (continued)

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

2020 Long-Term Incentive Plan

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

2021 options

In 2021, share options were granted under the following share-based payment plan:

2020 Long-Term Incentive Plan

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

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Share-based payments (continued)

Share options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price per share
		£
Outstanding at January 1, 2019	4,406,252	1.90
Granted	1,202,150	10.82
Forfeited	(48,625)	10.42
Lapsed	(8,750)	3.90
Exercised[1]	(252,187)	0.50
Outstanding at December 31, 2019	5,298,840	3.91
Granted	2,665,639	4.03
Forfeited	(192,750)	10.89
Lapsed	(14,438)	7.42
Exercised[2]	(32,500)	0.45
Outstanding at December 31, 2020	7,724,791	3.78
Granted	4,329,913	1.91
Forfeited	(193,949)	5.26
Lapsed	(42,750)	11.21
Exercised[3]	(1,014,939)	0.20
Outstanding at December 31, 2021[4]	10,803,066	3.32
Vested and exercisable at December 31, 2021	4,138,803	3.51
Vested and exercisable at December 31, 2020	4,176,281	2.07
Vested and exercisable at December 31, 2019	3,811,736	1.15

1. The weighted average share price at the date of exercise of these options was £7.65
2. The weighted average share price at the date of exercise of these options was £4.63
3. The weighted average share price at the date of exercise of these options was £3.77
4. The exercise price of outstanding share options ranges from £0.04 to £18.05

The weighted average remaining contractual life of the share options outstanding as at December 31, 2021 is 7.59 years (2020: 5.77 years; 2019: 4.63 years).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Share-based payments (continued)

The following principal assumptions were used in the valuation for 2019 share options:

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

In the year ended December 31, 2019, an employee remuneration expense, all of which related to equity-settled share-based payments, of £3.2 million has been included in the statement of operations and credited to equity.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Share-based payments (continued)

The following principal assumptions were used in the valuation for 2020 share options:

	Options granted on
	June 10, 2020	Sept 9, 2020	Sept 9, 2020	Dec 9, 2020
Vesting dates	June 10, 2021	Sept 9, 2021	Sept 9, 2021	Dec 9, 2021
	June 10, 2022	Sept 9, 2022	Sept 9, 2022	Dec 9, 2022
	June 10, 2023	Sept 9, 2023	Sept 9, 2023	Dec 9, 2023
	June 10, 2024	Sept 9, 2024	Sept 9, 2024	Dec 9, 2024
Volatility	76.59%	82.98%	87.21%	81.26%
Dividend yield	0%	0%	0%	0%
Risk-free investment rate	0.003%	(0.08)%	(0.08)%	(0.03)%
Fair value of option at grant date	£2.76	£4.24	£4.24	£2.10
Fair value of share at grant date	£4.78	£4.28	£4.28	£3.48
Exercise price at date of grant	£4.78	£0.04	£0.04	£3.48
Lapse date	June 10, 2030	Sept 9, 2030	—	Dec 9, 2030
Expected option life (years)	4.50	3.50	2.50	4.50
Number of options granted	2,186,780	290,356	108,503	80,000

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

In the year ended December 31, 2020, an employee remuneration expense, all of which related to equity-settled share-based payments, of £4.3 million (2019: £3.2 million) has been included in the statement of operations and credited to equity.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Share-based payments (continued)

The following principal assumptions were used in the valuation for 2021 share options:

	Options granted on
	Jan 13, 2021	Feb 10, 2021	Feb 10, 2021
Vesting dates	Jan 13, 2022	Feb 10, 2022	Feb 10, 2022
	Jan 13, 2023	Feb 10, 2023	Feb 10, 2023
	Jan 13, 2024	Feb 10, 2024	Feb 10, 2024
	Jan 13, 2025	Feb 10, 2025	Feb 10, 2025
Volatility	81.42%	87.66%	81.45%
Dividend yield	0%	0%	0%
Risk-free investment rate	0.01%	0.01%	0.11%
Fair value of option at grant date	£2.37	£4.49	£2.74
Fair value of share at grant date	£3.92	£4.53	£4.53
Exercise price at date of grant	£3.92	£0.04	£4.53
Lapse date	Jan 13, 2031	—	Feb 10, 2031
Expected option life (years)	4.50	2.50	4.50
Number of options granted	200,000	91,888	872,775

	Feb 10, 2021	Aug 11, 2021	Sept 15, 2021
Vesting dates	Feb 10, 2022	Aug 11, 2022	Sept 15, 2022
	Feb 10, 2023	Aug 11, 2023	Sept 15, 2023
	Feb 10, 2024	Aug 11, 2024	Sept 15, 2024
	Feb 10, 2025	Aug 11, 2025	Sept 15, 2025
Volatility	83.86%	81.07%	79.60%
Dividend yield	0%	0%	0%
Risk-free investment rate	0.05%	0.28%	0.21%
Fair value of option at grant date	£4.49	£0.95	£1.67
Fair value of share at grant date	£4.53	£1.57	£1.71
Exercise price at date of grant	£0.04	£1.57	£0.04
Lapse date	Feb 10, 2031	Aug 11, 2031	—
Expected option life (years)	3.50	4.50	2.50
Number of options granted	337,000	430,000	140,650

	Sept 15, 2021	Sept 15, 2021	Dec 15, 2021
Vesting dates	Sept 15, 2022	Sept 15, 2022	Dec 15, 2022
	Sept 15, 2023	Sept 15, 2023	Dec 15, 2023
	Sept 15, 2024	Sept 15, 2024	Dec 15, 2024
	Sept 15, 2025	Sept 15, 2025	Dec 15, 2025
Volatility	82.06%	80.90%	81.80%
Dividend yield	0%	0%	0%
Risk-free investment rate	0.29%	0.36%	0.48%
Fair value of option at grant date	£1.67	£1.04	£1.05
Fair value of share at grant date	£1.71	£1.71	£1.72
Exercise price at date of grant	£0.04	£1.71	£1.72
Lapse date	Sept 15, 2031	Sept 15, 2031	Dec 15, 2031
Expected option life (years)	3.50	4.50	4.50
Number of options granted	603,900	1,488,700	165,000

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Share-based payments (continued)

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to 2 years after vesting. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted until October 2, 2017, it is not possible to derive historical volatility from the Company’s ADSs prior to October 2017. For options with an estimated life of greater than four years, the underlying expected volatility was determined by using the historical volatility of similar listed entities as a proxy. The volatility percentage applied to each tranche is the average of the historical volatility of comparable companies to the Company. Options granted with an estimated life of four years or less, have been valued using the Company’s own historical volatility rates.

In the year ended December 31, 2021, an employee remuneration expense, all of which related to equity-settled share-based payments, of £6.7 million (2020: £4.3 million; 2019: £3.2 million) has been included in the statement of operations and credited to equity.

15. Leases

The Company has lease contracts solely for office space with lease terms of between two and five years. Generally, the Company is restricted from assigning and subleasing the leased assets. There are a number of lease contracts that include extension and termination options and variable lease payments, which are further discussed below.

Refer to Note 9 for the carrying amounts of right of use assets recognized and the movements during the year.

The carrying amounts of lease liabilities and the movements during the year are as follows:

	2021	2020
	(in thousands)
	£	£
At January 1	645	806
Re-measurement of liability	4	115
Accretion of interest	18	26
Payments	(296)	(297)
Effect of foreign currency exchange differences	—	(5)
At December 31	371	645

Classified as:
Current	207	278
Non-current	164	367
	371	645

The maturity analysis of lease liabilities is as follows:

	2021	2020
	(in thousands)
	£	£
Contractual undiscounted payments
Not later than 1 year	216	296
Later than 1 year and not later than 3 years	169	307
Later than 3 years and not later than 5 years	—	74
Total contractual undiscounted payments	385	677
Less: effect of discounting	(14)	(32)
Discounted lease liabilities	371	645

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. Leases (continued)

The following amounts are recognized in the statements of operations with respect to lease contracts:

	2021	2020	2019
	(in thousands)
	£	£	£
Depreciation expense of right of use assets	266	268	193
Interest expense on lease liabilities (included in administrative expenses)	18	26	21
Total amount recognized in statements of operations	284	294	214

The Company had total net cash outflows for leases of £0.3 million in 2021 (2020: £0.3 million).

The Company has one lease contract with variable payments where the lease costs after the first year of the lease are increased based upon a consumer price index. The lease liability for this lease was re-measured at December 31, 2021. All other lease contracts have fixed payments.

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

Based upon the current lease cost, the undiscounted future rental payments of potential extension options that are not included in the lease liability are as follows:

	2021	2020
	(in thousands)
	£	£
Extension options not expected to be exercised
Not later than 5 years	830	591
Later than 5 years	148	387
Total	978	978

16. Related party disclosures

Compensation of key management personnel of the Company

	2021	2020	2019
	(in thousands)
	£	£	£
Short-term employee benefits	2,165	1,658	1,686
Pension and other benefits	104	79	69
Share-based payments	5,637	3,377	1,976
	7,906	5,114	3,731

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting year.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. Cash and cash equivalents

	2021	2020
	(in thousands)
	£	£
Cash and cash equivalents	60,264	87,356

Cash and cash equivalents comprise cash at banks with deposit maturity terms of three months or less, which is subject to insignificant risk of changes in value. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.

Liquidity risk is minimal and is managed using deposits with immediate and varied fixed term dates.

18. Financial instruments risk management

The Company is exposed to market risk arising from exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in the two main currencies the Company operates in, placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of December 31, 2021, the Company had cash and cash equivalents of £60.3 million. As of December 31, 2020, the company had cash and cash equivalents of £87.4 million. Exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates. The Company’s surplus cash and cash equivalents are invested in interest bearing accounts and certificates of deposit from time to time which earn interest at fixed or variable rates based on the terms agreed for each account. The Company has not entered into investments for trading or speculative purposes.

Financial assets subject to fixed or variable interest rates are as follows:

	2021	2020
	(in thousands)
	Carrying amount	Carrying amount
	£	£
Financial assets at short-term fixed rates
Cash and cash equivalents	24,515	48,432
Financial assets at variable rates
Cash and cash equivalents	31,024	5,470
Non-interest bearing cash balances
Cash and cash equivalents	4,725	33,454

An increase in the bank interest rates by 0.5 percentage points would increase the net annual interest income applicable to the cash and cash equivalents held on variable and short-term fixed rate deposits by £278,000 (2020: £270,000).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. Financial instruments risk management (continued)

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

The Company does not use derivative instruments to manage exchange rate exposure.

Financial assets and liabilities in foreign currencies, primarily held in U.S. dollars, are as follows:

	2021	2020
	(in thousands)
	Carrying amount	Carrying amount
	£	£
Financial assets
Prepayments, accrued income and other receivables	2,063	2,079
Current income tax receivable	4	4
Cash and cash equivalents	41,371	70,419

Financial liabilities
Trade payables	773	409
Payroll taxes and social security	1	1
Lease liabilities	55	105
Accrued expenditure	915	926

A 1% increase in the value of the U.K. pound sterling relative to the U.S. dollar would reduce the carrying value of net financial assets and liabilities in foreign currencies by £417,000 (2020: £711,000).

Credit risk

The Company actively manages cash and cash equivalents across a number of banks and has deposits with different maturity dates. The Company monitors the credit rating of those banks.

All of the Company’s cash and cash equivalents at December 31, 2021 were held at U.K. and U.S. financial institutions with short-term A-rated credit ratings, as assessed by recognized international credit rating agencies.  As a result, no provision for expected credit losses has been recognized.

19. Events after the reporting period

On March 2, 2022, it was announced the Company’s Phase 3 clinical trial of Acelarin for patients with advanced biliary tract cancer was being discontinued following a pre-planned futility analysis by the trial’s IDMC. As disclosed in Note 8, as a result of this announcement an impairment of intangible assets of £2.8 million has been recognized as at December 31, 2021. The announcement is an adjusting event, as the data that supported the recommendation of the IDMC to discontinue the clinical trial existed at December 31, 2021, although this data had not been compiled, analyzed or communicated to the IDMC at that time.