Form 20-F
period 2022-12-31
NuCana plc
filed 2023-04-04
CIK 1709626

As filed with the Securities and Exchange Commission on April 4, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 52,372,887 ordinary shares, par value £0.04 per share.

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
Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as at December 31, 2022, 2021, 2020, 2019, and 2018 and for the years ended December 31, 2022, 2021, 2020, 2019, and 2018 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The financial statement data as at December 31, 2020, 2019 and 2018 and for the years ended December 31, 2019 and 2018 have been derived from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by IASB.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.
Selected Financial Data

The following tables summarize our consolidated financial data as of the dates and for the periods indicated. The consolidated financial data as of and for the years ended December 31, 2022, 2021, 2020, 2019 and 2018 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standard Board, or IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report.

	Year Ended December 31,
	2022	2021	2020	2019	2018
	(in thousands, except per share data)
Consolidated statement of operations and comprehensive loss data:
Research and development expenses	£(36,426)	£(36,834)	£(25,899)	£(19,728)	£(16,846)
Administrative expenses	(7,291)	(8,529)	(7,050)	(5,953)	(5,184)
Impairment of intangible assets	(292)	(2,809)	—	—	—
Net foreign exchange gains (losses)	4,887	267	(3,472)	(1,019)	2,902
Operating loss	(39,122)	(47,905)	(36,421)	(26,700)	(19,128)
Finance income	669	103	246	1,049	1,065
Loss before tax	(38,453)	(47,802)	(36,175)	(25,651)	(18,063)
Income tax credit	6,432	7,269	5,493	4,239	4,223
Loss for the year	(32,021)	(40,533)	(30,682)	(21,412)	(13,840)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	61	5	(12)	(11)	12
Total comprehensive loss for the year	£(31,960)	£(40,528)	£(30,694)	£(21,423)	£(13,828)

Basic and diluted loss per share	£(0.61)	£(0.78)	£(0.81)	£(0.66)	£(0.43)

	As of December 31,
	2022	2021	2020	2019	2018
	(in thousands)
Consolidated statement of financial position data:
Cash and cash equivalents	£41,912	£60,264	£87,356	£51,962	£76,972
Total assets	58,254	77,474	107,792	70,268	87,185
Share capital	2,095	2,087	2,047	1,299	1,289
Share premium	141,108	141,050	140,890	79,541	79,426
Accumulated deficit	(180,573)	(149,726)	(110,594)	(80,055)	(58,813)
Capital reserve (1)	42,466	42,466	42,466	42,466	42,466
Net assets/Total equity attributable to equity holders of the Company	38,502	65,548	99,230	63,522	81,594
Total liabilities	(19,752)	(11,926)	(8,562)	(6,746)	(5,591)

Number of shares	52,373	52,180	51,175	32,479	32,226

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

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Our business has significant risks. You should carefully consider the following risk factors and all other information contained in our Annual Report on Form 20-F for the year ended December 31, 2022 (our “Annual Report”) and in subsequent reports filed on Form 6-K, including our consolidated financial statements and the related notes. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to our business, results of operations and financial condition. If any of these risks materialize, our business, results of operations or financial condition could suffer and the price of the ADSs could decline. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect our business, results of operations and financial condition.

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

We have incurred significant operating losses since our inception. We incurred net losses of £13.8 million for the year ended December 31, 2018, £21.4 million for the year ended December 31, 2019, £30.7 million for the year ended December 31, 2020, £40.5 million for the year ended December 31, 2021, and £32.0 million for the year ended December 31, 2022. As of December 31, 2022, we had an accumulated deficit of £180.6 million. Our product candidate, NUC-3373, is currently in a Phase 1b/2 clinical trial, in combination with other agents, in patients with advanced colorectal cancer. We have also initiated a randomized Phase 2 clinical trial of NUC-3373, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer. In addition, we have initiated a Phase 1b/2 modular clinical trial of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab in patients with advanced solid tumors and in combination with docetaxel in patients with lung cancer. Our product candidate NUC-7738 is currently in the Phase 2 part of a Phase 1/2 clinical trial for patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy and in combination with pembrolizumab. It may be several years, if ever, before we have a product candidate ready for commercialization. To date, we have financed our operations primarily through public and private placements of our equity securities. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we:

•
continue development of our ProTides, including completing ongoing clinical trials and initiating additional clinical trials of NUC-3373 and NUC-7738;
•
complete preclinical studies and potentially initiate clinical trials of any preclinical-stage product candidates;
•
identify and develop new product candidates;
•
establish a robust supply chain for the manufacture of our product candidates in accordance with current good manufacturing practice, or cGMP;
•
seek marketing approvals for our product candidates that successfully complete pivotal clinical trials;
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

In addition, protecting our intellectual property may result in litigation aimed at enforcing or defending our patents. Intellectual property litigation is expensive and, in the event that we lose any such litigation, we may be subject to additional significant legal expense, including the potential requirement to pay the legal expenses of opposing parties.

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

We depend heavily on the success of our product candidates, NUC-3373 and NUC-7738. We cannot give any assurance that these product candidates will receive regulatory approval for any indication, which is necessary before any of them can be commercialized. If we, and any collaborators with whom we may enter into agreements for the development and commercialization of any of these product candidates, are unable to commercialize them, or experience significant delays in doing so, our ability to generate revenue and our financial condition will be adversely affected.

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

As of December 31, 2022, we had £41.9 million in cash and cash equivalents. We believe, based upon our current operating plan, that, our cash and cash equivalents on hand will be sufficient to fund our anticipated operations for at least the next twelve months. Our future capital requirements and the period for which we expect our existing resources to support our operations may vary significantly from what we expect. Our monthly spending levels vary based on new and ongoing research and development and other corporate activities. Because the length of time and activities associated with successful research and development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. In addition, our future capital requirements will depend on many factors, and could increase significantly as a result of many factors, including:

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

As a United Kingdom resident company, we are subject to U.K. corporate taxation. We have generated losses since inception. As of December 31, 2022, we had cumulative carry forward tax losses of £84.6 million. Subject to any relevant restrictions, including the Corporate Income Loss Restriction and the Corporate Capital Loss Restriction that, broadly, restrict the amount of carried forward losses that can be utilized to 50% of group profits or gains arising above £5.0 million per tax year, we expect these to be available to carry forward and offset against future operating profits.

As a company that carries out extensive research and development activities, we benefit from the United Kingdom research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% in respect of eligible research and development expenditures incurred prior to April 1, 2023. This rate generally reduces to a general rate of 18.6% in respect of expenditure incurred on or after April 1, 2023. However, at the Spring Budget 2023, the U.K. Government announced a new tax credit rate under this scheme for R&D intensive companies, which will amount to a payable tax credit of up to 26.97% of eligible research and development expenditures incurred on or after April 1, 2023. R&D intensive companies will be those that spend 40% or more of their total expenditure on qualifying R&D in a given period, although detailed guidance and draft legislation on this new rate is yet to be published. Based on the amount of our qualifying R&D expenditure in the fiscal year ended December 31, 2022 and our expectations as to the amount of our qualifying R&D expenditure in the current fiscal year, we believe that we qualified as an R&D intensive company for 2022 and we currently expect to qualify for 2023. Our qualifying expenditures largely comprise employment costs for research staff, consumables and subcontract costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.68% in respect of eligible research and development expenditures incurred prior to April 1, 2023 (reducing to a general rate of 12.09%, or, on the assumption that the new R&D intensive companies rules will also apply to subcontracted R&D, an enhanced rate of 17.53% for R&D intensive companies, in respect of expenditure incurred on or after April 1, 2023). The majority of our pipeline research, clinical trials management and manufacturing development activities are currently eligible for inclusion within these tax credit cash rebate claims. In relation to accounting periods beginning on or after April 1, 2021 there is a cap on payable credit claims in excess of £20,000 by reference to, broadly, three times the total Pay As You Earn, or PAYE, and national insurance contributions, or NICs, liability of the company. Unless an exemption applies, this could restrict the amount of payable credit that we can claim. In addition to the rate reductions referred to above, there are further changes to the U.K.’s research and development tax regime which will apply in respect of expenditure incurred on or after April 1, 2024. These include the introduction of a territoriality restriction to refocus the relief on activity carried out in the U.K.. This is subject to an exemption where it would be wholly unreasonable for the claimant to replicate the conditions necessary for the research and development activity within the U.K.. This new requirement may have an impact on our ability to claim relief in respect of certain costs in the future. The U.K. Government is considering and has consulted on further reforms to the United Kingdom’s research and development tax relief system, including the introduction of a new single research and development tax relief regime in place of the two regimes currently in place and these reforms may also affect our ability to claim such relief in the future. Also, we may not be able to continue to claim payable research and development tax credits in the future because we may no longer qualify as a small or medium-sized company.

We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenues from patented products to be taxed at an effective rate of 10%. As we have many different patents covering our products, future upfront fees, milestone fees, product revenues and royalties could be taxed at this favorably low tax rate. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term lower rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the United Kingdom research and development tax credit regime (whether as a result of the potential reform of the U.K. research and development tax regime outlined above, or otherwise) or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an arbitrary or unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, His Majesty’s Revenue & Customs, or HMRC, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including methodologies for valuing developed technology and amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

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

As a company based in the United Kingdom, our business is subject to risks associated with conducting business internationally. Many of our suppliers and collaborative and clinical trial relationships are located outside of the United States. Accordingly, our future results could be harmed by a variety of factors, including:

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

We may be adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. As a result of inflation, we have experienced and may continue to experience, cost increases. Although we may take measures to mitigate the impact of this inflation, if these measures are not effective our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost inflation is incurred.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and its financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. A statement issued on March 12, 2023, by the Department of the Treasury, the Federal Reserve and the FDIC stated that all depositors of SVB would have access to all of their money, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC. In the United Kingdom, on March 13, 2023, the Bank of England, or BoE, issued a press release stating that the BoE, in consultation with the Prudential Regulation Authority, or PRA, HM Treasury, or HMT, and the Financial Conduct Authority, or FCA, had taken the decision (using the resolution powers for stabilizing failing banks under the Banking Act 2009) to sell Silicon Valley Bank UK Limited, or SVBUK, the U.K. affiliate of SVB, to HSBC UK Bank Plc. According to the press release, the BoE and HMT confirmed that depositors would have access to all of their money with SVBUK as a result of this transaction. However, if any of our other counterparties to instruments such as uninsured deposit accounts, credit agreements, letters of credit and certain other financial instruments were to be placed into receivership, we may be unable to access such funds. In addition, if any parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to SVB credit agreements and arrangements, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of SVB and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediate liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, the following:

•
Delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;
•
Loss of access to revolving existing credit facilities or other working capital sources and/or the inability to refund, roll over or extend the maturity of, or enter into new credit facilities or other working capital resources;
•
Potential or actual breach of contractual obligations that require us to maintain letters of credit or other credit support arrangements; or
•
Termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S., U.K. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by parties with whom we conduct business, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a party with whom we conduct business may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy. Any bankruptcy or insolvency, or the failure to make payments when due, of any counterparty of ours, or the loss of any significant relationships, could result in material losses to us and may material adverse impacts on our business.

The COVID-19 pandemic or future pandemics or public health crises could adversely impact our business, including our preclinical studies and clinical trials.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. The coronavirus, SARS-CoV-2, which causes COVID-19, and its variants have spread to every country in the world and throughout the United States and the United Kingdom. Many countries, as well as most states of the United States, reacted by instituting quarantines, “lockdowns” and other public health restrictions on leisure activities, work and travel. Although pandemic-related restrictions have been eased or removed in most geographies, our business remains subject to pandemic-related controls, which may become more restrictive at any time. We rely on third-party manufacturers, distributors, information technology and software service providers, law and accounting firms, CROs, and consultants who are subject to, or may become subject to, pandemic-related controls. COVID-19 may also affect employees of third-party CROs located in affected geographies that we rely upon to carry out clinical trials. If these third parties cannot perform the services we require in a timely way and we cannot successfully implement replacements or workarounds, our business, results of operations, and financial condition could be harmed. As a result of the COVID-19 pandemic, or potential future pandemics, we have experienced and may in the future experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:

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
•
interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by national, state or local governments, employers and others or interruption of clinical trial subject visits and trial procedures (particularly any procedures that may be deemed non-essential), which may impact the integrity of subject data and clinical trial endpoints;
•
interruption or delays in the operations of the FDA, the EMA or other foreign regulatory agencies, which may impact approval timelines;
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

The ongoing conflict in Ukraine could adversely impact our business, in particular with respect to enrollment and data collection in any clinical trials of our product candidates conducted in Ukraine, Russia or Belarus.

The ongoing military conflict in Ukraine could disrupt our clinical trials and increase our costs in this region. Although the length and impacts of any military action are highly unpredictable, clinical trial sites in Ukraine, Russia and Belarus and neighboring countries could suspend or terminate their participation in trials, and patients and physicians could be forced to evacuate or voluntarily choose to relocate far from clinical trial sites, making them unavailable and potentially making data collection more difficult or not possible. Any such difficulties at clinical trial sites, or the unavailability of such clinical trial sites, could result in delays in enrolling or completing clinical trials, the need to identify alternative clinical trial sites, and increased overall development costs. Furthermore, the United States and its European allies have imposed significant sanctions against Russia and Belarus, including embargoes, sanctions and other restrictions targeting major Russian financial institutions. Our ability to conduct future clinical trials or purchases from suppliers located in Russia, Belarus and parts of Ukraine and elsewhere in the region has become restricted under applicable sanctions laws. All of the foregoing could impede the execution of our clinical development plans, which could materially harm our business.

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

Our business may be negatively impacted by future changes in applicable regulatory regimes.

We may face new regulatory costs and challenges that could have an adverse effect on our operations. The regulatory frameworks applicable to our operations and the development of our product candidates, including those with respect to the FDA and the EMA, can change at any time as a result of political decisions. Any changes to the applicable regulatory frameworks could have a material impact on our plans and development strategy, including our supply of investigational medicinal products. Furthermore, the implications of the withdrawal of the United Kingdom from the European Union and any other significant European political changes could result in disruption that could in turn delay the approval of new medicines at the EMA.

Risks Related to Development of Our Product Candidates

Initial success in the completed and ongoing early-stage clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

NUC-3373 is currently being evaluated, in combination with other agents, in a Phase 1b/2 clinical trial in patients with advanced colorectal cancer. We have also initiated a randomized Phase 2 clinical trial of NUC-3373, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer. In addition, we have initiated a Phase 1b/2 modular clinical trial of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab in patients with advanced solid tumors and in combination with docetaxel in patients with lung cancer. Favorable results obtained from our Phase 1 clinical trial of NUC-3373 in patients with advanced solid tumors and our ongoing Phase 1b/2 clinical trial of NUC-3373 in patients with advanced colorectal cancer may not be replicated in any future clinical trials. Similarly, while NUC-7738 is currently being evaluated in the Phase 2 part of a Phase 1/2 clinical trial in patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy and in combination with the PD-1 inhibitor pembrolizumab, favorable results obtained to date may not be replicated in any future clinical trials. In addition, data generated in these early-stage trials in particular are not the basis on which marketing approval by the FDA or a comparable foreign regulatory authority would be sought. Furthermore, the results of our clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for marketing approval. Statistical significance means that an effect is unlikely to have occurred by chance. Clinical trial results are considered statistically significant when the probability of the results occurring by chance, rather than from the efficacy of the product candidate, is sufficiently low. There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies.

Preliminary and interim data from our clinical trials that we may announce or publish from time to time may change as patient enrollment continues, patient data are further examined and more patient data become available.

From time to time, we may announce or publish preliminary or interim data from our clinical studies, which include preliminary or interim data from our clinical trials, including those from the Phase 1b/2 clinical trial in patients with advanced colorectal cancer, Phase 2 clinical trial of NUC-3373 for the second-line treatment of patients with advanced colorectal cancer, or the Phase 1b/2 modular clinical trial of NUC-3373 in patients with advanced solid tumors, the Phase 2 part of the Phase 1/2 trial of NUC-7738 for patients with advanced solid tumors, and any future clinical trials of any of product candidates. Preliminary and interim data from a clinical trial are not always entirely representative of final data. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, patient data are further examined, more patient data become available, and we prepare and issue our final clinical trial report. As a result, preliminary and interim data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the preliminary or interim data could significantly harm our business prospects.

We are relatively early in our development efforts. If we are unable to successfully develop and commercialize our product candidates or experience significant delays in doing so, our business will be harmed.

We currently do not have any products that have gained marketing approval. We have invested substantially all of our efforts and financial resources identifying and developing our ProTides, such as NUC-3373 and NUC-7738, as well as Acelarin for which we discontinued the NuTide:121 clinical trial in March 2022. Our ability to generate product revenues, which may not occur for several years, if ever, will depend on the successful development and eventual commercialization of our product candidates: NUC-3373, for which a Phase 1b/2 clinical trial in patients with advanced colorectal cancer, Phase 2 clinical trial of NUC-3373 for the second-line treatment of patients with advanced colorectal cancer and Phase 1b/2 modular clinical trial of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab, in patients with advanced solid tumors or in combination with docetaxel in patients with lung cancer are ongoing; and NUC-7738, for which the Phase 2 part of the Phase 1/2 trial is ongoing which is evaluating NUC-7738 as a monotherapy and in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors. We currently do not generate any revenues from sales of any products, and we may never be able to develop or commercialize a marketable drug. Each of our product candidates will require development, management of development and manufacturing activities, marketing approval in multiple jurisdictions, obtaining manufacturing supply, building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenues from drug sales.

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

The risk of failure in drug development is high. NUC-3373 is currently being studied in two Phase 1b/2 trials and a Phase 2 trial, and NUC-7738 is in the Phase 2 part of a Phase 1/2 trial. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in patients. Clinical trials are expensive, difficult to design and implement and can take several years to complete, and their outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Further, the results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval.

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

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval for our product candidates. The FDA may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials. For example, the FDA published guidance in 2022 on “Project Optimus”, an initiative to reform dose selection in oncology drug development. If the FDA does not believe we have sufficiently demonstrated that the selected doses for our investigational products maximize not only the efficacy of the investigational product, but the safety and tolerability as well, our ability to initiate new studies may be delayed. Even if we conducted the additional studies or generated the additional information requested, the FDA could disagree that we have satisfied their requirements, all of which will cause significant delays and expense to our programs.

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

The regulatory environment surrounding information security and privacy is increasingly demanding, and these laws and regulations are increasing in complexity and number, and may change frequently and sometimes conflict. We are subject to numerous regulations governing the protection of personal and confidential information of our clinical trial subjects, clinical investigators, and employees, including in relation to medical records, credit card data and financial information, which encompass state privacy and confidentiality laws (including state laws requiring disclosure of breaches), federal and state consumer protection and employment laws, the Health Insurance Portability and Accountability Act, or HIPAA, and European and other foreign data protection laws. For example, the European Union General Data Protection Regulation, or GDPR, is applicable in all E.U. member states and member states of the European Economic Area, or E.E.A. Following the United Kingdom’s withdrawal from the European Union, the data protection obligations of the GDPR continue to apply to U.K.-related processing of personal data in substantially unvaried form and fashion (retained in U.K. law as the “U.K. GDPR”).

We are subject to the GDPR and/or U.K. GDPR when conducting clinical trials involving U.K.- or E.E.A.-based data subjects (whether the trials are conducted directly by us or through a clinical vendor or collaborator) or offering approved products (or any other products or services) to U.K. or E.E.A. based data subjects (regardless of whether involving a U.K. or E.E.A. based subsidiary or operation), when monitoring of their behavior of data subjects in the United Kingdom or E.E.A. and/or when acting through a U.K.- or E.E.A.-based subsidiary, operation or other establishment.

The GDPR (and U.K. GDPR) sets out a number of requirements that must be complied with when handling personal data (i.e. data relating to an identified or identifiable living individual) in these circumstances, including: the obligation to appoint data protection officers in certain circumstances; accountability and record-keeping obligations; transparency obligations for data controllers; the obligation to carry out ‘data protection impact assessments’ in certain circumstances; rights for data subjects (such as rights for individuals to be “forgotten”, rights to data portability, rights to object etc.); a stringent standard of data subject consent; and the obligation to notify certain significant personal data breaches to the relevant Supervisory Authority(ies) and affected individuals. In addition, the GDPR provides a very broad definition of what constitutes personal data (for example, the GDPR expressly clarifies that it applies to ‘pseudonymized’ (i.e., key-coded) data). A number of opinions from Supervisory Authorities has further supported a very wide interpretation of the concept of personal data and, thus, the application of the GDPR.

The GDPR and U.K. GDPR also impose strict rules on the transfer of personal data out of the E.E.A. and U.K. to U.S. and other Third Countries. Recent legal developments in the European Union have created further complexity and uncertainty regarding transfers of personal data from the E.E.A. and United Kingdom to the United States, e.g. on July 16, 2020, the Court of Justice of the European Union, or CJEU, made it clear that reliance on any of the specific safeguards for data transfers provided for in the GDPR (the most common of which is the standard contractual clauses, a standard form contract approved by the European Commission) alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. Guidance from the European Data Protection Board on what is required by way of additional measures further emphasized the challenges of transferring personal data, in particular unencrypted data, from the E.E.A. A small number of enforcement decisions have also been issued. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses can/cannot be used, and/or increase their enforcement activities, we could suffer additional costs, complaints, and/or regulatory scrutiny, investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results and generally increase compliance risk.

On June 28, 2021, the European Commission adopted an ‘adequacy decision’ in respect of the United Kingdom, allowing the unrestricted transfer of personal data from the E.E.A. to the United Kingdom. The adequacy decision is intended to apply for a period of four years; however, the Commission is also tasked with monitoring developments in the United Kingdom on an ongoing basis; if it considers that the United Kingdom no longer ensures an essentially equivalent level of data protection, the decision could be suspended or repealed. Were the adequacy decision to be invalidated or withdrawn, this would likely necessitate additional compliance costs and increase our overall risk.

On December 13, 2022, the European Commission launched the process to adopt a new adequacy decision for the ‘E.U. - U.S. Data Privacy Framework’, which would allow personal data to be transferred from the E.E.A to U.S. entities who self-certify under the Data Privacy Framework. Although there is no specified timeframe for the adequacy decision, it is expected to be approved at some point in the Summer of 2023. While the Data Privacy Framework adequacy decision (if issued) will, in principle, make it easier to transfer personal data from the E.E.A. to the U.S., prominent European privacy campaigners have already indicated their intention to bring a legal challenge against any such decision. Consequently, it is expected that the uncertainty surrounding data transfers will continue in 2023 and beyond.

The GDPR also provides that E.E.A. member states may make their own further laws and regulations to introduce specific requirements related to the processing of: “special categories of personal data”, including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offences or convictions — for example, in the United Kingdom, the Data Protection Act 2018 complements the GDPR in this regard in the United Kingdom. This fact may lead to greater divergence on the law that applies to the processing of such data types across the E.E.A. and U.K., compliance with which as and where applicable may increase our costs and could increase our overall risk.

Now that the United Kingdom is no longer a member of the European Union, there is increasing scope for divergence in application, interpretation and enforcement of the data protection law between the United Kingdom and European Union. On March 8, 2023, the U.K. Government presented the ‘Data Protection and Digital Information Bill’ to Parliament, seeking to amend various aspects of the United Kingdom’s data protection regime. As currently drafted, the Bill will result in only minor changes to the substance of the U.K. GDPR, and so the United Kingdom will remain very closely aligned with the European Union in this regard. However, any changes relating to the U.K. and E.U. position regarding aspects of data protection law may lead to additional compliance costs and could increase our overall risk. There are also concerns that changes to the U.K. regime, in particular changes to the data transfer rules, could increase the risk of the European Commission’s adequacy decision in respect of the U.K. being invalidated or withdrawn.

Alongside the GDPR, the European Union has a number of new laws currently going through the legislative process, including the European Health Data Space (EHDS) Regulation. The EHDS Regulation may, for example, require us to make health data available to other organizations in this sector (in an anonymized form) and to the patients themselves. Although this law is still only in the initial stages and so unlikely to be applicable for several years, we may have to devote substantial resources to understanding and preparing for it.

These laws and regulations are increasing in complexity and number, and new regulatory guidance and case law means the regulatory landscape changes frequently. Complying with these numerous, complex and often changing regulations is expensive and difficult. Failure by us, any partners, our service providers, or our employees or contractors to comply with the GDPR could result in regulatory investigations, enforcement notices and/or fines of up to the higher of €20 million or up to 4% of our total worldwide annual turnover. Further, following the withdrawal of the United Kingdom from the European Union, we now have to comply with the GDPR and U.K. GDPR separately, each regime separately having the ability to fine up to the higher of €20 million / £17.5 million or 4% of global turnover. Numerous multi-million € / £ fines have been issued by supervisory authorities across the E.E.A. and by the U.K. Information Commissioner’s Office. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by non-compliant actors.

In addition to the foregoing, a breach of privacy laws or data security laws, particularly those resulting in a significant security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on our business, reputation and financial condition. In addition, widely publicized security breaches are increasingly being followed in the European Union by large ‘class action’ style claims. Although these have yet to succeed in any significant compensation orders, defending these claims is costly and could still result in substantial liability for compensation and legal fees. As a data controller, we are accountable for any third-party service providers we engage to process personal data on our behalf, including our CROs. We attempt to mitigate the associated risks by performing security assessments and due diligence of our vendors and requiring all such third-party providers with data access to sign agreements, and obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines, penalties and/or other enforcement actions outlined above.

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

If the FDA or a comparable foreign regulatory authority approves any of our product candidates, activities such as the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The FDA or a comparable foreign regulatory authority may also impose requirements for costly post-marketing preclinical studies or clinical trials and surveillance programs to monitor the safety or efficacy of the product. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding use of their products, and if we promote our products beyond their approved indications or in a way that is inconsistent with the FDA-approved labeling, we may be subject to enforcement actions or prosecution arising from that off-label promotion. Violations of the Federal Food, Drug, and Cosmetic Act, or the FD&C, relating to the promotion of prescription drugs may also lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws.

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
•
HIPAA imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
•
the federal physician payment transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Affordable Care Act, or ACA, require manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value to physicians and teaching hospitals, and certain advanced non-physician health care practitioners and the ownership and investment interests of physicians and their immediate family members in such manufacturers;
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

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval. For example, in August 2017, the FDA Reauthorization Act was signed into law, which reauthorized the FDA’s user fee programs and included additional drug and device provisions. On September 30, 2022, the FDA User Fee Reauthorization Act of 2022 was signed into law, which reauthorized the Prescription Drug User Fee Act (PDUFA VII) from fiscal year 2023 through 2027. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we otherwise may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

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

Since the enactment of the ACA, there have been numerous judicial, administrative, executive and legislative challenges to certain of its provisions. On June 17, 2021 the U.S. Supreme Court dismissed the recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining

Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s AMP, for single source and innovator multiple source drugs, beginning January 1, 2024. Payment methodologies may also be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. By way of example, in August 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, it is currently unclear how the IRA will be effectuated, or the impact of the IRA on our business.

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

In addition, individual states in the U.S. have also passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmaceutical benefit managers, or PBMs and other members of the health care and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or E.U. member state level may result in significant additional requirements or obstacles that may increase our operating costs.

We expect that the ACA and the IRA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we will receive for any approved product. Any reduction in payments from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize any of our products for which we receive marketing approval.

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

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or the Bribery Act, the Foreign Corrupt Practices Act, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, soliciting, requesting, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to or from persons in the public or private sector to obtain or retain business or gain some other business advantage.

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

Our operations are also subject to the Criminal Finances Act 2017, or CFA 2017, which contains offences of failing to prevent the facilitation of tax evasion in the United Kingdom and abroad. This legislation makes organizations accountable for any part played by their personnel in deliberately and dishonestly facilitating tax evasion by others, where those organizations have not made reasonable efforts to prevent such facilitation.

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

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA, the CFA 2017 or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA, the CFA 2017 and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, the CFA 2017, other anti-corruption laws or Trade Control laws by United States, United Kingdom or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition. Further, the failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting.

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

Our ability to successfully commercialize any product candidates, if approved, will depend in part on the extent to which coverage and adequate reimbursement for these product candidates and related treatments will be available from government authorities, private health insurers and other organizations. In the United States, the principal decisions about coverage and reimbursement for new medicines under Medicare are made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS. Private payors ultimately determine which drugs they will cover and the amount of reimbursement they will provide for a covered drug. While there is no uniform system among payors for making coverage and reimbursement decisions, private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs are generally covered and paid for in the United States but have not been approved for reimbursement in certain European countries. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of payments for particular drugs. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. We may also need to conduct expensive pharmacoeconomic studies, in addition to the costly studies required to obtain FDA or other comparable regulatory approvals, in order to demonstrate the medical necessity and cost-effectiveness of the product in order to secure coverage and reimbursement. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if coverage is available, the level of payments. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

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

We currently have no marketing capability or sales force, but we intend to commercialize or participate in the commercialization of our product candidates for which we receive regulatory approval in major markets, such as the United States and Europe. This may necessitate building a specialized sales force and other commercial capabilities in such markets. To achieve commercial success for any approved product candidate for which we retain sales and marketing responsibilities, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any drug launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

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

Biopharmaceutical drug development is inherently uncertain in a rapidly evolving technological environment such as ours in which there may be numerous patent applications pending in multiple jurisdictions at any given time, many of which are confidential when filed, with regard to the same or similar technologies. Any patents issued to third parties may contain claims that conflict with our patents and that may place restrictions on the commercial viability of our products and technologies. For example, we are aware of several issued, allowed or pending patent applications in several countries, including the United States, filed by BrightGene Bio-Medical Technology Co., Ltd., or BrightGene, a pharmaceutical company based in Suzhou, China, directed to various aspects of a process for the manufacture of Acelarin. While we believe that BrightGene’s process patent filings are invalid, challenging such filings could compel us to engage in costly patent litigation or certain other administrative proceedings before the USPTO, in U.S. federal courts, or in the courts or patent offices of other countries. These activities could result in substantial cost to us and could result in diversion of the efforts of our management and technical personnel.

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

Opposition or invalidation procedures are also available in most foreign countries. Many foreign authorities, such as the authorities at the European Patent Office, or EPO, have only post-grant opposition proceedings. However, certain countries, such as India, have both pre-grant and post-grant opposition proceedings. These procedures have been used frequently against pharmaceutical patents in foreign countries. For example, in some foreign countries, these procedures are used by generic companies to hold up an innovator’s patent rights as a means to allow the generic company to enter the market. This activity is particularly prevalent in India, China and South America and may become more prevalent in Africa and other parts of Asia as certain countries reach more established economies. If any of our patents are challenged in a foreign opposition or invalidation proceeding, we could face significant costs to defend our patents and may not be successful. Further, in many foreign jurisdictions, the losing party must pay the attorneys’ fees of the winning party, which can be substantial.

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

Our commercial success depends upon our ability to develop, manufacture, market and sell NUC-3373 and NUC-7738 and our other potential product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. While our product candidates are in preclinical studies and clinical trials, we believe that the use of our product candidates in these preclinical studies and clinical trials falls within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States, which exempts from patent infringement liability activities reasonably related to the development and submission of information to the FDA. As NUC-3373, NUC-7738 and our other potential product candidates progress toward commercialization, the possibility of patent infringement claims against us increases. There can be no assurance that our product candidates do not infringe other parties’ patents or other proprietary rights, however, and competitors or other parties may assert that we infringe their proprietary rights in any event.

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

For example, in 2018, we were granted a European patent from the European Patent Office, or EPO, EP 2955190, or EP 190, that covered the composition of matter of a genus of phosphoramidate nucleotide compounds that includes sofosbuvir, sold under the brand name Sovaldi®, a leading drug for the treatment of hepatitis C sold by Gilead Sciences, Inc. Sofosbuvir is also a key component of Harvoni®, Vosevi® and Epclusa®. Later in 2018, Gilead filed an Opposition to EP 190 at the EPO in an attempt to revoke it. In February 2021, the Opposition Division of the EPO upheld EP 190 in an amended form. In June 2021, this decision was appealed by Gilead to the EPO Technical Boards of Appeal. We also filed an appeal regarding the Opposition Division’s decision only to allow the patent in an amended form. On March 24, 2023, the EPO Technical Boards of Appeal issued an oral decision revoking EP 190. This decision is final and has retroactive effect.

Subsequent to the decision of the Opposition Division, but also in February 2021, Gilead Sciences, Inc. and Gilead Sciences Limited filed a lawsuit against us in the Patents Court of the High Court of Justice of England and Wales requesting revocation of the U.K. part of EP 190. In March 2021, we filed a counterclaim against Gilead Sciences, Inc. and Gilead Sciences Limited alleging infringement of EP 190 resulting from acts including the sale of Sovaldi®, as well as its combination products Harvoni®, Vosevi®and Epclusa®, in the United Kingdom. In September 2022, we were granted a further European patent from the EPO, EP 3904365, orEP 365, that covered the composition of matter of a smaller genus of phosphoramidate nucleotide compounds that includes sofosbuvir. The Patents Court of the High Court of Justice of England and Wales heard this case between January 20, 2023 and February 3, 2023 and a judgment was handed down on March 21, 2023. In its judgment, the High Court deemed that EP 190 and EP 365 were invalid in the United Kingdom. As a result of this decision, we will be liable to pay a proportion of Gilead’s legal fees for these legal proceedings in the United Kingdom.

In April 2021, we initiated legal proceedings against Gilead Sciences Ireland UC and Gilead Sciences GmbH in the German Regional Court of Dusseldorf for patent infringement for the sale of Sovaldi as well as its combination products Harvoni, Vosevi and Epclusa in Germany. In July 2022, the German Regional Court of Dusseldorf issued a judgment that Gilead Sciences Ireland UC and Gilead Sciences GmbH had infringed the German part of EP 190. Gilead has appealed this decision and the Higher Regional Court of Dusseldorf appeal hearing is currently scheduled for August 17, 2023. In addition, Gilead has launched proceedings before the German courts to request a compulsory license under EP 190. However, as a result of the decision by the EPO Technical Boards of Appeal in March 2023, we plan to abandon further proceedings in Germany and, as a result, we will be liable to pay a proportion of Gilead’s legal fees for these legal proceedings in Germany.

We may not have sufficient financial or other resources to adequately conduct litigation or proceedings relating to intellectual property claims. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or successfully challenging our intellectual property rights.

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

In the ordinary course of our business, our CROs and other third parties on which we rely, collect and store sensitive data, including intellectual property, clinical trial data, proprietary business information, personally identifiable information of our employees and, potentially in the future, personally identifiable information of our clinical trial subjects, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Although to our knowledge we have not experienced any such material security breach to date, any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations, damage our reputation, and cause a loss of confidence in us and our ability to conduct clinical trials, which could adversely affect our reputation and delay the clinical development of our product candidates.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•
others may be able to make, use or sell compounds that are similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;
•
we, our licensors or strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;
•
we, our licensors or strategic partners, or future licensors or strategic partners might not have been the first to file patent applications covering certain of our inventions;
•
others may independently develop similar or alternative technologies, or duplicate any of our technologies without infringing our intellectual property rights;
•
it is possible that our pending patent applications will not lead to issued patents;
•
issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by our competitors;
•
our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•
we may not develop additional proprietary technologies that are patentable; and
•
the patents of others may have an adverse effect on our business.

Risks Related to Employee Matters, Managing Growth and Other Risks Related to Our Business

We currently have a limited number of employees, and our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are a clinical development-stage company, and, as of December 31, 2022, had 31 employees, including four executive officers. We are highly dependent on the research and development, clinical and business development expertise of Hugh Griffith, our Chief Executive Officer, as well as the other principal members of our management team and our collaborators’ scientific and clinical team. Although we have entered into service agreements with our executive officers, each of them may at any time serve notice to terminate their employment with us. Other than for Mr. Griffith, we do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we or our collaborators are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

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

The implications of the United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our ADSs.

On January 31, 2020, the United Kingdom left the European Union. The terms of a withdrawal agreement, provided for a “Transition Period” during which E.U. rules continued to apply in the United Kingdom until December 31, 2020. The Trade and Cooperation Agreement, or the TCA, which governs the future relationship between the United Kingdom and the European Union, was agreed upon in December 2020 and implemented in the United Kingdom through the European Union (Future Relationship) Act 2020, which came into force when the Transition Period ended. The TCA provides for zero tariff/zero quota trade in goods (including medicinal products) between the United Kingdom and E.U. member states, and includes commitments from the United Kingdom and the European Union to maintain common high standards across a number of areas, such as intellectual property, competition and taxation, as well as a number of other benefits, such as a commitment to the United Kingdom’s continued access to the Horizon Europe research program. However, the United Kingdom’s departure from the European Union single market has resulted in substantial changes for U.K. businesses, including an end to the free movement of persons, goods and services between the United Kingdom and the European Union, and the loss of a number of other benefits afforded to citizens and businesses in the United Kingdom and the European Union prior to the withdrawal, such as the mutual recognition of professional qualifications, or passporting for financial services. Furthermore, as the United Kingdom is no longer subject to E.U. law, or the jurisdiction of the European Court of Justice, there is increasing scope for divergence between United Kingdom and E.U. member states’ laws and regulations, including through the amendment, application, interpretation and enforcement of the body of domestic law, as retained E.U. law, which is based on the E.U. law that applied to the United Kingdom at the end of the Transition Period.

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

We are headquartered in Scotland. A referendum on Scottish independence from the United Kingdom took place on September 18, 2014, the result of which was that Scotland remained part of the United Kingdom. There may in the future be a second referendum on Scottish independence from the United Kingdom. Any such referendum, even if it again ultimately resulted in Scotland remaining part of the United Kingdom, could lead to uncertainty and disrupt the markets in which we operate, and might cause us to lose potential customers, suppliers, collaborators and employees, including scientists and other key employees employed by us or our collaborators. In the event that Scotland determined to secede from the United Kingdom, the changes that would result are impossible to predict with certainty at present, and would depend on post-referendum negotiations and agreements between the Scottish Government and other organizations in the United Kingdom (and, potentially, the E.U.). Independence could result in changes in the monetary system, currency, taxation and the regulatory and legal framework, and even Scotland seeking to reinstate its membership of the European Union. Some possible outcomes of independence could significantly impact our costs, including levels of taxation applicable to us, and have an adverse effect on our business, financial condition and results of operations in the future.

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

Since the ADSs were sold in our initial public offering in October 2017 at a price of $15.00 per ADS, the closing price per ADS has ranged as low as $0.59 and as high as $29.84 through March 28, 2023. The market price of our ADSs may fluctuate significantly due to a variety of factors, many of which are beyond our control, including:

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

As a public company whose ADSs commenced trading in the United States in September 2017, we incur, and particularly now that we no longer qualify as an “emerging growth company”, or EGC, we will continue to incur, significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn makes it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting. We no longer remain an EGC and we would now be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm; however, we remain exempt from this requirement due to our current status as a non-accelerated filer. We ceased to be an EGC on the last day of 2022. To prepare for compliance with Section 404(b), once we no longer qualify as a non-accelerated filer, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404(b). If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Certain of our existing shareholders, members of our board of directors and senior management maintain the ability to exercise significant control over us. Your interests may conflict with the interests of these existing shareholders.

As of December 31, 2022, our senior management, board of directors and greater than 5% shareholders and their respective affiliates, in the aggregate, owned 40.8% of our ordinary shares (including ordinary shares in the form of ADSs). These shareholders, either alone or voting together as a group, may be in a position to determine or significantly influence the outcome of decisions taken at any general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of board members, certain decisions relating to our capital structure and the approval of certain significant corporate transactions. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ADSs.

SEC regulations could limit the amount of funds we can raise during any 12-month period pursuant to our shelf registration statement on Form F-3 if we become subject to the Baby Shelf Limitation.

SEC regulations limit the amount that companies with a public float of less than $75 million may raise during any 12-month period pursuant to a shelf registration statement on Form F-3. We are not currently limited by the Baby Shelf Limitation, but in the event we are, we may not sell securities in a primary offering with a value exceeding more than one-third of our public float in any 12-month period for so long as our public float remains below $75 million, as measured in accordance with the Baby Shelf Limitation.

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

We are a public limited company incorporated in England and Wales and have our place of central management and control in the United Kingdom. Accordingly, we are currently subject to the Takeover Code and, as a result, our shareholders are entitled to the benefit of certain takeover offer protections provided under the Takeover Code. The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. If, at the time of a takeover offer, the Panel on Takeovers and Mergers, or the Panel, determines that we do not have our place of central management and control in the United Kingdom, then the Takeover Code would not apply to us and our shareholders would not be entitled to the benefit of the various protections that the Takeover Code affords. In particular, we would not be subject to the rules regarding mandatory takeover bids. The Panel had published a brief summary of some of the most important rules of the Takeover Code, which we quote here:

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

As a foreign private issuer listed on Nasdaq, we are subject to corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of certain Nasdaq corporate governance listing standards. Certain corporate governance practices in the United Kingdom, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the corporate laws of the United Kingdom nor our Articles of Association require a majority of our directors to be independent; we can and do include non-independent directors as members of our nominations; and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present. Therefore, our shareholders may be afforded less protection than they otherwise would have under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2023 (the end of our next second fiscal quarter), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2024. In order to maintain our current status as a foreign private issuer, either (a) a majority of our voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are no longer an “emerging growth company,” and will thus be subject to additional reporting requirements.

We ceased to be an EGC as defined in the Jumpstart Our Business Startups Act, or JOBS Act, on the last day of 2022. As a result, we may no longer take advantage of exemptions from various reporting requirements that are available to EGCs, including not being required to comply with the auditor attestation requirements of Section 404(b); however, we remain exempt from this requirement due to our current status as a non-accelerated filer. We are no longer able to report only two years of financial results and selected financial data and will have to report three and five years, respectively.

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

Management is required to assess the effectiveness of our internal controls annually. We are no longer an EGC under the JOBS Act and our independent registered public accounting firm would be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404(b); however, we remain exempt from this requirement due to our current status as a non-accelerated filer. We ceased to be an EGC on the last day of 2022. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

We may be a passive foreign investment company, or PFIC, for any taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. investor.

Generally, if for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets, and the characterization of our income, including whether certain research and development tax credits received from the government of the United Kingdom will constitute gross income, and if they do, whether they will constitute passive income for purposes of the PFIC income test) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In addition, for purpose of the PFIC asset test, the value of our assets will depend in part on the market price of our ordinary shares, which may fluctuate significantly. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022. There can be no assurance regarding our PFIC status for the current taxable year or any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Accordingly, U.S. investors should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

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

NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent, which we believe has the potential to replace 5-FU as the standard of care in the treatment of a wide range of cancers. 5-FU is one of the world’s most widely prescribed anti-cancer agents and is on the World Health Organization’s List of Essential Medicines. NUC-3373 has been evaluated in a Phase 1 clinical trial for patients with advanced solid tumors. NUC-3373 is currently in a Phase 1b/2 clinical trial, in combination with other agents, for patients with advanced colorectal cancer. We have also initiated a randomized Phase 2 study of NUC-3373, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer. In addition, NuCana has initiated a Phase 1b/2 modular clinical trial of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer.

NUC-7738 is a ProTide transformation of 3’-deoxyadenosine, a novel anti-cancer nucleoside analog, that has shown potent anti-cancer activity in preclinical studies but due to rapid breakdown has not been successfully developed or approved as an anti-cancer agent. NUC-7738 is in the Phase 2 part of a Phase 1/2 clinical trial for patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy and in combination with pembrolizumab.

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

Through harnessing the power of phosphoramidate chemistry, we convert nucleoside analogs into activated nucleotide analogs with the addition of a phosphate group, which is protected by specific combinations of aryl, ester and amino acid groupings. By adding and protecting this phosphate group, we design our ProTides to avoid or overcome the limitations associated with breakdown, uptake, activation and administration of nucleoside analogs. In the antiviral field, this phosphoramidate chemistry approach has resulted in the most successful drug launches in the history of medicine, Gilead’s sofosbuvir, or Sovaldi® which is also a key component of Harvoni®, Vosevi® and Epclusa®;and tenofovir alafenamide fumarate, or TAF, which is a key component of Genvoya®, Descovy® and Odefsey®. In addition, phosphoramidate chemistry is used in Gilead’s remdesivir, or Veklury®, for the treatment of patients with COVID-19.

In preclinical studies, NUC-3373 overcame the key limitations associated with 5-FU, generating higher intracellular levels of the active anti-cancer metabolite than 5-FU while not generating toxic metabolites commonly associated with 5-FU’s side effects. NUC-3373 has been evaluated in a Phase 1 clinical trial, also known as the NuTide:301 trial, in patients with advanced solid tumors. Enrollment in this trial has been completed with 59 patients receiving NUC-3733. The maximum tolerated dose and schedule for NUC-3373 monotherapy was established as 2500 mg/m2 weekly. NUC-3373 generated high levels of the active anti-cancer metabolite inside the patients’ cells and demonstrated a favorable pharmacokinetic and safety profile. Evidence of durable anti-cancer activity was observed, with at least 10 patients remaining on treatment for more than four months and three of these patients achieving prolonged stable disease with progression-free survival, or PFS, lasting more than nine months. The results of this trial suggest that NUC-3373 has the potential to overcome the limitations associated with 5-FU and may be capable of achieving anti-cancer activity even in patients who have progressed on prior treatment with a fluoropyrimidine.

NUC-3373 is being evaluated in an ongoing Phase 1b/2 trial, known as the NuTide:302 trial, in patients with advanced colorectal cancer in which NUC-3373 is being combined with agents typically used with 5-FU, including leucovorin, irinotecan, oxaliplatin and bevacizumab. In October 2019, we presented interim data from this trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. These interim data supported the previously reported favorable pharmacokinetic profile of NUC-3373. In April 2021, we presented further interim data from this trial at the virtual AACR Annual Meeting. These interim data highlighted 38 patients who received NUC-3373 either as monotherapy or in combination with leucovorin. Eleven patient case studies showed NUC-3373’s ability to stabilize disease in a heavily pre-treated population of patients with advanced colorectal cancer and achieve prolonged durations of progression-free survival. Several patients achieved periods of progression-free survival that were longer than those achieved on previous regimens and tumor shrinkages have been observed, including in a patient known to be refractory to all prior fluoropyrimidine-containing regimens. NUC-3373 was also shown to have a favorable safety profile with no hand-foot syndrome observed, which is associated with the toxic metabolite, FBAL, and no neutropenia or Grade 3 or 4 mucositis or diarrhea adverse events, which are associated with the toxic metabolite, FUTP. In September 2022, we presented data from this trial at the ESMO Congress. These data demonstrated promising anti-tumor activity and a favorable safety and pharmacokinetic profile as a single agent and in combination of leucovorin in heavily pre-treated patients with advanced colorectal cancer.

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

The NuTide:302 trial had completed Part 2 of the trial and data from this Part were presented at the ESMO Congress in September 2022. These data demonstrated promising anti-tumor activity and a favorable safety and pharmacokinetic profile in combination with leucovorin and either irinotecan (NUFIRI) or oxaliplatin (NUFOX) in heavily pre-treated patients with advanced colorectal cancer. NuTide:302 is currently enrolling patients into Part 3 of the trial, which is evaluating NUFIRI and NUFOX in combination with bevacizumab for the second-line treatment of patients with colorectal cancer. We expect to report additional data from Part 3 of the NuTide:302 trial in 2023.

A randomized Phase 2 trial, known as the NuTide:323 trial, of NUC-3373 in combination with other agents for the second-line treatment of patients with advanced colorectal cancer was initiated in 2022. We expect to report initial data from the NuTide:323 trial in 2023.

In order to capitalize on the widespread usage of 5-FU and the significant global commercial opportunity for a more effective and safer fluoropyrimidine, we initiated a Phase 1/2 modular trial, known as the NuTide:303 trial, in 2022 of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab in patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. We expect to report initial data from the NuTide:303 trial in 2023.

In preclinical studies, NUC-7738, generated significantly higher levels of the key anti-cancer metabolite, 3’deoxyadenosine triphosphate or 3’-dATP, inside cancer cells compared to the parent nucleoside analog, 3’-dA, causing increased cancer cell injury. In October 2019, we announced preclinical data on NUC-7738, detailing multiple potential anti-cancer modes of action.

NUC-7738, is being evaluated in an ongoing Phase 1/2 clinical trial, known as the NuTide:701 trial, in patients with advanced solid tumors and is currently in the Phase 2 part of the clinical trial. In September 2021, we presented interim data from the first 29 patients treated in this trial at the ESMO Virtual Congress. These interim data indicated a favorable pharmacokinetic and safety profile for NUC-7738. Additionally, three case studies highlighted patients with encouraging tumor reductions who remained on NUC-7738 treatment for extended periods of time. The NuTide:701 trial has completed the Phase 1 dose-finding part with the maximum tolerated dose established. In June 2022, we presented data at the European Hematology Association 2022 Hybrid Congress that showed that NUC-7738 can suppress the expansion and survival of AML cells by reducing ß-catenin signaling, a key pathway in AML. In September 2022, we presented data from the Phase 1 the NuTide:701 trial at the ESMO Congress. These data showed encouraging signals of anti-tumor activity across a range of tumor types, particularly melanoma. Promising data were observed in a variety of solid tumors with numerous patients staying on treatment for extended periods, including one patient with metastatic melanoma who became eligible for complete surgical resection following eleven months of treatment with NUC-7738. NUC-7738 also had a favorable safety profile with low rates of treatment-related AEs (TRAEs), very few Grade 3 TRAEs and no patients experiencing Grade 4 or 5 TRAEs. We expect to report additional data from the NuTide:701 trial in 2023.

Acelarin is a ProTide transformation of the nucleoside analog gemcitabine. In clinical trials, Acelarin was well tolerated and showed anti-cancer activity in patients who were refractory to, or had progressed on, prior gemcitabine treatment. Disease control, as well as tumor shrinkages, including partial and complete responses, were observed in challenging indications, including ovarian and biliary tract cancers. In March 2022, we announced the discontinuation of the Phase 3 clinical trial, also known as the NuTide:121 trial, investigating Acelarin in combination with cisplatin versus the standard of care, gemcitabine plus cisplatin, in patients with previously untreated locally advanced or metastatic biliary tract cancer. This decision was made following a pre-planned futility analysis by the trial’s Independent Data Monitoring Committee. Although a higher objective response rate, as assessed by Blinded Independent Central Review, was observed in the Acelarin plus cisplatin arm, this did not translate into an overall survival benefit. We are assessing future development options for Acelarin in biliary tract cancer which may explore lower doses of Acelarin, alternative combination partners or specific sub-sets of biliary tract cancer patients. Indications other than biliary tract cancer are also being assessed as future development options for Acelarin.

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

We plan to report additional data from our Phase lb/2 trial, NuTide:302, in patients with advanced colorectal cancer in 2023. In this trial, NUC-3373 is being assessed for safety and a recommended Phase 2 dose when combined with many of the agents typically combined with 5-FU, including leucovorin, irinotecan, oxaliplatin and bevacizumab. We have also initiated a randomized Phase 2 clinical trial of NUC-3373, NuTide:323, in combination with leucovorin, irinotecan and bevacizumab versus the standard of care FOLFIRI (5-FU, leucovorin, irinotecan and bevacizumab) in patients with second-line colorectal cancer and plan to report initial data from the NuTide:323 trial.

•
Identify additional indications for development of NUC-3373.

In order to capitalize on the widespread usage of 5-FU and the significant global commercial opportunity for a more effective and safer fluoropyrimidine, we have initiated a Phase 1b/2 modular trial, NuTide:303, of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer.

•
Rapidly develop NUC-7738 as a treatment for patients with solid tumors.

We completed enrollment in the Phase 1 part of the ongoing Phase 1/2 trial, NuTide:701, of NUC-7738 in patients with advanced solid tumors, and NUC-7738 is currently in the Phase 2 part of the NuTide:701 clinical trial, which is evaluating NUC-7738 as a monotherapy and in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors.

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

We own or have exclusive rights to the core technologies underlying our ProTide technology platform. We have been granted patents in key markets, including the United States, Europe and Japan, protecting the composition of matter of NUC-3373, NUC-7738, Acelarin and other of our product candidates. We intend to further expand and enhance our intellectual property position. Our patent portfolio has grown substantially in the past year and we are actively evaluating new intellectual property opportunities as they arise, with the intention of further expanding our intellectual property position and defending our patents when necessary.

•
Build a focused commercial organization.

We have worldwide rights to all product candidates that we are developing. We believe that healthcare professionals who treat the majority of patients with the cancers we are initially targeting with our ProTides can be addressed by a relatively focused sales and marketing team. We currently plan to commercialize any product candidates for which we receive regulatory marketing approval using a specialized sales force, either independently or in partnership with a commercialization partner, in the United States and Europe.

Our Pipeline

We take a scientifically driven approach to designing ProTides, which we believe have the potential to result in highly efficacious cancer therapies with improved tolerability. Our pipeline of product candidates in clinical development and their current development stage is summarized below.

Cancer and the Need for Improved Treatment Options

Cancer is the second leading cause of death in the United States, with approximately 1.96 million new cases and approximately 610,000 deaths expected in 2023 according to the American Cancer Society.

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

Many chemotherapies have generated significant sales. Approximately 500,000 patients per year in North America receive 5-FU, which is widely used for the treatment of many cancers, including colorectal, breast, stomach, head and neck, and pancreatic cancers. The oral version of a derivative of 5-FU, known as capecitabine and marketed as Xeloda® for the treatment of colorectal and breast cancer, had worldwide sales of $1.5 billion in 2012, before the market launch of generic competitors. We believe the number of patients receiving capecitabine represents a small proportion of the overall number of patients treated with 5-FU and its derivatives.

Shortcomings of Nucleoside Analogs

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

Our ProTide Technology and its Key Advantages

NuCana’s ProTides are new chemical entities specifically designed to overcome the key challenges associated with existing nucleoside analogs, as shown below:

KEY LIMITATIONS OF NUCLEOSIDE ANALOGS	OUTCOMES	OUR SOLUTION
Breakdown	▪ Degraded before it gets to cancer cells ▪ Generates toxic metabolites	▪ **Resistant to breakdown** ▪ **Avoids generation of toxic metabolites**
Uptake	▪ Membrane transporters required	▪ **Membrane transporters not required**
Activation	▪ Inefficient generation of active metabolite ▪ Generates toxic metabolites	▪ **Delivers active metabolite** ▪ **Avoids generation of toxic metabolites**
Administration Challenges	▪ Poor PK profile ▪ Challenging dosing	▪ **Improved PK profile** ▪ **Simplified dosing**

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

A graphical representation of the chemical structure of nucleoside analogs, nucleotide analogs and ProTides is shown below:

INACTIVE & UNPROTECTED
ACTIVATED & PROTECTED
ARYL
PHOSPHATE
ESTER
AMINO ACID
PHOSPHATE
ACTIVATED & UNPROTECTED
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

Several key limitations have been associated with a poor prognosis to a 5-FU therapeutic regimen. We believe NUC-3373, overcomes these limitations, as well as the dosing administration challenges, associated with 5-FU.

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

Our Solution: NUC-3373

NUC-3373 is a protected form of the active anti-cancer metabolite, FUDR-MP, specifically designed to overcome the key shortcomings that limit the clinical utility of the fluoropyrimidines. NUC-3373 is a nucleotide analog that releases the same active anti-cancer metabolite, FUDR-MP, that 5-FU aims to generate within a cancer cell, but at significantly higher intracellular concentrations. NUC-3373 has been evaluated in a Phase 1 clinical trial, NuTide:301, in patients with advanced solid tumors. NUC-3373, is currently in a Phase 1b/2 clinical trial, NuTide:302, in combination with other agents, for patients with advanced colorectal cancer. We have also initiated a randomized Phase 2 clinical trial of NUC-3373, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer. In addition, we have initiated a

Phase 1b/2 modular clinical trial of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer.

Unlike 5-FU, NUC-3373 consists of the active anti-cancer metabolite, FUDR-MP, and a protective phosphoramidate moiety. This moiety protects the FUDR-MP making it resistant to breakdown by the enzyme DPD, which reduces the generation of toxic byproducts such as FBAL. It also confers a more predictable pharmacokinetic profile including a longer half-life, estimated at between 6 to 14 hours in plasma, and a better distribution into tissues. These properties allow NUC-3373 to be administered through a short infusion of approximately 2 hours. The chemical structure of the ProTide alters the lipophilicity of the molecule, allowing NUC-3373 to enter cancer cells without the need for membrane transporters. Once inside the cancer cell, the phosphoramidate moiety is cleaved off, resulting in deprotection and the release of FUDR-MP. This bypasses the need for any activating enzymes, resulting in significantly higher levels of the active anti-cancer metabolite, which we believe will lead to improved efficacy as compared to 5-FU. Furthermore, the metabolic pathways utilized by NUC-3373 avoid the generation of the toxic metabolite FUTP so toxicities such as neutropenia, diarrhea and mucositis should be significantly reduced.

The metabolism of NUC-3373 compared to 5-FU as described above is illustrated in the following graphic.

NUC-3373
5-FU
FBAL
DHFU
85%
DPD
Liver
15%
Off Target Toxicity
Transporter
Cell Membrane
Cell Membrane
Deprotection
FBAL
DHFU
DPD
5-FU
TP
FUDR
Off Target Toxicity
UP
OPRT
TK
FUR
UK
FUMP
FUDP
RR
FUDR-DP
FUDR-MP
dUMP
Nucleotide Pool Imbalance
Folate
Thymidylate Synthase
dTMP
FUTP
FUDR-TP
RNA DAMAGE
DNA DAMAGE
DNA DAMAGE

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

Preclinical studies in human colorectal cancer cells showed that NUC-3373 generated intracellular levels of the active anti-cancer metabolite, FUDR-MP, 366 times higher than those achieved by administering equivalent amounts of 5-FU. We believe that these increased intracellular levels of FUDR-MP could translate into the ability of NUC-3373 to kill various cancer cells at much lower equimolar doses than those of 5-FU. Moreover, in a preclinical colorectal cancer xenograft study, NUC-3373 showed a greater ability to reduce tumor weight and volume than 5-FU.

NUC-3373 has multiple potential anti-cancer mechanisms of action. Experiments in human colorectal cancer cell lines have shown that NUC-3373 may kill cancer cells through several different mechanisms. In cells, the enzyme thymidylate synthase, or TS, is required to convert uridine, specifically deoxy-uridine monophosphate, or dUMP, to thymidine, specifically deoxy-thymidine monophosphate or dTMP. Thymidine is one of the nucleotides that comprises DNA. The inhibition of TS therefore results in an imbalance in the ratio of the nucleotides dUMP and dTMP, disrupting DNA synthesis and repair, which leads to cancer cell death. Patients with cancer can have different levels of the enzyme TS in their tumor cells, and this is thought to affect how well drugs such as 5-FU work. However, in our experiments we found that the level of TS in different colorectal cancer cells did not predict the ability of NUC-3373 to kill the cancer cells. This suggests that NUC-3373 may have anti-cancer activity against tumors even when their TS levels are high. In another experiment, adding thymidine to the cancer cells reduced the ability of NUC-3373 to cause cell death. This confirms that NUC‑3373 causes cancer cell death by inhibiting TS and reducing thymidine levels. In addition, when cancer cells were treated with NUC-3373, more of them had TS in the cytoplasm of the cell compared to untreated cells, which mostly had TS in the nucleus of the cell. We believe that by keeping TS in the cell cytoplasm and preventing it from moving to the nucleus, NUC-3373 causes a further imbalance in the levels of dUMP and dTMP.

In another set of experiments, the activity and metabolism of NUC-3373 was directly compared to that of 5-FU in colorectal cancer cell lines. The active anti-cancer metabolite, FUDR-MP, inhibits thymidine synthesis through binding to and forming a ternary complex with TS. This causes an imbalance in the cellular nucleotide pools by preventing the conversion of dUMP to dTMP and leads to disruption of DNA synthesis and repair. In these experiments, NUC-3373 was shown to cause greater TS complex formation than 5-FU, even at lower drug concentrations. This suggests that NUC-3373 may be a more potent inhibitor of TS than 5‑FU. Furthermore, when anti-cancer metabolite generation was assessed in these cell lines it was found that NUC-3373 generated significantly higher levels of FUDR-MP compared to 5-FU and had a more pronounced effect on the dUMP levels, suggesting a greater impact on nucleotide pools. NUC-3373’s ability to generate high intracellular levels of FUDR-MP resulted in the generation of the triphosphate form of the anti-cancer metabolite, or FUDR-TP (also referred to as FdUTP), which was shown to be incorporated into the DNA of cancer cells. This effect was not observed with 5-FU. These results suggest that NUC-3373 may be not only a more potent TS inhibitor, but also a more efficient DNA- damaging agent compared to 5-FU. Finally, while 5-FU treatment led to the production of the toxic metabolite FUTP in these cells, FUTP was not detectable following treatment of these cells with NUC-3373.

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

NUC-3373
Immunogenic Cell Death
Immune Activation
Myeloid Recruitment
Immune Recognition
HMGB1
ATP
CRT
Cell Membrane
Deprotection
High Levels of FUDR-MP
FUDR-MP
Cell Membrane
DAMPs Release
ATP
DAMPs Release
CRT
ER Stress
Endoplasmic Reticulum
dUMP
FUDR-MP
Thymidylate Synthase
Folate
Nucleotide Pool Imbalance
+
FUDR-TP
dTMP
Misincorporation
HMGB1
DNA DAMAGE
DNA DAMAGE
Nucleus

Overall, these non-clinical studies suggest that NUC-3373 potentially has the ability to enhance the activity of immunotherapy agents by making tumors more visible to the immune system. This was demonstrated in a series of experiments in which cancer cells treated with NUC-3373 were exposed to immune cells in combination with the immunotherapy agent nivolumab, a PD-L1 inhibitor. These experiments showed that the combination of NUC-3373 and nivolumab resulted in greater cancer cell death than either agent alone, indicating that NUC-3373 enhances the activity of immunotherapy.

NUC-3373 Clinical Data

NUC-3373 has been evaluated in a Phase 1 trial in patients with advanced solid tumors, the NuTide:301 trial, and is currently being evaluated in three ongoing trials. A Phase 1b/2 trial of NUC-3373 in combination with other agents for patients with advanced colorectal cancer, the NuTide:302 trial. A randomized Phase 2 clinical trial of NUC-3373 in combination with other agents as a second-line treatment for patients with colorectal cancer in 2022, the NuTide:323 trial. A Phase 1b/2 modular trial of NUC‑3373 in combination with the PD-1 inhibitor pembrolizumab for the treatment of patients with advanced solid tumors and in combination with docetaxel for the treatment of patients with lung cancer, the NuTide:303 trial.

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

In September 2021, at the Virtual ESMO Congress, we presented PK data from patients treated with NUC-3373 at doses ranging from 500 mg/m2 to 3,250 mg/m2. The graph below illustrates the plasma concentrations of NUC-3373 over time, as measured by AUC, and shows a dose proportional increase. NUC-3373 also had a long plasma half-life of 6 to 14 hours compared with the half-life of 8 to 14 minutes for 5-FU. Intracellular levels of the active anti-cancer metabolite, FUDR-MP, also increased in a dose proportional manner and were substantially higher than those reported in the literature for 5-FU.

NUC-3373 AUC plasma (h*µg/mL)
200
150
100
50
0
0
1,000
2,000
3,000
4,000
Dose (mg/m2)

Overall, 59 patients with advanced cancer, who had exhausted all other available treatment options, were enrolled in the trial. This heavily pre-treated patient population, who had received an average of 3 prior lines of chemotherapy, had a variety of primary tumor types. Forty-three patients received NUC-3373 on a weekly schedule on days one, eight, 15 and 22 of a 28-day cycle at doses ranging from 125 mg/m2 to 3,250 mg/m2and 16 patients received NUC-3373 on an alternate-week, or fortnightly, schedule on days one and 15 of a 28-day cycle at doses ranging from 1,500 mg/m2to 2,500 mg/m2. Evidence of durable anti-cancer activity was noted, with at least 10 patients remaining on treatment for more than four months and three of these patients achieving prolonged stable disease with PFS lasting more than nine months. Both dosing schedules were observed to be well tolerated with no unexpected adverse events or cumulative toxicity. Importantly, only one patient developed hand-foot syndrome (Grade 1). However, this patient had received prior treatment with fluoropyrimidines immediately before entering the NuTide:301 trial and had experienced hand-foot syndrome on these prior treatments, strongly supporting the likelihood that it was related to prior toxicities and not to NUC-3373 treatment. NUC-3373’s plasma half-life of 6 to 14 hours enables it to be infused over a much shorter time frame of 30 minutes to four hours compared to the 46-hour continuous infusion required with 5-FU.

NUC-3373: Phase 1b/2 clinical trial. A Phase 1b/2 trial, also known as the NuTide:302 trial, in patients with advanced colorectal cancer in which NUC-3373 is combined with agents typically combined with 5-FU to treat patients with colorectal cancer, including leucovorin, irinotecan, oxaliplatin and bevacizumab is currently ongoing. This is a three-part dose escalation and expansion trial designed to determine a recommended combination dose and schedule for NUC‑3373, as illustrated in the trial schema below. In Part 1, the safety and tolerability of NUC‑3373 when co-administered with leucovorin was assessed. Part 1 established that leucovorin has no impact on the pharmacokinetic or safety profile of NUC-3373. Part 2 is assessing increasing doses of NUC-3373 plus leucovorin given in combination with either oxaliplatin (NUFOX) or irinotecan (NUFIRI). The objective of this part of the trial is to establish doses to be further examined in NUFOX and NUFIRI regimens in Part 3. Part 3 is evaluating the combinations of NUFOX and NUFIRI with bevacizumab for second-line colorectal cancer patients.

NuTide 302
Patients with advanced colorectal cancer
NUC-3373 (Q2W) ± LV ≥3rd line (n=10)
NUC-3373 (Q2W) ± LV ≥3rd line (n=11)
NUC-3373 (Q1W) + LV ≥3rd line (n=17)
NUFIRI (Q1W) ≥3rd line (n=3+3)
NUFOX (Q1W) ≥3rd line (n=3+3)
RP2D
RP2D
NUFIRI (Q1W) + bevacizumab 2nd line
NUFOX (Q1W) + bevacizumab 2nd line
Enrollment
Part 1 (completed)
Part 2 (completed)
Part 3 (ongoing)

NUFIRI (Q1W) = NUC-3373 + LV Q1W + irinotecan Q2W
NUFOX (Q1W) = NUC-3373 + LV Q1W + oxaliplatin Q2W

In April 2021, at the AACR Annual Meeting, we reported interim data from 38 heavily pre-treated patients (median of 4 prior lines of therapy) who had received NUC-3373 with or without leucovorin in Part 1. NUC-3373 was shown to have a favorable safety profile with no hand-foot syndrome observed, which is associated with the toxic metabolite, FBAL, and no neutropenia, or Grade 3 or 4 mucositis or diarrhea adverse events, which are associated with the toxic metabolite, FUTP. Efficacy signals have been observed, with several patients achieving longer periods of progression-free survival than those achieved on previous regimens (as illustrated in the graph below). Tumor shrinkages have also been observed, including in a patient who was refractory to all prior fluoropyrimidine-containing regimens.

Prior Lines
Mutational Status
Duration of Last Treatment
69 YRS
2
RAS unknown
1.5 months
1500 q1w
5.1 months
47 YRS
4
RAS wt
3 months
1500 q1w
5.1 months
52 YRS
5
RAS wt BRAF mt
3 months
1500 q2w
4.5 months
48 YRS
4
RAS mt
15 months
2500 q1w
4.4 months
69 YRS
4
RAS unknown
3 months
2500 q1w
4.3 months
65 YRS
3
RAS mt
6 months
1500 q2w
4.3 months
57 YRS
4
RAS unknown
1 month
1500 q1w
3.8 months
67 YRS
3
RAS unknown
3 months
2500 q1w
3.5 months
59 YRS
7
RAS wt
3 months
1500 q2w
3.2 months
67 YRS
5
RAS mt
2 months
1500 q1w
3.1 months
75 YRS
4
RAS mt
unknown
1500 q2w
3.0 months

In September 2022, at the ESMO Annual Meeting, we reported data from 46 heavily pre-treated patients with advanced colorectal cancer who had received NUC-3373 in combination with leucovorin and either irinotecan (NUFIRI) or oxaliplatin (NUFOX) in Part 2 of the NuTide:302 trial. These data indicated favorable safety profiles for both NUFIRI and NUFOX regimens when compared to historical data for the 5-FU containing regimens FOLFIRI and FOLFOX, with lower rates of toxicities such as neutropenia and gastrointestinal disturbances. Of the 46 patients who received either NUFIRI or NUFOX, 12 (6 from each cohort) achieved progression-free survival (PFS) of greater than 3 months, including 3 patients who achieved a PFS of 6 months or longer. The disease control rates for the NUFIRI and NIFOX regimens were 55% and 80% respectively. The recommended Phase 2 dose for NUC-3373 as part of NUFIRI and NUFOX regimens has been established. We plan to report further data from the NuTide:302 trial in 2023.

NUC-3373 Development Strategy and Ongoing / Planned Clinical Trials

We aim to develop NUC-3373 for multiple indications with an initial focus on colorectal cancer. The Phase 1 trial in advanced solid tumors was investigator-sponsored and was conducted under a Clinical Trial Application, or CTA. The ongoing Phase 1b/2 trial in patients with colorectal cancer is being conducted under a CTA in the United Kingdom, France and Spain and an IND in the United States. We initiated a randomized Phase 2 clinical trial of NUC-3373 in combination with other agents for the second-line treatment of patients with advanced colorectal cancer in 2022. We also initiated a Phase 1b/2 clinical trial of NUC‑3373 in combination with the PD-1 inhibitor pembrolizumab for patients with solid tumors and in combination with docetaxel in patients with lung cancer, in 2022.

NUC-3373: Ongoing randomized Phase 2 clinical trial (NuTide:323). In 2022, we initiated a randomized Phase 2 clinical trial of NUC-3373 in combination with leucovorin, irinotecan and bevacizumab (referred to as NUFIRI-bev) versus 5‑FU in combination with leucovorin, irinotecan and bevacizumab (referred to as FOLFIRI-bev) for the second-line treatment of patients with advanced colorectal cancer who have progressed on first-line FOLFOX (5-FU in combination with leucovorin and oxaliplatin). This trial will include two NUC-3373 treatment arms to evaluate a weekly and a fortnightly, or alternate week, administration schedule.

NUC-3373: Planned randomized Phase 3 clinical trial (NuTide:333). Following the randomized Phase 2 clinical trial (NuTide:323), we anticipate initiating a Phase 3 clinical trial of NUFIRI-bev, using the schedule determined in the NuTide:323 trial, versus FOLFIRI-bev for the second-line treatment of patients with advanced colorectal cancer who have progressed on first-line FOLFOX.

NUC-3373: Ongoing Phase 1b/2 clinical trial (NuTide:303). In 2022, we initiated a Phase 1b/2 trial to identify additional indications and treatment combinations for further development. This is a modular, multi-arm, parallel-cohort dose-finding and expansion trial of NUC-3373 in combination with other agents for the treatment of patients with different types of advanced solid tumors. Each module of this trial consists of a dose-validation phase (Phase 1) and a dose-expansion phase (Phase 2). Phase 1 will determine the appropriate combination dose for further clinical evaluation in Phase 2 of each module. Approximately six to twenty evaluable patients will be enrolled in the Phase 1 stage of each module to determine safety, preliminary efficacy and maximum tolerated dose for NUC-3373 in combination with other agents. Each module may then move into Phase 2 to enable a further assessment of safety and efficacy. We plan to evaluate NUC-3373 in combination with pembrolizumab, a PD-1 inhibitor, for the treatment of patients with solid tumors and NUC‑3373 in combination with docetaxel for patients with lung cancer.

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

NUC-7738: A Transformation of 3’-dA

NUC-7738 is a ProTide transformation of 3’-deoxyadenosine, or 3’-dA, also known as cordycepin, a nucleoside analog that was originally isolated from the fungus Cordyceps sinensis in 1950. Since that time, 3’-dA has shown potent anti-cancer activity in preclinical studies, but has not been successfully developed or approved as a treatment for patients with cancer. The cytotoxic effect of 3’-dA is largely attributed to the generation of the main active anti-cancer metabolite, 3'-deoxyadenosine triphosphate, or 3'-dATP. Similar to our other ProTides, NUC-7738 is designed to generate the active anti-cancer metabolite of 3’-dA directly inside cells, bypassing the key limitations associated with breakdown, transportation and activation.

3’-dA and its limitations

Similar to other nucleoside analogs, major shortcomings have limited the successful clinical development of 3’-dA.

1. Subject to breakdown. 3’-dA is rapidly broken down by the enzyme adenosine deaminase, or ADA, preventing its activation and generation of its active anti-cancer form. As a result, the anti-cancer effect of 3’-dA is readily negated by ADA. This rapid breakdown is the key limiting factor that has prevented the successful development of 3’-dA in the clinic.

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

Our Solution: NUC-7738

NUC-7738 is a ProTide transformation of 3’-dA, specifically designed to generate the active anti-cancer metabolite, 3’-dATP, in cancer cells. Importantly, NUC-7738 is not a substrate for ADA and is therefore not broken down by this enzyme. This results in greater stability and increased generation of 3’-dATP following administration. NUC-7738 is highly lipophilic and is able to enter cells independently of nucleoside transporters, including hENT1. Once inside the cancer cell,

NUC-7738 is presented in the phosphorylated form, 3’-dAMP, thus bypassing the first rate-limiting phosphorylation step by AK required to generate the active anti-cancer metabolite 3’-dATP. These attributes result in significantly higher levels of the active anti-cancer metabolite 3’-dATP inside cancer cells compared to 3’-dA. Primarily, 3'-dATP disrupts RNA polyadenylation, causing changes in the expression of genes involved in metabolism, differentiation, and apoptosis, ultimately leading to metabolic stress, cessation of cancer cell growth and cell death.

The metabolism of NUC-7738 compared to 3’-dA as described above is shown in the following graphic.

3′-dA
NUC-7738
Breakdown
ADA
Transporter
Cell Membrane
Cell Membrane
Deprotection
ADA
Breakdown
3′-dAMP
3′-dADP
3′-dATP
Disrupts RNA Polyadenylation
AAA
Metabolic Stress
Apoptosis
Blocks Cell Division

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

NUC-7738: Ongoing Phase 1/2 clinical trial. A Phase 1/2 first-in-human dose escalation and expansion clinical trial, also known as the NuTide:701 trial, in patients with advanced solid tumors who have exhausted all treatment options is currently ongoing and is currently in the Phase 2 part of the clinical trial. The objective of the Phase 1 part of the trial is to establish the recommended dose and schedule for NUC-7738, as illustrated in the schema below. The maximum tolerated dose was 1,350 mg/m2 administered on a weekly schedule. The Phase 2 part of the trial is to evaluate efficacy and further characterize the safety profile of NUC-7738 at the recommended Phase 2 dose both as a monotherapy and in combination with the PD-1 inhibitor, pembrolizumab.

In September 2021, at the Virtual ESMO Congress, we presented interim data from the first 29 patients treated in this trial. These interim data indicated a favorable pharmacokinetic and tolerability profile of NUC-7738. In plasma samples from patients treated with NUC-7738, a dose-proportional increase in exposure was observed. NUC-7738 was efficiently converted to the active anti-cancer metabolite, 3’-dATP, in patients white blood cells, where high levels of 3’-dATP were detected. The intracellular 3’-dATP generated also had a prolonged half-life, with detectable levels in some patients more than 50 hours after infusion. NUC-7738 has been found to be well tolerated. Additionally, three case studies highlighted patients with encouraging tumor reductions who remained on NUC-7738 treatment for extended periods of time. In June 2022, we presented data at the European Hematology Association 2022 Hybrid Congress that showed that NUC-7738 can suppress the expansion and survival of AML cells by reducing ß-catenin signaling, a key pathway in AML.

In September 2022, we presented data from the Phase 1 part of NuTide:701 at the ESMO Congress. These data showed encouraging signals of anti-tumor activity across a range of tumor types, particularly melanoma. Promising data were observed in a variety of solid tumors with numerous patients staying on treatment for extended periods, including one patient with metastatic melanoma who became eligible for complete surgical resection following eleven months of treatment with NUC-7738. Four case studies highlighted patients with encouraging tumor reductions who remained on NUC-7738 treatment for extended periods of time, as shown below. NUC-7738 also had a favorable safety profile with low rates of treatment-related AEs (TRAEs), very few Grade 3 TRAEs and no patients experiencing Grade 4 or 5 TRAEs. We expect to report additional interim data from the NuTide:701 trial in 2023.

Encouraging Efficacy Signals

Metastatic Melanoma

62 years, female
2 prior lines

1) nivolumab + ipilimumab: discontinued within **1 month**

2) CK7 inhibitor: progressed at **1 month**

- NUC-7738 starting dose 14 mg/m^2 (8 dose escalations)
- **18 months treatment duration** (Stable Disease 12 months)
- **14% reduction in tumor volume**

Metastatic Melanoma

65 years, female
1 prior line

1) nivolumab + ipilimumab: discontinued within **1 month**

- NUC-7738 starting dose 400 mg/m^2 (1 dose escalation)
- **11 months treatment duration** (Stable Disease 9 months)
- **NUC-7738 treatment enabled complete resection** patient had diffuse disease that was inoperable prior to NUC-7738

Metastatic Clival Chordoma

72 years, female
1 prior line

1) imatinib: progressed at **19 months**

- NUC-7738 dose 1,350 mg/m^2
- **Stable disease 6 months**
- Bleeding from nasal lesion resolved
- **45% reduction in mandibular lesion**
- **Complete disappearance of lip lesion**

Metastatic Lung Adenocarcinoma

65 years, male
2 prior lines

1) carboplatin + pemetrexed: progressed at **6 months**

2) docetaxel: progressed at **4 months**

- NUC-7738 starting dose 42 mg/m^2 (4 dose escalations)
- **Treatment duration 6 months**
- **46% reduction in lung lesion 1**
- **Change in character in lung lesion 2**
  - small dense core surrounded by a larger diffuse "ground-glass" periphery

Symeonides *et al* (2022) *Ann Oncol*: 33: Suppl 7 Abstract ID 455MO (ESMO oral September 2022). Data cut off: July 7, 2022

NuTIDE 701

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

Gemcitabine
ACELARIN
Transporter
Cell Membrane
Cell Membrane
Breakdown
CDA
dFDU
Deprotection
dCK
Activation
dFdCMP
dFdCMP
dFdCDP
dFdCDP
dFdCTP
dFdCTP
DNA Damage
DNA Damage

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

Acelarin: Phase 1b clinical trial in combination with carboplatin (PRO-002)

In the Phase 1b trial, 25 patients with recurrent ovarian cancer received Acelarin at doses from 500 mg/m 2 to 750 mg/m2 in combination with carboplatin for a maximum of six treatment cycles lasting three weeks each. Patients had received on average four prior lines of chemotherapy and had a median age of 65. Of the 25 patients enrolled, 23 were evaluable and these patients were characterized by their platinum status: seven were platinum-refractory, 10 were platinum-resistant, three were partially platinum-sensitive and three were platinum-sensitive. Efficacy was evaluated using the RECIST standard scoring system. The 23 evaluable patients had received one or more cycles of Acelarin in combination with carboplatin and had at least one follow-up radiographic assessment to measure changes in tumor size. Of the evaluable patients, one achieved a confirmed complete response, with a complete disappearance of all target lesions, and eight achieved a partial response (four confirmed), with at least a 30% decrease in tumor size. This resulted in an overall response rate of 39% (22% confirmed). Another 13 patients had tumors that either decreased by up to 30% or increased by less than 20% and were scored as having stable disease. This resulted in a disease control rate of 96%. The median progression-free survival duration was 6.2 months. In all 25 patients, the incidence of Grade 3 and Grade 4 neutropenia and thrombocytopenia was 52% and 28%, respectively. The results of the Phase 1b Acelarin trial suggest that Acelarin can be combined with carboplatin at a higher, more optimal carboplatin dose.

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

Acelarin: Phase 3 clinical trial (ACELARATE) in patients with metastatic pancreatic cancer

ACELARATE was a Phase 3, open-label, randomized trial, facilitated by the National Cancer Research Institute in the United Kingdom, and was designed to compare Acelarin to gemcitabine as first-line therapy in patients with metastatic pancreatic carcinoma who were not eligible for combination chemotherapy. Acelarin (825 mg/m2) and gemcitabine (1,000 mg/m2) were administered on days one, eight, and 15 of 28-day cycles.

The primary objective was to determine whether Acelarin is superior to gemcitabine in terms of overall survival. A total of 200 patients were enrolled, with 100 patients receiving Acelarin, which included 48 males and 52 females with an average age of 73 years.

This trial included a prespecified futility analysis, which indicated that the primary efficacy objective of Acelarin monotherapy reducing the risk of death by at least 42% compared to gemcitabine was unlikely to be met in this difficult-to-treat patient population. Upon review of the interim data by the Independent Safety and Data Monitoring Committee, the sponsor decided to suspend recruitment, allow the data to mature and conduct additional sub-group analyses. Patients who were deriving benefit could continue treatment with Acelarin. The additional analyses also indicated that achieving the primary objective was unlikely and the trial was closed in June 2021.

Acelarin: Phase 3 clinical trial (NuTide:121)

A Phase 3 clinical trial, also known as the NuTide:121 trial, comparing Acelarin in combination with cisplatin to gemcitabine in combination with cisplatin as a first-line treatment for patients with locally advanced or metastatic biliary tract cancer was closed in March 2022 following the first pre-planned interim analysis.

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

Three interim efficacy analyses, including two designed to support accelerated approval of Acelarin in the United States, were planned in addition to the final analysis. The first interim analysis was performed by the Independent Data Monitoring Committee after 418 patients with measurable disease at baseline had been randomized and followed for 28 weeks. This analysis evaluated the ORR primary endpoint and also included a pre-planned futility analysis.

Following the first interim analysis, NuCana made the decision to discontinue the NuTide:121 trial in March 2022 based on the recommendations of the trial’s Independent Data Monitoring Committee. Analysis of the study dataset demonstrated that the overall response rate (ORR), as assessed by Blinded Independent Central Review, was 18.7% (3 Complete Responses and 50 Partial Responses) in the Acelarin plus cisplatin arm and 12.4% (0 Complete Responses and 34 Partial Responses) in the gemcitabine plus cisplatin arm. However, this improvement in ORR was not reflected by an improvement in overall survival (OS). Median OS was 9.2 months in the Acelarin plus cisplatin arm and 12.6 months in the gemcitabine plus cisplatin arm corresponding to a hazard ratio of 1.79. Treatment exposure was lower in the Acelarin plus cisplatin arm, which may be at least partially explained by a higher discontinuation rate due to treatment emergent adverse events (TEAEs) in the Acelarin plus cisplatin arm (30%) compared to the gemcitabine plus cisplatin arm (16%). More patients discontinued during the first 30 days of treatment in the Acelarin plus cisplatin arm (11% vs 1%) and this was predominantly due to liver-related TEAEs, which occurred with a higher incidence in the Acelarin plus cisplatin arm. An evaluation of the liver-related TEAEs observed in this trial suggested that the assessment of drug-induced liver toxicity is potentially confounded by disease progression and the corresponding high frequency of liver dysfunction in patients with advanced biliary tract cancer which are difficult to distinguish from the pattern of drug related liver toxicity.

The development of Acelarin in biliary tract cancer was accelerated from Phase 1b to Phase 3; therefore, limited data were available to support the Acelarin dose in NuTide:121. Given that Acelarin is designed to enter cells more easily and generate higher tissue levels of active metabolite than gemcitabine, the selected Phase 3 dose may have been too high in some patients, potentially causing increased toxicity without additional durable tumor control benefit.

Overall, the Acelarin safety profile was generally similar to that of gemcitabine. The lower treatment exposure in the Acelarin plus cisplatin arm due to adverse event related early discontinuations may partially explain why the increased ORR did not translate into a survival benefit. We are assessing future development options for Acelarin in biliary tract cancer which may explore lower doses of Acelarin, alternative combination partners or specific sub-sets of biliary tract cancer patients. Indications other than biliary tract cancer are also being assessed as future development options for Acelarin.

NuCana believes that the pattern of liver-related TEAEs observed in NuTide:121 is specific to biliary tract cancer and potentially the combination with cisplatin. The pattern of liver-related TEAEs observed in NuTide:121 was not observed in trials that assessed Acelarin as a monotherapy (PRO-001, PRO-105 and ACELARATE) or in combination with carboplatin (PRO-002). Furthermore, this pattern of liver-related TEAEs has not been observed in clinical studies assessing NUC-3373 as a monotherapy (NuTide:301) or in combination with leucovorin, bevacizumab and either irinotecan or oxaliplatin (NuTide:302) or in the clinical study assessing NUC-7738 as a monotherapy (NuTide:701).

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

Manufacturing

We currently rely, and expect to continue to rely, on third-party contract manufacturing organizations, or CMOs, for the supply of clinical trial materials of NUC-3373, NUC-7738 and Acelarin, and any future product candidates under the cGMP specified by the FDA and other regulatory organizations. cGMP is a regulatory standard for the production of pharmaceuticals to be used in humans. In the future, we intend to also rely on our CMOs to produce sufficient commercial quantities of our ProTides, if approved. We source key materials from third parties, either directly from suppliers or indirectly through our CMOs. These raw materials are generally available from multiple vendors, which provides us with a robust and cost-effective supply chain.

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

As of March 29, 2023, we owned 844 granted patents (of which 28 are U.S. issued patents) and 263 pending patent applications (of which 16 are U.S. pending patent applications). Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include: Australia, Canada, China, Eurasia (in the form of a regional patent), Europe (in the form of a regional patent), Hong Kong, India, Israel, Japan, South Korea, Malaysia, Mexico, Philippines, Singapore and South Africa.

NUC-3373

We own 102 granted patents and three pending applications covering the composition of matter of NUC-3373, a genus around NUC-3373 and specific uses of NUC-3373. Those patents were granted in major territories, including the United States, Europe and Japan. These granted patents and patents arising from the pending applications, if issued, are expected to expire in 2032, excluding any patent term adjustments and any patent term extensions.

We own patent applications covering formulations of NUC-3373 (including those used in the clinical trials), methods of making NUC-3373, and specific uses of NUC-3373. A patent claiming the clinical formulation of NUC-3373 has been granted in Japan. These patents and patents arising from these pending applications are expected to expire in 2036, 2037 and 2038 excluding any patent term adjustments and any patent term extensions.

NUC-7738

We own 76 granted patents and 12 pending applications covering the composition of matter of NUC-7738, a genus around NUC-7738 and specific uses of NUC-7738. Patents directed to NUC-7738 have been granted in major jurisdictions, including U.S., Europe and Japan. These granted patents and patents arising from these pending applications, if issued, are expected to expire in 2035 excluding any patent term adjustments and any patent term extensions.

We own patent applications covering formulations of NUC-7738, methods of making NUC-7738, and specific uses of NUC-7738. Patents arising from these pending applications are expected to expire in 2036 and 2038 excluding any patent term adjustments and any patent term extensions.

Acelarin

We own 88 granted patents covering the composition of matter of our Acelarin product candidate. The patent claims are directed to the Acelarin product candidate and to a genus around that candidate. Acelarin was originally formed as a mixture of two diastereoisomers, both of which are biologically active, and each of these composition of matter patents covers Acelarin both as a single diastereoisomer and as a mixture of diastereoisomers. The composition of matter patents for Acelarin have been granted in major territories, including United States, Europe and Japan. These granted patents are expected to expire in 2024, excluding any patent term adjustments and any patent term extensions.

Additionally, we own 65 granted patents, as well as seven pending patent applications, directed towards Acelarin in single diastereoisomer form. A patent claiming the more soluble single diastereoisomer of Acelarin has been granted in the United States and Europe, and corresponding patent applications are pending in other major territories, including Japan. These granted patents and patents arising from the pending applications, if issued, are expected to expire in 2033 and 2035, excluding any patent term adjustments and any patent term extensions.

We own granted patents and patent applications covering formulations of Acelarin (including those used in the clinical trials), methods of making Acelarin (including as a single diastereoisomer), and specific uses of Acelarin, including the use of Acelarin in combination with carboplatin and Acelarin in combination with cisplatin. These pending applications have been filed in the commercially or strategically important territories mentioned above, including the United States, Europe and

Japan. Patents claiming the clinical formulation of Acelarin have been granted in the United States, Europe and Japan. These patents and patents arising from these pending applications are expected to expire in 2035 and 2036, excluding any patent term adjustments and any patent term extensions.

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

Prior to the expiration of the Cardiff Agreement, we collaborated pursuant to the Cardiff Agreement with Cardiff University in the design, synthesis, characterization and evaluation of phosphoramidate prodrugs, which we refer to as ProTides, based on certain nucleosides. We were responsible for funding certain work performed by Cardiff University and making other payments, which totaled £175,052 in 2020, £136,481 in 2021, and £68,737 in 2022. Cardiff University and Cardiff Consultants, which is a holder of intellectual property developed by Cardiff University, have assigned to us all rights in the results of the research under the Cardiff Agreement.

Upon our completion of the evaluation of the ProTides, we had the right to select one or more of the evaluated ProTides as candidates for potential development of commercial products. At the end of March 2022, we notified Cardiff University and Cardiff Consultants regarding our selected ProTides. Pursuant to the terms set out in the Cardiff Agreement, Cardiff University and Cardiff Consultants have granted us an exclusive worldwide license to use for all purposes the Cardiff intellectual property in respect of the nucleoside family of our selected ProTides. This license survives the expiration of the Cardiff Agreement. During the license period, Cardiff University and Cardiff Consultants may not undertake any research for any competing third party on nucleoside families covered by the license where such research would make use of the Cardiff intellectual property, or to grant rights in the Cardiff intellectual property to any third party for use in connection with nucleosides covered by the licenses.

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

Government Regulation and Product Approval

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The FD&C Act and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications, or NDAs, warning letters, voluntary product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

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

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the drug product may begin in the United States. The NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee (for example, for fiscal year 2023 this application fee exceeds $3.2 million). These fees are typically increased annually.

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

Pediatric Information and Pediatric Exclusivity

Under the Pediatric Research Equity Act, or PREA, amendments to the FD&C Act, NDAs or supplements to NDAs must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The Food and Drug Administration Safety and Innovation Act, or FDASIA, enacted in 2012, made permanent PREA to require that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials or other clinical development programs. The FDA may grant full or partial waivers, or deferrals, for submission of pediatric data. The FDA Reauthorization Act of 2017 amended the FD&C Act to require pediatric investigations of drugs intended for treatment of an adult cancer if directed at a molecular target the FDA determines to be substantially relevant to the growth or progression of a pediatric cancer, unless the FDA waives or defers the requirement.

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

Regulation of Companion Diagnostic Devices

If we decide that a diagnostic test would provide useful information for patient selection following commercialization of our future drug products or if the FDA requires us to develop such a test and to include screening requirements in the prescribing information for our future approved drug products, we may work with a collaborator to develop an in vitro diagnostic, or companion test. The FDA regulates in vitro diagnostic tests as medical devices and requires separate regulatory authorization prior to commercialization. The type of regulation to which such a test will be subjected will depend in part on a risk assessment by the FDA as well as a determination of whether the test is intended to yield results that would be helpful for prescribers to know versus results that the FDA or we believe are necessary for the safe and effective use of our drugs under development.

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

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country, even though there is already some degree of legal harmonization in the E.U. member states resulting from the national implementation of underlying E.U. legislation. In all cases, the clinical trials are conducted in accordance with GCP and other applicable regulatory requirements. The Clinical Trials Regulation (Regulation (E.U.) 536/2014) began to harmonize the assessment and supervision processes for clinical trials throughout the European Union and when it came in to force on January 31, 2022, it repealed the existing E.U. Clinical Trials Directive (EC) 2001/20/EC and national legislation that was put in place to implement the Directive.

To obtain regulatory approval of a new drug, or medicinal product, in the European Union, a sponsor must obtain approval of a marketing authorization application, or MAA. The way in which a medicinal product can be approved in the European Union depends on the nature of the medicinal product.

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

The United Kingdom formally left the European Union on January 31, 2020. At that time, U.K. legislation was updated via the Human Medicines Regulations (Amendment etc.) (E.U. Exit) Regulations 2019, or the Exit Regulations. The Exit Regulations updated the existing U.K. legislation by, for example, replacing references to E.U. databases and community marketing authorization with newly established U.K. databases and U.K. marketing authorizations. From January 1, 2021, E.U. pharmaceutical law has applied to the United Kingdom in respect of Northern Ireland only. U.K.

pharmaceutical legislation moving forward will depend on negotiations between the United Kingdom and the European Union. The United Kingdom may elect to adopt the Swiss model; i.e., the United Kingdom would adopt E.U. pharmaceutical legislation into U.K. law so that U.K. medicines law shadows E.U. medicines legislation while it remains outside of both the European Union and the European Economic Area.

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

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products for branded prescription drugs. For example, in the United States, the ACA contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit future payments for our products. On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Payment methodologies may also be subject to changes in healthcare legislation and regulatory initiatives. For example, Centers for Medicare and Medicaid Services may develop new payment and delivery models, such as bundled payment models. There also has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. By way of example, in August 2022, the Inflation Reduction Act of 2022, or the IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, it is currently unclear how the IRA will be effectuated, or the impact of the IRA on our business.

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
•
the federal civil and criminal false claims laws, including, without limitation, the federal civil monetary penalties law and the civil False Claims Act (which can be enforced by private citizens through qui tamactions), which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal funds, and knowingly making, or causing to be made, a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government;
•
HIPAA, which imposes criminal and civil liability for executing or attempting to execute a scheme to defraud any healthcare benefit program and prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;
•
HIPAA, as amended by HITECH, and its implementing regulations, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without the appropriate authorization by entities subject to the law, such as healthcare providers, health plans, and healthcare clearinghouses and their respective business associates that perform certain functions or activities that involve the use or disclosure of protected health information on their behalf;

•
the federal transparency requirements under the Physician Payments Sunshine Act, created under the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or CHIP to report, on an annual basis, to the United States Department of HHS information related to payments and other transfers of value provided to physicians, teaching hospitals and certain advanced non-physician health care practitioners and physician ownership and investment interests; and
•
analogous state laws and regulations, such as state anti-kickback and false claims laws, that impose similar restrictions and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other health care providers; and state health information privacy and data breach notification laws, which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

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

Healthcare Reform in the United States and Potential Changes to Health Care Laws

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

Since its enactment, there have been judicial, administrative, executive and legislative challenges to certain aspects of the ACA. On June 17, 2021 the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, President Biden issued an executive order to, among other things, instruct certain governmental agencies to review and reconsider their existing policies and rules that limit access to health care, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA.

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

Since the withdrawal of the United Kingdom from the European Union, the U.K. regulator, the Medicines and Healthcare products Regulatory Agency, or MHRA, has issued guidance on how to apply for Marketing Authorization. In addition, the MHRA has outlined the European Commission, or EC, Decision Reliance Procedure, whereby the United Kingdom may rely on a decision taken by the EC on the approval of a new Marketing Authorization in the European Union via the centralized procedure. When an EC Decision Reliance Procedure submission is made, the MHRA will aim to grant U.K. Marketing Authorization as soon as possible, and within 67 days at the latest.

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

In 2018, we were granted a European patent from the European Patent Office, or EPO, EP 2955190, or EP 190, that covered the composition of matter of a genus of phosphoramidate nucleotide compounds that includes sofosbuvir, sold under the brand name Sovaldi®, a leading drug for the treatment of hepatitis C sold by Gilead Sciences, Inc. Later in 2018, Gilead filed an Opposition to our patent at the EPO in an attempt to revoke it. In February 2021, the EPO Opposition Division disagreed with Gilead and upheld amended patent claims that cover sofosbuvir. In June 2021, the decision by the EPO Opposition Division to uphold our EP 190 was appealed by Gilead to the EPO Technical Boards of Appeal. We also filed an appeal to the EPO Technical Boards of Appeal against the decision by the EPO Opposition Division to only allow the patent in an amended form. On March 24, 2023, the EPO Technical Boards of Appeal issued an oral decision revoking EP 190. This decision is final and has retroactive effect. Subsequent to the decision of the EPO Opposition Division, but also in February 2021, Gilead Sciences, Inc. and Gilead Sciences Limited filed a lawsuit against us in the Patents Court of the High Court of Justice of England and Wales requesting revocation of the U.K. part of EP 190. In March 2021, we filed a counterclaim against Gilead Sciences, Inc. and Gilead Sciences Limited alleging infringement of our patent resulting from acts including the sale of Sovaldi®, as well as its combination products Harvoni®, Vosevi® and Epclusa®, in the United Kingdom. In 2022, we were granted a further European patent from the EPO, EP 3904365, or EP 365, that covered the composition of matter of a smaller genus of phosphoramidate nucleotide compounds that includes sofosbuvir. Gilead Sciences, Inc. and Gilead Sciences Limited subsequently amended their claim to request revocation of the U.K. part of EP 365 and we counterclaimed for infringement. The U.K. Patents Court trial for this case took place between January 20, 2023 and February 3, 2023 and a judgment was handed down by the court on March 21, 2023. In its judgment, the High Court deemed that EP 190 and EP 365 were invalid in the United Kingdom. As a result of this decision, we will be liable to pay a proportion of Gilead’s legal fees for these legal proceedings in the United Kingdom.

Additionally, in April 2021, we initiated legal proceedings against Gilead Sciences Ireland UC and Gilead Sciences GmbH in the German Regional Court of Dusseldorf for patent infringement for the sale of Sovaldi® as well as its combination products Harvoni®, Vosevi® and Epclusa® in Germany. In July 2022, the German Regional Court of Dusseldorf issued a judgment that Gilead Sciences Ireland UC and Gilead Sciences GmbH had infringed EP 190. Gilead has appealed this decision and the Higher Regional Court of Dusseldorf appeal hearing is currently scheduled for August 17, 2023. However, as a result of the decision in March 2023 by the EPO Technical Boards of Appeal, we plan to abandon further proceedings in Germany and, as a result, we will be liable to pay a proportion of Gilead’s legal fees for these legal proceedings in Germany.

The litigation described above has, and any future litigation regarding our intellectual property could, subject us to significant legal expense. See “Risk Factors -- Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.”

The litigation described above does not affect the patent protection on any of our product candidates, which are covered by separate patents that were not involved in this litigation.

C. Organizational Structure

The following is a list of our significant subsidiaries:

Name of undertaking	Country of registration	Activity	Percent holding
NuCana, Inc.	United States	Biotechnology Research and Development	100
NuCana Limited	Ireland	Biotechnology Research and Development	100
NuCana BioMed Trustee Company Limited	Scotland	Employee Benefit Trust	100

D. Property, Plant and Equipment

Type	Location	Size (sq ft)	Expiry
Executive office	Edinburgh, United Kingdom	4,236	December 5, 2024
Executive office	Edinburgh, United Kingdom	3,900	August 14, 2027
Executive office	Newton, MA, United States	312	December 31, 2024

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

A. Operating Results

COVID-19

We continue to evaluate and assess the impact of COVID-19 on our operations and believe if there is a resurgence in COVID-19 that this will potentially cause some delays to the timing and progress of our clinical trials.

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

Administrative Expenses. Administrative expenses consist of personnel costs, depreciation, amortization and other expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, bonuses, benefits and share-based payment expense. Other administrative expenses include office-related costs, professional fees and costs of our information systems. We anticipate that our administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also incur expenses as a public company, including expenses related to compliance with the rules and regulations of the SEC and The Nasdaq Global Select Market, additional insurance expenses, and expenses related to investor relations and other administrative and professional services.

Net Foreign Exchange Gains (Losses)

Net foreign exchange gains (losses) primarily relates to cash held in U.S. dollars.

Finance Income

Finance income relates to interest earned on our cash and cash equivalents.

Income Tax Credit

We are subject to corporate taxation in the United Kingdom and our wholly owned U.S. subsidiary, NuCana, Inc., is subject to corporate taxation in the United States. Due to the nature of our business, since our inception, we have generated losses in the United Kingdom. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and in the United States, and income tax payable in the United States.

As a company that carries out extensive research and development activities, we benefit from the U.K. and U.S. research and development tax credit regimes. In the United Kingdom, we are able to surrender some of our losses for a cash rebate of up to 33.35% of eligible expenditures on qualifying research and development projects incurred prior to April 1, 2023 (set to reduce with respect to eligible expenditures incurred on or after April 1, 2023). In the United States, we are able to offset the research and development credits against corporation tax payable. Our qualifying expenditures in the United Kingdom largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. In the United Kingdom, where we receive the larger proportion of the research and development credit, certain subcontracted qualifying research and development expenditures incurred prior to April 1, 2023 are eligible for a cash rebate of up to 21.68% (set to reduce with respect to eligible expenditures incurred on or after April 1, 2023). These rates are subject to the introduction of a territoriality restriction which may restrict our ability to claim relief in respect of research and development activity taking place outside the United Kingdom, which will apply to accounting periods beginning after April 1, 2024. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits in the United Kingdom in the future under the current research and development tax credit scheme because we may no longer qualify as a small or medium-sized company. However, in that scenario, we may be able to file under a large company scheme.

Unsurrendered tax losses are carried forward to be offset against future taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of £84.6 million as of December 31, 2022. There were also temporary differences on share-based compensation arrangements of £1.3 million. No deferred tax asset is recognized in respect of accumulated tax losses or temporary differences on share-based compensation arrangements because future profits are not sufficiently certain.

In the event we generate revenues in the future, we may benefit from the “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The effective rate of tax for relevant streams of revenue for companies receiving this relief is currently 10%.

Results of Operations

Comparison of Year Ended December 31, 2021 and 2022

The following table summarizes the results of our operations for the years ended December 31, 2021 and 2022.

	Year ended December 31,
	2022	2021
	(in thousands)
Research and development expenses	£(36,426)	£(36,834)
Administrative expenses	(7,291)	(8,529)
Impairment of intangible assets	(292)	(2,809)
Net foreign exchange gains	4,887	267
Operating loss	(39,122)	(47,905)
Finance income	669	103
Loss before tax	(38,453)	(47,802)
Income tax credit	6,432	7,269
Loss for the year	(32,021)	(40,533)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	61	5
Total comprehensive loss for the year	£(31,960)	£(40,528)

Research and Development Expenses

Research and development expenses were £36.4 million for the year ended December 31, 2022 as compared to £36.8 million for the year ended December 31, 2021, a decrease of £0.4 million. The decrease resulted from lower expenses incurred related to clinical trials of £16.5 million in 2022, compared with £20.4 million in 2021. Manufacturing costs in 2022 were £2.2 million compared to £3.3 million in 2021, a decrease of £1.1 million. The decrease in clinical trial and manufacturing costs is primarily due to the discontinuation of the Phase 3 clinical trial of Acelarin in March 2022. Patent costs increased by £5.1 million in 2022 compared with 2021 primarily due to patent defense activity. The £5.1 million increase includes total provisions of £4.1 million recognized in the year ended December 31, 2022 with respect to estimates for the total cost reimbursement due to Gilead Sciences, Inc., Gilead Sciences Limited, Gilead Sciences Ireland UC and Gilead Sciences GmbH in relation to the following:

•
Judgment of the Patents Court of the High Court of Justice of England and Wales handed down on March 21, 2023, which is a post balance sheet adjusting event; and
•
Decision of the EPO Technical Board of Appeal on March 24, 2023 revoking EP 190, which means we have reassessed our estimate of the outcome and financial effect of the patent infringement proceedings in Germany.

Other research and development costs decreased in 2022 by £0.5 million primarily due to lower share-based payment expenses and non-clinical costs, partially offset by higher personnel costs. The following table gives a breakdown of the research and development costs incurred by product for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021
	(unaudited) (in thousands)
NUC-3373	£12,045	£7,303
NUC-7738	3,711	4,029
Acelarin	19,315	22,800
Other	1,355	2,702
	£36,426	£36,834

Administrative Expenses

Administrative expenses were £7.3 million for the year ended December 31, 2022 as compared to £8.5 million for the year ended December 31, 2021, a decrease of £1.2 million. The decrease was primarily related to lower share-based payment expenses, professional fees, insurance and amortization, partially offset by higher personnel costs.

Impairment of Intangible Assets

We regularly review our patent portfolio and during 2022 further development of a limited number of patents, relating mainly to preclinical drug candidates, was discontinued. Management concluded that this was an indication of impairment and an impairment charge of £0.3 million has been recognized, representing the full aggregate carrying value of these patents as of December 31, 2022.

On March 2, 2022 we announced that the Phase 3 clinical trial of Acelarin for patients with advanced biliary tract cancer was being discontinued following a pre-planned futility analysis by the trial’s Independent Data Monitoring Committee (“IDMC”). Management concluded that this was an indication of impairment and hence reviewed the assets associated with both the clinical trial and Acelarin. Based on this review, in the year ended December 31, 2021 an impairment charge of £2.8 million was recognized, representing the full aggregate carrying value of the patents relating to Acelarin as of December 31, 2021.

Net Foreign Exchange Gains

For the year ended December 31, 2022, we reported a net foreign exchange gain of £4.9 million as compared to a net foreign exchange gain of £0.3 million for the year ended December 31, 2021. In 2022, the gain primarily arose from cash balances held in U.S. dollars and the U.S. dollar appreciating relative to the U.K. pound sterling at a higher rate than in 2021.

Finance Income

Finance income represents bank interest and was £0.7 million for the year ended December 31, 2022 and £0.1 million for the year ended December 31, 2021. The increase in bank interest resulted from higher rates of interest being earned on cash deposits.

Income Tax Credit

The income tax credit, which is largely comprised of research and development tax credits, amounted to £6.4 million for the year ended December 31, 2022 and £7.3 million for the year ended December 31, 2021.

In the United Kingdom, research and development tax credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses incurred prior to April 1, 2023 (set to reduce for expenditure incurred from April 1, 2023 onwards). The decrease in the income tax credit was primarily attributable to a decrease in our eligible research and development expenses.

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

	Year Ended December 31,
	2021	2020
	(unaudited)
	(in thousands)
NUC-3373	£7,303	£6,305
NUC-7738	4,029	3,746
Acelarin	22,800	13,927
Other	2,702	1,921
	£36,834	£25,899

Administrative Expenses

Administrative expenses were £8.5 million for the year ended December 31, 2021 as compared to £7.1 million for the year ended December 31, 2020, an increase of £1.4 million. The increase was primarily related to higher insurance, professional fees and share-based payment expenses.

Impairment of Intangible Assets

On March 2, 2022 we announced that the Phase 3 clinical trial of Acelarin for patients with advanced biliary tract cancer was being discontinued following a pre-planned futility analysis by the trial’s IDMC. Management concluded that this was an indication of impairment and hence reviewed the assets associated with both the clinical trial and Acelarin. Based on this review, an impairment charge of £2.8 million was recognized, representing the full aggregate carrying value of the patents relating to Acelarin as of December 31, 2021. The announcement was an adjusting event, as the data that supported the recommendation of the IDMC to discontinue the clinical trial existed at December 31, 2021, although this data had not been compiled, analyzed or communicated to the IDMC at that time.

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

Income Tax Credit

The income tax credit, which is largely comprised of research and development tax credits, amounted to £7.3 million for the year ended December 31, 2021 and £5.5 million for the year ended December 31, 2020.

In the United Kingdom, research and development tax credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses incurred prior to April 1, 2023 (set to reduce for expenditure incurred from April 1, 2023 onwards). The increase in the income tax credit was primarily attributable to an increase in our eligible research and development expenses.

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

As of December 31, 2022 and December 31, 2021, we had cash and cash equivalents of £41.9 million and £60.3 million, respectively. We do not currently have any approved products and have never generated any revenue from product sales. To date we have financed our operations primarily through the issuances of our equity securities.

In August 2021, we entered into an “at-the-market” (ATM) sales agreement with Jefferies LLC, or Jefferies, pursuant to which we may sell from time to time ADSs having an aggregate offering price of up to $100.0 million through Jefferies, acting as our agent. Sales of our ADSs pursuant to this ATM program are subject to certain conditions specified in the sales agreement. In connection with entering into the agreement with Jefferies, we terminated a previous ATM sales agreement between us and Cowen and Company, LLC. Sales under the ATM program are registered on a shelf registration statement on Form F-3 that we filed with the SEC in August 2021, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $400.0 million of our securities, inclusive of our ADSs sold under the ATM program.

Cash Flows

The following table summarizes the results of our cash flows for the years ended December 31, 2021 and 2022.

	Year ended December 31,
	2022	2021
	(in thousands)
Net cash used in operating activities	£(23,158)	£(23,824)
Net cash from (used in) investing activities	120	(3,561)
Net cash used in financing activities	(161)	(98)
Net decrease in cash and cash equivalents	£(23,199)	£(27,483)

Operating activities. Net cash used in operating activities was £23.2 million in 2022 as compared to £23.8 million in 2021, a net decrease in cash outflows of £0.6 million. Operating loss cash flows were lower by £3.7 million in 2022, primarily reflecting lower research and development costs. Working capital inflows were £3.7 million for the year ended December 31, 2022 as compared to working capital inflows of £4.1 million for the year ended December 31, 2021. In addition, a tax refund of £7.2 million was received in 2022 compared to £9.9 million in 2021.

Investing activities. Net cash from investing activities was £0.1 million in 2022 as compared with net cash used in investing activities of £3.6 million in 2021. The year ended December 31, 2021 included payments for other non-current assets of £2.6 million with no similar payments in 2022. Interest received in 2022 was £0.6 million compared with £0.1 million in 2021, an increase of £0.5 million. In 2022, cash used to acquire intangible assets was £0.5 million lower than in 2021.

Financing activities. Net cash used in financing activities was £0.2 million in 2022 as compared to £0.1 million from financing activities in 2021 reflecting a decrease in the proceeds from the issue of share capital.

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

Contractual Obligations

The following table summarizes our contractual lease commitments and obligations as of December 31, 2022.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Operating lease obligations	£701	£272	£306	£123	—

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

D. Trend Information

See “Item 5A. Operating Results” within this Annual Report.

E. Critical Accounting Estimates

Not Applicable.

F. [ Reserved]

G. [Reserved]

H. Non-GAAP Financial Measures

Not Applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and directors:

Name	Age	Position
Executive Officers
Hugh Griffith	55	Chief Executive Officer and Director
Donald Munoz	54	Chief Financial Officer
Jeffrey Bloss	66	Chief Medical Officer
David Harrison	64	Head of Translational Studies
Non-Executive Directors
Andrew Kay	67	Non-Executive Director and Chairman
Martin Mellish	65	Non-Executive Director
Adam George	53	Non-Executive Director
Cyrille Leperlier	69	Non-Executive Director
Elliott Levy	64	Non-Executive Director
Bali Muralidhar	43	Non-Executive Director

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

Jeffrey Bloss, M.D. has served as our Chief Medical Officer since August 2021. In addition, he has over 20 years of leadership experience in oncology at multiple biopharmaceutical companies. Immediately prior to joining NuCana, Dr. Bloss served as Chief Medical Officer of Tarveda Therapuetics a venture-backed clinical stage oncology company from August 2018 to August 2021. Prior to Tarveda, Dr. Bloss was Chief Medical Officer and Senior Vice President, Medical Affairs at Aegerion Pharmaceuticals from June 2017 to August 2018. Dr. Bloss completed his Residency in Obstetrics & Gynecology at Wilford Hall USAF Medical Center and his Fellowship in Gynecologic Oncology at the University of California, Irvine. Dr. Bloss received his M.D. from Thomas Jefferson University Medical College and B.S. from Juniata College.

David Harrison, M.D. has served as our Head of Translational Medicine since December 2017. Since February 2019, Dr. Harrison has been a Director and research team leader at iCAIRD University where he researches artificial intelligence relevant to radiology and pathology. Dr. Harrison has served as Chair of the Government advisory committee relating to cancer for the Public England Committee Carcinogenicity since May 2015. Dr. Harrison has been a Director of Research & Development at Beneox Ltd, a dietary supplement supplier, since April 2014. In addition, Dr. Harrison has served as a professor of Pathology at the University of St. Andrews since May 2012. Further, Dr. Harrison is a director at PathAlba Limited, Viewbank Leuchars Limited, and ILC Therapeutics Limited. Dr. Harrison completed his fellowship in Pathology at the Royal College of Pathologists, London, and received his M.D. and a Bachelor of Medicine and Surgery from the University of Edinburgh.

Non-Executive Directors

Andrew Kay has served as Chairman of our board of directors since December 2020. Mr. Kay has served as Chairman of the Board of NeRRe Therapeutics since September 2017, as Chairman of the Board of Blueberry Therapeutics since August 2015, as Chairman of WalkSafe Chaperhome Limited since March 2021, and as Chairman and director or Amulet Consulting since 2014. From January 2019 to September 2020, he held the same role for KaNDy Therapeutics, a biotechnology company that was acquired by Bayer. From September 2015 to June 2018, Mr. Kay served as Chairman of the Board of Wilson Therapeutics, a biopharmaceutical company acquired by Alexion Pharmaceuticals in 2018. Prior to that, Mr. Kay served as the President and Chief Executive Officer for Algeta from January 2009 to May 2014. Prior to Algeta, Mr. Kay was the Global Head of Marketing and Sales and a Member of the Healthcare Committee and Pharmaceutical Executive Committee at Novartis 1999 to 2003, and held several other senior commercial positions in Europe and the United States having worked at Renovo, AstraZeneca, Eli Lilly, Sandoz and Boots. Mr. Kay earned his Bachelor of Honors in Pharmacy from Nottingham University. We believe Mr. Kay possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience with biotechnology and pharmaceutical companies.

Martin Mellish has served as a member of our board of directors since December 2009. Mr. Mellish has served as founding director of Aspen Advisory Services Ltd., a London-based private office responsible for the administration of investments in North America, Europe and Asia since 1994. Mr. Mellish also serves as a non-executive Chairman of Spectral MD Holdings Ltd., (London AIM:SMD), a company developing a medical Artificial Intelligence technology for the evaluation of acute burn and chronic diabetic wounds. Mr. Mellish is also director and Chairman of the Audit Committee of Levitronix Technologies Inc., a technology company, handling high-purity fluids for the semiconductor and life science industries. Mr. Mellish holds an M.Sc. from the Master of Health Care Delivery Science program at Dartmouth’s Geisel School of Medicine and Tuck School of Business; an SM (Management) from the Massachusetts Institute of Technology and an M.Sc. (Accounting) from Northeastern University. We believe that Mr. Mellish possesses specific attributes that qualify him to serve as a member of our board of directors, including his significant experience in accounting and finance.

Adam George has served as a member of our board of directors since April 2018. Mr. George served as GW Pharmaceutical's U.K. Managing Director from March 2017 to December 2020, Company Secretary from September 2007 to December 2020, Chief Financial Officer from 2012 to March 2017, and Financial Controller from 2007 to 2012. GW Pharmaceuticals is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. In addition, Mr. George has served as chairman of the board of directors and chief executive officer of Psi Pharmaceuticals Ltd since December 2021 and as a member of the board of directors of Beckley Psytech Ltd since June 2021. Before joining GW Pharmaceuticals, Mr. George held several senior finance roles within both public and private companies. Mr. George holds a BSc. in Biology from Bristol University and is a Chartered Accountant. He also serves as Chairman of NuCana's Audit Committee. We believe that Mr. George possesses the specific attributes that qualify him to serve as a member of our board of directors, including significant management experience in the biopharmaceutical industry at both public and private companies.

Cyrille Leperlier, M.D. has served as a member of our board of directors since May 2018. He brings to NuCana over 30 years of experience in the pharmaceutical and biotechnology industry. Dr. Leperlier also served as the Chief Executive

Officer of Divlal SAS from June 2020 to November 2022. From 2009 to 2016, Dr. Leperlier also served as Vice President of Medical Assessment for Corporate Strategy for Sanofi's Corporate Business Development and M&A Group, where, among other transactions, he was deeply involved in Sanofi's acquisition of Genzyme. Prior to this role, Dr. Leperlier served at Sanofi as Medical Director in Japan from 2007 to 2009 and Head of Medical Affairs, International Region from 2004 to 2007. Before joining Sanofi, Dr. Leperlier was Medical Director and Global Head of Clinical Development at Rhone Poulenc Rorer and previously worked for Takeda in a variety of operational and medical affairs roles. Dr. Leperlier received an M.D. from the University of Paris, Saint-Antoine School of Medicine and a Master in Human Biology (major in physiology) from the Medical University of Paris. He is a recognized expert in oncology drug development, strategic portfolio prioritization, and business development, with extensive leadership experience at a number of global biotechnology and pharmaceutical companies. We believe that Dr. Leperlier possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in global drug development and marketing.

Elliott Levy, M.D. has served as a member of our board of directors since November 2021. Dr. Levy was Senior Vice President of Research & Development, Strategy and Operations of Amgen Inc., a biotechnology firm from June 2020 to May 2021. Prior to June 2020, Dr. Levy was also a Senior Vice President of Global Development at Amgen Inc. Dr. Levy is currently on the board of directors at Omega Therapeutics, Inc. (Nasdaq: OMGA), and serves as a director of Intrepid Alliance, Inc., a non-profit whose objective is to facilitate the development of small molecule therapeutics for future pandemic agents. Dr. Levy also serves as a director of Transcelerate Biopharma, Inc. Dr. Levy has 24 years’ experience in the clinical development and regulatory approval of investigational medicines in the biopharmaceutical industry. Dr. Levy holds an M.D. from the Yale School of Medicine and a B.A. in History from Yale College. We believe that Dr. Levy possesses specific attributes that qualify him to serve as a member of our board of directors, including extensive experience in clinical development and regulatory approval of investigational medicines in the biopharmaceutical industry.

Bali Muralidhar, M.D., Ph.D. has served as a member of our board of directors since October 2020. Dr. Muralidhar is a Managing Partner at Abingworth LLP, or Abingworth, a transatlantic investment group dedicated to life sciences. Prior to joining Abingworth, Dr. Muralidhar was a senior partner at MVM Partners LLP, or MVM, from November 2012 to March 2019. He represents Abingworth on the boards of Spruce Biosciences (Nasdaq: SPRB), Reneo Pharmaceuticals, Onbone Oy, Zipline Medical, Inmediata, Gynesonics, and Absolutely Foods. Prior to MVM, he was a member of Bain Capital LP’s leveraged buyout team, focusing on healthcare from April 2011 to November 2012. Dr. Muralidhar previously served on the supervisory board of Valneva SE, a French biotechnology company traded on Euronext and Wilson Therapeutics traded in Nasdaq OMX. Dr. Muralidhar earned a degree in clinical medicine from the University of Oxford and has a Ph.D. in translational cancer research from the MRC Cancer Cell Unit, University of Cambridge. We believe Dr. Muralidhar possesses specific attributes that qualify him to serve as a member of our board of directors, including his investment experience in the healthcare.

Departure of Director

On April 25, 2022, James Healy notified the Company of his intent to depart the board of directors and its Remuneration Committee and Nominations Committee effective as of April 27, 2022. Dr. Healy’s departure did not result from any disagreement with the Company or its auditors regarding any matter related to the Company’s operations, policies or practices.

B. Compensation

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our directors and members of management for services in all capacities to us and our subsidiaries for the year ended December 31, 2022, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2022 to provide pension, retirement or similar benefits to, our directors and members of the executive management board.

Directors’ and Executive Officers’ Compensation

Directors’ Compensation

For the year ended December 31, 2022, the table below sets forth the compensation paid to our directors, and, in the case of Mr. Griffith, reflects the compensation paid for services as our Chief Executive Officer.

Year Ended December 31, 2022 Directors’ Compensation (1)

Name	Salary/Fees	Annual Bonus	Benefit Excluding Pension (2)	Pension Benefit (3)	Total
	£	£	£	£	£
Hugh Griffith
Executive Director
Chief Executive Officer	551,623	414,331	3,404	53,119	1,022,477
Andrew Kay
Chairman and Non-Executive Director	72,061	—	—	—	72,061
James Healy (4)
Non-Executive Director	17,026	—	—	—	17,026
Martin Mellish
Non-Executive Director	44,525	—	—	—	44,525
Adam George
Non-Executive Director	52,670	—	—	—	52,670
Bali Muralidhar
Non-Executive Director	29,249	—	—	—	29,249
Cyrille Leperlier
Non-Executive Director	60,449	—	—	—	60,449
Elliott Levy
Non-Executive Director	48,276	—	—	—	48,276

(1)
For the year ended December 31, 2022, the majority of compensation was set and paid in pounds sterling (£).
(2)
The amount for benefits represents our contribution to medical insurance.
(3)
The amount for pension benefit represents our contribution into a money purchase plan.
(4)
James Healy retired from the board on April 27, 2022.

Executive Officers’ Compensation

The compensation for each of our executive directors and executive officers is comprised of the following elements: base salary, annual bonus, personal benefits and pension or 401(k) plan. The total amount of compensation paid and benefits in kind granted to our executive officers, whether or not a director, for the year ended December 31, 2022 was £2.6 million.

Bonus Plans

Our executive officers and directors are eligible for an annual bonus at the discretion of the Remuneration Committee. Bonus awards are reviewed at the end of each calendar year and any such awards are determined by the performance of the individual and the company as a whole based upon the achievement of strategic objectives set at the beginning of the year.

Outstanding Equity Awards, Grants and Option Exercises

During the year ended December 31, 2022, options to purchase 1,237,013 ordinary shares were awarded to executive officers and non-executive directors.

	Type of		Nominal	Exercise	First date of
Name	Plan(1)	Granted	value	price	exercise (2)	Date of expiry
Directors and Executive Officers
Hugh S. Griffith	2020 Long Term Incentive Plan	401,450	£0.04	£0.56	Mar 9, 2023	Mar 9, 2032
	2020 Long Term Incentive Plan	200,725	£0.04	£0.04	Jul 12, 2023	Jul 12, 2032
Donald Munoz	2020 Long Term Incentive Plan	173,225	£0.04	£0.56	Mar 9, 2023	Mar 9, 2032
	2020 Long Term Incentive Plan	86,613	£0.04	£0.04	Jul 12, 2023	Jul 12, 2032
David Harrison	2020 Long Term Incentive Plan	25,000	£0.04	£0.56	Mar 9, 2023	Mar 9, 2032
	2020 Long Term Incentive Plan	12,500	£0.04	£0.04	Mar 9, 2023	Mar 9, 2032
Non-Executive Directors
Martin Mellish	2020 Long Term Incentive Plan	37,500	£0.04	£0.56	Mar 9, 2023	Mar 9, 2032
	2020 Long Term Incentive Plan	18,750	£0.04	£0.04	Jul 12, 2023	Jul 12, 2032
Adam George	2020 Long Term Incentive Plan	37,500	£0.04	£0.56	Mar 9, 2023	Mar 9, 2032
	2020 Long Term Incentive Plan	18,750	£0.04	£0.04	Jul 12, 2023	Jul 12, 2032
Cyrille Leperlier	2020 Long Term Incentive Plan	37,500	£0.04	£0.56	Mar 9, 2023	Mar 9, 2032
	2020 Long Term Incentive Plan	18,750	£0.04	£0.04	Jul 12, 2023	Jul 12, 2032
Bali Muralidhar	2020 Long Term Incentive Plan	37,500	£0.04	£0.56	Mar 9, 2023	Mar 9, 2032
	2020 Long Term Incentive Plan	18,750	£0.04	£0.04	Jul 12, 2023	Jul 12, 2032
Andrew Kay	2020 Long Term Incentive Plan	56,250	£0.04	£0.56	Mar 9, 2023	Mar 9, 2032
Elliott Levy	2020 Long Term Incentive Plan	37,500	£0.04	£0.56	Mar 9, 2023	Mar 9, 2032
	2020 Long Term Incentive Plan	18,750	£0.04	£0.04	Jul 12, 2023	Jul 12, 2032

(1)
Further details of the 2020 Long Term Incentive Plan are given on pages 115 – 116.
(2)
Options granted will vest if the option holder remains under their respective employment contract or contract of services for the agreed vesting period. The share options granted under these plans will vest equally over a period of four years.

As of December 31, 2022, our executive officers and directors held options to purchase 8,536,648 ordinary shares.

We periodically grant share options to employees, directors and consultants to enable them to share in our successes and to reinforce a corporate culture that aligns their interests with that of our shareholders. During the year ended December 31, 2022, we granted options to purchase 1,237,013 ordinary shares to our executive officers and non-executive directors. During the year ended December 31, 2022, we granted options to purchase 260,000 ordinary shares to 25 employees and consultants who are not directors or executive officers.

Pension, Retirement and Similar Benefits

For the year ended December 31, 2022, we and our subsidiaries contributed a total of £86,671 into money purchase plans to provide pension, retirement or similar benefits to our executive officers and directors.

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

Equity Compensation Plans

As of December 31, 2022, we have granted options to purchase our shares under four share option schemes, which are summarized in this section.

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

As of December 31, 2022, we had granted options to purchase 1,032,500 ordinary shares to directors, employees and consultants under the 2009 Share Option Scheme. 10,000 of these options lapsed before December 31, 2022 and 1,022,500 were exercised by December 31, 2022, which includes 437,500 exercised in 2022. There are no remaining options under the 2009 Share Option Scheme.

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

As of December 31, 2022, we had granted options to purchase 1,908,935 ordinary shares to directors and employees under the 2012 Share Option Scheme. Of these, options to purchase 112,688 shares have been cancelled by December 31, 2022. Options to purchase 37,500 shares were exercised in 2016, 42,500 options to purchase were exercised in 2018, 32,500 options to purchase were exercised in 2020, 549,999 options to purchase were exercised in 2021, and 139,905 options to purchase were exercised in 2022. The remaining options to purchase 993,843 shares have vested and are exercisable.

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

As of December 31, 2022, we had granted options to purchase 5,638,435 ordinary shares to directors and employees under the 2016 Share Option Scheme. Options to purchase 92,312 shares were exercised by December 31, 2018, and a further 23,437 options were exercised in 2019. Of the remaining options granted under this scheme, 3,540,448 had vested at December 31, 2022, 757,081 had been forfeited or cancelled, and the remaining 1,225,157 are unvested.

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

Each option grant is documented through an option agreement. Most of the option agreements entered into under the 2016 Share Option Scheme provide that all unvested options shall immediately vest if, following one of the Takeover and

Corporate Events listed below, the option holder (i) remains an eligible employee for the purpose of the plan; and (ii) has experienced a material reduction in base compensation that was payable as of the date of grant or has otherwise experienced a material change or reduction in authority, duties, reporting or responsibilities.

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

As of December 31, 2022, we had granted to directors, employees and consultants, 5,859,381 Regular options and 446,404 RSU-style options to purchase ordinary shares under the 2020 LTIP. Options to purchase 27,440 had been exercised at December 31, 2021, and a further 79,315 options to purchase were exercised in 2022. Of the remaining options granted under this scheme, 1,164,764 had vested at December 31, 2022, 236,802 had been forfeited or cancelled, and the remaining 4,797,464 are unvested.

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

Each option grant is documented through an option agreement. Most of the option agreements entered into under the 2020 LTIP provide that all unvested options shall immediately vest if, following one of the Takeover and Corporate Events listed below, the option holder (i) remains an eligible employee for the purpose of the plan; and (ii) has experienced a material reduction in base compensation that was payable as of the date of grant or has otherwise experienced a material change or reduction in authority, duties, reporting or responsibilities.

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

2020 Company Share Option Plan (2020 CSOP)

On June 25, 2020, we adopted a share option plan, or the 2020 CSOP. The CSOP is an option scheme that provides for the grant of options under a Company Share Option Plan in accordance with Schedule 4 of the Income Tax (Earnings and Pensions) Act 2003 which affords some tax advantages to the option holder. We no longer qualify for the tax-advantageous EMI option scheme rules but will qualify for the CSOP scheme. While the CSOP scheme is broadly similar in terms of its tax advantages it is more limited in terms of the quantum of the award. Grants under the CSOP would only be applicable to U.K. taxpayers. As of December 31, 2022, we have not granted any options under the 2020 CSOP.

Key points:

•
CSOP options must only be granted to full-time directors or employees;
•
each recipient can receive options to buy company shares worth up to £30,000 (as valued (ignoring any restrictions) at the date of grant or such earlier agreed time) with this figure increasing to £60,000 with effect from 6 April 2023;
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

Employee Benefit Trust

On December 19, 2011, we established a discretionary employee benefit trust under the terms of a trust deed, or the Employee Benefit Trust, to operate in conjunction with our share option schemes. The beneficiaries of the Employee Benefit Trust are our employees and former employees (including executive directors) and their spouses, civil partners, surviving spouses and civil partners, children and step-children under the age of 18. The trustee of the Employee Benefit Trust is NuCana BioMed Trustee Company Limited, or the Trustee, our wholly owned subsidiary. As of December 31, 2022, the Trustee holds 500,000 of our ordinary shares in trust under the terms of the trust deed, which, pursuant to the terms of our three option schemes, and at the election of the Trustee, may be used to satisfy awards under our share option schemes. Under the terms of the trust deed, unless we direct otherwise, the Trustee must abstain from voting at a general meeting any of our shares held in the trust fund for which the Trustee holds the whole of the beneficial interest.

C. Board Practices

Board Composition and Director Independence

Our business affairs are managed under the direction of our board of directors, which is currently composed of seven members. Under the rules and regulations of Nasdaq a director will qualify as “independent” if our board of directors affirmatively determines that he or she has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our board of directors has established guidelines to assist it in determining whether a director has such a material relationship. Ownership of a significant amount of our shares, by itself, does not constitute a material relationship.

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

Remuneration Committee

The members of the remuneration committee are two of our non-executive directors, Bali Muralidhar and Elliott Levy. Each of these non-executive director members is a non-employee director as defined in Rule 166-3 under the Exchange Act and an outside director as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. Dr. Muralidhar serves as chair of the remuneration committee. Our remuneration committee reviews, among other things, the performance of the executive officers and sets the scale and structure of their remuneration and the basis of their service agreements with due regard to the interests of the shareholders. It is a policy of the remuneration committee that no individual participates in discussions or decisions concerning his or her own remuneration.

Nominating and Governance Committee

The members of the nominating and governance committee are Hugh Griffith and two of our non-executive directors, Andrew Kay and Bali Muralidhar. Andrew Kay serves as chair of the nominating and governance committee and oversees the evaluation of the board of directors’ performance. The nominating and governance committee meets at least twice a year and reviews the structure, size and composition of the board of directors, supervises the selection and appointment process of directors, making recommendations to the board of directors with regard to any changes and using an external search consultancy if considered appropriate. For new appointments, the nominating and governance committee makes a final recommendation to the board of directors, and the board of directors has the opportunity to meet the candidate prior to approving the appointment. Once appointed, the nominating and governance committee oversees the induction of new directors and provides the appropriate training to the board of directors during the course of the year in order to ensure that they have the knowledge and skills necessary to operate effectively. The nominating and governance committee is also responsible for annually evaluating the performance of the board of directors, both on an individual basis and for the board of directors as a whole, taking into account such factors as attendance record, contribution during board of directors meetings and the amount of time that has been dedicated to board matters during the course of the year.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix (As of March 28, 2023)
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	-	7	-	-
Part II: Demographic Background
African American or Black	-	-	-	-
Alaskan Native or Native American	-	-	-	-
Asian	-	1	-	-
Hispanic or Latinx	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	-	6	-	-
Two or More Races or Ethnicities	-	-	-	-
LGBTQ+			-
Did Not Disclose Demographic Background			-

D. Employees

The number of employees by function and geographic location as of the end of the period for our fiscal years ended December 31, 2020, 2021 and 2022 was as follows:

	At December 31,
	2022	2021	2020
By Function:
Research and development	25	27	23
Management and administrative	6	6	6
Total	31	33	29
By Geography:
United Kingdom	29	30	27
North America	2	3	2
Total	31	33	29

As of December 31, 2022, we had 28 full-time employees and 3 part-time employees. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our employee relations are good.

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2022 by:

•
each of our executive officers and directors;
•
each person beneficially owning more than 5% of our share capital as of December 31, 2022; and

•
all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from December 31, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person except with respect to the percentage ownership of all board members and executive officers, as a group. Based on our share register and other information made available to us by certain of our shareholders, as of December 31, 2022, there was one U.S. record holder holding 86,578 ordinary shares, representing 0.17% of our issued and outstanding ordinary shares.

Unless otherwise indicated, the address for each of the shareholders in the table below is c/o NuCana plc, 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

	Ordinary Shares Beneficially Owned(1)
Name of Beneficial Owner	Number	Percent
Greater than 5% Shareholders
Entities affiliated with Sofinnova Investments (2)	7,999,999	15.3
Sofinnova Capital VI FCPR (3)	4,978,993	9.5
Baillie Gifford & Co (4)	3,659,030	7.0
Entities affiliated with the Carlyle Group and Abingworth LLP (5)	3,333,333	6.4

Named Executive Officers and Directors
Hugh Griffith (6)	4,794,907	9.2
Donald Munoz (7)	929,220	1.8
Bali Muralidhar (8)	3,362,337	6.4
Martin Mellish (9)	121,664	*
Elliott Levy (10)	22,500	*
Adam George (11)	96,912	*
Cyrille Leperlier (12)	96,914	*
Andrew Kay (13)	100,000	*
Jeffrey Bloss (14)	100,100	*
David Harrison (15)	109,375	*
All of our current executive officers and directors, as a group (10 persons)	9,733,929	18.6%

* Indicates beneficial ownership of less than one percent of our ordinary shares.

(1)
Number of shares owned as shown both in this table and the accompanying footnotes and percentage ownership is based on 52,372,887 ordinary shares outstanding on December 31, 2022.

(2)
Includes 5,777,777 shares held by Sofinnova Venture Partners VIII, L.P. (“SVP VIII”), of which 1,777,777 shares are held in the form of ADSs. Dr. James Healy, a former member of our board of directors, together with Dr. Michael F. Powell, are the managing members of Sofinnova Management VIII, L.L.C. (“SM VIII”), the general partner of SVP VIII, and as such, may be deemed to share joint voting and dispositive power with respect to the shares held by SVP VIII. Each of Dr. Powell and Dr. Healy disclaims beneficial ownership of the shares held by SVP VIII, except to the extent of his pecuniary interest therein, if any. Also includes 2,222,222 shares held by Sofinnova Venture Partners X, L.P. (“SVP X”), all of which are held in the form of ADSs. Dr. Healy, together with Dr. Powell and Dr. Maha Katabi, are the managing members of Sofinnova Management X, L.L.C. (“SM X”), the general partner of SVP X, and as such, may be deemed to share joint voting and dispositive power with respect to the shares held by SVP X. Each of Dr. Healy, Dr. Katabi and Dr. Powell disclaims beneficial ownership of the shares held by SVP X, except to the extent of his or her pecuniary interest therein, if any.

Beneficial ownership information is based on information known to us and a Schedule 13D filed on February 28, 2022. The mailing address of SVP III and SVP X is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, CA 94025.

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

(4)
All shares are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. Beneficial ownership information is based on information known to us and a Schedule 13G filed on January 23, 2023. The address of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland.

(5)
The securities reported herein include 3,333,333 ADSs, each representing one ordinary share, held of record by Abingworth Bioventures VII LP (“Abingworth VII”). The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the managing member of Carlyle Investment Management, L.L.C., which is the sole member of Carlyle Genesis UK LLC, which is the principal member of Abingworth LLP. Abingworth VII has delegated to Abingworth LLP all investment and dispositive power over the securities held of record by Abingworth VII. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Abingworth VII , but each disclaims beneficial ownership of such securities. Beneficial ownership information is based on information known to us and a Schedule 13D filed on August 11, 2022. The address of Abingworth LLP and Abingworth VII is c/o Abingworth LLP, Princes House, 38 Jermyn Street, London, England SW1Y 6DN. The address of Carlyle Group Inc., Carlyle Holdings I GP Inc. Carlyle Holdings I GP Sub L.L.C., Carlyle Holdings I L.P., CG Subsidiary Holdings L.L.C., TC Group, L.L.C., Carlyle Investment Management, L.L.C., and Carlyle Genesis UK LLC is c/o The Carlyle Group, 1001 Pennsylvania Avenue NW, Suite 220 South, Washington, DC 20004-2505.

(6)
Consists of (a) 1,000,000 ordinary shares, (b) 265,026 ADSs, and (c) options to purchase 3,529,881 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2022.

(7)
Consists of (a) 86,578 ordinary shares and (b) options to purchase 842,642 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2022.

(8)
Consists of (a) 540 ADSs, (b) 3,333,333 ADSs held by Abingworth VII, and (c) options to purchase 28,464 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2022. Abingworth VII (acting by its general partner Abingworth GP, acting by its general partner Abingworth General Partner VII LLP) has delegated to Abingworth LLP, all investment and dispositive power over the securities held by Abingworth VII. Abingworth LLP holds the reported securities indirectly through Abingworth VII. Dr. Muralidhar, a member of our board of directors, is a partner and investment committee member of Abingworth LLP and disclaims beneficial ownership of the ADSs held by Abingworth VII.

(9)
Consists of (a) 22,672 ADSs and (b) 98,992 options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2022.

(10)
Consists of options to purchase 22,500 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2022.

(11)
Consists of options to purchase 96,912 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2022.

(12)
Consists of options to purchase 96,914 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2022.

(13)
Consists of options to purchase 100,000 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2022.

(14)
Consists of (a) 100 ADSs and (b) 100,000 options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2022.

(15)
Consists of options to purchase 109,375 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2022.

To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020.

The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

B. Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2020 with any members of our board of directors or executive officers or the holders of more than 5% of our share capital.

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

Agreements with Affiliates of Abingworth LLP

We have previously entered into contracts in the ordinary course with CFGI, LLC, or CFGI, for financial consulting services and with Curia Global, Inc. (formerly Albany Molecular Research, Inc.), or Curia, for contract research and manufacturing services. Both of these companies are currently owned by The Carlyle Group Inc., or Carlyle. Subsequent to entering into such contracts, in August 2022, Carlyle acquired Abingworth LLP, a greater than 5% shareholder of NuCana and an affiliate of Bali Muralidhar, one of our non-executive directors.

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

B. Significant Changes

Any significant changes since December 31, 2022 are disclosed in Note 20 to the consolidated financial statements included elsewhere in this Annual Report.

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

Issued Share Capital

Our issued share capital as of December 31, 2022 is £2,094,915 divided into: 52,372,887 ordinary shares of £0.04 each. A summary of increases in, and changes to, our issued share capital since our incorporation is set out below.

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

On September 14, 2017, we completed a one-for-four reverse share split and an associated, prior, bonus allotment of three ordinary shares and five series A convertible participating shares to eliminate fractional entitlements. References to the one-for-four reverse share split in this Annual Report include the associated bonus allotment. The share numbers and nominal values set out above have, for presentational purposes, been adjusted to reflect the aforementioned reverse share split (which has necessitated reference to notional fractions of shares and resulted in certain numbers of shares having been rounded up). These share numbers and nominal values are therefore not representative of, for example, the entries made at the relevant time in our statutory registers nor filings we have made at the U.K. Registrar of Companies.

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

During 2022 we issued 192,908 ordinary shares pursuant to the exercise of share options.

Ordinary Shares

As of December 31, 2022, we had issued and outstanding 52,372,887 ordinary shares of £0.04 each. Each issued ordinary share is fully paid.

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

Classified board of directors. Our board of directors is divided into three classes, “Class I,” whose initial term expires at the annual general meeting of the shareholders to be held in 2023, “Class II,” whose initial term expires at the annual general meeting of the shareholders to be held in 2025, and “Class III”, whose term expires at the annual general meeting of the shareholders to be held in 2024, with the classes as nearly equal in number as possible. The Class I directors are Hugh Griffith, Andrew Kay and Bali Muralidhar, the Class II directors are Elliott Levy and Cyrille Leperlier, and the Class III directors are Adam George and Martin Mellish.

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

Preemptive Rights. English law generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for a company’s articles of association, or shareholders in general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). On June 23, 2022, at our 2022 Annual General Meeting or AGM, our shareholders approved the exclusion of preemptive rights in connection with: (i) the allotment of shares or the grant of rights to subscribe for or to convert any security into shares up to an aggregate nominal value of up to £1,200,000, for a period ending at the conclusion of our next annual general meeting in 2023; and (ii) the allotment of shares or the grant of rights to subscribe for or to convert any security into shares up to an aggregate nominal amount of £200,000 under or in connection with any existing, amended or new share option schemes, incentive plans or joint share ownership plans (whether tax advantaged or otherwise) as the directors may, from time to time, approve, where such schemes or plans include as eligible participants the directors, officers or employees of the Company or any subsidiary undertaking of the Company, from time to time, and/or any consultants engaged by the Company or any such subsidiary undertaking, for a period ending on the fifth anniversary of the date of our 2022 Annual General Meeting (i.e. at 11:59 pm on June 22, 2027). In addition to the authorities referred to above, our shareholders have also approved the exclusion of preemptive rights (i) on June 24, 2021 at our 2021 Annual General Meeting, in connection with the allotment of shares or the grant of rights to subscribe for or to convert any security into shares, under or in connection with the NuCana 2016 Share Option Scheme, the NuCana 2020 Long-Term Incentive Plan, the NuCana 2020 Company Share Option Plan or any joint share ownership plan agreement substantially in the form of the approved Joint Share Ownership Plan Agreement, each as may be amended from time to time, or under or in connection with any new share option schemes or incentive plans (whether tax advantaged or otherwise) as the directors may, from time to time, approve, where such schemes or plans include as eligible participants the directors, officers or employees of the Company or any subsidiary undertaking of the Company, from time to time, and/or any consultants engaged by the Company or any such subsidiary undertaking (all of such share option schemes or share option incentives being collectively referred to as the “Approved Share Option Schemes”) up to an aggregate nominal value of £80,000, for a period ending on the fifth anniversary of the date of our 2021 Annual General Meeting (i.e. at 11:59 pm on June 23, 2026); and (ii) on June 25, 2020 at our 2020 Annual General Meeting, in connection with the allotment of shares or grant of rights to subscribe for or to convert any security into shares under or in connection with the Approved Share Option Schemes up to an aggregate nominal value of £160,000, for a period ending on the fifth anniversary of the date of our 2020 Annual General Meeting (i.e. at 11:59 pm on June 24, 2025). Such authorities will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

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

Vacancies on the Board of Directors

Under English law, the procedure by which directors (other than a company’s initial directors) are appointed is generally set out in a company’s articles of association, provided that, as regards public companies, a motion for the appointment of two or more persons as directors by a single resolution must not be made unless a resolution that it should be so made has first been agreed to by the meeting without any vote being given against it.

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

Pre-emptive Rights

Under the Companies Act 2006, “equity securities”, being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (“ordinary shares”) or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless the period during which any such offer may be accepted has expired or the company has received notice of acceptance of refusal, or an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise (in each case in accordance with the provisions of the Companies Act 2006).

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

In the event that we are classified as a PFIC in any year in which a U.S. Holder holds the ADSs, and neither a QEF Election nor the “mark-to-market” election described below is made by a taxable U.S. Holder, a special tax regime will apply with respect to such U.S. Holder to both (a) any gain realized on the sale or other disposition of the ADSs and (b) any “excess distribution” by us to such U.S. Holder (generally, such U.S. Holder’s ratable portion of distributions received by such U.S. Holder in any year which are greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years or such U.S. Holder’s holding period for the ADSs). Any gain recognized by such U.S. Holder on a sale or other disposition (including a pledge) of the ADSs and any excess distribution would be allocated ratably over such U.S. Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and the interest charge generally applicable to underpayments of tax would be imposed on taxes deemed to have been payable in for the relevant taxable PFIC years. Classification as a PFIC may also have other adverse tax consequences, including, in the case of U.S. Holders that are individuals, the denial of a step-up in the basis of such U.S. Holder’s ADSs at death.

Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we believe we were a PFIC for U.S. income tax purposes for the taxable year ending December 31, 2022. There can be no assurance regarding our PFIC status for the current taxable year or any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Whether we will be a PFIC in the current or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our goodwill and other intangible assets, is uncertain and may vary substantially over time. In addition, the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year (to the extent applicable) will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC in the current or for any future taxable year. Accordingly, U.S. Holders should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

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

United Kingdom Income Tax. An individual U.K. Holder (being an individual who is resident for tax purposes in the United Kingdom) who receives a dividend from the company will generally be subject to income tax on the dividend. For the tax year 2022/2023, an individual U.K. Holder will generally pay income tax at a rate of 0% on the first £2,000 (the 'dividend allowance') of dividends received by such U.K. Holder. Dividend income taxed at 0% will be taken into account in determining the rate at which income in excess of this tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed. The dividend allowance will reduce from £2,000 to £1,000 on April 6, 2023, and will be further reduced to £500 on April 6, 2024.

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

Individuals who are Scottish taxpayers will pay tax on dividends at the same dividend tax rates as other U.K. taxpayers and as if they paid income tax by reference to the U.K. income tax thresholds rather than by reference to the thresholds otherwise applicable to Scottish taxpayers.

An individual who is not a U.K. Holder (other than one carrying on a trade, profession or vocation in the United Kingdom through a branch or agency to which the ADSs are attributable) who is resident for tax purposes outside the United Kingdom will not have any U.K. tax to pay on dividends received from the company.

United Kingdom Corporation Tax. A U.K. Holder within the charge to U.K. corporation tax may be entitled to exemption from U.K. corporation tax in respect of dividend payments. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, United Kingdom corporation tax will be chargeable on the amount of any dividends. The main rate of United Kingdom corporation tax for the 2022/2023 corporation tax year is 19% rising to 25% for U.K. corporations (or corporate groups) with annual profits of £250,000 or higher with effect from April 1, 2023. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

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

Taxation of Disposals

U.K. Holders. A disposal or deemed disposal of ADSs by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of ADSs are the extent to which the U.K. Holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual allowance of tax-free gains in that tax year (the 'annual exemption'). The annual exemption for the 2022/2023 tax year is £12,300, and will be reduced to £6,000 on April 6, 2023 and further reduced to £3,000 on April 6, 2024. If, after all allowable deductions, an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of ADSs, the current applicable rate would be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and, after all allowable deductions, liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the current rate applicable to the excess would be 20%.

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

Interest Rate Risk

As of December 31, 2022, the Company had cash and cash equivalents of £41.9 million (2021: £60.3 million). Exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates. The Company’s surplus cash and cash equivalents are invested in interest-bearing accounts and certificates of deposit from time to time which earn interest at fixed or variable rates based on the terms agreed for each account. The Company has not entered into investments for trading or speculative purposes.

An increase in the bank interest rates by 0.5 percentage points would increase the net annual interest income applicable to the cash and cash equivalents held on variable and short-term fixed rate deposits by £169,000 (2021: £278,000).

Currency Risk

The Company’s functional currency is U.K. pounds sterling, and our transactions are commonly denominated in that currency. However, a portion of expenses are incurred in other currencies, primarily U.S. dollars, and are exposed to the effects of this exchange rate.

Although the Company is based in the United Kingdom, it sources active pharmaceutical ingredient, raw materials, research and development, manufacturing, consulting and other services worldwide, including from the United States, the European Union and India. Any weakening of the pound sterling against the currencies of such other jurisdictions makes the purchase of such goods and services more expensive for the Company. The Company seeks to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. The Company thus holds a significant portion of cash and cash equivalents in U.S. dollars and reports the impact of exchange rates movements on these balances. The Company does not use derivative instruments to manage exchange rate exposure. A 1% increase in the value of the pound sterling relative to the U.S. dollar would reduce the carrying value of net financial assets and liabilities in foreign currencies at December 31, 2022 by £283,000 (2021: £417,000).

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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as at December 31, 2022. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as at December 31, 2022.

C. Attestation Report of the Registered Public Accounting Firm

This report does not include an attestation report of our registered public accounting firm as we are currently a non-accelerated filer.

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

Ernst & Young LLP has served as our independent registered public accountant for each of the years ended December 31, 2020, December 31, 2021 and December 31, 2022 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees billed to us, including some of our subsidiaries, for services rendered by Ernst & Young LLP.

	Year ended December 31,
	2022	2021
	(in thousands)
Audit Fees	£407	£295
Audit-Related Fees (1)	128	193
Total	£535	£488

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

Item 18. Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19. Exhibits

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Association of the registrant	Form S-8	333-223476	3.1	03/07/2018

2.1	Deposit Agreement by and among the registrant and Citibank, N.A. and all Holders and Beneficial Owners of ADSs issued hereunder, dated as of October 2, 2017	Form 20-F	001-38215	2.1	03/22/2018

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	Form 20-F	001-38215	2.1	03/22/2018

4.1	Registration Rights Agreement by and among the registrant and the investors named therein, dated as of September 20, 2017	Form 20-F	001-38215	4.1	03/22/2018

4.2#	2009 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.1	09/18/2017

4.3#	2012 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.2	09/18/2017

4.4#	2016 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.3	09/18/2017

4.5#	2020 Long-Term Incentive Plan	Form S-8	333-227624	10.1	08/19/2020

4.6#	2020 Company Share Option Plan	Form S-8	333-227624	10.2	08/19/2020

4.7†	Variation Agreement, dated March 15, 2012, by and between the registrant and Cardiff ProTides Limited and the related Side Letter, dated May 15, 2012	Form F-1/A	333-220321	10.5	09/18/2017

4.8†	Assignment, License and Collaboration Agreement, dated October 13, 2009, by and between the registrant and Cardiff ProTides Limited	Form F-1/A	333-220321	10.6	09/18/2017

4.9†	Patent Assignment Agreement, dated March 15, 2012, by and between the registrant and Cardiff ProTides Limited	Form F-1/A	333-220321	10.7	09/18/2017

4.10†	Research, Collaboration and License Agreement, dated December 21, 2017, by and between the registrant, Cardiff University and University College Cardiff Consultants Ltd, as amended by Amendment No. 1, dated February 1, 2018	Form 20-F	001-38215	4.10	03/22/2018

4.11+	Amendment No. 4, dated February 20, 2020, to Research, Collaboration and License Agreement dated December 21, 2017, by and between the registrant, Cardiff University and University College Cardiff Consultants Ltd	Form 20-F	001-38215	4.11	03/10/2020

4.12+	Amendment No. 5, dated December 11, 2020, to Research, Collaboration and License Agreement dated December 21, 2017, by and between the registrant, Cardiff University and University College Cardiff Consultants Ltd	Form 20-F	001-38215	4.12	03/04/2021

4.13	Lease between the registrant and Drum Income Plus Limited, dated September 21, 2017	Form 20-F	001-38215	4.11	03/22/2018

4.14#	Form of Deed of Indemnity for directors and officers	Form F-1/A	333-2220321	10.10	09/18/2017

4.15	Description of securities of the registrant	Form 20-F	001-38215	4.14	03/10/2020

4.16*	Minute of Variation between the registrant and Custodian REIT PLC, dated October 27, 2022

8.1	List of subsidiaries of the registrant	Form F-1/A	333-220321	21.1	09/01/2017

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1*	Section 1350 Certification of Chief Executive Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2*	Section 1350 Certification of Chief Financial Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young LLP

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
Date: April 4, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NuCana plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of NuCana plc (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with U.K. adopted international accounting standards.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of clinical trial and contracted manufacturing expenses

Description of the Matter

At December 31, 2022, the Company has recognized accruals for clinical trial and contracted manufacturing expenses of £6.6 million and £0.4 million, respectively, and prepayments for clinical trials and contracted manufacturing expenses of £1.8 million and £0.1 million, respectively. As disclosed in note 2 of the consolidated financial statements, the Company recognizes clinical trial and contracted manufacturing expenses in the statement of operations in the period in which they are incurred, which depends on management’s assessment of the progress of clinical trials and third-party contracted manufacturing at the period end.

Auditing the accounting for clinical trial and contracted manufacturing expenses was challenging due to the judgement and subjectivity involved in management’s assessment of the progress of clinical trial and contracted manufacturing activities, relative to the costs incurred, to estimate the related accruals and prepayments, and the evaluation of the completeness and accuracy of the data used in the estimate.

How we addressed the matter in our audit

To assess the accounting for clinical trial and contracted manufacturing expenses our audit procedures included, among others, testing the completeness and accuracy of underlying data used by management to estimate costs incurred by inspecting the related contracts and amendments to the contracts with third-party service providers. In order to assess the progress of clinical trials and third-party contracted manufacturing activities at the period end our procedures included inquiry of research and development personnel regarding such progress and comparing third-party reports to the underlying contracts and change orders. We considered the consistency of materials reviewed by the Board of Directors’ regarding the status of clinical trial and third-party contracted manufacturing activities with the judgements applied by management in recording the accruals and prepayments. We also inspected invoices received from third-party service providers and compared payments to contracted billing milestones and contract change orders prior and subsequent to December 31, 2022.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2014.

Edinburgh, United Kingdom

April 4, 2023

NUCANA PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,

	Notes	2022	2021	2020
		(in thousands, except per share data)
		£	£	£
Research and development expenses		(36,426)	(36,834)	(25,899)
Administrative expenses		(7,291)	(8,529)	(7,050)
Impairment of intangible assets	8	(292)	(2,809)	—
Net foreign exchange gains (losses)		4,887	267	(3,472)
Operating loss		(39,122)	(47,905)	(36,421)
Finance income		669	103	246
Loss before tax	5	(38,453)	(47,802)	(36,175)
Income tax credit	7	6,432	7,269	5,493
Loss for the year attributable to equity holders of the Company		(32,021)	(40,533)	(30,682)

Basic and diluted loss per share	4	(0.61)	(0.78)	(0.81)

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

YEAR ENDED DECEMBER 31,

	Notes	2022	2021	2020
		(in thousands)
		£	£	£
Loss for the year		(32,021)	(40,533)	(30,682)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		61	5	(12)
Other comprehensive income (expense) for the year		61	5	(12)
Total comprehensive loss for the year		(31,960)	(40,528)	(30,694)
Attributable to:
Equity holders of the Company		(31,960)	(40,528)	(30,694)

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT DECEMBER 31,

	Notes	2022	2021
		(in thousands)
		£	£
ASSETS
Non-current assets
Intangible assets	8	2,365	2,410
Property, plant and equipment	9	866	851
Deferred tax asset	7	103	60
Other assets	10	—	2,540
		3,334	5,861
Current assets
Prepayments, accrued income and other receivables	11	3,957	4,161
Current income tax receivable	7	6,367	7,188
Other assets	10	2,684	—
Cash and cash equivalents	17	41,912	60,264
		54,920	71,613

Total assets		58,254	77,474

EQUITY AND LIABILITIES
Capital and reserves
Share capital and share premium	12	143,203	143,137
Other reserves	13	75,872	72,137
Accumulated deficit		(180,573)	(149,726)
Total equity attributable to equity holders of the Company		38,502	65,548

Non-current liabilities
Provisions	19	46	46
Lease liabilities	15	396	164
		442	210

Current liabilities
Trade payables		4,803	1,829
Payroll taxes and social security		162	170
Accrued expenditure		10,002	9,510
Lease liabilities	15	243	207
Provisions	19	4,100	—
		19,310	11,716

Total liabilities		19,752	11,926

Total equity and liabilities		58,254	77,474

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31,

	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2020	1,299	79,541	(339)	20,620	(10)	42,466	(80,055)	63,522
Loss for the year	—	—	—	—	—	—	(30,682)	(30,682)
Other comprehensive expense for the year	—	—	—	—	(12)	—	—	(12)
Total comprehensive loss for the year	—	—	—	—	(12)	—	(30,682)	(30,694)
Share-based payments	—	—	—	4,305	—	—	—	4,305
Exercise of share options	1	14	—	(68)	—	—	68	15
Lapse of share options	—	—	—	(75)	—	—	75	—
Issue of share capital	747	65,834	—	—	—	—	—	66,581
Share issue expenses	—	(4,499)	—	—	—	—	—	(4,499)
Balance at December 31, 2020	2,047	140,890	(339)	24,782	(22)	42,466	(110,594)	99,230
Loss for the year	—	—	—	—	—	—	(40,533)	(40,533)
Other comprehensive income for the year	—	—	—	—	5	—	—	5
Total comprehensive loss for the year	—	—	—	—	5	—	(40,533)	(40,528)
Share-based payments	—	—	—	6,664	—	—	—	6,664
Exercise of share options	40	160	—	(1,222)	—	—	1,204	182
Lapse of share options	—	—	—	(197)	—	—	197	—
Balance at December 31, 2021	2,087	141,050	(339)	30,027	(17)	42,466	(149,726)	65,548
Loss for the year	—	—	—	—	—	—	(32,021)	(32,021)
Other comprehensive income for the year	—	—	—	—	61	—	—	61
Total comprehensive loss for the year	—	—	—	—	61	—	(32,021)	(31,960)
Share-based payments	—	—	—	4,890	—	—	—	4,890
Exercise of share options	8	58	—	(362)	—	—	320	24
Lapse of share options	—	—	—	(854)	—	—	854	—
Balance at December 31, 2022	2,095	141,108	(339)	33,701	44	42,466	(180,573)	38,502

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31,

	2022	2021	2020
	(in thousands)
	£	£	£
Cash flows from operating activities
Loss for the year	(32,021)	(40,533)	(30,682)
Adjustments for:
Income tax credit	(6,432)	(7,269)	(5,493)
Amortization, depreciation and loss on disposal	732	942	890
Impairment of intangible assets	292	2,809	—
Movement in provisions	4,100	—	—
Finance income	(669)	(103)	(246)
Interest expense on lease liabilities	21	18	26
Share-based payments	4,890	6,664	4,305
Net foreign exchange (gains) losses	(5,014)	(335)	3,481
	(34,101)	(37,807)	(27,719)
Movements in working capital:
Decrease (increase) in prepayments, accrued income and other receivables	307	473	(9)
Increase (decrease) in trade payables	2,974	(428)	(155)
Increase in payroll taxes, social security and accrued expenditure	442	4,050	2,112
Movements in working capital	3,723	4,095	1,948
Cash used in operations	(30,378)	(33,712)	(25,771)
Net income tax received	7,220	9,888	4,152
Net cash used in operating activities	(23,158)	(23,824)	(21,619)
Cash flows from investing activities
Interest received	638	101	319
Payments for property, plant and equipment	(12)	(64)	(361)
Payments for intangible assets	(506)	(1,001)	(1,271)
Payments for other non-current assets	—	(2,597)	—
Net cash from (used in) investing activities	120	(3,561)	(1,313)
Cash flows from financing activities
Payments of lease liabilities	(227)	(296)	(297)
Proceeds from issue of share capital - exercise of share options	66	198	15
Proceeds from issue of share capital	—	—	66,581
Share issue expenses	—	—	(4,499)
Net cash (used in) from financing activities	(161)	(98)	61,800
Net (decrease) increase in cash and cash equivalents	(23,199)	(27,483)	38,868
Cash and cash equivalents at beginning of year	60,264	87,356	51,962
Effect of exchange rate changes on cash and cash equivalents	4,847	391	(3,474)
Cash and cash equivalents at end of year	41,912	60,264	87,356

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information

NuCana plc (“NuCana” or the “Company”) is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat patients with cancer. Nucana is harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.

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

The Company has three wholly owned subsidiaries, NuCana Limited, NuCana, Inc. and NuCana BioMed Trustee Company Limited. The financial statements for the Company were authorized for issue by the board of directors on April 4, 2023.

2. Significant accounting policies

Basis of preparation

The financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with U.K. adopted international accounting standards.

The Company’s financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2022. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

Going concern

In common with many companies in the biopharmaceutical sector, the Company incurs significant expenditure in its early years as it researches and develops its potential products for market.

The Company’s board of directors, having reviewed the operating budgets and development plans for the 18 month period to June 30, 2024, considers that the Company has adequate resources to continue in operation for the foreseeable future. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. The Company believes that its cash and cash equivalents of £41.9 million at December 31, 2022 will be sufficient to fund its current operating plan for at least the next 12 months.

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

COVID-19

The Company continues to evaluate and assess the impact of COVID-19 on its operations and believes if there is a resurgence in COVID-19 that this would potentially cause some delays to the timing and progress of its clinical trials.

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

Accruals for clinical trial expenses, including estimated amounts recognized consistent with the above policy, were £6.6 million at December 31, 2022 as compared to £7.2 million at December 31, 2021.

Prepayments for clinical trial expenses, including estimated amounts recognized consistent with the above policy, were £1.8 million at December 31, 2022 as compared to £1.5 million at December 31, 2021. These amounts include sums that are expected to be utilized over the period of the associated trials, which in some cases could be greater than one year.

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

Accruals for contracted manufacturing expenses, including estimated amounts recognized consistent with the above policy, were £0.4 million at December 31, 2022 as compared to £0.1 million at December 31, 2021.

Prepayments for contracted manufacturing expenses, including estimated amounts recognized consistent with the above policy, were £0.1 million at December 31, 2022 as compared to £0.1 million at December 31, 2021.

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

Legal proceedings

The Company may be party to a number of litigation and other legal proceedings. The Company recognizes a provision for any cost reimbursement due to other parties involved in the legal proceedings if a legal or constructive obligation as a result of a past event exists at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation, and a reasonable estimate can be made of the amount of the obligation, even although the timing or amount of the liability is uncertain. The final amount of any cost reimbursement may be materially different to management’s estimate.

Similarly, the Company recognizes an asset for any settlement or cost reimbursement in relation to the legal proceedings due to the Company if it is virtually certain that the income will be received.

Where an outflow of economic resources is not probable or an inflow of economic resources is not virtually certain, the Company will disclose a contingent liability or contingent asset, respectively.

As of December 31, 2022, the Company had a provision of £4.1 million (2021: £nil) with respect to legal proceedings.

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

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position include cash at banks with deposit maturity terms of less than three months.

Other assets

The Company provided a fixed euro deposit with respect to ongoing patent infringement litigation in Germany. The sum deposited is a monetary asset. Further details are contained in Note 10.

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

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

Income tax credit

The Company benefits from the U.K. and U.S. research and development tax credit regimes. In the United Kingdom, a portion of the Company’s losses can be surrendered for a cash rebate of up to 33.35% of eligible expenditures incurred prior to April 1, 2023. This rate will reduce in respect of expenditure incurred from April 1, 2023 onwards. In the U.S. the Company is able to offset the research and development credits against corporation tax payable. Such credits are accounted for within the tax provision in the year in which the expenditures are incurred.

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

Provisions

Provisions are recognized when either a legal or constructive obligation as a result of a past event exists at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and a reasonable estimate can be made of the amount of the obligation, even although the timing or amount of the liability is uncertain.

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

Accounting Standards

In preparing these financial statements, the Company has applied all relevant IAS, IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations as of the date of approval of these financial statements and which are mandatory for the financial year ended December 31, 2022.

The following amendments have been adopted as of January 1, 2022 in these financial statements:

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
Amendments to IAS 37 – Onerous Contracts: Costs of Fulfilling a Contract (effective from January 1, 2022)

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

The IASB also issued the following amendments from the 2018-2020 annual improvement cycle that have been adopted as of January 1, 2022 in these financial statements:

•
IFRS 1 – First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter (effective from January 1, 2022)
•
IFRS 9 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities (effective from January 1, 2022)
•
IAS 41 Agriculture – Taxation in fair value measurements (effective from January 1, 2022)

The Company concluded that these have not had a material impact on the Company’s accounts in the period of initial application, but may impact the accounting for future transactions.

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

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Staff costs

Included in research and development expenses:

	2022	2021	2020
	(in thousands)
	£	£	£
Wages and salaries	4,893	3,931	3,492
Social security costs	569	465	430
Pension costs	213	189	189
Share-based payments	3,125	3,833	2,412
	8,800	8,418	6,523

Included in administrative expenses:

	2022	2021	2020
	(in thousands)
	£	£	£
Wages and salaries	1,587	1,407	1,387
Social security costs	155	136	135
Pension costs	46	40	47
Share-based payments	1,765	2,831	1,893
	3,553	4,414	3,462

Total employee benefit expense	12,353	12,832	9,985

The average number of staff employed under contracts of service were:

	2022	2021	2020
	(number)
Research and development activities	26	25	24
Administrative activities	7	5	6
	33	30	30

Directors’ remuneration & other benefits

	2022	2021	2020
	(in thousands)
	£	£	£
Directors’ remuneration	1,290	1,149	1,167
Pension and other benefits	57	57	61
	1,347	1,206	1,228

The number of directors who exercised share options in 2022 was 3 (2021: 3; 2020: nil). The gain on exercise of these options was £48,000 (2021: £0.7 million; 2020: £nil).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Staff costs (continued)

The above amounts for remuneration include the following in respect of the highest paid director:

	2022	2021	2020
	(in thousands)
	£	£	£
Directors’ remuneration	966	850	861
Pension and other benefits	57	57	59
	1,023	907	920

4. Basic and diluted loss per share

	2022	2021	2020
	(in thousands, except per share data)
	£	£	£
Loss for the year	(32,021)	(40,533)	(30,682)
Basic and diluted weighted average number of shares	52,235	52,041	37,882

	£	£	£
Basic and diluted loss per share	(0.61)	(0.78)	(0.81)

Basic loss per share is calculated by dividing the loss for the year attributable to the equity holders of the Company by the weighted average number of shares outstanding during the year.

The equity-settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

5. Loss before tax

Loss before tax is stated after charging:

	2022	2021	2020
	(in thousands)
	£	£	£
Administrative expenses:
Amortization	239	535	478
Depreciation	473	407	412

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

At the end of 2021 we took the decision not to further extend the Cardiff Agreement. In December 2021 we served notice on Cardiff University and Cardiff Consultants to extend the license of the ProTide-related intellectual property owned or controlled by Cardiff University as of the date of the Cardiff Agreement or owned or controlled by Cardiff University during the term of that Agreement, which we refer to as the Cardiff Intellectual Property, granted to NuCana under the Cardiff Agreement for a period of three months from expiry of the Cardiff Agreement on December 31, 2021 in order to continue evaluating additional ProTides generated under the Cardiff Agreement. The option to extend this license for a further three months from March 31, 2022 in exchange for making an additional payment to Cardiff University was not taken up.

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

Other contingent liabilities

Under the U.K. share-based payment plan, the Company granted unapproved share options that have fully vested. If and when these share options are exercised, the Company will be liable for the Employer Class 1 National Insurance payable to HMRC in the U.K. This contingent liability will be determined based on the market value of the shares on exercise less the exercise price paid by the option holders, at the prevailing rate of Employer National Insurance (currently 13.8%). Based on the closing share price of ADSs on the Nasdaq Global Select Market on December 31, 2022, the last trading day of the period to which these financial statements relate, and assuming full exercise of all outstanding and vested unapproved share options on that date, the Employer National Insurance contingent liability would have been £0.1 million (December 31, 2021: £0.4 million).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Income tax credit

The major components of income tax for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
	(in thousands)
	£	£	£
Current tax:
In respect of current year U.K.	6,366	7,185	5,516
In respect of current year U.S.	(3)	—	—
In respect of prior years U.K.	35	69	(22)
Total current tax	6,398	7,254	5,494

Deferred tax:
In respect of current year U.S.	34	15	—
In respect of prior years U.S.	—	—	(1)
Total deferred tax	34	15	(1)

Income tax credit	6,432	7,269	5,493

Current income tax receivable:
U.K. tax	6,366	7,185	9,818
U.S. tax	1	3	4
Current income tax receivable	6,367	7,188	9,822

Deferred tax:
U.S. tax	103	60	44

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Income tax credit (continued)

The credit for the year can be reconciled to the loss per the statement of operations as follows:

	2022	2021	2020
	(in thousands)
	£	£	£
Loss before tax	(38,453)	(47,802)	(36,175)
Tax on loss at standard U.K. tax rate of 19% (2021: 19%; 2020: 19%)	(7,306)	(9,082)	(6,873)
Effects of:
Expenses not deductible	4,595	4,757	3,972
Deduction for R&D	(8,342)	(9,415)	(7,228)
Losses surrendered for R&D tax credit	8,342	9,415	7,228
Deferred tax - prior year adjustment	—	—	1
Overseas tax payable - current year	3	—	—
R&D tax credit - U.S.	(34)	(15)	—
R&D tax credit - current year	(6,366)	(7,185)	(5,516)
R&D tax credit - prior years	(35)	(69)	22
Deferred tax asset not recognized	2,711	4,325	2,901
Income tax credit	(6,432)	(7,269)	(5,493)

In the United Kingdom, the Company has not recognized a deferred tax asset in respect of tax losses carried forward or temporary differences on share-based compensation arrangements as at December 31, 2022 on the basis that the timing during which tax losses or temporary differences could be regarded as recoverable against future taxable profits cannot be determined with reasonable certainty. In the United States, a deferred tax asset, which relates to research and development tax credits, has been recognized to the extent that management consider that adequate future taxable profits will be available to realize the deferred tax asset.

Temporary differences and cumulative carry forward tax losses for which deferred tax has not been recognized amount to £85.9 million (2021: £74.4 million; 2020: £57.5 million), comprising temporary differences on share-based compensation arrangements of £1.3 million (2021: £4.1 million; 2020: £9.9 million) and cumulative carry forward tax losses of £84.6 million (2021: £70.3 million; 2020: £47.6 million).

In March 2021, the U.K. Government announced that from April 1, 2023 the corporation tax rate will increase to 25% for U.K. companies with annual profits of £250,000 or higher. This was substantively enacted on May 24, 2021.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. Intangible assets

	Patents	Computer software	Total
	(in thousands)
	£	£	£
Cost:
At December 31, 2020	5,785	383	6,168
Additions	999	2	1,001
At December 31, 2021	6,784	385	7,169
Accumulated amortization:
At December 31, 2020	1,189	226	1,415
Charge for the year	441	94	535
Impairment	2,809	—	2,809
At December 31, 2021	4,439	320	4,759
Cost:
At December 31, 2021	6,784	385	7,169
Additions	506	—	506
Disposals	—	(234)	(234)
At December 31, 2022	7,290	151	7,441
Accumulated amortization:
At December 31, 2021	4,439	320	4,759
Charge for the year	195	44	239
Disposals	—	(214)	(214)
Impairment	292	—	292
At December 31, 2022	4,926	150	5,076
Net book value:
At December 31, 2022	2,364	1	2,365
At December 31, 2021	2,345	65	2,410

On March 2, 2022 the Company announced that the Phase 3 clinical trial of Acelarin for patients with advanced biliary tract cancer was being discontinued following a pre-planned futility analysis by the trial’s Independent Data Monitoring Committee. Management concluded that this was an indication of impairment and hence reviewed the assets associated with both the clinical trial and Acelarin. Based on this review, in the year ended December 31, 2021 an impairment charge of £2.8 million was recognized, representing the full aggregate carrying value of the patents relating to Acelarin as at December 31, 2021.

The Company regularly reviews its patent portfolio and during 2022 further development of a limited number of patents, relating mainly to preclinical drug candidates, was discontinued. Management concluded that this was an indication of impairment and an impairment charge of £0.3 million has been recognized, representing the aggregate carrying value of these patents as at December 31, 2022.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Property, plant and equipment

	Right of use assets	Office and computer equipment	Fixtures and fittings	Total
	(in thousands)
	£	£	£	£
Cost:
At December 31, 2020	1,087	326	709	2,122
Additions	—	59	6	65
Re-measurement	4	—	—	4
Disposals	—	(6)	—	(6)
Effect of foreign currency exchange differences	2	—	—	2
At December 31, 2021	1,093	379	715	2,187
Depreciation:
At December 31, 2020	453	221	259	933
Charge for the year	266	34	107	407
Disposals	—	(6)	—	(6)
Effect of foreign currency exchange differences	2	—	—	2
At December 31, 2021	721	249	366	1,336
Cost:
At December 31, 2021	1,093	379	715	2,187
Additions	—	10	—	10
Re-measurement	483	—	—	483
Disposals	(237)	(34)	(130)	(401)
Effect of foreign currency exchange differences	17	1	—	18
At December 31, 2022	1,356	356	585	2,297
Depreciation:
At December 31, 2021	721	249	366	1,336
Charge for the year	251	56	166	473
Disposals	(237)	(34)	(130)	(401)
Effect of foreign currency exchange differences	22	1	—	23
At December 31, 2022	757	272	402	1,431
Net book value:
At December 31, 2022	599	84	183	866
At December 31, 2021	372	130	349	851

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. Other assets

	2022	2021
	(in thousands)
	£	£
Other assets	2,684	2,540

Classified as:
Current	2,684	—
Non-current	—	2,540
	2,684	2,540

In April 2021, the Company initiated legal proceedings against Gilead Sciences Ireland UC and Gilead Sciences GmbH in the German Regional Court of Dusseldorf (“RC Dusseldorf”) for patent infringement for the sale of Sovaldi as well as its combination products Harvoni, Vosevi and Epclusa in Germany. Later in 2021, the Company provided a security of €3.0 million by depositing funds with RC Dusseldorf to cover the legal costs of Gilead Sciences Ireland UC and Gilead Sciences GmbH in the event that the Company was unsuccessful in the final outcome of the patent infringement litigation in Germany.

In July 2022, following a comprehensive hearing in May 2022, RC Dusseldorf issued a first instance judgment that the two Gilead entities infringe our composition of matter claims in EP 2955190, or EP 190, through their sales of Sovaldi, Harvoni, Vosevi and Epclusa in Germany. Gilead has appealed the judgment with the appeal hearing scheduled for August 17, 2023. However, as disclosed in Note 20, on March 24, 2023, the EPO Technical Board of Appeal issued an oral decision revoking EP 190. Following this decision, the Company expects the security deposit to be repaid within 12 months of December 31, 2022 and, as disclosed in Note 19, has recognized a provision of £1.1 million at December 31, 2022 with respect to an estimate of the cost reimbursement due to Gilead.

11. Prepayments, accrued income and other receivables

	2022	2021
	(in thousands)
	£	£
Prepayments - manufacturing and clinical	1,890	1,598
Prepayments - other	1,416	1,551
Accrued income	36	5
VAT	601	998
Other receivables	14	9
	3,957	4,161

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. Share capital and share premium

	2022	2021	2020
	(in thousands)
	£	£	£
Share capital	2,095	2,087	2,047
Share premium	141,108	141,050	140,890
	143,203	143,137	142,937

	Number	Number	Number
	(in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	52,373	52,180	51,175
	52,373	52,180	51,175

	Number of shares	Share capital	Share premium
	(in thousands)
		£	£
Fully paid shares:
Balance at December 31, 2020	51,175	2,047	140,890
Exercise of share options	1,005	40	160
Balance at December 31, 2021	52,180	2,087	141,050
Exercise of share options	193	8	58
Balance at December 31, 2022	52,373	2,095	141,108

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2022, 2021 or 2020.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Other reserves

	2022	2021	2020
	(in thousands)
	£	£	£
Own share reserve	(339)	(339)	(339)
Foreign currency translation reserve	44	(17)	(22)
Capital reserve	42,466	42,466	42,466
Share option reserve
Balance at beginning of year	30,027	24,782	20,620
Share-based payments	5,133	6,974	4,823
Exercise of share options	(362)	(1,222)	(68)
Forfeiture of share options	(243)	(310)	(518)
Lapse of share options	(854)	(197)	(75)
Balance at end of year	33,701	30,027	24,782
Total other reserves	75,872	72,137	66,887

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

Share option reserve

The share option reserve is used to recognize the value of equity-settled share-based payments provided to employees, directors and consultants as part of their remuneration. Refer to Note 14 for further details.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

2022 options

In 2022, share options were granted under the following share-based payment plan:

2020 Long-Term Incentive Plan

Options granted under this plan will vest if the option holder remains under their respective contract of employment or contract of service for the agreed vesting period. The share options granted under this plan will vest equally over a period of four years.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Share-based payments (continued)

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

Share options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price per share
		£
Outstanding at January 1, 2020	5,298,840	3.91
Granted	2,665,639	4.03
Forfeited	(192,750)	10.89
Lapsed	(14,438)	7.42
Exercised[1]	(32,500)	0.45
Outstanding at December 31, 2020	7,724,791	3.78
Granted	4,329,913	1.91
Forfeited	(193,949)	5.26
Lapsed	(42,750)	11.21
Exercised[2]	(1,014,939)	0.20
Outstanding at December 31, 2021	10,803,066	3.32
Granted	1,497,013	0.39
Forfeited	(207,833)	2.83
Lapsed	(151,350)	8.40
Exercised[3]	(219,220)	0.30
Outstanding at December 31, 2022[4]	11,721,676	2.94
Vested and exercisable at December 31, 2022	5,686,556	3.63
Vested and exercisable at December 31, 2021	4,138,803	3.51
Vested and exercisable at December 31, 2020	4,176,281	2.07

1. The weighted average share price at the date of exercise of these options was £4.63
2. The weighted average share price at the date of exercise of these options was £3.77
3. The weighted average share price at the date of exercise of these options was £0.85
4. The exercise price of outstanding share options ranges from £0.04 to £18.05

The weighted average remaining contractual life of the share options outstanding as at December 31, 2022 is 6.99 years (2021: 7.59 years; 2020: 5.77 years).

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

In the year ended December 31, 2020, an employee remuneration expense, all of which related to equity-settled share-based payments, of £4.3 million has been included in the statement of operations and credited to equity.

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

In the year ended December 31, 2021, an employee remuneration expense, all of which related to equity-settled share-based payments, of £6.7 million (2020: £4.3 million) has been included in the statement of operations and credited to equity.

The following principal assumptions were used in the valuation for 2022 share options:

	Options granted on
	Mar 9, 2022	Mar 9, 2022
Vesting dates	Mar 9, 2023	Mar 9, 2023
	Mar 9, 2024	Mar 9, 2024
	Mar 9, 2025	Mar 9, 2025
	Mar 9, 2026	Mar 9, 2026
Volatility	89.32%	95.70%
Dividend yield	0%	0%
Risk-free investment rate	1.36%	1.37%
Fair value of option at grant date	£0.37	£0.53
Fair value of share at grant date	£0.56	£0.56
Exercise price at date of grant	£0.56	£0.04
Lapse date	Mar 9, 2032	Mar 9, 2032
Expected option life (years)	4.50	3.50
Number of options granted	1,020,925	95,000

	Jul 12, 2022	Jul 12, 2022
Vesting dates	Jul 12, 2023	Jul 12, 2023
	Jul 12, 2024	Jul 12, 2024
	Jul 12, 2025	Jul 12, 2025
	Jul 12, 2026	Jul 12, 2026
Volatility	94.05%	103.18%
Dividend yield	0%	0%
Risk-free investment rate	1.76%	1.79%
Fair value of option at grant date	£0.64	£0.64
Fair value of share at grant date	£0.67	£0.67
Exercise price at date of grant	£0.04	£0.04
Lapse date	Jul 12, 2032	—
Expected option life (years)	3.50	2.50
Number of options granted	275,725	105,363

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

In the year ended December 31, 2022, an employee remuneration expense, all of which related to equity-settled share-based payments, of £4.9 million (2021: £6.7 million; 2020: £4.3 million) has been included in the statement of operations and credited to equity.

15. Leases

The Company has lease contracts solely for office space with lease terms of between two and five years. Generally, the Company is restricted from assigning and subleasing the leased assets. There are a number of lease contracts that include extension and termination options and variable lease payments, which are discussed further below.

Refer to Note 9 for the carrying amounts of right of use assets recognized and the movements during the year.

The carrying amounts of lease liabilities and the movements during the year are as follows:

	2022	2021
	(in thousands)
	£	£
At January 1	371	645
Re-measurement of liability	480	4
Accretion of interest	21	18
Payments	(227)	(296)
Effect of foreign currency exchange differences	(6)	—
At December 31	639	371

Classified as:
Current	243	207
Non-current	396	164
	639	371

The maturity analysis of lease liabilities is as follows:

	2022	2021
	(in thousands)
	£	£
Contractual undiscounted payments
Not later than 1 year	272	216
Later than 1 year and not later than 3 years	306	169
Later than 3 years and not later than 5 years	123	—
Total contractual undiscounted payments	701	385
Less: effect of discounting	(62)	(14)
Discounted lease liabilities	639	371

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. Leases (continued)

The following amounts are recognized in the statements of operations with respect to lease contracts:

	2022	2021	2020
	(in thousands)
	£	£	£
Depreciation expense of right of use assets	251	266	268
Interest expense on lease liabilities (included in administrative expenses)	21	18	26
Total amount recognized in statements of operations	272	284	294

The Company had total net cash outflows for leases of £0.2 million in 2022 (2021: £0.3 million).

The Company has one lease contract with variable payments where the lease costs after the first year of the lease are increased based upon a consumer price index. All other lease contracts have fixed payments.

The Company has a number of lease contracts that include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased asset portfolio and align it with the Company’s business needs. None of the termination options have been exercised or are expected to be exercised, however, two leases terminated on expiry in 2022. All of the extension options require a market rental review and the lease cost for the extension period will typically be set at the higher of either the current lease cost or the open market lease cost. The Company renewed or extended two lease contracts in 2022, which resulted in a re-measurement of the right of use asset and lease liability of £0.5 million.

Based upon the current lease cost, the undiscounted future rental payments of potential extension options that are not included in the lease liability are as follows:

	2022	2021
	(in thousands)
	£	£
Extension options not expected to be exercised
Not later than 5 years	256	830
Later than 5 years	—	148
Total	256	978

16. Related party disclosures

Compensation of key management personnel of the Company

	2022	2021	2020
	(in thousands)
	£	£	£
Short-term employee benefits	2,770	2,165	1,658
Pension and other benefits	135	104	79
Share-based payments	4,255	5,637	3,377
	7,160	7,906	5,114

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting year.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. Cash and cash equivalents

	2022	2021
	(in thousands)
	£	£
Cash and cash equivalents	41,912	60,264

Cash and cash equivalents comprise cash at banks with deposit maturity terms of three months or less. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.

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

Interest Rate Risk

As of December 31, 2022, the Company had cash and cash equivalents of £41.9 million (2021: £60.3 million). Exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates. The Company’s surplus cash and cash equivalents are invested in interest bearing accounts and certificates of deposit from time to time which earn interest at fixed or variable rates based on the terms agreed for each account. The Company has not entered into investments for trading or speculative purposes.

Financial assets subject to fixed or variable interest rates are as follows:

	2022	2021
	(in thousands)
	Carrying amount	Carrying amount
	£	£
Financial assets at short-term fixed rates
Cash and cash equivalents	9,360	24,515
Financial assets at variable rates
Cash and cash equivalents	24,348	31,024
Non-interest bearing cash balances
Cash and cash equivalents	8,204	4,725

An increase in the bank interest rates by 0.5 percentage points would increase the net annual interest income applicable to the cash and cash equivalents held on variable and short-term fixed rate deposits by £169,000 (2021: £278,000).

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

The Company does not use derivative instruments to manage exchange rate exposure.

Financial assets and liabilities in foreign currencies, primarily held in U.S. dollars, are as follows:

	2022	2021
	(in thousands)
	Carrying amount	Carrying amount
	£	£
Financial assets
Prepayments, accrued income and other receivables	2,891	2,063
Current income tax receivable	1	4
Cash and cash equivalents	27,924	41,371

Financial liabilities
Trade payables	727	773
Payroll taxes and social security	—	1
Lease liabilities	132	55
Accrued expenditure	1,694	915

A 1% increase in the value of the U.K. pound sterling relative to the U.S. dollar would reduce the carrying value of net financial assets and liabilities in foreign currencies by £283,000 (2021: £417,000).

Credit risk

The Company actively manages cash and cash equivalents across a number of banks and has deposits with different maturity dates. The Company monitors the credit rating of those banks.

All of the Company’s cash and cash equivalents at December 31, 2022 were held at U.K. and U.S. financial institutions with short-term A-rated credit ratings, as assessed by recognized international credit rating agencies. As a result, no provision for expected credit losses has been recognized.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. Provisions

	Legal proceedings	Dilapidations	Total
	(in thousands)
	£	£	£
At January 1, 2022	—	46	46
Charge for year	4,100	—	4,100
At December 31, 2022	4,100	46	4,146

Classified as:
Current	4,100	—	4,100
Non-current	—	46	46
	4,100	46	4,146

Legal proceedings

In February 2021, Gilead Sciences, Inc. and Gilead Sciences Limited filed a lawsuit against the Company in the Patents Court of the High Court of Justice of England and Wales requesting revocation of the U.K. part of EP 190. Subsequently, in March 2021, we filed a counterclaim against the two Gilead entities alleging infringement of our patent resulting from acts including the sale of Sovaldi, as well as its combination products Harvoni, Vosevi and Epclusa, in the U.K. In September 2022, we were granted a further European patent from the EPO, EP 3904365, or EP 365, that covers the composition of matter of a smaller genus of phosphoramidate nucleotide compounds that includes sofosbuvir. Gilead Sciences, Inc. and Gilead Sciences Limited subsequently amended their claim to request revocation of the U.K. part of EP 365 and we counterclaimed for infringement. The Patents Court of the High Court of Justice of England and Wales heard this case between January 20, 2023 and February 3, 2023 and a judgment was handed down on March 21, 2023. In its judgment, the High Court deemed that EP 190 and EP 365 were invalid in the U.K. Following the judgment, the two Gilead entities are entitled to recover a portion of their legal costs from the Company. The judgment is a post balance sheet adjusting event, so a provision of £3.0 million has been recognized as at December 31, 2022 with respect to an estimate of the cost reimbursement due to Gilead. The High Court has still to determine the actual cost reimbursement due.

In addition, as disclosed in Note 10, following the decision of the EPO Technical Board of Appeal on March 24, 2023, the Company has reassessed its estimate of the outcome and financial effect of the patent infringement proceedings in Germany and a provision of £1.1 million has been recognized as at December 31, 2022 with respect to an estimate of the cost reimbursement due to Gilead. RC Dusseldorf will determine the actual cost reimbursement due.

Dilapidations

The Company has lease contracts for office space that have a requirement to remove all fixtures and fittings on termination of the lease. As of December 31, 2022, the Company had a provision of £46,000 (2021: £46,000) to cover the costs of complying with these requirements.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. Events after the reporting period

On March 10, 2023, the Bank of England (“BoE”) issued a press release stating that it intended to put Silicon Valley Bank UK Limited (“SVBUK”) into a Bank Insolvency Procedure. Subsequently, on March 13, 2023, the BoE announced that it had taken the decision to sell SVBUK to HSBC UK Bank Plc (“HSBC”). The Company held cash and cash equivalents with SVBUK as at March 10, 2023. However, the BoE and HM Treasury confirmed that all depositors’ money with SVBUK is safe and secure as a result of the acquisition by HSBC. SVBUK’s business will continue to be operated normally by SVBUK and the Company has full access to its cash and cash equivalents held with SVBUK.

The Patents Court of the High Court of Justice of England and Wales heard the case between the Company and Gilead Sciences, Inc. and Gilead Sciences Limited between January 20, 2023 and February 3, 2023 and a judgment was handed down on March 21, 2023. In its judgment, the High Court deemed that the UK designations of EP 190 and EP 365 were invalid in the UK. This judgment may be appealed at the U.K. Court of Appeal, however following the judgment, the two Gilead entities are entitled to recover a portion of their legal costs from the Company. As disclosed in Note 19, the judgment was a post balance sheet adjusting event, and a provision of £3.0 million has been recognized as at December 31, 2022 with respect to an estimate of the cost reimbursement due to Gilead.

In 2018, the Company was granted a European patent from the EPO, EP 190, that covers the composition of matter of a genus of phosphoramidate nucleotide compounds that includes sofosbuvir, sold under the brand name Sovaldi®, a leading drug for the treatment of hepatitis C sold by Gilead Sciences, Inc. Later in 2018, Gilead filed an Opposition to EP 190 at the EPO in an attempt to revoke it. In February 2021, the EPO Opposition Division disagreed with Gilead and upheld amended patent claims that cover sofosbuvir. In June 2021, the decision by the EPO Opposition Division to uphold EP 190 was appealed by Gilead to the EPO Technical Boards of Appeal. The Company also filed an appeal to the EPO Technical Boards of Appeal against the decision by the EPO Opposition Division to only allow the patent in an amended form. On March 24, 2023, the EPO Technical Board of Appeal issued an oral decision revoking EP 190. The decision is final and has retroactive effect. Following this decision, the Company has reassessed its estimate of the outcome and financial effect of the patent infringement proceedings in Germany and, as disclosed in Note 19, has recognized a provision of £1.1 million at December 31, 2022 with respect to an estimate of the cost reimbursement due to Gilead.