Form 20-F
period 2023-12-31
NuCana plc
filed 2024-03-20
CIK 1709626

As filed with the Securities and Exchange Commission on March 20, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 52,860,335 ordinary shares, par value £0.04 per share.

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as at December 31, 2023, 2022, 2021, 2020, and 2019 and for the years ended December 31, 2023, 2022, 2021, 2020, and 2019 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The financial statement data as at December 31, 2021, 2020 and 2019 and for the years ended December 31, 2020 and 2019 have been derived from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by IASB.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.
Selected Financial Data

The following tables summarize our consolidated financial data as of the dates and for the periods indicated. The consolidated financial data as of and for the years ended December 31, 2023, 2022, 2021, 2020 and 2019 have been derived from our consolidated financial statements, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report.

	Year Ended December 31,
	2023	2022	2021	2020	2019
	(in thousands, except per share data)
Consolidated statement of operations and comprehensive loss data:
Research and development expenses	£(25,062)	£(36,426)	£(36,834)	£(25,899)	£(19,728)
Administrative expenses	(6,063)	(7,291)	(8,529)	(7,050)	(5,953)
Impairment of intangible assets	(503)	(292)	(2,809)	—	—
Net foreign exchange (losses) gains	(1,156)	4,887	267	(3,472)	(1,019)
Operating loss	(32,784)	(39,122)	(47,905)	(36,421)	(26,700)
Finance income	754	669	103	246	1,049
Loss before tax	(32,030)	(38,453)	(47,802)	(36,175)	(25,651)
Income tax credit	4,398	6,432	7,269	5,493	4,239
Loss for the year	(27,632)	(32,021)	(40,533)	(30,682)	(21,412)
Other comprehensive (expense) income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(41)	61	5	(12)	(11)
Total comprehensive loss for the year	£(27,673)	£(31,960)	£(40,528)	£(30,694)	£(21,423)

Basic and diluted loss per share	£(0.53)	£(0.61)	£(0.78)	£(0.81)	£(0.66)

	As of December 31,
	2023	2022	2021	2020	2019
	(in thousands)
Consolidated statement of financial position data:
Cash and cash equivalents	£17,225	£41,912	£60,264	£87,356	£51,962
Total assets	27,811	58,254	77,474	107,792	70,268
Share capital	2,114	2,095	2,087	2,047	1,299
Share premium	141,306	141,108	141,050	140,890	79,541
Accumulated deficit	(207,706)	(180,573)	(149,726)	(110,594)	(80,055)
Capital reserve (1)	42,466	42,466	42,466	42,466	42,466
Net assets/Total equity attributable to equity holders of the Company	14,887	38,502	65,548	99,230	63,522
Total liabilities	(12,924)	(19,752)	(11,926)	(8,562)	(6,746)

Number of shares	52,860	52,373	52,180	51,175	32,479

(1)
The capital reserve balance arose from the impact of the reduction of our share premium account and corresponding increase to our capital reserve account reflected as of June 30, 2017 in connection with our re-registration as a public limited company, as further described in Note 13 to the consolidated financial statements.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Our business has significant risks. You should carefully consider the following risk factors and all other information contained in our Annual Report on Form 20-F for the year ended December 31, 2023 (our “Annual Report”) and in subsequent reports filed on Form 6-K, including our consolidated financial statements and the related notes. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to our business, results of operations and financial condition. If any of these risks materialize, our business, results of operations or financial condition could suffer and the price of the American Depositary Shares, or ADSs, could decline. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect our business, results of operations and financial condition.

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
•
We have identified conditions and events that raise substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.
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
•
Our business could be significantly and adversely affected by a pandemic.
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
•
Our proprietary information, or that of our suppliers and any future collaborators, may be lost or we may suffer security breaches or other cybersecurity incidents.

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

We have incurred significant operating losses since our inception. We incurred net losses of £21.4 million for the year ended December 31, 2019, £30.7 million for the year ended December 31, 2020, £40.5 million for the year ended December 31, 2021, £32.0 million for the year ended December 31, 2022, and £27.6 million as of December 31, 2023. As of December 31, 2023, we had an accumulated deficit of £207.7 million. Our product candidate, NUC-3373, is currently being evaluated in three ongoing clinical trials: a Phase 1b/2 trial (NuTide:302) in combination with other agents, in patients with advanced colorectal cancer; a randomized Phase 2 clinical trial of NUC-3373 (NuTide:323), in combination with approved anticancer agents including leucovorin, irinotecan, and bevacizumab for the second-line treatment of patients with advanced colorectal cancer; and a Phase 1b/2 clinical trial (NuTide:303) in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. Our product candidate NUC-7738 is currently in the Phase 2 part of a Phase 1/2 clinical trial (NuTide:701) for patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy and in combination with pembrolizumab. It may be several years, if ever, before we have a product candidate ready for commercialization. To date, we have financed our operations primarily through public and private placements of our equity securities. We expect to continue to incur significant expenses and operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we:

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
•
obtaining satisfactory acceptance, formulary placement coverage and adequate reimbursement for our approved products from third-party payors, including private health insurers, managed care providers and governmental payor programs, including Medicare and Medicaid in the U.S.;
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

We plan to seek regulatory approval to commercialize NUC-3373 and NUC-7738 in the United States and the European Union, and potentially in additional countries. While the scope of regulatory approval is similar in many countries, to obtain separate regulatory approval in multiple countries requires us to comply with the numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials, commercial sales, pricing and distribution of NUC-3373 and NUC-7738, and we cannot predict success in these jurisdictions.

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

As of December 31, 2023, we had £17.2 million in cash and cash equivalents. We believe, based upon our current operating plan, that, our cash and cash equivalents on hand will not be sufficient to fund our anticipated operations for at least the next twelve months. Our future capital requirements and the period for which we expect our existing resources to support our operations may vary significantly from what we expect. Our monthly spending levels vary based on new and ongoing research and development and other corporate activities. Because the length of time and activities associated with successful research and development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. In addition, our future capital requirements will depend on many factors, and could increase significantly as a result of many factors, including:

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

We have identified conditions and events that raise substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

The development of pharmaceutical drugs is capital-intensive. We have incurred recurring losses from our operations, have an accumulated deficit totaling £207.7 million and cash flows used in operating activities of £26.4 million as of and for the year ended December 31, 2023. We had cash and cash equivalents of £17.2 million at December 31, 2023. We expect our expenses to increase in the medium to long-term with our ongoing activities, particularly if we conduct larger-scale clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, we will continue to incur costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. In addition, we have based estimates of our cash runway on assumptions including, but not limited to, our expectations as to our future expenses and costs and our continued eligibility to receive R&D tax credits in the United Kingdom. There is no assurance that these assumptions will be correct and, as a result, we could use our available capital resources sooner than we currently expect. Because of these funding needs and related risks and the current cash balance on hand, there is uncertainty related to our ability to raise sufficient additional capital within the going concern period, prior to our cash balances being exhausted, which occurs in the going concern assessment period. These events or conditions raise substantial doubt on our ability to continue as a going concern and, therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities. We may also need to raise additional funds if we choose to pursue additional indications or geographies for development and commercialization of our product candidates or otherwise expand more rapidly than we presently anticipate.

In light of the foregoing, we have disclosed in the footnotes to our financial statements that there is uncertainty related to the ability of us to raise additional capital within the going concern period and our independent registered public accounting firm has included an explanatory paragraph stating that we have concluded that a substantial doubt exists about our ability to continue as a going concern. The inclusion of these may negatively impact the trading price of our securities, have an adverse impact on our relationship with third parties with whom we do business, including our customers, vendors and employees, and could make it challenging and difficult for us to raise additional equity or debt financing to the extent needed, all of which could have a material adverse impact on our business, results of operations, financial condition and prospects.

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

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. Moreover, shutdowns or slowdowns in normal agency work caused by public health emergencies can increase the time needed for the agency to complete its review or make final approval or other administrative decisions. If a prolonged government shutdown or slowdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public market and obtain necessary capital in order to properly capitalize and continue our operations.

We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable United Kingdom tax legislation.

As a United Kingdom resident company, we are subject to U.K. corporate taxation. We have generated losses since inception. As of December 31, 2023, we had cumulative carry forward tax losses of £98.5 million. Subject to any relevant restrictions, including the Corporate Income Loss Restriction and the Corporate Capital Loss Restriction that, broadly, restrict the amount of carried forward losses that can be utilized to 50% of group profits or gains arising above £5.0 million per tax year, we expect these to be available to carry forward and offset against future operating profits.

As a company that carries out extensive research and development activities, we have benefited from the United Kingdom's research and development tax credit regime for small and medium-sized companies, whereby, in respect of expenditure incurred in the current period from April 1, 2023 to March 31, 2024, we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 18.6% (or up to 26.97% to the extent we meet the R&D intensive company criteria in this period). Based on the amount of our qualifying R&D expenditure in the fiscal year ended December 31, 2023 and our expectations as to the amount of our qualifying R&D expenditure in the current fiscal year, we believe that we qualified as an R&D intensive company for 2023. Our qualifying expenditures largely comprise employment costs for research staff, consumables and subcontract costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 17.53% for R&D intensive companies, in respect of expenditure incurred in the current period from April 1, 2023 to March 31, 2024. The majority of our pipeline research, clinical trials management and manufacturing development activities are currently eligible for inclusion within these tax credit cash rebate claims. In relation to accounting periods beginning on or after April 1, 2021 there is a cap on payable credit claims in excess of £20,000 by reference to, broadly, three times the total Pay As You Earn, or PAYE, and national insurance contributions, or NICs, liability of the company. Unless an exemption applies, this could restrict the amount of payable credit that we can claim. In addition, to qualify for R&D tax credits, a company must be a going concern at the time when the claim is made. HMRC considers a company to be a going concern if its latest published accounts were prepared on a going concern basis, and nothing in the accounts suggests that status depends on its receiving R&D relief or tax credits. There can be no assurance that we are or will remain eligible for the R&D tax credits for the most recent accounting period or for future accounting periods. In respect of accounting periods beginning on or after April 1, 2024, existing U.K. research and development tax regimes will be replaced with a new regime that is similar to the existing R&D expenditures credit (RDEC) scheme and the SME scheme described above will cease to apply. As well as the new regime, there will also be a standalone regime for R&D intensive loss making SMEs. We are still reviewing the terms of these regimes, and our eligibility for them, but their application is likely to have an impact on our claims for research and development tax relief in respect of our costs incurred in future accounting periods.

We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenues from patented products to be taxed at an effective rate of 10%. As we have many different patents covering our products, future upfront fees, milestone fees, product revenues and royalties could be taxed at this favorably low tax rate. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term lower rate of corporation tax to apply to us. However, as a result of the changes to the United Kingdom research and development tax credit regimes (whether as a result of the reform of the U.K. research and development tax regime outlined above, or otherwise) or if there are unexpected adverse changes to the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected.

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
•
business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires; and
•
changes in financial markets or general economic conditions, including the effects of recession or slow economic growth in the U.S. and abroad, interest rates, fuel prices, international currency fluctuations, corruption, political instability, acts of war, including the ongoing conflict in Ukraine and any potential spread of the conflict into a wider war, acts of terrorism, and pandemics or other public health crises.

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

Public health crises such as pandemics or similar outbreaks could adversely impact our business. We rely on third-party manufacturers, distributors, information technology and software service providers, law and accounting firms, CROs, and consultants who are subject to, or may become subject to, pandemic-related controls. Pandemics may also affect employees of third-party CROs located in affected geographies that we rely upon to carry out clinical trials. If these third parties cannot perform the services we require in a timely way and we cannot successfully implement replacements or workarounds, our business, results of operations, and financial condition could be harmed. As a result of potential future pandemics, we may in the future experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:

•
delays or difficulties in enrolling patients in our clinical trials;
•
delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
•
delays or disruptions in preclinical experiments and investigational new drug application-enabling good laboratory practice standard toxicology studies due to unforeseen circumstances at CROs and vendors along their supply chain;
•
increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting a virus, infection, or other disease, being forced to quarantine, or not wanting to attend hospital visits;
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

These and other factors could further adversely impact our ability to conduct clinical trials and our business generally, and could have a material adverse impact on our operations and financial condition and results.

In addition, the trading prices for our ADSs and for the securities of other biopharmaceutical companies may be highly volatile during certain periods as a result of a pandemic. As a result, we may face difficulties raising capital through sales of our ADSs or such sales may be on unfavorable terms. The extent to which a pandemic may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the emergence, severity and spread of new variants of a disease, the duration of a pandemic and any outbreak of future variants, the potential imposition of travel restrictions and actions to contain a pandemic and any future outbreaks, such as social distancing and quarantines or lock-downs in the United Kingdom, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United Kingdom, the United States and other countries to contain and treat a disease.

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

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

The global credit and financial markets have experienced extreme volatility and disruptions in recent years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the conflicts in the Middle East and between Russia and Ukraine, terrorism or other geopolitical events. Sanctions imposed by the United States, the United Kingdom, and other countries in response to such conflicts, including the ones in the Middle East and in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves, or on less favorable terms than we would otherwise choose. In addition, one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our clinical development goals on schedule and on budget.

Uncertainty about global economic conditions could result in increased costs related to the manufacture of our product candidates and, if our drug candidates are approved and made available for sale, customers may postpone purchases of our drug candidates in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material adverse effect on demand for our drug candidates.

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

NUC-3373 is currently being evaluated in three ongoing clinical trials: a Phase 1b/2 trial (NuTide:302) in combination with approved anticancer agents including leucovorin, irinotecan, oxaliplatin, and bevacizumab in patients with metastatic colorectal cancer; a randomized Phase 2 trial (NuTide:323) in combination with leucovorin, irinotecan, and bevacizumab for the second-line treatment of patients with advanced colorectal cancer; and a Phase 1b/2 modular trial (NuTide:303) in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. Favorable results obtained from our Phase 1 clinical trial of NUC-3373 in patients with advanced solid tumors, our ongoing Phase 1b/2 clinical trial of NUC-3373 in patients with metastatic colorectal cancer, our ongoing Phase 2 randomized NuTide:323 study investigating NUFIRI + bev versus the global standard of care, 5-FU in combination with leucovorin, irinotecan and bevacizumab, or FOLFIRI + bev, and our ongoing Phase 1b/2 modular trial of NUC-3373 in patients with advanced solid tumors may not be replicated in any future clinical trials. Similarly, while NUC-7738 is currently being evaluated in the Phase 2 part of a Phase 1/2 clinical trial in patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy and in combination with the PD-1 inhibitor pembrolizumab, favorable results obtained to date may not be replicated in any future clinical trials. In addition, data generated in these early-stage trials in particular are not the basis on which marketing approval by the FDA or a comparable foreign regulatory authority would be sought. Furthermore, the results of our clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for marketing approval. Statistical significance means that an effect is unlikely to have occurred by chance. Clinical trial results are considered statistically significant when the probability of the results occurring by chance, rather than from the efficacy of the product candidate, is sufficiently low. There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies.

Preliminary and interim data from our clinical trials that we may announce or publish from time to time may change as patient enrollment continues, patient data are further examined and more patient data become available.

From time to time, we may announce or publish preliminary or interim data from our clinical studies, which include preliminary or interim data from our clinical trials, including those from the Phase 1b/2 clinical trial in patients with metastatic colorectal cancer, Phase 2 clinical trial of NUC-3373 for the second-line treatment of patients with advanced colorectal cancer, the Phase 1b/2 modular clinical trial of NUC-3373 in patients with advanced solid tumors, the Phase 2 part of the Phase 1/2 trial of NUC-7738 for patients with advanced solid tumors, and any future clinical trials of any of product candidates. Preliminary and interim data from a clinical trial are not always entirely representative of final data. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, patient data are further examined, more patient data become available, and we prepare and issue our final clinical trial report. As a result, preliminary and interim data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the preliminary or interim data could significantly harm our business prospects.

We are relatively early in our development efforts. If we are unable to successfully develop and commercialize our product candidates or experience significant delays in doing so, our business will be harmed.

We currently do not have any products that have gained marketing approval. We have invested substantially all of our efforts and financial resources identifying and developing our ProTides, such as NUC-3373 and NUC-7738, as well as Acelarin for which we discontinued the NuTide:121 clinical trial in March 2022. Our ability to generate product revenues, which may not occur for several years, if ever, will depend on the successful development and eventual commercialization of our product candidates: NUC-3373, for which a Phase 1b/2 clinical trial in patients with metastatic colorectal cancer, Phase 2 clinical trial of NUC-3373 for the second-line treatment of patients with advanced colorectal cancer and Phase 1b/2 modular clinical trial of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab, in patients with advanced solid tumors or in combination with docetaxel in patients with lung cancer are ongoing; and NUC-7738, for which the Phase 2 part of the Phase 1/2 trial is ongoing which is evaluating NUC-7738 as a monotherapy and in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors. We currently do not generate any revenues from sales of any products, and we may never be able to develop or commercialize a marketable drug. Each of our product candidates will require development, management of development and manufacturing activities, marketing approval in multiple jurisdictions, obtaining manufacturing supply, building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenues from drug sales.

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
•
the proximity and availability of clinical trial sites for prospective patients; and
•
Congress also recently amended the Federal Food, Drug, and Cosmetic Act, or FD&C Act, to require sponsors of a Phase 3 clinical trial, or other “pivotal study” of a new drug to support marketing authorization, to design and submit a diversity action plan for such clinical trial. The action plan must describe appropriate diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. Although none of our product candidates has reached Phase 3 of clinical development, we must submit a diversity action plan to the FDA by the time we submit a Phase 3 trial, or pivotal study, protocol to the agency for review, unless we are able to obtain a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect the planning and timing of any future Phase 3 trial for our product candidates or what specific information the FDA will expect in such plans. However, initiation of such trials may be delayed if the FDA objects to our proposed diversity action plans for any future Phase 3 trial for our product candidates, and we may experience difficulties recruiting a diverse population of patients in attempting to fulfill the requirements of any approved diversity action plan.

If we experience delays or difficulties in the enrollment of patients in clinical trials, for any reason, our clinical trials may be delayed or terminated. Any delays in completing our clinical trials will increase our costs, delay or prevent our product candidate development and approval process, and jeopardize our ability to commence product sales and generate revenue.

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

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates. Clinical trials may be delayed, suspended or prematurely terminated because costs are greater than we anticipate or for a variety of reasons, such as:

•
a pandemic, which may affect the ability to initiate and/or complete preclinical studies or conduct ongoing clinical trials, and may delay initiation of planned and future clinical trials;
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

The GDPR (and U.K. GDPR) sets out a number of requirements that must be complied with when handling personal data (i.e. data relating to an identified or identifiable living individual) in these circumstances, including: having an appropriate lawful basis for processing, and a relevant condition if processing ‘special category’ personal data (which includes personal data related to health, biometric data used for unique identification purposes and genetic information); the obligation to appoint data protection officers in certain circumstances; accountability and record-keeping obligations; transparency obligations for data controllers; the obligation to carry out ‘data protection impact assessments’ in certain circumstances; rights for data subjects (such as rights for individuals to be “forgotten”, rights to data portability, rights to object etc.); a stringent standard of data subject consent; and the obligation to notify certain significant personal data breaches to the relevant Supervisory Authority(ies) and affected individuals. In addition, the GDPR provides a very broad definition of what constitutes personal data (for example, the GDPR expressly clarifies that it applies to ‘pseudonymized’ (i.e., key-coded) data). A number of opinions from Supervisory Authorities has further supported a very wide interpretation of the concept of personal data and, thus, the application of the GDPR. Recent decisions by E.U. supervisory authorities and the Court of Justice of the E.U. have confirmed that the rights granted to individuals under the GDPR must be applied broadly, and the law itself must be interpreted strictly, to guarantee the protection of the rights of individuals.

The GDPR and U.K. GDPR also impose strict rules on the transfer of personal data out of the E.E.A. and United Kingdom to U.S. and other Third Countries. Recent legal developments have created further complexity and uncertainty regarding transfers of personal data from the E.E.A. and United Kingdom to the United States (although there have also been some positive developments on this front). A new ‘adequacy decision’ for the ‘E.U.-U.S. Data Privacy Framework’, which allows personal data to be transferred from the E.E.A to U.S. entities who self-certify under the Data Privacy Framework, was adopted by the European Commission on July 10, 2023. The UK-US Data Bridge (the UK extension to the Data Privacy Framework) came into force shortly after on October 12, 2023. While the Data Privacy Framework and Data Bridge, in principle, makes it easier to transfer personal data from the E.E.A. and United Kingdom respectively to the United States, a legal challenge has already been issued in Europe against the Data Privacy Framework and other prominent European privacy campaigners have indicated their intention to challenge the decision in 2024. Similarly, the U.K. Information Commissioner’s Office issued an Opinion highlighting areas of the Data Bridge that could leave it open to challenge.

As the Data Privacy Framework is limited to transfers to certified participants in the U.S., many transfers continue to rely on the standard contractual clauses. Use of the standard contractual clauses must be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. In May 2023, the Irish Data Protection Commission issued a €1.2 billion fine against Meta for transferring personal data to the United States in reliance on standard contractual clauses, on the basis that the personal data was not sufficiently protected in the United States. In light of all of these developments, it is expected that the uncertainty surrounding data transfers will continue into 2024 and beyond.

As the legal challenges continue and/or supervisory authorities increase their enforcement activities, we could suffer additional costs, complaints, and/or regulatory scrutiny, investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results and generally increase compliance risk.

The GDPR also provides that E.E.A. member states may make their own further laws and regulations to introduce specific requirements related to the processing of: “special categories of personal data”, including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offences or convictions. This fact may lead to greater divergence on the law that applies to the processing of such data types across the E.E.A. and U.K., compliance with which as and where applicable may increase our costs and could increase our overall risk.

In the past 12 months, the European data protection authorities have been particularly active in seeking to regulate Artificial Intelligence, in the absence of comprehensive A.I. regulation. Until the A.I. Act becomes applicable in the E.U., we expect to see this focus continue and so any use of A.I. within the healthcare sector will be subject to a heightened risk under European privacy laws.

Now that the United Kingdom is no longer a member of the European Union, there is increasing scope for divergence in application, interpretation and enforcement of the data protection law between the United Kingdom and European Union. On March 8, 2023, the U.K. Government presented the ‘Data Protection and Digital Information Bill’ to Parliament, which seeks to amend various aspects of the United Kingdom’s data protection regime. The Bill is still being debated in Parliament and there is no indication as of yet for when the Bill will pass into law. As currently drafted, the Bill will result in only minor changes to the substance of the U.K. GDPR, and so the United Kingdom will remain very closely aligned with the European Union in this regard. However, any changes relating to the U.K. and E.U. position regarding aspects of data protection law may lead to additional compliance costs and could increase our overall risk. There are also concerns that changes to the U.K.

regime, in particular changes to the data transfer rules, could increase the risk of the European Commission’s adequacy decision in respect of the U.K. being invalidated or withdrawn when it is reviewed in 2025 (or earlier, in the event of a legal challenge). It should be noted that a U.K. general election is expected in the second half of 2024: depending on the stage of the legislative procedure that the Bill has reached by that time and/or the outcome of the election, there is a possibility that the Bill may never become law.

Alongside the GDPR, the European Union has a number of new laws currently going through the legislative process, including the European Health Data Space (EHDS) Regulation. The EHDS Regulation is likely to, for example, require us to make health data available to other organizations in this sector (in an anonymized form) and to the patients themselves. This law is approaching the final stages of the E.U. legislative procedure and so we may have to devote substantial resources to understanding and preparing for it.

These laws and regulations are increasing in complexity and number, and new regulatory guidance and case law means the regulatory landscape changes frequently. Complying with these numerous, complex and often changing regulations is expensive and difficult. Failure by us, any partners, our service providers, or our employees or contractors to comply with the GDPR could result in regulatory investigations, enforcement notices and/or fines of up to the higher of €20 million or up to 4% of our total worldwide annual turnover. Further, following the withdrawal of the United Kingdom from the European Union, we now have to comply with the GDPR and U.K. GDPR separately, each regime separately having the ability to fine up to the higher of €20 million / £17.5 million or 4% of global turnover. In addition, the value of fines issued by supervisory authorities has increased substantially in recent years: numerous multi-million € / £ fines have been issued by supervisory authorities across the E.E.A. and by the U.K. Information Commissioner’s Office, and the first €1.2 billion fine was issued against Meta by the Irish supervisory authority in May 2023. Guidance from the European Data Protection Board has indicated that turnover will be taken into account when defining the starting amount of fines, resulting in higher fines for larger organizations. Therefore, we expect the amount of fines to continue to rise. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by non-compliant actors.

In addition to the foregoing, a breach of privacy laws or data security laws, particularly those resulting in a significant cybersecurity incident or breach involving the misappropriation, corruption, modification, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on our business, reputation and financial condition. In addition, widely publicized security breaches are increasingly being followed in the European Union by attempts to bring large ‘class action’ style claims; this trend is likely to continue in light of recent decisions by the European Court of Justice confirming data subjects’ right to compensation even for minor non-material damage. Although such ‘class action’ style claims have yet to succeed in any significant compensation orders, defending these claims is costly and could still result in substantial liability for compensation and legal fees. As a data controller, we are accountable for any third-party service providers we engage to process personal data on our behalf, including our CROs. We attempt to mitigate the associated risks by performing security assessments and due diligence of our vendors and requiring all such third-party providers with data access to sign agreements, and obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines, penalties and/or other enforcement actions outlined above.

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

The process of obtaining marketing approvals, both in the United States and abroad, is expensive and takes several years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction. We have limited experience in planning and conducting the clinical trials required for marketing approvals, and we expect to rely on third-party CROs to assist us in this process. Obtaining marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process, and in many cases the inspection of manufacturing facilities by the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. Because a number of our clinical trials will be in combination with other approved therapies, there may also be undesirable or unintended side effects, toxicities or other characteristics resulting from the other therapy or from its combination with our product candidate.

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

If the FDA or a comparable foreign regulatory authority approves any of our product candidates, activities such as the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The FDA or a comparable foreign regulatory authority may also impose requirements for costly post-marketing preclinical studies or clinical trials and surveillance programs to monitor the safety or efficacy of the product. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding use of their products, and if we promote our products beyond their approved indications or in a way that is inconsistent with the FDA-approved labeling, we may be subject to enforcement actions or prosecution arising from that off-label promotion. Violations of the FD&C Act relating to the promotion of prescription drugs may also lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws.

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
•
the federal physician payment transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Affordable Care Act, or ACA, require manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value to physicians, teaching hospitals, and certain advanced non-physician health care practitioners, as well as and the ownership and investment interests of physicians and their immediate family members in such manufacturers;
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

In addition, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the ACA was enacted in the United States, substantially changing the way healthcare is financed by both governmental and private insurers and significantly affecting the pharmaceutical industry. The ACA contained a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and changes to fraud and abuse laws. As another example, the 2021 Consolidated Appropriations Act signed into law on December 27, 2020 incorporated extensive health care provisions and amendments to existing laws, including a requirement that all manufacturers of drugs products covered under Medicare Part B report the product’s average sales price to the federal government.

As another example, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s AMP, for single source and innovator multiple source drugs, beginning January 1, 2024. Payment methodologies may also be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. By way of example, in August 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (which were first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits CMS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. CMS has begun to implement these new authorities and entered into the first set of agreements with pharmaceutical manufacturers to conduct price negotiations in October 2023. However, the IRA’s impact on the biopharmaceutical industry in the United States remains uncertain, in part because multiple large pharmaceutical companies and other stakeholders (e.g., the U.S. Chamber of Commerce) have initiated federal lawsuits against CMS arguing the program is unconstitutional for a variety of reasons, among other complaints. Those lawsuits are currently ongoing. For that and other reasons, it is currently unclear how the IRA will be effectuated, or the impact of the IRA on our business.

In addition, individual states in the U.S. have also passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmacy benefit managers, or PBMs and other members of the health care and pharmaceutical supply chain, an important decision that has led to more aggressive efforts by states in this area. The U.S. Federal Trade Commission, or FTC, in mid-2022 also launched sweeping investigations into the practices of the PBM industry that could lead to additional federal and state legislative or regulatory proposals targeting such entities’ operations, pharmacy networks, or financial arrangements. During the current congressional session, numerous PBM reforms are being considered in both the Senate and the House of Representatives; they include diverse legislative proposals such as eliminating rebates; divorcing service fees from the price of a drug, discount, or rebate; prohibiting spread pricing; limiting administrative fees; requiring PBMs to report formulary placement rationale; promoting transparency. Significant efforts to change the PBM industry as it currently exists in the U.S. may affect the entire pharmaceutical supply chain and the business of other stakeholders, including pharmaceutical developers like us.

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

Legislative and regulatory proposals have also been made in recent years to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products, and the FDA’s statutory authorities are periodically amended by Congress. For example, Congress recently provided the FDA with additional authorities related to the accelerated approval pathway for human drugs and biologics. Under these recent amendments to the FD&C Act, the agency may require a sponsor of a product granted accelerated approval to have a confirmatory trial underway prior to approval. The amendments also give the FDA the option of using expedited procedures to withdraw product approval if the sponsor’s confirmatory trial fails to verify the claimed clinical benefits of the product. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed or what the impact of such changes on the marketing approvals, if any, of our product candidates, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing conditions and other requirements.

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

Our ability to successfully commercialize any product candidates, if approved, will depend in part on the extent to which coverage and adequate reimbursement for these product candidates and related treatments will be available from government authorities, private health insurers and other organizations. In the United States, the principal decisions about coverage and reimbursement for new medicines under Medicare are made by CMS, an agency within the U.S. Department of Health and Human Services, or HHS. Private payors ultimately determine which drugs they will cover and the amount of reimbursement they will provide for a covered drug. While there is no uniform system among payors for making coverage and reimbursement decisions, private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs are generally covered and paid for in the United States but have not been approved for reimbursement in certain European countries. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of payments for particular drugs. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. We may also need to conduct expensive pharmacoeconomic studies, in addition to the costly studies required to obtain FDA or other comparable regulatory approvals, in order to demonstrate the medical necessity and cost-effectiveness of the product in order to secure coverage and reimbursement. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if coverage is available, the level of payments. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval. In addition, as noted above, the IRA of 2022 included multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States, including new authorities for CMS to negotiate certain drug prices starting for payment year 2026. Although CMS has recently begun to implement these new authorities, their impact on the pharmaceutical industry in the United States and on drug development activities remains uncertain.

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

Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer cybersecurity incidents, which could result in a material disruption of our product development programs, and could subject us to liability.

We utilize information technology systems and networks, including those licensed from and therefore operated and hosted by third parties, to process, transmit and store electronic information in connection with our business activities. As the use of digital technologies has increased, cybersecurity incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication, and are becoming increasingly difficult to detect. These threats pose a risk to the security of our systems and networks and the confidentiality, availability, reliability, adequacy, and integrity of our data. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects.

Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third-party contractors and consultants are vulnerable to damage or disruption from hacking, computer viruses, malware, including ransomware, software bugs, unauthorized access, natural disasters, terrorism, war, and telecommunication, equipment, and electrical failures.

We have measures in place that are designed to prevent, and if necessary, to detect and respond to such cybersecurity incidents and breaches of privacy and security mandates. Our measures to prevent, detect, respond to, and minimize such risks may be unsuccessful. While we have not, to our knowledge, experienced any significant system failure, accident, or material cybersecurity incident to date, if such an event were to occur and cause interruptions in our operations or the operations of those third parties with which we contract, it could result in legal harm and a material disruption of our programs and our business operations, as well as our financial condition. For example, the loss of clinical trial data from completed or ongoing clinical trials for any of our product candidates could result in delays in our development and regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Such a loss could also expose us to regulatory enforcement, civil liability and reputational damage. To the extent that any disruption or cybersecurity incident results in a loss of or damage to our data or applications, or inappropriate disclosure, loss, corruption, modification, or theft of confidential or proprietary information, personal data, clinical trial data, or health information, in addition to incurring liability, the further development of our product candidates could be delayed, or our competitive position could be compromised. Additionally, such disruptions or cybersecurity incidents could result in enforcement actions by United States, United Kingdom, or foreign regulatory authorities, regulatory penalties, and other legal liabilities such as but not limited to private litigation, the incurrence of significant remediation costs, disruptions to our development programs, business operations and collaborations, diversion of management efforts and damage to our reputation, all of which could harm our business and operations.

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

During patent prosecution in the United States and in most foreign countries, a third party can submit prior art or arguments to the reviewing patent office to attempt to prevent the issuance of a competitor’s patent. For example, our pending patent applications may be subject to a third-party pre-issuance submission of prior art to the USPTO or Third Party Observations in Europe. Such submission may convince the receiving patent office not to issue the patent. In addition, if the breadth or strength of protection provided by our patents and patent applications is reduced by such third-party submission, it could affect the value of our resulting patent or dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. We may also seek to have issued patents re-issued for purposes of strengthening our patent position; however, such requests for reissuance may not result in the issuance of the new patent and could result in loss of the originally issued patent.

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

A number of pharmaceutical companies have been the subject of intense review by the FTC or a corresponding agency in another country based on how they have conducted or settled drug patent litigation, and certain reviews have led to an allegation of an antitrust violation, sometimes resulting in a fine or loss of rights. We cannot be sure that we would not also be subject to such a review or that the result of the review would be favorable to us, which could result in a fine or penalty.

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

In connection with these patents, we and Gilead engaged in patent infringement litigation at the EPO, in the United Kingdom, and later in Germany over a several year period between 2018 and 2023. This litigation resulted in the revocation of EP 190 by the EPO and the determination of the invalidity of EP 190 and EP 365 in the United Kingdom. As a result of these decisions, we reached settlements with Gilead in relation to their legals fees for the proceedings in each of the United Kingdom and Germany.

All obligations arising from the patent infringement litigation in the United Kingdom and Germany have been settled as at December 31, 2023.

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

In the ordinary course of our business, our CROs and other third parties on which we rely, collect and store sensitive data, including intellectual property, clinical trial data, proprietary business information, personally identifiable information of our employees and, potentially in the future, personally identifiable information of our clinical trial subjects, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Although to our knowledge we have not experienced any such material cybersecurity incident to date, any such incident could compromise our networks and the information stored there could be accessed, publicly disclosed, modified, disrupted, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations, damage our reputation, and cause a loss of confidence in us and our ability to conduct clinical trials and our competitive advantage, which could adversely affect our reputation and delay the clinical development of our product candidates.

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

We are a clinical development-stage company, and, as of December 31, 2023, had 28 employees, including four executive officers. We are highly dependent on the research and development, clinical, business development and commercialization expertise of Hugh Griffith, our Chief Executive Officer, as well as the other principal members of our management team and our collaborators’ scientific and clinical team. Although we have entered into service agreements with our executive officers, each of them may at any time serve notice to terminate their employment with us. Other than for Mr. Griffith, we do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we or our collaborators are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

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

On January 31, 2020, the United Kingdom left the European Union. The terms of a withdrawal agreement, provided for a “Transition Period” during which E.U. rules continued to apply in the United Kingdom until December 31, 2020. The Trade and Cooperation Agreement, or the TCA, which governs the future relationship between the United Kingdom and the European Union, was agreed upon in December 2020 and implemented in the United Kingdom through the European Union (Future Relationship) Act 2020, which came into force when the Transition Period ended. The TCA provides for zero tariff/zero quota trade in goods (including medicinal products) between the United Kingdom and E.U. member states, and includes commitments from the United Kingdom and the European Union to maintain common high standards across a number of areas, such as intellectual property, competition and taxation, as well as a number of other benefits, such as a commitment to the United Kingdom’s continued access to the Horizon Europe research program (in which UK-based researchers are able to participate as of January 1, 2024, following a political agreement made between the European Commission and the U.K. government). However, the United Kingdom’s departure from the European Union single market has resulted in substantial changes for U.K. businesses, including an end to the free movement of persons, goods and services between the United Kingdom and the European Union, and the loss of a number of other benefits afforded to citizens and businesses in the United Kingdom and the European Union prior to the withdrawal, such as the mutual recognition of professional qualifications, or passporting for financial services. Furthermore, as the United Kingdom is no longer subject to E.U. law, or the jurisdiction of the European Court of Justice, there is increasing scope for divergence between United Kingdom and E.U. member states’ laws and regulations, including through (a) the amendment, application, interpretation and enforcement of the body of domestic law, known as (i) for the period prior to December 31, 2023, retained E.U. law, which is based on the E.U. law that applied to the United Kingdom at the end of the Transition Period, and (ii) for the period since January 1, 2024, assimilated law, which is based on the directly applicable E.U. legislation and domestic U.K. law related to former E.U. obligations that applied to the United Kingdom at the end of the Transition Period, and (b) the repeal by the U.K. government with effect from January 1, 2024 of the other rights and principles in E.U. law that had direct effect in the United Kingdom at the end of the Transition Period and which aren’t assimilated law (e.g., the right not to be discriminated on grounds of nationality).

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

Our business may be adversely affected if Scotland decides to secede from the United Kingdom, and as a result of divergence between the income tax rates in Scotland compared to the remainder of the United Kingdom.

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

The income tax rates applicable to those individuals subject to Scottish taxation are more complicated, and higher, than those that apply to individuals subject to taxation in the remainder of the United Kingdom. This could negatively impact on our ability to attract and retain employees in Scotland, including scientists and other employees who are important for our research and development efforts, as they may be reticent to reside or work in Scotland due to the potential for less take-home pay.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For example, the 2008 global financial crisis and the COVID-19 pandemic each caused volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as resulted from each of the 2008 global financial crisis and the 2020 COVID-19 pandemic, could result in a variety of risks to our business, including our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption.

Our business and operations could suffer in the event of information technology and other internal infrastructure system failures.

Despite the implementation of security measures, our information technology and other internal infrastructure systems and those of our third-party CROs and other contractors and consultants, including corporate firewalls, servers, leased lines and connections to the Internet, are vulnerable to damage from attacks, hackers, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Furthermore, we have little or no control over the security measures and computer systems of our third-party CROs and other contractors and consultants. While we have not experienced any such system failure, accident or material cybersecurity incident to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data for our product candidates could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed.

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

The trading price of the ADSs has fluctuated, and is likely to continue to fluctuate substantially. The trading price of those securities depends on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. In addition, although the ADSs are listed on the Nasdaq Capital Market, or Nasdaq, we cannot assure you that a trading market for those securities will be maintained.

Since the ADSs were sold in our initial public offering in October 2017 at a price of $15.00 per ADS, the closing price per ADS has ranged as low as $0.25 and as high as $29.84 through March 1, 2024. The market price of our ADSs may fluctuate significantly due to a variety of factors, many of which are beyond our control, including:

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

In addition, if we fail to maintain compliance with Nasdaq’s continued listing requirements, including the minimum closing bid price requirement, Nasdaq may take steps to de-list our ADSs. Such a de-listing would likely have a negative effect on the price of our ADSs and may impair investors’ ability to sell or purchase our ADSs when they wish to do so. In the event of a de-listing, we may take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our ADSs to become listed again, stabilize the market price or improve the liquidity of our ADSs, or prevent future non-compliance with Nasdaq’s listing requirements. On May 12, 2023, we received written notification from Nasdaq indicating that we were not in compliance with the minimum $1.00 per share bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). In order to regain compliance within the 180-day grace period, the minimum bid price for our ADSs needed to meet or exceed $1.00 for ten consecutive trading days. On November 9, 2023, we transferred the listing of our ADSs from the Nasdaq Global Select Market to the Nasdaq Capital Market. In connection with the transfer to the Nasdaq Capital Market, Nasdaq granted us a second 180-day period (or until May 6, 2024) to regain compliance with the requirement set forth in Nasdaq Listing Rule 5450(a)(1). If we fail to satisfy the Nasdaq Capital Market’s continued listing requirements, we may need to effect an ADS-to-ordinary share ratio change or a reverse split of our ordinary shares in order to regain compliance or we may be delisted from Nasdaq. If we are delisted from Nasdaq, we may transfer to and commence trading on the OTC Markets or another quotation medium. As a result, an investor would likely find it more difficult to trade or obtain accurate price quotations for our shares. Delisting would likely also reduce the visibility, liquidity, and value of our ADSs, reduce institutional investor interest in our company, and may increase the volatility of our ADSs. Delisting could also cause a loss of confidence of potential industry partners, lenders, and employees, which could further harm our business and our future prospects. Some or all of these material adverse consequences may contribute to a further decline in our stock price.

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

As of December 31, 2023, our senior management, board of directors and greater than 5% shareholders and their respective affiliates, in the aggregate, owned 38.8% of our ordinary shares (including ordinary shares in the form of ADSs). These shareholders, either alone or voting together as a group, may be in a position to determine or significantly influence the outcome of decisions taken at any general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of board members, certain decisions relating to our capital structure and the approval of certain significant corporate transactions. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ADSs.

SEC rules and regulations could limit the amount of funds we can raise during any 12-month period pursuant to our shelf registration statement on Form F-3 because we may be subject to the Baby Shelf Limitation.

SEC rules and regulations limit the amount that companies with a public float of less than $75 million may raise during any 12-month period pursuant to a shelf registration statement on Form F-3, which we refer to as the Baby Shelf Limitation. We are currently limited by the Baby Shelf Limitation and we may not sell securities in a primary offering with a value exceeding more than one-third of our public float in any 12-month period for so long as our public float remains below $75 million, as measured in accordance with the Baby Shelf Limitation. As a result of the Baby Shelf Limitation, we may need to sell shares in a private placement or in an offering registered on Form F-1 in order to raise additional capital.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2024 (the end of our next second fiscal quarter), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2025. In order to maintain our current status as a foreign private issuer, either (a) a majority of our voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are no longer an “emerging growth company,” and will are subject to additional reporting requirements.

We ceased to be an EGC as defined in the Jumpstart Our Business Startups Act, or JOBS Act, on the last day of 2022. As a result, we are no longer able to rely on exemptions from various reporting requirements that are available to EGCs, including not being required to comply with the auditor attestation requirements of Section 404(b); however, we remain exempt from this requirement due to our current status as a non-accelerated filer. We are no longer able to report only two years of financial results and selected financial data and have to report three and five years, respectively.

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

Generally, if for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets, and the characterization of our income, including whether certain research and development tax credits received from the government of the United Kingdom will constitute gross income, and if they do, whether they will constitute passive income for purposes of the PFIC income test) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In addition, for purpose of the PFIC asset test, the value of our assets will depend in part on the market price of our ordinary shares, which may fluctuate significantly. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023. There can be no assurance regarding our PFIC status for the current taxable year or any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Accordingly, U.S. investors should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

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

Item 4. Information on the Company

A. History and Development of the Company

We were incorporated under the laws of England and Wales in 1997 under the name Biomed (UK) Limited, and commenced operations in 2008. On April 28, 2008, we changed our name to NuCana BioMed Limited. On August 29, 2017, we re-registered as a public limited company and changed our name to NuCana plc. On October 2, 2017, we completed our initial public offering of American Depositary Shares, or ADSs, on The Nasdaq Global Select Market. On November 9, 2023 we transferred our listing to The Nasdaq Capital Market. Our ADSs are traded under the symbol “NCNA”.

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

NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, or 5-FU, a widely used chemotherapy agent, which we believe has the potential to replace 5-FU as the standard of care in the treatment of a wide range of cancers. 5-FU is one of the world’s most widely prescribed anti-cancer agents and is on the World Health Organization’s List of Essential Medicines. NUC-3373 has been evaluated in a Phase 1 clinical trial for patients with advanced solid tumors. NUC-3373 is currently being evaluated in three ongoing clinical trials: a Phase 1b/2 clinical trial, in combination with other agents, for patients with metastatic colorectal cancer; a randomized Phase 2 clinical trial of NUC-3373, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer; and a Phase 1b/2 modular clinical trial of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer.

NUC-7738 is a ProTide transformation of 3’-deoxyadenosine, or 3’-dA, a novel anti-cancer nucleoside analog, that has shown potent anti-cancer activity in preclinical studies but due to rapid breakdown has not been successfully developed or approved as an anti-cancer agent. NUC-7738 is in the Phase 2 part of a Phase 1/2 clinical trial for patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy and in combination with pembrolizumab.

The treatment of cancer can be divided into three major categories: surgery, radiotherapy and therapeutics. Therapeutics include chemotherapy, immunotherapy, cell-based therapies and targeted and hormonal agents. The backbone of treatment for patients with cancer consists of chemotherapeutics, which are expected to achieve global revenues of approximately $97.9 billion by 2030. Despite significant progress having been made in the development of new therapeutics, most patients continue to receive chemotherapy either in combination with other treatments or as single agents at some point in their treatment pathway. Thus, we believe that more effective and safer chemotherapeutic agents will have an important role to play in the treatment of patients with cancer for the foreseeable future. We are transforming an important class of chemotherapeutic agents, nucleoside analogs, by applying a well-validated medicinal chemistry approach to overcome their limitations.

Through harnessing the power of phosphoramidate chemistry, we convert nucleoside analogs into activated nucleotide analogs with the addition of a phosphate group, which is protected by specific combinations of aryl, ester and amino acid groupings. By adding and protecting this phosphate group, we design our ProTides to avoid or overcome the limitations associated with breakdown, uptake, activation and administration of nucleoside analogs. In the antiviral field, this phosphoramidate chemistry approach has resulted in the most successful drug launches in the history of medicine, Gilead’s sofosbuvir, or Sovaldi® which is also a key component of Harvoni®, Vosevi® and Epclusa®; and tenofovir alafenamide fumarate, or TAF, which is a key component of Genvoya®, Descovy® and Odefsey®. In addition, phosphoramidate chemistry is used in Gilead’s remdesivir, or Veklury®, for the treatment of patients with COVID-19.

In preclinical studies, NUC-3373 overcame the key limitations associated with 5-FU, generating higher intracellular levels of the active anti-cancer metabolite than 5-FU while not generating toxic metabolites commonly associated with 5-FU’s side effects. NUC-3373 has been evaluated in a Phase 1 clinical trial, also known as the NuTide:301 trial, in patients with advanced solid tumors. Enrollment in this trial has been completed with 59 patients receiving NUC-3373. The maximum tolerated dose and schedule for NUC-3373 monotherapy was established as 2500 mg/m2 weekly. NUC-3373 generated high levels of the active anti-cancer metabolite inside the patients’ cells and demonstrated a favorable pharmacokinetic and safety profile. Evidence of durable anti-cancer activity was observed, with at least 10 patients remaining on treatment for more than four months and three of these patients achieving prolonged stable disease with progression-free survival, or PFS, lasting more than nine months. The results of this trial suggest that NUC-3373 has the potential to overcome the limitations associated with 5-FU and may be capable of achieving anti-cancer activity even in patients who have progressed on prior treatment with a fluoropyrimidine.

NUC-3373 is being evaluated in an ongoing Phase 1b/2 trial, known as the NuTide:302 trial, in patients with metastatic colorectal cancer in which NUC-3373 is being combined with agents typically used with 5-FU, including leucovorin, irinotecan, oxaliplatin and bevacizumab. In October 2019, we presented interim data from this trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. These interim data supported the previously reported favorable pharmacokinetic profile of NUC-3373. In April 2021, we presented further interim data from this trial at the virtual AACR Annual Meeting. These interim data highlighted 38 patients who received NUC-3373 either as monotherapy or in combination with leucovorin. Eleven patient case studies showed NUC-3373’s ability to stabilize disease in a heavily pre-treated population of patients with advanced colorectal cancer and achieve prolonged durations of PFS. Several patients achieved periods of PFS that were longer than those achieved on previous regimens and tumor size reductions have been observed, including in a patient known to be refractory to all prior fluoropyrimidine-containing regimens. NUC-3373 was also shown to have a favorable safety profile with no hand-foot syndrome observed, which is associated with the toxic metabolite, FBAL, and no neutropenia or Grade 3 or 4 mucositis or diarrhea adverse events, which are associated with the toxic metabolite, FUTP. In September 2022, we presented data from this trial at the ESMO Annual Meeting, or ESMO. These data demonstrated promising anti-tumor activity and a favorable safety and pharmacokinetic profile in combination with leucovorin and either irinotecan, or NUFIRI, or oxaliplatin , or NUFOX, in heavily pre-treated patients with metastatic colorectal cancer. The NuTide:302 trial is currently in Part 3 of the Phase 1b/2 trial, and is evaluating NUFIRI and NUFOX in combination with bevacizumab for the second-line treatment of patients with advanced colorectal cancer. In October 2023, we presented data from this clinical trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023. In this trial, NUC-3373 demonstrated a favorable safety profile when combined with NUFIRI and bevacizumab, or NUFIRI + bev, and with NUFOX and bevacizumab, NUFOX + bev. Additionally, both regimens demonstrated encouraging signs of efficacy, including tumor volume reductions in patients who were refractory to or had progressed on prior fluoropyrimidine treatment. Several patients achieved a longer PFS, on NUFIRI + bev and NUFOX + bev as compared to the PFS achieved in their first-line treatment with 5-FU-based therapy. We expect to report additional data from Part 3 of the Phase 1b/2 NuTide:302 trial in 2024.

A randomized Phase 2 trial, known as the NuTide:323 trial, comparing NUC-3373 in combination with NUFIRI + bev with 5-FU in combination with irinotecan, leucovorin, and bevacizumab, or FOLFIRI + bev, for the second-line treatment of patients with advanced colorectal cancer was initiated in 2022. In October 2023, we presented data from the NuTide:323 trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023. The trial is recruiting well, and no new safety signals were observed from the aggregated safety data from the first 40 patients enrolled. We expect to report additional data from the NuTide:323 trial in 2024.

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

In order to capitalize on the widespread usage of 5-FU across other cancer indications and the significant global commercial opportunity for a more effective and safer fluoropyrimidine, we are conducting a Phase 1/2 modular trial, known as the NuTide:303 trial. The NuTide:303 trial is evaluating NUC-3373 in combination with the PD-1 inhibitor pembrolizumab in patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. We expect to report initial data from the NuTide:303 trial in 2024.

In preclinical studies, NUC-7738 generated significantly higher levels of the key anti-cancer metabolite, 3’deoxyadenosine triphosphate, or 3’-dATP, inside cancer cells compared to the parent nucleoside analog, 3’-dA, causing increased cancer cell injury. The cytotoxic effect of NUC-7738 is largely attributed to 3’-dATP, which interferes with RNA polyadenylation, causing changes in the expression of genes involved in various cellular processes, leading to cancer cell death.

NUC-7738, is being evaluated in an ongoing Phase 1/2 clinical trial, known as the NuTide:701 trial, in patients with advanced solid tumors. In September 2021, we presented interim data from the first 29 patients treated in this trial at ESMO. These interim data indicated a favorable pharmacokinetic and safety profile for NUC-7738. Additionally, three case studies highlighted patients with encouraging tumor reductions who remained on NUC-7738 treatment for extended periods of time. In September 2022, we presented data from the Phase 1 dose-finding part of the NuTide:701 trial in 38 patients at ESMO. NUC-7738 had a favorable safety profile with low rates of treatment-related AEs, or TRAEs, very few Grade 3 TRAEs, and no patients experiencing Grade 4 or 5 TRAEs. The maximum tolerated dose was established at 1350mg/m2. Encouraging signals of anti-tumor activity across a range of tumor types were observed with numerous patients staying on treatment for extended periods, including one patient with metastatic melanoma who became eligible for complete surgical resection following eleven months of treatment with NUC-7738. In April 2023, we presented data at the AACR Annual Meeting indicating that NUC-7738 reduces soluble PD-L1 and exosomal PD-L1 in melanoma cell lines and in patients. Soluble and exosomal expression of PD-L1 have been implicated in resistance to PD-L1 and PD-1 inhibitors and these data indicate that NUC-7738 has the potential to act as an immune sensitizer and as an effective combination partner for PD-L1 pathway inhibitors. In October 2023, we presented interim data from the Phase 2 part of the NuTide:701 trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023. NUC-7738 was well tolerated both as a monotherapy and in combination with pembrolizumab. Encouraging signs of efficacy, including tumor volume reductions and prolonged time on treatment were observed in both the monotherapy and combination cohorts. In the combination cohort of melanoma patients, who had all been previously treated with anti-PD-1 based therapy, numerous patients achieved tumor volume reductions and prolonged time on treatment. One patient who was refractory to the anti-PD-1 plus anti-CTLA-4 therapy combination of nivolumab plus ipilimumab achieved a 50% reduction in tumor volume on NUC-7738 plus pembrolizumab. Seven of the eleven patients recruited remained on treatment at the time of the data cut-off for the presentation. Patient tumor biopsy data showed that, following treatment with NUC-7738 plus pembrolizumab, expression of PD-1 was reduced and CD8+ T-cells increased, indicating that NUC-7738 may have the ability to potentiate immunotherapy. This finding provides a rationale as to why NUC-7738 plus pembrolizumab may be effective in patients who have progressed on prior immunotherapy. We expect to report additional data from the NuTide:701 trial in 2024.

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

We have licensed what we believe to be the foundational patent estate for the application of phosphoramidate chemistry in oncology. We own granted patents in key markets, including the United States, Europe and Japan, protecting the composition of matter of NUC-3373, NUC-7738, Acelarin and other of our product candidates. Professor McGuigan’s work preceded and helped lead to the development of several FDA-approved anti-viral drugs containing ProTides, including: sofosbuvir, or Sovaldi®, which is also a key component of Harvoni®, Vosevi® and Epclusa®; and tenofovir alafenamide fumarate, or TAF, which is a key component of Genvoya®, Descovy® and Odefsey®; and remdesivir, or Veklury®.

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

Our Strategy

Our goal is to improve the survival outcomes and the safety profile of treatment for patients with cancer across a wide range of indications. Our strategy includes the following key components:

•
Rapidly develop NUC-3373 to replace 5-FU as the standard of care for the treatment of patients with colorectal cancer.

We reported additional data from our Phase lb/2 trial, known as the NuTide:302 trial, in patients with advanced colorectal cancer in October 2023 at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023. In this trial, NUC-3373 is being assessed for safety and a recommended Phase 2 dose when combined with many of the agents typically combined with 5-FU, including leucovorin, irinotecan, oxaliplatin and bevacizumab.

We have also initiated a randomized Phase 2 clinical trial of NUC-3373, known as the NuTide:323 trial, in combination with leucovorin, irinotecan and bevacizumab (NUFIRI + bev) versus the standard of care FOLFIRI + bev (5-FU, leucovorin, irinotecan and bevacizumab) in patients with second-line advanced colorectal cancer. In October 2023 we reported initial pooled safety data from the NuTide:323 trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023.

We plan to report additional data from our Phase lb/2 trial, NuTide:302, and our randomized Phase 2 trial, NuTide:323, in 2024.

•
Identify additional indications for development of NUC-3373.

In order to capitalize on the widespread usage of 5-FU and the significant global commercial opportunity for a more effective and safer fluoropyrimidine, we have initiated a Phase 1b/2 modular trial, known as the NuTide:303 trial, of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer.

We plan to report data from our Phase 1b/2 trial, NuTide:303, in 2024.

•
Rapidly develop NUC-7738 as a treatment for patients with solid tumors.

We completed enrollment in the Phase 1 dose-finding part of the ongoing Phase 1/2 trial, known as the NuTide:701 trial, of NUC-7738 in patients with advanced solid tumors. NUC-7738 is currently in the Phase 2 part of the NuTide:701 trial, which is evaluating NUC-7738 as a monotherapy and in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors. In October 2023, we presented interim data from the Phase 2 part of the NuTide:701 trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023.

We plan to report additional data from our Phase 1b/2 trial, NuTide:701, in 2024.

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

We have worldwide rights to all product candidates that we are developing. We believe that the healthcare professionals who treat the majority of patients with the cancers we are initially targeting with our ProTides can be addressed by a relatively focused sales and marketing team. We currently plan to commercialize any product candidates for which we receive regulatory marketing approval using a specialized sales force, either independently or in partnership with a commercialization partner, in the United States and Europe.

Our Pipeline

We take a scientifically driven approach to designing ProTides, which we believe have the potential to result in highly efficacious cancer therapies with improved tolerability. Our pipeline of product candidates in clinical development and their current development stage is summarized below.

Cancer and the Need for Improved Treatment Options

Cancer is the second leading cause of death in the United States, with over 2 million new cases and approximately 600,000 deaths expected in 2024 according to the American Cancer Society.

The treatment of cancer can be divided into three major categories: surgery, radiotherapy and therapeutics. Therapeutics include chemotherapy, immunotherapy, cell-based therapies and targeted and hormonal agents.

The backbone of treatment for patients with cancer consists of chemotherapeutics, which are expected to achieve revenues of approximately $97.9 billion by 2030. The number of new patients requiring chemotherapy each year is also predicted to increase, with projections estimated to rise from 9.8 million in 2018 to 15 million in 2040. Chemotherapeutics exert their effects by killing cancer cells or preventing them from replicating and are often used in combination with other therapies. Within the larger universe of chemotherapy, nucleoside analogs, such as 5-FU, play a significant role. Nucleoside analogs have been in clinical use for over 50 years and have become cornerstones of treatment for patients with cancer. The FDA has approved 16 nucleoside analogs for the treatment of cancer and many of these have become the standard of care globally for patients. FDA-approved anti-cancer nucleoside analogs are: 5-FU; capecitabine; gemcitabine; floxuridine; clofarabine; fludarabine; cytarabine; azacytidine; decitabine; nelarabine; cladribine; pentostatin; 6-mercaptopurine; tipiracil; 6-thioguanine; and trifluorothymidine. The World Health Organization has classified seven of these nucleoside analogs, including 5-FU, as Essential Medicines, which they define as medicines that satisfy the priority healthcare needs of the population and should be available at all times.

Many chemotherapies have generated significant sales. Approximately 275,000 patients per year in the United States receive intravenous 5-FU, which is widely used for the treatment of many cancers, including colorectal, breast, stomach, head and neck, and pancreatic cancers. The oral version of a derivative of 5-FU, known as capecitabine and marketed as Xeloda® for the treatment of colorectal and breast cancer, had worldwide sales of $1.5 billion in 2012, before the market launch of generic competitors. We believe the number of patients receiving capecitabine represents a small proportion of the overall number of patients treated with 5-FU.

Shortcomings of Nucleoside Analogs

Despite the widespread uses of nucleoside analogs, their efficacy and safety are severely limited by major shortcomings, including breakdown, poor pharmacokinetic properties, requirement for uptake by transporters, and inefficient metabolic pathways to generate the active anti-cancer metabolite.

Nucleoside analogs block the replication of cancer cells by providing faulty DNA and RNA building blocks during the cell replication process or by blocking enzymes necessary for the production of these DNA and RNA building blocks. These processes lead to disruption of DNA and RNA replication resulting in cancer cell death, known as apoptosis. However, there are several major shortcomings that limit the efficacy of existing nucleoside analogs including:

•
Breakdown. Multiple enzymatic processes can break down nucleoside analogs, resulting in their degradation prior to phosphorylation. In addition to preventing the generation of the active anti-cancer metabolite, breakdown can also result in the generation of catabolites that can lead to off-target toxicity. For example, the breakdown of 5-FU is known to result in the generation of a toxic byproduct called FBAL, which has been associated with off-target toxicity including “hand-foot syndrome”, a debilitating side effect that commonly causes dose reductions or discontinuation of therapy. Breakdown can take place either inside or outside the cancer cell.
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
•
Inefficient metabolic activation pathways. Nucleoside analogs are all dosed as inactive precursors, or prodrugs, because their active forms are unstable and their negative charge further prevents them from entering cells. They must therefore undergo activation through complex metabolic pathways to generate the anti-cancer metabolites. Naturally occurring enzymes are required for this activation and the levels of these enzymes vary from person to person and can also be poorly expressed in cancer cells. This results in unpredictable metabolism and activation of nucleoside analogs.
•
Poor pharmacokinetic properties. Due to rapid breakdown and poor PK properties, nucleoside analogs can require challenging administration schedules, which are burdensome and inconvenient for both patients and healthcare providers. For example, the plasma half-life of 5-FU is very short at 8 to 14 minutes, resulting in the need for prolonged infusion times over 46 hours to enable uptake and activation of 5-FU to generate the main anti-cancer metabolite in the cancer cell.

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

By harnessing the power of phosphoramidate chemistry, we transform nucleoside analogs into activated nucleotide analogs with the addition of a phosphate group, which is protected by specific combinations of aryl, ester and amino acid groupings. We refer to these compounds as ProTides. We are applying our ProTide technology both to nucleoside analogs currently approved for the treatment of patients with cancer and to nucleoside analogs that have great promise but have not successfully been developed due to challenges with breakdown, uptake, activation and/or administration.

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

NUC-3373: A Transformation of 5-FU

Our lead product candidate, NUC-3373, has been designed to overcome the major shortcomings and pharmacologic challenges that limit the clinical utility of 5-FU. We believe NUC-3373 has significant commercial potential as 5-FU is one of the most important and widely used cancer therapies in the world. NUC-3373 has been designed to improve the efficacy and safety profile, as well as reduce the administration burdens, associated with 5-FU. We are advancing NUC-3373 in the clinic and developing this new chemical entity as a potential treatment for patients with colorectal cancer and other solid tumors.

5-FU and its Limitations

First introduced in 1957, 5-FU remains a cornerstone of treatment for patients with many types of cancers, including all gastrointestinal malignancies (including colorectal, gastric, pancreatic and small bowel), breast and head and neck cancers.

Two other drugs have been approved that aim to generate the same active anti-cancer metabolite as 5-FU: fluorodeoxyuridine, or Floxuridine, marketed as FUDR ®, and capecitabine, marketed as Xeloda ®. Capecitabine is a pro-drug of 5-FU containing a chemical modification of the nucleoside ring, which allows oral dosing.

The anti-cancer activity of 5-FU and its other forms, FUDR and capecitabine, is largely attributed to the phosphorylated active anti-cancer metabolite, fluorodeoxyuridine monophosphate, or FUDR-MP, which binds to and inhibits the intracellular enzyme, thymidylate synthase, or TS. TS, a critical enzyme in de novo nucleotide synthesis and cell survival, is required to convert uridine, specifically deoxy-uridine monophosphate, or dUMP, to thymidine, specifically deoxy-thymidine monophosphate, or dTMP, one of the four nucleotides that comprise DNA. The inhibition of TS therefore results in an imbalance in the ratio of the nucleotides dUMP and dTMP, disrupting DNA synthesis and repair, which leads to cancer cell death.

Several key limitations have been associated with a poor prognosis to a 5-FU therapeutic regimen. We believe NUC-3373, overcomes these limitations, as well as the dosing administration challenges, associated with 5-FU.

1. Subject to breakdown. Approximately 85% of 5-FU is degraded by dihydropyrimidine dehydrogenase, or DPD, an enzyme largely expressed in the liver. This breakdown destroys most of the pro-drug before it has an opportunity to enter the cancer cell, become activated and exert any therapeutic effect. Furthermore, this breakdown results in the generation of a toxic byproduct, FBAL, which has been associated with off-target toxicity, including “hand-foot syndrome,” which is reported in various sources as affecting 25% to 75% of patients treated with fluoropyrimidines. Hand-foot syndrome is a debilitating side effect characterized by reddening, swelling, numbness and skin sloughing or peeling on the palms of the hands and soles of the feet and commonly leads to dose reductions or discontinuation of therapy for patients receiving 5-FU. In addition, high levels of DPD have also been found to be elevated in tumors that are resistant to 5-FU.

2. Requires active transport. 5-FU relies on specific transporters in order to cross the cellular membrane. If these transporters are not present or are expressed at low levels, 5-FU’s ability to enter the cancer cell will be limited. For example, low expression of the nucleoside transporter, hENT1, has been associated with cancer cell resistance to 5-FU.

3. Inefficient metabolic activation pathways. Once 5-FU enters cells, it must be processed by a series of enzymes to generate the active anti-cancer metabolite, FUDR-MP. FUDR-MP binds to and inhibits TS, leading to increased levels of uridine and decreased levels of thymidine which result in cancer cell death. There are several key enzymes involved in the conversion of 5-FU to FUDR-MP. One of these is orotate phosphoribosyl transferase, or OPRT. Lower levels of OPRT in tumor cells are associated with resistance to 5-FU. Another intracellular enzyme, thymidine phosphorylase, or TP, can reversibly convert 5-FU to fluorodeoxyuridine, or FUDR, an intermediate to the formation of FUDR-MP. Low expression of TP in human cancer cells is associated with resistance to 5-FU. In addition, thymidine kinase, or TK, is the enzyme that converts FUDR to the active anti-cancer metabolite, FUDR-MP. Low expression of TK in human cancer cells is associated with resistance to 5-FU. 5-FU’s metabolic pathway also results in the generation of the metabolite FUTP, which is associated with dose limiting toxicities such as neutropenia, mucositis and diarrhea.

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

Our Solution: NUC-3373

NUC-3373 is a protected form of the active anti-cancer metabolite, FUDR-MP, specifically designed to overcome the key shortcomings that limit the clinical utility of the fluoropyrimidines. NUC-3373 is a nucleotide analog that releases the same active anti-cancer metabolite, FUDR-MP, that 5-FU aims to generate within a cancer cell, but at significantly higher intracellular concentrations. NUC-3373 has been evaluated in a Phase 1 clinical trial, NuTide:301, in patients with advanced solid tumors. NUC-3373, is currently being evaluated in three ongoing clinical trials: a Phase 1b/2 clinical trial, NuTide:302, in combination with other agents, for patients with metastatic colorectal cancer; a randomized Phase 2 clinical trial, NuTide:323, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer; and

a Phase 1b/2 modular clinical trial of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer.

Unlike 5-FU, NUC-3373 consists of the active anti-cancer metabolite, FUDR-MP, and a protective phosphoramidate moiety. This moiety protects FUDR-MP making it resistant to breakdown by the enzyme DPD, which reduces the generation of toxic byproducts such as FBAL. It also confers a more predictable pharmacokinetic profile including a longer half-life, estimated at between 6 to 14 hours in plasma, and a better distribution into tissues. These properties allow NUC-3373 to be administered through a short infusion of approximately 2 hours. The chemical structure of the ProTide alters the lipophilicity of the molecule, allowing NUC-3373 to enter cancer cells without the need for membrane transporters. Once inside the cancer cell, the phosphoramidate moiety is cleaved off, resulting in deprotection and the release of FUDR-MP. This bypasses the need for any activating enzymes, resulting in significantly higher levels of the active anti-cancer metabolite, which we believe will lead to improved efficacy as compared to 5-FU. Furthermore, the metabolic pathways utilized by NUC-3373 avoid the generation of the toxic metabolite FUTP so toxicities such as neutropenia, mucositis and diarrhea should be significantly reduced.

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

NUC-3373 Clinical Data

NUC-3373 has been evaluated in a Phase 1 trial in patients with advanced solid tumors, the NuTide:301 trial, and is currently being evaluated in three ongoing trials. A Phase 1b/2 trial of NUC-3373 in combination with other agents for patients with metastatic colorectal cancer, the NuTide:302 trial. A randomized Phase 2 clinical trial of NUC-3373 in combination with other agents as a second-line treatment for patients with colorectal cancer, the NuTide:323 trial. A Phase 1b/2 modular trial of NUC‑3373 in combination with the PD-1 inhibitor pembrolizumab for the treatment of patients with advanced solid tumors and in combination with docetaxel for the treatment of patients with lung cancer, the NuTide:303 trial.

NUC-3373: Completed Phase 1 clinical trial (NuTide:301). NUC-3373 has demonstrated a favorable safety and pharmacokinetic profile with promising clinical activity in a Phase 1 clinical trial, also known as the NuTide:301 trial, in patients with advanced solid tumors who had exhausted all treatment options. In this trial, the maximum tolerated dose and schedule was established as 2,500 mg/m2 weekly. In addition, we measured various pharmacokinetic and pharmacodynamic parameters, including plasma concentration of NUC-3373, intracellular concentrations of the active anti-cancer metabolite, FUDR-MP, the ability of NUC-3373 to bind to its target enzyme, TS, and the downstream effects on the levels of dTMP. The anti-cancer mechanism of action of NUC-3373 has been previously observed in preclinical studies, which NuCana believes further supports the biological advantages of NUC-3373 over 5-FU.

In September 2021, at ESMO, we presented PK data from patients treated with NUC-3373 at doses ranging from 500 mg/m2 to 3,250 mg/m2. The graph below illustrates the plasma concentrations of NUC-3373 over time, as measured by AUC, and shows a dose proportional increase. NUC-3373 also had a long plasma half-life of 6 to 14 hours compared with the half-life of 8 to 14 minutes for 5-FU. Intracellular levels of the active anti-cancer metabolite, FUDR-MP, also increased in a dose proportional manner and were substantially higher than those reported in the literature for 5-FU.

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

NUC-3373: Ongoing Phase 1b/2 clinical trial (NuTide:302). A Phase 1b/2 trial, also known as the NuTide:302 trial, in patients with metastatic colorectal cancer in which NUC-3373 is combined with agents typically combined with 5-FU to treat patients with colorectal cancer, including leucovorin, irinotecan, oxaliplatin and bevacizumab is currently ongoing. This is a three-part dose escalation and expansion trial designed to determine a recommended combination dose and schedule for NUC‑3373, as illustrated in the trial schema below. In Part 1, the safety and tolerability of NUC‑3373 when co-administered with leucovorin was assessed. Part 1 established that leucovorin has no impact on the pharmacokinetic or safety profile of NUC-3373. Part 2 assessed increasing doses of NUC-3373 plus leucovorin given in combination with either oxaliplatin (NUFOX) or irinotecan (NUFIRI). The objective of this part of the trial was to establish doses to be further examined in NUFOX and NUFIRI regimens in Part 3 of the Phase 1b/2 trial. Part 3 of the Phase 1b/2 trial is evaluating the combinations of NUFOX and NUFIRI with bevacizumab for second-line colorectal cancer patients.

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
Part 2 (completed)
Part 3 (ongoing)

NUFIRI (Q1W) = NUC-3373 + LV Q1W + irinotecan Q2W
NUFOX (Q1W) = NUC-3373 + LV Q1W + oxaliplatin Q2W

In April 2021, at the AACR Annual Meeting, we reported interim data from 38 heavily pre-treated patients (median of 4 prior lines of therapy) who had received NUC-3373 with or without leucovorin in Part 1 of the NuTide:302 trial. NUC-3373 was shown to have a favorable safety profile with no hand-foot syndrome observed, which is associated with the toxic metabolite, FBAL, and no neutropenia, or Grade 3 or 4 mucositis or diarrhea adverse events, which are associated with the toxic metabolite, FUTP. Efficacy signals have been observed, with several patients achieving longer periods of PFS than those achieved on previous regimens (as illustrated in the graph below). Tumor shrinkages have also been observed, including in a patient who was refractory to all prior fluoropyrimidine-containing regimens.

Prior Lines
Mutational Status
Duration of Last Treatment
69 YRS
2
RAS unknown
1.5 months
1500 q1w
5.1 months
47 YRS
4
RAS wt
3 months
1500 q1w
5.1 months
52 YRS
5
RAS wt BRAF mt
3 months
1500 q2w
4.5 months
48 YRS
4
RAS mt
15 months
2500 q1w
4.4 months
69 YRS
4
RAS unknown
3 months
2500 q1w
4.3 months
65 YRS
3
RAS mt
6 months
1500 q2w
4.3 months
57 YRS
4
RAS unknown
1 month
1500 q1w
3.8 months
67 YRS
3
RAS unknown
3 months
2500 q1w
3.5 months
59 YRS
7
RAS wt
3 months
1500 q2w
3.2 months
67 YRS
5
RAS mt
2 months
1500 q1w
3.1 months
75 YRS
4
RAS mt
unknown
1500 q2w
3.0 months

In September 2022, at ESMO, we reported data from 46 heavily pre-treated patients with metastatic colorectal cancer who had received NUC-3373 in combination with leucovorin and either irinotecan (NUFIRI) or oxaliplatin (NUFOX) in Part 2 of the NuTide:302 trial. These data indicated favorable safety profiles for both NUFIRI and NUFOX regimens when compared to historical data for the 5-FU containing regimens FOLFIRI and FOLFOX, with lower rates of toxicities such as neutropenia and gastrointestinal disturbances. Of the 46 patients who received either NUFIRI or NUFOX, 12 (6 from each cohort) achieved PFS of greater than 3 months, including 3 patients who achieved a PFS of 6 months or longer. The disease control rates for the NUFIRI and NIFOX regimens were 55% and 80% respectively. The recommended Phase 2 dose for NUC-3373 as part of NUFIRI and NUFOX regimens has been established.

In October 2023, at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023, we reported data from 14 patients with metastatic colorectal cancer who had received NUFIRI or NUFOX in combination with bevacizumab in Part 3 of the Phase 1b/2 NuTide:302 trial. NUC-3373 demonstrated a favorable safety profile when combined with irinotecan, leucovorin, and bevacizumab (NUFIRI + bev) and with oxaliplatin, leucovorin, and bevacizumab (NUFOX + bev. Additionally, both regimens demonstrated encouraging signs of efficacy, including tumor volume reductions in patients who were refractory to or had progressed on prior fluoropyrimidine treatment. Several patients achieved a longer PFS on NUFIRI + bev and NUFOX + bev as compared to the PFS achieved in their first-line treatment with 5-FU-based therapy.

We expect to report further data from the NuTide:302 trial in 2024.

NUC-3373 Development Strategy and Ongoing / Planned Clinical Trials

We aim to develop NUC-3373 for multiple indications with an initial focus on colorectal cancer. The Phase 1 trial in advanced solid tumors was investigator-sponsored and was conducted under a Clinical Trial Application, or CTA. The ongoing Phase 1b/2 trial in patients with metastatic colorectal cancer is being conducted under a CTA in the United Kingdom, France and Spain and an IND in the United States. We initiated a randomized Phase 2 clinical trial of NUC-3373 in combination with other agents for the second-line treatment of patients with advanced colorectal cancer in 2022. We also initiated a Phase 1b/2 clinical trial of NUC‑3373 in combination with the PD-1 inhibitor pembrolizumab for patients with solid tumors and in combination with docetaxel in patients with lung cancer, in 2022.

NUC-3373: Ongoing randomized Phase 2 clinical trial (NuTide:323). In 2022, we initiated a randomized Phase 2 clinical trial of NUC-3373 in combination with NUFIRI + bev versus FOLFIRI + bev for the second-line treatment of patients with advanced colorectal cancer who have progressed on first-line FOLFOX. This trial includes two NUC-3373 treatment arms to evaluate a weekly and a fortnightly, or alternate week, administration schedule.

In October 2023, we presented data from the NuTide:323 trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023. The trial is recruiting well, and no new safety signals were observed from the aggregated safety data from the first 40 patients enrolled. We expect to report additional data from the NuTide:323 trial in 2024.

NUC-3373: Planned randomized Phase 3 clinical trial (NuTide:333). Following the randomized Phase 2 clinical trial (NuTide:323), we anticipate initiating a Phase 3 clinical trial of NUFIRI + bev, using the schedule determined in the NuTide:323 trial, versus FOLFIRI + bev for the second-line treatment of patients with advanced colorectal cancer who have progressed on first-line FOLFOX.

NUC-3373: Ongoing Phase 1b/2 clinical trial (NuTide:303). In 2022, we initiated a Phase 1b/2 trial to identify additional indications and treatment combinations for further development. This is a modular, multi-arm, parallel-cohort dose-finding and expansion trial of NUC-3373 in combination with other agents for the treatment of patients with different types of advanced solid tumors. Each module of this trial consists of a dose-validation phase (Phase 1) and a dose-expansion phase (Phase 2). Phase 1 will determine the appropriate combination dose for further clinical evaluation in Phase 2 of each module. Approximately six to twenty evaluable patients will be enrolled in the Phase 1 stage of each module to determine safety, preliminary efficacy and maximum tolerated dose for NUC-3373 in combination with other agents. Each module may then move into Phase 2 to enable a further assessment of safety and efficacy. We plan to evaluate NUC-3373 in combination with pembrolizumab, a PD-1 inhibitor, for the treatment of patients with solid tumors and NUC‑3373 in combination with docetaxel for patients with lung cancer. We expect to report data from the NuTide:303 trial in 2024.

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

NUC-7738: A Transformation of 3’-dA

NUC-7738 is a ProTide transformation of 3’-deoxyadenosine, or 3’-dA, also known as cordycepin, a nucleoside analog that was originally isolated from the fungus Cordyceps sinensis in 1950. Since that time, 3’-dA has shown potent anti-cancer activity in preclinical studies, but has not been successfully developed or approved as a treatment for patients with cancer. The cytotoxic effect of 3’-dA is largely attributed to the generation of the main active anti-cancer metabolite, 3'-deoxyadenosine triphosphate, or 3'-dATP which interferes with RNA polyadenylation, causing changes in the expression of genes involved in various cellular processes, leading to cancer cell death. Similar to our other ProTides, NUC-7738 is designed to generate the active anti-cancer metabolite of 3’-dA directly inside cells, bypassing the key limitations associated with breakdown, transportation and activation.

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

NUC-7738 does not require metabolism to 3’-dAMP. As NUC-7738 is presented in the phosphorylated form, 3’-dAMP, it bypasses the first rate-limiting phosphorylation step by the enzyme AK which is required for 3’-dA to generate the active anti-cancer metabolite, 3’-dATP.

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

NUC-7738: Ongoing Phase 1/2 clinical trial (NuTide:701). A Phase 1/2 first-in-human dose escalation and expansion clinical trial, also known as the NuTide:701 trial, in patients with advanced solid tumors who have exhausted all treatment options is ongoing and is currently in the Phase 2 part of the clinical trial. The objective of the Phase 1 part of the trial was to establish the recommended dose and schedule for NUC-7738, as illustrated in the schema below. The objective of the Phase 2 part of the trial is to evaluate efficacy and further characterize the safety profile of NUC-7738 at the recommended Phase 2 dose both as a monotherapy and in combination with the PD-1 inhibitor, pembrolizumab.

In September 2021, at ESMO, we presented interim data from the first 29 patients treated in this trial. These interim data indicated a favorable pharmacokinetic and tolerability profile of NUC-7738. In plasma samples from patients treated with NUC-7738, a dose-proportional increase in exposure was observed. NUC-7738 was efficiently converted to the active anti-cancer metabolite, 3’-dATP, in patients white blood cells, where high levels of 3’-dATP were detected. The intracellular 3’-dATP generated also had a prolonged half-life, with detectable levels in some patients more than 50 hours after infusion. NUC-7738 has been found to be well tolerated. Additionally, three case studies highlighted patients with encouraging tumor reductions who remained on NUC-7738 treatment for extended periods of time.

In September 2022, we presented additional data from the Phase 1 part of NuTide:701 at ESMO. These data showed encouraging signals of anti-tumor activity across a range of tumor types, particularly melanoma. Promising data were observed in a variety of solid tumors with numerous patients staying on treatment for extended periods, including one patient with metastatic melanoma who became eligible for complete surgical resection following eleven months of treatment with NUC-7738. Four case studies highlighted patients with encouraging tumor reductions who remained on NUC-7738 treatment for extended periods of time, as shown below. NUC-7738 also had a favorable safety profile with low rates of TRAEs, very few Grade 3 TRAEs and no patients experiencing Grade 4 or 5 TRAEs. The maximum tolerated dose was established at 1,350 mg/m2administered on a weekly schedule.

In April 2023, we presented data at the AACR Annual Meeting indicating that NUC-7738 reduces soluble PD-L1 and exosomal PD-L1 in melanoma cell lines and in patients’ samples from the NuTide:701 trial. Soluble and exosomal expression of PD-L1 have been implicated in resistance to PD-L1 and PD-1 inhibitors and these data indicate that NUC-7738 has the potential to act as an immune sensitizer and as an effective combination partner for PD-L1 pathway inhibitors.

In October 2023, we presented interim data from the Phase 2 part of the NuTide:701 trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023. NUC-7738 was well tolerated both as a monotherapy and in combination with pembrolizumab. Encouraging signs of efficacy, including tumor volume reductions and prolonged time on treatment were observed in both the monotherapy and combination cohorts. In the combination cohort of melanoma patients, who had all been previously treated with anti-PD-1 based therapy, numerous patients achieved tumor volume reductions and prolonged time on treatment. One patient who was refractory to the anti-PD-1 plus anti-CTLA-4 therapy combination of nivolumab plus ipilimumab achieved a 50% reduction in tumor volume on NUC-7738 plus pembrolizumab. Seven of the eleven patients recruited remained on treatment at the time of the data cut-off for the presentation. Patient tumor biopsy data showed that, following treatment with NUC-7738 plus pembrolizumab, expression of PD-1 was reduced and CD8+ T-cells increased, indicating that NUC-7738 may have the ability to potentiate immunotherapy. This finding provides a rationale as to why NUC-7738 plus pembrolizumab may be effective in patients who have progressed on prior immunotherapy. We expect to report additional data from the NuTide:701 trial in 2024.

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

Gemcitabine and its Limitations

Gemcitabine is a nucleoside analog that is used as a chemotherapeutic to treat a wide range of tumors. There are key limitations that have been associated with a poor survival prognosis for gemcitabine therapy:

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

Our Solution: Acelarin

Acelarin was designed to overcome the key limitations associated with gemcitabine by generating and maintaining higher concentrations of the active anti-cancer metabolite inside the tumor compared to gemcitabine. Acelarin is comprised of a pre-phosphorylated form of gemcitabine, dFdCMP and a protective phosphoramidate moiety. This moiety protects Acelarin from breakdown by CDA and enables Acelarin to enter cancer cells independent of the presence of the hENT1 transporter. Once Acelarin has entered the cell, the protective groups are cleaved off, releasing dFdCMP, meaning that cancer cell deficiency of the activating enzyme, dCK, does not result in resistance to Acelarin, as it does with gemcitabine. This activated nucleotide analog, dFdCMP, is then rapidly converted to dFdCDP and then the key anti-cancer metabolite, dFdCTP.

The metabolism of Acelarin compared to gemcitabine as described above is illustrated in the following graphic.

Gemcitabine
ACELARIN
Transporter
Cell Membrane
Cell Membrane
Breakdown
CDA
dFDU
Deprotection
dCK
Activation
dFdCMP
dFdCMP
dFdCDP
dFdCDP
dFdCTP
dFdCTP
DNA Damage
DNA Damage

Clinical Data

Acelarin has been evaluated in multiple clinical trials: a Phase 1 dose-ranging clinical trial of Acelarin monotherapy for patients with advanced solid tumors; a Phase 1b dose-ranging clinical trial of Acelarin in combination with carboplatin for patients with recurrent ovarian cancer; a Phase 1b clinical trial of Acelarin in combination with cisplatin for patients with biliary tract cancer; a Phase 2 clinical trial of Acelarin monotherapy for patients with platinum-resistant ovarian cancer; a Phase 3 trial of Acelarin monotherapy for patients with pancreatic cancer who are unable to receive combination chemotherapy; and a Phase 3 trial of Acelarin in combination with cisplatin for previously untreated patients with biliary tract cancer.

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

Acelarin: Phase 1 clinical trial (PRO-001)

In the Phase 1 trial, 68 patients with advanced solid tumors and metastatic disease who had exhausted all other standard treatment options received Acelarin as monotherapy at doses ranging from 375 mg/m 2 to 1,000 mg/m 2. All of these patients had rapidly progressing recurrent disease and had received on average 2.7 prior lines of chemotherapy. In a subset of 49 patients who received two or more cycles of Acelarin, equivalent to two or more months of therapy, and had at least one follow-up radiographic assessment to measure changes in tumor size. Five patients achieved a partial response, although not all of these five patients received a final confirmatory scan as technically required by the RECIST criteria for classification as a partial response. Another 33 patients were scored as having stable disease. This resulted in an overall disease control rate of 78% in the total 49-patient evaluable population.

Acelarin: Phase 1b clinical trial in combination with carboplatin (PRO-002)

In the Phase 1b trial, 25 patients with recurrent ovarian cancer received Acelarin at doses from 500 mg/m 2 to 750 mg/m2 in combination with carboplatin for a maximum of six treatment cycles lasting three weeks each. Patients had received on average four prior lines of chemotherapy. Of the 25 patients enrolled, 23 were evaluable and these patients were characterized by their platinum status: seven were platinum-refractory, 10 were platinum-resistant, three were partially platinum-sensitive and three were platinum-sensitive. The 23 evaluable patients had received one or more cycles of Acelarin in combination with carboplatin and had at least one follow-up radiographic assessment. Of the evaluable patients, one achieved a confirmed complete response and eight achieved a partial response (four confirmed). This resulted in an overall response rate of 39% (22% confirmed). Another 13 patients were scored as having stable disease. This resulted in a disease control rate of 96%. The median PFS duration was 6.2 months.

Acelarin: Phase 2 clinical trial (PRO-105)

Acelarin was evaluated in a Phase 2 clinical trial in patients with platinum-resistant ovarian cancer. Part I of the trial compared a 500 mg/m2 dose of Acelarin with a 750 mg/m2 dose of Acelarin in heavily pre-treated patients. Part II of the trial was designed to then investigate the optimal dose identified in part I in an expansion cohort. In December 2019, consistent with our previous announcement that we were prioritizing our resources on our key programs, we decided not to proceed with part II of the PRO-105 trial. In part I of the trial, fifty patients were evaluable and all responders had confirmatory scans. The patient population included in Part I was heavily pre-treated, with a median of 5 prior lines of therapy, and 72% had underlying comorbidities. Despite this, NUC-1031 was well-tolerated. Based on an assessment by blinded independent central review, anti-cancer activity was observed with one patient achieving a complete response, two patients achieving a partial response and 16 patients achieving stable disease as their best response. Across both treatment arms, 11 patients had reductions of at least 10% in the size of their tumors.

Acelarin: Phase 1b clinical trial in combination with cisplatin (ABC-08)

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

Acelarin: Phase 3 clinical trial (ACELARATE)

ACELARATE was a Phase 3, open-label, randomized trial, facilitated by the National Cancer Research Institute in the United Kingdom, and was designed to compare Acelarin to gemcitabine as first-line therapy in patients with metastatic pancreatic carcinoma who were not eligible for combination chemotherapy. Acelarin (825 mg/m2) and gemcitabine (1,000 mg/m2) were administered on days one, eight, and 15 of 28-day cycles. A total of 200 patients were enrolled, with 100 patients receiving Acelarin.

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

Three interim efficacy analyses were planned in addition to the final analysis. The first interim analysis was performed by the Independent Data Monitoring Committee after 418 patients with measurable disease at baseline had been randomized and followed for 28 weeks. This analysis evaluated the ORR primary endpoint and also included a pre-planned futility analysis.

Following the first interim analysis, we made the decision to discontinue the NuTide:121 trial in March 2022 based on the recommendations of the trial’s Independent Data Monitoring Committee. Analysis of the study dataset demonstrated that the ORR, as assessed by Blinded Independent Central Review, was 18.7% (3 Complete Responses and 50 Partial Responses) in the Acelarin plus cisplatin arm and 12.4% (0 Complete Responses and 34 Partial Responses) in the gemcitabine plus cisplatin arm. However, this improvement in ORR was not reflected by an improvement in OS. Median OS was 9.2 months in the Acelarin plus cisplatin arm and 12.6 months in the gemcitabine plus cisplatin arm corresponding to a hazard ratio of 1.79. Treatment exposure was lower in the Acelarin plus cisplatin arm, which may be at least partially explained by a higher discontinuation rate due to treatment emergent adverse events (TEAEs) in the Acelarin plus cisplatin arm (30% vs 16%). More patients discontinued during the first 30 days of treatment in the Acelarin plus cisplatin arm (11% vs 1%) and this was predominantly due to liver-related TEAEs. An evaluation of the liver-related TEAEs observed in this trial suggested that the assessment of drug-induced liver toxicity is potentially confounded by disease progression and the corresponding high frequency of liver dysfunction in patients with advanced biliary tract cancer which are difficult to distinguish from the pattern of drug related liver toxicity. We believe that the pattern of liver-related TEAEs observed in NuTide:121 is specific to biliary tract cancer and potentially the combination with cisplatin. The pattern of liver-related TEAEs observed in NuTide:121 was not observed in trials that assessed Acelarin as a monotherapy (PRO-001, PRO-105 and ACELARATE) or in combination with carboplatin (PRO-002).

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

As of February 22, 2024, we owned 587 granted patents (of which 28 are U.S. issued patents) and 114 pending patent applications (of which seven are U.S. pending patent applications). Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include: Australia, Canada, China, Eurasia (in the form of a regional patent), Europe (in the form of a regional patent), Hong Kong, India, Israel, Japan, South Korea, Malaysia, Mexico, Philippines, Singapore and South Africa.

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

We own patent applications covering formulations of NUC-3373 (including those used in the clinical trials), methods of making NUC-3373, and specific uses of NUC-3373. A patent claiming the clinical formulation of NUC-3373 has been granted in Japan. These patents and patents arising from these pending applications are expected to expire in 2036, 2037, 2038 and 2043 excluding any patent term adjustments and any patent term extensions.

NUC-7738

We own 81 granted patents and eight pending applications covering the composition of matter of NUC-7738, a genus around NUC-7738 and specific uses of NUC-7738. Patents directed to NUC-7738 have been granted in major jurisdictions, including U.S., Europe and Japan. These granted patents and patents arising from these pending applications, if issued, are expected to expire in 2035 excluding any patent term adjustments and any patent term extensions.

We own patent applications covering formulations of NUC-7738, methods of making NUC-7738, and specific uses of NUC-7738. Patents arising from these pending applications are expected to expire in 2036 and 2038 excluding any patent term adjustments and any patent term extensions.

Acelarin

We own 66 granted patents, as well as five pending patent applications, directed towards Acelarin in single diastereoisomer form. A patent claiming the more soluble single diastereoisomer of Acelarin has been granted in the United States and Europe, and corresponding patent applications are pending in other major territories, including Japan. These granted patents and patents arising from the pending applications, if issued, are expected to expire in 2035, excluding any patent term adjustments and any patent term extensions.

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

Collaboration and License Agreements

Cardiff University License

In August 2009, we entered into a research, collaboration and license agreement with Cardiff University and University College Cardiff Consultants Ltd., or Cardiff Consultants, which we refer to as the Cardiff Agreement. The Cardiff Agreement was subsequently renewed and expired at the end of March 2022.

Prior to the expiration of the Cardiff Agreement, we notified Cardiff University and Cardiff Consultants regarding our selected ProTides for potential development of commercial products. Pursuant to the terms set out in the Cardiff Agreement, Cardiff University and Cardiff Consultants have granted us an exclusive worldwide license to use for all purposes the Cardiff intellectual property in respect of the nucleoside family of our selected ProTides. This license survives the expiration of the Cardiff Agreement. During the license period, Cardiff University and Cardiff Consultants may not undertake any research for any competing third party on nucleoside families covered by the license where such research would make use of the Cardiff intellectual property, or to grant rights in the Cardiff intellectual property to any third party for use in connection with nucleosides covered by the licenses.

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

Government Regulation and Product Approval

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The U.S. Federal Food, Drug, and Cosmetic Act, or the FD&C Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications, or NDAs, warning letters, voluntary product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

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

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time (including prior to its initiation in response to the original IND submission) or impose other sanctions if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The clinical trial protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for review and approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements or it may impose other conditions. An IRB must operate in compliance with FDA regulations.

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

Congress also recently amended the FD&C Act to require sponsors of a Phase 3 clinical trial, or other “pivotal study” of a new drug to support marketing authorization, to design and submit a diversity action plan for such clinical trial. The action plan must include the sponsor’s diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. Sponsors must submit a diversity action plan to the FDA by the time the sponsor submits the relevant clinical trial protocol to the agency for review. The FDA may grant a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect Phase 3 trial planning and timing or what specific information FDA will expect in such plans, but if the FDA objects to a sponsor’s diversity action plan or otherwise requires significant changes to be made, it could delay initiation of the relevant clinical trial.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the drug product may begin in the United States. The NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee (for example, for fiscal year 2024 this application fee exceeds $4 million). These fees are typically increased annually.

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

Disclosure of Clinical Trial Information

Sponsors of clinical trials of certain FDA-regulated products, including prescription drugs, are required to register and disclose certain clinical trial information within specific timeframes on a public website maintained by the U.S. National Institutes of Health called ClinicalTrials.gov. Information related to the product, patient population, phase of investigation, clinical trial sites and investigator, and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Sponsors are also obligated to disclose the results of these clinical trials after completion if the product candidate is ultimately approved, and disclosure of the results of these clinical trials will be delayed until such approval. Competitors may use this publicly-available information to gain knowledge regarding the design and progress of our development programs. Failure to timely register a covered clinical trial or to submit trial results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The federal government has brought enforcement actions against clinical trial sponsors that fail to comply with such requirements under the Final Rule on ClinicalTrials.gov registration and reporting.

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

Once approval of a drug is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

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
•
consent decrees, corporate integrity agreements, debarment, or exclusion from federal health care programs; or mandated modification of promotional materials and labeling and the issuance of corrective information; and/or
•
mandated modification of promotional materials and labeling and the issuance of corrective information.

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

Congress periodically considers enacting new incentives or mandates applicable to pediatric drug development, and the regulatory requirements applicable to pediatric drug developers may change in the future. For example, bipartisan legislation introduced in 2023 in the House of Representatives would increase funding for pediatric trials; mandate that drugs for rare diseases be studied in children; and grant FDA authority to assess penalties against companies that do not complete required pediatric studies.

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

In addition, in 2012, Congress created a new regulatory program for product candidates designated by FDA as “breakthrough therapies” upon a request made by the IND sponsors. A Breakthrough Therapy designation is designed to expedite the development and review of drugs that are intended to treat, alone or in combination with another therapy, a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on one or more clinically significant endpoints. A sponsor may request Breakthrough Therapy designation at the time that the IND is submitted, or no later than at the end-of-Phase 2 meeting. The FDA will respond to a Breakthrough Therapy designation request within 60 days of receipt of the request. A drug that receives Breakthrough Therapy designation is eligible for all fast track designation features, intensive guidance on an efficient drug development program, beginning as early as Phase 1 and commitment from the FDA involving senior managers.

Specific to oncology drug applications, FDA’s Oncology Center of Excellence has developed a program called Real-Time Oncology Review, or RTOR. RTOR facilitates earlier submission of topline results (i.e., efficacy and safety results from clinical studies before the study report is completed) and datasets, after database lock, to support an earlier start to the agency’s review of a marketing application review. The intent of RTOR is to provide FDA reviewers earlier access to data, to identify data quality and potential review issues, and to potentially enable early feedback to the applicant, which can allow for a more streamlined and efficient review process for the product’s NDA. Applicants can apply for review under RTOR when the database for a pivotal trial has been locked and the oncology product is eligible under FDA’s criteria for the program. Eligibility requires (a) clinical evidence indicating that the drug may demonstrate substantial improvement on one or more clinically relevant endpoints over available therapies; (b) the use of straightforward study designs and easily interpreted clinical trial endpoints (e.g., overall survival, response rates); and (c) that no aspect of the NDA is likely to require a longer review time (e.g., requirement for new REMS or input from an advisory committee). In November 2023, the agency finalized guidance for industry on RTOR.

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

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. In addition, Congress recently provided FDA additional statutory authority to mitigate potential risks to patients from continued marketing of ineffective drugs previously granted accelerated approval. Under these amendments to the FD&C Act, the agency may require a sponsor of a product granted accelerated approval to have a confirmatory trial underway prior to approval. The sponsor must also submit progress reports on a confirmatory trial every six months until the trial is complete, and such reports will be published on FDA’s website. Failure to conduct required post-approval studies, or to confirm the predicted clinical benefit of the product during post-marketing studies, would allow the FDA to withdraw approval of the drug. Congress also amended the law to give FDA the option of using expedited procedures to withdraw product approval if the sponsor’s confirmatory trial fails to verify the claimed clinical benefits of the product. Prior to the recent statutory amendments enacted by Congress, several oncology sponsors voluntarily withdrew specific indications for their drug products that were being marketed pursuant to accelerated approval, and the FDA’s Oncology Center of Excellence launched an initiative called Project Confirm, aimed at promoting transparency in the area of accelerated approvals for oncology indications. Scrutiny of the accelerated approval pathway is likely to continue in the coming years and may lead to further legislative and/or administrative changes in the future.

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

Companion diagnostics and complementary diagnostics can identify patients who are most likely to benefit from a particular therapeutic product; identify patients likely to be at increased risk for serious side effects as a result of treatment with a particular therapeutic product; or monitor response to treatment with a particular therapeutic product for the purpose of adjusting treatment to achieve improved safety or effectiveness. Companion diagnostics and complementary diagnostics are regulated as medical devices by the FDA. The level of risk associated with a new diagnostic test combined with available controls to mitigate risk determines whether a companion diagnostic device requires Premarket Approval, or PMA, from the FDA or if it can be cleared by the agency through the 510(k) premarket notification process based on a showing of substantial equivalence to a commercially available device. The use of an IVD companion diagnostic device with a therapeutic product will be stipulated in the instructions for use in the labeling of both the diagnostic device and the corresponding therapeutic product, including the labeling of any generic equivalents of the therapeutic product. For a novel therapeutic product for which a companion diagnostic device is essential for the safe and effective use of the product, the FDA expects that the therapeutic sponsor will address the need for an approved or cleared IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding companion diagnostic will be developed contemporaneously, such that the companion diagnostic device is PMA-approved or 510(k)-cleared contemporaneously with the therapeutic product.

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

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country, even though there is already some degree of legal harmonization in the member states resulting from the national implementation of underlying E.U. legislation. In all cases, the clinical trials are conducted in accordance with GCP and other applicable regulatory requirements. The Clinical Trials Regulation (Regulation (E.U.) 536/2014) began to harmonize the assessment and supervision processes for clinical trials throughout the European Union and when it came in to force on January 31, 2022, it repealed the existing E.U. Clinical Trials Directive (EC) 2001/20/EC and national legislation that was put in place to implement the Directive. The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU portal” called the Clinical Trial Information System, or CTIS; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials. Use of the CTIS became mandatory for new clinical trial application submissions as of February 1, 2023.

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

The characteristic of the MRP is that the procedure builds on an already existing marketing authorization in a member state of the European Union that is used as reference in order to obtain marketing authorizations in other member states. In the MRP, a marketing authorization for a drug already exists in one or more member states and subsequently marketing authorization applications are made in other member states by referring to the initial marketing authorization. The member state in which the marketing authorization was first granted will then act as the reference member state. The member states where the marketing authorization is subsequently applied for act as concerned member states.

The MRP is based on the principle of the mutual recognition by member states of their respective national marketing authorizations. Based on a marketing authorization in the reference member state, the applicant may apply for marketing authorizations in other member states. In such case, the reference member state shall update its existing assessment report about the drug in 90 days. After the assessment is completed, copies of the report are sent to all member states, together with the approved summary of product characteristics, labeling and package leaflet. The concerned member states then have 90 days to recognize the decision of the reference member state and the summary of product characteristics, labeling and package leaflet. National marketing authorizations shall be granted within 30 days after acknowledgement of the agreement.

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

In April 2023 the European Commission issued a proposal for a new Directive and a new Regulation, which will revise and replace the existing general pharmaceutical legislation. If adopted and implemented as currently proposed, these revisions will significantly change several aspects of drug development and approval in the E.U.

The United Kingdom formally left the European Union on January 31, 2020. At that time, U.K. medicines legislation was updated to reflect various procedural changes. To date, U.K. medicines legislation has not materially deviated from the law that applied prior to the United Kingdom’s departure from the European Union. The U.K. government has not suggested making material amendments to the requirement to obtain or maintain a marketing authorization for a new medicine.

Since the United Kingdom’s withdrawal from the European Union, the U.K. regulator, the Medicines and Healthcare products Regulatory Agency (MHRA), has issued guidance on how to apply for Marketing Authorization. This procedure remains largely the same as it was before the United Kingdom formally left the European Union. However, the MHRA has outlined the International Recognition Procedure, whereby the United Kingdom may rely on a decision taken by certain “Reference Regulators” in order to grant a U.K. marketing authorization on an expediated manner. In most cases, if the marketing authorization was granted by a Reference Regulator within 2 years before the application is submitted in the United Kingdom, the review period will be 60 days. The Reference Regulators include the FDA, the EMA and the competent authorities in each member state of the European Union.

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

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products for branded prescription drugs. For example, in the United States, the ACA contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit future payments for our products. On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, which began on January 1, 2024. Payment methodologies may also be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. There also has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. By way of example, in August 2022, the Inflation Reduction Act of 2022, or the IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits CMS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. CMS has begun to implement these new authorities and entered into the first set of agreements with the pharmaceutical manufacturers to conduct price negotiations in October 2023. However, the IRA's impact on the pharmaceutical industry in the United States remained uncertain, in part because multiple large pharmaceutical companies and other stakeholders (e.g., the U.S. Chamber of Commerce) have initiated federal lawsuits against CMS arguing the program is unconstitutional for a variety of reasons, among other complaints. Those lawsuits are currently ongoing. For that and other reasons, it is currently unclear how the IRA will be effectuated, or the impact of the IRA on our business.

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
•
the federal transparency requirements under the Physician Payments Sunshine Act, created under the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children's Health Insurance Program (CHIP) to report, on an annual basis, to the United States Department of HHS information related to payments and other transfers of value provided to physicians, teaching hospitals and certain advanced non-physician health care practitioners, as well as physician ownership and investment interests; and
•
analogous state laws and regulations, such as state anti-kickback and false claims laws, that impose similar restrictions and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other health care providers; and state health information privacy and data breach notification laws, which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

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

Healthcare Reform and Potential Changes to Health Care Laws

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

A primary trend in the U.S. health care industry and elsewhere is cost containment. We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs. For example, in March 2010, the Patient Protection and Affordable Care Act, ACA, which, among other things, the ACA increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans; imposed mandatory discounts for certain Medicare Part D beneficiaries as a condition for manufacturers’ outpatient drugs coverage under Medicare Part D; and established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

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

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmacy benefit managers (PBMs) and other members of the health care and pharmaceutical supply chain, an important decision that has led to more aggressive efforts by states in this area. The Federal Trade Commission in mid-2022 also launched sweeping investigations into the practices of the PBM industry that could lead to additional federal and state legislative or regulatory proposals targeting such entities’ operations, pharmacy networks, or financial arrangements. During the current congressional session, numerous PBM reforms are being considered in both the Senate and the House of Representatives; they include diverse legislative proposals such as eliminating rebates; divorcing service fees from the price of a drug, discount, or rebate; prohibiting spread pricing; limiting administrative fees; requiring PBMs to report formulary placement rationale; promoting transparency. Significant efforts to change the PBM industry as it currently exists in the U.S. may affect the entire pharmaceutical supply chain and the business of other stakeholders, including pharmaceutical developers like us. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

In the European Union and the United Kingdom, similar political, economic and regulatory developments may affect our ability to profitably commercialize any of our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments in the United Kingdom or at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most member states and the United Kingdom have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with increasing regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

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

In 2018, we were granted a European patent from the European Patent Office, or EPO, EP 2955190, or EP 190, that covered the composition of matter of a genus of phosphoramidate nucleotide compounds that includes sofosbuvir, sold under the brand name Sovaldi®, a leading drug for the treatment of hepatitis C sold by Gilead Sciences, Inc. Later in 2018, Gilead filed an Opposition to our patent at the EPO in an attempt to revoke it. In February 2021, the EPO Opposition Division disagreed with Gilead and upheld amended patent claims that cover sofosbuvir. In June 2021, the decision by the EPO Opposition Division to uphold our EP 190 was appealed by Gilead to the EPO Technical Boards of Appeal. We also filed an appeal to the EPO Technical Boards of Appeal against the decision by the EPO Opposition Division to only allow the patent in an amended form. On March 24, 2023, the EPO Technical Boards of Appeal issued an oral decision revoking EP 190. This decision is final and has retroactive effect. Subsequent to the decision of the EPO Opposition Division, but also in February 2021, Gilead Sciences, Inc. and Gilead Sciences Limited filed a lawsuit against us in the Patents Court of the High Court of Justice of England and Wales requesting revocation of the U.K. part of EP 190. In March 2021, we filed a counterclaim against Gilead Sciences, Inc. and Gilead Sciences Limited alleging infringement of our patent resulting from acts including the sale of Sovaldi®, as well as its combination products Harvoni®, Vosevi® and Epclusa®, in the United Kingdom. In 2022, we were granted a further European patent from the EPO, EP 3904365, or EP 365, that covered the composition of matter of a smaller genus of phosphoramidate nucleotide compounds that includes sofosbuvir. Gilead Sciences, Inc. and Gilead Sciences Limited subsequently amended their claim to request revocation of the U.K. part of EP 365 and we counterclaimed for infringement. The U.K. Patents Court trial for this case took place between January 20, 2023 and February 3, 2023 and a judgment was handed down by the court on March 21, 2023. In its judgment, the High Court deemed that EP 190 and EP 365 were invalid in the United Kingdom. As a result of this decision, we reached a settlement with Gilead in relation to their legal fees for these legal proceedings in the United Kingdom.

Additionally, in April 2021, we initiated legal proceedings against Gilead Sciences Ireland UC and Gilead Sciences GmbH in the German Regional Court of Dusseldorf for patent infringement for the sale of Sovaldi® as well as its combination products Harvoni®, Vosevi® and Epclusa® in Germany. In July 2022, the German Regional Court of Dusseldorf issued a judgment that Gilead Sciences Ireland UC and Gilead Sciences GmbH had infringed EP 190. Gilead appealed this decision and the Higher Regional Court of Dusseldorf appeal hearing had been scheduled for August 17, 2023. However, as a result of the decision in March 2023 by the EPO Technical Boards of Appeal, we abandoned all proceedings in Germany in May 2023 and, as a result, we have reached a settlement with Gilead in relation to the legal fees for these legal proceedings in Germany.

All obligations arising from the patent infringement litigation in the United Kingdom and Germany have been settled as at December 31, 2023.

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

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of financial condition and operating results together with the information in “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report. We present our consolidated financial statements in pounds sterling and in accordance with IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

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

Administrative Expenses. Administrative expenses consist of personnel costs, depreciation, amortization and other expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, bonuses, benefits and share-based payment expense. Other administrative expenses include office-related costs, professional fees and costs of our information systems. We anticipate that our administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also incur expenses as a public company, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance expenses, and expenses related to investor relations and other administrative and professional services.

Net Foreign Exchange Gains (Losses)

Net foreign exchange gains (losses) primarily relates to cash held in U.S. dollars.

Finance Income

Finance income relates to interest earned on our cash and cash equivalents.

Income Tax Credit

We are subject to corporate taxation in the United Kingdom and our wholly owned U.S. subsidiary, NuCana, Inc., is subject to corporate taxation in the United States. Due to the nature of our business, we have generated losses in the United Kingdom since our inception. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and in the United States, and income tax payable in the United States.

As a company that carries out extensive research and development activities, we benefit from the U.K. and U.S. research and development tax credit regimes. In the United Kingdom, we are able to surrender some of our losses for a cash rebate of up to 26.97% of eligible expenditures on qualifying research and development projects incurred on or after April 1, 2023 (33.35% prior to April 1, 2023). In the United States, we are able to offset the research and development credits against corporation tax payable. Our qualifying expenditures in the United Kingdom largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. In the United Kingdom, where we receive the larger proportion of the research and development credits, certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 17.53% from April 1, 2023 (21.68% prior to April 1, 2023). These rates are subject to the introduction of a territoriality restriction which may restrict our ability to claim relief in respect of research and development activity taking place outside the United Kingdom, which will apply to accounting periods beginning after April 1, 2024. A large proportion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits in the United Kingdom in the future under the current research and development tax credit scheme because we may no longer qualify as a small or medium-sized company. However, in that scenario, we may be able to file under a large company scheme.

Unsurrendered tax losses are carried forward to be offset against future taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of £98.5 million as of December 31, 2023. There were also temporary differences on share-based compensation arrangements of £0.6 million. No deferred tax asset is recognized in respect of accumulated tax losses or temporary differences on share-based compensation arrangements because future profits are not sufficiently certain.

In the event we generate revenues in the future, we may benefit from the “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The effective rate of tax for relevant streams of revenue for companies receiving this relief is currently 10%.

Results of Operations

Comparison of Year Ended December 31, 2022 and 2023

The following table summarizes the results of our operations for the years ended December 31, 2022 and 2023.

	Year ended December 31,
	2023	2022
	(in thousands)
Research and development expenses	£(25,062)	£(36,426)
Administrative expenses	(6,063)	(7,291)
Impairment of intangible assets	(503)	(292)
Net foreign exchange (losses) gains	(1,156)	4,887
Operating loss	(32,784)	(39,122)
Finance income	754	669
Loss before tax	(32,030)	(38,453)
Income tax credit	4,398	6,432
Loss for the year	(27,632)	(32,021)
Other comprehensive (expense) income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(41)	61
Total comprehensive loss for the year	£(27,673)	£(31,960)

Research and Development Expenses

Research and development expenses were £25.1 million for the year ended December 31, 2023 as compared to £36.4 million for the year ended December 31, 2022, a decrease of £11.3 million. Clinical trial expenses decreased by £3.2 million in 2023 compared with 2022 largely due to the discontinuation of the Phase 3 clinical trial of Acelarin in March 2022, partially offset by increased expenditure on NuTide:323. Manufacturing costs decreased by £1.9 million in 2023 compared with 2022 primarily due to phasing of NUC-3373 manufacturing activity. Patent costs decreased by £5.0 million in 2023 compared with 2022 primarily due to 2022 including the recognition of total provisions of £4.1 million, as well as there was less patent defense activity in 2023. Other research and development costs decreased in 2023 by £1.2 million principally due to lower personnel costs and share-based payment expenses.

The following table gives a breakdown of the research and development costs incurred by product for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
	(unaudited) (in thousands)
NUC-3373	£17,754	£12,045
NUC-7738	3,603	3,711
Acelarin	2,204	19,315
Other	1,501	1,355
	£25,062	£36,426

Administrative Expenses

Administrative expenses were £6.1 million for the year ended December 31, 2023 as compared to £7.3 million for the year ended December 31, 2022, a decrease of £1.2 million. The decrease was primarily related to lower share-based payment expenses, professional fees and insurance costs.

Impairment of Intangible Assets

We regularly review our patent portfolio and during 2023 further development associated with a limited number of patents, relating mainly to preclinical drug candidates, was discontinued. Management concluded that this was an indication of impairment and an impairment charge of £0.5 million has been recognized, representing the full aggregate carrying value of those patents as of December 31, 2023. This compared to an impairment charge of £0.3 million recognized as of December 31, 2022.

Net Foreign Exchange (Losses) Gains

For the year ended December 31, 2023, we reported a net foreign exchange loss of £1.2 million as compared to a net foreign exchange gain of £4.9 million for the year ended December 31, 2022. In 2023, the loss primarily arose from cash balances held in U.S. dollars and the U.S. dollar depreciating relative to the U.K. pound sterling. Conversely in 2022, the gain arose from cash balances held in U.S dollars and the U.S. dollar appreciating relative to the U.K. pound sterling.

Finance Income

Finance income represents bank interest and was £0.8 million for the year ended December 31, 2023 and £0.7 million for the year ended December 31, 2022. The increase in bank interest resulted from higher rates of interest being earned on cash deposits.

Income Tax Credit

The income tax credit, which is largely comprised of research and development tax credits, amounted to £4.4 million for the year ended December 31, 2023 and £6.4 million for the year ended December 31, 2022. The decrease in the income tax credit was primarily attributable to a decrease in our eligible research and development expenses, a decrease in the tax credit rate and an adjustment relating to prior periods of £0.2 million.

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

Research and Development Expenses

Research and development expenses were £36.4 million for the year ended December 31, 2022 as compared to £36.8 million for the year ended December 31, 2021, a decrease of £0.4 million. The decrease resulted from lower expenses incurred related to clinical trials of £16.5 million in 2022, compared with £20.4 million in 2021. Manufacturing costs in 2022 were £2.2 million compared to £3.3 million in 2021, a decrease of £1.1 million. The decrease in clinical trial and manufacturing costs is primarily due to the discontinuation of the Phase 3 clinical trial of Acelarin in March 2022. Patent costs increased by £5.1 million in 2022 compared with 2021 primarily due to patent defense activity. The £5.1 million increase includes total provisions of £4.1 million recognized in the year ended December 31, 2022 with respect to estimates for the total cost reimbursement due to Gilead Sciences, Inc., Gilead Sciences Limited, Gilead Sciences Ireland UC and Gilead Sciences GmbH in relation to the following:

•
Judgment of the Patents Court of the High Court of Justice of England and Wales handed down on March 21, 2023, which was a post balance sheet adjusting event; and
•
Decision of the EPO Technical Board of Appeal on March 24, 2023 revoking EP 190, which means we reassessed our estimate of the outcome and financial effect of the patent infringement proceedings in Germany.

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

As of December 31, 2023 and December 31, 2022, we had cash and cash equivalents of £17.2 million and £41.9 million, respectively. We do not currently have any approved products and have never generated any revenue from product sales. To date we have financed our operations primarily through the issuances of our equity securities.

In August 2021, we entered into an “at-the-market” (ATM) sales agreement with Jefferies LLC, or Jefferies, pursuant to which we may sell from time to time ADSs having an aggregate offering price of up to $100.0 million through Jefferies, acting as our agent. Sales of our ADSs pursuant to this ATM program are subject to certain conditions specified in the sales agreement. Sales under the ATM program are registered on a shelf registration statement on Form F-3 that we filed with the SEC in August 2021, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $400.0 million of our securities, inclusive of our ADSs sold under the ATM program. During the year ended December 31, 2023 we sold and issued 408,015 ADSs, representing 408,015 ordinary shares, under the ATM program, raising gross proceeds of £0.2 million.

The following table summarizes the results of our cash flows for the years ended December 31, 2022 and 2023.

	Year ended December 31,
	2023	2022
	(in thousands)
Net cash used in operating activities	£(26,439)	£(23,158)
Net cash from investing activities	2,888	120
Net cash used in financing activities	(53)	(161)
Net decrease in cash and cash equivalents	£(23,604)	£(23,199)

Operating activities. Net cash used in operating activities was £26.4 million in 2023 as compared to £23.2 million in 2022, a net increase in cash outflows of £3.2 million. Operating loss cash flows were lower by £3.3 million in 2023, primarily reflecting lower research and development costs partially offset by movement in provisions. Working capital outflows were £1.3 million for the year ended December 31, 2023 as compared to working capital inflows of £3.7 million for the year ended December 31, 2022. In addition, a tax refund of £5.6 million was received in 2023 compared to £7.2 million in 2022.

Investing activities. Net cash from investing activities was £2.9 million in 2023 as compared to £0.1 million in 2022. Repayment of other assets totaled £2.6 million in the year ended December 31, 2023 with no similar repayment in 2022. Interest received in 2023 was £0.8 million compared with £0.6 million in 2022, an increase of £0.2 million.

Financing activities. Net cash used in financing activities was £0.1 million in 2023 as compared to £0.2 million in 2022 reflecting an increase in the proceeds from the issue of share capital.

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

Financing activities. Net cash used in financing activities was £0.2 million in 2022 as compared to £0.1 million in 2021 reflecting a decrease in the proceeds from the issue of share capital.

Contractual Obligations

The following table summarizes our contractual lease commitments and obligations as of December 31, 2023.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Operating lease obligations	£429	£224	£164	£41	—

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

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to continue to incur net losses in the future.

In assessing the requirements necessary to continue progressing our research and development activities as currently anticipated there will also be a requirement to seek additional capital to fund operations. If we are unable to obtain additional capital, we will be required to delay or reduce our research and development programs, which could adversely affect our future business prospects and our ability to continue as a going concern. We believe, based upon our current operating plan, that, our cash and cash equivalents on hand will not be sufficient to fund our anticipated operations for the next twelve months.

As a result of these matters, there is uncertainty related to our ability to raise sufficient additional capital within the going concern period, prior to our cash balances being exhausted. These events or conditions raise substantial doubt on our ability to continue as a going concern and, therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

However, we carefully manage our capital resources and, as considered in our going concern assessment, we expect our cash spend run-rate to decrease over the next 12 months when compared to the year ended December 31, 2023, as our cash outflows in the year ended December 31, 2023 have been impacted by the payment of accruals for clinical trial expenses relating to the Phase 3 clinical trial of Acelarin and the settlement of obligations arising from the patent infringement litigation in the U.K. and Germany.

However, our future funding requirements will depend on many factors, including but not limited to:

•
the scope, rate of progress and cost of our clinical trials taking place in the near term, preclinical programs and other related activities;
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
•
the timing of receipt of our U.K. research and development tax credit cash rebates;
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

D. Trend Information

See “Item 5A. Operating Results” within this Annual Report.

E. Critical Accounting Estimates

Not Applicable.

F. [ Reserved]

G. [Reserved]

H. Non-GAAP Financial Measures

Not Applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and directors:

Name	Age	Position
Executive Officers
Hugh Griffith	56	Chief Executive Officer and Director
Donald Munoz	55	Chief Financial Officer
Jeffrey Bloss	67	Chief Medical Officer
David Harrison	64	Head of Translational Studies
Non-Executive Directors
Andrew Kay	68	Non-Executive Director and Chairman
Martin Mellish	66	Non-Executive Director
Adam George	54	Non-Executive Director
Cyrille Leperlier	70	Non-Executive Director
Elliott Levy	65	Non-Executive Director
Bali Muralidhar	44	Non-Executive Director

Executive Officers

Hugh Griffith is our co-founder and has served as our Chief Executive Officer and as a member of our board of directors since our operations began in March 2008. In addition, he currently serves as a non-executive director of MedAnnex Limited. Mr. Griffith previously served as a non-executive director of Thirty Holdings Limited from 2018 to 2023 and EdixoMed Limited from 2009 to 2023, when it was acquired by Convatec Group. Prior to founding NuCana, Mr. Griffith was Chief Operating Officer of Bioenvision, Inc., a biopharmaceutical company, from July 2004 until December 2007, when it was acquired by Genzyme Corporation (now Sanofi). He previously served as Commercial Director of Bioenvision, Inc. from September 2002 to June 2004. Before that, Mr. Griffith held several senior commercial positions at Quantanova Limited, a biopharmaceutical company, from January 2002 to July 2002, Abbot Laboratories (now AbbVie Inc.) from October 1995 to December 2001 and Warner-Lambert Company (now Pfizer Inc.) from April 1992 to October 1995. He currently serves on the advisory board of the Scottish Lifesciences Association. In 2018, Mr. Griffith received a lifetime achievement award for ‘Outstanding Contribution to Life Sciences’ by the Scottish Government. Mr. Griffith is a named inventor on over 398 patents and over 300 pending patent applications. He received an M.B.A. from Cardiff Business School and a B.Sc. Honours in Biology from the University of Stirling. We believe that Mr. Griffith possesses specific attributes that qualify him to serve as a member of our board of directors, including the perspective and experience he brings as our Chief Executive Officer, which provides historic knowledge of our company, operational expertise and continuity to our board of directors, and his significant experience in the biopharmaceutical industry in positions including chief executive officer, chief operating officer and executive director.

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

Jeffrey Bloss, M.D. has served as our Chief Medical Officer since August 2021. In addition, he has over 20 years of leadership experience in oncology at multiple pharmaceutical/biopharmaceutical companies including Eli Lilly, Genentech, Xencor, GSK, Astellas, and Aegerion. Immediately prior to joining NuCana, Dr. Bloss served as Chief Medical Officer of Tarveda Therapeutics a venture-backed clinical stage oncology company from August 2018 to August 2021. Prior to Tarveda, Dr. Bloss was Chief Medical Officer and Senior Vice President, Medical Affairs at Aegerion Pharmaceuticals from June 2017 to August 2018. Dr. Bloss completed his Residency in Obstetrics & Gynecology at Wilford Hall USAF Medical Center and his Fellowship in Gynecologic Oncology at the University of California, Irvine. Dr. Bloss received his M.D. from Thomas Jefferson University Medical College and B.S. from Juniata College.

David Harrison, M.D. has served as our Head of Translational Medicine since December 2017. Dr. Harrison is also professor of Pathology at the University of St. Andrews since May 2012, honorary professor at The University of Edinburgh, and an adjunct professor at the University of Florida since 2003. He also oversees ethics relating to use of human tissue at Lothian NHS University Hospitals in Edinburgh where he is an honorary consultant pathologist. Dr. Harrison has served as Chair of the U.K. Government advisory Committee on Committee Carcinogenicity since May 2015, and he is a member of the Committee on Mutagenicity. From February 2019 to April 2023, Dr. Harrison established and directed iCAIRD, a government and industry funded initiative to facilitate research and development applying artificial intelligence in digital diagnostics. Further, Dr. Harrison is a non-executive director at ILC Therapeutics Limited. Dr. Harrison is a Fellow of the Royal College of Pathologists, London, Royal College of Physicians of Edinburgh, and Royal College of Surgeons of Edinburgh. He received his medical and M.D. doctoral training at the University of Edinburgh.

Non-Executive Directors

Andrew Kay has served as Chairman of our board of directors since December 2020. Mr. Kay has served as Chairman of the Board of NeRRe Therapeutics since September 2017, as Chairman of WalkSafe Chaperhome Limited since March 2021, and as Chairman and director or Amulet Consulting since 2014. Mr. Kay served as Chairman of the Board of Blueberry Therapeutics from August 2015 to October 2023. From January 2019 to September 2020, he held the same role for KaNDy Therapeutics, a biotechnology company that was acquired by Bayer. From September 2015 to June 2018, Mr. Kay served as Chairman of the Board of Wilson Therapeutics, a biopharmaceutical company acquired by Alexion Pharmaceuticals in 2018. Prior to that, Mr. Kay served as the President and Chief Executive Officer for Algeta from January 2009 to May 2014. Prior to Algeta, Mr. Kay was the Global Head of Marketing and Sales and a Member of the Healthcare Committee and Pharmaceutical Executive Committee at Novartis 1999 to 2003, and held several other senior commercial positions in Europe and the United States having worked at Renovo, AstraZeneca, Eli Lilly, Sandoz and Boots. Mr. Kay earned his Bachelor of Honors in Pharmacy from Nottingham University. We believe Mr. Kay possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience with biotechnology and pharmaceutical companies.

Martin Mellish has served as a member of our board of directors since December 2009. Mr. Mellish also serves as a non-executive director and Chairman of the Audit Committee of: Spectral AI (NASDAQ: MDAI; formerly London AIM: SMD) a company developing a medical Artificial Intelligence technology for the evaluation of acute burn and chronic diabetic wounds; and of Levitronix Technologies Inc., a technology company, handling high-purity fluids for the semiconductor and life science industries. Further, Mr. Mellish also serves as a director of Kensington Green Management Ltd., Alturki Holding, and Saudi Readymix Concrete Company. Mr. Mellish serves as founding director and Chairman of Aspen Advisory Services Ltd., a London-based private office responsible for the administration of investments in North America, Europe and Asia since 1994. Mr. Mellish holds an M.Sc. from the Master of Health Care Delivery Science program at Dartmouth’s Geisel School of Medicine and Tuck School of Business; an SM (Management) from the Massachusetts Institute of Technology and an M.Sc. (Accounting) from Northeastern University. We believe that Mr. Mellish possesses specific attributes that qualify him to serve as a member of our board of directors, including his significant experience in accounting and finance.

Adam George has served as a member of our board of directors since April 2018. Mr. George served as GW Pharmaceutical's U.K. Managing Director and Company Secretary from March 2017 to December 2020, Chief Financial Officer from 2012 to March 2017, and Financial Controller from 2007 to 2012. GW Pharmaceuticals is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. In addition, Mr. George has served as chairman of the board of directors and chief executive officer of Psi Pharmaceuticals Ltd since December 2021 and as a member of the board of directors of Beckley Psytech Ltd since June 2021. Further, Mr. George also serves as a director of PsiClone Ltd, Neurone Ltd, and Kanna Health Ltd, private pharmaceutical development companies. Before joining GW Pharmaceuticals, Mr. George held several senior finance roles within both public and private companies. Mr. George holds a BSc. in Biology from Bristol University and is a Chartered Accountant. He also serves as Chairman of NuCana's Audit Committee. We believe that Mr. George possesses the specific attributes that qualify him to serve as a member of our board of directors, including significant management experience in the biopharmaceutical industry at both public and private companies.

Cyrille Leperlier, M.D. has served as a member of our board of directors since May 2018. He brings to NuCana over 40 years of experience in the pharmaceutical and biotechnology industry. Dr. Leperlier also served as the Chief Executive Officer of Divlal SAS from June 2020 to November 2022. From 2009 to 2019, Dr. Leperlier also served as Vice President of Medical Assessment for Corporate Strategy for Sanofi's Corporate Business Development and M&A Group, where, among other transactions, he was deeply involved in Sanofi's acquisition of Genzyme. Prior to this role, Dr. Leperlier served at Sanofi as Medical Director in Japan from 2007 to 2009 and Head of Medical Affairs, International Region from 2004 to 2007. Before joining Sanofi, Dr. Leperlier was Medical Director and Global Head of Clinical Development at Rhone Poulenc Rorer and previously worked for Takeda in a variety of operational and medical affairs roles. Dr. Leperlier received an M.D. from the University of Paris, Saint-Antoine School of Medicine and a Master in Human Biology (major in physiology) from the Medical University of Paris. He is a recognized expert in oncology drug development, strategic portfolio prioritization, and business development, with extensive leadership experience at a number of global biotechnology and pharmaceutical companies. We believe that Dr. Leperlier possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in global drug development and marketing.

Elliott Levy, M.D. has served as a member of our board of directors since November 2021. Dr. Levy has served as a Senior Advisor at Boston Consulting Group since May 2021 and as a Venture Partner at 5AM Ventures since April 2022. Dr. Levy was Senior Vice President of Research & Development, Strategy and Operations of Amgen Inc., a biotechnology firm from June 2020 to May 2021. Prior to June 2020, Dr. Levy was also Senior Vice President of Global Development at Amgen Inc. Dr. Levy has served as the Head of Intrepid Alliance, Inc., a non-profit whose objective is to facilitate the development of small molecule therapeutics for future pandemic agents, and as a director and Board Chair of Transcelerate Biopharma, Inc, a non-profit focused on improving and accelerating the development of new therapeutics. Further, Dr. Levy currently serves as a director of Omega Therapeutics, Editas Medicines (NASDAQ: EDIT) and Kinaset Therapeutics. Dr. Levy has 24 years’ experience in the clinical development and regulatory approval of investigational medicines in the biopharmaceutical industry. Dr. Levy holds an M.D. from the Yale School of Medicine and a B.A. in History from Yale College. We believe that Dr. Levy possesses specific attributes that qualify him to serve as a member of our board of directors, including extensive experience in clinical development and regulatory approval of investigational medicines in the biopharmaceutical industry.

Bali Muralidhar, M.D., Ph.D. has served as a member of our board of directors since October 2020. Dr. Muralidhar is a Managing Partner at Abingworth LLP, or Abingworth, a transatlantic investment group dedicated to life sciences. Prior to joining Abingworth, Dr. Muralidhar was a senior partner at MVM Partners LLP, or MVM, from November 2012 to March 2019. He represents Abingworth on the boards of Spruce Biosciences (NASDAQ: SPRB), Reneo Pharmaceuticals, Wugen, Inc., Ascend GmbH, and Anjarium Biosciences. Prior to MVM, he was a member of Bain Capital LP’s leveraged buyout team, focusing on healthcare from April 2011 to November 2012. Dr. Muralidhar previously served on the supervisory board of Valneva SE, a French biotechnology company traded on Euronext and Wilson Therapeutics traded in Nasdaq OMX. Dr. Muralidhar earned a degree in clinical medicine from the University of Oxford and has a Ph.D. in translational cancer research from the MRC Cancer Cell Unit, University of Cambridge. We believe Dr. Muralidhar possesses specific attributes that qualify him to serve as a member of our board of directors, including his investment experience in the healthcare.

B. Compensation

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our directors and members of management for services in all capacities to us and our subsidiaries for the year ended December 31, 2023, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2023 to provide pension, retirement or similar benefits to, our directors and members of the executive management board.

Directors’ and Executive Officers’ Compensation

Directors’ Compensation

For the year ended December 31, 2023, the table below sets forth the compensation paid to our directors, and, in the case of Mr. Griffith, reflects the compensation paid for services as our Chief Executive Officer.

Year Ended December 31, 2023 Directors’ Compensation (1)

Name	Salary/Fees	Annual Bonus	Benefit Excluding Pension (2)	Pension Benefit (3)	Total
	£	£	£	£	£
Hugh Griffith
Executive Director
Chief Executive Officer	573,688	339,738	3,791	57,369	974,586
Andrew Kay
Chairman and Non-Executive Director	78,774	—	—	—	78,774
Martin Mellish
Non-Executive Director	47,852	—	—	—	47,852
Adam George
Non-Executive Director	56,555	—	—	—	56,555
Cyrille Leperlier
Non-Executive Director	65,080	—	—	—	65,080
Elliott Levy
Non-Executive Director	54,232	—	—	—	54,232

(1)
For the year ended December 31, 2023, the majority of compensation was set and paid in pounds sterling (£).
(2)
The amount for benefits represents our contribution to medical insurance.
(3)
The amount for pension benefit represents our contribution into a money purchase plan.

Executive Officers’ Compensation

The compensation for each of our executive directors and executive officers is comprised of the following elements: base salary, annual bonus, personal benefits and pension or 401(k) plan. The total amount of compensation paid and benefits in kind granted to our executive officers, whether or not a director, for the year ended December 31, 2023 was £2.5 million.

Bonus Plans

Our executive officers and directors are eligible for an annual bonus at the discretion of the Remuneration Committee. Bonus awards are reviewed at the end of each calendar year and any such awards are determined by the performance of the individual and the company as a whole based upon the achievement of strategic objectives set at the beginning of the year.

Outstanding Equity Awards, Grants and Option Exercises

During the year ended December 31, 2023, options to purchase 1,986,639 ordinary shares were awarded to executive officers and non-executive directors.

	Type of		Nominal	Exercise	First date of
Name	Plan(1)	Granted	value	price	exercise (2)	Date of expiry
Directors and Executive Officers
Hugh S. Griffith	2020 Long Term Incentive Plan	673,600	£0.04	£1.23	Jan 11, 2024	Jan 11, 2033
	2020 Long Term Incentive Plan	336,800	£0.04	£0.04	Jan 11, 2024	Jan 11, 2033
Donald Munoz	2020 Long Term Incentive Plan	228,438	£0.04	£1.23	Jan 11, 2024	Jan 11, 2033
	2020 Long Term Incentive Plan	114,219	£0.04	£0.04	Jan 11, 2024	Jan 11, 2033
Jeffrey Bloss	2020 Long Term Incentive Plan	209,888	£0.04	£1.23	Jan 11, 2024	Jan 11, 2033
	2020 Long Term Incentive Plan	104,944	£0.04	£0.04	Jan 11, 2024	Jan 11, 2033
David Harrison	2020 Long Term Incentive Plan	100,000	£0.04	£1.23	Jan 11, 2024	Jan 11, 2033
	2020 Long Term Incentive Plan	50,000	£0.04	£0.04	Jan 11, 2024	Jan 11, 2033
Non-Executive Directors
Martin Mellish	2020 Long Term Incentive Plan	18,750	£0.04	£1.23	Jan 11, 2024	Jan 11, 2033
	2020 Long Term Incentive Plan	9,375	£0.04	£0.04	Jan 11, 2024	Jan 11, 2033
Adam George	2020 Long Term Incentive Plan	9,375	£0.04	£0.04	Jun 16, 2024	Jun 16, 2033
	2020 Long Term Incentive Plan	18,750	£0.04	£0.62	Jul 12, 2024	Jul 12, 2033
Cyrille Leperlier	2020 Long Term Incentive Plan	18,750	£0.04	£1.23	Jan 11, 2024	Jan 11, 2033
	2020 Long Term Incentive Plan	9,375	£0.04	£0.04	Jan 11, 2024	Jan 11, 2033
Andrew Kay	2020 Long Term Incentive Plan	18,750	£0.04	£1.23	Jan 11, 2024	Jan 11, 2033
	2020 Long Term Incentive Plan	9,375	£0.04	£0.04	Jan 11, 2024	Jan 11, 2033
	2020 Long Term Incentive Plan	28,125	£0.04	£0.04	Jun 16, 2024	Jun 16, 2033
Elliott Levy	2020 Long Term Incentive Plan	9,375	£0.04	£0.04	Jun 16, 2024	Jun 16, 2033
	2020 Long Term Incentive Plan	18,750	£0.04	£0.62	Jul 12, 2024	Jul 12, 2033

(1)
Further details of the 2020 Long Term Incentive Plan are given on pages 119 – 120.
(2)
Options granted will vest if the option holder remains under their respective employment contract or contract of services for the agreed vesting period. The share options granted under these plans will vest over a period of up to four years.

As of December 31, 2023, our executive officers and directors held options to purchase 10,097,737 ordinary shares.

We periodically grant share options to employees, directors and consultants to enable them to share in our successes and to reinforce a corporate culture that aligns their interests with that of our shareholders. During the year ended December 31, 2023, we granted options to purchase 1,986,639 ordinary shares to our executive officers and non-executive directors. During the year ended December 31, 2023, we granted options to purchase 746,500 ordinary shares to 29 employees and consultants who are not directors or executive officers.

Pension, Retirement and Similar Benefits

For the year ended December 31, 2023, we and our subsidiaries contributed a total of £93,584 into money purchase plans to provide pension, retirement or similar benefits to our executive officers and directors.

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

Equity Compensation Plans

As of December 31, 2023, we have granted options to purchase our shares under four share option schemes, which are summarized in this section.

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

As of December 31, 2023, we had granted options to purchase 1,032,500 ordinary shares to directors, employees and consultants under the 2009 Share Option Scheme. 10,000 of these options lapsed before December 31, 2023 and 1,022,500 were exercised by December 31, 2023, which includes 437,500 exercised in 2021. There are no remaining options under the 2009 Share Option Scheme at December 31, 2023 following the exercise of the remaining options in 2021.

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

As of December 31, 2023, we had granted options to purchase 1,908,935 ordinary shares to directors and employees under the 2012 Share Option Scheme. Of these, options to purchase 112,688 shares have been cancelled by December 31, 2023. Options to purchase 37,500 shares were exercised in 2016, 42,500 options to purchase were exercised in 2018, 32,500 options to purchase were exercised in 2020, 549,999 options to purchase were exercised in 2021, and 139,905 options to purchase were exercised in 2022. During 2023, 212,594 options granted under the 2012 share option scheme lapsed. The remaining options to purchase 781,249 shares have vested and are exercisable.

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

As of December 31, 2023, we had granted options to purchase 5,638,435 ordinary shares to directors and employees under the 2016 Share Option Scheme. Options to purchase 92,312 shares were exercised by December 31, 2018, and a further 23,437 options were exercised in 2019. Of the remaining options granted under this scheme, 4,236,805 had vested at December 31, 2023, 792,165 had been forfeited or cancelled, and the remaining 493,716 are unvested.

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

As of December 31, 2023, we had granted to directors, employees and consultants, 8,363,982 Regular options and 674,942 RSU-style options to purchase ordinary shares under the 2020 LTIP. Options to purchase 27,440 had been exercised at December 31, 2021, 79,315 options to purchase were exercised in 2022, and a further 102,957 were exercised in 2023. Of the remaining options granted under this scheme, 2,558,601 had vested at December 31, 2023, 339,760 had been forfeited or cancelled, and the remaining 5,930,851 are unvested.

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

2020 Company Share Option Plan (2020 CSOP)

On June 25, 2020, we adopted a share option plan, or the 2020 CSOP. The CSOP is an option scheme that provides for the grant of options under a Company Share Option Plan in accordance with Schedule 4 of the Income Tax (Earnings and Pensions) Act 2003 which affords some tax advantages to the option holder. We no longer qualify for the tax-advantageous EMI option scheme rules but will qualify for the CSOP scheme. While the CSOP scheme is broadly similar in terms of its tax advantages it is more limited in terms of the quantum of the award. Grants under the CSOP would only be applicable to U.K. taxpayers. As of December 31, 2023, we have not granted any options under the 2020 CSOP.

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

Employee Benefit Trust

On December 19, 2011, we established a discretionary employee benefit trust under the terms of a trust deed, or the Employee Benefit Trust, to operate in conjunction with our share option schemes. The beneficiaries of the Employee Benefit Trust are our employees and former employees (including executive directors) and their spouses, civil partners, surviving spouses and civil partners, children and step-children under the age of 18. The trustee of the Employee Benefit Trust is NuCana BioMed Trustee Company Limited, or the Trustee, our wholly owned subsidiary. As of December 31, 2023, the Trustee holds 500,000 of our ordinary shares in trust under the terms of the trust deed, which, pursuant to the terms of our three option schemes, and at the election of the Trustee, may be used to satisfy awards under our share option schemes. Under the terms of the trust deed, unless we direct otherwise, the Trustee must abstain from voting at a general meeting any of our shares held in the trust fund for which the Trustee holds the whole of the beneficial interest.

Clawback Policy

On December 1, 2023, our Board adopted a Clawback Policy providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002, which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

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

Board Diversity Matrix (As of March 1, 2024)
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

D. Employees

The number of employees by function and geographic location as of the end of the period for our fiscal years ended December 31, 2021, 2022 and 2023 was as follows:

	At December 31,
	2023	2022	2021
By Function:
Research and development	22	25	27
Management and administrative	6	6	6
Total	28	31	33
By Geography:
United Kingdom	26	29	30
North America	2	2	3
Total	28	31	33

As of December 31, 2023, we had 25 full-time employees and 3 part-time employees. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our employee relations are good.

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

For information regarding the Clawback Policy, see “Item 6.B—Compensation.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2023 by:

•
each of our executive officers and directors;
•
each person beneficially owning more than 5% of our share capital as of December 31, 2023; and
•
all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from December 31, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person except with respect to the percentage ownership of all board members and executive officers, as a group. Based on our share register and other information made available to us by certain of our shareholders, as of December 31, 2023, there was one U.S. record holder holding 154,760 ordinary shares, representing 0.29% of our issued and outstanding ordinary shares.

Unless otherwise indicated, the address for each of the shareholders in the table below is c/o NuCana plc, 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

	Ordinary Shares Beneficially Owned(1)
Name of Beneficial Owner	Number	Percent
Greater than 5% Shareholders
Entities affiliated with Sofinnova Investments (2)	7,084,120	13.4
Sofinnova Capital VI FCPR (3)	4,978,993	9.4
Baillie Gifford & Co (4)	3,659,030	6.9
Entities affiliated with the Carlyle Group and Abingworth LLP (5)	3,333,333	6.3

Named Executive Officers and Directors
Hugh Griffith (6)	5,800,484	11.0
Donald Munoz (7)	1,342,098	2.5
Bali Muralidhar (8)	3,396,199	6.4
Martin Mellish (9)	175,658	*
Elliott Levy (10)	59,063	*
Adam George (11)	151,374	*
Cyrille Leperlier (12)	158,409	*
Andrew Kay (13)	171,095	*
Jeffrey Bloss (14)	252,572	*
David Harrison (15)	192,500	*
All of our current executive officers and directors, as a group (10 persons)	11,699,452	22.1%

* Indicates beneficial ownership of less than one percent of our ordinary shares.

(1)
Number of shares owned as shown both in this table and the accompanying footnotes and percentage ownership is based on 52,860,335 ordinary shares outstanding on December 31, 2023.

(2)
Includes 5,116,328 shares held by Sofinnova Venture Partners VIII, L.P. (“SVP VIII”), of which 1,116,328 shares are held in the form of ADSs. Dr. James Healy, a former member of our board of directors, is the managing member of Sofinnova Management VIII, L.L.C. (“SM VIII”), the general partner of SVP VIII, and as such, may be deemed to share joint voting and dispositive power with respect to the shares held by SVP VIII. Dr. Healy disclaims beneficial ownership of the shares held by SVP VIII, except to the extent of his pecuniary interest therein, if any. Also includes 1,967,792 shares held by Sofinnova Venture Partners X, L.P. (“SVP X”), all of which are held in the form of ADSs. Dr. Healy, together with Dr. Maha Katabi, are the managing members of Sofinnova Management X-A, L.L.C. (“SM X LLC”), the general partner of SVP X, and as such, may be deemed to share joint voting and dispositive power with respect to the shares held by SVP X. Each of Dr. Healy and Dr. Katabi disclaim beneficial ownership of the shares held by SVP X, except to the extent of his or her pecuniary interest therein, if any. Beneficial ownership information is based on information known to us and a Schedule 13D/A filed on February 27, 2024. The mailing address of SVP III and SVP X is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg. 4, Suite 250, Menlo Park, CA 94025.

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

(4)
All shares are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. Beneficial ownership information is based on information known to us and a Schedule 13G/A filed on January 26, 2024. The address of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, United Kingdom.

(5)
The securities reported herein include 3,333,333 ADSs, each representing one ordinary share, held of record by Abingworth Bioventures VII LP (“Abingworth VII”). The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the managing member of Carlyle Investment Management, L.L.C., which is the sole member of Carlyle Genesis UK LLC, which is the principal member of Abingworth LLP. Abingworth VII has delegated to Abingworth LLP all investment and dispositive power over the securities held of record by Abingworth VII. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Abingworth VII, but each disclaims beneficial ownership of such securities. Beneficial ownership information is based on information known to us and a Schedule 13D filed on August 11, 2022. The address of Abingworth LLP and Abingworth VII is c/o Abingworth LLP, Princes House, 38 Jermyn Street, London, England SW1Y 6DN. The address of Carlyle Group Inc., Carlyle Holdings I GP Inc. Carlyle Holdings I GP Sub L.L.C., Carlyle Holdings I L.P., CG Subsidiary Holdings L.L.C., TC Group, L.L.C., Carlyle Investment Management, L.L.C., and Carlyle Genesis UK LLC is c/o The Carlyle Group, 1001 Pennsylvania Avenue NW, Suite 220 South, Washington, DC 20004-2505.

(6)
Consists of (a) 1,000,000 ordinary shares, (b) 265,026 ADSs, and (c) options to purchase 4,535,458 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2023.

(7)
Consists of (a) 154,760 ordinary shares and (b) options to purchase 1,187,338 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2023.

(8)
Consists of (a) 540 ADSs, (b) 3,333,333 ADSs held by Abingworth VII, and (c) options to purchase 62,326 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2023. Abingworth VII (acting by its general partner Abingworth GP, acting by its general partner Abingworth General Partner VII LLP) has delegated to Abingworth LLP, all investment and dispositive power over the securities held by Abingworth VII. Abingworth LLP holds the reported securities indirectly through Abingworth VII. Dr.

Muralidhar, a member of our board of directors, is a partner and investment committee member of Abingworth LLP and disclaims beneficial ownership of the ADSs held by Abingworth VII.

(9)
Consists of (a) 27,952 ADSs and (b) 147,706 options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2023.

(10)
Consists of (a) 4,688 ADSs and (b) options to purchase 54,375 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2023.

(11)
Consists of options to purchase 151,374 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2023.

(12)
Consists of options to purchase 158,409 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2023.

(13)
Consists of options to purchase 171,095 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2023.

(14)
Consists of (a) 100 ADSs and (b) 252,472 options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2023.

(15)
Consists of options to purchase 192,500 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2023.

To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021.

The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

B. Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2021 with any members of our board of directors or executive officers or the holders of more than 5% of our share capital.

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

B. Significant Changes

Any significant changes since December 31, 2023 are disclosed in Note 20 to the consolidated financial statements included elsewhere in this Annual Report.

Item 9 The Offer and Listing

A. Offer and Listing Details

The ADSs were listed on The Nasdaq Global Select Market under the symbol “NCNA” since October 2, 2017. On November 9, 2023 we transferred our listing to The Nasdaq Capital Market.

B. Plan of Distribution

Not Applicable.

C. Markets

The ADSs were listed on The Nasdaq Global Select Market under the symbol “NCNA” since October 2, 2017. On November 9, 2023 we transferred our listing to The Nasdaq Capital Market.

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

Issued Share Capital

Our issued share capital as of December 31, 2023 is £2,114,413 divided into: 52,860,335 ordinary shares of £0.04 each. A summary of increases in, and changes to, our issued share capital since our incorporation is set out below.

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

During 2023 we issued 408,015 ordinary shares pursuant to our “at-the-market” (ATM) sales agreement, and 79,433 ordinary shares pursuant to the exercise of share options.

Ordinary Shares

As of December 31, 2023, we had issued and outstanding 52,860,335 ordinary shares of £0.04 each. Each issued ordinary share is fully paid.

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

Classified board of directors. Our board of directors is divided into three classes, “Class I,” whose initial term expires at the annual general meeting of the shareholders to be held in 2026, “Class II,” whose initial term expires at the annual general meeting of the shareholders to be held in 2025, and “Class III”, whose term expires at the annual general meeting of the shareholders to be held in 2024, with the classes as nearly equal in number as possible. The Class I directors are Hugh Griffith, Andrew Kay and Bali Muralidhar, the Class II directors are Elliott Levy and Cyrille Leperlier, and the Class III directors are Adam George and Martin Mellish.

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

Preemptive Rights. English law generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for a company’s articles of association, or shareholders in general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). On June 15, 2023, at our 2023 Annual General Meeting or AGM, our shareholders approved the exclusion of preemptive rights in connection with: (i) the allotment of shares or the grant of rights to subscribe for or to convert any security into shares up to an aggregate nominal value of up to £4,000,000, for a period ending at the conclusion of our next annual general meeting in 2024; and (ii) the allotment of shares or the grant of rights to subscribe for or to convert any security into shares up to an aggregate nominal amount of £200,000 under or in connection with any existing, amended or new share option schemes, incentive plans or joint share ownership plans (whether tax advantaged or otherwise) as the directors may, from time to time, approve, where such schemes or plans include as eligible participants the directors, officers or employees of the Company or any subsidiary undertaking of the Company, from time to time, and/or any consultants engaged by the Company or any such subsidiary undertaking, for a period ending on the fifth anniversary of the date of our 2023 Annual General Meeting (i.e. at 11:59 pm on June 15, 2028). In addition to the authorities referred to above, our shareholders have also approved the exclusion of preemptive rights (i) on June 24, 2021 at our 2021 Annual General Meeting, in connection with the allotment of shares or the grant of rights to subscribe for or to convert any security into shares, under or in connection with the NuCana 2016 Share Option Scheme, the NuCana 2020 Long-Term Incentive Plan, the NuCana 2020 Company Share Option Plan or any joint share ownership plan agreement substantially in the form of the approved Joint Share Ownership Plan Agreement, each as may be amended from time to time, or under or in connection with any new share option schemes or incentive plans (whether tax advantaged or otherwise) as the directors may, from time to time, approve, where such schemes or plans include as eligible participants the directors, officers or employees of the Company or any subsidiary undertaking of the Company, from time to time, and/or any consultants engaged by the Company or any such subsidiary undertaking (all of such share option schemes or share option incentives being collectively referred to as the “Approved Share Option Schemes”) up to an aggregate nominal value of £80,000, for a period ending on the fifth anniversary of the date of our 2021 Annual General Meeting (i.e. at 11:59 pm on June 23, 2026); (ii) on June 25, 2020 at our 2020 Annual General Meeting, in connection with the allotment of shares or grant of rights to subscribe for or to convert any security into shares under or in connection with the Approved Share Option Schemes up to an aggregate nominal value of £160,000, for a period ending on the fifth anniversary of the date of our 2020 Annual General Meeting (i.e. at 11:59 pm on June 24, 2025); and (iii) on June 23, 2022 at our 2022 Annual General Meeting, in connection with the allotment of shares or grant of rights to subscribe for or to convert any security into shares under or in connection with the Approved Share Option Schemes or any joint share ownership plans (whether tax-advantaged or otherwise) as the directors may, from time to time, approve, up to an aggregate nominal value of £200,000, for a period ending on the fifth anniversary of the date of our 2022 Annual General Meeting (i.e. at 11:59 pm on June 23, 2027). Such authorities will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

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

Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we believe we were a PFIC for U.S. income tax purposes for the taxable year ending December 31, 2023. There can be no assurance regarding our PFIC status for the current taxable year or any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Whether we will be a PFIC in the current or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our goodwill and other intangible assets, is uncertain and may vary substantially over time. In addition, the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year (to the extent applicable) will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC in the current or for any future taxable year. Accordingly, U.S. Holders should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

Mark-to-Market Election

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs, then in lieu of being subject to the special tax regime and interest charge rules discussed above, a U.S. Holder may make an election to include gain on the ADSs as ordinary income under a mark-to-market method, provided that the ADSs are treated as “regularly traded” on a “qualified exchange.” In general, the ADSs will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. Although the U.S. Internal Revenue Service, or the IRS, has not published any authority identifying specific exchanges that may constitute “qualified exchanges,” Treasury Regulations provide that a qualified exchange is (a) a U.S. securities exchange that is registered with the Securities and Exchange Commission, or the SEC, (b) the U.S. market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such non-U.S. exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors; and the laws of the country in which such non-U.S. exchange is located and the rules of such non-U.S. exchange ensure that such requirements are actually enforced and (ii) the rules of such non-U.S. exchange effectively promote active trading of listed shares. We have received approval to list our ADSs on the Nasdaq Capital Market, which is a U.S. securities exchange that is registered with the SEC. However, no assurance can be given that the ADSs will meet the requirements to be treated as “regularly traded” for purposes of the mark-to-market election. In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the special tax regime with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including shares in any future subsidiary of ours that is treated as a PFIC.

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

United Kingdom Income Tax. An individual U.K. Holder (being an individual who is resident for tax purposes in the United Kingdom) who receives a dividend from the company will generally be subject to income tax on the dividend. For the tax year 2023/2024, an individual U.K. Holder will generally pay income tax at a rate of 0% on the first £1,000 (the 'dividend allowance') of dividends received by such U.K. Holder. Dividend income taxed at 0% will be taken into account in determining the rate at which income in excess of this tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed. The dividend allowance will reduce from £1,000 to £500 on April 6, 2024.

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

United Kingdom Corporation Tax. A U.K. Holder within the charge to U.K. corporation tax may be entitled to exemption from U.K. corporation tax in respect of dividend payments. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, United Kingdom corporation tax will be chargeable on the amount of any dividends. The main rate of United Kingdom corporation tax for the 2023/2024 corporation tax year is 25% for U.K. corporations (or corporate groups) with annual profits of £250,000 or higher. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

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

Taxation of Disposals

U.K. Holders. A disposal or deemed disposal of ADSs by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of ADSs are the extent to which the U.K. Holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual allowance of tax-free gains in that tax year (the 'annual exemption'). The annual exemption for the 2023/2024 tax year is £6,000 and will be reduced to £3,000 on April 6, 2024. If, after all allowable deductions, an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of ADSs, the current applicable rate would be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and, after all allowable deductions, liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the current rate applicable to the excess would be 20%.

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

There will be no SDRT payable on the issue of ordinary shares to a depositary receipt system or a clearance service. We understand that HMRC recognizes The Depositary Trust Company, or DTC, as a clearance service for United Kingdom stamp duty and SDRT purposes.

Transfer to a depositary or clearance service. Transfers of, and unconditional agreements to transfer, ordinary shares to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or the provision of clearance services, will generally be regarded by HMRC as subject to SDRT (and where the transfer is effected by a written instrument, stamp duty) at a rate of 1.5% of the amount or value of the consideration or, in certain circumstances, the value of the ordinary shares transferred unless, (a) in the case of a clearance service, it has made an election under section 97A(1) Finance Act 1986, or (b) such transfer is in the course of an exempt capital-raising arrangement or an exempt listing arrangement. Transfers of ordinary shares between depositary receipt systems and clearance services will generally be exempt from stamp duty and SDRT unless, in the case of a clearance service, it has made an election under section 97A(1) Finance Act 1986. Our understanding is that DTC has not made such an election.

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

Interest Rate Risk

As of December 31, 2023, the Company had cash and cash equivalents of £17.2 million (2022: £41.9 million). Exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates. The Company’s surplus cash and cash equivalents are invested in interest-bearing accounts and certificates of deposit from time to time which earn interest at fixed or variable rates based on the terms agreed for each account. The Company has not entered into investments for trading or speculative purposes.

An increase in the bank interest rates by 0.5 percentage points would increase the net annual interest income applicable to the cash and cash equivalents held on variable and short-term fixed rate deposits by £45,000 (2022: £169,000).

Currency Risk

The Company’s functional currency is U.K. pounds sterling, and our transactions are commonly denominated in that currency. However, a portion of expenses are incurred in other currencies, primarily U.S. dollars, and are exposed to the effects of this exchange rate.

Although the Company is based in the United Kingdom, it sources active pharmaceutical ingredient, raw materials, research and development, manufacturing, consulting and other services worldwide, including from the United States, the European Union and India. Any weakening of the pound sterling against the currencies of such other jurisdictions makes the purchase of such goods and services more expensive for the Company. The Company seeks to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. The Company thus holds a significant portion of cash and cash equivalents in U.S. dollars and reports the impact of exchange rates movements on these balances. The Company does not use derivative instruments to manage exchange rate exposure. A 1% increase in the value of the pound sterling relative to the U.S. dollar would reduce the carrying value of net financial assets and liabilities in foreign currencies at December 31, 2023 by £74,000 (2022: £283,000).

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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as at December 31, 2023. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as at December 31, 2023.

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

Ernst & Young LLP has served as our independent registered public accountant for each of the years ended December 31, 2021, December 31, 2022, and December 31, 2023 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees billed to us, including some of our subsidiaries, for services rendered by Ernst & Young LLP.

	Year ended December 31,
	2023	2022
	(in thousands)
Audit Fees	£353	£407
Audit-Related Fees (1)	277	128
Total	£630	£535

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
•
Exemption from Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under U.K. law given our Articles of Association provide quorum requirements that are generally applicable to meetings of shareholders.
•
Exemption from Nasdaq Rule 5635, which generally requires an issuer to seek shareholder approval in connection with certain private placements of equity securities. We intend to follow the requirements of the Companies Act 2006 with respect to any requirement to obtain shareholder approval to authorize our directors to allot shares and to disapply statutory pre-emption rights prior to any private placements of equity securities.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to U.K. requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers as set forth in the prior sentence. Accordingly, our shareholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act, as described above; however, we will be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Item 16H. Mine Safety Disclosure

Not Applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 16K. Cybersecurity

We recognize the critical importance of maintaining the trust and confidence of patients, business partners and employees toward our business and are committed to protecting the confidentiality, integrity and availability of our business operations and systems. Our board of directors is actively involved in oversight of our risk management activities, and cybersecurity represents an important element of our overall approach to risk management. Our cybersecurity policies, standards, processes and practices are based on recognized frameworks established by the United Kingdom National Cyber Security Centre (NCSC) and other applicable industry standards. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Cybersecurity Risk Management and Strategy; Effect of Risk

We face risks related to cybersecurity such as unauthorized access, cybersecurity attacks and other security incidents, including as perpetrated by hackers and unintentional damage or disruption to hardware and software systems, loss of data, and misappropriation of confidential information. To identify and assess material risks from cybersecurity threats, we maintain a comprehensive cybersecurity program and have implemented a Cyber Security Management Team (CSMT) to ensure our systems are effective and prepared for information security risks, including regular oversight of our programs for security monitoring for internal and external threats to ensure the confidentiality and integrity of our information assets. The CSMT consists of our Director of Operations, Director of Finance, Vice President of Strategy and Lifecycle Management, and Senior Vice President of Clinical Operations.

We consider risks from cybersecurity threats alongside other company risks as part of our overall risk assessment process. We employ a range of tools and the services of third party service providers, including vulnerability assessments, to inform our risk identification and assessment. As discussed in more detail under “Cybersecurity Governance” below, our Audit Committee of our board of directors provides oversight of our CSMT, which leads and conducts our cybersecurity risk management and strategy processes.

We also identify our cybersecurity threat risks by comparing our processes to standards set by the NCSC, as well as by engaging experts to attempt to infiltrate our information systems and conduct risk management assessments. To provide for the availability of critical data and systems, maintain regulatory compliance, manage our material risks from cybersecurity threats, and protect against and respond to cybersecurity incidents, we undertake the following activities:

•
monitor emerging data protection laws and implement changes to our processes that are designed to comply with such laws;
•
through our policies, practices and contracts (as applicable), require employees, as well as third parties that provide services on our behalf, to treat confidential information and data with care;
•
employ technical safeguards that are designed to protect our information systems from cybersecurity threats, including software operating system updates, anti-virus software, multifactor authentication, firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence;
•
implement an incident notification and response process to help us identify, protect, detect, respond and recover when there is an actual or potential cybersecurity incident; and
•
employ a software patch and vulnerability management program, including software updates, computer back-up processes, information technology support, and regular third party vulnerability scans.

Our incident response plan coordinates the activities we take to prepare for, detect, respond to and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate damage to our business and reputation.

As part of the above processes, we regularly engage with consultants and other third parties, including regular third party review of our cybersecurity program to help identify areas for continued focus, improvement and compliance.

Our processes to address cybersecurity threat risks associated with our use of third party service providers, including our suppliers and manufacturers who have access to patient and employee data or our systems, include requiring those third parties that could introduce significant cybersecurity risk to us to agree by contract to manage their cybersecurity risks in specified ways, including with respect to processing and transferring personal and patient data. We intend to conduct due diligence of third party vendors and supplier cybersecurity protocols.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the headings “Our proprietary information, or that of our suppliers and any future collaborators, may be lost or we may suffer security breaches,” “We face regulation and potential liability related to the privacy of health information we obtain from clinical trials sponsored by us or our collaborators,” and

“Our business and operations could suffer in the event of information technology and other internal infrastructure system failures,” which disclosures are incorporated by reference herein.

We have not experienced any material cybersecurity incidents and we have not incurred any expenses in relation to cybersecurity incidents. This includes penalties and settlements, of which there were none.

Cybersecurity Governance; Management

Cybersecurity is an important part of our risk management processes and an area of focus for our board of directors and management. In general, our Audit Committee of our Board of Directors and our Executive Management oversee our CSMT, which oversees our risk management activities designed and implemented by our management, and considers specific risks, including, for example, risks associated with our strategic plan, business operations, and capital structure. Our Audit Committee of our Board of Directors and Executive Management executes its oversight responsibility for risk management both directly and through delegating oversight of certain of these risks to our CSMT, and our board of directors has authorized our Audit Committee and CSMT to oversee risks from cybersecurity threats.

At least quarterly, our Audit Committee receives an update from our CSMT of our cybersecurity threat risk management and strategy processes covering topics such as data security posture, any results from third party assessments, progress towards pre-determined risk-mitigation-related goals, our incident response plan, and material cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to such risks. In such sessions, our Audit Committee generally receives materials that include current and emerging material cybersecurity threat risks, describing our ability to mitigate those risks, as well as recent developments, evolving standards, technological developments and information security considerations arising with respect to our peers and third parties. Our Audit Committee and Executive Management also receive prompt and timely information regarding any cybersecurity incident that meets establishing reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed.

Members of our Audit Committee and Board of Directors are also encouraged to regularly engage in conversations with Executive Management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs. Material cybersecurity threat risks are also considered during separate Board meeting discussions of important matters like enterprise risk management, operational budgeting, business continuity planning, mergers and acquisitions, brand management, and other relevant matters.

Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our CSMT, which consists of our Director of Operations, Director of Finance, Vice President of Strategy and Lifecycle Management, and Senior Vice President of Clinical Operations. Such individuals have collectively over 16 years of prior work experience in various roles involving managing information security, developing cybersecurity strategy, implementing effective information and cybersecurity programs. These team members are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan. As discussed above, these management team members report to the Audit Committee of our Board of Directors and Executive Management about cybersecurity threat risks, among other cybersecurity related matters, on a quarterly basis.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19. Exhibits

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Association of the registrant	Form S-8	333-223476	3.1	03/07/2018

2.1	Deposit Agreement by and among the registrant and Citibank, N.A. and all Holders and Beneficial Owners of ADSs issued hereunder, dated as of October 2, 2017	Form 20-F	001-38215	2.1	03/22/2018

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	Form 20-F	001-38215	2.1	03/22/2018

4.1	Registration Rights Agreement by and among the registrant and the investors named therein, dated as of September 20, 2017	Form 20-F	001-38215	4.1	03/22/2018

4.2#	2009 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.1	09/18/2017

4.3#	2012 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.2	09/18/2017

4.4#	2016 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.3	09/18/2017

4.5#	2020 Long-Term Incentive Plan	Form S-8	333-227624	10.1	08/19/2020

4.6#	2020 Company Share Option Plan	Form S-8	333-227624	10.2	08/19/2020

4.7†	Variation Agreement, dated March 15, 2012, by and between the registrant and Cardiff ProTides Limited and the related Side Letter, dated May 15, 2012	Form F-1/A	333-220321	10.5	09/18/2017

4.8†	Assignment, License and Collaboration Agreement, dated October 13, 2009, by and between the registrant and Cardiff ProTides Limited	Form F-1/A	333-220321	10.6	09/18/2017

4.9†	Patent Assignment Agreement, dated March 15, 2012, by and between the registrant and Cardiff ProTides Limited	Form F-1/A	333-220321	10.7	09/18/2017

4.10†	Research, Collaboration and License Agreement, dated December 21, 2017, by and between the registrant, Cardiff University and University College Cardiff Consultants Ltd, as amended by Amendment No. 1, dated February 1, 2018	Form 20-F	001-38215	4.10	03/22/2018

4.11+	Amendment No. 4, dated February 20, 2020, to Research, Collaboration and License Agreement dated December 21, 2017, by and between the registrant, Cardiff University and University College Cardiff Consultants Ltd	Form 20-F	001-38215	4.11	03/10/2020

4.12+	Amendment No. 5, dated December 11, 2020, to Research, Collaboration and License Agreement dated December 21, 2017, by and between the registrant, Cardiff University and University College Cardiff Consultants Ltd	Form 20-F	001-38215	4.12	03/04/2021

4.13	Lease between the registrant and Drum Income Plus Limited, dated September 21, 2017	Form 20-F	001-38215	4.11	03/22/2018

4.14#	Form of Deed of Indemnity for directors and officers	Form F-1/A	333-2220321	10.10	09/18/2017

4.15	Description of securities of the registrant	Form 20-F	001-38215	4.14	03/10/2020

4.16*	Minute of Variation between the registrant and Custodian REIT PLC, dated October 27, 2022

8.1	List of subsidiaries of the registrant	Form F-1/A	333-220321	21.1	09/01/2017

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1*	Section 1350 Certification of Chief Executive Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2*	Section 1350 Certification of Chief Financial Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young LLP

97.1*	Clawback Policy, adopted by the registrant on December 1, 2023
101.Inline INS XBRL Instance Document
101.Inline SCH XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

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
Date: March 20, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NuCana plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of NuCana plc (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with U.K. adopted international accounting standards.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 of the consolidated financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Recognition of clinical trial investigator fees

Description of the Matter

At December 31, 2023, the Company has recognized accruals for clinical trial investigator fees of £4.8 million, within the total of £6.2 million of accruals for clinical trial expenses. As disclosed in note 2 of the consolidated financial statements, the Company recognizes within clinical trial expenses, investigator fees for clinical trials in the statement of operations in the period in which they are incurred, which depends on management’s assessment of the progress of clinical trials at the period end.

Auditing the accounting for clinical trial investigator fees was challenging due to the judgement and subjectivity involved in management’s assessment of the investigator fees incurred relative to the progress of clinical trials, specifically activities conducted by third-party service providers, and the evaluation of the completeness and accuracy of the data used to estimate the related accruals.

How we addressed the matter in our audit

To assess the accounting for clinical trial investigator fees, our audit procedures included, among others, testing the completeness and accuracy of underlying data used by management to estimate investigator fees incurred by inspecting the related contracts and amendments to the contracts with third-party service providers and comparing the contracted rates to those applied in management’s estimate. In order to assess the progress of clinical trial activities at the period end, our procedures included inquiry of research and development personnel regarding such progress and comparing to third-party reports detailing the progress of clinical trials. We independently confirmed the accuracy and completeness of the clinical trial status reports with the third-party service providers. We considered the consistency of materials reviewed by the Board of Directors regarding the status of clinical trial progress with the judgements applied by management in recording the accruals. We also inspected invoices received from third-party service providers and compared payments made subsequent to December 31, 2023, to the accruals for clinical trial investigator grant expenses as at December 31, 2023.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2014.

Edinburgh, United Kingdom

March 20, 2024

NUCANA PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,

	Notes	2023	2022	2021
		(in thousands, except per share data)
		£	£	£
Research and development expenses		(25,062)	(36,426)	(36,834)
Administrative expenses		(6,063)	(7,291)	(8,529)
Impairment of intangible assets	8	(503)	(292)	(2,809)
Net foreign exchange (losses) gains		(1,156)	4,887	267
Operating loss		(32,784)	(39,122)	(47,905)
Finance income		754	669	103
Loss before tax	5	(32,030)	(38,453)	(47,802)
Income tax credit	7	4,398	6,432	7,269
Loss for the year attributable to equity holders of the Company		(27,632)	(32,021)	(40,533)

Basic and diluted loss per share	4	(0.53)	(0.61)	(0.78)

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

YEAR ENDED DECEMBER 31,

	Notes	2023	2022	2021
		(in thousands)
		£	£	£
Loss for the year		(27,632)	(32,021)	(40,533)
Other comprehensive (expense) income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(41)	61	5
Other comprehensive (expense) income for the year		(41)	61	5
Total comprehensive loss for the year		(27,673)	(31,960)	(40,528)
Attributable to:
Equity holders of the Company		(27,673)	(31,960)	(40,528)

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT DECEMBER 31,

	Notes	2023	2022
		(in thousands)
		£	£
ASSETS
Non-current assets
Intangible assets	8	2,128	2,365
Property, plant and equipment	9	521	866
Deferred tax asset	7	143	103
		2,792	3,334
Current assets
Prepayments, accrued income and other receivables	11	2,671	3,957
Current income tax receivable	7	5,123	6,367
Other assets	10	—	2,684
Cash and cash equivalents	17	17,225	41,912
		25,019	54,920

Total assets		27,811	58,254

EQUITY AND LIABILITIES
Capital and reserves
Share capital and share premium	12	143,420	143,203
Other reserves	13	79,173	75,872
Accumulated deficit		(207,706)	(180,573)
Total equity attributable to equity holders of the Company		14,887	38,502

Non-current liabilities
Provisions	19	58	46
Lease liabilities	15	190	396
		248	442

Current liabilities
Trade payables		3,375	4,803
Payroll taxes and social security		155	162
Accrued expenditure		8,940	10,002
Lease liabilities	15	206	243
Provisions	19	—	4,100
		12,676	19,310

Total liabilities		12,924	19,752

Total equity and liabilities		27,811	58,254

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31,

	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2021	2,047	140,890	(339)	24,782	(22)	42,466	(110,594)	99,230
Loss for the year	—	—	—	—	—	—	(40,533)	(40,533)
Other comprehensive income for the year	—	—	—	—	5	—	—	5
Total comprehensive loss for the year	—	—	—	—	5	—	(40,533)	(40,528)
Share-based payments	—	—	—	6,664	—	—	—	6,664
Exercise of share options	40	160	—	(1,222)	—	—	1,204	182
Lapse of share options	—	—	—	(197)	—	—	197	—
Balance at December 31, 2021	2,087	141,050	(339)	30,027	(17)	42,466	(149,726)	65,548
Loss for the year	—	—	—	—	—	—	(32,021)	(32,021)
Other comprehensive income for the year	—	—	—	—	61	—	—	61
Total comprehensive loss for the year	—	—	—	—	61	—	(32,021)	(31,960)
Share-based payments	—	—	—	4,890	—	—	—	4,890
Exercise of share options	8	58	—	(362)	—	—	320	24
Lapse of share options	—	—	—	(854)	—	—	854	—
Balance at December 31, 2022	2,095	141,108	(339)	33,701	44	42,466	(180,573)	38,502
Loss for the year	—	—	—	—	—	—	(27,632)	(27,632)
Other comprehensive expense for the year	—	—	—	—	(41)	—	—	(41)
Total comprehensive loss for the year	—	—	—	—	(41)	—	(27,632)	(27,673)
Share-based payments	—	—	—	3,857	—	—	—	3,857
Exercise of share options	3	1	—	(277)	—	—	261	(12)
Lapse of share options	—	—	—	(238)	—	—	238	—
Issue of share capital	16	233	—	—	—	—	—	249
Share issue expenses	—	(36)	—	—	—	—	—	(36)
Balance at December 31, 2023	2,114	141,306	(339)	37,043	3	42,466	(207,706)	14,887

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31,

	2023	2022	2021
	(in thousands)
	£	£	£
Cash flows from operating activities
Loss for the year	(27,632)	(32,021)	(40,533)
Adjustments for:
Income tax credit	(4,398)	(6,432)	(7,269)
Amortization, depreciation and loss on disposal	575	732	942
Impairment of intangible assets	503	292	2,809
Movement in provisions	(4,109)	4,100	—
Finance income	(754)	(669)	(103)
Interest expense on lease liabilities	29	21	18
Share-based payments	3,857	4,890	6,664
Net foreign exchange losses (gains)	1,176	(5,014)	(335)
	(30,753)	(34,101)	(37,807)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	1,234	307	473
(Decrease) increase in trade payables	(1,428)	2,974	(428)
(Decrease) increase in payroll taxes, social security and accrued expenditure	(1,087)	442	4,050
Movements in working capital	(1,281)	3,723	4,095
Cash used in operations	(32,034)	(30,378)	(33,712)
Net income tax received	5,595	7,220	9,888
Net cash used in operating activities	(26,439)	(23,158)	(23,824)
Cash flows from investing activities
Interest received	770	638	101
Payments for property, plant and equipment	(4)	(12)	(64)
Payments for intangible assets	(474)	(506)	(1,001)
Repayment (payment) of other assets	2,596	—	(2,597)
Net cash from (used in) investing activities	2,888	120	(3,561)
Cash flows from financing activities
Payments of lease liabilities	(270)	(227)	(296)
Proceeds from issue of share capital - exercise of share options	4	66	198
Proceeds from issue of share capital	249	—	—
Share issue expenses	(36)	—	—
Net cash used in financing activities	(53)	(161)	(98)
Net decrease in cash and cash equivalents	(23,604)	(23,199)	(27,483)
Cash and cash equivalents at beginning of year	41,912	60,264	87,356
Effect of exchange rate changes on cash and cash equivalents	(1,083)	4,847	391
Cash and cash equivalents at end of year	17,225	41,912	60,264

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

The Company has had American Depository Shares (“ADSs”) registered with the US Securities and Exchange Commission (“SEC”) and has been listed on Nasdaq since October 2, 2017. From November 9, 2023 the Company transferred its listing to The Nasdaq Capital Market. The Company is incorporated in England and Wales and domiciled in the United Kingdom. The Company’s registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom and its principal place of business is located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

The Company has three wholly owned subsidiaries, NuCana Limited, NuCana, Inc. and NuCana BioMed Trustee Company Limited. The financial statements for the Company were authorized for issue by the board of directors on March 20, 2024.

2. Material accounting policies

Basis of preparation

The financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with U.K. adopted international accounting standards.

The Company’s financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2023. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

Going concern

The Company’s consolidated financial statements have been presented on the basis that it is a going concern. The Company has not generated any revenues from operations to date and does not expect to in the foreseeable future. As such, the Company has incurred recurring net losses, has an accumulated deficit totaling £207.7 million and cash flows used in operating activities of £26.4 million for the year ended December 31, 2023. The Company had £17.2 million of cash and cash equivalents at December 31, 2023.

In reviewing the going concern assessment the Company’s board of directors have considered a going concern period of 12-months from the issuance of these financial statements. Based on our current operating plan, our cash and cash equivalents on hand will not be sufficient to fund our anticipated operations for the entirety of the going concern assessment period. As the Company intends to continue to progress its research and development activities, there will be a requirement to seek additional capital within the going concern period to fund operations, which the Company may obtain from additional equity financings, debt financings or other sources. If the Company is unable to obtain additional capital, the Company will be required to delay or reduce its research and development programs which could negatively impact its ability to generate future sustainable operating revenues and profits.

As a result of these matters, there is uncertainty related to the ability of the Company to raise sufficient additional capital within the going concern period, prior to its cash balances being exhausted. These events or conditions raise substantial doubt about the Company’s ability to continue as a going concern and, therefore, that the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Material accounting policies (continued)

Judgements and estimates

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the amounts reported for assets and liabilities at the balance sheet dates and the amounts reported for revenue and expenses during the year. The nature of estimations means that actual outcomes could differ from those estimates.

The following judgements have had the most material effect on the amounts recognized in the financial statements:

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

The following estimates have had the most material effect on the amounts recognized in the financial statements:

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

Accruals for clinical trial expenses, including estimated amounts recognized consistent with the above policy, were £6.2 million at December 31, 2023 as compared to £6.6 million at December 31, 2022. This includes accruals for investigator fees of £4.8 million at December 31, 2023 as compared to £4.2 million at December 31, 2022.

Prepayments for clinical trial expenses, including estimated amounts recognized consistent with the above policy, were £1.0 million at December 31, 2023 as compared to £1.8 million at December 31, 2022. These amounts include sums that are expected to be utilized over the period of the associated trials, which in some cases could be greater than one year.

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

Accruals for contracted manufacturing expenses, including estimated amounts recognized consistent with the above policy, were £0.4 million at December 31, 2023 as compared to £0.4 million at December 31, 2022.

Prepayments for contracted manufacturing expenses, including estimated amounts recognized consistent with the above policy, were £41,000 at December 31, 2023 as compared to £0.1 million at December 31, 2022.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Material accounting policies (continued)

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

As of December 31, 2023, the Company had a provision of £nil (2022: £4.1 million) with respect to legal proceedings.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

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

2. Material accounting policies (continued)

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

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Material accounting policies (continued)

The Company’s primary patents each have a life of 20 years. Further patents are granted in various jurisdictions to extend the territorial coverage of the primary patent. These patents are granted up to the period of the related primary patent. Costs are amortized over the remaining life of the relevant primary patent. The amortization expense on intangible assets with finite lives is recognized in the statements of operations as an administrative expense. The amortization method and the amortization period for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful economic life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate.

Intangible assets are tested for impairment when there is an indicator of impairment.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position include cash at banks with deposit maturity terms of three months or less.

Research and development

Research and development expenses are recognized in the statement of operations in the year in which they are incurred. Development expenditures on an individual project will be recognized as an intangible asset when the Company can demonstrate:

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

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Material accounting policies (continued)

Income tax credit

The Company benefits from the U.K. and U.S. research and development tax credit regimes. In the United Kingdom, a portion of the Company’s losses can be surrendered for a cash rebate of up to 26.97% of eligible expenditures incurred on or after April 1, 2023 (33.35% prior to April 1, 2023). In the U.S. the Company is able to offset the research and development credits against corporation tax payable. Such credits are accounted for within the tax provision in the year in which the expenditures are incurred.

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

2. Material accounting policies (continued)

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

2. Material accounting policies (continued)

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

Accounting Standards

In preparing these financial statements, the Company has applied all relevant IAS, IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations as of the date of approval of these financial statements and which are mandatory for the financial year ended December 31, 2023.

The following amendments have been adopted as of January 1, 2023 in these financial statements:

•
IFRS 17 Insurance Contracts (effective from January 1, 2023)
•
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 – Disclosure of Accounting Policies (effective from January 1, 2023)
•
Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates (effective from January 1, 2023)
•
Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective from January 1, 2023)
•
Amendments to IAS 12 International Tax Reform - Pillar Two Model Rules (effective from January 1, 2023)

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Material accounting policies (continued)

The Company concluded that these have not had a material impact on the Company’s accounts in the period of initial application, but may impact the accounting for future transactions.

The IASB and IFRIC have issued the following standards and amendments with an effective date after the date of these financial statements:

•
Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current (effective from January 1, 2024)
•
Amendments to IAS 1 Presentation of Financial Statements – Non-Current Liabilities with Covenants (effective from January 1, 2024)
•
Amendments to IFRS 16 Lease Liability in a Sale and Leaseback (effective from January 1, 2024)
•
Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements (effective from January 1, 2024)
•
Amendments to IAS 21 Lack of Exchangeability (effective from January 1, 2025)

The Company will adopt the above standards and amendments on their effective date, although the Company has reviewed the above standards and amendments and considers that they either do not apply to the Company or will not have a material impact in future periods.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Staff costs

Included in research and development expenses:

	2023	2022	2021
	(in thousands)
	£	£	£
Wages and salaries	4,530	4,893	3,931
Social security costs	516	569	465
Pension costs	210	213	189
Share-based payments	2,551	3,125	3,833
	7,807	8,800	8,418

Included in administrative expenses:

	2023	2022	2021
	(in thousands)
	£	£	£
Wages and salaries	1,500	1,587	1,407
Social security costs	160	155	136
Pension costs	46	46	40
Share-based payments	1,306	1,765	2,831
	3,012	3,553	4,414

Total employee benefit expense	10,819	12,353	12,832

The average number of staff employed under contracts of service were:

	2023	2022	2021
	(number)
Research and development activities	23	26	25
Administrative activities	6	7	5
	29	33	30

Directors’ remuneration & other benefits

	2023	2022	2021
	(in thousands)
	£	£	£
Directors’ remuneration	1,216	1,290	1,149
Pension and other benefits	61	57	57
	1,277	1,347	1,206

The number of directors who exercised share options in 2023 was 2 (2022: 3; 2021: 3). The gain on exercise of these options was £8,000 (2022: £48,000; 2021: £0.7 million).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Staff costs (continued)

The above amounts for remuneration include the following in respect of the highest paid director:

	2023	2022	2021
	(in thousands)
	£	£	£
Directors’ remuneration	913	966	850
Pension and other benefits	61	57	57
	974	1,023	907

4. Basic and diluted loss per share

	2023	2022	2021
	(in thousands, except per share data)
	£	£	£
Loss for the year	(27,632)	(32,021)	(40,533)
Basic and diluted weighted average number of shares	52,573	52,235	52,041

	£	£	£
Basic and diluted loss per share	(0.53)	(0.61)	(0.78)

Basic loss per share is calculated by dividing the loss for the year attributable to the equity holders of the Company by the weighted average number of shares outstanding during the year.

The equity-settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

5. Loss before tax

Loss before tax is stated after charging:

	2023	2022	2021
	(in thousands)
	£	£	£
Administrative expenses:
Amortization	208	239	535
Depreciation	367	473	407

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. Capital commitments and contingencies

Other commitments

Collaboration and License Agreements

Cardiff University License

In August 2009, we entered into a research, collaboration and license agreement with Cardiff University and University College Cardiff Consultants Ltd., or Cardiff Consultants, which we refer to as the Cardiff Agreement. The Cardiff Agreement was subsequently renewed and expired at the end of March 31, 2022.

Prior to the expiration of the Cardiff Agreement, we notified Cardiff University and Cardiff Consultants regarding our selected ProTides for potential development of commercial products. Pursuant to the terms set out in the Cardiff Agreement, Cardiff University and Cardiff Consultants have granted us an exclusive worldwide license to use for all purposes the Cardiff intellectual property in respect of the nucleoside family of our selected ProTides. This license survives expiration of the Cardiff Agreement. During the license period Cardiff University and Cardiff Consultants may not undertake any research for any competing third party on nucleoside families of interest to us where such research would make use of the Cardiff intellectual property, or to grant rights in the Cardiff intellectual property to any third party for use in connection with nucleosides of interest to us.

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

Other contingent liabilities

Under the U.K. share-based payment plan, the Company granted unapproved share options that have fully vested. If and when these share options are exercised, the Company will be liable for the Employer Class 1 National Insurance payable to HMRC in the U.K. This contingent liability will be determined based on the market value of the shares on exercise less the exercise price paid by the option holders, at the prevailing rate of Employer National Insurance (currently 13.8%). Based on the closing share price of ADSs on the Nasdaq Capital Market on December 29, 2023, the last trading day of the period to which these financial statements relate, and assuming full exercise of all outstanding and vested unapproved share options on that date, the Employer National Insurance contingent liability would have been £0.1 million (December 31, 2022: £0.1 million).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Income tax credit

The major components of income tax for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	(in thousands)
	£	£	£
Current tax:
In respect of current year U.K.	4,558	6,366	7,185
In respect of current year U.S.	(1)	(3)	—
In respect of prior years U.K.	(206)	35	69
Total current tax	4,351	6,398	7,254

Deferred tax:
In respect of current year U.S.	48	34	15
In respect of prior years U.S.	(1)	—	—
Total deferred tax	47	34	15

Income tax credit	4,398	6,432	7,269

Current income tax receivable:
U.K. tax	5,121	6,366	7,185
U.S. tax	2	1	3
Current income tax receivable	5,123	6,367	7,188

Deferred tax:
U.S. tax	143	103	60

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Income tax credit (continued)

The credit for the year can be reconciled to the loss per the statement of operations as follows:

	2023	2022	2021
	(in thousands)
	£	£	£
Loss before tax	(32,030)	(38,453)	(47,802)
Tax on loss at standard U.K. tax rate of 23.52% (2022: 19%; 2021: 19%)	(7,533)	(7,306)	(9,082)
Effects of:
Expenses not deductible	4,818	4,595	4,757
Deduction for R&D	(7,394)	(8,342)	(9,415)
Losses surrendered for R&D tax credit	7,394	8,342	9,415
Deferred tax - prior year adjustment	1	—	—
Overseas tax payable - current year	1	3	—
R&D tax credit - U.S.	(48)	(34)	(15)
R&D tax credit - current year	(4,558)	(6,366)	(7,185)
R&D tax credit - prior years	206	(35)	(69)
Deferred tax asset not recognized	2,715	2,711	4,325
Income tax credit	(4,398)	(6,432)	(7,269)

In the United Kingdom, the Company has not recognized a deferred tax asset in respect of tax losses carried forward or temporary differences on share-based compensation arrangements as at December 31, 2023 on the basis that the timing during which tax losses or temporary differences could be regarded as recoverable against future taxable profits cannot be determined with reasonable certainty. In the United States, a deferred tax asset, which relates to research and development tax credits, has been recognized to the extent that management consider that adequate future taxable profits will be available to realize the deferred tax asset.

Temporary differences and cumulative carry forward tax losses for which deferred tax has not been recognized amount to £99.1 million (2022: £85.9 million; 2021: £74.4 million), comprising temporary differences on share-based compensation arrangements of £0.6 million (2022: £1.3 million; 2021: £4.1 million) and cumulative carry forward tax losses of £98.5 million (2022: £84.6 million; 2021: £70.3 million).

From April 1, 2023 the U.K. corporation tax rate increased from 19% to 25% for U.K. companies with annual profits of £250,000 or higher, which was substantively enacted on May 24, 2021 and meant the standard U.K. tax rate was 23.52% for the year ended December 31, 2023.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. Intangible assets

	Patents	Computer software	Total
	(in thousands)
	£	£	£
Cost:
At December 31, 2021	6,784	385	7,169
Additions	506	—	506
Disposals	—	(234)	(234)
At December 31, 2022	7,290	151	7,441
Accumulated amortization:
At December 31, 2021	4,439	320	4,759
Charge for the year	195	44	239
Disposals	—	(214)	(214)
Impairment	292	—	292
At December 31, 2022	4,926	150	5,076

Cost:
At December 31, 2022	7,290	151	7,441
Additions	474	—	474
At December 31, 2023	7,764	151	7,915
Accumulated amortization:
At December 31, 2022	4,926	150	5,076
Charge for the year	208	—	208
Impairment	503	—	503
At December 31, 2023	5,637	150	5,787

Net book value:
At December 31, 2023	2,127	1	2,128
At December 31, 2022	2,364	1	2,365

The Company regularly reviews its patent portfolio and during 2023 further development associated with a limited number of patents, relating mainly to preclinical drug candidates, was discontinued. Management concluded that this was an indication of impairment and an impairment charge of £0.5 million has been recognized, representing the aggregate carrying value of those patents as at December 31, 2023. This compared to an impairment charge of £0.3 million recognized as of December 31, 2022.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Property, plant and equipment

	Right of use assets	Office and computer equipment	Fixtures and fittings	Total
	(in thousands)
	£	£	£	£
Cost:
At December 31, 2021	1,093	379	715	2,187
Additions	—	10	—	10
Re-measurement	483	—	—	483
Disposals	(237)	(34)	(130)	(401)
Effect of foreign currency exchange differences	17	1	—	18
At December 31, 2022	1,356	356	585	2,297
Depreciation:
At December 31, 2021	721	249	366	1,336
Charge for the year	251	56	166	473
Disposals	(237)	(34)	(130)	(401)
Effect of foreign currency exchange differences	22	1	—	23
At December 31, 2022	757	272	402	1,431

Cost:
At December 31, 2022	1,356	356	585	2,297
Additions	—	4	21	25
Re-measurement	4	—	—	4
Disposals	—	(10)	—	(10)
Effect of foreign currency exchange differences	(22)	(1)	—	(23)
At December 31, 2023	1,338	349	606	2,293
Depreciation:
At December 31, 2022	757	272	402	1,431
Charge for the year	212	52	103	367
Disposals	—	(10)	—	(10)
Effect of foreign currency exchange differences	(16)	—	—	(16)
At December 31, 2023	953	314	505	1,772

Net book value:
At December 31, 2023	385	35	101	521
At December 31, 2022	599	84	183	866

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. Other assets

	2023	2022
	(in thousands)
	£	£
Other assets	—	2,684

In April 2021, the Company initiated legal proceedings against Gilead Sciences Ireland UC and Gilead Sciences GmbH in the German Regional Court of Dusseldorf (“RC Dusseldorf”) for patent infringement for the sale of Sovaldi as well as its combination products Harvoni, Vosevi and Epclusa in Germany. Later in 2021, the Company provided a security of €3.0 million by depositing funds with RC Dusseldorf to cover the legal costs of Gilead Sciences Ireland UC and Gilead Sciences GmbH in the event that the Company was unsuccessful in the final outcome of the patent infringement litigation in Germany. The other assets at December 31, 2022 of £2.7 million solely related to the security deposit provided.

In May 2023, the Company abandoned all proceedings in Germany and reached a settlement agreement with Gilead Sciences Ireland UC and Gilead Sciences GmbH, as disclosed in Note 19, and as a result, the security deposit was repaid in full in July 2023.

11. Prepayments, accrued income and other receivables

	2023	2022
	(in thousands)
	£	£
Prepayments - manufacturing and clinical	1,081	1,890
Prepayments - other	888	1,416
Accrued income	21	36
VAT	663	601
Other receivables	18	14
	2,671	3,957

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. Share capital and share premium

	2023	2022	2021
	(in thousands)
	£	£	£
Share capital	2,114	2,095	2,087
Share premium	141,306	141,108	141,050
	143,420	143,203	143,137

	Number	Number	Number
	(in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	52,860	52,373	52,180
	52,860	52,373	52,180

	Number of shares	Share capital	Share premium
	(in thousands)
		£	£
Fully paid shares:
Balance at December 31, 2021	52,180	2,087	141,050
Exercise of share options	193	8	58
Balance at December 31, 2022	52,373	2,095	141,108
Exercise of share options	79	3	1
Issue of share capital	408	16	197
Balance at December 31, 2023	52,860	2,114	141,306

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2023, 2022 or 2021.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Other reserves

	2023	2022	2021
	(in thousands)
	£	£	£
Own share reserve	(339)	(339)	(339)
Foreign currency translation reserve	3	44	(17)
Capital reserve	42,466	42,466	42,466
Share option reserve
Balance at beginning of year	33,701	30,027	24,782
Share-based payments	3,907	5,133	6,974
Exercise of share options	(277)	(362)	(1,222)
Forfeiture of share options	(50)	(243)	(310)
Lapse of share options	(238)	(854)	(197)
Balance at end of year	37,043	33,701	30,027
Total other reserves	79,173	75,872	72,137

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

2021, 2022 and 2023 options

In 2021, 2022 and 2023, share options were granted under the following share-based payment plan:

2020 Long-Term Incentive Plan

Options granted under this plan will vest if the option holder remains under their respective contract of employment or contract of service for the agreed vesting period. The share options granted under this plan will vest over a period of up to four years.

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

Share options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price per share
		£
Outstanding at January 1, 2021	7,724,791	3.78
Granted	4,329,913	1.91
Forfeited	(193,949)	5.26
Lapsed	(42,750)	11.21
Exercised[1]	(1,014,939)	0.20
Outstanding at December 31, 2021	10,803,066	3.32
Granted	1,497,013	0.39
Forfeited	(207,833)	2.83
Lapsed	(151,350)	8.40
Exercised[2]	(219,220)	0.30
Outstanding at December 31, 2022	11,721,676	2.94
Granted	2,733,139	0.82
Forfeited	(97,180)	1.37
Lapsed	(253,454)	1.42
Exercised[3]	(102,957)	0.04
Outstanding at December 31, 2023[4]	14,001,224	2.59
Vested and exercisable at December 31, 2023	7,564,156	3.61
Vested and exercisable at December 31, 2022	5,686,556	3.63
Vested and exercisable at December 31, 2021	4,138,803	3.51

1. The weighted average share price at the date of exercise of these options was £3.77
2. The weighted average share price at the date of exercise of these options was £0.85
3. The weighted average share price at the date of exercise of these options was £0.68
4. The exercise price of outstanding share options ranges from £0.04 to £18.05

The weighted average remaining contractual life of the share options outstanding as at December 31, 2023 is 6.66 years (2022: 6.99 years; 2021: 7.59 years).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Share-based payments (continued)

The following principal assumptions were used in the valuation for 2021 share options:

	Options granted on
	Jan 13, 2021	Feb 10, 2021	Feb 10, 2021
Vesting dates	Jan 13, 2022	Feb 10, 2022	Feb 10, 2022
	Jan 13, 2023	Feb 10, 2023	Feb 10, 2023
	Jan 13, 2024	Feb 10, 2024	Feb 10, 2024
	Jan 13, 2025	Feb 10, 2025	Feb 10, 2025
Volatility[1]	81.42%	87.66%	81.45%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	0.01%	0.01%	0.11%
Fair value of option at grant date[1]	£2.37	£4.49	£2.74
Fair value of share at grant date	£3.92	£4.53	£4.53
Exercise price at date of grant	£3.92	£0.04	£4.53
Lapse date	Jan 13, 2031	—	Feb 10, 2031
Expected option life (years)[1]	4.50	2.50	4.50
Number of options granted	200,000	91,888	872,775

	Feb 10, 2021	Aug 11, 2021	Sept 15, 2021
Vesting dates	Feb 10, 2022	Aug 11, 2022	Sept 15, 2022
	Feb 10, 2023	Aug 11, 2023	Sept 15, 2023
	Feb 10, 2024	Aug 11, 2024	Sept 15, 2024
	Feb 10, 2025	Aug 11, 2025	Sept 15, 2025
Volatility[1]	83.86%	81.07%	79.60%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	0.05%	0.28%	0.21%
Fair value of option at grant date[1]	£4.49	£0.95	£1.67
Fair value of share at grant date	£4.53	£1.57	£1.71
Exercise price at date of grant	£0.04	£1.57	£0.04
Lapse date	Feb 10, 2031	Aug 11, 2031	—
Expected option life (years)[1]	3.50	4.50	2.50
Number of options granted	337,000	430,000	140,650

	Sept 15, 2021	Sept 15, 2021	Dec 15, 2021
Vesting dates	Sept 15, 2022	Sept 15, 2022	Dec 15, 2022
	Sept 15, 2023	Sept 15, 2023	Dec 15, 2023
	Sept 15, 2024	Sept 15, 2024	Dec 15, 2024
	Sept 15, 2025	Sept 15, 2025	Dec 15, 2025
Volatility[1]	82.06%	80.90%	81.80%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	0.29%	0.36%	0.48%
Fair value of option at grant date[1]	£1.67	£1.04	£1.05
Fair value of share at grant date	£1.71	£1.71	£1.72
Exercise price at date of grant	£0.04	£1.71	£1.72
Lapse date	Sept 15, 2031	Sept 15, 2031	Dec 15, 2031
Expected option life (years)[1]	3.50	4.50	4.50
Number of options granted	603,900	1,488,700	165,000

1. Represents the average for the options granted

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

In the year ended December 31, 2021, an employee remuneration expense, all of which related to equity-settled share-based payments, of £6.7 million has been included in the statement of operations and credited to equity.

The following principal assumptions were used in the valuation for 2022 share options:

	Options granted on
	Mar 9, 2022	Mar 9, 2022
Vesting dates	Mar 9, 2023	Mar 9, 2023
	Mar 9, 2024	Mar 9, 2024
	Mar 9, 2025	Mar 9, 2025
	Mar 9, 2026	Mar 9, 2026
Volatility[1]	89.32%	95.70%
Dividend yield	0%	0%
Risk-free investment rate[1]	1.36%	1.37%
Fair value of option at grant date[1]	£0.37	£0.53
Fair value of share at grant date	£0.56	£0.56
Exercise price at date of grant	£0.56	£0.04
Lapse date	Mar 9, 2032	Mar 9, 2032
Expected option life (years)[1]	4.50	3.50
Number of options granted	1,020,925	95,000

	Jul 12, 2022	Jul 12, 2022
Vesting dates	Jul 12, 2023	Jul 12, 2023
	Jul 12, 2024	Jul 12, 2024
	Jul 12, 2025	Jul 12, 2025
	Jul 12, 2026	Jul 12, 2026
Volatility[1]	94.05%	103.18%
Dividend yield	0%	0%
Risk-free investment rate[1]	1.76%	1.79%
Fair value of option at grant date[1]	£0.64	£0.64
Fair value of share at grant date	£0.67	£0.67
Exercise price at date of grant	£0.04	£0.04
Lapse date	Jul 12, 2032	—
Expected option life (years)[1]	3.50	2.50
Number of options granted	275,725	105,363

1. Represents the average for the options granted

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

In the year ended December 31, 2022, an employee remuneration expense, all of which related to equity-settled share-based payments, of £4.9 million (2021: £6.7 million) has been included in the statement of operations and credited to equity.

The following principal assumptions were used in the valuation for 2023 share options:

	Options granted on
	Jan 11, 2023	Jan 11, 2023	Jan 11, 2023
Vesting dates	Jan 11, 2024	Jan 11, 2024	Jan 11, 2024
	Jan 11, 2025	Jan 11, 2025	Jan 11, 2025
	Jan 11, 2026	Jan 11, 2026	Jan 11, 2026
	Jan 11, 2027	Jan 11, 2027	Jan 11, 2027
Volatility[1]	97.11%	105.11%	116.33%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	3.31%	3.34%	3.38%
Fair value of option at grant date[1]	£0.87	£1.19	£1.19
Fair value of share at grant date	£1.23	£1.23	£1.23
Exercise price at date of grant	£1.23	£0.04	£0.04
Lapse date	Jan 11, 2033	Jan 11, 2033	—
Expected option life (years)[1]	4.50	3.50	2.50
Number of options granted	1,774,176	655,425	219,163

	Jun 16, 2023	Jun 16, 2023	Jul 12, 2023
Vesting dates	Jun 16, 2024	Jun 16, 2024	Jul 12, 2024
Volatility[1]	121.58%	124.98%	106.61%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	4.98%	4.99%	5.21%
Fair value of option at grant date[1]	£0.56	£0.55	£0.42
Fair value of share at grant date	£0.59	£0.59	£0.62
Exercise price at date of grant	£0.04	£0.04	£0.62
Lapse date	Jun 16, 2033	—	Jul 12, 2033
Expected option life (years)[1]	2.00	1.00	3.00
Number of options granted	37,500	9,375	37,500

1. Represents the average for the options granted

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Share-based payments (continued)

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to 2 years after vesting. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted until October 2, 2017, it is not possible to derive historical volatility from the Company’s ADSs prior to October 2017. For options with an estimated life of greater than five years, the underlying expected volatility was determined by using the historical volatility of similar listed entities as a proxy. The volatility percentage applied to each tranche is the average of the historical volatility of comparable companies to the Company. Options granted with an estimated life of five years or less, have been valued using the Company’s own historical volatility rates.

In the year ended December 31, 2023, an employee remuneration expense, all of which related to equity-settled share-based payments, of £3.9 million (2022: £4.9 million) has been included in the statement of operations and credited to equity.

15. Leases

The Company has lease contracts solely for office space with lease terms of between two and five years. Generally, the Company is restricted from assigning and subleasing the leased assets. There are a number of lease contracts that include extension and termination options and variable lease payments, which are discussed further below.

Refer to Note 9 for the carrying amounts of right of use assets recognized and the movements during the year.

The carrying amounts of lease liabilities and the movements during the year are as follows:

	2023	2022
	(in thousands)
	£	£
At January 1	639	371
Re-measurement of liability	4	480
Accretion of interest	29	21
Payments	(270)	(227)
Effect of foreign currency exchange differences	(6)	(6)
At December 31	396	639

Classified as:
Current	206	243
Non-current	190	396
	396	639

The maturity analysis of lease liabilities is as follows:

	2023	2022
	(in thousands)
	£	£
Contractual undiscounted payments
Not later than 1 year	224	272
Later than 1 year and not later than 3 years	164	306
Later than 3 years and not later than 5 years	41	123
Total contractual undiscounted payments	429	701
Less: effect of discounting	(33)	(62)
Discounted lease liabilities	396	639

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. Leases (continued)

The following amounts are recognized in the statements of operations with respect to lease contracts:

	2023	2022	2021
	(in thousands)
	£	£	£
Depreciation expense of right of use assets	212	251	266
Interest expense on lease liabilities (included in administrative expenses)	29	21	18
Total amount recognized in statements of operations	241	272	284

The Company had total net cash outflows for leases of £0.3 million in 2023 (2022: £0.2 million).

The Company has one lease contract with variable payments where the lease costs after the first year of the lease are increased based upon a consumer price index and, therefore, the lease liability for this lease was re-measured at December 31, 2023. All other lease contracts have fixed payments.

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

Based upon the current lease cost, the undiscounted future rental payments of potential extension options that are not included in the lease liability are as follows:

	2023	2022
	(in thousands)
	£	£
Extension options not expected to be exercised
Not later than 5 years	256	256
Total	256	256

16. Related party disclosures

Compensation of key management personnel of the Company

	2023	2022	2021
	(in thousands)
	£	£	£
Short-term employee benefits	2,684	2,770	2,165
Pension and other benefits	145	135	104
Share-based payments	3,154	4,255	5,637
	5,983	7,160	7,906

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting year.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. Cash and cash equivalents

	2023	2022
	(in thousands)
	£	£
Cash and cash equivalents	17,225	41,912

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

Interest Rate Risk

As of December 31, 2023, the Company had cash and cash equivalents of £17.2 million (2022: £41.9 million). Exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates. The Company’s surplus cash and cash equivalents are invested in interest bearing accounts and certificates of deposit from time to time which earn interest at fixed or variable rates based on the terms agreed for each account. The Company has not entered into investments for trading or speculative purposes.

Financial assets subject to fixed or variable interest rates are as follows:

	2023	2022
	(in thousands)
	Carrying amount	Carrying amount
	£	£
Financial assets at short-term fixed rates
Cash and cash equivalents	1,961	9,360
Financial assets at variable rates
Cash and cash equivalents	6,960	24,348
Non-interest bearing cash balances
Cash and cash equivalents	8,304	8,204

An increase in the bank interest rates by 0.5 percentage points would increase the net annual interest income applicable to the cash and cash equivalents held on variable and short-term fixed rate deposits by £45,000 (2022: £169,000).

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

The Company does not use derivative instruments to manage exchange rate exposure.

Financial assets and liabilities in foreign currencies, primarily held in U.S. dollars, are as follows:

	2023	2022
	(in thousands)
	Carrying amount	Carrying amount
	£	£
Financial assets
Prepayments, accrued income and other receivables	2,027	2,891
Current income tax receivable	2	1
Cash and cash equivalents	10,949	27,924

Financial liabilities
Trade payables	596	727
Lease liabilities	66	132
Accrued expenditure	4,930	1,694

A 1% increase in the value of the U.K. pound sterling relative to the U.S. dollar would reduce the carrying value of net financial assets and liabilities in foreign currencies by £74,000 (2022: £283,000).

Credit risk

The Company actively manages cash and cash equivalents across a number of banks and has deposits with different maturity dates. The Company monitors the credit rating of those banks.

The majority of the Company's cash and cash equivalents at December 31, 2023 are above the £85,000 per depositor per bank protected by the U.K. Financial Services Compensation Scheme. However, over 99 percent of the Company’s cash and cash equivalents at December 31, 2023 were held at U.K. and U.S. financial institutions with short-term A-rated credit ratings, as assessed by recognized international credit rating agencies. As a result, no provision for expected credit losses has been recognized.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. Provisions

	Legal proceedings	Dilapidations	Total
	(in thousands)
	£	£	£
At January 1, 2023	4,100	46	4,146
Additions	—	21	21
Reverse unused	(46)	—	(46)
Utilized	(3,801)	(9)	(3,810)
Transfer from prepayments, accrued income and other receivables	(247)	—	(247)
Effect of foreign currency exchange differences	(6)	—	(6)
At December 31, 2023	—	58	58

Classified as:
Non-current	—	58	58
	—	58	58

Legal proceedings

In February 2021, Gilead Sciences, Inc. and Gilead Sciences Limited filed a lawsuit against the Company in the Patents Court of the High Court of Justice of England and Wales requesting revocation of the U.K. part of EP 2955190, or EP 190. Subsequently, in March 2021, we filed a counterclaim against the two Gilead entities alleging infringement of our patent resulting from acts including the sale of Sovaldi, as well as its combination products Harvoni, Vosevi and Epclusa, in the U.K. In September 2022, we were granted a further European patent from the EPO, EP 3904365, or EP 365, that covers the composition of matter of a smaller genus of phosphoramidate nucleotide compounds that includes sofosbuvir. Gilead Sciences, Inc. and Gilead Sciences Limited subsequently amended their claim to request revocation of the U.K. part of EP 365 and we counterclaimed for infringement. The Patents Court of the High Court of Justice of England and Wales heard this case between January 20, 2023 and February 3, 2023 and a judgment was handed down on March 21, 2023. In its judgment, the High Court deemed that EP 190 and EP 365 were invalid in the U.K. Following the judgment, the two Gilead entities were entitled to recover a portion of their legal costs from the Company. The judgment was a post balance sheet adjusting event, so a provision of £3.0 million was recognized as at December 31, 2022 with respect to an estimate of the cost reimbursement due to Gilead.

In addition, following the decision of the EPO Technical Board of Appeal on March 24, 2023 revoking EP 190, the Company reassessed its estimate of the outcome and financial effect of the patent infringement proceedings in Germany, disclosed in Note 10, and a provision of £1.1 million was recognized as at December 31, 2022 with respect to an estimate of the cost reimbursement due to Gilead.

All obligations arising from the patent infringement litigation in the U.K. and Germany have been settled as at December 31, 2023.

Dilapidations

The Company has lease contracts for office space that have a requirement to remove all fixtures and fittings on termination of the lease. As of December 31, 2023, the Company had a provision of £58,000 (2022: £46,000) to cover the costs of complying with these requirements.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. Events after the reporting period

There have been no significant changes to the Company’s circumstances since the year end.