Form 20-F
period 2024-12-31
NuCana plc
filed 2025-03-20
CIK 1709626

As filed with the Securities and Exchange Commission on March 20, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

NuCana plc

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

Telephone: +44 (0)131 357 1111

Email: info@nucana.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing twenty-five Ordinary Shares, nominal value £0.04 per share	NCNA	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 142,037,199 ordinary shares, par value £0.04 per share.

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as at December 31, 2024, 2023, 2022, 2021, and 2020 and for the years ended December 31, 2024, 2023, 2022, 2021, and 2020 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The financial statement data as at December 31, 2022, 2021 and 2020 and for the years ended December 31, 2021 and 2020 have been derived from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by IASB.

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

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains estimates and forward-looking statements, principally in the sections titled “Risk Factors,” “Operating and Financial Review and Prospects” and “Business.” Some of the matters discussed concerning our operations and financial performance include forward-looking statements and estimates within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements and estimates. Forward-looking statements include, but are not limited to, statements about:

•
the development of NUC-7738 and NUC-3373, as well as Acelarin, including statements regarding the expected initiation, timing, progress and availability of data from our clinical trials;
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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.
Selected Financial Data

The following tables summarize our consolidated financial data as of the dates and for the periods indicated. The consolidated financial data as of and for the years ended December 31, 2024, 2023, 2022, 2021 and 2020 have been derived from our consolidated financial statements, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report.

	Year Ended December 31,
	2024	2023	2022	2021	2020
	(in thousands, except per share data)
Consolidated statement of operations and comprehensive loss data:
Research and development expenses	£(18,017)	£(25,062)	£(36,426)	£(36,834)	£(25,899)
Administrative expenses	(4,988)	(6,063)	(7,291)	(8,529)	(7,050)
Impairment of intangible assets	(33)	(503)	(292)	(2,809)	—
Net foreign exchange gains (losses)	229	(1,156)	4,887	267	(3,472)
Operating loss	(22,809)	(32,784)	(39,122)	(47,905)	(36,421)
Finance income	358	754	669	103	246
Loss before tax	(22,451)	(32,030)	(38,453)	(47,802)	(36,175)
Income tax credit	3,454	4,398	6,432	7,269	5,493
Loss for the year	(18,997)	(27,632)	(32,021)	(40,533)	(30,682)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	15	(41)	61	5	(12)
Total comprehensive loss for the year	£(18,982)	£(27,673)	£(31,960)	£(40,528)	£(30,694)

Basic and diluted loss per ordinary share	£(0.26)	£(0.53)	£(0.61)	£(0.78)	£(0.81)

	As of December 31,
	2024	2023	2022	2021	2020
	(in thousands)
Consolidated statement of financial position data:
Cash and cash equivalents	£6,749	£17,225	£41,912	£60,264	£87,356
Total assets	14,774	27,811	58,254	77,474	107,792
Share capital	5,681	2,114	2,095	2,087	2,047
Share premium	146,146	141,306	141,108	141,050	140,890
Accumulated deficit	(224,294)	(207,706)	(180,573)	(149,726)	(110,594)
Capital reserve (1)	42,466	42,466	42,466	42,466	42,466
Net assets/Total equity attributable to equity holders of the Company	5,954	14,887	38,502	65,548	99,230
Total liabilities	(8,820)	(12,924)	(19,752)	(11,926)	(8,562)

Number of ordinary shares	142,037	52,860	52,373	52,180	51,175

(1)
The capital reserve balance arose from the impact of the reduction of our share premium account and corresponding increase to our capital reserve account reflected as of June 30, 2017 in connection with our re-registration as a public limited company, as further described in Note 12 to the consolidated financial statements.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Our business has significant risks. You should carefully consider the following risk factors and all other information contained in our Annual Report on Form 20-F for the year ended December 31, 2024, or Annual Report, and in subsequent reports filed on Form 6-K, including our consolidated financial statements and the related notes. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to our business, results of operations and financial condition. If any of these risks materialize, our business, results of operations or financial condition could suffer and the price of the American Depositary Shares, or ADSs, could decline. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect our business, results of operations and financial condition.

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
•
We depend heavily on the success of our product candidates NUC-7738 and NUC-3373. We cannot give any assurance that these product candidates will receive regulatory approval for any indication, which is necessary before any of them can be commercialized. If we, and any collaborators with whom we may enter into agreements for the development and commercialization of any of these product candidates, are unable to commercialize them, or experience significant delays in doing so, our ability to generate revenue and our financial condition will be adversely affected.
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

We have incurred significant operating losses since our inception. We incurred net losses of £30.7 million for the year ended December 31, 2020, £40.5 million for the year ended December 31, 2021, £32.0 million for the year ended December 31, 2022, £27.6 million for the year ended December 31, 2023, and £19.0 million for the year ended December 31, 2024. As of December 31, 2024, we had an accumulated deficit of £224.3 million. Our product candidate, NUC-7738, is currently in the Phase 2 part of a Phase 1/2 clinical trial (NuTide:701) for patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. Our product candidate, NUC-3373, is currently being evaluated in a Phase 1b/2 modular clinical trial

(NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. It may be several years, if ever, before we have a product candidate ready for commercialization. To date, we have financed our operations primarily through public and private placements of our equity securities. We expect to continue to incur significant expenses and operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we:

•
continue development of our ProTides, including completing ongoing clinical trials and initiating additional clinical trials of NUC-7738 and NUC-3373;
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
•
obtaining satisfactory acceptance, formulary placement coverage and adequate reimbursement for our approved products from third-party payors, including private health insurers, managed care providers and governmental payor programs, including Medicare and Medicaid in the United States;
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

We depend heavily on the success of our product candidates, NUC-7738 and NUC-3373. We cannot give any assurance that these product candidates will receive regulatory approval for any indication, which is necessary before any of them can be commercialized. If we, and any collaborators with whom we may enter into agreements for the development and commercialization of any of these product candidates, are unable to commercialize them, or experience significant delays in doing so, our ability to generate revenue and our financial condition will be adversely affected.

We do not currently generate any revenues from sales of any products, and we may never be able to develop or commercialize a marketable product. We have invested substantially all of our efforts and financial resources to date in the development of NUC-7738 and NUC-3373, as well as Acelarin, for which we discontinued the NuTide:121 clinical trial in March 2022. Our ability to generate product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on the successful development and eventual commercialization of these product candidates, if approved, which may never occur. Each of NUC-7738 and NUC-3373 will require additional clinical development, management of clinical, preclinical and manufacturing activities, regulatory approval in multiple jurisdictions, procurement of manufacturing supply, commercialization, substantial additional investment and significant marketing efforts before we generate any revenues from product sales, if at all. We are not permitted to market or promote any product candidates in the United States, Europe or other countries before we receive regulatory approval from the FDA, the EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for NUC-7738, NUC-3373 or any future product candidate. We have not submitted a New Drug Application, or NDA, to the FDA, a Marketing Authorization Application, or MAA, to the EMA or comparable applications to other regulatory authorities for any of our product candidates and do not expect to be in a position to do so in the foreseeable future. The success of our product candidates will depend on many factors, including the following:

•
we may not be able to demonstrate that the product candidate is safe and effective as a treatment for our targeted indications to the satisfaction of the applicable regulatory authorities;
•
the applicable regulatory authorities may require additional nonclinical studies or clinical trials of the product candidate, including additional toxicology trials, which would increase our costs and prolong our development;
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
•
if we submit an NDA to the FDA or an MAA to the EMA, and it is reviewed by an advisory committee, the advisory committee may recommend against approval of our application or may recommend that the FDA or the EMA require, as a condition of approval, additional nonclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;
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
•
we are dependent on the efforts of third parties in completing clinical trials of, receiving regulatory approval for and commercializing, any product candidate we license to such third parties;
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

With respect to each of NUC-7738 and NUC-3373, if we or our suppliers, as applicable, do not overcome one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize that product candidate.

We cannot be certain that NUC-7738 or NUC-3373 or any future product candidates will be successful in clinical trials or receive regulatory approval. Further, NUC-7738 or NUC-3373 or any future product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for NUC-7738 or NUC-3373 or any future product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to manufacture and market NUC-7738 or NUC-3373 or any future product candidates, our revenues will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights. If the markets for patient groups that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

We plan to seek regulatory approval to commercialize NUC-7738 and NUC-3373 in the United States and the European Union, and potentially in additional countries. While the scope of regulatory approval is similar in many countries, to obtain separate regulatory approval in multiple countries requires us to comply with the numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials, commercial sales, pricing and distribution of NUC-7738 and NUC-3373, and we cannot predict success in these jurisdictions.

Products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval from the FDA and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality. Discussions with the FDA about the feasibility of an accelerated approval typically begin early in the development of a new drug product in order to identify, among other things, an appropriate surrogate or intermediate clinical endpoint.

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

Even if we were to receive accelerated approval from the FDA for any of our other product candidates, we will be subject to rigorous post-marketing requirements, including the submission of confirmatory clinical data verifying the clinical benefit of the product. Drug products marketed under an accelerated approval NDA also are subject to a requirement that all promotional materials must be submitted to the FDA at least 30 days prior to their dissemination. The FDA could seek to withdraw accelerated approval for multiple reasons, including if we fail to complete the required post-marketing study with due diligence, the post-marketing study fails to verify the product’s clinical benefit, other evidence shows that the product is not safe or effective under the conditions of use, or we disseminate promotional materials that are found by the FDA to be false and misleading.

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

As of December 31, 2024, we had £6.7 million in cash and cash equivalents. We believe, based upon our current operating plan, that, our cash and cash equivalents on hand will not be sufficient to fund our anticipated operations for at least the next twelve months. Our future capital requirements and the period for which we expect our existing resources to support our operations may vary significantly from what we expect. Our monthly spending levels vary based on new and ongoing research and development and other corporate activities. Because the length of time and activities associated with successful research and development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. In addition, our future capital requirements will depend on many factors, and could increase significantly as a result of many factors, including:

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

The development of pharmaceutical drugs is capital-intensive. We have incurred recurring losses from our operations, have an accumulated deficit totaling £224.3 million and cash flows used in operating activities of £19.1 million as of and for the year ended December 31, 2024. We had cash and cash equivalents of £6.7 million at December 31, 2024. We expect our expenses to increase in the medium to long-term with our ongoing activities, particularly if we conduct larger-scale clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, we will continue to incur costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. In addition, we have based estimates of our cash runway on assumptions including, but not limited to, our expectations as to our future expenses and costs and our continued eligibility to receive tax relief or credits in connection with our R&D expenditure in the United Kingdom. There is no assurance that these assumptions will be correct and, as a result, we could use our available capital resources sooner than we currently expect. Because of these funding needs and related risks and the current cash balance on hand, there is uncertainty related to our ability to raise sufficient additional capital within the going concern period, prior to our cash balances being exhausted, which occurs in the going concern assessment period. These events or conditions raise substantial doubt on our ability to continue as a going concern and, therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities. We may also need to raise additional funds if we choose to pursue additional indications or geographies for development and commercialization of our product candidates or otherwise expand more rapidly than we presently anticipate.

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

In addition, we have also disclosed in the footnotes to our financial statements that we plan to commence an equity financing process in order to raise additional capital. However, while our board of directors believe there is a reasonable prospect that the financing process will be completed successfully in the coming months, there can be no assurance that we will be successful and if we are unable to raise additional capital, we could be forced to complete a wind down of our operations and/or seek bankruptcy protection. Because our ADSs are currently trading at a price below the nominal value of our ordinary shares of £0.04 each, we are unable to issue new ordinary shares or ADSs at current market value. To facilitate the planned equity financing process, on March 18, 2025, we distributed a notice of our general meeting to be held on April 7, 2025 to approve the sub-division and related redesignation of our ordinary shares. Our ability to obtain shareholder approval of the resolutions proposed to be addressed at the planned general meeting are subject to our ability to achieve the quorum necessary to convene the meeting and to obtain the requisite votes in favor of the resolutions. If we are unable to achieve quorum or obtain the requisite votes in favor, we may be required to adjourn and/or reschedule the general meeting and, as a result, we may be unable to raise the additional capital necessary to continue our operations. For more information regarding our planned general meeting, please see the Notice of General Meeting, dated March 18, 2025 and furnished as an exhibit to our Form 6-K filed on March 18, 2025.

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

In addition, three decisions from the U.S. Supreme Court issued in July 2024 may lead to an increase in litigation against regulatory agencies that could create uncertainty and thus negatively impact our business. The first decision overturned established precedent that required courts to defer to regulatory agencies’ interpretations of ambiguous statutory language.

The second decision overturned regulatory agencies’ ability to impose civil penalties in administrative proceedings. The third decision extended the statute of limitations within which entities may challenge agency actions. These cases may result in increased litigation by industry against regulatory agencies, including but not limited to the FDA and SEC, and may impact how such agencies choose to pursue enforcement and compliance actions. However, the specific, lasting effects of these decisions, which may vary within different judicial districts and circuits, is unknown. We also cannot predict the extent to which FDA and SEC regulations, policies, and decisions may become subject to increasing legal challenges, delays, and changes.

We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable United Kingdom tax legislation.

As a United Kingdom resident company, we are subject to U.K. corporate taxation. We have generated losses since inception. As of December 31, 2024, we had cumulative carry forward tax losses of £104.2 million. Subject to any relevant restrictions, including the Corporate Income Loss Restriction and the Corporate Capital Loss Restriction that, broadly, restrict the amount of carried forward losses that can be utilized to 50% of group profits or gains arising above £5.0 million per tax year, we expect these to be available to carry forward and offset against future operating profits.

As a company that carries out extensive research and development activities, we have historically benefited from the United Kingdom’s research and development tax credit regime for small and medium-sized companies that was in place until March 31, 2024. On April 1, 2024, this regime was replaced with a new regime (including a standalone scheme applying to R&D-intensive loss-making small and medium-sized companies) that applies in respect of accounting periods beginning on or after that date. We are in the process of reviewing the terms of the new rules, our eligibility to benefit under them, and the nature and amount of relief available in respect of our R&D costs incurred in this and future accounting periods.

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

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. A statement issued on March 12, 2023, by the Department of the Treasury, the Federal Reserve and the FDIC stated that all depositors of SVB would have access to all of their money, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC. In the United Kingdom, on March 13, 2023, the Bank of England, or BoE, issued a press release stating that the BoE, in consultation with the Prudential Regulation Authority, or PRA, HM Treasury, or HMT, and the Financial Conduct Authority, or FCA, had taken the decision (using the resolution powers for stabilizing failing banks under the Banking Act 2009) to sell Silicon Valley Bank UK Limited, or SVBUK, the U.K. affiliate of SVB, to HSBC UK Bank Plc. In the press release, the BoE and HMT confirmed that depositors would have access to all of their money with SVBUK as a result of this transaction, and the BoE subsequently confirmed (in a report published on November 6, 2024) that continuity of banking services was maintained following the transfer. However, if any of our other counterparties to instruments such as uninsured deposit accounts, credit agreements, letters of credit and certain other financial instruments were to be placed into receivership, we may be unable to access such funds. In addition, if any parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to SVB credit agreements and arrangements, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of SVB and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

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

Public health crises such as pandemics or similar outbreaks could adversely impact our business. We rely on third-party manufacturers, distributors, information technology and software service providers, law and accounting firms, CROs, and consultants who are subject to, or may become subject to, pandemic-related controls. Pandemics or epidemics may also affect employees of third-party CROs located in affected geographies that we rely upon to carry out clinical trials. If these third parties cannot perform the services we require in a timely way and we cannot successfully implement replacements or workarounds, our business, results of operations, and financial condition could be harmed. As a result of potential future pandemics, we may in the future experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:

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

The ongoing conflicts in Ukraine and the Middle East could adversely impact our business, in particular with respect to enrollment and data collection in any clinical trials of our product candidates that may be conducted in Ukraine, Russia, Belarus or the Middle East.

The ongoing military and geopolitical conflicts in Ukraine and the Middle East could disrupt our clinical trials that may be conducted in these regions and increase our costs in these regions. Although the length and impacts of any military action or geopolitical conflicts are highly unpredictable, clinical trial sites that may be established in Ukraine, Russia and Belarus and neighboring countries, as well as in the Middle East could suspend or terminate their participation in trials, and patients and physicians could be forced to evacuate or voluntarily choose to relocate far from clinical trial sites, making them unavailable and potentially making data collection more difficult or not possible. Any such difficulties at clinical trial sites that may be established, or the unavailability of such clinical trial sites, could result in delays in enrolling or completing clinical trials, the need to identify alternative clinical trial sites, and increased overall development costs. Furthermore, the United States and its European allies have imposed significant sanctions against Russia and Belarus, as well as certain countries in the Middle East, including embargoes, sanctions and other restrictions. Our ability to conduct potential future clinical trials or make purchases from suppliers located in Russia, Belarus and parts of Ukraine and elsewhere in the region, as well as certain countries in the Middle East, has become restricted under applicable sanctions laws. All of the foregoing could impede the execution of our clinical development plans, which could materially harm our business.

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

We may face new regulatory costs and challenges that could have an adverse effect on our operations. The regulatory frameworks applicable to our operations and the development of our product candidates, including those with respect to the FDA and the EMA, can change at any time as a result of political decisions. Any changes to the applicable regulatory frameworks could have a material impact on our plans and development strategy, including our supply of investigational medicinal products. Similarly, any significant political changes in Europe or the United Kingdom could result in disruption that could in turn delay the approval of new medicines at the EMA or the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom.

Risks Related to Development of Our Product Candidates

Initial success in the completed and ongoing early-stage clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

NUC-7738 is currently being evaluated in the Phase 2 part of a Phase 1/2 clinical trial (NuTide:701) which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with the PD-1 inhibitor pembrolizumab in patients with melanoma. While favorable results were obtained from the Phase 1 part of the Phase 1/2 clinical trial (NuTide:701), they may not be replicated in any ongoing or future clinical trials. NUC-3373 is currently being evaluated in a Phase 1b/2 modular clinical trial (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. While favorable results were obtained from our Phase 1 clinical trial of NUC-3373 in patients with advanced solid tumors, our ongoing Phase 1b/2 modular clinical trial of NUC-3373 may not be replicated in any future clinical trials. As an example, our Phase 1b/2 clinical trial of NUC-3373 in patients with metastatic colorectal cancer and our Phase 2 randomized NuTide:323 clinical trial investigating NUFIRI + bevacizumab versus the global standard of care, 5-FU in combination with leucovorin, irinotecan and bevacizumab, or FOLFIRI + bevacizumab, were discontinued despite the favorable Phase 1 results of NUC-3373. In addition, data generated in early-stage trials in particular are not the basis on which marketing approval by the FDA or a comparable foreign regulatory authority would be sought. Furthermore, the results of our clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for marketing approval. Statistical significance means that an effect is unlikely to have occurred by chance. Clinical trial results are considered statistically significant when the probability of the results occurring by chance, rather than from the efficacy of the product candidate, is sufficiently low. There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies.

Preliminary and interim data from our clinical trials that we may announce or publish from time to time may change as patient enrollment continues, patient data are further examined and more patient data become available.

From time to time, we may announce or publish preliminary or interim data from our clinical studies, which include preliminary or interim data from our clinical trials, including those from the Phase 2 part of a Phase 1/2 clinical trial (NuTide:701) which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma, the Phase 1b/2 modular clinical trial (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer, and any future clinical trials of any of product candidates. Preliminary and interim data from a clinical trial are not always entirely representative of final data. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, patient data are further examined, more patient data become available, and we prepare and issue our final clinical trial report. As a result, preliminary and interim data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the preliminary or interim data could significantly harm our business prospects.

We are relatively early in our development efforts. If we are unable to successfully develop and commercialize our product candidates or experience significant delays in doing so, our business will be harmed.

We currently do not have any products that have gained marketing approval. We have invested substantially all of our efforts and financial resources identifying and developing our ProTides, such as NUC-7738 and NUC-3373, as well as Acelarin for which we discontinued the NuTide:121 clinical trial in March 2022. Our ability to generate product revenues, which may not occur for several years, if ever, will depend on the successful development and eventual commercialization of our product candidates: NUC-7738, for which the Phase 2 part of a Phase 1/2 clinical trial (NuTide:701) which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma is ongoing; and NUC-3373, for which a Phase 1b/2 modular clinical trial (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer is ongoing. We currently do not generate any revenues from sales of any products, and we may never be able to develop or commercialize a marketable drug. Each of our product candidates will require development, management of development and manufacturing activities, marketing approval in multiple jurisdictions, obtaining manufacturing supply, building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenues from drug sales.

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

If we experience delays or difficulties in the enrollment of patients in clinical trials for any reason, our clinical trials may be delayed or terminated. Any delays in completing our clinical trials will increase our costs, delay or prevent our product candidate development and approval process, and jeopardize our ability to commence product sales and generate revenue.

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and may experience delays in obtaining, or ultimately be unable to obtain, the approval of our product candidates.

The risk of failure in drug development is high. NUC-7738 is in the Phase 2 part of a Phase 1/2 clinical trial (NuTide:701) which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma, and NUC-3373 is currently being studied in a Phase 1b/2 modular clinical trial (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete nonclinical development and conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in patients. Clinical trials are expensive, difficult to design and implement and can take several years to complete, and their outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Further, the results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates. Clinical trials may be delayed, suspended or prematurely terminated because costs are greater than we anticipate or for a variety of reasons, such as:

•
an epidemic or pandemic, which may affect the ability to initiate and/or complete preclinical studies or conduct ongoing clinical trials, and may delay initiation of planned and future clinical trials;
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

In addition, even though NUC-3373 is a transformation of a chemotherapeutic agent that has been widely used for many years and there is a clear unmet medical need in the indications that we are currently pursuing, as well as others that we may pursue, in the clinic, there can be no assurance that the FDA will permit us to move more quickly to the initiation of pivotal clinical trials in large patient populations. Furthermore, NUC-7738 is a transformation of 3’-deoxyadenosine, a nucleoside analog that has never been successfully developed or approved as a chemotherapy, which may result in the need for more nonclinical studies or clinical trials than would be the case for transformations of approved chemotherapeutic agents.

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

We face regulation and potential liability related to the privacy of personal data, including health information we obtain from clinical trials sponsored by us or our collaborators.

The regulatory environment surrounding information security and privacy is increasingly demanding, and these laws and regulations are increasing in complexity and number, and may change frequently and sometimes conflict. We are subject to numerous regulations governing the protection of personal and confidential information of our clinical trial subjects, clinical investigators, and employees, including in relation to medical records, credit card data and financial information, which encompass state privacy and confidentiality laws (including state laws requiring disclosure of breaches), federal and state consumer protection and employment laws, the Health Insurance Portability and Accountability Act, or HIPAA, and European and other foreign data protection laws. For example, the European Union General Data Protection Regulation, or GDPR, is applicable in all E.U. member states and member states of the European Economic Area, or E.E.A. In the United Kingdom the data protection obligations of the GDPR continue to apply to U.K.-related processing of personal data in substantially unvaried form and fashion (retained in U.K. law as the “U.K. GDPR”).

We are subject to the GDPR and/or U.K. GDPR when conducting clinical trials involving U.K.- or E.E.A.-based data subjects (whether the trials are conducted directly by us or through a clinical vendor or collaborator) or offering approved products (or any other products or services) to U.K.- or E.E.A.-based data subjects (regardless of whether involving a U.K. or E.E.A. based subsidiary or operation), when monitoring of their behavior of data subjects in the United Kingdom or E.E.A. and/or when acting through a U.K.- or E.E.A.-based subsidiary, operation or other establishment.

The GDPR (and U.K. GDPR) sets out a number of requirements that must be complied with when handling personal data (i.e., data relating to an identified or identifiable living individual) in these circumstances, including: having an appropriate lawful basis for processing, and a relevant condition if processing ‘special category’ personal data (which includes personal data related to health, biometric data used for unique identification purposes and genetic information); the obligation to appoint data protection officers in certain circumstances; accountability and record-keeping obligations; transparency obligations for data controllers; the obligation to carry out ‘data protection impact assessments’ in certain circumstances; rights for data subjects (such as rights for individuals to be “forgotten”, rights to data portability, rights to object etc.); a stringent standard of data subject consent; and the obligation to notify certain significant personal data breaches to the relevant Supervisory Authority(ies) and affected individuals. In addition, the GDPR provides a very broad definition of what constitutes personal data (for example, the GDPR expressly clarifies that it applies to ‘pseudonymized’ (i.e., key-coded) data). A number of opinions from Supervisory Authorities has further supported a very wide interpretation of the concept of personal data and, thus, the application of the GDPR. Recent decisions by E.U. supervisory authorities and the Court of Justice of the E.U. have confirmed that the rights granted to individuals under the GDPR must be applied broadly, and the law itself must be interpreted strictly, to guarantee the protection of the rights of individuals.

The GDPR and U.K. GDPR also impose strict rules on the transfer of personal data out of the E.E.A. and United Kingdom to U.S. and other Third Countries. Legal developments in the past five years have created further complexity and uncertainty regarding transfers of personal data from the E.E.A. and United Kingdom to the United States. The E.U.-U.S. Data Privacy Framework, the U.K. Extension to the E.U.-U.S. Data Privacy Framework and the Swiss-E.U. Data Privacy Framework, have made it easier to transfer personal data from the E.E.A., the United Kingdom and Switzerland to the United States (respectively). However, a decision by the Court of Justice of the European Union in January 2025 to award compensation to an individual whose personal data was transferred to the United States demonstrates that this remains a sensitive legal topic. The new U.S. administration may, potentially, offer additional scope to challenge the validity of the Data Privacy Framework under E.U. law.

As the Data Privacy Framework is limited to transfers to certified participants in the U.S., many transfers continue to rely on the standard contractual clauses. Use of the standard contractual clauses must be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. In May 2023, the Irish Data Protection Commission issued a €1.2 billion fine against Meta for transferring personal data to the United States in reliance on standard contractual clauses, on the basis that the personal data was not sufficiently protected in the United States. In light of all of these developments, it is expected that the uncertainty surrounding data transfers will continue into 2025 and beyond.

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

In the past 12 months, the European data protection authorities have been particularly active in seeking to regulate Artificial Intelligence, in the absence of comprehensive A.I. regulation. At least until the A.I. Act becomes applicable in the European Union (there is a staged implementation through to 2027), we expect to see this focus continue and so any use of A.I. within the healthcare sector will be subject to a heightened risk under European privacy laws.

Now that the United Kingdom is no longer a member of the European Union, there is increasing scope for divergence in application, interpretation and enforcement of the data protection law between the United Kingdom and European Union. On October 23, 2024, the U.K. Government presented the ‘Data (Use and Access) Bill’ to Parliament, which seeks to amend various aspects of the United Kingdom’s data protection regime. The Bill is proceeding through the legislative process, but is expected to become law in Spring or Summer 2025. As currently drafted, the Bill will result in only very minor changes to the substance of the U.K. GDPR, and so the United Kingdom will remain very closely aligned with the European Union in this regard. However, any changes relating to the U.K. and E.U. position regarding aspects of data protection law may lead to additional compliance costs and could increase our overall risk. The Bill also significantly increases the maximum fines for the U.K.’s direct marketing and ‘cookie compliance’ rules, from the current £500,000 to GDPR levels (see below).

Alongside the GDPR, the European Union has recently passed a number of new laws affecting data and security, including the Data Governance Act, the Network and Information Security (NIS) 2 Directive and the European Health Data Space, or EHDS, Regulation. The EHDS Regulation is likely to, for example, require us to make health data available to other organizations in this sector (in an anonymized form) and to the patients themselves. The EHDS was adopted by the Council of the European Union in January 2025, and will enter into force after being formally signed by the Council and European Parliament. We are likely to have to devote substantial resources to understanding and preparing for it.

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

In addition to the foregoing, a breach of privacy laws or data security laws, particularly those resulting in a significant cybersecurity incident or breach involving the misappropriation, corruption, modification, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on our business, reputation and financial condition. In addition, widely publicized security breaches are increasingly being followed in the European Union by attempts to bring large ‘class action’ style claims; this trend is likely to continue in light of recent decisions by the European Court of Justice confirming data subjects’ right to compensation even for minor non-material damage. Although such ‘class action’ style claims have yet to succeed in any significant compensation orders, defending these claims is costly and could still result in substantial liability for compensation and legal fees. As a data controller, we are accountable for any third-party service providers we engage to process personal data on our behalf, including our CROs. We attempt to mitigate the associated risks by performing security assessments and due diligence of our vendors and requiring all such third-party providers with data access to sign agreements, and obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in fines, penalties and/or other enforcement actions outlined above.

In addition, various U.S. states have enacted privacy and security laws and regulations, and such laws and regulations vary from state to state, constantly evolve, and remain subject to significant change. In some cases, such laws and regulations can impose more restrictive requirements than HIPAA and other U.S. federal laws, thus complicating compliance efforts. Several U.S. federal and state laws establish additional requirements for protecting the privacy and security of health information that is not protected by HIPAA. For instance, Washington State recently passed the “My Health My Data” Act, which regulates “consumer health data,” which is defined as “personal information that is linked or reasonably linkable to a consumer and that identifies a consumer’s past, present, or future physical or mental health.” The “My Health My Data” Act provides exemptions for personal data used or shared in connection with certain research activities, including data subject to 45 C.F.R. Parts 46, 50 and 56. Notably, the “My Health My Data” Act contains a private right of action. In addition, Nevada recently enacted a consumer health data privacy bill, SB 370, which also regulates “consumer health data” and shares many similarities with Washington’s “My Health My Data” Act, and Connecticut recently amended its comprehensive privacy law to include heighted regulation of “consumer health data.” Additional states may adopt health-specific privacy laws that could impact our business activities and our collection and handling of health-related data.

More broadly, various U.S. state laws regulate the processing of personal information. For example, California has enacted the California Consumer Privacy Act, or CCPA, which went into effect in January of 2020. The CCPA gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation. Although the CCPA includes exemptions for certain categories of health information, if we become subject to the CCPA, our compliance costs and potential liability with respect to other personal information we collect about California residents may increase. Additionally in 2020, California voters passed the California Privacy Rights Act, or the CPRA, which went into full effect on January 1, 2023. The CPRA significantly amended the CCPA, potentially resulting in further uncertainty, additional costs and expenses in an effort to comply and additional potential for harm and liability for failure to comply. Among other things, the CPRA established a new regulatory authority, the California Privacy Protection Agency, which is tasked with enacting new regulations under the CPRA and has expanded enforcement authority. In addition to California, more U.S. states are enacting similar legislation, increasing compliance complexity and increasing risks of failures to comply. In 2023, comprehensive privacy laws in Virginia, Colorado, Connecticut, and Utah all took effect, and laws in Montana, Oregon, and Texas took effect during 2024. Laws in a number of other U.S. states took effect, or are set to take effect, in 2025, in 2026, and beyond. Additional U.S. states have proposals under consideration, all of which are likely to increase our regulatory compliance costs and risks, exposure to regulatory enforcement action, and other liabilities if we become subject to such laws in the future.

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

As another example, on March 11, 2021, former President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer’s price, or AMP, for single source and innovator multiple source drugs, which began on January 1, 2024. Payment methodologies may also be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. By way of example, in August 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare, with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (which were first due in 2023); and replaces the Part D coverage gap discount program with a new manufacturer discount program (which began in January 2025). The IRA permits CMS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. CMS has begun to implement these new authorities, entering into the first set of agreements with pharmaceutical manufacturers to conduct price negotiations in October 2023 and ultimately announcing the first round of negotiated prices for the first 10 drugs in August 2024; those negotiated “maximum fair prices” will be effective as of January 1, 2026 (payment year 2026). CMS is currently engaged in its second round of negotiations and published the next 15 drugs selected for negotiation in January 2025. However, the IRA’s impact on the biopharmaceutical industry in the United States remains uncertain, in part because multiple large pharmaceutical companies and other stakeholders (e.g., the U.S. Chamber of Commerce) have initiated federal lawsuits against CMS arguing the program is unconstitutional for a variety of reasons, among other complaints. The outcome of such ongoing lawsuits, as well as potential legislative changes enacted by Congress or programmatic changes implemented at CMS by the Trump Administration, may impact the IRA drug price negotiation program in the future. For that and other reasons, it is currently unclear how the IRA will be effectuated, or the impact of the IRA on our business.

In addition, individual states in the U.S. have also passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmacy benefit managers, or PBMs, and other members of the health care and pharmaceutical supply chain, an important decision that has led to more aggressive efforts by states in this area. The U.S. Federal Trade Commission, or FTC, in mid-2022 also launched sweeping investigations into the practices of the PBM industry, and published interim reports with its findings in mid-2024 and January 2025, that could lead to additional federal and state legislative or regulatory proposals targeting such entities’ operations, pharmacy networks, or financial arrangements, including in the current 2025-2026 congressional session where PBM reform continues to be a bipartisan priority. During the previous session, numerous PBM reforms were considered in both the Senate and the House of Representatives; they included diverse legislative proposals such as eliminating rebates; divorcing service fees from the price of a drug, discount, or rebate; prohibiting spread pricing; limiting administrative fees; requiring PBMs to report formulary placement rationale; and promoting transparency. Significant efforts to change the PBM industry as it currently exists in the U.S. may affect the entire pharmaceutical supply chain and the business of other stakeholders, including pharmaceutical developers like us.

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

•
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

Although we intend to design the clinical trials for our product candidates, CROs and individual site investigators will administer the clinical trials on our behalf. As a result, many important aspects of our development programs, including their conduct and timing, will be outside of our direct control. Our reliance on third parties to conduct future clinical trials will also result in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

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

Specifically, there are a large number of companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. If NUC-7738 is approved, it would compete with (a) existing chemotherapies, (b) existing targeted therapies or immunotherapies and, if approved, targeted therapies or immunotherapies in clinical trials for the treatment of patients with cancer, and (c) multiple approved drugs or drugs that may be approved in the future for indications for which we may develop NUC-7738. If NUC-3373 is approved, it would compete with (a) existing chemotherapies, including 5-FU, (b) existing targeted therapies or immunotherapies and, if approved, targeted therapies or immunotherapies in clinical trials for the treatment of patients with cancer and (c) multiple approved drugs or drugs that may be approved in the future for indications for which we may develop NUC-3373. Existing chemotherapies with which we may compete, including 5-FU and gemcitabine, are no longer under patent and are produced by numerous generic pharmaceutical manufacturers. As a result, these chemotherapies are and will continue to be substantially less expensive to patients than many other potential therapies, including our ProTide candidates, if approved.

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

Our ability to successfully commercialize any product candidates, if approved, will depend in part on the extent to which coverage and adequate reimbursement for these product candidates and related treatments will be available from government authorities, private health insurers and other organizations. In the United States, the principal decisions about coverage and reimbursement for new medicines under Medicare are made by CMS, an agency within the U.S. Department of Health and Human Services, or HHS. Private payors ultimately determine which drugs they will cover and the amount of reimbursement they will provide for a covered drug. While there is no uniform system among payors for making coverage and reimbursement decisions, private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs are generally covered and paid for in the United States but have not been approved for reimbursement in certain European countries. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of payments for particular drugs. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. We may also need to conduct expensive pharmacoeconomic studies, in addition to the costly studies required to obtain FDA or other comparable regulatory approvals, in order to demonstrate the medical necessity and cost-effectiveness of the product in order to secure coverage and reimbursement. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if coverage is available, the level of payments. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval. In addition, as noted above, the IRA of 2022 included multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States, including new authorities for CMS to negotiate certain drug prices (which start for payment year 2026 and were announced in late 2024 following the first round of negotiations with pharmaceutical manufacturers). Although CMS has recently begun to implement these new authorities, their impact on the pharmaceutical industry in the United States and on drug development activities remains uncertain.

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

Our commercial success depends upon our ability to develop, manufacture, market and sell NUC-7738 and NUC-3373 and our other potential product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. While our product candidates are in preclinical studies and clinical trials, we believe that the use of our product candidates in these nonclinical studies and clinical trials falls within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States, which exempts from patent infringement liability activities reasonably related to the development and submission of information to the FDA. As NUC-7738, NUC-3373 and our other potential product candidates progress toward commercialization, the possibility of patent infringement claims against us increases. There can be no assurance that our product candidates do not infringe other parties’ patents or other proprietary rights, however, and competitors or other parties may assert that we infringe their proprietary rights in any event.

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

All obligations arising from the patent infringement litigation in the United Kingdom and Germany have been settled as at December 31, 2023. There were no additional obligations as at December 31, 2024.

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

We are a clinical development-stage company, and, as of December 31, 2024, had 22 employees, including four executive officers. We are highly dependent on the research and development, clinical, business development and commercialization expertise of Hugh Griffith, our Chief Executive Officer, as well as the other principal members of our management team and our collaborators’ scientific and clinical team. Although we have entered into service agreements with our executive officers, each of them may at any time serve notice to terminate their employment with us. Other than for Mr. Griffith, we do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we or our collaborators are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

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

On January 31, 2020, the United Kingdom left the European Union. The terms of a withdrawal agreement, provided for a “Transition Period” during which E.U. rules continued to apply in the United Kingdom until December 31, 2020. The Trade and Cooperation Agreement, or the TCA, which governs the future relationship between the United Kingdom and the European Union, was agreed upon in December 2020 and implemented in the United Kingdom through the European Union (Future Relationship) Act 2020, which came into force when the Transition Period ended. The TCA provides for zero tariff/zero quota trade in goods (including medicinal products) between the United Kingdom and E.U. member states, and includes commitments from the United Kingdom and the European Union to maintain common high standards across a number of areas, such as intellectual property, competition and taxation, as well as a number of other benefits, such as a commitment to the United Kingdom’s continued access to the Horizon Europe research program (in which UK-based researchers became able to participate as of January 1, 2024, following a political agreement made between the European Commission and the U.K. government). However, the United Kingdom’s departure from the European Union single market has resulted in substantial changes for U.K. businesses, including an end to the free movement of persons, goods and services between the United Kingdom and the European Union, and the loss of a number of other benefits afforded to citizens and businesses in the United Kingdom and the European Union prior to the withdrawal, such as the mutual recognition of professional qualifications, or passporting for financial services. Furthermore, as the United Kingdom is no longer subject to E.U. law, or the jurisdiction of the European Court of Justice, there is increasing scope for divergence between United Kingdom and E.U. member states’ laws and regulations, including through (a) the amendment, application, interpretation and enforcement of the body of domestic law, known as (i) for the period prior to December 31, 2023, retained E.U. law, which is based on the E.U. law that applied to the United Kingdom at the end of the Transition Period, and (ii) for the period since January 1, 2024, assimilated law, which is based on the directly applicable E.U. legislation and domestic U.K. law related to former E.U. obligations that applied to the United Kingdom at the end of the Transition Period, and (b) the repeal by the U.K. government with effect from January 1, 2024 of the other rights and principles in E.U. law that had direct effect in the United Kingdom at the end of the Transition Period and which aren’t assimilated law (e.g., the right not to be discriminated against on grounds of nationality).

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

Since the ADSs were sold in our initial public offering in October 2017 at a price of $375.00 per ADS, the closing price per ADS has ranged as low as $0.79 and as high as $746.00 through March 19, 2025. The market price of our ADSs may fluctuate significantly due to a variety of factors, many of which are beyond our control, including:

•
positive or negative results from, or delays in, testing and clinical trials by us, collaborators or competitors;
•
technological innovations or commercial product introductions by us or competitors;
•
changes in government regulations;
•
developments concerning proprietary rights, including patents and litigation matters;
•
public concern relating to the commercial value or safety of NUC-7738 or NUC-3373 or any of our other potential product candidates;
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

In addition, if we fail to maintain compliance with Nasdaq’s continued listing requirements, including the minimum closing bid price requirement, Nasdaq may take steps to de-list our ADSs. Such a de-listing would likely have a negative effect on the price of our ADSs and may impair investors’ ability to sell or purchase our ADSs when they wish to do so. In the event of a de-listing, we may take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our ADSs to become listed again, stabilize the market price or improve the liquidity of our ADSs, or prevent future non-compliance with Nasdaq’s listing requirements. On May 12, 2023, we received written notification from Nasdaq indicating that we were not in compliance with the minimum $1.00 per share bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). In order to regain compliance within the 180-day grace period, the minimum bid price for our ADSs needed to meet or exceed $1.00 for ten consecutive trading days. On November 9, 2023, we transferred the listing of our ADSs from the Nasdaq Global Select Market to the Nasdaq Capital Market. In connection with the transfer to the Nasdaq Capital Market, Nasdaq granted us a second 180-day period (or until May 6, 2024) to regain compliance with the requirement set forth in Nasdaq Listing Rule 5450(a)(1). On April 16, 2024, we effected a ratio change of our ADSs to our ordinary shares, from one ADS, representing one ordinary share, to one ADS representing twenty-five ordinary shares. We regained compliance with the minimum closing bid price requirement on May 1, 2024. In the future, if we fail to maintain compliance with Nasdaq’s continued listing requirements and are delisted from Nasdaq, we may transfer to and commence trading on the OTC Markets or another quotation medium. As a result, an investor would likely find it more difficult to trade or obtain accurate price quotations for our shares. Delisting would likely also reduce the visibility, liquidity, and value of our ADSs, reduce institutional investor interest in our company, and may increase the volatility of our ADSs. Delisting could also cause a loss of confidence of potential industry partners, lenders, and employees, which could further harm our business and our future prospects. Some or all of these material adverse consequences may contribute to a further decline in our stock price.

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

As of December 31, 2024, our senior management, board of directors and greater than 5% shareholders and their respective affiliates, in the aggregate, beneficially owned or controlled approximately 8.9% of our ordinary shares (including ordinary shares in the form of ADSs), after giving effect to the exercise of all outstanding vested options to purchase our ordinary shares held by our executive officers and directors. These shareholders, either alone or voting together as a group, may be in a position to determine or significantly influence the outcome of decisions taken at any general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of board members, certain decisions relating to our capital structure and the approval of certain significant corporate transactions. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ADSs.

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

Shareholder protections found in provisions under the U.K. City Code on Takeovers and Mergers, or the Takeover Code, will not apply if our place of management and control is considered to change to outside the United Kingdom, and will cease to apply with effect from February 3, 2027.

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

Furthermore, amendments have been made to the Takeover Code (with effect from February 3, 2025) which mean that, since our securities are not “U.K. quoted” (i.e. admitted to trading on a U.K. regulated market or a U.K. multilateral trading facility or on any stock exchange in the Channel Islands or the Isle of Man), we will cease to be subject to the Takeover Code from February 3, 2027, and as a consequence our shareholders will no longer be entitled to the benefit of all of the takeover offer protections afforded by the Takeover Code (including those outlined below) from such date.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2025 (the end of our next second fiscal quarter), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2026. In order to maintain our current status as a foreign private issuer, either (a) a majority of our voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

Generally, if for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets, and the characterization of our income, including whether certain research and development tax credits received from the government of the United Kingdom will constitute gross income, and if they do, whether they will constitute passive income for purposes of the PFIC income test) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In addition, for purpose of the PFIC asset test, the value of our assets will depend in part on the market price of our ordinary shares, which may fluctuate significantly. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024. There can be no assurance regarding our PFIC status for the current taxable year or any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Accordingly, U.S. investors should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

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

B. Business

Overview

We are a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. Our pipeline includes NUC-7738 and NUC-3373.

NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment, or TME. NUC-7738 is in the Phase 2 part of a Phase 1/2 clinical trial (NuTide:701), which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. We anticipate expanding this Phase 1/2 trial.

NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, or 5-FU, a widely used chemotherapy agent, which we believe has the potential to replace 5-FU as the standard of care in the treatment of a wide range of cancers. 5-FU is one of the world’s most widely prescribed anti-cancer agents and is on the World Health Organization’s List of Essential Medicines. NUC-3373 has been evaluated in a Phase 1 clinical trial for patients with advanced solid tumors; a Phase 1b/2 clinical trial, in combination with other agents, for patients with metastatic colorectal cancer; and a randomized Phase 2 clinical trial of NUC-3373, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer. NUC-3373 is currently being evaluated in a Phase 1b/2 modular clinical trial (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer.

The treatment of cancer can be divided into three major categories: surgery, radiotherapy and therapeutics. Therapeutics include chemotherapy, immunotherapy, cell-based therapies and targeted and hormonal agents. The backbone of treatment for patients with cancer consists of chemotherapeutics, which are expected to achieve global revenues of approximately $106 billion by 2030. Despite significant progress having been made in the development of new therapeutics, most patients continue to receive chemotherapy either in combination with other treatments or as single agents at some point in their treatment pathway. Thus, we believe that more effective and safer chemotherapeutic agents will have an important role to play in the treatment of patients with cancer for the foreseeable future. We are transforming an important class of chemotherapeutic agents, nucleoside analogs, by applying a well-validated medicinal chemistry approach to overcome their limitations.

Through harnessing the power of phosphoramidate chemistry, we convert nucleoside analogs into activated nucleotide analogs with the addition of a phosphate group, which is protected by specific combinations of aryl, ester and amino acid groupings. By adding and protecting this phosphate group, we design our ProTides to avoid or overcome the limitations associated with breakdown, uptake, activation and administration of nucleoside analogs. In the antiviral field, this phosphoramidate chemistry approach has resulted in the most successful drug launches in the history of medicine, Gilead’s sofosbuvir, or Sovaldi® which is also a key component of Harvoni®, Vosevi® and Epclusa®; and tenofovir alafenamide fumarate, or TAF, which is a key component of Biktarvy®, Genvoya®, Descovy® and Odefsey®. In addition, phosphoramidate chemistry is used in Gilead’s remdesivir, or Veklury®, for the treatment of patients with COVID-19.

In preclinical studies, NUC-7738 generated significantly higher levels of the key anti-cancer metabolite, 3’deoxyadenosine triphosphate, or 3’-dATP, inside cancer cells compared to the parent nucleoside analog, 3’-deoxyadenosine, or 3’-dA, causing increased cancer cell injury. The anti-cancer effect of NUC-7738 is largely attributed to 3’-dATP, which disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells, and targets multiple aspects of the TME.

NUC-7738 is in the Phase 2 part of a Phase 1/2 clinical trial (NuTide:701) which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. In September 2021, we presented interim data from the first 29 patients treated in this trial at the European Society of Medical Oncology, or ESMO, Congress. These interim data indicated a favorable pharmacokinetic and safety profile for NUC-7738. Additionally, three case studies highlighted patients with encouraging tumor reductions who remained on NUC-7738 treatment for extended periods of time. In September 2022, we presented data from the Phase 1 dose-finding part of the NuTide:701 trial in 38 patients at ESMO. NUC-7738 had a favorable safety profile with low rates of treatment-related AEs, or TRAEs, very few Grade 3 TRAEs, and no patients experiencing Grade 4 or 5 TRAEs. The maximum tolerated dose was established at 1350 mg/m2. Encouraging signals of anti-tumor activity across a range of tumor types were observed with numerous patients staying on treatment for extended periods, including one patient with metastatic melanoma who became eligible for complete surgical resection following eleven months of treatment with NUC-7738. In April 2023, we presented data at the American Association of Cancer Research, or AACR, Annual Meeting indicating that NUC-7738 reduces soluble PD-L1 and exosomal PD-L1 in melanoma cell lines and in patients. Soluble and exosomal expression of PD-L1 have been implicated in resistance to PD-L1 and PD-1 inhibitors and these data indicate that NUC-7738 has the potential to act as an immune sensitizer and as an effective combination partner for PD-L1 pathway inhibitors. In October 2023, we presented interim data from the Phase 2 part of the NuTide:701 trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023. NUC-7738 was well tolerated both as a monotherapy and in combination with pembrolizumab. Encouraging signs of efficacy, including tumor volume reductions and prolonged time on treatment, were observed in both the monotherapy and combination cohorts. In the combination cohort of melanoma patients, who had all been previously treated with PD-1 inhibitor-based therapy, numerous patients achieved tumor volume reductions and prolonged time on treatment. One patient who was refractory to the anti-PD-1 plus anti-CTLA-4 therapy combination of nivolumab plus ipilimumab achieved a 50% reduction in tumor volume on NUC-7738 plus pembrolizumab. Seven of the eleven patients recruited remained on treatment at the time of the data cut-off for the presentation. Patient tumor biopsy data showed that, following treatment with NUC-7738 plus pembrolizumab, expression of PD-1 was reduced and CD8+ T-cells increased, indicating that NUC-7738 may have the ability to potentiate immunotherapy. This finding provides a rationale as to why NUC-7738 in combination with PD-1 inhibitor-based therapy, such as pembrolizumab, may be effective in patients who have progressed on prior immunotherapy. In April 2024, we presented data from the NuTide:701 trial at the AACR Annual Meeting. First, NUC-7738 was found to increase polyunsaturated fatty acids within the TME, which is indicative of a shift to a less aggressive cancer type, and to decrease monounsaturated fatty acids which are associated with malignant behavior and chemotherapy resistance. In addition, NUC-7738 was shown to reduce lipids associated with protection against cancer cell death and to increase lipids associated with cancer cell death. Multi-modal imaging indicated that this lipid reprogramming is a result of the alteration in enzymes associated with lipid metabolism. Second, data from cancer cell lines, confirmed using paired biopsies from patients treated with NUC-7738, demonstrated that NUC-7738 caused PolyA tail shortening and significantly modulated the stability of RNAs that are important for translational control of protein synthesis. Furthermore, data also highlighted NUC-7738’s potential to influence the regulation of genes critical for cancer cell growth and survival. Additionally, in September 2024, we presented promising data from the Phase 2 part of the NuTide:701 trial at ESMO on NUC-7738 in combination with pembrolizumab for patients with metastatic melanoma who were refractory to or had relapsed on prior PD-1 inhibitor-based therapy. The data showed that 9 of the 12 patients achieved disease control when treated with NUC-7738 in combination with pembrolizumab. One of these patients, who had received two prior lines of PD-1 inhibitor-based therapy and had progressed on their latest treatment of ipilimumab plus nivolumab within two months, achieved a confirmed Partial Response with a 55% reduction in tumor volume. Another patient, who had progressed on three prior lines of PD-1 inhibitor-based therapy, achieved a Partial Response (unconfirmed) with a 32% reduction in tumor volume. These results showed encouraging median progression-free survival, or PFS, of over five months for patients receiving NUC-7738 plus pembrolizumab, which is highly atypical in this patient population. In 2025, we expect to initiate an expansion of the NuTide:701 trial of NUC-7738 in combination with pembrolizumab in patients with metastatic melanoma and announce data from this NuTide:701 expansion study. We also anticipate obtaining regulatory guidance from the FDA on our registrational strategy for NUC-7738 in melanoma in 2025.

In preclinical studies, NUC-3373 was shown to be a targeted thymidylate synthase, or TS, inhibitor and overcame the key limitations associated with 5-FU, generating significantly higher intracellular levels of the active anti-cancer metabolite than 5-FU while not generating toxic metabolites commonly associated with 5-FU’s side effects. NUC-3373 has been evaluated in a Phase 1 clinical trial, known as the NuTide:301 trial, in patients with advanced solid tumors. Enrollment in this trial has been completed with 59 patients receiving NUC-3373. The maximum tolerated dose and schedule for NUC-3373 monotherapy was established as 2500 mg/m2 weekly. NUC-3373 generated high levels of the active anti-cancer metabolite inside the patients’ cells and demonstrated a favorable pharmacokinetic and safety profile. Evidence of durable anti-cancer activity was observed, with at least 10 patients remaining on treatment for more than four months and three of these patients achieving prolonged stable disease with PFS lasting more than nine months. The results of this trial suggest that NUC-3373 has the potential to overcome the limitations associated with 5-FU and may be capable of achieving anti-cancer activity even in patients who have progressed on prior treatment with a fluoropyrimidine.

NUC-3373 was evaluated in a Phase 1b/2 trial, known as the NuTide:302 trial, in patients with metastatic colorectal cancer in which NUC-3373 was combined with agents typically used with 5-FU, including leucovorin, irinotecan, oxaliplatin and bevacizumab. Enrollment in this trial has been completed with 107 patients receiving NUC-3373 in combination with other agents. In October 2019, we presented interim data from this trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. These interim data supported the previously reported favorable pharmacokinetic profile of NUC-3373. In April 2021, we presented further interim data from this trial at the virtual AACR Annual Meeting. These interim data highlighted 38 patients who received NUC-3373 either as monotherapy or in combination with leucovorin. Eleven patient case studies showed NUC-3373’s ability to stabilize disease in a heavily pre-treated population of patients with advanced colorectal cancer and achieve prolonged durations of PFS. Several patients achieved periods of PFS that were longer than those achieved on previous regimens and tumor size reductions were observed, including in a patient known to be refractory to all prior fluoropyrimidine-containing regimens. NUC-3373 was also shown to have a favorable safety profile with no hand-foot syndrome observed, which is associated with the toxic metabolite, FBAL, and no neutropenia or Grade 3 or 4 mucositis or diarrhea adverse events, which are associated with the toxic metabolite, FUTP. In September 2022, we presented data from this trial at ESMO. These data demonstrated promising anti-tumor activity and a favorable safety and pharmacokinetic profile in combination with leucovorin and either irinotecan, or NUFIRI, or oxaliplatin, or NUFOX, in heavily pre-treated patients with metastatic colorectal cancer. In October 2023, we presented data from this clinical trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023. In this trial, NUC-3373 demonstrated a favorable safety profile when combined with NUFIRI and bevacizumab, or NUFIRI + bev, and with NUFOX and bevacizumab, or NUFOX + bev. Additionally, both regimens demonstrated encouraging signs of efficacy, including tumor volume reductions in patients who were refractory to or had progressed on prior fluoropyrimidine treatment. Several patients achieved a longer PFS, on NUFIRI + bev and NUFOX + bev as compared to the PFS achieved in their first-line treatment with 5-FU-based therapy.

A randomized Phase 2 trial, known as the NuTide:323 trial, comparing NUC-3373 in combination with irinotecan, leucovorin, and bevacizumab, or NUFIRI + bev, with 5-FU in combination with irinotecan, leucovorin, and bevacizumab, or FOLFIRI + bev, for the second-line treatment of patients with advanced colorectal cancer was initiated in 2022. In October 2023, we presented data from the NuTide:323 trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023. The trial recruited well, and no new safety signals were observed from the aggregated safety data from the first 40 patients enrolled. In August 2024, we announced the discontinuation of the NuTide:323 trial following a pre-planned initial analysis and recommendation from the NuTide:323 study Steering Committee. While there were prognostic imbalances favoring the control arm, the Steering Committee believed that NUFIRI + bev was unlikely to achieve the study’s primary objective of superior PFS compared to the control arm of FOLFIRI + bev in the final analysis. In all three arms, the treatment regimens were observed to have a favorable safety profile and to be generally well-tolerated, with only 12 of the 175 patients, four patients in each arm, discontinuing treatment due to adverse events.

In order to capitalize on the therapeutic potential of NUC-3373 across other cancer indications and the significant global commercial opportunity for a targeted TS inhibitor, we are conducting a Phase 1b/2 modular trial, known as the NuTide:303 trial. The NuTide:303 trial is evaluating NUC-3373 in combination with the PD-1 inhibitor pembrolizumab in patients with advanced solid tumors (Module 1) and in combination with docetaxel for patients with lung cancer (Module 2). In November 2024, we published initial data from the NuTide:303 trial in MedRxiv. Module 1 included 12 patients who had exhausted all other treatment options, with the majority of patients having received prior PD-1 inhibitor-based therapy. Significant tumor volume reductions and prolonged PFS were observed, including a patient with urothelial bladder cancer who achieved 100% reduction in their target lesions and a patient with cutaneous melanoma who achieved an 81% reduction in tumor volume. These signals of anti-cancer activity indicate that NUC-3373, in addition to being a targeted TS inhibitor, may promote an anti-tumor immune response and potentiate the activity of immune checkpoint inhibitors.

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

We have licensed what we believe to be the foundational patent estate for the application of phosphoramidate chemistry in oncology. We own granted patents in key markets, including the United States, Europe and Japan, protecting the composition of matter of NUC-7738, NUC-3373, Acelarin and other of our product candidates. Professor McGuigan’s work preceded and helped lead to the development of several FDA-approved anti-viral drugs containing ProTides, including: sofosbuvir, or Sovaldi®, which is also a key component of Harvoni®, Vosevi® and Epclusa®; and tenofovir alafenamide fumarate, or TAF, which is a key component of Biktarvy®, Genvoya®, Descovy® and Odefsey®; and remdesivir, or Veklury®.

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

Our Strategy

Our goal is to improve the survival outcomes and the safety profile of treatment for patients with cancer across a wide range of indications. Our strategy includes the following key components:

•
Rapidly develop NUC-7738 as a treatment for patients with solid tumors.

In September 2024, we presented data from the NuTide:701 trial at ESMO on NUC-7738 in combination with pembrolizumab for patients with metastatic melanoma who were refractory to or had relapsed on prior PD-1 inhibitor-based therapy. The data from the Phase 2 part of the NuTide:701 trial showed that 9 of the 12 patients achieved disease control when treated with NUC-7738 in combination with pembrolizumab. Two patients, who had progressed on prior lines of PD-1 inhibitor-based therapy, achieved Partial Responses, one confirmed with a 55% reduction in tumor volume and one unconfirmed with a 32% reduction in tumor volume. These results showed encouraging median PFS of over five months.

In 2025, we expect to initiate an expansion of the NuTide:701 trial of NUC-7738 in combination with pembrolizumab in patients with metastatic melanoma and announce data from this NuTide:701 expansion study. We also anticipate obtaining regulatory guidance from the FDA on our registrational strategy for NUC-7738 in melanoma in 2025.

•
Identify additional indications for development of NUC-3373.

In order to capitalize on the therapeutic potential of NUC-3373 across other cancer indications and the significant global commercial opportunity for a targeted TS inhibitor, we have initiated a Phase 1b/2 modular clinical trial (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer.

In November 2024, we published initial data from the NuTide:303 trial in MedRxiv. Significant tumor volume reductions and prolonged PFS were observed, including a patient with urothelial bladder cancer who achieved 100% reduction in their target lesions and a patient with cutaneous melanoma who achieved an 81% reduction in tumor volume. These signals of anti-cancer activity indicate that NUC-3373, in addition to being a targeted TS inhibitor, may promote an anti-tumor immune response and potentiate the activity of immune checkpoint inhibitors.

In 2025, we expect to announce data from the NuTide:303 trial of NUC-3373 in combination with pembrolizumab in patients with solid tumors.

•
Leverage our proprietary ProTide technology platform to develop additional product candidates.

We are pursuing the transformation of both widely used nucleoside analogs and novel nucleoside analogs, which we believe have the potential to address additional areas of unmet medical need in oncology.

•
Continue to protect and strengthen our intellectual property position.

We own or have exclusive rights to the core technologies underlying our ProTide technology platform. We have been granted patents in key markets, including the United States, Europe, China and Japan, protecting the composition of matter of NUC-7738, NUC-3373 and other of our product candidates. We intend to further expand and enhance our intellectual property position. We are actively evaluating new intellectual property opportunities as they arise, with the intention of further expanding our intellectual property position and defending our patents when necessary.

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

Cancer and the Need for Improved Treatment Options

Cancer is the second leading cause of death in the United States, with over 2 million new cases and approximately 618,000 deaths expected in 2025, excluding non-melanoma skin cancers, according to the American Cancer Society.

The treatment of cancer can be divided into three major categories: surgery, radiotherapy and therapeutics. Therapeutics include chemotherapy, immunotherapy, cell-based therapies and targeted and hormonal agents.

The backbone of treatment for patients with cancer consists of chemotherapeutics, which are expected to achieve revenues of approximately $106 billion by 2030. The number of new patients requiring chemotherapy each year is also predicted to increase, with projections estimated to rise from 9.8 million in 2018 to 15 million in 2040. Chemotherapeutics exert their effects by killing cancer cells or preventing them from replicating and are often used in combination with other therapies. Within the larger universe of chemotherapy, nucleoside analogs, such as 5-FU, play a significant role. Nucleoside analogs have been in clinical use for over 50 years and have become cornerstones of treatment for patients with cancer. The FDA has approved 16 nucleoside analogs for the treatment of cancer and many of these have become the standard of care globally for patients. FDA-approved anti-cancer nucleoside analogs are: 5-FU; capecitabine; gemcitabine; floxuridine; clofarabine; fludarabine; cytarabine; azacytidine; decitabine; nelarabine; cladribine; pentostatin; 6-mercaptopurine; tipiracil; 6-thioguanine; and trifluorothymidine. The World Health Organization has classified seven of these nucleoside analogs, including 5-FU, as Essential Medicines, which they define as medicines that satisfy the priority healthcare needs of the population and should be available at all times.

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

Nucleoside analogs block the replication of cancer cells by providing faulty DNA and RNA building blocks during the cell replication process or by blocking enzymes necessary for the production of these DNA and RNA building blocks. These processes lead to disruption of DNA and RNA replication resulting in cancer cell death, known as apoptosis. However, there are several major shortcomings that limit the efficacy of existing nucleoside analogs including:

•
Breakdown and Toxic Byproducts. Multiple enzymatic processes can break down nucleoside analogs, resulting in their degradation prior to phosphorylation. For example, 3’-dA, the parent nucleoside analog of NUC-7738 is rapidly broken down by the enzyme adenosine deaminase, or ADA, preventing the generation of the active anti-cancer metabolite, 3’-dATP. Breakdown can also result in the generation of catabolites that can lead to off-target toxicity. For example, the breakdown of 5-FU is known to result in the generation of a toxic byproduct called FBAL, which has been associated with off-target toxicity including “hand-foot syndrome”, a debilitating side effect that commonly causes dose reductions or discontinuation of therapy. Breakdown can take place either inside or outside the cancer cell.
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
•
Poor pharmacokinetic properties. Due to rapid breakdown and poor pharmacokinetic, or PK, properties, nucleoside analogs can require challenging administration schedules, which are burdensome and inconvenient for both patients and healthcare providers. For example, the plasma half-life of 5-FU is very short at 8 to 14 minutes, resulting in the need for prolonged infusion times over 46 hours to enable uptake and activation of 5-FU to generate the main anti-cancer metabolite in the cancer cell.

Our ProTide Technology and its Key Advantages

NuCana’s ProTides are new chemical entities specifically designed to overcome the key challenges associated with nucleoside analogs, as shown below:

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
PHOSPHATE
ACTIVATED & PROTECTED
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

NUC-7738: A Transformation of 3’-dA

NUC-7738 is a ProTide transformation of 3’-dA, also known as cordycepin, a nucleoside analog that was originally isolated from the fungus Cordyceps sinensis in 1950. Since that time, 3’-dA has shown potent anti-cancer activity in preclinical studies, but has not been successfully developed or approved as a treatment for patients with cancer due to rapid breakdown by the enzyme ADA. The cytotoxic effect of 3’-dA is largely attributed to the generation of the active anti-cancer metabolite, 3’-deoxyadenosine triphosphate, or 3’-dATP, which disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells, and targets multiple aspects of the TME. Similar to our other ProTides, NUC-7738 is designed to generate the active anti-cancer metabolite of 3’-dA directly inside cells, bypassing the key limitations associated with breakdown, transportation and activation.

3’-dA and its limitations

Similar to other nucleoside analogs, major shortcomings have limited the successful clinical development of 3’-dA.

1. Subject to breakdown. 3’-dA is rapidly broken down by the enzyme ADA, preventing its activation and generation of its active anti-cancer form. As a result, the anti-cancer effect of 3’-dA is readily negated by ADA. This rapid breakdown is the key limiting factor that has prevented the successful development of 3’-dA in the clinic.

2. Requires active transport. 3’-dA requires the nucleoside transporter, hENT1, to cross the cancer cell membrane. Therefore, hENT1-deficient cancer cells are highly resistant to 3’-dA.

3. Requires activation within the cancer cell. 3’-dA must be converted to its active form once inside the cancer cell. The rate-limiting step of activation requires the addition of the first phosphate group, in this case by an enzyme called adenosine kinase, or AK. This phosphorylated form of 3’-dA, 3’-dA monophosphate, or 3’-dAMP, is subsequently converted into 3’-dA diphosphate, or 3’-dADP, which is then converted to 3’-dATP.

4. Poor PK properties. 3’-dA has a short half-life both in plasma and intracellularly, due to rapid deamination by the enzyme ADA. These poor PK properties lead to dosing administration challenges and have also prevented the clinical development of 3’-dA as a cancer therapy.

Our Solution: NUC-7738

NUC-7738 is a ProTide transformation of 3’-dA, specifically designed to generate the active anti-cancer metabolite, 3’-dATP, in cancer cells. Importantly, NUC-7738 is not a substrate for ADA and is therefore not broken down by this enzyme. This results in greater stability and increased generation of the active anti-cancer metabolite 3’-dATP following administration. NUC-7738 is highly lipophilic and is able to enter cells independently of nucleoside transporters, including hENT1. Once inside the cancer cell, NUC-7738 is presented in the phosphorylated form, 3’-dAMP, thus bypassing the first rate-limiting phosphorylation step by AK required to generate the active anti-cancer metabolite 3’-dATP. These attributes result in significantly higher levels of the active anti-cancer metabolite 3’-dATP inside cancer cells compared to 3’-dA. Primarily, 3’-dATP disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the TME, as summarized below.

NUC-7738 Preclinical Data

NUC-7738 is resistant to breakdown. In our preclinical studies in human leukemia cell lines, NUC-7738, unlike 3’-dA, was resistant to breakdown by the enzyme ADA, which rapidly breaks down 3’-dA into an inactive metabolite and is a major factor in reducing the potential clinical benefit of 3’-dA. The ability of NUC-7738 to resist breakdown by ADA results in greater stability and much higher intracellular concentrations of the active anti-cancer metabolite, 3’-dATP. In addition, NUC-7738 does not have the dosing administration challenges that have also limited the clinical utility of 3’-dA.

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

NUC-7738 affects multiple cellular pathways. A series of in vitro experiments have shown that the disruption of polyadenylation by NUC-7738 affects many cellular pathways, including those associated with antigen presentation and T-cell activation, PD-L1 processing, lipid metabolism, cancer cell metabolism, and ribosomal biogenesis. These changes are induced in many different cancer cell lines where polyadenylation of RNA is frequently abnormal.

NUC-7738 Development Strategy and Ongoing Clinical Trials

We are developing NUC-7738 for patients with either solid or hematological malignancies based on the broad activity seen in preclinical studies.

NUC-7738: Ongoing Phase 1/2 clinical trial (NuTide:701)

NUC-7738 is in the Phase 2 part of a Phase 1/2 clinical trial (NuTide:701) which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. We presented data on the Phase 2 part of the clinical trial in the third quarter of 2024. The objective of the Phase 1 part of the trial was to establish the recommended dose and schedule for NUC-7738, as illustrated below. The objective of the Phase 2 part of the trial is to evaluate efficacy and further characterize the safety profile of NUC-7738 at the recommended Phase 2 dose both as a monotherapy and in combination with the PD-1 inhibitor, pembrolizumab.

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

In September 2022, we presented additional data from the Phase 1 part of NuTide:701 at ESMO. These data showed encouraging signals of anti-tumor activity across a range of tumor types, particularly melanoma. Promising data were observed in a variety of solid tumors with numerous patients staying on treatment for extended periods, including one patient with metastatic melanoma who became eligible for complete surgical resection following nine months of treatment with NUC-7738 as all the diffuse disease had disappeared. Four case studies highlighted patients with encouraging tumor reductions who remained on NUC-7738 treatment for extended periods of time, as shown below. NUC-7738 also had a favorable safety profile with low rates of TRAEs, very few Grade 3 TRAEs and no patients experiencing Grade 4 or 5 TRAEs. The maximum tolerated dose was established at 1,350 mg/m2 administered on a weekly schedule.

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

In October 2023, we presented interim data from the Phase 2 part of the NuTide:701 trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023. NUC-7738 was well tolerated both as a monotherapy and in combination with pembrolizumab. Encouraging signs of efficacy, including tumor volume reductions and prolonged time on treatment were observed in both the monotherapy and combination cohorts. In the combination cohort of melanoma patients, who had all been previously treated with anti-PD-1 based therapy, numerous patients achieved tumor volume reductions and prolonged time on treatment. One patient who was refractory to PD-1 inhibitor plus anti-CTLA-4 therapy, the combination of nivolumab plus ipilimumab, achieved a 50% reduction in tumor volume on NUC-7738 plus pembrolizumab. Seven of the eleven patients recruited remained on treatment at the time of the data cut-off for the presentation. Patient tumor biopsy data showed that, following treatment with NUC-7738 plus pembrolizumab, expression of PD-1 was reduced and CD8+ T-cells increased, indicating that NUC-7738 may have the ability to potentiate immunotherapy. This finding provides a rationale as to why NUC-7738 plus pembrolizumab may be effective in patients who have progressed on prior immunotherapy.

In April 2024, we presented data from the NuTide:701 trial at the AACR Annual Meeting. First, NUC-7738 was found to increase polyunsaturated fatty acids within the TME, which is indicative of a shift to a less aggressive cancer type and to decrease monounsaturated fatty acids which are associated with malignant behavior and chemotherapy resistance. In addition, NUC-7738 was shown to reduce lipids associated with protection against cancer cell death and to increase lipids associated with cancer cell death. Multi-modal imaging indicated that this lipid reprogramming is a result of the alteration in enzymes associated with lipid metabolism. Second, data from cancer cell lines, confirmed using paired biopsies from patients treated with NUC-7738, demonstrated that NUC-7738 caused PolyA tail shortening and significantly modulated the stability of RNAs that are important for translational control of protein synthesis. Furthermore, data also highlighted NUC-7738’s potential to influence the regulation of genes critical for cancer cell growth and survival.

In September 2024, we presented data from the Phase 2 part of the NuTide:701 trial at ESMO on NUC-7738 in combination with pembrolizumab for patients with metastatic melanoma who were refractory to or had relapsed on prior PD-1 inhibitor-based therapy. The data showed that the combination had a favorable safety profile and 9 of the 12 patients achieved disease control. Encouraging median PFS of over five months for patients receiving NUC-7738 plus pembrolizumab was observed, as shown below. Rechallenging a patient with PD-1 inhibitor-based therapy typically results in progression at their first scan at 2 to 3 months.

NUC-7738 plus pembrolizumab achieves durable PFS in PD-1 inhibitor resistant patients.

One of these patients, who had received two prior lines of PD-1 inhibitor-based therapy and had progressed on their latest treatment of ipilimumab plus nivolumab within two months, achieved a confirmed Partial Response with a 55% reduction in tumor volume. Another patient, who had progressed on three prior lines of PD-1 inhibitor-based therapy, achieved a Partial Response (unconfirmed) with a 32% reduction in tumor volume. Further details regarding these patients are shown below.

In 2025, we expect to initiate an expansion of the NuTide:701 trial of NUC-7738 in combination with pembrolizumab in patients with metastatic melanoma and announce data from this NuTide:701 expansion study. We also anticipate obtaining regulatory guidance from the FDA on our registration strategy for NUC-7738 in melanoma in 2025.

NUC-3373: A Targeted Thymidylate Synthase Inhibitor

NUC-3373 is a targeted TS inhibitor designed to overcome the major shortcomings and pharmacologic challenges that limit the clinical utility of other TS inhibitors, such as 5-FU. We believe NUC-3373 has significant commercial potential as TS inhibitors, such as 5-FU remain some of the most important and widely used cancer therapies in the world. NUC-3373 has been designed to improve the efficacy and safety profile, as well as reduce the administration burdens, associated with 5-FU. We are advancing NUC-3373 in the clinic and developing this new chemical entity as a potential treatment for patients with solid tumors.

The Importance of Thymidylate Synthase in Cancer

TS is an enzyme crucial for the de novo synthesis of deoxythymidine monophosphate, or dTMP, or thymidine, a nucleotide essential for DNA synthesis and repair. TS catalyzes the reductive methylation of deoxyuridine monophosphate, or dUMP, to dTMP, using 5,10-methylene tetrahydrofolate, or MTHF, as a cofactor. This reaction provides the only direct source of thymidine in cells and is therefore crucial for DNA replication and cellular proliferation.

In rapidly dividing cancer cells, the demand for DNA synthesis increases substantially, necessitating elevated TS activity. Consequently, TS is often upregulated in cancer cells, making it a critical target for anti-cancer agents. Inhibiting TS leads to thymidine depletion, DNA damage, disruption of DNA synthesis, and ultimately apoptosis or cell death. This approach is particularly effective in cancer cells due to their higher proliferation rates compared to normal cells.

Anti-cancer agents targeting TS exploit this dependency by interfering with the enzyme's function through 2 routes:

1. Direct Inhibition: Fluoropyrimidines, such as 5-FU and capecitabine (Xeloda®), form a ternary complex with TS and MTHF, directly inhibiting the enzyme and preventing dTMP synthesis. This halts DNA synthesis, leading to cell death in rapidly proliferating cancer cells.

2. Indirect Inhibition: Antifolates, such as methotrexate (Jylamvo®), indirectly inhibit TS by depleting cellular pools of reduced folate cofactors required for TS activity. Other antifolates like pemetrexed (Alimta®) inhibit multiple folate-dependent enzymes, including TS, amplifying the disruption of nucleotide synthesis.

NUC-3373 is a targeted TS inhibitor and is pre-activated, enabling efficient intracellular generation of the active anti-cancer metabolite known as fluorodeoxyuridine monophosphate, or FUDR-MP. This anti-cancer metabolite is also generated by drugs, such as 5-FU, capecitabine, and floxuridine, although at much lower levels. NUC-3373 is able to generate high intracellular levels of FUDR-MP and cause greater inhibition of the target enzyme TS because it enters cancer cells independently of membrane transporters, by-passes complex enzymatic conversion, and overcomes potential cancer resistance mechanisms. In addition to TS inhibition, the high levels of FUDR-MP that are generated by NUC-3373 can be misincorporated into the cancer cells DNA causing replicative stress, DNA damage and apoptosis. Furthermore, NUC-3373 causes release of damage associated molecular patterns, or DAMPs, from cancer cells, which can potentiate an anti-cancer immune response, as shown below.

Thymidylate Synthase Inhibition
Nucleotide Pool Imbalance
DNA Damage
Cell Death
FUDR-MP
TS
Folate
dUMP
dTMP
NUC-3373
Deprotection
Misincorporation
DAMPs Release
Potentiates an Immune Response
Cell Membrane

5-FU and its Limitations

First introduced in 1957, 5-FU remains a cornerstone of treatment for patients with many types of cancers, including all gastrointestinal malignancies (including colorectal, gastric, pancreatic and small bowel), breast and head and neck cancers.

Four other drugs have been approved that aim to generate the same active anti-cancer metabolite as 5-FU: fluorodeoxyuridine, or Floxuridine, marketed as FUDR ®; capecitabine, marketed as Xeloda ®; UFT, marketed as Uftoral®; and S-1, marketed as Teysuno®.

The anti-cancer activity of 5-FU and its other forms, FUDR, capecitabine, UFT, and S-1 is largely attributed to the phosphorylated active anti-cancer metabolite, FUDR-MP, which binds to and inhibits the intracellular enzyme, TS. TS, a critical enzyme in de novo nucleotide synthesis and cell survival, is required to convert uridine, specifically dUMP to thymidine, specifically dTMP, one of the four nucleotides that comprise DNA. The inhibition of TS therefore results in an imbalance in the ratio of the nucleotides dUMP and dTMP, disrupting DNA synthesis and repair, which leads to cancer cell death.

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

3. Inefficient metabolic activation pathways. Once 5-FU enters cells, it must be processed by a series of enzymes to generate the active anti-cancer metabolite, FUDR-MP. FUDR-MP binds to and inhibits TS, leading to increased levels of uridine and decreased levels of thymidine which result in cancer cell death. There are several key enzymes involved in the conversion of 5-FU to FUDR-MP. One of these is orotate phosphoribosyl transferase, or OPRT. Another intracellular enzyme, thymidine phosphorylase, or TP, can reversibly convert 5-FU to fluorodeoxyuridine, or FUDR, an intermediate to the formation of FUDR-MP. In addition, thymidine kinase, or TK, is the enzyme that converts FUDR to the active anti-cancer metabolite, FUDR-MP. Low expression of OPRT, TP or TK in human cancer cells is associated with resistance to 5-FU. 5-FU’s metabolic pathway also results in the generation of the metabolite FUTP, which is associated with dose limiting toxicities such as neutropenia, mucositis and diarrhea.

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

Our Solution: NUC-3373

NUC-3373 is a protected form of the active anti-cancer metabolite, FUDR-MP, specifically designed to overcome the key shortcomings that limit the clinical utility of the fluoropyrimidines. NUC-3373 is a nucleotide analog that releases the same active anti-cancer metabolite, FUDR-MP, that 5-FU aims to generate within a cancer cell, but at significantly higher intracellular concentrations. NUC-3373 has been evaluated in a Phase 1 clinical trial, NuTide:301, in patients with advanced solid tumors; a Phase 1b/2 clinical trial, NuTide:302, in combination with other agents, for patients with metastatic colorectal cancer; and a randomized Phase 2 clinical trial, NuTide:323, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer. NUC-3373, is currently being evaluated in a Phase 1b/2 modular clinical trial, NuTide:303, of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer.

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

NUC-3373 has multiple potential anti-cancer mechanisms of action. Experiments in human colorectal cancer cell lines have shown that NUC-3373 may kill cancer cells through several different mechanisms. In cells, the enzyme TS, is required to convert uridine, specifically dUMP to thymidine, specifically dTMP. Thymidine is one of the nucleotides that comprises DNA. The inhibition of TS therefore results in an imbalance in the ratio of the nucleotides dUMP and dTMP, disrupting DNA synthesis and repair, which leads to cancer cell death. Patients with cancer can have different levels of the enzyme TS in their tumor cells, and this is thought to affect how well drugs such as 5-FU work. However, in our experiments we found that the level of TS in different colorectal cancer cells did not predict the ability of NUC-3373 to kill the cancer cells. This suggests that NUC-3373 may have anti-cancer activity against tumors even when their TS levels are high. In another experiment, adding thymidine to the cancer cells reduced the ability of NUC-3373 to cause cell death. This confirms that NUC‑3373 causes cancer cell death by inhibiting TS and reducing thymidine levels. In addition, when cancer cells were treated with NUC-3373, more of them had TS in the cytoplasm of the cell compared to untreated cells, which mostly had TS in the nucleus of the cell. We believe that by keeping TS in the cell cytoplasm and preventing it from moving to the nucleus, NUC-3373 causes a further imbalance in the levels of dUMP and dTMP.

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

A further set of experiments showed that NUC-3373 also causes a prolonged type of cell stress, called endoplasmic reticulum, or ER, stress in cancer cells. This leads to the release of molecules called DAMPs from the cancer cells as they die, or so-called immunogenic cell death, or ICD. This process of ICD is characterized by the cell surface exposure or extracellular release of calreticulin, or CRT, and high-mobility-group box 1 protein, or HMGB1, from dying cells, as depicted in the diagram below. These DAMPs help the immune system to recognize cancer cells in the body, thus promoting the further killing of cancer cells by immune cells.

These experiments have shown that NUC-3373 is not only a targeted TS inhibitor but also induces DNA damage and can potentiate an immune response, as illustrated in the following graphic.

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

NUC-3373 Clinical Data

NUC-3373 has been evaluated in a Phase 1 trial in patients with advanced solid tumors, the NuTide:301 trial; a Phase 1b/2 trial, NuTide:302, in combination with other agents, for patients with metastatic colorectal cancer; and a randomized Phase 2 trial, NuTide:323, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer. NUC-3373 is currently being evaluated in a Phase 1b/2 modular clinical trial, NuTide:303, of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer.

NUC-3373 Development Strategy and Ongoing / Planned Clinical Trials

We aim to develop NUC-3373 for multiple indications. In 2022, we initiated a Phase 1b/2 modular clinical trial, NuTide:303, of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. In November 2024, we announced Phase 1 data from the NuTide:303 trial. In 2025, we expect to announce data from the NuTide:303 trial of NUC-3373 in combination with pembrolizumab in patients with solid tumors.

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

In September 2021, at ESMO, we presented PK data from patients treated with NUC-3373 at doses ranging from 500 mg/m2 to 3,250 mg/m2. The PK profile of NUC-3373 was linear with a dose proportional increase and was reproducible. NUC-3373 also had a long plasma half-life of 6 to 14 hours compared with the half-life of 8 to 14 minutes for 5-FU. Intracellular levels of the active anti-cancer metabolite, FUDR-MP, also increased in a dose proportional manner and were substantially higher than those reported in the literature for 5-FU.

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

NUC-3373: Completed Phase 1b/2 clinical trial (NuTide:302).

A Phase 1b/2 trial, also known as the NuTide:302 trial, in patients with metastatic colorectal cancer in which NUC-3373 was combined with agents typically combined with 5-FU to treat patients with colorectal cancer, including leucovorin, irinotecan, oxaliplatin and bevacizumab was completed in 2024. This three-part dose escalation and expansion trial was designed to determine a recommended combination dose and schedule for NUC‑3373, as illustrated in the trial schema below. In Part 1, the safety and tolerability of NUC‑3373 when co-administered with leucovorin was assessed. Part 1 established that leucovorin has no impact on the pharmacokinetic or safety profile of NUC-3373. Part 2 assessed increasing doses of NUC-3373 plus leucovorin given in combination with either oxaliplatin (NUFOX) or irinotecan (NUFIRI). The objective of this part of the trial was to establish doses to be further examined in NUFOX and NUFIRI regimens in Part 3 of the Phase 1b/2 trial. Part 3 of the Phase 1b/2 trial evaluated the combinations of NUFOX and NUFIRI with bevacizumab for second-line colorectal cancer patients

In April 2021, at the AACR Annual Meeting, we reported interim data from 38 heavily pre-treated patients (median of 4 prior lines of therapy) who had received NUC-3373 with or without leucovorin in Part 1 of the NuTide:302 trial. NUC-3373 was shown to have a favorable safety profile with no hand-foot syndrome observed, which is associated with the toxic metabolite, FBAL, and no neutropenia, or Grade 3 or 4 mucositis or diarrhea adverse events, which are associated with the toxic metabolite, FUTP. Efficacy signals have been observed, with several patients achieving longer periods of PFS than those achieved on previous regimens (as illustrated in the graph below). Tumor shrinkages have also been observed, including in a patient who was refractory to all prior fluoropyrimidine-containing regimens.

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

In October 2023, at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023, we reported data from 14 patients with metastatic colorectal cancer who had received NUFIRI or NUFOX in combination with bevacizumab in Part 3 of the Phase 1b/2 NuTide:302 trial. NUC-3373 demonstrated a favorable safety profile when combined with irinotecan, leucovorin, and bevacizumab (NUFIRI + bev) and with oxaliplatin, leucovorin, and bevacizumab (NUFOX + bev). Additionally, as shown below, both regimens demonstrated encouraging signs of efficacy, including tumor volume reductions in patients who were refractory to or had progressed on prior fluoropyrimidine treatment.

Several patients achieved a longer PFS on NUFIRI + bev and NUFOX + bev as compared to the PFS achieved in their first-line treatment with 5-FU-based therapy.

NUC-3373: Discontinued Phase 2 clinical trial (NuTide:323).

In 2022, we initiated a randomized Phase 2 clinical trial of NUC-3373 in combination with NUFIRI + bev versus FOLFIRI + bev for the second-line treatment of patients with advanced colorectal cancer who have progressed on first-line FOLFOX. This trial included two NUC-3373 treatment arms to evaluate a weekly and a fortnightly, or alternate week, administration schedule.

In October 2023, we presented data from the NuTide:323 trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023. The trial recruited well, and no new safety signals were observed from the aggregated safety data from the first 40 patients enrolled.

In August 2024, we announced that we were discontinuing our NuTide:323 trial following a pre-planned initial analysis and recommendation from the NuTide:323 study Steering Committee. While there were prognostic imbalances favoring the control arm, the Steering Committee believed that NUFIRI + bev was unlikely to achieve the study’s primary objective of superior PFS compared to the control arm of FOLFIRI + bev in the final analysis. In all three arms, the treatment regimens were observed to have a favorable safety profile and to be generally well-tolerated, with only 12 of the 175 patients (four patients in each arm) discontinuing treatment due to adverse events.

NUC-3373: Ongoing Phase 1b/2 clinical trial (NuTide:303).

In October 2022, we presented data at the 34th EORTC-NCI-AACR Annual Meeting which showed that NUC-3373 causes lung cancer cells to release DAMPs. These molecular signals activate immune cells leading to ICD. NUC-3373 also enhanced the cell surface expression of the transmembrane protein PD-L1 in lung cancer cell lines, highlighting a potential role for NUC-3373 to enhance immunotherapy efficacy. The addition of pembrolizumab, an anti-PD-1 antibody, to NUC-3373 in a co-culture system where lung cancer cells were incubated alongside human-derived immune cells also enhanced ICD, highlighting a potential role for NUC-3373 as an attractive combination partner for immune checkpoint inhibitors in patients with lung cancer.

In 2022, we initiated a Phase 1b/2 trial to identify additional indications and treatment combinations for further development. This is a modular, multi-arm, parallel-cohort dose-finding and expansion trial of NUC-3373 in combination with other agents for the treatment of patients with different types of advanced solid tumors. Each module of this trial consists of a dose-validation phase (Phase 1) and a dose-expansion phase (Phase 2). Phase 1 will determine the appropriate combination dose for further clinical evaluation in Phase 2 of each module. Approximately six to twenty evaluable patients will be enrolled in the Phase 1 stage of each module to determine safety, preliminary efficacy and maximum tolerated dose for NUC-3373 in combination with other agents. Each module may then move into Phase 2 to enable a further assessment of safety and efficacy. Two modules have been opened to date: NUC-3373 in combination with pembrolizumab, a PD-1 inhibitor, for the treatment of patients with solid tumors (Module 1); and NUC‑3373 in combination with docetaxel for patients with lung cancer (Module 2).

In November 2024, we published data from the NuTide:303 trial in MedRxiv, the preprint server for Health Sciences. Module 1 included 12 patients with a variety of solid tumors who had exhausted all other treatment options. The majority of patients, 75%, had received prior PD-1 inhibitor-based therapy. The combination of NUC-3373 plus pembrolizumab was generally well tolerated. Encouraging signals of anti-cancer activity were observed with confirmed Partial Responses in 2 patients and Stable Disease in a further 4 patients, resulting in an objective response rate of 22% and a disease control rate of 67% in the efficacy evaluable population. Two patient case studies were highlighted from Module 1. A patient with urothelial bladder cancer who had previously received gemcitabine plus cisplatin followed by the PD-L1 inhibitor atezolizumab achieved a partial response and remained on therapy for 23 months. Following treatment with NUC-3373 plus pembrolizumab, the patient achieved 100% reduction in the target lesion, considered a confirmed partial response due to the presence of non-target lesions, and has remained on treatment for over 10 months. The second case study was a patient with BRAF mutant metastatic cutaneous melanoma who had previously received pembrolizumab with a best response of progressive disease within 5 months. This was followed by dabrafenib plus trametinib where trametinib was discontinued after 1 month due to toxicity and achieved stable disease before progressing after 7 years on dabrafenib. Following treatment with NUC-3373 plus pembrolizumab, this patient achieved a confirmed Partial Response with an 81% reduction in the target lesion and remains on treatment for over 12 months.

Module 2 included 4 patients with non-small cell lung cancer, or NSCLC, or pleural mesothelioma who had disease progression on, or were unable to tolerate, prior chemotherapy-containing regimens. Docetaxel is the current standard of care for NSCLC patients without targetable alterations who progress on PD-1 inhibitor-based therapy, however, it is associated with modest clinical benefit with a median PFS of 3-4 months and substantial toxicity. Following treatment of the first 4 patients in this module, enrollment was put on hold due to toxicity challenges with docetaxel. Despite this, 2 patients achieved prolonged Stable Disease. Two patient case studies were highlighted from Module 2. A patient with pleural mesothelioma who had previously received carboplatin plus pemetrexed and had progressed within 4 months, the PD-1 inhibitor nivolumab and had progressed within 4 months, and carboplatin plus pemetrexed and had progressed within 1 month.Following treatment with NUC-3373 plus docetaxel, the patient achieved ongoing stable disease for 13 months at the data cut-off. A second case study was a patient with squamous NSCLC who had previously received carboplatin plus paclitaxel plus pembrolizumab and achieved stable disease for 2 months, followed by maintenance pembrolizumab and progressed within 21 months. Following treatment with NUC-3373 plus docetaxel, the patient achieved stable disease for 7 months.

In 2025, we expect to announce data from the NuTide:303 trial of NUC-3373 in combination with pembrolizumab in patients with solid tumors.

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
dFdCDP
dFdCTP
dFdCMP
dFdCDP
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

Acelarin: Completed Phase 1 clinical trial (PRO-001)

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

Acelarin: Completed Phase 1b clinical trial in combination with carboplatin (PRO-002)

In the Phase 1b trial, 25 patients with recurrent ovarian cancer received Acelarin at doses from 500 mg/m2 to 750 mg/m2 in combination with carboplatin for a maximum of six treatment cycles lasting three weeks each. Patients had received on average four prior lines of chemotherapy. Of the 25 patients enrolled, 23 were evaluable and these patients were characterized by their platinum status: seven were platinum-refractory, 10 were platinum-resistant, three were partially platinum-sensitive and three were platinum-sensitive. The 23 evaluable patients had received one or more cycles of Acelarin in combination with carboplatin and had at least one follow-up radiographic assessment. Of the evaluable patients, one achieved a confirmed complete response and eight achieved a partial response (four confirmed). This resulted in an overall response rate of 39% (22% confirmed). Another 13 patients were scored as having stable disease. This resulted in a disease control rate of 96%. The median PFS duration was 6.2 months.

Acelarin: Completed Phase 2 clinical trial (PRO-105)

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

Acelarin: Completed Phase 1b clinical trial in combination with cisplatin (ABC-08)

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

Acelarin: Discontinued Phase 3 clinical trial (ACELARATE)

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

Acelarin: Discontinued Phase 3 clinical trial (NuTide:121)

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

As part of our clinical development strategy, we are investigating the molecular profile of cancer cells with the aim of identifying patients who may receive the greatest benefit from our ProTides compared with the current nucleoside analog standards of care. We are working to identify and quantify key biomarkers relevant to NUC-7738 and NUC-3373, as well as to assess their predictive nature with regard to treatment. In addition, such assays may become relevant to our eventual commercial and reimbursement strategy by helping to pre-identify those patients for whom existing nucleoside analogs are unlikely to provide a significant benefit.

Manufacturing

We currently rely, and expect to continue to rely, on third-party contract manufacturing organizations, or CMOs, for the supply of clinical trial materials of NUC-7738, NUC-3373 and Acelarin, and any future product candidates under the cGMP specified by the FDA and other regulatory organizations. cGMP is a regulatory standard for the production of pharmaceuticals to be used in humans. In the future, we intend to also rely on our CMOs to produce sufficient commercial quantities of our ProTides, if approved. We source key materials from third parties, either directly from suppliers or indirectly through our CMOs. These raw materials are generally available from multiple vendors, which provides us with a robust and cost-effective supply chain.

Manufacturing of any product candidate is subject to extensive regulations that impose various procedural and documentation requirements governing recordkeeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others. We expect that all of our CMOs will manufacture NUC-7738, NUC-3373 and Acelarin under cGMP conditions and in compliance with any similar regulatory requirements outside the United States.

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

As of February 25, 2025, we owned 395 granted patents (of which 25 are U.S. issued patents) and 83 pending patent applications (of which five are U.S. pending patent applications). Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include: Australia, Canada, China, Eurasia (in the form of a regional patent), Europe (in the form of a regional patent), Hong Kong, India, Israel, Japan, South Korea, Malaysia, Mexico, Philippines, Singapore, and South Africa.

NUC-7738

We own 84 granted patents and seven pending applications covering the composition of matter of NUC-7738, a genus around NUC-7738 and specific uses of NUC-7738. Patents directed to NUC-7738 have been granted in major jurisdictions, including the United States, Europe and Japan. These granted patents and patents arising from these pending applications, if issued, are expected to expire in 2035 excluding any patent term adjustments and any patent term extensions.

We own patent applications covering formulations of NUC-7738, methods of making NUC-7738, and specific uses of NUC-7738. Patents arising from these pending applications are expected to expire in 2036 and 2038 excluding any patent term adjustments and any patent term extensions.

NUC-3373

We own 103 granted patents and two pending applications covering the composition of matter of NUC-3373, a genus around NUC-3373 and specific uses of NUC-3373. Those patents were granted in major territories, including the United States, Europe and Japan. These granted patents and patents arising from the pending applications, if issued, are expected to expire in 2032, excluding any patent term adjustments and any patent term extensions.

We own patent applications covering formulations of NUC-3373 (including those used in the clinical trials), methods of making NUC-3373, and specific uses of NUC-3373. A patent claiming the clinical formulation of NUC-3373 has been granted in Japan. These patents and patents arising from these pending applications are expected to expire in 2036, 2037, 2038 and 2043, excluding any patent term adjustments and any patent term extensions.

Acelarin

We own 66 granted patents, as well as two pending patent applications, directed towards Acelarin in single diastereoisomer form. A patent claiming the more soluble single diastereoisomer of Acelarin has been granted in the United States, Europe and Japan, and corresponding patent applications are pending in other major territories. These granted patents and patents arising from the pending applications, if issued, are expected to expire in 2033, excluding any patent term adjustments and any patent term extensions.

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

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the drug product may begin in the United States. The NDA must include the results of all nonclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee (for example, for fiscal year 2025 this application fee exceeds $4.3 million). These fees are typically increased annually.

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

Exclusivity. Upon NDA approval of a new chemical entity, or NCE, which is a drug that contains no active moiety that has been previously approved by the FDA in any other NDA, the NCE receives five years of marketing exclusivity during which time the FDA cannot file any ANDA or 505(b)(2) NDA seeking approval of a generic or follow-on version of that drug if the follow-on applicant does not own or have a legal right of reference to all the data required for approval.

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

Patent Term Extension. After NDA approval, owners of relevant drug patents may apply for up to a five-year patent term extension. The allowable patent term extension is calculated as half of the drug’s testing phase - the time between IND submission and NDA submission - and all of the review phase - the time between NDA submission and approval up to a maximum of five years. The time can be shortened if FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

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

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA, in addition to annual marketing reports specific to each NDA. The FDA also may require post-marketing testing, sometimes called Phase 4 testing, a REMS program, and/or surveillance studies to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product.

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

Congress periodically considers enacting new incentives or mandates applicable to pediatric drug development, and the regulatory requirements applicable to pediatric drug developers may change in the future. For example, bipartisan legislation introduced during the last congressional session (2023-2024) would have increased funding for pediatric trials; mandated that drugs for rare diseases be studied in children; and granted FDA authority to assess penalties against companies that do not complete required pediatric studies.

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

Regulation of Companion Diagnostic Devices

If we decide that a diagnostic test would provide useful information for patient selection following commercialization of our future drug products or if the FDA requires us to develop such a test and to include screening requirements in the prescribing information for our future approved drug products, we may work with a collaborator to develop an in vitro diagnostic, or companion test. The FDA regulates in vitro diagnostic tests as medical devices and requires separate regulatory authorization prior to commercialization. The type of regulation to which such a test will be subjected will depend in part on a risk assessment by the FDA, as well as a determination of whether the test is intended to yield results that would be helpful for prescribers to know versus results that the FDA or we believe are necessary for the safe and effective use of our drugs under development.

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

In April 2023, the European Commission issued a proposal for a new Directive and a new Regulation, which will revise and replace the existing general pharmaceutical legislation. If adopted and implemented as currently proposed, these revisions will significantly change several aspects of drug development and approval in the European Union.

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

Since the United Kingdom’s withdrawal from the European Union, the U.K. regulator, the MHRA, has issued guidance on how to apply for Marketing Authorization. This procedure remains largely the same as it was before the United Kingdom formally left the European Union. However, the MHRA has outlined the International Recognition Procedure, whereby the United Kingdom may rely on a decision taken by certain “Reference Regulators” in order to grant a U.K. marketing authorization on an expediated manner. In most cases, if the marketing authorization was granted by a Reference Regulator within 2 years before the application is submitted in the United Kingdom, the review period will be 60 days. In other instances, the review period will be 110 days. The Reference Regulators include the FDA, the EMA and the competent authorities in each member state of the European Union, Switzerland, Australia, Canada, Japan, and Singapore.

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

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products for branded prescription drugs. For example, in the United States, the ACA contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit future payments for our products. On March 11, 2021, former President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, which began on January 1, 2024. Payment methodologies may also be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. There also has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. By way of example, in August 2022, the Inflation Reduction Act of 2022, or the IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare, with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits CMS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. CMS has begun to implement these new authorities, entering into the first set of agreements with pharmaceutical manufacturers to conduct price negotiations in October 2023 and ultimately announcing the first round of negotiated prices for the first 10 drugs in August 2024; those negotiated “maximum fair prices” will be effective as of January 1, 2026 (payment year 2026). CMS is currently engaged in its second round of negotiations and published the next 15 drugs selected for negotiation in January 2025. However, the IRA’s impact on the pharmaceutical industry in the United States remains uncertain, in part because multiple large pharmaceutical companies and other stakeholders (e.g., the U.S. Chamber of Commerce) have initiated federal lawsuits against CMS arguing the program is unconstitutional for a variety of reasons, among other complaints. The outcome of such ongoing lawsuits, as well as potential legislative changes enacted by Congress or programmatic changes implemented at CMS by the Trump Administration, may impact the IRA drug price negotiation program in the future. For that and other reasons, it is currently unclear how the IRA will be effectuated, or the impact of the IRA on our business.

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

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of our product candidate to currently available therapies (so called health technology assessment, or HTA) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Other member states allow companies to fix their own prices for drug products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

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
•
the federal transparency requirements under the Physician Payments Sunshine Act, created under the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report, on an annual basis, to the United States Department of HHS information related to payments and other transfers of value provided to physicians, teaching hospitals and certain advanced non-physician health care practitioners, as well as physician ownership and investment interests; and
•
analogous state laws and regulations, such as state anti-kickback and false claims laws, that impose similar restrictions and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other health care providers; and state health information privacy and data breach notification laws, which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

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

As discussed above under “Coverage, Pricing and Reimbursement,” a primary trend in the U.S. health care industry and elsewhere is cost containment. We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs. The Patient Protection and Affordable Care Act, or ACA, and the IRA are two examples of recently enacted federal legislation that introduced complex changes and new requirements for the health care and biopharmaceutical industries.

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmacy benefit managers, or PBMs, and other members of the health care and pharmaceutical supply chain, an important decision that has led to more aggressive efforts by states in this area. The Federal Trade Commission in mid-2022 also launched sweeping investigations into the practices of the PBM industry, and published interim reports with its findings in mid-2024 and January 2025, that could lead to additional federal and state legislative or regulatory proposals targeting such entities’ operations, pharmacy networks, or financial arrangements, including in the current 2025-2026 congressional session where PBM reform continues to be a bipartisan priority. During the previous session, numerous PBM reforms were considered in both the Senate and the House of Representatives; they included diverse legislative proposals such as eliminating rebates; divorcing service fees from the price of a drug, discount, or rebate; prohibiting spread pricing; limiting administrative fees; requiring PBMs to report formulary placement rationale; promoting transparency. Significant efforts to change the PBM industry as it currently exists in the U.S. may affect the entire pharmaceutical supply chain and the business of other stakeholders, including pharmaceutical developers like us. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

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

C. Organizational Structure

The following is a list of our significant subsidiaries:

Name of undertaking	Country of registration	Activity	Percent holding
NuCana, Inc.	United States	Biotechnology Research and Development	100
NuCana Limited	Ireland	Biotechnology Research and Development	100
NuCana BioMed Trustee Company Limited	Scotland	Employee Benefit Trust	100

D. Property, Plant and Equipment

Type	Location	Size (sq ft)	Lease Expiry
Executive office	Edinburgh, United Kingdom	3,900	August 14, 2027

All of our property is leased. We believe that our office facilities are sufficient to meet our current needs.

We previously leased a 312 square foot executive office in Newton, Massachusetts in the United States. The property was originally subject to a lease that terminated on December 31, 2024. In the third quarter of 2024, we entered into a month-to-month lease for that property. We terminated the lease effective January 31, 2025. In addition, we previously leased a 4,236 square foot executive office in Edinburgh, United Kingdom. The lease for the property expired by its terms in December 2024.

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

We may not be able to continue to claim research and development tax credits in the United Kingdom in the future under the current research and development tax credit scheme because we may no longer qualify as a R&D-intensive loss-making small or medium-sized company. However, in that scenario, we may be able to file under the merged scheme R&D expenditure credit.

Unsurrendered tax losses are carried forward to be offset against future taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of £104.2 million as of December 31, 2024. There were also temporary differences on share-based compensation arrangements of £nil. No deferred tax asset is recognized in respect of accumulated tax losses or temporary differences on share-based compensation arrangements because future profits are not sufficiently certain.

In the event we generate revenues in the future, we may benefit from the “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The effective rate of tax for relevant streams of revenue for companies receiving this relief is currently 10%.

Results of Operations

Comparison of Year Ended December 31, 2023 and 2024

The following table summarizes the results of our operations for the years ended December 31, 2023 and 2024.

	Year ended December 31,
	2024	2023
	(in thousands)
Research and development expenses	£(18,017)	£(25,062)
Administrative expenses	(4,988)	(6,063)
Impairment of intangible assets	(33)	(503)
Net foreign exchange gains (losses)	229	(1,156)
Operating loss	(22,809)	(32,784)
Finance income	358	754
Loss before tax	(22,451)	(32,030)
Income tax credit	3,454	4,398
Loss for the year	(18,997)	(27,632)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	15	(41)
Total comprehensive loss for the year	£(18,982)	£(27,673)

Research and Development Expenses

Research and development expenses were £18.0 million for the year ended December 31, 2024 as compared to £25.1 million for the year ended December 31, 2023, a decrease of £7.1 million. Patent costs decreased by £2.4 million in 2024 compared with 2023 mainly due to patent defense activity in the first quarter of 2023. Clinical trial expenses decreased by £1.4 million in 2024 compared with 2023 primarily due to reduced expenditure on NuTide:302 and NuTide:701, partly offset by higher expenditure on NuTide:323. Other research and development costs decreased in 2024 by £3.3 million principally due to lower personnel costs and share-based payment expenses.

The following table gives a breakdown of the research and development costs incurred by product for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023
	(unaudited) (in thousands)
NUC-3373	£14,825	£17,754
NUC-7738	2,630	3,603
Acelarin	(467)	2,204
Other	1,029	1,501
	£18,017	£25,062

Administrative Expenses

Administrative expenses were £5.0 million for the year ended December 31, 2024 as compared to £6.1 million for the year ended December 31, 2023, a decrease of £1.1 million. The decrease was primarily related to lower share-based payment expenses, personnel costs, and insurance costs, partly offset by higher professional fees.

Impairment of Intangible Assets

We regularly review our patent portfolio and during 2024 further development associated with a limited number of patents was discontinued. Management concluded that this was an indication of impairment and an impairment charge of £33,000 has been recognized, representing the full aggregate carrying value of those patents as of December 31, 2024. This compared to an impairment charge of £0.5 million recognized as of December 31, 2023.

Net Foreign Exchange Gains (Losses)

For the year ended December 31, 2024, we reported a net foreign exchange gain of £0.2 million as compared to a net foreign exchange loss of £1.2 million for the year ended December 31, 2023. In 2024, the gain primarily arose from cash balances held in U.S. dollars and the U.S. dollar appreciating relative to the U.K. pound sterling. Conversely in 2023, the loss arose from cash balances held in U.S. dollars and the U.S. dollar depreciating relative to the U.K. pound sterling.

Finance Income

Finance income represents bank interest and was £0.4 million for the year ended December 31, 2024 and £0.8 million for the year ended December 31, 2023. The decrease in bank interest resulted from lower cash deposits.

Income Tax Credit

The income tax credit, which is largely comprised of research and development tax credits, amounted to £3.5 million for the year ended December 31, 2024 and £4.4 million for the year ended December 31, 2023. The decrease in the income tax credit was primarily attributable to a decrease in our eligible research and development expenses, as well as a lower tax credit rate.

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

Impairment of Intangible Assets

We regularly review our patent portfolio and during 2023 further development associated with a limited number of patents, relating mainly to preclinical drug candidates, was discontinued. Management concluded that this was an indication of impairment and an impairment charge of £0.5 million has been recognized, representing the full aggregate carrying value of those patents as of December 31, 2023. This compared to an impairment charge of £0.3 million recognized as of December 31, 2022 .

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

As of December 31, 2024 and December 31, 2023, we had cash and cash equivalents of £6.7 million and £17.2 million, respectively. We do not currently have any approved products and have never generated any revenue from product sales. To date we have financed our operations primarily through the issuances of our equity securities. We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements into the third quarter of 2025. As a result, we will need substantial additional funding in order to permit us to continue our operations. If we are unable to raise additional capital, we could be forced to complete a wind down of our operations and/or seek bankruptcy protection. Adequate additional financing may not be available to us on acceptable terms, or at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders. In addition, the issuance of additional securities, by us, or the possibility of such issuance, may cause the market price of our ADSs to decline. The sale of additional equity or convertible securities will substantially dilute all of our shareholders. We could also be required to seek funds through arrangements with potential collaboration partners, including at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. In addition, our board of directors will need to consider the interests of all our constituents and take appropriate action, including to restructure or wind down the business, if it appears that we are insolvent. As a result, our business, financial condition and results of operations would be materially affected and our shareholders would lose all of their investment.

In August 2021, we entered into an “at-the-market” (ATM) sales agreement with Jefferies LLC, or Jefferies, pursuant to which we may sell from time to time ADSs having an aggregate offering price of up to $100.0 million through Jefferies, acting as our agent. Sales of our ADSs pursuant to this ATM program are subject to certain conditions specified in the sales agreement. Sales under the ATM program are registered on a shelf registration statement on Form F-3 that we filed with the

SEC in August 2021, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $400.0 million of our securities, inclusive of our ADSs sold under the ATM program. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell our ADSs representing ordinary shares with a value of more than one-third of the aggregate market value of our ordinary shares held by non-affiliates in any 12-month period, so long as the aggregate market value of our ordinary shares held by non-affiliates is less than $75.0 million. As a result, we may raise up to approximately $2.6 million from the sale of our ADSs from December 31, 2024 onwards. During the year ending December 31, 2024 we sold and issued 7,151,809 ADSs, representing 89,027,545 ordinary shares, under the ATM program, raising gross proceeds of £8.7 million. Subsequent to December 31, 2024 and through the date hereof, we sold and issued 394,303 ADSs, representing 9,857,575 ordinary shares, under the ATM program, raising gross proceeds of £0.5 million.

The following table summarizes the results of our cash flows for the years ended December 31, 2023 and 2024.

	Year ended December 31,
	2024	2023
	(in thousands)
Net cash used in operating activities	£(19,118)	£(26,439)
Net cash from investing activities	79	2,888
Net cash from (used in) financing activities	8,184	(53)
Net decrease in cash and cash equivalents	£(10,855)	£(23,604)

Operating activities. Net cash used in operating activities was £19.1 million in 2024 as compared to £26.4 million in 2023, a net decrease in cash outflows of £7.3 million. Operating loss cash flows were lower by £9.8 million in 2024, primarily reflecting lower research and development costs and movement in provisions in 2023. Working capital outflows were £2.2 million for the year ended December 31, 2024 as compared to working capital outflows of £1.3 million for the year ended December 31, 2023. In addition, a tax refund of £4.0 million was received in 2024 compared to £5.6 million in 2023.

Investing activities. Net cash from investing activities was £0.1 million in 2024 as compared to £2.9 million in 2023. Repayment of other assets totaled £2.6 million in the year ended December 31, 2023 with no similar repayment in 2024. Interest received in 2024 was £0.4 million compared with £0.8 million in 2023, a decrease of £0.4 million. In 2024, cash used to acquire intangible assets was £0.2 million lower than in 2023.

Financing activities. Net cash from financing activities was £8.2 million in 2024 as compared with net cash used in financing activities of £0.1 million in 2023 reflecting an increase in the proceeds from the issue of share capital.

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

Contractual Obligations

The following table summarizes our contractual lease commitments and obligations as of December 31, 2024.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Lease liabilities	£205	£82	£123	—	—

Lease liabilities relate to rental of office space.

We have agreed to make milestone payments and pay royalties to third parties under various licensing and related agreements and we have agreed to make payments to CROs and manufacturers under various CRO and manufacturing agreements. We have not included any such contingent payment obligations in the table above as the amount, timing and likelihood of such payments are not fixed or determinable.

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

Consequently, we plan to commence an equity financing process having considered several options to raise funds. However, our ADSs are currently trading at a price below the nominal value of our ordinary shares of £0.04 each, which means we are unable to issue new ordinary shares/ADSs at market value. Therefore, to facilitate the equity financing process, on March 18, 2025, we distributed a notice of our general meeting to be held on April 7, 2025 to approve the sub-division and related redesignation of our ordinary shares. Our board of directors believe there is a reasonable prospect that the financing process will be completed successfully in the coming months.

In addition, we carefully manage our capital resources and review our cost structure on an ongoing basis, with the aim of improving our cash burn rate and reducing our operating expenses. We have controllable mitigating actions identified to manage our expenditure, including management of third-party expenses and internal resource costs, as well as prioritization of development programs.

However, there is uncertainty related to our ability to raise sufficient additional capital within the going concern period, prior to our cash balances being exhausted. These events or conditions raise substantial doubt on our ability to continue as a going concern and, therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

D. Trend Information

See “Item 5A. Operating Results” within this Annual Report.

E. Critical Accounting Estimates

Not Applicable.

F. [ Reserved]

G. [Reserved]

H. Non-GAAP Financial Measures

Not Applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and directors as of March 1, 2025:

Name	Age	Position
Executive Officers
Hugh Griffith	56	Chief Executive Officer and Director
Jeffrey Bloss	68	Chief Medical Officer
David Harrison	65	Head of Translational Studies
Non-Executive Directors
Andrew Kay	69	Non-Executive Director and Chairman
Adam George (1)	55	Non-Executive Director
Martin Mellish (2)	67	Non-Executive Director
Cyrille Leperlier	71	Non-Executive Director
Elliott Levy	66	Non-Executive Director
Bali Muralidhar	45	Non-Executive Director
(1)
After the filing of this Annual Report, Mr. George intends to resign as the audit committee chair and as a director of the Company, effective March 21, 2025. Mr. George’s anticipated departure is not the result of any disagreement with us on any matter related to our operations, policies or procedures (financial reporting, accounting or otherwise).
(2)
Mr. Mellish intends to succeed Mr. George as audit committee chair upon Mr. George’s resignation, effective March 21, 2025.

Executive Officers

Hugh Griffith is our co-founder and has served as our Chief Executive Officer and as a member of our board of directors since our operations began in March 2008. Mr. Griffith previously served as a non-executive director of MedAnnex Limited from 2010 to 2024, Thirty Holdings Limited from 2018 to 2023 and EdixoMed Limited from 2011 to 2023, when it was acquired by Convatec Group. Prior to founding NuCana, Mr. Griffith was Chief Operating Officer of Bioenvision, Inc., a biopharmaceutical company, from July 2004 until December 2007, when it was acquired by Genzyme Corporation (now Sanofi). He previously served as Commercial Director of Bioenvision, Inc. from September 2002 to June 2004. Before that, Mr. Griffith held several senior commercial positions at Quantanova Limited, a biopharmaceutical company, from January 2002 to July 2002, Abbot Laboratories (now AbbVie Inc.) from October 1995 to December 2001 and Warner-Lambert Company (now Pfizer Inc.) from April 1992 to October 1995. He currently serves on the advisory board of the Scottish Lifesciences Association. In 2018, Mr. Griffith received a lifetime achievement award for ‘Outstanding Contribution to Life Sciences’ by the Scottish Government. Mr. Griffith is a named inventor on over 398 patents and over 300 pending patent applications. He received an M.B.A. from Cardiff Business School and a B.Sc. Honours in Biology from the University of Stirling. We believe that Mr. Griffith possesses specific attributes that qualify him to serve as a member of our board of directors, including the perspective and experience he brings as our Chief Executive Officer, which provides historic knowledge of our company, operational expertise and continuity to our board of directors, and his significant experience in the biopharmaceutical industry in positions including chief executive officer, chief operating officer and executive director.

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

Adam George has served as a member of our board of directors since April 2018. Mr. George served as GW Pharmaceutical's U.K. Managing Director and Company Secretary from March 2017 to December 2020, Chief Financial Officer from 2012 to March 2017, and Financial Controller from 2007 to 2012. GW Pharmaceuticals is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. In addition, Mr. George has served as chairman of the board of directors and chief executive officer of Psi Pharmaceuticals Ltd since December 2021 and as a member of the board of directors of Beckley Psytech Ltd since June 2021. Further, Mr. George also serves as a director of PsiClone Ltd, Neurone Ltd, and Kanna Health Ltd, as well as non-executive Chairman of Glass Pharms Ltd, private pharmaceutical development companies. Before joining GW Pharmaceuticals, Mr. George held several senior finance roles within both public and private companies. Mr. George holds a BSc. in Biology from Bristol University and is a Chartered Accountant. He also serves as Chairman of NuCana's Audit Committee. We believe that Mr. George possesses the specific attributes that qualify him to serve as a member of our board of directors, including significant management experience in the biopharmaceutical industry at both public and private companies.

Martin Mellish has served as a member of our board of directors since December 2009. Mr. Mellish also serves as a non-executive director and Chairman of the Audit Committee of: Spectral AI (NASDAQ: MDAI; formerly London AIM: SMD) a company developing a medical Artificial Intelligence technology for the evaluation of acute burn and chronic diabetic wounds; and of Levitronix Technologies Inc., a technology company, handling high-purity fluids for the semiconductor and life science industries. Further, Mr. Mellish also serves as a director of Kensington Green Management Ltd., Alturki Holding, and Saudi Readymix Concrete Company. Mr. Mellish serves as founding director and Chairman of Aspen Advisory Services Ltd., a London-based private office responsible for the administration of investments in North America, Europe and Asia since 1994. Mr. Mellish also serves as a non-executive director and Chair of the Audit Committee of Pearl Diver Credit Company Inc. (NYSE: PDCC) since July 2024 and as a non-executive director and Chair of Remuneration Committee of Spectral MD, Inc. Mr. Mellish holds an M.Sc. from the Master of Health Care Delivery Science program at Dartmouth’s Geisel School of Medicine and Tuck School of Business; an SM (Management) from the Massachusetts Institute of Technology and an M.Sc. (Accounting) from Northeastern University. We believe that Mr. Mellish possesses specific attributes that qualify him to serve as a member of our board of directors, including his significant experience in accounting and finance.

Cyrille Leperlier, M.D. has served as a member of our board of directors since May 2018. He brings over 40 years of experience in the pharmaceutical and biotechnology industry to our board of directors. Dr. Leperlier also served as the Chief Executive Officer of Divlal SAS from June 2020 to November 2022. From 2009 to 2019, Dr. Leperlier also served as Vice President of Medical Assessment for Corporate Strategy for Sanofi's Corporate Business Development and M&A Group, where, among other transactions, he was deeply involved in Sanofi's acquisition of Genzyme. Prior to this role, Dr. Leperlier served at Sanofi as Medical Director in Japan from 2007 to 2009 and Head of Medical Affairs, International Region from 2004 to 2007. Before joining Sanofi, Dr. Leperlier was Medical Director and Global Head of Clinical Development at Rhone

Poulenc Rorer and previously worked for Takeda in a variety of operational and medical affairs roles. Dr. Leperlier received an M.D. from the University of Paris, Saint-Antoine School of Medicine and a Master in Human Biology (major in physiology) from the Medical University of Paris. He is a recognized expert in oncology drug development, strategic portfolio prioritization, and business development, with extensive leadership experience at a number of global biotechnology and pharmaceutical companies. We believe that Dr. Leperlier possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in global drug development and marketing.

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

Bali Muralidhar, M.D., Ph.D. has served as a member of our board of directors since October 2020. Dr. Muralidhar is a Managing Partner, Chief Investment Officer and Chief Operating Officer at Abingworth LLP, or Abingworth, a transatlantic investment group dedicated to life sciences. Prior to joining Abingworth, Dr. Muralidhar was a senior partner at MVM Partners LLP, or MVM, from November 2012 to March 2019. He represents Abingworth on the boards of Spruce Biosciences (NASDAQ: SPRB) and Ascend GmbH. Prior to MVM, he was a member of Bain Capital LP’s leveraged buyout team, focusing on healthcare from April 2011 to November 2012. Dr. Muralidhar previously served on the boards of Reneo Pharmaceuticals, Wugen, Inc., and Anjarium Biosciences, as well as the supervisory board of Valneva SE, a French biotechnology company traded on Euronext and Wilson Therapeutics traded in Nasdaq OMX and later acquired by Alexion Pharmaceuticals. Dr. Muralidhar earned a degree in clinical medicine from the University of Oxford and has a Ph.D. in translational cancer research from the MRC Cancer Cell Unit, University of Cambridge. We believe Dr. Muralidhar possesses specific attributes that qualify him to serve as a member of our board of directors, including his investment experience in healthcare.

B. Compensation

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our directors and members of management for services in all capacities to us and our subsidiaries for the year ended December 31, 2024, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2024 to provide pension, retirement or similar benefits to, our directors and members of the executive management board.

Directors’ and Executive Officers’ Compensation

Directors’ Compensation

For the year ended December 31, 2024, the table below sets forth the compensation paid to our directors, and, in the case of Mr. Griffith, reflects the compensation paid for services as our Chief Executive Officer.

Year Ended December 31, 2024 Directors’ Compensation (1)

Name	Salary/Fees	Annual Bonus	Benefit Excluding Pension (2)	Pension Benefit (3)	Total
	£	£	£	£	£
Hugh Griffith
Executive Director
Chief Executive Officer	596,636	—	4,865	59,664	661,165
Andrew Kay
Chairman and Non-Executive Director	79,723	—	—	—	79,723
Adam George (4)
Non-Executive Director	57,184	—	—	—	57,184
Martin Mellish (5)
Non-Executive Director	48,384	—	—	—	48,384
Cyrille Leperlier
Non-Executive Director	65,898	—	—	—	65,898
Elliott Levy
Non-Executive Director	54,914	—	—	—	54,914

(1)
For the year ended December 31, 2024, the majority of compensation was set and paid in pounds sterling (£).
(2)
The amount for benefits represents our contribution to medical insurance.
(3)
The amount for pension benefit represents our contribution into a money purchase plan.
(4)
After the filing of this Annual Report, Mr. George intends to resign as the audit committee chair and as a director of the Company, effective March 21, 2025. Mr. George's anticipated departure is not the result of any disagreement with us on any matter related to our operations, policies or procedures (financial reporting, accounting or otherwise).
(5)
Mr. Mellish intends to succeed Mr. George as audit committee chair upon Mr. George's resignation, effective March 21, 2025.

Executive Officers’ Compensation

The compensation for each of our executive directors and executive officers is comprised of the following elements: base salary, annual bonus, personal benefits and pension or 401(k) plan. The total amount of compensation paid and benefits in kind granted to our executive officers, whether or not a director, for the year ended December 31, 2024 was £1.9 million.

Bonus Plans

Our executive officers and directors are eligible for an annual bonus at the discretion of the Remuneration Committee. Bonus awards are reviewed at the end of each calendar year and any such awards are determined by the performance of the individual and the company as a whole based upon the achievement of strategic objectives set at the beginning of the year.

Outstanding Equity Awards, Grants and Option Exercises

During the year ended December 31, 2024, options to purchase 4,796,284 ordinary shares were awarded to executive officers and non-executive directors.

	Type of		Nominal	Exercise	First date of
Name	Plan(1)	Granted	value	price	exercise (2)	Date of expiry
Directors and Executive Officers
Hugh S. Griffith	2020 Long Term Incentive Plan	850,667	£0.04	£0.30	Mar 13, 2025	Mar 13, 2034
	2020 Long Term Incentive Plan	833,333	£0.04	£0.30	Mar 14, 2025	Mar 14, 2034
	2020 Long Term Incentive Plan	842,000	£0.04	£0.04	Mar 13, 2025	Mar 13, 2034
Donald Munoz (3)	2020 Long Term Incentive Plan	571,094	£0.04	£0.30	Mar 13, 2025	Mar 13, 2034
	2020 Long Term Incentive Plan	285,547	£0.04	£0.04	Mar 13, 2025	Mar 13, 2034
Jeffrey Bloss	2020 Long Term Incentive Plan	524,719	£0.04	£0.30	Mar 13, 2025	Mar 13, 2034
	2020 Long Term Incentive Plan	262,359	£0.04	£0.04	Mar 13, 2025	Mar 13, 2034
David Harrison	2020 Long Term Incentive Plan	275,000	£0.04	£0.30	Mar 14, 2025	Mar 14, 2034
Non-Executive Directors
Adam George (4)	2020 Long Term Incentive Plan	46,875	£0.04	£0.30	Mar 13, 2025	Mar 13, 2034
	2020 Long Term Incentive Plan	23,438	£0.04	£0.04	Mar 13, 2025	Mar 13, 2034
Martin Mellish (5)	2020 Long Term Incentive Plan	46,875	£0.04	£0.30	Mar 13, 2025	Mar 13, 2034
	2020 Long Term Incentive Plan	23,438	£0.04	£0.04	Mar 13, 2025	Mar 13, 2034
Cyrille Leperlier	2020 Long Term Incentive Plan	46,875	£0.04	£0.30	Mar 13, 2025	Mar 13, 2034
	2020 Long Term Incentive Plan	23,438	£0.04	£0.04	Mar 13, 2025	Mar 13, 2034
Andrew Kay	2020 Long Term Incentive Plan	46,875	£0.04	£0.30	Mar 13, 2025	Mar 13, 2034
	2020 Long Term Incentive Plan	23,438	£0.04	£0.04	Mar 13, 2025	Mar 13, 2034
Elliott Levy	2020 Long Term Incentive Plan	46,875	£0.04	£0.30	Mar 13, 2025	Mar 13, 2034
	2020 Long Term Incentive Plan	23,438	£0.04	£0.04	Mar 13, 2025	Mar 13, 2034

(1)
Further details of the 2020 Long Term Incentive Plan are given on pages 120 – 121.
(2)
Options granted will vest if the option holder remains under their respective employment contract or contract of services for the agreed vesting period. The share options granted under these plans will vest over a period of up to four years.
(3)
Mr. Munoz departed as our Chief Financial Officer effective February 7, 2025.
(4)
After the filing of this Annual Report, Mr. George intends to resign as the audit committee chair and as a director of the Company, effective March 21, 2025. Mr. George’s anticipated departure is not the result of any disagreement with us on any matter related to our operations, policies or procedures (financial reporting, accounting or otherwise).
(5)
Mr. Mellish intends to succeed Mr. George as audit committee chair upon Mr. George’s resignation, effective March 21, 2025.

As of December 31, 2024, our executive officers and directors held options to purchase 12,344,999 ordinary shares.

We periodically grant share options to employees, directors and consultants to enable them to share in our successes and to reinforce a corporate culture that aligns their interests with that of our shareholders. During the year ended December 31, 2024, we granted options to purchase 4,796,284 ordinary shares to our executive officers and non-executive directors. During the year ended December 31, 2024, we granted options to purchase 1,477,500 ordinary shares to 23 employees and consultants who are not directors or executive officers.

Pension, Retirement and Similar Benefits

For the year ended December 31, 2024, we and our subsidiaries contributed a total of £96,867 into money purchase plans to provide pension, retirement or similar benefits to our executive officers and directors.

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

Equity Compensation Plans

As of December 31, 2024, we have granted options to purchase our shares under four share option schemes, which are summarized in this section.

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

As of December 31, 2024, we had granted options to purchase 1,032,500 ordinary shares to directors, employees and consultants under the 2009 Share Option Scheme. 10,000 of these options lapsed before December 31, 2024 and 1,022,500 were exercised by December 31, 2024, which includes 437,500 exercised in 2021. There are no remaining options under the 2009 Share Option Scheme at December 31, 2024.

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

As of December 31, 2024, we had granted options to purchase 1,908,935 ordinary shares to directors and employees under the 2012 Share Option Scheme. Of these, options to purchase 112,688 shares have been cancelled by December 31, 2024. Options to purchase 37,500 shares were exercised in 2016, 42,500 options to purchase were exercised in 2018, 32,500 options to purchase were exercised in 2020, 549,999 options to purchase were exercised in 2021, and 139,905 options to purchase were exercised in 2022. During 2023, 212,594 options granted under the 2012 share option scheme lapsed. During 2024, the remaining options to purchase 781,249 shares have lapsed or expired.

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

As of December 31, 2024, we had granted options to purchase 5,638,435 ordinary shares to directors and employees under the 2016 Share Option Scheme. Options to purchase 92,312 shares were exercised by December 31, 2018, and a further 23,437 options were exercised in 2019. At December 31, 2024, 799,165 options had been forfeited or cancelled. All 4,723,522 of the remaining options granted under this scheme had vested at December 31, 2024.

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

As of December 31, 2024, we had granted to directors, employees and consultants, 14,066,421 Regular options and 1,246,287 RSU-style options to purchase ordinary shares under the 2020 LTIP. Options to purchase 209,712 had been exercised at December 31, 2023, and a further 165,836 were exercised in 2024. Of the remaining options granted under this scheme, 4,595,399 had vested at December 31, 2024, 2,485,377 had been forfeited or cancelled, and the remaining 7,856,384 are unvested.

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

2020 Company Share Option Plan (2020 CSOP)

On June 25, 2020, we adopted a share option plan, or the 2020 CSOP. The CSOP is an option scheme that provides for the grant of options under a Company Share Option Plan in accordance with Schedule 4 of the Income Tax (Earnings and Pensions) Act 2003 which affords some tax advantages to the option holder. Grants under the CSOP would only be applicable to U.K. taxpayers. As of December 31, 2024, we have not granted any options under the 2020 CSOP.

Key points:

•
CSOP options must only be granted to full-time directors or employees;
•
each recipient can receive options to buy company shares worth up to £60,000 (as valued (ignoring any restrictions) at the date of grant or such earlier agreed time);
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

Employee Benefit Trust

On December 19, 2011, we established a discretionary employee benefit trust under the terms of a trust deed, or the Employee Benefit Trust, to operate in conjunction with our share option schemes. The beneficiaries of the Employee Benefit Trust are our employees and former employees (including executive directors) and their spouses, civil partners, surviving spouses and civil partners, children and step-children under the age of 18. The trustee of the Employee Benefit Trust is NuCana BioMed Trustee Company Limited, or the Trustee, our wholly owned subsidiary. As of December 31, 2024, the Trustee holds 500,000 of our ordinary shares in trust under the terms of the trust deed, which, pursuant to the terms of our three option schemes, and at the election of the Trustee, may be used to satisfy awards under our share option schemes. Under the terms of the trust deed, unless we direct otherwise, the Trustee must abstain from voting at a general meeting any of our shares held in the trust fund for which the Trustee holds the whole of the beneficial interest.

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

After the filing of this Annual Report, Mr. George intends to resign as the audit committee chair and as a director of the Company, effective March 21, 2025. Mr. George’s anticipated departure is not the result of any disagreement with us on any matter related to our operations, policies or procedures (financial reporting, accounting or otherwise). Mr. Mellish intends to succeed Mr. George as audit committee chair upon Mr. George’s resignation, effective March 21, 2025.

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

Audit Committee

The members of our audit committee are currently three of our non-executive directors, Adam George, Martin Mellish and Cyrille Leperlier. Each of these members is an “independent director” as such term is defined in Rule 10A-3 under the Exchange Act. Mr. George serves as chair of the audit committee. Our board of directors has determined that Mr. George is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002. After the filing of this Annual Report, Mr. George intends to resign as the audit committee chair and as a director of the Company, effective March 21, 2025. Mr. George’s anticipated departure is not the result of any disagreement with us on any matter related to our operations, policies or procedures (financial reporting, accounting or otherwise). Mr. Mellish intends to succeed Mr. George as audit committee chair upon Mr. George’s resignation, effective March 21, 2025. Our board of directors has determined that Mr. Mellish is an “audit committee financial expert” as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002. Our audit committee meets at least four times per year and oversees the monitoring of our internal controls, accounting policies and financial reporting and provides a forum through which our external auditors and independent registered public accounting firm reports. Our audit committee meets at least once a year with the external auditors and our independent registered public accounting firm without executive board members present. The audit committee is also responsible for overseeing the activities of the external auditors and our independent registered public accounting firm, including their appointment, reappointment, or removal as well as monitoring their objectivity and independence. The audit committee also reviews and approves the fees paid to our external auditors and independent registered public accounting firm and determines whether the fee levels for non-audit services, individually and in aggregate, relative to the audit fee are appropriate so as not to undermine their independence.

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

Board Diversity Matrix (As of March 1, 2025)
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

D. Employees

The number of employees by function and geographic location as of the end of the period for our fiscal years ended December 31, 2022, 2023 and 2024 was as follows:

	At December 31,
	2024	2023	2022
By Function:
Research and development	16	22	25
Management and administrative	6	6	6
Total	22	28	31
By Geography:
United Kingdom	20	26	29
North America	2	2	2
Total	22	28	31

As of December 31, 2024, we had 20 full-time employees and 2 part-time employees. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our employee relations are good.

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

For information regarding the Clawback Policy, see “Item 6.B—Compensation.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2024 by:

•
each of our executive officers and directors;
•
each person beneficially owning more than 5% of our share capital as of December 31, 2024; and
•
all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from December 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person except with respect to the percentage ownership of all board members and executive officers, as a group. Based on our share register and other information made available to us by certain of our shareholders, as of December 31, 2024, there were four U.S. record holders holding 284,767 ordinary shares, representing 0.20% of our issued and outstanding ordinary shares. We had no greater than 5% shareholders as of December 31, 2024.

Unless otherwise indicated, the address for each of the shareholders in the table below is c/o NuCana plc, 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

	Ordinary Shares Beneficially Owned(1)
Name of Beneficial Owner	Number	Percent
Named Executive Officers and Directors
Hugh Griffith (2)	6,364,003	4.3
Donald Munoz (3)	1,738,450	1.2
Bali Muralidhar (4)	3,430,062	2.4
Martin Mellish (5)	230,902	*
Elliott Levy (6)	123,750	*
Adam George (7)	227,713	*
Cyrille Leperlier (8)	213,652	*
Andrew Kay (9)	270,315	*
Jeffrey Bloss (10)	452,180	*
David Harrison (11)	275,625	*
All of our executive officers and directors, as a group (10 persons)	13,326,652	8.9%

* Indicates beneficial ownership of less than one percent of our ordinary shares.

(1)
Number of shares owned as shown both in this table and the accompanying footnotes and percentage ownership is based on 142,037,199 ordinary shares outstanding on December 31, 2024 after giving effect to the exercise of all outstanding vested options to purchase our ordinary shares held by our executive officers and directors.

(2)
Consists of (a) 1,000,000 ordinary shares, (b) 265,026 ordinary shares in the form of ADSs, and (c) options to purchase 5,098,977 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2024.

(3)
Consists of (a) 263,838 ordinary shares and (b) options to purchase 1,474,612 ordinary shares that are immediately exercisable within 60 days of December 31, 2024. Mr. Munoz was our Chief Financial Officer until February 2025.

(4)
Consists of (a) 540 ordinary shares in the form of ADSs, (b) 3,333,333 ADSs held by Abingworth Bioventures VII LP, or Abingworth VII, and (c) options to purchase 96,189 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2024. Abingworth VII (acting by its general partner Abingworth GP, acting by its general partner Abingworth General Partner VII LLP) has delegated to Abingworth LLP, all investment and dispositive power over the securities held by Abingworth VII. Abingworth LLP holds the reported securities indirectly through Abingworth VII. Dr. Muralidhar, a member of our board of directors, is a partner and investment committee member of Abingworth LLP and disclaims beneficial ownership of the ADSs held by Abingworth VII.

(5)
Consists of (a) 16 ordinary shares, (b) 33,214 ordinary shares in the form of ADSs and (c) 197,672 options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2024.

(6)
Consists of (a) 13 ordinary shares, (b) 18,737 ordinary shares in the form of ADSs and (c) options to purchase 105,000 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2024.

(7)
Consists of options to purchase 227,713 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2024.

(8)
Consists of options to purchase 213,652 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2024.

(9)
Consists of options to purchase 270,315 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2024.

(10)
Consists of (a) 20,900 ordinary shares, (b) 100 ordinary shares in the form of ADSs and (c) 431,180 options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2024.

(11)
Consists of options to purchase 275,625 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2024.

To our knowledge, other than as provided in the table above, our other filings with the SEC, including, without limitation, Schedule 13 filings, and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022.

The shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

B. Related Party Transactions

The following is a description of related party transactions we have entered into between January 1, 2024 and March 1, 2025 with any members of our board of directors or executive officers or the holders of more than 5% of our share capital.

Agreements with Our Executive Officers and Directors

We have entered into service agreements with each of our executive officers as follows: each of Hugh Griffith and David Harrison in 2017, and Jeffrey Bloss in 2021. In addition, we entered into a service agreement with our former Chief Financial Officer, Donald Munoz, in 2017. Mr. Munoz departed from the Company effective February 7, 2025 and his service agreement was terminated at that time.

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

Item 8. Financial Information

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

B. Significant Changes

Any significant changes since December 31, 2024 are disclosed in Note 18 to the consolidated financial statements included elsewhere in this Annual Report.

Item 9. The Offer and Listing

A. Offer and Listing Details

The ADSs were listed on The Nasdaq Global Select Market under the symbol “NCNA” since October 2, 2017. On November 9, 2023 we transferred our listing to The Nasdaq Capital Market.

On April 16, 2024, we effected a ratio change of our ADSs to our ordinary shares, from one ADS, representing one ordinary share, to one ADS representing twenty-five ordinary shares, or the ADS Ratio Change. The change was made to enable the Company to regain compliance with the Nasdaq minimum bid price requirement. Unless specified otherwise, all references in this annual report to ADS share and ADS per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the ADS Ratio Change.

B. Plan of Distribution

Not Applicable.

C. Markets

The ADSs were listed on The Nasdaq Global Select Market under the symbol “NCNA” since October 2, 2017. On November 9, 2023 we transferred our listing to The Nasdaq Capital Market. On April 16, 2024, we effected the ADS Ratio Change so that one ADS now represents twenty-five ordinary shares.

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

Issued Share Capital

Our issued share capital as of December 31, 2024 is £5,681,488 divided into 142,037,199 ordinary shares of £0.04 each. A summary of increases in, and changes to, our issued share capital since our incorporation is set out below.

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

During 2023 we issued 408,015 ordinary shares pursuant to our ATM sales agreement, and 79,433 ordinary shares pursuant to the exercise of share options.

During 2024, we issued 89,027,545 ordinary shares pursuant to our ATM sales agreement, and 149,319 ordinary shares pursuant to the exercise of share options.

Ordinary Shares

As of December 31, 2024, we had issued and outstanding 142,037,199 ordinary shares of £0.04 each. Each issued ordinary share is fully paid.

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

Voting rights. Subject to any other provisions of our articles of association and without prejudice to any special rights, privileges or restrictions as to voting attached to any shares forming part of our share capital, the voting rights of shareholders are as follows. Unless a poll vote is demanded, shareholders shall vote on all resolutions on a show of hands. Our articles of association provide that a poll vote may be demanded before, or on the declaration of, the result of a vote on a show of hands: (a) by the chairman of a general meeting, (b) by at least five shareholders present at a meeting and entitled to vote, or (c) by any shareholder or shareholders present representing not less than 10% of the total voting rights or more than 10% of the total sum paid up on all voting shares. For these purposes, a shareholder will be present at a meeting if attending in person, by proxy, or, in the case of a shareholder that is a corporation (as broadly defined under the Companies Act 2006), by duly authorized representatives.

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

Classified board of directors. Our board of directors is divided into three classes, “Class I,” whose initial term expires at the annual general meeting of the shareholders to be held in 2026, “Class II,” whose initial term expires at the annual general meeting of the shareholders to be held in 2025, and “Class III”, whose term expires at the annual general meeting of the shareholders to be held in 2027, with the classes as nearly equal in number as possible. The Class I directors are Hugh Griffith, Andrew Kay and Bali Muralidhar, the Class II directors are Elliott Levy and Cyrille Leperlier, and the Class III directors are Adam George and Martin Mellish. After the filing of this Annual Report, Mr. George intends to resign as a director of the Company, effective March 21, 2025. Mr. George’s anticipated departure is not the result of any disagreement with us on any matter related to our operations, policies or procedures (financial reporting, accounting or otherwise).

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

(c) Subject to paragraph (a) above and the initial terms described in “Description of Issued Share Capital-Articles of Association-Directors-Classified board of directors”, each director within each class shall retire at the third annual general meeting following the annual general meeting at which he or she was elected or last re-elected. Except where there is an increase in the number of directors (in which case the newly created directorships shall be apportioned by our board amongst our existing classes) or in accordance with paragraph (a) above, directors elected or re-elected at an annual general meeting shall be appointed to the class whose term expires at such meeting.

(d) A director retiring at an annual general meeting shall be eligible for re-election. If a retiring director is not re-elected, he or she shall hold office until the meeting elects someone in his or her place or, if it does not do so, until the end of the meeting.

Company name

The board of directors may resolve to change our company name.

Indemnity of officers

Subject to the provisions of any relevant legislation, each of our directors and other officers may be indemnified by us against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation to those duties. The Companies Act 2006 renders void an indemnity for a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director as described in “-Differences in Corporate Law-Liability of Directors and Officers.”

Shareholders’ Meetings

Annual general meetings. We shall in each year hold an annual general meeting of our shareholders in addition to any other meetings in that year, and shall specify the meeting as such in the notice convening it. The annual general meeting shall be held at such time and place as the board of directors may appoint.

Calling of general meetings. The board of directors may call a general meeting of shareholders. The board of directors must call a general meeting if the shareholders and the Companies Act 2006 require them to do so. The arrangements for the calling of general meetings are described in “-Differences in Corporate Law-Notice of General Meetings” below.

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

Under our articles of association, if a person defaults in supplying us with the required particulars in relation to the shares in question, or the default shares, the board of directors may by notice direct that:

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

Preemptive Rights. English law generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for a company’s articles of association, or shareholders in general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). On June 18, 2024, at our 2024 Annual General Meeting, our shareholders approved the exclusion of preemptive rights in connection with: (i) the allotment of shares or the grant of rights to subscribe for or to convert any security into shares up to an aggregate nominal value of up to £20,000,000, for a period ending at the conclusion of our next annual general meeting in 2025; and (ii) the allotment of shares or the grant of rights to subscribe for or to convert any security into shares up to an aggregate nominal amount of £20,000,000 under or in connection with any existing, amended or new share option schemes, incentive plans or joint share ownership plans (whether tax advantaged or otherwise) as the directors may, from time to time, approve, where such schemes or plans include as eligible participants the directors, officers or employees of the Company or any subsidiary undertaking of the Company, from time to time, and/or any consultants engaged by the Company or any such subsidiary undertaking, for a period ending on the fifth anniversary of the date of our 2024 Annual General Meeting (i.e. at 11:59 pm on June 18, 2029). In addition to the authorities referred to above, our shareholders have also approved the exclusion of preemptive rights (i) on June 25, 2020 at our 2020 Annual General Meeting, in connection with the allotment of shares or grant of rights to subscribe for or to convert any security into shares under or in connection with the Approved Share Option Schemes up to an aggregate nominal value of £160,000, for a period ending on the fifth anniversary of the date of our 2020 Annual General Meeting (i.e. at 11:59 pm on June 24, 2025); (ii) on June 24, 2021 at our 2021 Annual General Meeting, in connection with the allotment of shares or the grant of rights to subscribe for or to convert any security into shares, under or in connection with the NuCana 2016 Share Option Scheme, the NuCana 2020 Long-Term Incentive Plan, the NuCana 2020 Company Share Option Plan or any joint share ownership plan agreement substantially in the form of the approved Joint Share Ownership Plan Agreement, each as may be amended from time to time, or under or in connection with any new share option schemes or incentive plans (whether tax advantaged or otherwise) as the directors may, from time to time, approve, where such schemes or plans include as eligible participants the directors, officers or employees of the Company or any subsidiary undertaking of the Company, from time to time, and/or any consultants engaged by the Company or any such subsidiary undertaking, or all of such share option schemes or share option incentives being collectively referred to as the Approved Share Option Schemes, up to an aggregate nominal value of £80,000, for a period ending on the fifth anniversary of the date of our 2021 Annual General Meeting (i.e. at 11:59 pm on June 23, 2026); (iii) on June 23, 2022 at our 2022 Annual General Meeting, in connection with the allotment of shares or grant of rights to subscribe for or to convert any security into shares under or in connection with the Approved Share Option Schemes or any joint share ownership plans (whether tax-advantaged or otherwise) as the directors may, from time to time, approve, up to an aggregate nominal value of £200,000, for a period ending on the fifth anniversary of the date of our 2022 Annual General Meeting (i.e. at 11:59 pm on June 23, 2027); and (iv) on June 15, 2023 at our 2023 Annual General Meeting, in connection with the allotment of shares or grant of rights to subscribe for or to convert any security into shares under or in connection with the Approved Share Option Schemes or any joint share ownership plans (whether tax-advantaged or otherwise) as the directors may, from time to time, approve, up to an aggregate nominal value of £200,000, for a period ending on the fifth anniversary of the date of our 2023 Annual General Meeting (i.e. at 11:59 pm on June 15, 2028). Such authorities will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

City code on takeovers and mergers, or the Takeover Code. As a public company incorporated in England and Wales with its place of central management and control in the United Kingdom, we are currently subject to the United Kingdom City Code on Takeovers and Mergers, or the Takeover Code. However, amendments have been made to the Takeover Code (with effect from February 3, 2025) which mean that, since our securities are not “UK quoted” (i.e., admitted to trading on a UK regulated market or a UK multilateral trading facility or on any stock exchange in the Channel Islands or the Isle of Man), we will cease to be subject to the Takeover Code on February 3, 2027.

The Takeover Code contains rules concerning the conduct of takeover offers for the company. For example, under Rule 9 of the Takeover Code, if a person:

(a) acquires an interest in our shares that, when taken together with shares in which he or persons acting in concert with him are interested, carries 30% or more of the voting rights of our shares; or

(b) who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the company, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months. Some provisions in the Takeover Code might have anti-takeover effects that could discourage an acquisition of us by others even if an acquisition would be beneficial to our shareholders.

Distributions and dividends. Under the Companies Act 2006, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under English law

It is not sufficient that we, as a public company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the company is at least equal to the amount of its capital. A public company can only make a distribution:

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

This discussion applies only to U.S. Holders that hold the ADSs as capital assets for U.S. federal income tax purposes. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase the ADSs by any particular investor. In particular, this discussion does not address tax considerations applicable to a U.S. Holder that may be subject to special tax rules, including, without limitation, a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, banks, thrifts, or other financial institutions, an insurance company, a tax-exempt organization, a person that holds the ADSs as part of a hedge, straddle or conversion transaction for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, certain former citizens or residents of the United States or a person that owns directly, indirectly or constructively shares representing 10% or more of our shares by vote or value. Moreover, this description does not address the U.S. federal estate, gift, or alternative minimum tax consequences, or any state, local or non-U.S. tax consequences, of the acquisition, ownership and disposition of the ADSs. In addition, the discussion does not address tax consequences to an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes that holds the ADSs, or a partner in or owner of such partnership or other pass-through entity. The U.S. federal income tax treatment of each partner of such partnership or owner of such pass-through entity generally will depend upon the status of the partner or owner and the activities of the partnership or other pass-through entity. Prospective purchasers that are partners in a partnership or owners of a pass-through entity holding the ADSs are urged to consult their own tax advisers.

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

In making this determination, we will be treated as earning our proportionate share of any income and owning our proportionate share of any assets of any corporation in which we hold a 25% or greater interest (by value). Because PFIC status must be determined annually based on tests which are factual in nature, our PFIC status will depend on our income, assets and activities each year, including whether certain research and development tax credits received from the government of the United Kingdom will constitute gross income, and, if they do, whether they will constitute passive income for purposes of the PFIC income test. In addition, for purposes of the PFIC asset test, the value of our assets will depend in part on the market price of our ordinary shares, which may fluctuate significantly. If we are classified as a PFIC for any taxable year, a U.S. Holder may be able to mitigate some of the resulting adverse U.S. federal income tax consequences described below with respect to owning the ADSs, provided that such U.S. Holder is eligible to make, and validly makes a “mark-to-market” election, described below. In certain circumstances a U.S. Holder can make a “qualified electing fund” election to mitigate some of the adverse tax consequences described with respect to an ownership interest in a PFIC by including in income its share of the PFIC’s income on a current basis. We intend to provide the information necessary for a U.S. investor to make a qualified electing fund or election, or QEF Election with respect to us. A U.S. Holder can make a QEF Election in the first taxable year that the entity is treated as a PFIC with respect to the U.S. Holder. A U.S. Holder making a QEF election other than for the first taxable year in which it owns (or is treated as owning) an equity interest in a PFIC would continue to be subject to the rules described in the preceding paragraph with respect to such PFIC, unless the U.S. Holder makes a “deemed sale” election with respect to the PFIC and recognizes gain taxed under the general PFIC rules described above with respect to the PFIC stock’s appreciation before the year for which the QEF Election is made.

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

Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we believe we were a PFIC for U.S. income tax purposes for the taxable year ending December 31, 2024. There can be no assurance regarding our PFIC status for the current taxable year or any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Whether we will be a PFIC in the current or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our goodwill and other intangible assets, is uncertain and may vary substantially over time. In addition, the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year (to the extent applicable) will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC in the current or for any future taxable year. Accordingly, U.S. Holders should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

Mark-to-Market Election

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs, then in lieu of being subject to the special tax regime and interest charge rules discussed above, a U.S. Holder may make an election to include gain on the ADSs as ordinary income under a mark-to-market method, provided that the ADSs are treated as “regularly traded” on a “qualified exchange.” In general, the ADSs will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. Although the U.S. Internal Revenue Service, or the IRS, has not published any authority identifying specific exchanges that may constitute “qualified exchanges,” Treasury Regulations provide that a qualified exchange is (a) a U.S. securities exchange that is registered with the SEC, (b) the U.S. market system established pursuant to section 11A of the

Exchange Act, or (c) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such non-U.S. exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors; and the laws of the country in which such non-U.S. exchange is located and the rules of such non-U.S. exchange ensure that such requirements are actually enforced and (ii) the rules of such non-U.S. exchange effectively promote active trading of listed shares. We have received approval to list our ADSs on the Nasdaq Capital Market, which is a U.S. securities exchange that is registered with the SEC. However, no assurance can be given that the ADSs will meet the requirements to be treated as “regularly traded” for purposes of the mark-to-market election. In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the special tax regime with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including shares in any future subsidiary of ours that is treated as a PFIC.

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

Controlled Foreign Corporation

The Tax Cuts and Jobs Act, or the Tax Act eliminated the prohibition on “downward attribution” from non-U.S. persons to U.S. persons under Section 958(b)(4) of the Code for purposes of determining constructive stock ownership under the controlled foreign corporation, or CFC rules. As a result, our U.S. subsidiary will be deemed to own all of the stock of our non-U.S. subsidiaries held by the Company for CFC purposes. To the extent a non-U.S. subsidiary is treated as a CFC for any taxable year, each U.S. person treated as a “10% U.S. Shareholder” with respect to such CFC that held our ordinary shares directly or indirectly through non-U.S. entities (including the Company) as of the last day in such taxable year that the subsidiary was a CFC would generally be required to include in gross income as ordinary income its pro rata share of certain investment income of the CFC, regardless of whether that income was actually distributed to such U.S. person (with certain adjustments). A “10% U.S. Shareholder” of a non-U.S. corporation includes any U.S. person that owns (or is treated as owning) directly, indirectly or constructively, stock of the non-U.S. corporation possessing 10% or more of the total voting power or total value of such non-U.S. corporation’s stock. The legislative history under the Tax Act indicates that this change was not intended to cause our non-U.S. subsidiaries to be treated as CFCs with respect to a 10% U.S. Shareholder that is not related to our U.S. subsidiary. However, it is not clear whether the IRS or a court would interpret the change made by the Tax Act in a manner consistent with such indicated intent.

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

Taxation of Dividends and Other Distributions on the ADSs

Subject to the discussion above under the heading “-Passive Foreign Investment Company Considerations”, generally the gross amount of distributions made by us, if any, to a U.S. Holder with respect to the ADSs, before reduction for any non-U.S. taxes withheld therefrom, will be includable in gross income as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of any cash distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of such U.S. Holder’s tax basis in its ADSs, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. A dividend in respect of the ADSs will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ADSs applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such reduced rate shall not apply if we are a PFIC for the taxable year in which we pay a dividend, or were a PFIC in the preceding taxable year. As indicated in the section titled “Dividend Policy” herein, we intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares.

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

United Kingdom Income Tax. An individual U.K. Holder (being an individual who is resident for tax purposes in the United Kingdom) who receives a dividend from the company will generally be subject to income tax on the dividend. For the tax year 2024/2025, an individual U.K. Holder will generally pay income tax at a rate of 0% on the first £500 of dividends received by such U.K. Holder. Dividend income taxed at 0% will be taken into account in determining the rate at which income in excess of this tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed.

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

United Kingdom Corporation Tax. A U.K. Holder within the charge to U.K. corporation tax may be entitled to exemption from U.K. corporation tax in respect of dividend payments. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, United Kingdom corporation tax will be chargeable on the amount of any dividends. The main rate of United Kingdom corporation tax for the 2024/2025 corporation tax year is 25% for U.K. corporations (or corporate groups) with annual profits of £250,000 or higher. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

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

Taxation of Disposals

U.K. Holders. A disposal or deemed disposal of ADSs by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of ADSs are the extent to which the U.K. Holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual allowance of tax-free gains in that tax year, or the Annual Exemption. The Annual Exemption for the 2024/2025 tax year is £3,000. If, after all allowable deductions, an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of ADSs, from October 30, 2024 the current applicable rate is 24%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and, after all allowable deductions, liable to U.K. capital gains tax on such disposal, from October 30, 2024 the current applicable rate is 18%, save to the extent that any capital gains exceed the unused basic rate tax band. In that case, from October 30, 2024 the current rate applicable to the excess is 24%.

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

Non-United Kingdom Holders. The paragraphs below relating to the liability of non-U.K. Holders to U.K. tax on chargeable gains assume that the company does not (and will not) derive 75% or more of its gross asset value from U.K. land.

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

Interest Rate Risk

As of December 31, 2024, the Company had cash and cash equivalents of £6.7 million (2023: £17.2 million). Exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates. The Company’s surplus cash and cash equivalents are invested in interest-bearing accounts and certificates of deposit from time to time which earn interest at fixed or variable rates based on the terms agreed for each account. The Company has not entered into investments for trading or speculative purposes.

An increase in the bank interest rates by 0.5 percentage points would increase the net annual interest income applicable to the cash and cash equivalents held on variable and short-term fixed rate deposits by £14,000 (2023: £45,000).

Currency Risk

The Company’s functional currency is U.K. pounds sterling, and our transactions are commonly denominated in that currency. However, a portion of expenses are incurred in other currencies, primarily U.S. dollars, and are exposed to the effects of this exchange rate.

Although the Company is based in the United Kingdom, it sources active pharmaceutical ingredient, raw materials, research and development, manufacturing, consulting and other services worldwide, including from the United States, the European Union and India. Any weakening of the pound sterling against the currencies of such other jurisdictions makes the purchase of such goods and services more expensive for the Company. The Company seeks to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. The Company thus holds a significant portion of cash and cash equivalents in U.S. dollars and reports the impact of exchange rates movements on these balances. The Company does not use derivative instruments to manage exchange rate exposure. A 1% increase in the value of the pound sterling relative to the U.S. dollar would increase the carrying value of net financial assets and liabilities in foreign currencies at December 31, 2024 by £4,000 (2023: £74,000 decrease).

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, as at December 31, 2024. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as at December 31, 2024.

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

After the filing of this Annual Report, Mr. George intends to resign as the audit committee chair and as a director of the Company, effective March 21, 2025. Mr. George’s anticipated departure is not the result of any disagreement with us on any matter related to our operations, policies or procedures (financial reporting, accounting or otherwise). Mr. Mellish intends to succeed Mr. George as audit committee chair upon Mr. George’s resignation, effective March 21, 2025. Our board of directors has determined that Mr. Mellish is an “audit committee financial expert” as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002.

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

Ernst & Young LLP has served as our independent registered public accountant for each of the years ended December 31, 2022, December 31, 2023, and December 31, 2024 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees billed to us, including some of our subsidiaries, for services rendered by Ernst & Young LLP.

	Year ended December 31,
	2024	2023
	(in thousands)
Audit Fees	£414	£353
Audit-Related Fees (1)	65	277
Total	£479	£630

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
•
Exemption from Nasdaq Rule 5635, which generally requires an issuer to seek shareholder approval in connection with certain issuances of securities, including (a) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Nasdaq Listing Rule 5635(a)); (b) issuances or potential issuances that will result in a change of control of us (Nasdaq Listing Rule 5635(b)); (c) issuances in connection with equity compensation arrangements (Nasdaq Listing Rule 5635(c)); and (d) issuances in transactions, other than public offerings, involving the sale, issuance or potential issuance by the Company of shares (or securities convertible into or exercisable for shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the shares (Nasdaq Listing Rule 5635(d)). We intend to follow the requirements of the Companies Act 2006 with respect to any requirement to obtain shareholder approval to authorize our directors to allot shares and to disapply statutory pre-emption rights prior to any issuances of equity securities.

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

Item 16H. Mine Safety Disclosure

Not Applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 16J. Insider Trading Policies

In November 2023, our board of directors adopted our Insider Trading Policy, which governs the purchase, sale, and other dispositions of our securities by directors, officers, employees, and consultants. Our Insider Trading Policy is designed to promote compliance with insider trading laws and rules and regulations, and any listing standards applicable to us. Each of our directors, officers, employees, and consultants is expected to review and to comply with the terms of the Insider Trading Policy. A copy of our Insider Trading Policy is filed as an exhibit to this Annual Report.

Item 16K. Cybersecurity

We recognize the critical importance of maintaining the trust and confidence of patients, business partners and employees toward our business and are committed to protecting the confidentiality, integrity and availability of our business operations and systems. Our board of directors is actively involved in oversight of our risk management activities, and cybersecurity represents an important element of our overall approach to risk management. Our cybersecurity policies, standards, processes and practices are based on recognized frameworks established by the United Kingdom National Cyber Security Centre or NCSC, and other applicable industry standards. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Cybersecurity Risk Management and Strategy; Effect of Risk

We face risks related to cybersecurity such as unauthorized access, cybersecurity attacks and other security incidents, including as perpetrated by hackers and unintentional damage or disruption to hardware and software systems, loss of data, and misappropriation of confidential information. To identify and assess material risks from cybersecurity threats, we maintain a comprehensive cybersecurity program and have implemented a Cyber Security Management Team, or CSMT, to ensure our systems are effective and prepared for information security risks, including regular oversight of our programs for security monitoring for internal and external threats to ensure the confidentiality and integrity of our information assets. The CSMT consists of our Director of Operations, Director of Finance, and Senior Vice President of Clinical Operations.

We consider risks from cybersecurity threats alongside other company risks as part of our overall risk assessment process. We employ a range of tools and the services of third-party service providers, including vulnerability assessments, to inform our risk identification and assessment. As discussed in more detail under “Cybersecurity Governance” below, our Audit Committee of our board of directors provides oversight of our CSMT, which leads and conducts our cybersecurity risk management and strategy processes.

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
•
implement an incident notification and response process to help us identify, protect, detect, respond and recover when there is an actual or potential cybersecurity incident; and

•
employ a software patch and vulnerability management program, including software updates, computer back-up processes, information technology support, and regular third-party vulnerability scans.

Our incident response plan coordinates the activities we take to prepare for, detect, respond to and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate damage to our business and reputation.

As part of the above processes, we regularly engage with consultants and other third parties, including regular third-party review of our cybersecurity program to help identify areas for continued focus, improvement and compliance.

Our processes to address cybersecurity threat risks associated with our use of third-party service providers, including our suppliers and manufacturers who have access to patient and employee data or our systems, include requiring those third parties that could introduce significant cybersecurity risk to us to agree by contract to manage their cybersecurity risks in specified ways, including with respect to processing and transferring personal and patient data. We intend to conduct due diligence of third-party vendors and supplier cybersecurity protocols.

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

Members of our Audit Committee and board of directors are also encouraged to regularly engage in conversations with executive management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs. Material cybersecurity threat risks are also considered during separate board of directors' meeting discussions of important matters like enterprise risk management, operational budgeting, business continuity planning, mergers and acquisitions, brand management, and other relevant matters.

Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our CSMT, which consists of our Director of Operations, Director of Finance, and Senior Vice President of Clinical Operations. Such individuals have collectively over 16 years of prior work experience in various roles involving managing information security, developing cybersecurity strategies, implementing effective information and cybersecurity programs. These team members are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan. As discussed above, these management team members report to the Audit Committee of our board of directors and executive management about cybersecurity threat risks, among other cybersecurity related matters, on a quarterly basis.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19. Exhibits

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Association of the registrant	Form S-8	333-223476	3.1	03/07/2018

2.1	Deposit Agreement by and among the registrant and Citibank, N.A. and all Holders and Beneficial Owners of ADSs issued hereunder, dated as of October 2, 2017	Form 20-F	001-38215	2.1	03/22/2018

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	Form 20-F	001-38215	2.1	03/22/2018

4.1	Registration Rights Agreement by and among the registrant and the investors named therein, dated as of September 20, 2017	Form 20-F	001-38215	4.1	03/22/2018

4.2#	2009 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.1	09/18/2017

4.3#	2012 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.2	09/18/2017

4.4#	2016 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.3	09/18/2017

4.5#	2020 Long-Term Incentive Plan	Form S-8	333-227624	10.1	08/19/2020

4.6#	2020 Company Share Option Plan	Form S-8	333-227624	10.2	08/19/2020

4.7†	Variation Agreement, dated March 15, 2012, by and between the registrant and Cardiff ProTides Limited and the related Side Letter, dated May 15, 2012	Form F-1/A	333-220321	10.5	09/18/2017

4.8†	Assignment, License and Collaboration Agreement, dated October 13, 2009, by and between the registrant and Cardiff ProTides Limited	Form F-1/A	333-220321	10.6	09/18/2017

4.9†	Patent Assignment Agreement, dated March 15, 2012, by and between the registrant and Cardiff ProTides Limited	Form F-1/A	333-220321	10.7	09/18/2017

4.10†	Research, Collaboration and License Agreement, dated December 21, 2017, by and between the registrant, Cardiff University and University College Cardiff Consultants Ltd, as amended by Amendment No. 1, dated February 1, 2018	Form 20-F	001-38215	4.10	03/22/2018

4.11+	Amendment No. 4, dated February 20, 2020, to Research, Collaboration and License Agreement dated December 21, 2017, by and between the registrant, Cardiff University and University College Cardiff Consultants Ltd	Form 20-F	001-38215	4.11	03/10/2020

4.12+	Amendment No. 5, dated December 11, 2020, to Research, Collaboration and License Agreement dated December 21, 2017, by and between the registrant, Cardiff University and University College Cardiff Consultants Ltd	Form 20-F	001-38215	4.12	03/04/2021

4.13	Lease between the registrant and Drum Income Plus Limited, dated September 21, 2017	Form 20-F	001-38215	4.11	03/22/2018

4.14#	Form of Deed of Indemnity for directors and officers	Form F-1/A	333-2220321	10.10	09/18/2017

4.15	Description of securities of the registrant	Form 20-F	001-38215	4.14	03/10/2020

4.16*	Minute of Variation between the registrant and Custodian REIT PLC, dated October 27, 2022

8.1	List of subsidiaries of the registrant	Form F-1/A	333-220321	21.1	09/01/2017

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1*	Section 1350 Certification of Principal Executive Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2*	Section 1350 Certification of Principal Financial Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young LLP

19.1*	Insider Trading Policy

97.1*	Clawback Policy, adopted by the registrant on December 1, 2023
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
Date: March 20, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NuCana plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of NuCana plc (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with U.K. adopted international accounting standards.

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

Recognition of clinical trial investigator fees

Description of the Matter

At December 31, 2024, the Company has recognized accruals for clinical trial investigator fees of £3.9 million, within the total of £4.9 million of accruals for clinical trial expenses. As disclosed in note 2 of the consolidated financial statements, the Company recognizes within clinical trial expenses, investigator fees for clinical trials in the statement of operations in the period in which they are incurred, which depends on management’s assessment of the progress of clinical trials at the period end.

Auditing the accounting for clinical trial investigator fees was challenging, due to the judgement and subjectivity involved in management’s assessment of the investigator fees incurred relative to the progress of clinical trials, specifically activities conducted by third-party service providers, and the evaluation of the completeness and accuracy of the data used to estimate the related accruals.

How we addressed the matter in our audit

To assess the accounting for clinical trial investigator fees, our audit procedures included, among others, testing the completeness and accuracy of underlying data used by management to estimate investigator fees incurred, by inspecting the related contracts and amendments to the contracts with third-party service providers and comparing the contracted rates to those applied in management’s estimate. In order to assess the progress of clinical trial activities at the period end, our procedures included inquiry of research and development personnel regarding such progress and comparing to third-party reports detailing the progress of clinical trials. We independently obtained confirmations from the third-party service providers regarding the clinical trial status reports as at the year end. We considered the consistency of materials reviewed by the Board of Directors regarding the status of clinical trial progress with the judgements applied by management in recording the accruals. We also inspected invoices received from third-party service providers and compared payments made subsequent to December 31, 2024, to the accruals for clinical trial investigator expenses as at December 31, 2024.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2014.

Edinburgh, United Kingdom

March 20, 2025

NUCANA PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,

	Notes	2024	2023	2022
		(in thousands, except per share data)
		£	£	£
Research and development expenses		(18,017)	(25,062)	(36,426)
Administrative expenses		(4,988)	(6,063)	(7,291)
Impairment of intangible assets	8	(33)	(503)	(292)
Net foreign exchange gains (losses)		229	(1,156)	4,887
Operating loss		(22,809)	(32,784)	(39,122)
Finance income		358	754	669
Loss before tax	5	(22,451)	(32,030)	(38,453)
Income tax credit	7	3,454	4,398	6,432
Loss for the year attributable to equity holders of the Company		(18,997)	(27,632)	(32,021)

Basic and diluted loss per ordinary share	4	(0.26)	(0.53)	(0.61)

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

YEAR ENDED DECEMBER 31,

	Notes	2024	2023	2022
		(in thousands)
		£	£	£
Loss for the year		(18,997)	(27,632)	(32,021)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		15	(41)	61
Other comprehensive income (expense) for the year		15	(41)	61
Total comprehensive loss for the year		(18,982)	(27,673)	(31,960)
Attributable to:
Equity holders of the Company		(18,982)	(27,673)	(31,960)

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT DECEMBER 31,

	Notes	2024	2023
		(in thousands)
		£	£
ASSETS
Non-current assets
Intangible assets	8	2,199	2,128
Property, plant and equipment	9	197	521
Deferred tax asset	7	113	143
		2,509	2,792
Current assets
Prepayments, accrued income and other receivables	10	922	2,671
Current income tax receivable	7	4,594	5,123
Cash and cash equivalents	16	6,749	17,225
		12,265	25,019

Total assets		14,774	27,811

EQUITY AND LIABILITIES
Capital and reserves
Share capital and share premium	11	151,827	143,420
Other reserves	12	78,421	79,173
Accumulated deficit		(224,294)	(207,706)
Total equity attributable to equity holders of the Company		5,954	14,887

Non-current liabilities
Provisions		37	58
Lease liabilities	14	117	190
		154	248

Current liabilities
Trade payables		2,705	3,375
Payroll taxes and social security		134	155
Accrued expenditure		5,714	8,940
Lease liabilities	14	73	206
Provisions		40	—
		8,666	12,676

Total liabilities		8,820	12,924

Total equity and liabilities		14,774	27,811

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31,

	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2022	2,087	141,050	(339)	30,027	(17)	42,466	(149,726)	65,548
Loss for the year	—	—	—	—	—	—	(32,021)	(32,021)
Other comprehensive income for the year	—	—	—	—	61	—	—	61
Total comprehensive loss for the year	—	—	—	—	61	—	(32,021)	(31,960)
Share-based payments	—	—	—	4,890	—	—	—	4,890
Exercise of share options	8	58	—	(362)	—	—	320	24
Lapse of share options	—	—	—	(854)	—	—	854	—
Balance at December 31, 2022	2,095	141,108	(339)	33,701	44	42,466	(180,573)	38,502
Loss for the year	—	—	—	—	—	—	(27,632)	(27,632)
Other comprehensive expense for the year	—	—	—	—	(41)	—	—	(41)
Total comprehensive loss for the year	—	—	—	—	(41)	—	(27,632)	(27,673)
Share-based payments	—	—	—	3,857	—	—	—	3,857
Exercise of share options	3	1	—	(277)	—	—	261	(12)
Lapse of share options	—	—	—	(238)	—	—	238	—
Issue of share capital	16	233	—	—	—	—	—	249
Share issue expenses	—	(36)	—	—	—	—	—	(36)
Balance at December 31, 2023	2,114	141,306	(339)	37,043	3	42,466	(207,706)	14,887
Loss for the year	—	—	—	—	—	—	(18,997)	(18,997)
Other comprehensive income for the year	—	—	—	—	15	—	—	15
Total comprehensive loss for the year	—	—	—	—	15	—	(18,997)	(18,982)
Share-based payments	—	—	—	1,646	—	—	—	1,646
Exercise of share options	6	1	—	(330)	—	—	326	3
Lapse of share options	—	—	—	(2,083)	—	—	2,083	—
Issue of share capital	3,561	5,168	—	—	—	—	—	8,729
Share issue expenses	—	(329)	—	—	—	—	—	(329)
Balance at December 31, 2024	5,681	146,146	(339)	36,276	18	42,466	(224,294)	5,954

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31,

	2024	2023	2022
	(in thousands)
	£	£	£
Cash flows from operating activities
Loss for the year	(18,997)	(27,632)	(32,021)
Adjustments for:
Income tax credit	(3,454)	(4,398)	(6,432)
Amortization, depreciation and loss on disposal	522	575	732
Impairment of intangible assets	33	503	292
Movement in provisions	10	(4,109)	4,100
Finance income	(358)	(754)	(669)
Interest expense on lease liabilities	17	29	21
Share-based payments	1,646	3,857	4,890
Net foreign exchange (gains) losses	(369)	1,176	(5,014)
	(20,950)	(30,753)	(34,101)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	1,737	1,234	307
(Decrease) increase in trade payables	(670)	(1,428)	2,974
(Decrease) increase in payroll taxes, social security and accrued expenditure	(3,250)	(1,087)	442
Movements in working capital	(2,183)	(1,281)	3,723
Cash used in operations	(23,133)	(32,034)	(30,378)
Net income tax received	4,015	5,595	7,220
Net cash used in operating activities	(19,118)	(26,439)	(23,158)
Cash flows from investing activities
Interest received	372	770	638
Payments for property, plant and equipment	(4)	(4)	(12)
Payments for intangible assets	(289)	(474)	(506)
Repayment of other assets	—	2,596	—
Net cash from investing activities	79	2,888	120
Cash flows from financing activities
Payments of lease liabilities	(223)	(270)	(227)
Proceeds from issue of share capital - exercise of share options	7	4	66
Proceeds from issue of share capital	8,729	249	—
Share issue expenses	(329)	(36)	—
Net cash from (used in) financing activities	8,184	(53)	(161)
Net decrease in cash and cash equivalents	(10,855)	(23,604)	(23,199)
Cash and cash equivalents at beginning of year	17,225	41,912	60,264
Effect of exchange rate changes on cash and cash equivalents	379	(1,083)	4,847
Cash and cash equivalents at end of year	6,749	17,225	41,912

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

The Company has three wholly owned subsidiaries, NuCana Limited, NuCana, Inc. and NuCana BioMed Trustee Company Limited. The financial statements for the Company were authorized for issue by the board of directors on March 20, 2025.

2. Material accounting policies

Basis of preparation

The financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with U.K. adopted international accounting standards.

The Company’s financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2024. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

Going concern

The Company’s consolidated financial statements have been presented on the basis that it is a going concern. The Company has not generated any revenues from operations to date and does not expect to in the foreseeable future. As such, the Company has incurred recurring net losses, has an accumulated deficit totaling £224.3 million and cash flows used in operating activities of £19.1 million as of and for the year ended December 31, 2024. The Company had £6.7 million of cash and cash equivalents at December 31, 2024.

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

Consequently, the Company has plans to commence an equity financing process having considered several options to raise funds. However, the Company’s ADSs are currently trading at a price below the nominal value of the Company’s ordinary shares of £0.04 each, which means the Company is unable to issue new ordinary shares/ADSs at market value. Therefore, to facilitate the equity financing process, as disclosed in Note 18, on March 18, 2025, the Company distributed a notice of its general meeting to be held on April 7, 2025 to approve the sub-division and related redesignation of the Company’s ordinary shares. The Company’s board of directors believe there is a reasonable prospect that the financing process will be completed successfully in the coming months. However, there can be no assurance that the Company will be successful and if it is unable to raise additional capital, the Company could be forced to complete a wind down of its operations and/or seek bankruptcy protection.

In addition, the Company carefully manages its capital resources and reviews its cost structure on an ongoing basis, with the aim of improving its cash burn rate and reducing its operating expenses. The Company has controllable mitigating actions identified to manage its expenditure, including management of third-party expenses and internal resource costs, as well as prioritization of development programs.

However, if the Company is unable to obtain additional capital, the Company will be required to delay or reduce its research and development programs which could negatively impact its ability to generate future sustainable operating revenues and profits.

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

Accruals for clinical trial expenses, including estimated amounts recognized consistent with the above policy, were £4.9 million at December 31, 2024 as compared to £6.2 million at December 31, 2023. This includes accruals for investigator fees of £3.9 million at December 31, 2024 as compared to £4.8 million at December 31, 2023.

Prepayments for clinical trial expenses, including estimated amounts recognized consistent with the above policy, were £0.4 million at December 31, 2024 as compared to £1.0 million at December 31, 2023. These amounts include sums that are expected to be utilized over the period of the associated trials, which in some cases could be greater than one year.

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

Accruals for contracted manufacturing expenses, including estimated amounts recognized consistent with the above policy, were £0.1 million at December 31, 2024 as compared to £0.4 million at December 31, 2023.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Material accounting policies (continued)

Prepayments for contracted manufacturing expenses, including estimated amounts recognized consistent with the above policy, were £nil at December 31, 2024 as compared to £41,000 at December 31, 2023.

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

The Company had a number of lease contracts that include extension and termination options. The Company applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate, such as the construction of significant leasehold improvements.

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

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Material accounting policies (continued)

Accounting Standards

In preparing these financial statements, the Company has applied all relevant IAS, IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations as of the date of approval of these financial statements and which are mandatory for the financial year ended December 31, 2024.

The following amendments have been adopted as of January 1, 2024 in these financial statements:

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

The IASB and IFRIC have issued the following standards and amendments with an effective date after the date of these financial statements:

•
IFRS 18 Presentation and Disclosures in Financial Statements (effective from January 1, 2027)
•
IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective from January 1, 2027)
•
Amendments to IAS 21 Lack of Exchangeability (effective from January 1, 2025)
•
Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments (effective from January 1, 2026)

The Company will adopt the above standards and amendments on their effective date, although the Company has reviewed the above standards and amendments and considers that they either do not apply to the Company or will not have a material impact in future periods.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Staff costs

Included in research and development expenses:

	2024	2023	2022
	(in thousands)
	£	£	£
Wages and salaries	3,391	4,530	4,893
Social security costs	376	516	569
Pension costs	205	210	213
Share-based payments	1,181	2,551	3,125
	5,153	7,807	8,800

Included in administrative expenses:

	2024	2023	2022
	(in thousands)
	£	£	£
Wages and salaries	1,247	1,500	1,587
Social security costs	116	160	155
Pension costs	44	46	46
Share-based payments	465	1,306	1,765
	1,872	3,012	3,553

Total employee benefit expense	7,025	10,819	12,353

The average number of staff employed under contracts of service were:

	2024	2023	2022
	(number)
Research and development activities	20	23	26
Administrative activities	6	6	7
	26	29	33

Directors’ remuneration & other benefits

	2024	2023	2022
	(in thousands)
	£	£	£
Directors’ remuneration	903	1,216	1,290
Pension and other benefits	64	61	57
	967	1,277	1,347

The number of directors who exercised share options in 2024 was 2 (2023: 2; 2022: 3). The gain on exercise of these options was £2,000 (2023: £8,000; 2022: £48,000).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Staff costs (continued)

The above amounts for remuneration include the following in respect of the highest paid director:

	2024	2023	2022
	(in thousands)
	£	£	£
Directors’ remuneration	597	913	966
Pension and other benefits	64	61	57
	661	974	1,023

4. Basic and diluted loss per ordinary share

	2024	2023	2022
	(in thousands, except per share data)
	£	£	£
Loss for the year	(18,997)	(27,632)	(32,021)
Basic and diluted weighted average number of ordinary shares	74,191	52,573	52,235

	£	£	£
Basic and diluted loss per ordinary share	(0.26)	(0.53)	(0.61)

Basic loss per ordinary share is calculated by dividing the loss for the year attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

The equity-settled transactions were considered to be anti-dilutive as they would have decreased the loss per ordinary share and were therefore excluded from the calculation of diluted loss per ordinary share.

5. Loss before tax

Loss before tax is stated after charging:

	2024	2023	2022
	(in thousands)
	£	£	£
Administrative expenses:
Amortization	185	208	239
Depreciation	337	367	473

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

Other contingent liabilities

Under the U.K. share-based payment plan, the Company granted unapproved share options that have fully vested. If and when these share options are exercised, the Company will be liable for the Employer Class 1 National Insurance payable to HMRC in the U.K. This contingent liability will be determined based on the market value of the shares on exercise less the exercise price paid by the option holders, at the prevailing rate of Employer National Insurance (currently 13.8%). Based on the closing share price of ADSs on the Nasdaq Capital Market on December 31, 2024, the last trading day of the period to which these financial statements relate, and assuming full exercise of all outstanding and vested unapproved share options on that date, the Employer National Insurance contingent liability would have been £nil (December 31, 2023: £0.1 million).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Income tax credit

The major components of income tax for the years ended December 31, 2024, 2023 and 2022 are as follows:.

	2024	2023	2022
	(in thousands)
	£	£	£
Current tax:
In respect of current year U.K.	3,592	4,558	6,366
In respect of current year U.S.	—	(1)	(3)
In respect of prior years U.K.	(106)	(206)	35
Total current tax	3,486	4,351	6,398

Deferred tax:
In respect of current year U.S.	(32)	48	34
In respect of prior years U.S.	—	(1)	—
Total deferred tax	(32)	47	34

Income tax credit	3,454	4,398	6,432

Current income tax receivable:
U.K. tax	4,591	5,121	6,366
U.S. tax	3	2	1
Current income tax receivable	4,594	5,123	6,367

Deferred tax:
U.S. tax	113	143	103

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Income tax credit (continued)

The credit for the year can be reconciled to the loss per the statement of operations as follows:

	2024	2023	2022
	(in thousands)
	£	£	£
Loss before tax	(22,451)	(32,030)	(38,453)
Tax on loss at standard U.K. tax rate of 25% (2023: 23.52%; 2022: 19%)	(5,613)	(7,533)	(7,306)
Effects of:
Expenses not deductible	538	4,818	4,595
Deduction for R&D	—	(7,394)	(8,342)
Losses surrendered for R&D tax credit	—	7,394	8,342
Deferred tax - prior year adjustment	—	1	—
Overseas tax payable - current year	—	1	3
R&D tax credit - U.S.	32	(48)	(34)
R&D tax credit - current year	—	(4,558)	(6,366)
R&D tax credit - additional 86% tax deduction for R&D	(2,863)	—	—
R&D tax credit - losses utilized at 14.5% for R&D tax credit	2,600	—	—
R&D tax credit - prior years	106	206	(35)
Deferred tax asset not recognized	1,746	2,715	2,711
Income tax credit	(3,454)	(4,398)	(6,432)

In the United Kingdom, the Company has not recognized a deferred tax asset in respect of tax losses carried forward or temporary differences on share-based compensation arrangements as at December 31, 2024 on the basis that the timing during which tax losses or temporary differences could be regarded as recoverable against future taxable profits cannot be determined with reasonable certainty. In the United States, a deferred tax asset, which relates to research and development tax credits, has been recognized to the extent that management consider that adequate future taxable profits will be available to realize the deferred tax asset.

Temporary differences and cumulative carry forward tax losses for which deferred tax has not been recognized amount to £104.2 million (2023: £99.1 million; 2022: £85.9 million), comprising temporary differences on share-based compensation arrangements of £nil (2023: £0.6 million; 2022: £1.3 million) and cumulative carry forward tax losses of £104.2 million (2023: £98.5 million; 2022: £84.6 million).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. Intangible assets

	Patents	Computer software	Total
	(in thousands)
	£	£	£
Cost:
At December 31, 2022	7,290	151	7,441
Additions	474	—	474
At December 31, 2023	7,764	151	7,915
Accumulated amortization:
At December 31, 2022	4,926	150	5,076
Charge for the year	208	—	208
Impairment	503	—	503
At December 31, 2023	5,637	150	5,787

Cost:
At December 31, 2023	7,764	151	7,915
Additions	289	—	289
At December 31, 2024	8,053	151	8,204
Accumulated amortization:
At December 31, 2023	5,637	150	5,787
Charge for the year	184	1	185
Impairment	33	—	33
At December 31, 2024	5,854	151	6,005

Net book value:
At December 31, 2024	2,199	—	2,199
At December 31, 2023	2,127	1	2,128

The Company regularly reviews its patent portfolio and during 2024 further development associated with a limited number of patents was discontinued. Management concluded that this was an indication of impairment and an impairment charge of £33,000 has been recognized, representing the aggregate carrying value of those patents as at December 31, 2024. This compared to an impairment charge of £0.5 million recognized as of December 31, 2023.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Property, plant and equipment

	Right of use assets	Office and computer equipment	Fixtures and fittings	Total
	(in thousands)
	£	£	£	£
Cost:
At December 31, 2022	1,356	356	585	2,297
Additions	—	4	21	25
Re-measurement	4	—	—	4
Disposals	—	(10)	—	(10)
Effect of foreign currency exchange differences	(22)	(1)	—	(23)
At December 31, 2023	1,338	349	606	2,293
Depreciation:
At December 31, 2022	757	272	402	1,431
Charge for the year	212	52	103	367
Disposals	—	(10)	—	(10)
Effect of foreign currency exchange differences	(16)	—	—	(16)
At December 31, 2023	953	314	505	1,772

Cost:
At December 31, 2023	1,338	349	606	2,293
Additions	—	4	9	13
Disposals	(771)	(97)	(313)	(1,181)
Effect of foreign currency exchange differences	7	—	—	7
At December 31, 2024	574	256	302	1,132
Depreciation:
At December 31, 2023	953	314	505	1,772
Charge for the year	207	34	96	337
Disposals	(771)	(97)	(313)	(1,181)
Effect of foreign currency exchange differences	7	—	—	7
At December 31, 2024	396	251	288	935

Net book value:
At December 31, 2024	178	5	14	197
At December 31, 2023	385	35	101	521

10. Prepayments, accrued income and other receivables

	2024	2023
	(in thousands)
	£	£
Prepayments - manufacturing and clinical	395	1,081
Prepayments - other	482	888
Accrued income	6	21
VAT	21	663
Other receivables	18	18
	922	2,671

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. Share capital and share premium

	2024	2023	2022
	(in thousands)
	£	£	£
Share capital	5,681	2,114	2,095
Share premium	146,146	141,306	141,108
	151,827	143,420	143,203

	Number	Number	Number
	(in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	142,037	52,860	52,373
	142,037	52,860	52,373

	Number of shares	Share capital	Share premium
	(in thousands)
		£	£
Fully paid shares:
Balance at December 31, 2022	52,373	2,095	141,108
Exercise of share options	79	3	1
Issue of share capital	408	16	197
Balance at December 31, 2023	52,860	2,114	141,306
Exercise of share options	149	6	1
Issue of share capital	89,028	3,561	4,839
Balance at December 31, 2024	142,037	5,681	146,146

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2024, 2023 or 2022.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. Other reserves

	2024	2023	2022
	(in thousands)
	£	£	£
Own share reserve	(339)	(339)	(339)
Foreign currency translation reserve	18	3	44
Capital reserve	42,466	42,466	42,466
Share option reserve
Balance at beginning of year	37,043	33,701	30,027
Share-based payments	2,284	3,907	5,133
Exercise of share options	(330)	(277)	(362)
Forfeiture of share options	(638)	(50)	(243)
Lapse of share options	(2,083)	(238)	(854)
Balance at end of year	36,276	37,043	33,701
Total other reserves	78,421	79,173	75,872

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations.

Own share reserve

The own share reserve represents the cost of 500,000 ordinary shares of NuCana plc purchased by NuCana Employee Benefit Trust and that may, at the discretion of the trustee, be used to satisfy future exercise of options under the Company’s share options plan.

Capital reserve

The capital reserve balance arose from the reduction of the share premium account and corresponding increase to the capital reserve account reflected as of June 30, 2017 in connection with the Company’s re-registration as a public limited company.

Share option reserve

The share option reserve is used to recognize the value of equity-settled share-based payments provided to employees, directors and consultants as part of their remuneration. Refer to Note 13 for further details.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Share-based payments

The Company has six share-based payment plans for employees, directors and consultants. The share options granted under these plans will be settled in equity. Options granted under each of the six plans have a maximum life of 10 years.

2022, 2023 and 2024 options

In 2022, 2023 and 2024, share options were granted under the following share-based payment plan:

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

Share options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price per share
		£
Outstanding at January 1, 2022	10,803,066	3.32
Granted	1,497,013	0.39
Forfeited	(207,833)	2.83
Lapsed	(151,350)	8.40
Exercised[1]	(219,220)	0.30
Outstanding at December 31, 2022	11,721,676	2.94
Granted	2,733,139	0.82
Forfeited	(97,180)	1.37
Lapsed	(253,454)	1.42
Exercised[2]	(102,957)	0.04
Outstanding at December 31, 2023	14,001,224	2.59
Granted	6,273,782	0.24
Forfeited	(2,121,862)	0.50
Lapsed	(812,004)	0.48
Exercised[3]	(165,836)	0.04
Outstanding at December 31, 2024[4]	17,175,304	2.11
Vested and exercisable at December 31, 2024	9,318,921	3.43
Vested and exercisable at December 31, 2023	7,564,156	3.61
Vested and exercisable at December 31, 2022	5,686,556	3.63

1. The weighted average share price at the date of exercise of these options was £0.85
2. The weighted average share price at the date of exercise of these options was £0.68
3. The weighted average share price at the date of exercise of these options was £0.15
4. The exercise price of outstanding share options ranges from £0.04 to £18.05

The weighted average remaining contractual life of the share options outstanding as at December 31, 2024 is 6.86 years (2023: 6.66 years; 2022: 6.99 years).

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

In the year ended December 31, 2022, an employee remuneration expense, all of which related to equity-settled share-based payments, of £4.9 million has been included in the statement of operations and credited to equity.

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

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Share-based payments (continued)

In the year ended December 31, 2023, an employee remuneration expense, all of which related to equity-settled share-based payments, of £3.9 million (2022: £4.9 million) has been included in the statement of operations and credited to equity.

The following principal assumptions were used in the valuation for 2024 share options:

	Options granted on
	Mar 13-14, 2024	Mar 13, 2024	Mar 13, 2024
Vesting dates	Mar 13-14, 2025	Mar 13, 2025	Mar 13, 2025
	Mar 13-14, 2026	—	Mar 13, 2026
	Mar 13-14, 2027	—	Mar 13, 2027
	Mar 13-14, 2028	—	Mar 13, 2028
Volatility[1]	104.73%	110.40%	111.25%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	3.92%	4.06%	4.03%
Fair value of option at grant date[1]	£0.22	£0.20	£0.27
Fair value of share at grant date	£0.30	£0.30	£0.30
Exercise price at date of grant	£0.30	£0.30	£0.04
Lapse date	Mar 13-14, 2034	Mar 13, 2034	Mar 13, 2034
Expected option life (years)[1]	4.50	3.00	3.50
Number of options granted	4,532,313	234,375	842,000

	Mar 13, 2024	Mar 13, 2024	Mar 13, 2024
Vesting dates	Mar 13, 2025	Mar 13, 2025	Mar 13, 2025
	Mar 13, 2026	—	—
	Mar 13, 2027	—	—
	Mar 13, 2028	—	—
Volatility[1]	111.50%	125.90%	103.00%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	4.21%	4.27%	4.59%
Fair value of option at grant date[1]	£0.27	£0.27	£0.26
Fair value of share at grant date	£0.30	£0.30	£0.30
Exercise price at date of grant	£0.04	£0.04	£0.04
Lapse date	—	Mar 13, 2034	—
Expected option life (years)[1]	2.50	2.00	1.00
Number of options granted	547,906	93,750	23,438

1. Represents the average for the options granted

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Share-based payments (continued)

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to 2 years after vesting. Options granted have been valued using the Company’s own historical volatility rates.

In the year ended December 31, 2024, an employee remuneration expense, all of which related to equity-settled share-based payments, of £1.6 million (2023: £3.9 million) has been included in the statement of operations and credited to equity.

14. Leases

The Company has one lease contract solely for office space with a remaining lease term of less than three years. Generally, the Company is restricted from assigning and subleasing the leased asset. The lease contract includes a termination option and the Company previously had a number of lease contracts that included extension and termination options and variable lease payments, which are discussed further below.

Refer to Note 9 for the carrying amounts of right of use assets recognized and the movements during the year.

The carrying amounts of lease liabilities and the movements during the year are as follows:

	2024	2023
	(in thousands)
	£	£
At January 1	396	639
Re-measurement of liability	—	4
Accretion of interest	17	29
Payments	(223)	(270)
Effect of foreign currency exchange differences	—	(6)
At December 31	190	396

Classified as:
Current	73	206
Non-current	117	190
	190	396

The maturity analysis of lease liabilities is as follows:

	2024	2023
	(in thousands)
	£	£
Contractual undiscounted payments
Not later than 1 year	82	224
Later than 1 year and not later than 3 years	123	164
Later than 3 years and not later than 5 years	—	41
Total contractual undiscounted payments	205	429
Less: effect of discounting	(15)	(33)
Discounted lease liabilities	190	396

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Leases (continued)

The following amounts are recognized in the statements of operations with respect to lease contracts:

	2024	2023	2022
	(in thousands)
	£	£	£
Depreciation expense of right of use assets	207	212	251
Interest expense on lease liabilities (included in administrative expenses)	17	29	21
Total amount recognized in statements of operations	224	241	272

The Company had total net cash outflows for leases of £0.2 million in 2024 (2023: £0.3 million).

The Company had one lease contract, which expired in 2024, with variable payments where the lease costs after the first year of the lease were increased based upon a consumer price index and, therefore, the lease liability for this lease was re-measured at December 31, 2023. All other lease contracts have fixed payments.

The Company had a number of lease contracts that included both extension and termination options, plus the ongoing lease contract has a termination option. These options were negotiated by management to provide flexibility in managing the leased asset portfolio and align it with the Company’s business needs. No termination options have been exercised or are expected to be exercised, however, two leases terminated on expiry in 2024. All of the extension options required a market rental review and the lease cost for the extension period would have typically been set at the higher of either the existing lease cost or the open market lease cost.

Based upon the existing lease cost, the undiscounted future rental payments of potential extension options that are not included in the lease liability are as follows:

	2024	2023
	(in thousands)
	£	£
Extension options not expected to be exercised
Not later than 5 years	—	256
Total	—	256

15. Related party disclosures

Compensation of key management personnel of the Company

	2024	2023	2022
	(in thousands)
	£	£	£
Short-term employee benefits	2,021	2,684	2,770
Pension and other benefits	145	145	135
Share-based payments	1,456	3,154	4,255
	3,622	5,983	7,160

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting year. As at December 31, 2024, the Company had outstanding amounts due to key management personnel of £0.1 million (December 31, 2023: £nil).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. Cash and cash equivalents

	2024	2023
	(in thousands)
	£	£
Cash and cash equivalents	6,749	17,225

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

Interest Rate Risk

As of December 31, 2024, the Company had cash and cash equivalents of £6.7 million (2023: £17.2 million). Exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates. The Company’s surplus cash and cash equivalents are invested in interest bearing accounts and certificates of deposit from time to time which earn interest at fixed or variable rates based on the terms agreed for each account. The Company has not entered into investments for trading or speculative purposes.

Financial assets subject to fixed or variable interest rates are as follows:

	2024	2023
	(in thousands)
	Carrying amount	Carrying amount
	£	£
Financial assets at short-term fixed rates
Cash and cash equivalents	—	1,961
Financial assets at variable rates
Cash and cash equivalents	2,790	6,960
Non-interest bearing cash balances
Cash and cash equivalents	3,959	8,304

An increase in the bank interest rates by 0.5 percentage points would increase the net annual interest income applicable to the cash and cash equivalents held on variable and short-term fixed rate deposits by £14,000 (2023: £45,000).

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

The Company does not use derivative instruments to manage exchange rate exposure.

Financial assets and liabilities in foreign currencies, primarily held in U.S. dollars, are as follows:

	2024	2023
	(in thousands)
	Carrying amount	Carrying amount
	£	£
Financial assets
Prepayments, accrued income and other receivables	642	2,027
Current income tax receivable	3	2
Cash and cash equivalents	4,769	10,949

Financial liabilities
Trade payables	1,763	596
Lease liabilities	—	66
Accrued expenditure	4,066	4,930

A 1% increase in the value of the U.K. pound sterling relative to the U.S. dollar would increase the carrying value of net financial assets and liabilities in foreign currencies by £4,000 (2023: £74,000 decrease).

Credit risk

The Company actively manages cash and cash equivalents across a number of banks and has deposits with different maturity dates. The Company monitors the credit rating of those banks.

The majority of the Company's cash and cash equivalents at December 31, 2024 are above the £85,000 per depositor per bank protected by the U.K. Financial Services Compensation Scheme. However, over 99 percent of the Company’s cash and cash equivalents at December 31, 2024 were held at U.K. and U.S. financial institutions with short-term A-rated credit ratings, as assessed by recognized international credit rating agencies. As a result, no provision for expected credit losses has been recognized.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. Events after the reporting period

Subsequent to December 31, 2024, the Company sold and issued 394,303 ADSs, representing 9,857,575 ordinary shares, under the ATM program, raising gross proceeds of £0.5 million.

On March 18, 2025, the Company distributed a notice of its general meeting to be held on April 7, 2025 (the “GM”). The purpose of the GM is for the Company’s ordinary shareholders to consider and vote upon, and if thought fit, pass and approve a number of resolutions, including that each of the 151,923,897 ordinary shares of £0.04 each in the issued share capital of the Company, as at March 18, 2025, be sub-divided into and redesignated as one ordinary share of £0.0004, having the same rights and being subject to the same restrictions as the existing ordinary shares in the capital of the Company, and 99 deferred shares of £0.0004 each, which will be subject to the restrictions set out in the Company’s amended articles of association to be adopted at the GM. Therefore, following the passing of this resolution, the Company’s issued share capital shall be comprised of 151,923,897 ordinary shares and 15,040,465,803 deferred shares of £0.0004 each.