Form 20-F
period 2025-12-31
NuCana plc
filed 2026-03-19
CIK 1709626

As filed with the Securities and Exchange Commission on March 19, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

NuCana plc

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

Telephone: +44 (0)131 357 1111

Email: info@nucana.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing five thousand Ordinary Shares, nominal value £0.0004 per share	NCNA	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,809,854,947 ordinary shares, par value £0.0004 per share.

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

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
[Reserved]

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Our business has significant risks. You should carefully consider the following risk factors and all other information contained in our Annual Report on Form 20-F for the year ended December 31, 2025, or Annual Report, and in subsequent reports filed on Form 6-K, including our consolidated financial statements and the related notes. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to our business, results of operations and financial condition. If any of these risks materialize, our business, results of operations or financial condition could suffer and the price of the American Depositary Shares, or ADSs, could decline. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect our business, results of operations and financial condition.

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

Risks Related to the ADSs

•
The price of our ADSs may be volatile and may fluctuate due to factors beyond our control, which, as a result, may affect our ability to maintain compliance with The Nasdaq Capital Market’s continued listing requirements.
•
The price of our ADSs may decline and fall below the minimum bid price requirement required by the Nasdaq Listing Rules, including Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A)(iii) which could result in our ADSs being delisted from The Nasdaq Capital Market. A delisting of our ADSs from The Nasdaq Capital Market could adversely affect our ability to raise additional capital through the public or private sale of equity securities, the ability of investors to dispose of ADSs or obtain accurate quotations as to the market value of our ADSs and the price and value of our ADSs.

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

We have incurred significant operating losses since our inception. We incurred net losses of £19.0 million for the year ended December 31, 2024 and £29.4 million for the year ended December 31, 2025. As of December 31, 2025, we had an accumulated deficit of £252.3 million. Our product candidate, NUC-7738, is currently in the Phase 2 part of a Phase 1/2 clinical trial (NuTide:701) for patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. Our product candidate, NUC-3373, has recently been evaluated in a Phase 1b/2 modular clinical trial (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer, and we are currently evaluating optimal combinations and indications for further clinical trials of NUC-3373. It may be several years, if ever, before we have a product candidate ready for commercialization. To date, we have financed our operations primarily through public and private placements of our equity securities. We expect to continue to incur significant expenses and operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we:

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
•
the contract research organizations, or CROs, that we retain to conduct clinical trials or clinical data analyses may take actions outside of our control that adversely impact our clinical trials;
•
the applicable regulatory authorities may not find the data from nonclinical studies and clinical trials sufficient to demonstrate that the clinical and other benefits of the product candidate outweigh its safety risks;
•
the applicable regulatory authorities may disagree with our interpretation of data from nonclinical studies and clinical trials or may require that we conduct additional studies;
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
•
the applicable regulatory authorities may change their approval policies or adopt new regulations;
•
the applicable regulatory authorities may identify deficiencies in our formulation and manufacturing processes or facilities of our third-party manufacturers;
•
we may face delays in our formulation and manufacturing processes as a result of having not yet optimized formulations or due to lack of availability of starting materials;
•
we may be unable to scale up the manufacturing process for some of our product candidates;
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
•
we may be faced with challenges from third parties with respect to our right to use certain processes in the formulation and process development of our product candidates;
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
•
we may not be successful in completing nonclinical studies and clinical trials of, receiving marketing approvals for, establishing commercial manufacturing capabilities for and commercializing, any product candidate to which we retain rights under a collaboration agreement; and
•
we may not be successful in gaining acceptance of any product candidate by patients, the medical community and third-party payors, effectively competing with other therapies, maintaining a continued acceptable safety profile following approval and qualifying for, maintaining, enforcing and defending our intellectual property rights and claims.

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

As of December 31, 2025, we had £24.3 million in cash and cash equivalents. We believe, based upon our current operating plan, that our cash and cash equivalents on hand will be sufficient to fund our anticipated operations for at least the next twelve months. Our future capital requirements and the period for which we expect our existing resources to support our operations may vary significantly from what we expect. Our monthly spending levels vary based on new and ongoing research and development and other corporate activities. Because the length of time and activities associated with successful research and development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. In addition, our future capital requirements will depend on many factors, and could increase significantly as a result of many factors, including:

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

In the future, we may identify conditions and events that raise substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

The development of pharmaceutical drugs is capital-intensive. We have incurred recurring losses from our operations, have an accumulated deficit totaling £252.3 million and cash flows used in operating activities of £7.5 million as of and for the year ended December 31, 2025. We had cash and cash equivalents of £24.3 million at December 31, 2025. We expect our expenses to increase in the medium to long-term with our ongoing activities, particularly if we conduct larger-scale clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, we will continue to incur costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. In addition, we have based estimates of our cash runway on assumptions including, but not limited to, our expectations as to our future expenses and costs and our continued eligibility to receive tax relief or credits in connection with our research and development expenditure in the United Kingdom. There is no assurance that these assumptions will be correct and, as a result, we could use our available capital resources sooner than we currently expect and may identify conditions and events that raise substantial doubt about our ability to continue as a going concern and we may be unable to realize our assets and discharge our liabilities in the normal course of business. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities. We may also need to raise additional funds if we choose to pursue additional indications or geographies for development and commercialization of our product candidates or otherwise expand more rapidly than we presently anticipate.

If there is substantial doubt about our ability to continue as a going concern in the future, it may negatively impact the trading price of our securities, have an adverse impact on our relationship with third parties with whom we do business, including our customers, vendors and employees, and could make it challenging and difficult for us to raise additional equity or debt financing to the extent needed, all of which could have a material adverse impact on our business, results of operations, financial condition and prospects. In addition, in the future, we may commence an equity financing process in order to raise additional capital and if we do, there can be no assurance that we will be successful and if we are unable to raise additional capital, we could potentially be forced to complete a wind down of our operations and/or seek bankruptcy protection.

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

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. Government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. In 2025, the Trump Administration began implementing a large-scale reduction of the federal government workforce as well as major organizational changes and consolidation throughout the executive branch. As part of these efforts, the FDA has experienced significant and rapid fluctuations in leadership and scientific review personnel, which may be key contributing factors in multiple reported delays in agency decision making on marketing applications and agency requests for additional data that are inconsistent with prior regulatory feedback. In addition, reauthorization of the next prescription drug user fee package would need to be finalized by Congress by September 2027 in order to avoid a disruption in FDA’s review goals for new drug applications and other activities supported by user fees assessed against industry; stakeholder negotiations were recently initiated and are expected to continue throughout 2026.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. Moreover, shutdowns or slowdowns in normal agency work caused by public health emergencies can increase the time needed for the agency to complete its review or make final approval or other administrative decisions. If a prolonged government shutdown or slowdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public market and obtain necessary capital in order to properly capitalize and continue our operations; the impact of mass layoffs at other governmental offices with which we interact is unclear at this time.

In addition, three decisions from the U.S. Supreme Court in 2024 may lead to an increase in litigation against regulatory agencies that could create uncertainty and thus negatively impact our business. The first decision overturned established precedent that required courts to defer to regulatory agencies’ interpretations of ambiguous statutory language.

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

As a United Kingdom resident company, we are subject to U.K. corporate taxation. We have generated losses since inception. As of December 31, 2025, we had cumulative carry forward tax losses of £120.7 million. Subject to any relevant restrictions, including the Corporate Income Loss Restriction and the Corporate Capital Loss Restriction that, broadly, restrict the amount of carried forward losses that can be utilized to 50% of group profits or gains arising above £5.0 million per tax year, we expect these to be available to carry forward and offset against future operating profits.

As a company that carries out extensive research and development activities, we have historically benefited from the United Kingdom’s research and development tax credit regime for small and medium-sized companies that was in place until March 31, 2024. On April 1, 2024, this regime was replaced with a new regime (including a standalone scheme applying to research and development-intensive loss-making small and medium-sized companies) that applies in respect of accounting periods beginning on or after that date. We currently qualify as a research and development-intensive loss-making small or medium-sized company. However, in the future, we may no longer qualify as a research and development-intensive loss-making small or medium-sized company and, in that scenario, we may be able to claim research and development expenditure credit under the post April 1, 2024 regime, referred to as the “Merged Scheme”.

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

A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, for example, where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

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

•
business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires; and
•
changes in financial markets or general economic conditions, including the effects of recession or slow economic growth in the United States and abroad, interest rates, fuel prices, international currency fluctuations, corruption, political instability, acts of war, including the ongoing geopolitical conflicts and any potential spread of such conflicts into a wider war, acts of terrorism, and pandemics or other public health crises.

We may be adversely affected by the effects of inflation and tariffs.

Inflation and tariffs have the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure. The existence of inflation and tariffs in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. As a result of inflation and tariffs, we have experienced and may continue to experience, cost increases. Although we may take measures to mitigate the impact of inflation and tariffs, if these measures are not effective our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost inflation or tariffs are incurred.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and its financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. However, if any of our other counterparties to instruments such as uninsured deposit accounts, credit agreements, letters of credit and certain other financial instruments were to be placed into receivership, we may be unable to access such funds. In addition, if any parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to financial institution credit agreements and arrangements, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of such financial institution and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2023 closures of Silicon Valley Bank, Signature Bank, and Silvergate Capital Corp and the 2008 to 2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although in 2023 the U.S. Department of Treasury, Federal Deposit Insurance Corporation, or FDIC, and Federal Reserve Board announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediate liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

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

The ongoing conflicts in Ukraine, the Middle East, and other countries and regions could adversely impact our business, in particular with respect to enrollment and data collection in any clinical trials of our product candidates that may be conducted in these countries and regions.

The ongoing military and geopolitical conflicts in Ukraine, the Middle East, and other countries and regions could disrupt our clinical trials that may be conducted in these countries and regions and increase our costs in these countries and regions. Although the length and impacts of any military action or geopolitical conflicts are highly unpredictable, clinical trial sites that may be established in Ukraine, Russia and Belarus and neighboring countries, as well as in the Middle East and other countries and regions with military or geopolitical conflicts could suspend or terminate their participation in trials, and patients and physicians could be forced to evacuate or voluntarily choose to relocate far from clinical trial sites, making them unavailable and potentially making data collection more difficult or not possible. Any such difficulties at clinical trial sites that may be established, or the unavailability of such clinical trial sites, could result in delays in enrolling or completing clinical trials, the need to identify alternative clinical trial sites, and increased overall development costs. Furthermore, the United States and its European allies have imposed significant sanctions against Russia and Belarus, as well as certain countries in the Middle East and other countries and regions with military or geopolitical conflicts, including embargoes, sanctions and other restrictions. Our ability to conduct potential future clinical trials or make purchases from suppliers located in Russia, Belarus and parts of Ukraine and elsewhere in the region, as well as certain countries in the Middle East and other countries and regions with military or geopolitical conflicts, has become restricted under applicable sanctions laws. All of the foregoing could impede the execution of our clinical development plans, which could materially harm our business.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

The global credit and financial markets have experienced extreme volatility and disruptions in recent years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, terrorism or other geopolitical events. Sanctions imposed by the United States, the United Kingdom, and other countries in response to such conflicts may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves, or on less favorable terms than we would otherwise choose. In addition, one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our clinical development goals on schedule and on budget.

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

NUC-7738 is being evaluated in a Phase 1/2 clinical trial (NuTide:701). The Phase 1 part evaluated NUC-7738 as a monotherapy in patients with advanced solid tumors and the Phase 2 part is evaluating NUC-7738 in combination with pembrolizumab in patients with PD-1 inhibitor-resistant melanoma. While favorable results were obtained from the Phase 1 part of the clinical trial (NuTide:701) and the initial Phase 2 part, they may not be replicated in any ongoing or future clinical trials. NUC-3373 has recently been evaluated in a Phase 1b/2 modular clinical trial (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer, and we are currently evaluating optimal combinations and indications for further clinical trials of NUC-3373. However, our Phase 1b/2 clinical trial of NUC-3373 in patients with metastatic colorectal cancer and our Phase 2 randomized NuTide:323 clinical trial investigating NUFIRI + bevacizumab versus the global standard of care, 5-FU in combination with leucovorin, irinotecan and bevacizumab, or FOLFIRI + bevacizumab, were discontinued despite the favorable Phase 1 results of NUC-3373. In addition, data generated in early-stage trials in particular are not the basis on which marketing approval by the FDA or a comparable foreign regulatory authority would be sought. Furthermore, the results of our clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for marketing approval. Statistical significance means that an effect is unlikely to have occurred by chance. Clinical trial results are considered statistically significant when the probability of the results occurring by chance, rather than from the efficacy of the product candidate, is sufficiently low. There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies.

Preliminary and interim data from our clinical trials that we may announce or publish from time to time may change as patient enrollment continues, patient data are further examined and more patient data become available.

From time to time, we may announce or publish preliminary or interim data from our clinical studies, including those from: the Phase 1/2 clinical trial (NuTide:701) which is evaluating NUC-7738 in the Phase 1 part as a monotherapy in patients with advanced solid tumors, and is evaluating NUC-7738 in combination with pembrolizumab in patients with PD-1 inhibitor-resistant melanoma in the Phase 2 part; and the Phase 1b/2 modular clinical trial (NuTide:303) which evaluated NUC-3373 in combination with pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer; and any future clinical trials of any of our product candidates. Preliminary and interim data from a clinical trial are not always entirely representative of final data. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, patient data are further examined, more patient data become available, and we prepare and issue our final clinical trial report. As a result, preliminary and interim data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the preliminary or interim data could significantly harm our business prospects.

We are relatively early in our development efforts. If we are unable to successfully develop and commercialize our product candidates or experience significant delays in doing so, our business will be harmed.

We currently do not have any products that have gained marketing approval. We have invested substantially all of our efforts and financial resources identifying and developing our ProTides, such as NUC-7738 and NUC-3373, as well as Acelarin for which we discontinued the NuTide:121 clinical trial in March 2022. Our ability to generate product revenues, which may not occur for several years, if ever, will depend on the successful development and eventual commercialization of our product candidates: NUC-7738, which is being evaluated in a Phase1/2 clinical trial (NuTide:701) as a monotherapy in the Phase 1 part in patients with advanced solid tumors, and in combination with pembrolizumab in patients with PD-1 inhibitor-resistant melanoma in the Phase 2 part; and NUC-3373, for which a Phase 1b/2 modular clinical trial (NuTide:303) of NUC-3373 in combination with pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer was recently evaluated. We currently do not generate any revenues from sales of any products, and we may never be able to develop or commercialize a marketable drug. Each of our product candidates will require development, management of development and manufacturing activities, marketing approval in multiple jurisdictions, obtaining manufacturing supply, building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenues from drug sales.

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

The Federal Food, Drug, and Cosmetic Act, or FD&C Act, requires sponsors of a Phase 3 clinical trial, or other “pivotal study” of a new drug to support marketing authorization, to design and submit a diversity action plan for such clinical trial. The action plan must describe appropriate diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. Although none of our product candidates has reached Phase 3 of clinical development, we must submit a diversity action plan to the FDA by the time we submit a Phase 3 trial, or pivotal study, protocol to the agency for review, unless we are able to obtain a waiver for some or all of the requirements for a diversity action plan. Initiation of such trials may be delayed if the FDA objects to our proposed diversity action plans for any future Phase 3 trial for our product candidates, and we may experience difficulties recruiting a diverse population of patients in attempting to fulfill the requirements of any approved diversity action plan.

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

The risk of failure in drug development is high. This is particularly true for early-stage clinical programs, such as those we are currently conducting or have recently evaluated, including our Phase 1/2 clinical trial (NuTide:701), which is evaluating NUC-7738 in the Phase 1 part as a monotherapy in patients with advanced solid tumors, and is evaluating NUC-7738 in combination with pembrolizumab in patients with PD-1 inhibitor-resistant melanoma in the Phase 2 part; and the Phase 1b/2 modular clinical trial (NuTide:303), which recently evaluated NUC-3373 in a Phase 1b/2 modular clinical trial in combination with pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete nonclinical development and conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in patients. Clinical trials are expensive, difficult to design and implement and can take several years to complete, and their outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Further, the results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval.

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
•
regulators, or a Data Safety Monitoring Board, if one is used for our clinical trials, may require that we suspend or terminate our clinical trials for various reasons, including noncompliance with regulatory requirements, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, or a finding that the participants are being exposed to unacceptable health risks;
•
the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient;
•
the FDA or other regulatory authorities may require us to submit additional data or impose other requirements before permitting us to initiate a clinical trial; or
•
there may be changes in governmental regulations, policies or administrative actions.

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

Our product development costs will also increase if we experience delays in nonclinical and clinical development or receiving the requisite marketing approvals. We do not know whether any of our nonclinical studies or clinical trials will need to be restructured or will be completed on schedule, or at all. Significant nonclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

We face regulation and potential liability related to the privacy of personal data, including health information we obtain from clinical trials sponsored by us or our collaborators.

The regulatory environment surrounding information security and privacy is increasingly demanding. These laws and regulations are increasing in complexity and number, may change frequently, and sometimes conflict. We are subject to numerous regulations governing the protection of personal and confidential information of our clinical trial subjects, clinical investigators, and employees, including in relation to medical records, credit card data and financial information, which encompass state privacy and confidentiality laws (including state laws requiring disclosure of breaches), federal and state consumer protection and employment laws, the Health Insurance Portability and Accountability Act, or HIPAA, and European and other foreign data protection laws. For example, the European Union General Data Protection Regulation, or GDPR, is applicable in all E.U. member states and member states of the European Economic Area, or E.E.A. In the United Kingdom, the data protection obligations of the GDPR continue to apply to U.K.-related processing of personal data in minimally varied form (see below for details) and fashion (retained in U.K. law as the “U.K. GDPR”).

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

The GDPR (and U.K. GDPR) sets out a number of requirements that must be complied with when handling personal data (i.e., data relating to an identified or identifiable living individual) in these circumstances, including: having an appropriate lawful basis for processing, and a relevant condition if processing ‘special category’ personal data (which includes personal data related to health, biometric data used for unique identification purposes and genetic information); the obligation to appoint data protection officers in certain circumstances; accountability and record-keeping obligations; transparency obligations for data controllers; the obligation to carry out ‘data protection impact assessments’ in certain circumstances; rights for data subjects (such as rights for individuals to be “forgotten”, rights to data portability, rights to object etc.); a stringent standard of data subject consent; and the obligation to notify certain significant personal data breaches to the relevant Supervisory Authority(ies) and affected individuals. In addition, the interpretation of what constitutes personal data under the GDPR has historically been very broad (for example, the GDPR expressly delineates between ‘pseudonymized’ (i.e., key-coded data) and data that has been rendered anonymous (the latter falling outside the scope of GDPR)). A 2025 decision from the Court of Justice of the European Union (EDPS v. SRB (CJEU C-413/23 P, EU:C:2025:645)) has clarified that anonymization is context-dependent and has therefore increased the potential for anonymizing data and removing it from the scope of the GDPR. Conversely, in 2025, the French supervisory authority (CNIL) fined Cegedim Sante €800,000 in a fact pattern where the data was found to have been pseudonymized rather than anonymized. It should therefore be noted that a number of opinions from Supervisory Authorities have supported a very wide interpretation of the concept of personal data and, thus, the application of the GDPR. Other recent decisions by E.U. supervisory authorities and the Court of Justice of the E.U. have confirmed that the rights granted to individuals under the GDPR must be applied broadly, and the law itself must be interpreted strictly, to guarantee the protection of the rights of individuals.

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

As the Data Privacy Framework is limited to transfers to certified participants in the U.S., many transfers continue to rely on the standard contractual clauses. Use of the standard contractual clauses must be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. In May 2023, the Irish Data Protection Commission issued a €1.2 billion fine against Meta, and in August 2024 the Dutch Supervisory Authority fined Uber €290 million, for transferring personal data to the United States in reliance on standard contractual clauses, on the basis that the personal data was not sufficiently protected in the United States. In light of all of these developments, it is expected that the uncertainty surrounding data transfers will continue into 2026 and beyond.

Additionally, there is member state fragmentation related to the handling of personal data which increases the compliance burden and risk in a theoretically harmonized region. For example, on the topic of transfers, in 2025 the German Supervisory Authorities published guidance on the international transfer of clinical trials data setting out a two stage assessment process to establish lawfulness of such transfers. This guidance is only applicable in Germany.

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

The GDPR also provides that E.E.A. member states may make their own further laws and regulations to introduce specific requirements related to the processing of: “special categories of personal data”, including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offences or convictions. This fact may lead to greater divergence on the law that applies to the processing of such data types across the E.E.A. and United Kingdom, compliance with which as and where applicable may increase our costs and could increase our overall risk.

In the past 12 months, the European data protection authorities continue to be active in seeking to regulate Artificial Intelligence. Since the AI EU Act recently entered into force on August 1, 2024 and given the staged implementation through to 2027, we expect to see this focus continue and so any use of A.I. within the healthcare sector will be subject to a heightened risk under European privacy laws.

As the United Kingdom is no longer a member of the European Union, there is increasing scope for divergence in application, interpretation and enforcement of the data protection law between the United Kingdom and European Union. On June 19, 2025, the U.K. Government passed the Data (Use and Access) Act 2025. This legislation makes minor amendments to various aspects of the United Kingdom’s data protection regime. The law resulted in only very minor changes to the substance of the U.K. GDPR (though these do include helpful provisions related to the collection of consent for scientific research, and the reuse of personal data for the same). The law also significantly increased the maximum fines for the U.K.’s direct marketing and ‘cookie compliance’ rules, from the current £500,000 to GDPR levels. Otherwise, the United Kingdom remains very closely aligned with the European Union regarding terms of privacy law. However, any changes relating to the U.K. and E.U. position regarding aspects of data protection law may lead to additional compliance costs and could increase our overall risk.

Alongside the GDPR, the European Union has passed a number of new laws affecting data and security, including the Data Governance Act, the Network and Information Security (NIS) 2 Directive and the European Health Data Space, or EHDS, Regulation. The EHDS Regulation in particular is likely to create additional compliance burden, for example, by requiring us to make health data available to other organizations in this sector (in an anonymized form) and to the patients themselves; as well as comply with other individual rights including data portability, rectification and insertion, and provide privacy controls and opt out mechanisms. The EHDS entered into force on March 26, 2025, with phased implementation due to take place between 2027 and 2031. The consequences of failing to comply are significant: regulators are empowered to apply fines of up to €20 million or 4% of total annual worldwide turnover (whichever is larger); ‘proportionate’ daily financial penalties can be applied where the deadline for a response has been breached; and an entity can be excluded from accessing data of other organizations for a period of up to 5 years (though they will still be expected to provide data and otherwise comply with the regulation). We are likely to have to devote substantial resources to understanding and preparing to meet the technical and organizational requirements (many details of which are yet to be provided by the European Commission) ahead of implementation.

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

In addition to the foregoing, a breach of privacy laws or data security laws, particularly those resulting in a significant cybersecurity incident or breach involving the misappropriation, corruption, modification, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on our business, reputation and financial condition. In addition, widely publicized security breaches are increasingly being followed in the European Union by attempts to bring large ‘class action’ style claims; this trend is likely to continue in light of recent decisions by the European Court of Justice confirming data subjects’ right to compensation even for minor non-material damage. For example, in January 2025 the European Court of Justice awarded an individual compensation of €400 for non-material damage suffered as a result of his personal data being transferred to the United States. Although ‘class action’ style claims have yet to succeed in any significant compensation orders, defending these claims is costly and could still result in substantial liability for compensation and legal fees. As a data controller, we are accountable for any third-party service providers we engage to process personal data on our behalf, including our CROs. We attempt to mitigate the associated risks by performing security assessments and due diligence of our vendors and requiring all such third-party providers with data access to sign agreements, and obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in fines, penalties and/or other enforcement actions outlined above.

In addition, various U.S. states have enacted privacy and security laws and regulations, and such laws and regulations vary from state to state, constantly evolve, and remain subject to significant change. In some cases, such laws and regulations can impose more restrictive requirements than HIPAA and other U.S. federal laws, thus complicating compliance efforts. Several U.S. federal and state laws establish additional requirements for protecting the privacy and security of health information that is not protected by HIPAA. For instance, Washington State passed the “My Health My Data” Act, which regulates “consumer health data,” which is defined as “personal information that is linked or reasonably linkable to a consumer and that identifies a consumer’s past, present, or future physical or mental health.” The “My Health My Data” Act provides exemptions for personal data used or shared in connection with certain research activities, including data subject to 45 C.F.R. Parts 46, 50 and 56. Notably, the “My Health My Data” Act contains a private right of action. In addition, Nevada recently enacted a consumer health data privacy bill, SB 370, which also regulates “consumer health data” and shares many similarities with Washington’s “My Health My Data” Act, Connecticut recently amended its comprehensive privacy law to include heighted regulation of “consumer health data,” and Texas amended its comprehensive privacy law to include heightened regulation of biometric and genetic data. Additional states may adopt health-specific privacy laws that could impact our business activities and our collection and handling of health-related data.

More broadly, various U.S. state laws regulate the processing of personal information. For example, California has enacted the California Consumer Privacy Act, or CCPA, which went into effect in January of 2020. The CCPA gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation. Although the CCPA includes exemptions for certain categories of health information, if we become subject to the CCPA, our compliance costs and potential liability with respect to other personal information we collect about California residents may increase. Additionally, the CCPA was significantly amended by the California Privacy Rights Act, or the CPRA, which, among other things, established the California Privacy Protection Agency, a new regulatory authority tasked with enacting new regulations under the CPRA and expanded enforcement authority. In addition to California, more U.S. states have enacted and are continuing to enact similar legislation, all of which are likely to increase our regulatory compliance costs and risks, exposure to regulatory enforcement action, and other liabilities if we become subject to such laws in the future.

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

Artificial intelligence introduces emerging risks and challenges to our business.

Artificial intelligence, or AI, is increasingly shaping industries worldwide, including life sciences and healthcare. We have implemented certain AI technologies into portions of our operations to improve efficiency, support research and analysis, and drive innovation, and we may further expand our use of AI as the technology continues to evolve. However, AI technologies also introduce risks and challenges that could impact our business. AI algorithms may be flawed, datasets may be insufficient or biased, and ineffective AI development or deployment could lead to compliance violations, cybersecurity risks, and other adverse consequences. While we have implemented controls intended to limit the risk that proprietary or confidential information is used to train AI models, no such controls can completely eliminate the inherent risks associated with AI, including potential breaches of confidentiality and privacy obligations, non-compliance with applicable laws and regulations, threats to intellectual property rights, including not only the leakage of our proprietary information but also the risk that AI-generated outputs may infringe third-party intellectual property, and the misuse of personal information, including protected health information. Additionally, potential future overreliance on AI or dependence on a specific model or vendor could limit our flexibility, increase costs, or expose us to operational risks if the AI provider modifies or discontinues its services, or experiences service interruptions or security incidents. Any of these issues could materially and adversely affect our business, financial condition, and results of operations.

AI technologies, including generative AI, are complex and rapidly evolving, and we face competition from other companies, as well as an uncertain and evolving regulatory landscape. Several jurisdictions around the globe, including Europe and the United States, have already proposed or enacted laws governing AI, and we may need to commit significant resources to maintain business practices that comply with the evolving regulatory landscape and adapt our systems and processes as new requirements are implemented. Our competitors or other third parties may incorporate AI into their products more quickly and successfully than we do, which could impair our ability to compete effectively and adversely affect our results of operations.

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

These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, current good manufacturing practice, or cGMP, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, including periodic inspections by the FDA and other regulatory authorities, requirements regarding the distribution of samples to physicians and recordkeeping. Before we can commercialize any of our product candidates, each such product candidate must be approved by the FDA pursuant to an NDA in the United States, by the EMA pursuant to an MAA in the European Union, and by similar regulatory authorities outside the United States prior to commercialization.

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
•
regulatory authorities may require a REMS or comparable plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;
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

If the FDA or a comparable foreign regulatory authority approves any of our product candidates, activities such as the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The FDA or a comparable foreign regulatory authority may also impose requirements for costly post-marketing nonclinical studies or clinical trials and surveillance programs to monitor the safety or efficacy of the product. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding use of their products, and if we promote our products beyond their approved indications or in a way that is inconsistent with the FDA-approved labeling, we may be subject to enforcement actions or prosecution arising from that off-label promotion. Violations of the FD&C Act relating to the promotion of prescription drugs may also lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws.

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
•
restrictions on the labeling or marketing of a product, or a requirement to add new safety information or warnings in product labeling;
•
restrictions on product distribution or use;
•
requirements to conduct post-marketing studies or clinical trials, or clinical holds on ongoing studies;
•
warning or untitled letters;
•
withdrawal of the products from the market;
•
refusal to approve pending applications or supplements to approved applications that we submit;
•
recall of products;
•
fines, restitution or disgorgement of profits or revenues;
•
suspension or withdrawal of marketing approvals;
•
refusal to permit the import or export of our products;
•
product seizure or detention;
•
injunctions or the imposition of civil or criminal penalties; or
•
consent decrees, corporate integrity agreements, debarment, or exclusion from federal health care programs.

Non-compliance with E.U. requirements regarding safety monitoring or pharmacovigilance can also result in significant financial penalties. Similarly, failure to comply with E.U. requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

The FDA’s or other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation, policymaking, or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

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
•
some state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and
•
state and foreign laws that govern the privacy and security of health information in certain circumstances, including state security breach notification laws, state health information privacy laws and federal and state consumer protection laws, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

As another example, on March 11, 2021, former President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer’s price, or AMP, for single source and innovator multiple source drugs, which began on January 1, 2024. Payment methodologies may also be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. By way of example, in August 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare, with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (which were first due in 2023); and replaces the Part D coverage gap discount program with a new manufacturer discount program (which began in January 2025). The IRA permits CMS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. CMS has begun to implement these new authorities, announcing the first round of negotiated “maximum fair prices” for the first 10 drugs in August 2024, which became effective as of January 1, 2026 (payment year 2026). The second round of negotiated prices for 15 drug products was announced in November 2025, and CMS published the next group of drugs selected for negotiation in January 2026. However, the IRA’s impact on the biopharmaceutical industry in the United States remains uncertain, in part because multiple large pharmaceutical companies and other stakeholders (e.g., the U.S. Chamber of Commerce) have initiated federal lawsuits against CMS arguing the program is unconstitutional for a variety of reasons, among other complaints. The outcome of such ongoing lawsuits, as well as potential legislative changes enacted by Congress or programmatic changes implemented at CMS by the Trump Administration, may impact the IRA drug price negotiation program in the future. For that and other reasons, it is currently unclear how the IRA will be effectuated, or the impact of the IRA on our business.

In addition, individual states in the U.S. have also passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmacy benefit managers, or PBMs, and other members of the health care and pharmaceutical supply chain, an important decision that has led to more aggressive efforts by states in this area. The U.S. Federal Trade Commission, or FTC, in mid-2022 also launched sweeping investigations into the practices of the PBM industry, and published interim reports with its findings in mid-2024 and January 2025, that could lead to additional federal and state legislative or regulatory proposals targeting such entities’ operations, pharmacy networks, or financial arrangements, including in the 2025-2026 congressional session where PBM reform continues to be a bipartisan priority. During the 2024-2025 session, numerous PBM reforms were considered in both the Senate and the House of Representatives; they included diverse legislative proposals such as eliminating rebates; divorcing service fees from the price of a drug, discount, or rebate; prohibiting spread pricing; limiting administrative fees; requiring PBMs to report formulary placement rationale; and promoting transparency. Significant efforts to change the PBM industry as it currently exists in the U.S. may affect the entire pharmaceutical supply chain and the business of other stakeholders, including pharmaceutical developers like us.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or E.U. member state level may result in significant additional requirements or obstacles that may increase our operating costs. Notably, in 2023 the European Commission issued a proposal to revise and replace the existing general pharmaceutical legislation for the European Union, which was finalized in December 2025. These revisions will significantly change several aspects of drug development and approval in the European Union, including regulatory and market exclusivity regimes applicable to new medicinal products.

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

Legislative and regulatory proposals have also been made in recent years to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products, and the FDA’s statutory authorities are periodically amended by Congress. For example, Congress provided the FDA with additional authorities related to the accelerated approval pathway for human drugs and biologics. Under these amendments to the FD&C Act, the agency may require a sponsor of a product granted accelerated approval to have a confirmatory trial underway prior to approval. The amendments also give the FDA the option of using expedited procedures to withdraw product approval if the sponsor’s confirmatory trial fails to verify the claimed clinical benefits of the product. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed or what the impact of such changes on the marketing approvals, if any, of our product candidates, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing conditions and other requirements.

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

Our operations are also subject to the U.K. Criminal Finances Act 2017, or CFA 2017, which contains offences of failing to prevent the facilitation of tax evasion in the United Kingdom and abroad. This legislation makes organizations accountable for any part played by their personnel in deliberately and dishonestly facilitating tax evasion by others, where those organizations have not made reasonable efforts to prevent such facilitation.

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

We have, and may potentially in the future, enter into collaborations with third parties. In any collaboration that we may enter into, we would expect to have limited control over the amount and timing of resources that our collaborators dedicate to the collaboration efforts, including, if applicable, the development of ProTides and our ability to identify and develop additional ProTides. Our ability to generate potential additional ProTides from any such arrangements will depend on our and our collaborators’ abilities to successfully perform the functions assigned to each of us in these arrangements. In addition, our collaborators have the ability to abandon research or development projects and terminate applicable agreements. Our prior collaboration and any collaborations we enter into in the future, may pose several risks, including the following:

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

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, more convenient, less expensive or have fewer or less severe side effects than any products that we may develop. Our competitors also may obtain FDA or other marketing approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market or slow our marketing approval. Some of the important competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience, price and the availability of reimbursement from government and other third-party payors.

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

Our ability to successfully commercialize any product candidates, if approved, will depend in part on the extent to which coverage and adequate reimbursement for these product candidates and related treatments will be available from government authorities, private health insurers and other organizations. In the United States, the principal decisions about coverage and reimbursement for new medicines under Medicare are made by CMS, an agency within the U.S. Department of Health and Human Services, or HHS. Private payors ultimately determine which drugs they will cover and the amount of reimbursement they will provide for a covered drug. While there is no uniform system among payors for making coverage and reimbursement decisions, private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs are generally covered and paid for in the United States but have not been approved for reimbursement in certain European countries. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of payments for particular drugs. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. We may also need to conduct expensive pharmacoeconomic studies, in addition to the costly studies required to obtain FDA or other comparable regulatory approvals, in order to demonstrate the medical necessity and cost-effectiveness of the product in order to secure coverage and reimbursement. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if coverage is available, the level of payments. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval. In addition, as noted above, the IRA of 2022 included multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States, including new authorities for CMS to negotiate certain drug prices. Separately, the Trump Administration announced the creation of a government website called TrumpRx, which will allow consumers to purchase certain drugs at reduced prices as negotiated between the drug manufacturers and the administration. As of January 2026, the Trump Administration had secured deals with 15 major drug manufacturers to offer certain drugs at most-favored-nation prices and other proposals related to such prices are also being explored by the Trump Administration. The impact of these various pricing-related initiatives on the pharmaceutical industry in the United States and on drug development activities remains uncertain.

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

We currently have no marketing capability or sales force, but we intend to commercialize or participate in the commercialization of our product candidates for which we receive regulatory approval in major markets, such as the United States and Europe. This may necessitate building a specialized sales force and other commercial capabilities in such markets. To achieve commercial success for any approved product candidate for which we retain sales and marketing responsibilities, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time-consuming and could delay any drug launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

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

We have measures in place designed to prevent, and if necessary, to detect and respond to such cybersecurity incidents and breaches of privacy and security mandates. However, no such measures can provide absolute security, and our efforts to prevent, detect, respond to, or mitigate such incidents may not be successful or may be limited by factors beyond our control. While we have not, to our knowledge, experienced any significant system failure, accident, or material cybersecurity incident to date, if such an event were to occur and cause interruptions in our operations or the operations of those third parties with which we contract, it could result in legal harm and a material disruption of our programs and our business operations, as well as our financial condition. For example, the loss of clinical trial data from completed or ongoing clinical trials for any of our product candidates could result in delays in our development and regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Such a loss could also expose us to regulatory enforcement, civil liability and reputational damage. To the extent that any disruption or cybersecurity incident results in a loss of or damage to our data or applications, or inappropriate disclosure, loss, corruption, modification, or theft of confidential or proprietary information, personal data, clinical trial data, or health information, in addition to incurring liability, the further development of our product candidates could be delayed, or our competitive position could be compromised. Additionally, such disruptions or cybersecurity incidents could result in enforcement actions by United States, United Kingdom, or foreign regulatory authorities, regulatory penalties, and other legal liabilities such as but not limited to private litigation, the incurrence of significant remediation costs, disruptions to our development programs, business operations and collaborations, diversion of management efforts and damage to our reputation, all of which could harm our business and operations.

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

Biopharmaceutical drug development is inherently uncertain in a rapidly evolving technological environment such as ours in which there may be numerous patent applications pending in multiple jurisdictions at any given time, many of which are confidential when filed, with regard to the same or similar technologies. Any patents issued to third parties may contain claims that conflict with our patents and that may place restrictions on the commercial viability of our products and technologies. Challenging third-party intellectual property rights may require us to engage in costly patent litigation or other administrative proceedings before the USPTO, U.S. federal courts, or courts and patent offices in other jurisdictions. These proceedings could result in substantial expense and divert the time and attention of our management and technical personnel. If we choose not to challenge third-party intellectual property rights, or are unsuccessful in doing so, we may instead face patent infringement claims, which may also be costly and time-consuming to defend, particularly if we are required to establish the invalidity of a third party’s patents. In either case, these matters could impose significant costs and divert significant management and technical resources.

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

Some of our patents are European Union Unitary Patents. These patent rights provide protection in multiple European Union countries (including France, Germany and Italy). The validity of these Unitary Patent rights can be challenged centrally at the Unitary Patent Court and, if such a challenge were successful, the patent would be revoked simultaneously in all of the European Union countries in which the Unitary Patent had effect.

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

In addition, some countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. Further, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired.

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

Litigation or other legal proceedings relating to intellectual property claims, with or without merit, are unpredictable, generally expensive and time consuming and are likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. Furthermore, because of the discovery that is required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ADSs. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

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

In the ordinary course of our business, our CROs and other third parties on which we rely, collect and store sensitive data, including intellectual property, clinical trial data, proprietary business information, personally identifiable information of our employees and, potentially in the future, personally identifiable information of our clinical trial subjects, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or compromised due to employee error, malfeasance or other disruptions. Although to our knowledge we have not experienced any such material cybersecurity incident to date, any such incident could compromise our networks and the information stored there could be accessed, publicly disclosed, modified, disrupted, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations, damage our reputation, and cause a loss of confidence in us and our ability to conduct clinical trials and our competitive advantage, which could adversely affect our reputation and delay the clinical development of our product candidates.

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

We are a clinical development-stage company, and, as of December 31, 2025, had 12 employees, including four executive officers. We are highly dependent on the research and development, clinical, business development and commercialization expertise of Hugh Griffith, our Chief Executive Officer, as well as the other principal members of our management team and our collaborators’ scientific and clinical team. Although we have entered into service agreements with our executive officers, each of them may at any time serve notice to terminate their employment with us. Other than for Mr. Griffith, we do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we or our collaborators are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

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

The United Kingdom withdrew from the European Union on January 31, 2020 , and at the end of the “Transition Period” during which E.U. rules continued to apply in the United Kingdom until December 31, 2020, the United Kingdom and the European Union entered into the Trade and Cooperation Agreement, or the TCA. The TCA provides for zero tariff/zero quota trade in goods (including medicinal products) between the United Kingdom and E.U. member states, and includes commitments from the United Kingdom and the European Union to maintain common high standards across a number of areas, such as intellectual property, competition and taxation, as well as a number of other benefits, such as a commitment to the United Kingdom’s continued access to the Horizon Europe research program (in which UK-based researchers became able to participate as of January 1, 2024, following a political agreement made between the European Commission and the U.K. government). However, the United Kingdom’s departure from the European Union single market has resulted in substantial changes for U.K. businesses, including an end to the free movement of persons, goods and services between the United Kingdom and the European Union, and the loss of a number of other benefits afforded to citizens and businesses in the United Kingdom and the European Union prior to the withdrawal, such as the mutual recognition of professional qualifications, or passporting for financial services. Furthermore, as the United Kingdom is no longer subject to E.U. law, or the jurisdiction of the European Court of Justice, there is increasing scope for divergence between United Kingdom and E.U. member states’ laws and regulations.

The continued uncertainty around how the United Kingdom’s legal, political and economic relationship with the European Union is evolving following the withdrawal, has had and may continue to have a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. These developments may also have a significant effect on our ability to attract and retain employees, including scientists and other employees who are important for our and our collaborators’ research and development efforts.

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

Despite the implementation of security measures, our information technology and other internal infrastructure systems and those of our third-party CROs and other contractors and consultants, including corporate firewalls, servers, leased lines and connections to the Internet, are vulnerable to damage from attacks, hackers, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Furthermore, we have limited control over the security measures and computer systems of our third-party CROs and other contractors and consultants. While we have not experienced any such system failure, accident or material cybersecurity incident to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs and business activities. For example, the loss of clinical trial data for our product candidates could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or other security incident results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed.

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

We, or the third parties upon which we depend, may be adversely affected by natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

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

Risks Related to the ADSs

The price of our ADSs may be volatile and may fluctuate due to factors beyond our control, which, as a result, may affect our ability to maintain compliance with The Nasdaq Capital Market’s continued listing requirements.

The trading price of the ADSs has fluctuated, and is likely to continue to fluctuate substantially. The trading price of those securities depends on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. In addition, although the ADSs are listed on The Nasdaq Capital Market we cannot assure you that a trading market for those securities will be maintained.

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

In addition, if we fail to maintain compliance with The Nasdaq Capital Market’s continued listing requirements, including the minimum closing bid price requirement, The Nasdaq Stock Market LLC, or Nasdaq, may take steps to de-list our ADSs. Such a de-listing would likely have a negative effect on the price of our ADSs and may impair investors’ ability to sell or purchase our ADSs when they wish to do so. In the event of a de-listing, we may take actions to restore our compliance with The Nasdaq Capital Market’s listing requirements, but we can provide no assurance that any such action taken by us would allow our ADSs to become listed again, stabilize the market price or improve the liquidity of our ADSs, or prevent future non-compliance with The Nasdaq Capital Market’s listing requirements, as further described below.

Further, Nasdaq has proposed amending the Nasdaq Listing Rules to require companies to maintain a minimum market value of listed securities, or MVLS, of $5 million. Specifically, if a company fails to have a MVLS of at least $5 million for 30 consecutive business days, it will be subject to immediate suspension and de-listing without any cure period to regain compliance. If this rule takes effect and if our MVLS falls below $5 million for 30 consecutive business days, our ADSs would be immediately de-listed from Nasdaq and trading in our ADSs on Nasdaq would cease. There can be no assurance that our efforts to maintain our MVLS at levels above $5 million will be successful.

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

The price of our ADSs may decline and fall below the minimum bid price requirement required by the Nasdaq Listing Rules, including Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A)(iii) which could result in our ADSs being delisted from The Nasdaq Capital Market. A delisting of our ADSs from The Nasdaq Capital Market could adversely affect our ability to raise additional capital through the public or private sale of equity securities, the ability of investors to dispose of ADSs or obtain accurate quotations as to the market value of our ADSs and the price and value of our ADSs.

Our ADSs are currently listed on The Nasdaq Capital Market. Continued listing of a security on The Nasdaq Capital Market is conditioned upon compliance with various continued listing standards. In particular, the requirements for The Nasdaq Capital Market impose a minimum $1.00 per share bid price requirement. To comply with this requirement, the closing price for our ADSs must not fall below $1.00 for a 30 consecutive trading day period. If we are unable to maintain a minimum closing price of $1.00 per ADS for the preceding 30 consecutive trading days, we will receive a deficiency letter from the staff of Nasdaq, or the Staff. The Staff may provide us with a 180-calendar day grace period to regain compliance with the bid price requirement. If we are unable to regain compliance with the bid price requirement within the 180-calendar day grace period or if no grace period is made available to us, we may be delisted from The Nasdaq Capital Market unless we change the ratio of our ADSs to ordinary shares; however, there can be no assurance that we will be able to change the ratio of our ADSs to ordinary shares or that, if we are able to change the ratio, changing the ratio of our ADSs to ordinary shares will allow us to regain compliance with the bid price requirement. We currently do not have plans to change the ratio of our ADSs to ordinary shares or to implement a reverse stock split with respect to our ordinary shares.

Additionally, in the event of a delisting notice, we would typically have an opportunity to appeal such decision to the Nasdaq Hearing Panel or take other measures to preserve the listing of our ADSs on The Nasdaq Capital Market, but these measures and any appeal may not be successful. Additionally, if our ADSs have a closing bid price of $0.10 or less for ten consecutive trading days, the Staff must issue a delisting determination to us and no grace period to regain compliance will be provided.

For example, on May 12, 2023, we received written notification from Nasdaq indicating that we were not in compliance with the minimum $1.00 per share bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). In order to regain compliance within the 180-day grace period, the minimum bid price for our ADSs needed to meet or exceed $1.00 for ten consecutive trading days. On November 9, 2023, we transferred the listing of our ADSs from The Nasdaq Global Select Market to The Nasdaq Capital Market. In connection with the transfer to The Nasdaq Capital Market, Nasdaq granted us a second 180-day period (or until May 6, 2024) to regain compliance with the requirement set forth in Nasdaq Listing Rule 5450(a)(1). On April 16, 2024, we effected a ratio change of our ADSs to our ordinary shares, from one ADS, representing one ordinary share, to one ADS representing twenty-five ordinary shares. We regained compliance with the minimum closing bid price requirement on May 1, 2024. On June 18, 2025, we received written notification from Nasdaq indicating that we were not in compliance with the minimum $1.00 per share bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). On July 8, 2025, we received written notification from Nasdaq indicating that we had closed below $0.10 per share for ten consecutive trading days. Accordingly, the Company was notified that, in accordance with Nasdaq Listing Rule 5810(c)(3)(A)(iii), we were subject to delisting unless we timely requested a hearing before the Nasdaq Hearings Panel. On August 11, 2025, we effected a ratio change of our ADSs to our ordinary shares, from one ADS, representing twenty-five ordinary shares, to one ADS representing five thousand ordinary shares. We regained compliance with the minimum closing bid price requirement on September 4, 2025.

If our ADSs are delisted by The Nasdaq Stock Market, our ADSs may be eligible to trade on an over-the-counter quotation system, where an investor may find it more difficult to sell our ADSs or obtain accurate quotations as to the market value of our ADSs. We cannot ensure that our ADSs, if delisted from The Nasdaq Capital Market, will be listed on any national securities exchange or quoted on an over-the counter quotation system.

In the event we are delisted from The Nasdaq Capital Market, the only established trading market for our ADSs would be eliminated, and we would be forced to list our shares on the OTC Markets or another quotation medium, depending on our ability to meet the specific listing requirements of those quotation systems. As a result, an investor would likely find it more difficult to trade or obtain accurate price quotations for our ADSs. Delisting would likely also reduce the visibility, liquidity, and value of our ADSs, reduce institutional investor interest in our company, and may increase the volatility of our ADSs. Delisting could also cause a loss of confidence of potential industry partners, lenders, and employees, which could further harm our business and our future prospects.

Unless our ADSs are listed on a national securities exchange, such as Nasdaq, our ADSs will also likely be subject to the regulations and restrictions regarding trading in “penny stocks,” which are those securities trading for less than $5.00 per share, and that are not otherwise exempted from the definition of a penny stock under other exemptions provided for in the applicable regulations. These penny stock requirements and regulations could severely limit the liquidity of our ADSs in the secondary market because fewer brokers or dealers would be likely to be willing to undertake related compliance activities to trade in our ADSs. If our ADSs are not listed on a national securities exchange, the rules and restrictions regarding penny stock transactions may limit an investor’s ability to sell to a third-party and our trading activity in the secondary market may be reduced. Delisting from The Nasdaq Capital Market would also likely limit the range and attractiveness of strategic alternatives that we are able to consider, adversely affect our ability to raise additional capital through the public or private sale of equity securities, significantly affect the ability of investors to trade our securities, and/or negatively affect the value and liquidity of our ADSs.

We will continue to incur increased costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company whose ADSs commenced trading in the United States in September 2017, we incur, and particularly now that we no longer qualify as an “emerging growth company”, or EGC, we will continue to incur, significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Capital Market, and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn makes it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

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

As of December 31, 2025, our senior management, board of directors and greater than 5% shareholders and their respective affiliates, in the aggregate, beneficially owned or controlled approximately 14.9% of our ordinary shares (including ordinary shares in the form of ADSs), after giving effect to the exercise of all outstanding vested options to purchase our ordinary shares held by our executive officers and directors. These shareholders, either alone or voting together as a group, may be in a position to determine or significantly influence the outcome of decisions taken at any general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of board members, certain decisions relating to our capital structure and the approval of certain significant corporate transactions. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ADSs.

SEC rules and regulations could limit the amount of funds we can raise during any 12-month period pursuant to our shelf registration statement on Form F-3 because we are subject to the Baby Shelf Limitation.

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

Future sales of a substantial number of our ADSs or ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ADSs. Sales of a substantial number of our ADSs in the public markets, including during future offerings, or the perception that such sales could occur, could depress the market price of our ADSs and impair our ability to raise capital through the sale of additional equity securities. If any of our large shareholders or members of our management team sell substantial amounts of our securities in the public market, or the market perceives that such sales may occur, the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected. We have also entered into a registration rights agreement pursuant to which we have agreed under specified circumstances to file a registration statement to register the resale of the ordinary shares (which may be converted to ADSs) held by some of our existing shareholders, as well as to cooperate in specified public offerings of such shares.

The exercise of our outstanding options will dilute shareholders and ADS holders and could decrease our ADS price.

The exercise of our outstanding options may adversely affect our ADS price due to sales of a large number of ADSs or the perception that such sales could occur. These factors also could make it more difficult to raise funds through future offerings of our securities, and could adversely impact the terms under which we could obtain additional equity capital. Exercise of outstanding options or any future issuance of additional ADSs or other securities, including, but not limited to preferred shares, options, warrants, restricted share units or other derivative securities convertible into our ADSs, may result in significant dilution to our shareholders and ADS holders and may decrease our ADS price.

Future equity or debt offerings may result in an immediate trading halt or delisting of our ADSs from The Nasdaq Capital Market due to public interest concerns.

Under Nasdaq Listing Rule 5101, Nasdaq has broad discretionary authority to terminate the listing of securities, subject to a timely-requested hearing, if it determines that continued listing is not in the public interest, even if the issuer is in compliance with Nasdaq’s enumerated listing criteria. If Nasdaq determines the terms a future offering raise public interest concerns due to the dilutive nature of the transaction, or any other reason, Nasdaq may issue a determination letter to delist our ADSs pursuant to its discretionary authority under Listing Rule 5101. In that event, even if we were to timely request a hearing with respect to Nasdaq’s determination to delist our ADSs, Nasdaq may still impose an immediate halt on the trading of our ADSs pursuant to Nasdaq Listing Rule 4120(a)(5) pending the outcome of such hearing. If trading in our ADSs were to be halted or if The Nasdaq Stock Market were to determine to delist our ADSs, investors could lose all or part of their investment and our ability to raise additional capital through the public or private sale of equity securities would be adversely affected.

Because we do not anticipate paying any cash dividends on our ADSs or ordinary shares in the foreseeable future, capital appreciation, if any, will be the sole source of potential gains with respect to such securities.

Under current English law, a company’s accumulated realized profits must exceed its accumulated realized losses on a non-consolidated basis before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. We have not paid dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business, including the operation, development and growth of our business, and do not anticipate paying any cash dividends in the foreseeable future. Furthermore, any future debt agreements may also preclude us from paying or place restrictions on our ability to pay dividends. As a result, capital appreciation, if any, on our ADSs or ordinary shares will be the sole source of potential gains with respect to such securities for the foreseeable future.

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

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the Companies Act 2006, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Issued Share Capital—Differences in Corporate Law” in Item 10.B of this Annual Report for a description of the principal differences between the provisions of the Companies Act 2006 applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2026 (the end of our next second fiscal quarter), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2027. In order to maintain our current status as a foreign private issuer, either (a) a majority of our voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are no longer an “emerging growth company,” and are subject to additional reporting requirements.

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

Generally, if for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets, and the characterization of our income, including whether certain research and development tax credits received from the government of the United Kingdom will constitute gross income, and if they do, whether they will constitute passive income for purposes of the PFIC income test) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In addition, for purpose of the PFIC asset test, the value of our assets will depend in part on the market price of our ordinary shares, which may fluctuate significantly. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025. There can be no assurance regarding our PFIC status for the current taxable year or any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Accordingly, U.S. investors should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

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

B. Business

Overview

We are a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines,while also enabling the therapeutic development of nucleosides that have historically failed due to resistance mechanisms and metabolic limitations. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new anti-cancer medicines, ProTides, designed to overcome the key limitationsof nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. Our pipeline includes NUC-7738 and NUC-3373.

NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells, and targets multiple aspects of the tumor microenvironment (TME). NUC-7738 is being evaluated in a Phase 1/2 clinical trial (NuTide:701). The Phase 1 part evaluated NUC-7738 as a monotherapy in patients with advanced solid tumors. The Phase 2 part is evaluating NUC-7738 in combination with pembrolizumab in patients with PD-1 inhibitor-resistant melanoma. This Phase 2 part consists of an initial dose-confirmation stage followed by an ongoing expansion stage and we expect to report data from this expansion study in 2026. We also anticipate seeking regulatory guidance from the U.S. Food and Drug Administration (FDA) in 2026 regarding the potential registrational pathway for NUC-7738 in melanoma.

NUC-3373 is a targeted Thymidylate Synthase (TS) inhibitor designed to overcome key pharmacologic limitations associated with other TS inhibitors. NUC-3373 is a novel chemical entity derived from the TS inhibitor and nucleoside analog 5-fluorouracil (5-FU), which remains one of the most widely used chemotherapeutic agents worldwide and is included on the World Health Organization’s List of Essential Medicines. NUC-3373 has been designed to enhance TS inhibition, improve tolerability, and reduce certain administration burdens associated with other TS inhibitors including 5-FU. NUC-3373 has been evaluated in a Phase 1 clinical trial for patients with advanced solid tumors; a Phase 1b/2 clinical trial, in combination with other agents, for patients with metastatic colorectal cancer; a randomized Phase 2 clinical trial of NUC-3373, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer; and a Phase 1b/2 modular clinical trial of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and NUC-3373 in combination with docetaxel in patients with lung cancer. We are currently evaluating optimal combinations and indications for potential further clinical trials of NUC-3373.

The treatment of cancer can be divided into three principal modalities: surgery, radiotherapy and therapeutics. Therapeutics include chemotherapy, immunotherapy, cell-based therapies and targeted and hormonal agents. The backbone of treatment for patients with cancer consists of chemotherapeutics, which are expected to achieve global revenues of approximately $106 billion by 2030. Despite significant progress having been made in the development of new therapeutics, most patients continue to receive chemotherapy either in combination with other treatments or as single agents at some point in their treatment pathway. Thus, we believe that more effective and safer chemotherapeutic agents will have an important role to play in the treatment of patients with cancer for the foreseeable future. We are transforming an important class of chemotherapeutic agents, nucleoside analogs, by applying a well-validated medicinal chemistry approach to overcome their limitations.

Through harnessing the power of phosphoramidate chemistry, we convert nucleoside analogs into activated nucleotide analogs with the addition of a phosphate group, which is protected by specific combinations of aryl, ester and amino acid groupings. By adding and protecting this phosphate group, we design our ProTides to avoid or overcome the limitations associated with breakdown, uptake, activation and administration of nucleoside analogs. In the antiviral field, this phosphoramidate chemistry approach has resulted in the most successful drug launches in the history of medicine, Gilead’s sofosbuvir, or Sovaldi® which is also a key component of Harvoni®, Vosevi® and Epclusa®; and tenofovir alafenamide fumarate (TAF), which is a key component of Biktarvy®, Genvoya®, Descovy®, Symtuza®, Vemlidy®, and Odefsey®. In addition, phosphoramidate chemistry is used in Gilead’s remdesivir, or Veklury®, for the treatment of patients with COVID-19.

NUC-7738 is a phosphoramidate prodrug of 3’-deoxyadenosine (3’-dA), designed to generate higher intracellular concentrations of the active anti-cancer metabolite 3’-deoxyadenosine triphosphate (3’-dATP) compared with administration of 3’-dA. In preclinical studies, NUC-7738 increased intracellular 3’-dATP levels in human cancer cell lines, consistent with its design to address known limitations associated with the metabolism and activation of 3’-dA.

The principal mechanism of action of NUC-7738 is disruption of RNA polyadenylation, resulting in broad changes in gene expression affecting multiple cellular pathways relevant to tumor biology. These effects have been observed across a range of cancer cell lines and translational models, including patient-derived organoids (PDOs) and PDO-tumor-infiltrating lymphocyte (TIL) co-culture systems. Affected pathways include those associated with antigen presentation and T-cell activation, PD-L1 processing, cancer cell metabolism, and ribosomal biogenesis. Comparable changes were not observed in resting peripheral blood mononuclear cells, suggesting a selective effect in malignant cells. Based on these observations, we believe NUC-7738 has potential as a rational combination partner, given its ability to modulate both tumor-intrinsic pathways and pathways within the tumor microenvironment. While current clinical evaluation is focused on combination with immune checkpoint inhibitors, the observed multi-pathway effects provide a rationale for assessment in additional therapeutic combination strategies.

NUC-7738 is in the Phase 2 part of a Phase 1/2 clinical trial (NuTide:701) which evaluated NUC-7738 as a monotherapy in patients with advanced solid tumors and is currently evaluating NUC-7738 in combination with pembrolizumab in patients with melanoma. In September 2021, we presented interim data from the first 29 patients treated in this trial at the European Society of Medical Oncology (ESMO) Congress. These interim data indicated a favorable pharmacokinetic and safety profile for NUC-7738. Additionally, three case studies highlighted patients with encouraging tumor reductions who remained on NUC-7738 treatment for extended periods of time. In September 2022, we presented data from the Phase 1 dose-finding part of the NuTide:701 trial in 38 patients at ESMO. NUC-7738 had a favorable safety profile with low rates of treatment-related AEs (TRAEs), very few Grade 3 TRAEs, and no patients experiencing Grade 4 or 5 TRAEs. The maximum tolerated dose was established at 1350 mg/m2. Encouraging signals of anti-tumor activity across a range of tumor types were observed with numerous patients staying on treatment for extended periods, including one patient with metastatic melanoma who became eligible for complete surgical resection following eleven months of treatment with NUC-7738. In April 2023, we presented data at the American Association of Cancer Research (AACR) Annual Meeting indicating that NUC-7738 reduces soluble PD-L1 and exosomal PD-L1 in melanoma cell lines and in patients. Soluble and exosomal expression of PD-L1 have been implicated in resistance to PD-L1 and PD-1 inhibitors and these data indicate that NUC-7738 has the potential to act as an immune sensitizer and as an effective combination partner for PD-L1 pathway inhibitors.

In October 2023, we presented interim data from the Phase 2 part of the NuTide:701 trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023. NUC-7738 was well tolerated both as a monotherapy and in combination with pembrolizumab. Encouraging signs of efficacy, including tumor volume reductions and prolonged time on treatment, were observed in both the monotherapy and combination cohorts. In the combination cohort of melanoma patients, who had all been previously treated with PD-1 inhibitor-based therapy, numerous patients achieved tumor volume reductions and prolonged time on treatment. One patient who was refractory to the anti-PD-1 plus anti-CTLA-4 therapy combination of nivolumab plus ipilimumab achieved a 50% reduction in tumor volume on NUC-7738 plus pembrolizumab. Seven of the eleven patients recruited remained on treatment at the time of the data cut-off for the presentation. Patient tumor biopsy data showed that, following treatment with NUC-7738 plus pembrolizumab, expression of PD-1 was reduced and CD8+ T-cells increased, indicating that NUC-7738 may have the ability to potentiate immunotherapy. This finding provides a rationale as to why NUC-7738 in combination with PD-1 inhibitor-based therapy, such as pembrolizumab, may be effective in patients who have progressed on prior immunotherapy. In April 2024, we presented data from the NuTide:701 trial at the AACR Annual Meeting. First, NUC-7738 was found to increase polyunsaturated fatty acids within the TME, which is indicative of a shift to a less aggressive cancer type, and to decrease monounsaturated fatty acids which are associated with malignant behavior and chemotherapy resistance. In addition, NUC-7738 was shown to reduce lipids associated with protection against cancer cell death and to increase lipids associated with cancer cell death. Multi-modal imaging indicated that this lipid reprogramming is a result of the alteration in enzymes associated with lipid metabolism. Second, data from cancer cell lines, confirmed using paired biopsies from patients treated with NUC-7738, demonstrated that NUC-7738 caused PolyA tail shortening and significantly modulated the stability of RNAs that are important for translational control of protein synthesis. Furthermore, data also highlighted NUC-7738’s potential to influence the regulation of genes critical for cancer cell growth and survival. Additionally, in September 2024, we presented promising data from the Phase 2 part of the NuTide:701 trial at ESMO on NUC-7738 in combination with pembrolizumab for patients with metastatic melanoma who were refractory to or had relapsed on prior PD-1 inhibitor-based therapy. The data showed that 9 of the 12 patients achieved disease control when treated with NUC-7738 in combination with pembrolizumab. One of these patients, who had received two prior lines of PD-1 inhibitor-based therapy and had progressed on their latest treatment of ipilimumab plus nivolumab within two months, achieved a confirmed Partial Response with a 55% reduction in tumor volume. Another patient, who had progressed on three prior lines of PD-1 inhibitor-based therapy, achieved a Partial Response (unconfirmed) with a 32% reduction in tumor volume. These results showed encouraging median progression-free survival (PFS) of over five months for patients receiving NUC-7738 plus pembrolizumab, which is highly atypical in this patient population.

In June 2025, we initiated an expansion of the Phase 2 part of the NuTide:701 trial evaluating NUC-7738 in combination with pembrolizumab in patients with metastatic melanoma and expect to report final data from this expansion study in 2026. In October 2025, we presented data at ESMO describing a novel model system evaluating the synergistic effects of NUC-7738 and PD-1 inhibition in primary organoids derived from patients with renal cell carcinoma (RCC). Using PDOs from 10 patients with RCC and autologous TILs, co-culture experiments demonstrated enhanced tumor cell killing with the combination of NUC-7738 and PD-1 inhibitors compared to PD-1 inhibition alone. These findings support the potential of NUC-7738 in combination with PD-1 inhibitors, including in tumor types that have progressed following prior anti-PD-1 therapy, through modulation of tumor-intrinsic and tumor microenvironment pathways associated with disruption of RNA polyadenylation and downstream changes in gene expression. The data presented at ESMO are consistent with the proposed mechanism of action of NUC-7738 and with observations from the ongoing Phase 2 NuTide:701 clinical trial. In December 2025, we presented further data from the Phase 2 part of the NuTide:701 trial at the ESMO Immuno-Oncology Congress, including one patient whose disease converted to a complete metabolic response with no detectable active disease. The presentation also included preliminary results from 9 patients enrolled in the Phase 2 expansion cohort of the NuTide:701 trial, with evidence of clinical activity and the combination continuing to be well-tolerated. We anticipate seeking regulatory guidance from the FDA in 2026 regarding the potential registrational pathway for NUC-7738 in melanoma.

In preclinical studies, NUC-3373 was shown to be a targeted thymidylate synthase (TS) inhibitor and overcame the key limitations associated with 5-FU, generating significantly higher intracellular levels of the active anti-cancer metabolite than 5-FU while not generating toxic metabolites commonly associated with 5-FU’s side effects. NUC-3373 has been evaluated in a Phase 1 clinical trial, known as the NuTide:301 trial, in 59 patients with advanced solid tumors. The maximum tolerated dose and schedule for NUC-3373 monotherapy was established as 2500 mg/m2 weekly. NUC-3373 generated high levels of the active anti-cancer metabolite inside the patients’ cells and demonstrated a favorable pharmacokinetic and safety profile. Evidence of durable anti-cancer activity was observed, with at least 10 patients remaining on treatment for more than four months and three of these patients achieving prolonged stable disease with PFS lasting more than nine months. The results of this trial suggest that NUC-3373 has the potential to overcome the limitations associated with 5-FU and may be capable of achieving anti-cancer activity even in patients who have progressed on prior treatment with a fluoropyrimidine.

NUC-3373 was evaluated in a Phase 1b/2 trial, known as the NuTide:302 trial, in 107 patients with metastatic colorectal cancer in which NUC-3373 was combined with agents typically used with 5-FU, including leucovorin, irinotecan, oxaliplatin and bevacizumab. In October 2019, we presented interim data from this trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. These interim data supported the previously reported favorable pharmacokinetic profile of NUC-3373. In April 2021, we presented further interim data from this trial at the virtual AACR Annual Meeting. These interim data highlighted 38 patients who received NUC-3373 either as monotherapy or in combination with leucovorin. Eleven patient case studies showed NUC-3373’s ability to stabilize disease in a heavily pre-treated population of patients with advanced colorectal cancer and achieve prolonged durations of PFS. Several patients achieved periods of PFS that were longer than those achieved on previous regimens and tumor size reductions were observed, including in a patient known to be refractory to all prior fluoropyrimidine-containing regimens. NUC-3373 was also shown to have a favorable safety profile with no hand-foot syndrome observed, which is associated with the toxic metabolite, FBAL, and no neutropenia or Grade 3 or 4 mucositis or diarrhea adverse events, which are associated with the toxic metabolite, FUTP. In September 2022, we presented data from this trial at ESMO. These data demonstrated promising anti-tumor activity and a favorable safety and pharmacokinetic profile in combination with leucovorin and either irinotecan (NUFIRI) or oxaliplatin (NUFOX) in heavily pre-treated patients with metastatic colorectal cancer. In October 2023, we presented data from this clinical trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023. In this trial, NUC-3373 demonstrated a favorable safety profile when combined with NUFIRI and bevacizumab (NUFIRI + bev) and with NUFOX and bevacizumab (NUFOX + bev). Additionally, both regimens demonstrated encouraging signs of efficacy, including tumor volume reductions in patients who were refractory to or had progressed on prior fluoropyrimidine treatment. Several patients achieved a longer PFS, on NUFIRI + bev and NUFOX + bev as compared to the PFS achieved in their first-line treatment with 5-FU-based therapy.

A randomized Phase 2 trial, known as the NuTide:323 trial, comparing NUC-3373 in combination with NUFIRI + bev, with 5-FU in combination with irinotecan, leucovorin, and bevacizumab (FOLFIRI + bev), for the second-line treatment of patients with advanced colorectal cancer was initiated in 2022. In October 2023, we presented data from the NuTide:323 trial at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics 2023. The trial recruited well, and no new safety signals were observed from the aggregated safety data from the first 40 patients enrolled. In August 2024, we announced the discontinuation of the NuTide:323 trial following a pre-planned initial analysis and recommendation from the NuTide:323 study Steering Committee. While there were prognostic imbalances favoring the control arm, the Steering Committee believed that NUFIRI + bev was unlikely to achieve the study’s primary objective of superior PFS compared to the control arm of FOLFIRI + bev in the final analysis. In all three arms, the treatment regimens were observed to have a favorable safety profile and to be generally well-tolerated, with only 12 of the 175 patients, four patients in each arm, discontinuing treatment due to adverse events.

In order to evaluate the therapeutic potential of NUC-3373 across other cancer indications and the significant global commercial opportunity for a targeted TS inhibitor, we initated a Phase 1b/2 modular trial, known as the NuTide:303 trial. The NuTide:303 trial evaluated NUC-3373 in combination with the PD-1 inhibitor pembrolizumab in patients with advanced solid tumors (Module 1) and in combination with docetaxel for patients with lung cancer (Module 2). In November 2024, we published data from the NuTide:303 trial in medRxiv, an online preprint server for health sciences research. Module 1 included 12 patients who had exhausted all other treatment options, with the majority of patients having received prior PD-1 inhibitor-based therapy. Significant tumor volume reductions and prolonged PFS were observed, including a patient with urothelial bladder cancer who achieved 100% reduction in their target lesions and a patient with cutaneous melanoma who achieved an 81% reduction in tumor volume. These signals of anti-cancer activity indicate that NUC-3373, in addition to being a targeted TS inhibitor, may promote an anti-tumor immune response and potentiate the activity of immune checkpoint inhibitors. We are currently evaluating optimal combinations and indications for potential further clinical trials of NUC-3373.

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

We have licensed what we believe to be the foundational patent estate for the application of phosphoramidate chemistry in oncology. We own granted patents in key markets, including the United States, Europe, China and Japan, protecting the composition of matter of NUC-7738 and NUC-3373 and other of our product candidates. Professor McGuigan’s work preceded and helped lead to the development of several FDA-approved anti-viral drugs containing ProTides, including: sofosbuvir, or Sovaldi®, which is also a key component of Harvoni®, Vosevi® and Epclusa®; and tenofovir alafenamide fumarate (TAF), which is a key component of Biktarvy®, Genvoya®, Descovy®, Symtuza®, Vemlidy®, and Odefsey®; and remdesivir, or Veklury®.

We are led by Hugh Griffith, our founder and Chief Executive Officer, who brings over 30 years of experience in the biopharmaceutical industry, including at Abbott Laboratories (now AbbVie Inc.) and Parke-Davis Warner Lambert (now Pfizer Inc.). Before founding NuCana, he was Chief Operating Officer at Bioenvision, Inc. from start-up through its acquisition by Genzyme Corporation. While at Bioenvision, he was instrumental in developing and commercializing clofarabine, a nucleoside analog for the treatment of pediatric acute leukemia.

Our Strategy

Our goal is to improve the survival outcomes and the safety profile of treatment for patients with cancer across a wide range of indications. Our strategy includes the following key components:

•
Rapidly develop NUC-7738 as a treatment for patients with cancer.

In June 2025, we initiated an expansion of the Phase 2 part of the NuTide:701 trial of NUC-7738 in combination with pembrolizumab in patients with metastatic melanoma and we expect to announce data from this NuTide:701 expansion study in 2026. We also anticipate obtaining regulatory guidance from the FDA on our registrational strategy for NUC-7738 in melanoma in 2026.

In December 2025, we presented data from the NuTide:701 trial at the annual ESMO Immuno-Oncology Congress on NUC-7738 in combination with pembrolizumab for patients with metastatic melanoma who were refractory to or had relapsed on prior PD-1 inhibitor-based therapy. The data from the Phase 2 initial dose-confirmation stage of the NuTide:701 trial showed that 9 of the 12 patients achieved disease control when treated with NUC-7738 in combination with pembrolizumab. Two patients achieved Partial Responses, one confirmed with a 55% reduction in tumor volume and one unconfirmed with a 32% reduction in tumor volume. Seven patients achieved stable disease including one ongoing stable disease converting to a complete metabolic response with no detectable active disease. These results showed encouraging median PFS of over five months.

•
Identify optimal combinations and indications for development of NUC-3373.

In October 2025, we published data in medRxiv from the Phase 1b/2 modular NuTide:303 clinical trial of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. Significant tumor volume reductions and prolonged PFS were observed, including a patient with urothelial bladder cancer who achieved 100% reduction in their target lesions and remained on treatment for over 15 months; and a patient with metastatic melanoma that was resistant to prior pembrolizumab therapy who achieved an 81% reduction in tumor volume and remained progression-free at 23 months. These signals of anti-cancer activity indicate that NUC-3373, in addition to being a targeted TS inhibitor, may promote an anti-tumor immune response and potentiate the activity of immune checkpoint inhibitors.

We are currently evaluating optimal combinations and indications for potential further clinical trials of NUC-3373 and expect to announce our development plan in 2026.

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

Cancer and the Need for Improved Treatment Options

Cancer is the second leading cause of death in the United States, with over 2 million new cases and approximately 626,000 deaths expected in 2026, excluding non-melanoma skin cancers, according to the American Cancer Society.

The treatment of cancer can be divided into three principal modalities: surgery, radiotherapy and therapeutics. Therapeutics include chemotherapy, immunotherapy, cell-based therapies and targeted and hormonal agents.

Chemotherapy continues to play a central role in the treatment of solid and hematologic malignancies and remains a component of many standard-of-care regimens, with the global chemotherapy market projected to reach approximately $106 billion by 2030. The number of new patients requiring chemotherapy each year is also predicted to increase, with projections estimated to rise from 9.8 million in 2018 to 15 million in 2040. Chemotherapeutics exert their effects by killing cancer cells or preventing them from replicating and are often used in combination with other therapies. Within the larger universe of chemotherapy, nucleoside analogs, such as 5-FU, play a significant role. Nucleoside analogs have been in clinical use for over 50 years and have become cornerstones of treatment for patients with cancer. The FDA has approved 16 nucleoside analogs for the treatment of cancer and many of these have become the standard of care globally for patients. FDA-approved anti-cancer nucleoside analogs are: 5-FU; capecitabine; gemcitabine; floxuridine; clofarabine; fludarabine; cytarabine; azacytidine; decitabine; nelarabine; cladribine; pentostatin; 6-mercaptopurine; tipiracil; 6-thioguanine; and trifluorothymidine. The World Health Organization has classified seven of these nucleoside analogs, including 5-FU, as Essential Medicines, which they define as medicines that satisfy the priority healthcare needs of the population and should be available at all times.

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

Nucleoside analogs block the replication of cancer cells by providing faulty DNA and RNA building blocks during the cell replication process or by blocking enzymes necessary for the production of these DNA and RNA building blocks. These processes lead to disruption of DNA and RNA replication resulting in cancer cell death, often through induction of apoptosis. However, there are several major shortcomings that limit the efficacy of existing nucleoside analogs including:

•
Breakdown and Toxic Byproducts. Multiple enzymatic processes can break down nucleoside analogs, resulting in their degradation prior to phosphorylation. For example, 3’-dA, the parent nucleoside analog of NUC-7738 is rapidly broken down by the enzyme adenosine deaminase (ADA), preventing the generation of the active anti-cancer metabolite, 3’-dATP. Breakdown can also result in the generation of catabolites that can lead to off-target toxicity. For example, the breakdown of 5-FU is known to result in the generation of a toxic byproduct called FBAL, which has been associated with off-target toxicity including “hand-foot syndrome”, a debilitating side effect that commonly causes dose reductions or discontinuation of therapy. Breakdown can take place either inside or outside the cancer cell.
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
•
Poor pharmacokinetic properties. Due to rapid breakdown and poor pharmacokinetic (PK) properties, nucleoside analogs can require challenging administration schedules, which are burdensome and inconvenient for both patients and healthcare providers. For example, the plasma half-life of 5-FU is very short at 8 to 14 minutes, resulting in the need for prolonged infusion times over 46 hours to enable uptake and activation of 5-FU to generate the main anti-cancer metabolite in the cancer cell.

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

NUC-7738: A Transformation of 3’-dA

NUC-7738 is a ProTide transformation of 3’-dA, also known as cordycepin, a nucleoside analog that was originally isolated from the fungus Cordyceps sinensis in 1950. Since that time, 3’-dA showed potent anti-cancer activity in preclinical studies, but has not been successfully developed or approved as a treatment for patients with cancer due to rapid breakdown by the enzyme ADA. The cytotoxic effect of 3’-dA is largely attributed to the generation of the active anti-cancer metabolite, 3’-dATP, which disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells, and targets multiple aspects of the TME. Similar to our other ProTides, NUC-7738 is designed to generate the active anti-cancer metabolite of 3’-dA directly inside cells, bypassing the key limitations associated with breakdown, transportation and activation.

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

3. Requires activation within the cancer cell. 3’-dA must be converted to its active form once inside the cancer cell. The rate-limiting step of activation requires the addition of the first phosphate group, in this case by an enzyme called adenosine kinase (AK). This phosphorylated form of 3’-dA, 3’-dA monophosphate (3’-dAMP) is subsequently converted into 3’-dA diphosphate, which is then converted to 3’-dATP.

4. Poor PK properties. 3’-dA has a short half-life both in plasma and intracellularly, due to rapid deamination by the enzyme ADA. These poor PK properties lead to dosing administration challenges and have also prevented the clinical development of 3’-dA as a cancer therapy.

Our Solution: NUC-7738

NUC-7738 is a phosphoramidate prodrug of 3’-dA, also known as cordycepin, developed to generate higher intracellular concentrations of the active metabolite 3’-dATP compared with administration of 3’-dA. Importantly, NUC-7738 is not a substrate for ADA and is therefore not broken down by this enzyme. This results in greater stability and increased generation of the active anti-cancer metabolite 3’-dATP following administration. NUC-7738 is highly lipophilic and is able to enter cells independently of nucleoside transporters, including hENT1. Once inside the cancer cell, NUC-7738 is presented in the phosphorylated form, 3’-dAMP, thus bypassing the first rate-limiting phosphorylation step by AK required to generate the active anti-cancer metabolite 3’-dATP. These attributes result in significantly higher levels of the active anti-cancer metabolite 3’-dATP inside cancer cells compared to 3’-dA. In preclinical studies, NUC-7738 has been shown to increase intracellular 3’-dATP levels in human cancer cell lines, supporting its intended design to overcome known limitations of 3’-dA metabolism and activation.

NUC-7738’s principal mechanism of action is the disruption of RNA polyadenylation, resulting in broad changes in gene expression that affect multiple cellular pathways relevant to tumor biology. These effects have been observed across a range of cancer cell lines as well as translational models including PDOs and PDO–TIL co-culture systems. The affected pathways include those associated with antigen presentation and T-cell activation, PD-L1 processing, cancer cell metabolism, and ribosomal biogenesis. In contrast, similar changes were not observed in resting peripheral blood mononuclear cells, suggesting a selective effect in malignant cells. Primarily, 3’-dATP disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the TME, as summarized below.

NUC-7738
(3'-dA ProTide)
Disrupts
RNA Polyadenylation
AAA
Profoundly impacts
gene expression in
cancer cells
Tumor
Microenvironment
Tumor
Extracellular vesicle
Myeloid cell
NK-cell
B-cell
T-cell
Macrophage
Fibroblast
Dendritic cell
Metabolism
Reduces
Energy Generation
Alters
Lipidome
Protein Synthesis
Impairs
Ribosome Biogenesis
Immunomodulation
Increases
Antigen Presentation
&
Increases
T-cell Activation

Collectively, these properties support the clinical development of NUC-7738 as a rational combination partner capable of modulating both tumor-intrinsic and tumor microenvironment pathways. While current evidence is strongest for combinations with immune checkpoint inhibitors, the broad multi-pathway impact of NUC-7738 supports evaluation across multiple therapeutic combination strategies.

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

NUC-7738 affects multiple cellular pathways. A series of in vitro experiments have shown that the disruption of RNA polyadenylation by NUC-7738 affects many cellular pathways, including those associated with antigen presentation and T-cell activation, PD-L1 processing, lipid metabolism, cancer cell metabolism, and ribosomal biogenesis. These changes are induced in many different cancer cell lines where polyadenylation of RNA is frequently abnormal.

NUC-7738 Development Strategy and Ongoing Clinical Trials

We are developing NUC-7738 for patients with either solid or hematological malignancies based on the broad activity seen in preclinical studies.

NUC-7738: Ongoing Phase 1/2 clinical trial (NuTide:701)

NUC-7738 is being evaluated in a Phase 1/2 clinical trial (NuTide:701). The Phase 1 part evaluated NUC-7738 as a monotherapy in patients with advanced solid tumors. The Phase 2 part is evaluating NUC-7738 in combination with pembrolizumab in patients with PD-1 inhibitor-resistant melanoma. This Phase 2 part consists of an initial dose-confirmation stage followed by an ongoing expansion stage, as illustrated below. The objective of the Phase 1 part of the trial was to establish the recommended dose and schedule for NUC-7738. The objective of the Phase 2 part of the trial is to evaluate efficacy and further characterize the safety profile of NUC-7738 at the recommended Phase 2 dose in combination with the PD-1 inhibitor, pembrolizumab.

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

## Metastatic Melanoma

62 years

**2 prior lines**

1) nivolumab + ipilimumab: discontinued within **1 month**
2) CK7 inhibitor: progressed at **1 month**

**NUC-7738** starting dose 14 mg/m$^2$

**Stable Disease: 12 months**

**14% reduction in tumor volume**

**Treatment duration: 18 months**

- 8 dose escalations

## Metastatic Melanoma

65 years

**1 prior line**

1) nivolumab + ipilimumab: discontinued within **1 month**

**NUC-7738** starting dose 400 mg/m$^2$

**Stable Disease: 9 months**

**NUC-7738 treatment enabled complete resection**
patient had diffuse disease that was inoperable

**Treatment duration: 11 months**

- 1 dose escalation

## Metastatic Clival Chordoma

72 years

**1 prior line**

1) imatinib: progressed at **19 months**

**NUC-7738** dose 1,350 mg/m$^2$

**Stable disease: 6 months**

**45% reduction in mandibular lesion**

**Complete disappearance of lip lesion**

Bleeding from nasal lesion resolved

## Metastatic Lung Adenocarcinoma

65 years

**2 prior lines**

1) carboplatin + pemetrexed: progressed at **6 months**
2) docetaxel: progressed at **4 months**

**NUC-7738** starting dose 42 mg/m$^2$

**46% reduction in lung lesion 1**

**Change in character in lung lesion 2** small dense core surrounded by a larger diffuse "ground-glass" periphery

**Treatment duration: 6 months**

- 4 dose escalations

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

NUC-7738 plus pembrolizumab achieves durable PFS in patients resistant to PD-1 inhibitors.

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

# Case Study 1

## Partial Response in patient with resistance to PD-1 inhibition

63 years ▪ 2 target lesions (skin) ▪ BRAF wt

**Received 2 prior PD-1 inhibitor containing regimens**

nivolumab ± relatlimab
adjuvant
ipilimumab + nivolumab
metastatic
NUC-7738 + pembrolizumab
metastatic
0
1
2
3
4
5
Physician Reported Time on Treatment (months)

### NUC-7738 + pembrolizumab

Partial Response (confirmed): 55% reduction in sum of target lesions

- 42% reduction in target lesion 1
- 70% reduction in target lesion 2 (see scans)

### Time to progression 9 months

- 5 months treatment, discontinued due to unrelated SAE
- No further therapy, PR sustained for additional 4 months

**Baseline:** 1.0 cm

**Week 17:** 0.3 cm

# Case Study 2

## Evidence of anti-cancer immune response in TME

67 years ▪ 2 target lesions (lymph node) ▪ BRAF wt

**Received 3 prior PD-1 inhibitor containing regimens**

pembrolizumab
adjuvant
ipilimumab + nivolumab
locally advanced
investigational agent + pembrolizumab
metastatic
NUC-7738 + pembrolizumab
metastatic
0
2
4
6
8
10
Physician Reported Time on Treatment (months)

### NUC-7738 + pembrolizumab

Partial Response (unconfirmed): 32% reduction in sum of target lesions

- 22% reduction in target lesion 1
- 45% reduction in target lesion 2 (see scans)

### Time to progression 8 months

- Remains on treatment at 10 months due to clinical benefit (mixed response to oligometastatic disease; palliative radiotherapy to progressive lesions)

**Baseline:** 5.53 cm

**Week 24:** 3.04 cm

### T-cell activation post-treatment

Increased expression of ICOS (red) post-treatment indicates T-cell activation

DAPI
ICOS
Pre-treatment
Post-treatment (C2D15)
Merge
Nuclei
T-cell activation

In June 2025, we initiated an expansion of the Phase 2 part of the NuTide:701 trial evaluating NUC-7738 in combination with pembrolizumab in patients with metastatic melanoma and expect to report final data from this expansion study in 2026. We also anticipate seeking regulatory guidance from the FDA in 2026 regarding the potential registrational pathway for NUC-7738 in melanoma.

In October 2025, we presented data at ESMO describing a novel model system evaluating the synergistic effects of NUC-7738 and PD-1 inhibition in primary organoids derived from patients with RCC. Using PDOs from 10 patients with RCC and autologous TILs, co-culture experiments demonstrated enhanced tumor cell killing with the combination of NUC-7738 and PD-1 inhibitors compared to PD-1 inhibition alone. These findings support the potential of NUC-7738 in combination with PD-1 inhibitors, including in tumor types that have progressed following prior anti-PD-1 therapy, through modulation of tumor-intrinsic and tumor microenvironment pathways associated with disruption of RNA polyadenylation and downstream changes in gene expression. The data presented at ESMO are consistent with the proposed mechanism of action of NUC-7738 and with observations from the ongoing Phase 2 NuTide:701 clinical trial.

In December 2025, we presented further data from the Phase 2 part of the NuTide:701 trial at the ESMO Immuno-Oncology Congress, including one patient whose disease converted to a complete metabolic response with no detectable active disease. The presentation also included preliminary results from 9 patients enrolled in the Phase 2 expansion cohort of the NuTide:701 trial, with evidence of clinical activity and the combination continuing to be well-tolerated. We anticipate seeking regulatory guidance from the FDA in 2026 regarding the potential registrational pathway for NUC-7738 in melanoma.

NUC-3373: A Targeted Thymidylate Synthase Inhibitor

NUC-3373 is a targeted TS inhibitor designed to overcome key pharmacologic limitations associated with other TS inhibitors. NUC-3373 is a new chemical entity derived from the TS inhibitor and nucleoside analog 5-FU which remains one of the most widely used chemotherapeutic agents worldwide and is included on the World Health Organization’s List of Essential Medicines. NUC-3373 has been designed to enhance TS inhibition, improve tolerability, and reduce certain administration burdens associated with 5-FU and other TS inhibitors. We are currently evaluating optimal combinations and indications for potential further clinical trials of NUC-3373 and expect to announce our development plan in 2026.

The Importance of Thymidylate Synthase in Cancer

TS is an enzyme crucial for the de novo synthesis of deoxythymidine monophosphate (dTMP) and thymidine, a nucleotide essential for DNA synthesis and repair. TS catalyzes the reductive methylation of deoxyuridine monophosphate (dUMP), to dTMP, using 5,10-methylene tetrahydrofolate (MTHF), as a cofactor. This reaction provides the only direct source of thymidine in cells and is therefore crucial for DNA replication and cellular proliferation.

In rapidly dividing cancer cells, the demand for DNA synthesis increases substantially, necessitating elevated TS activity. Consequently, TS is often upregulated in cancer cells, making it a critical target for anti-cancer agents. Inhibiting TS can lead to thymidine depletion, DNA damage, disruption of DNA synthesis, and ultimately apoptosis or cell death. This approach is particularly effective in cancer cells due to their higher proliferation rates compared to normal cells.

Anti-cancer agents targeting TS exploit this dependency by interfering with the enzyme's function through 2 routes:

1. Direct Inhibition: Fluoropyrimidines, such as 5-FU and capecitabine (Xeloda®), form a ternary complex with TS and MTHF, directly inhibiting the enzyme and preventing dTMP synthesis. This halts DNA synthesis, and may lead to cell death in rapidly proliferating cancer cells.

2. Indirect Inhibition: Antifolates, such as methotrexate (Jylamvo®), indirectly inhibit TS by depleting cellular pools of reduced folate cofactors required for TS activity. Other antifolates like pemetrexed (Alimta®) inhibit multiple folate-dependent enzymes, including TS, amplifying the disruption of nucleotide synthesis.

NUC-3373 is a targeted TS inhibitor and is pre-activated, enabling efficient intracellular generation of the active anti-cancer metabolite known as fluorodeoxyuridine monophosphate (FUDR-MP). This anti-cancer metabolite is also generated by drugs, such as 5-FU, capecitabine, and floxuridine, although at much lower levels. NUC-3373 is able to generate high intracellular levels of FUDR-MP and cause greater inhibition of the target enzyme TS because it enters cancer cells independently of membrane transporters, by-passes complex enzymatic conversion, and overcomes potential cancer resistance mechanisms. In addition to TS inhibition, the high levels of FUDR-MP that are generated by NUC-3373 can be misincorporated into the cancer cells DNA causing replicative stress, DNA damage and apoptosis. Furthermore, NUC-3373 causes release of damage associated molecular patterns (DAMPs) from cancer cells, which can potentiate an anti-cancer immune response, as shown below.

Thymidylate Synthase Inhibition
Nucleotide Pool Imbalance
dUMP
dTMP
FUDR-MP
TS
Folate
DNA Damage
Cell Death
NUC-3373
Deprotection
FUDR-MP
FUDR-MP
FUDR-MP
Misincorporation
DAMPs Release
HMGB1
CRT
ATP
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

1. Subject to breakdown. Approximately 85% of 5-FU is degraded by dihydropyrimidine dehydrogenase (DPD), an enzyme largely expressed in the liver. This breakdown destroys most of the pro-drug before it has an opportunity to enter the cancer cell, become activated and exert any therapeutic effect. Furthermore, this breakdown results in the generation of a toxic byproduct, FBAL, which has been associated with off-target toxicity, including “hand-foot syndrome,” which is reported in various sources as affecting 25% to 75% of patients treated with fluoropyrimidines. Hand-foot syndrome is a debilitating side effect characterized by reddening, swelling, numbness and skin sloughing or peeling on the palms of the hands and soles of the feet and commonly leads to dose reductions or discontinuation of therapy for patients receiving 5-FU. In addition, high levels of DPD have also been found to be elevated in tumors that are resistant to 5-FU.

2. Requires active transport. 5-FU relies on specific transporters in order to cross the cellular membrane. If these transporters are not present or are expressed at low levels, 5-FU’s ability to enter the cancer cell will be limited. For example, low expression of the nucleoside transporter, hENT1, has been associated with cancer cell resistance to 5-FU.

3. Inefficient metabolic activation pathways. Once 5-FU enters cells, it must be processed by a series of enzymes to generate the active anti-cancer metabolite, FUDR-MP. FUDR-MP binds to and inhibits TS, leading to increased levels of uridine and decreased levels of thymidine which result in cancer cell death. There are several key enzymes involved in the conversion of 5-FU to FUDR-MP. One of these is orotate phosphoribosyl transferase (OPRT). Another intracellular enzyme, thymidine phosphorylase (TP) can reversibly convert 5-FU to fluorodeoxyuridine (FUDR), an intermediate to the formation of FUDR-MP. In addition, thymidine kinase (TK), is the enzyme that converts FUDR to the active anti-cancer metabolite, FUDR-MP. Low expression of OPRT, TP or TK in human cancer cells is associated with resistance to 5-FU. 5-FU’s metabolic pathway also results in the generation of the metabolite FUTP, which, while this causes cancer cell death, it is also associated with dose limiting toxicities such as neutropenia, mucositis and diarrhea.

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

Unlike 5-FU, NUC-3373 consists of the active anti-cancer metabolite, FUDR-MP, and a protective phosphoramidate moiety. This moiety protects FUDR-MP making it resistant to breakdown by the enzyme DPD, which reduces the generation of toxic byproducts such as FBAL. It also confers a more predictable pharmacokinetic profile including a longer half-life, estimated at between 6 to 14 hours in plasma, and a better distribution into tissues. These properties allow NUC-3373 to be administered through a short infusion of approximately 2 hours. The chemical structure of the ProTide alters the lipophilicity of the molecule, allowing NUC-3373 to enter cancer cells without the need for membrane transporters. Once inside the cancer cell, the phosphoramidate moiety is cleaved off, resulting in deprotection and the release of FUDR-MP. This bypasses the need for any activating enzymes, resulting in significantly higher levels of the active TS inhibitor molecule, which we believe will lead to improved efficacy as a TS inhibitor compared to 5-FU. Furthermore, the metabolic pathways utilized by NUC-3373 avoid the generation of the dose-limiting toxic metabolite FUTP so toxicities such as neutropenia, mucositis and diarrhea should be significantly reduced.

The metabolism of NUC-3373 compared to 5-FU as described above is illustrated in the following graphic.

NUC-3373
5-FU
DPD
Liver
85%
DHFU
FBAL
Off Target Toxicity
15%
Transporter
Cell Membrane
Cell Membrane
Deprotection
FBAL
DHFU
DPD
5-FU
TP
FUDR
Off Target Toxicity
UP
OPRT
TK
FUR
UK
FUMP
FUDP
RR
FUDR-DP
FUDR-MP
dUMP
Thymidylate Synthase
Folate
Nucleotide Pool Imbalance
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

NUC-3373 has multiple potential anti-cancer mechanisms of action. Experiments in human colorectal cancer cell lines have shown that NUC-3373 may kill cancer cells through several different mechanisms. In cells, the enzyme TS is required to convert dUMP to thymidine, which generates dTMP. Thymidine is one of the nucleosies that comprises DNA. The inhibition of TS therefore results in an imbalance in the ratio of the nucleotides dUMP and dTMP, disrupting DNA synthesis and repair, which leads to cancer cell death. Patients with cancer can have different levels of the enzyme TS in their tumor cells, and this is thought to affect how well drugs such as 5-FU work. However, in our experiments we found that the level of TS in different colorectal cancer cells did not predict the ability of NUC-3373 to kill the cancer cells. This suggests that NUC-3373 may have anti-cancer activity against tumors even when their TS levels are high. In another experiment, adding thymidine to the cancer cells reduced the ability of NUC-3373 to cause cell death. This confirms that NUC‑3373 causes cancer cell death by inhibiting TS and reducing thymidine levels. In addition, when cancer cells were treated with NUC-3373, more of them had TS in the cytoplasm of the cell compared to untreated cells, which mostly had TS in the nucleus of the cell. We believe that by keeping TS in the cell cytoplasm and preventing it from moving to the nucleus, NUC-3373 causes a further imbalance in the levels of dUMP and dTMP.

In another set of experiments, the activity and metabolism of NUC-3373 was directly compared to that of 5-FU in colorectal cancer cell lines. The active anti-cancer metabolite, FUDR-MP, inhibits thymidine synthesis through binding to and forming a ternary complex with TS. This causes an imbalance in the cellular nucleotide pools by preventing the conversion of dUMP to dTMP and leads to disruption of DNA synthesis and repair. In these experiments, NUC-3373 was shown to cause greater TS complex formation than 5-FU, even at lower drug concentrations. This suggests that NUC-3373 may be a more potent inhibitor of TS than 5‑FU. Furthermore, when anti-cancer metabolite generation was assessed in these cell lines it was found that NUC-3373 generated significantly higher levels of FUDR-MP compared to 5-FU and had a more pronounced effect on the dUMP levels, suggesting a greater impact on nucleotide pools. NUC-3373’s ability to generate high intracellular levels of FUDR-MP resulted in the generation of the triphosphate form of the anti-cancer metabolite (FUDR-TP) (also referred to as FdUTP), which was shown to be incorporated into the DNA of cancer cells. This effect was not observed with 5-FU. These results suggest that NUC-3373 may be not only a more potent TS inhibitor, but also a more efficient DNA- damaging agent compared to 5-FU. Finally, while 5-FU treatment led to the production of the toxic metabolite FUTP in these cells, FUTP was not detectable following treatment of these cells with NUC-3373.

A further set of experiments showed that NUC-3373 also causes a prolonged type of cell stress, called endoplasmic reticulum (ER) stress in cancer cells. This leads to the release of molecules called DAMPs from the cancer cells as they die, potentially leading to immunogenic cell death (ICD). This process of ICD is characterized by the cell surface exposure or extracellular release of calreticulin (CRT) and high-mobility-group box 1 protein (HMGB1) from dying cells, as depicted in the diagram below. These DAMPs help the immune system to recognize cancer cells in the body, thus promoting the further killing of cancer cells by immune cells.

These experiments have shown that NUC-3373 is not only a targeted TS inhibitor but also induces DNA damage and can potentiate an immune response, as illustrated in the following graphic.

Overall, these nonclinical studies suggest that NUC-3373 potentially has the ability to enhance the activity of immunotherapy agents by making tumors more visible to the immune system. This was demonstrated in a series of experiments in which cancer cells treated with NUC-3373 were exposed to immune cells in combination with the immunotherapy agent nivolumab, a PD-L1 inhibitor. These experiments showed that the combination of NUC-3373 and nivolumab resulted in greater cancer cell death than either agent alone, indicating that NUC-3373 enhances the activity of immunotherapy.

NUC-3373 Clinical Data

NUC-3373 has been evaluated in a Phase 1 clinical trial for patients with advanced solid tumors; a Phase 1b/2 clinical trial, in combination with other agents, for patients with metastatic colorectal cancer; a randomized Phase 2 clinical trial of NUC-3373, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer; and a Phase 1b/2 modular clinical trial of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and NUC-3373 in combination with docetaxel in patients with lung cancer.

We are currently evaluating optimal combinations and indications for potential further clinical trials of NUC-3373.

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

Overall, 59 patients with advanced cancer, who had exhausted all other available treatment options, were enrolled in the trial. This heavily pre-treated patient population, who had received an average of 3 prior lines of chemotherapy, had a variety of primary tumor types. Forty-three patients received NUC-3373 on a weekly schedule on days one, eight, 15 and 22 of a 28-day cycle at doses ranging from 125 mg/m2to 3,250 mg/m2 and 16 patients received NUC-3373 on an alternate-week, or fortnightly, schedule on days one and 15 of a 28-day cycle at doses ranging from 1,500 mg/m2 to 2,500 mg/m2. Evidence of durable anti-cancer activity was noted, with at least 10 patients remaining on treatment for more than four months and three of these patients achieving prolonged stable disease with PFS lasting more than nine months. Both dosing schedules were observed to be well tolerated with no unexpected adverse events or cumulative toxicity. Importantly, only one patient developed hand-foot syndrome (Grade 1). However, this patient had received prior treatment with fluoropyrimidines immediately before entering the NuTide:301 trial and had experienced hand-foot syndrome on these prior treatments, strongly supporting the likelihood that it was related to prior toxicities and not to NUC-3373 treatment. NUC-3373’s plasma half-life of 6 to 14 hours enables it to be infused over a much shorter time frame of 30 minutes to four hours compared to the 46-hour continuous infusion required with 5-FU.

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

NuTide:302
Study
Key Eligibility Crteria
Patients with advanced colorectal cancer
Part 1
(completed)
Q2W
NUC-3373
±
LV
≥3rd line
Q2W
NUC-3373
±
LV
≥3rd line
Q1W
NUC-3373
+
LV
≥3rd line
Part 2
(completed)
Q1W
NUFIRI
≥3rd line
Q1W
NUFOX
≥3rd line
RP2D
RP2D
Part 3
(completed)
Q1W
NUFIRI
+
bevacizumab
2nd line
Q1W
NUFOX
+
bevacizumab
2nd line

NUFIRI = NUC-3373 Q1W + LV Q1W + irinotecan Q2W
NUFOX = NUC-3373 Q1W + LV Q1W + oxaliplatin Q2W

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

NUFIRI+bev (n=8)
10
0
-10
-20
-30
Best % Change in Sum of Target Lesions from Baseline
#
#
*
*
# progression of non-target lesion(s)
* new lesion(s)

NUFOX+bev (n=6)
10
0
-10
-20
-30
Best % Change in Sum of Target Lesions from Baseline
*
* new lesions

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

NUC-3373: Completed Phase 1b/2 clinical trial (NuTide:303).

In October 2022, we presented data at the 34th EORTC-NCI-AACR Annual Meeting which showed that NUC-3373 causes lung cancer cells to release DAMPs. These molecular signals can activate immune cells leading to ICD. NUC-3373 also enhanced the cell surface expression of the transmembrane protein PD-L1 in lung cancer cell lines, highlighting a potential role for NUC-3373 to enhance immunotherapy efficacy. The addition of pembrolizumab, an anti-PD-1 antibody, to NUC-3373 in a co-culture system where lung cancer cells were incubated alongside human-derived immune cells also enhanced ICD, highlighting a potential role for NUC-3373 as an attractive combination partner for immune checkpoint inhibitors in patients with lung cancer.

In 2022, we initiated a Phase 1b/2 trial to identify additional indications and treatment combinations for further development. This was a modular, multi-arm, parallel-cohort dose-finding and expansion trial of NUC-3373 in combination with other agents for the treatment of patients with different types of advanced solid tumors. Each module of this trial consisted of a dose-validation phase (Phase 1) and a dose-expansion phase (Phase 2). Phase 1 determined the appropriate combination dose for further clinical evaluation in Phase 2 of each module. Approximately 4 to 12 evaluable patients were enrolled in the Phase 1 stage of each module to determine safety, preliminary efficacy and maximum tolerated dose for NUC-3373 in combination with other agents. Each module could then move into Phase 2 to enable a further assessment of safety and efficacy. Two modules were opened: NUC-3373 in combination with pembrolizumab, a PD-1 inhibitor, for the treatment of patients with solid tumors (Module 1); and NUC‑3373 in combination with docetaxel for patients with lung cancer (Module 2).

**NuTide:303**
Study

## Key Eligibility Criteria

- Advanced solid tumors
- Progressed on ≤2 prior lines, may include PD-(L)1 inhibitor
- ECOG PS 0-1

→

### Module 1

**NUC-3373**
(1875 mg/m$^2$)
Q1W
**+**
**pembrolizumab**
(200 mg/m$^2$)
Q3W

**NuTide:303**
Study

## Key Eligibility Criteria

- Advanced NSCLC or pleural mesothelioma
- Progressed on or unable to tolerate ≤2 prior lines of chemotherapy
- ECOG PS 0-1

→

### Module 2

**NUC-3373**
(750 mg/m$^2$)
days 1 & 22 of 28-day cycle
**+**
**docetaxel**
(55 mg/m$^2$)
day 8 of 28-day cycle

In November 2024, we published data from the NuTide:303 trial in MedRxiv. Module 1 included 12 patients with a variety of solid tumors who had exhausted all other treatment options. The majority of patients, 75%, had received prior PD-1 inhibitor-based therapy. The combination of NUC-3373 plus pembrolizumab was generally well tolerated. Encouraging signals of anti-cancer activity were observed with confirmed Partial Responses in 2 patients and Stable Disease in a further 4 patients, resulting in an objective response rate of 22% and a disease control rate of 67% in the efficacy evaluable population. Two patient case studies were highlighted from Module 1. A patient with urothelial bladder cancer who had previously received gemcitabine plus cisplatin followed by the PD-L1 inhibitor atezolizumab achieved a partial response and remained on therapy for 23 months. Following treatment with NUC-3373 plus pembrolizumab, the patient achieved 100% reduction in the target lesion, considered a confirmed partial response due to the presence of non-target lesions, and has remained on treatment for over 10 months. The second case study was a patient with BRAF mutant metastatic cutaneous melanoma who had previously received pembrolizumab with a best response of progressive disease within 5 months. This was followed by dabrafenib plus trametinib where trametinib was discontinued after 1 month due to toxicity and achieved stable disease before progressing after 7 years on dabrafenib. Following treatment with NUC-3373 plus pembrolizumab, this patient achieved a confirmed Partial Response with an 81% reduction in the target lesion and remains on treatment for over 12 months.

Module 2 included 4 patients with non-small cell lung cancer (NSCLC) or pleural mesothelioma who had disease progression on, or were unable to tolerate, prior chemotherapy-containing regimens. Docetaxel is the current standard of care for NSCLC patients without targetable alterations who progress on PD-1 inhibitor-based therapy, however, it is associated with modest clinical benefit with a median PFS of 3-4 months and substantial toxicity. Following treatment of the first 4 patients in this module, enrollment was put on hold due to toxicity challenges with docetaxel. Despite this, 2 patients achieved prolonged Stable Disease. Two patient case studies were highlighted from Module 2. A patient with pleural mesothelioma who had previously received carboplatin plus pemetrexed and had progressed within 4 months, the PD-1 inhibitor nivolumab and had progressed within 4 months, and carboplatin plus pemetrexed and had progressed within 1 month. Following treatment with NUC-3373 plus docetaxel, the patient achieved ongoing stable disease for 13 months at the data cut-off. A second case study was a patient with squamous NSCLC who had previously received carboplatin plus paclitaxel plus pembrolizumab and achieved stable disease for 2 months, followed by maintenance pembrolizumab and progressed within 21 months. Following treatment with NUC-3373 plus docetaxel, the patient achieved stable disease for 7 months.

In 2025, we closed the NuTide:303 study as part of a strategic prioritization of resources. We are currently evaluating optimal combinations and indications for potential further clinical trials of NUC-3373.

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

Gemcitabine and its Limitations

Gemcitabine is a nucleoside analog that is used as a chemotherapeutic to treat a wide range of tumors. There are key limitations that have been associated with a poor survival prognosis for gemcitabine therapy:

1. Subject to breakdown. Gemcitabine, prior to being phosphorylated to its active form, is susceptible to being broken down chemically by metabolic enzymes, such as cytidine deaminase (CDA), which irreversibly degrades up to 90% of gemcitabine to an inactive form.

2. Requires active transport. Gemcitabine requires the membrane transporter hENT1 to enter cancer cells. Patients with a low level of hENT1 who receive gemcitabine have lower overall survival as compared to patients with a high level of hENT1.

3. Requires activation within the cancer cell. Once gemcitabine enters cells, it must be activated by the addition of phosphate groups before it can exert its cell-killing effect. The rate-limiting addition of the first phosphate group is rapidly followed by the addition of a second and third phosphate group. The end result of this phosphorylation is the creation of the active anti-cancer metabolite, which is known as dFdCTP. A specific enzyme, deoxycytidine kinase (dCK) is responsible for the first rate-limiting phosphorylation step. Initially, about one-third of cancer cells have reduced levels of dCK, which has negative consequences for the efficacy of gemcitabine.

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

Acelarin: Completed Phase 1b clinical trial in combination with cisplatin (ABC-08)

In November 2020, the final results from the ABC-08 trial were published in The Oncologist. In this Phase 1b multi-center, open-label trial, Acelarin, when combined with cisplatin, achieved a high response rate and was well-tolerated as first-line treatment for patients with advanced biliary tract cancer. Twenty-one patients received Acelarin (625 mg/m2 or 725 mg/m2) and cisplatin (25 mg/m2) on days one and eight of 21-day cycles. Of the 21 patients in the intent-to-treat (ITT) population, 16 patients with measurable disease received at least one cycle of study treatment and had at least one follow-up radiographic scan and were thus efficacy evaluable. In the efficacy-evaluable population, an ORR (based on unconfirmed responses) of 44% was achieved (1 complete response and 6 partial responses). In addition, 6 patients had stable disease, resulting in a disease control rate of 81%. Responses were seen across all five biliary tract cancer sub-types.

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

NuTide:121 was a global, multi-center, randomized Phase 3 trial in approximately 125 sites across North America, Europe, Asia and Australia. Patients were randomized 1:1 and treated with either a combination of Acelarin (725 mg/m2) plus cisplatin (25 mg/m2) or the current standard of care regimen, gemcitabine (1,000 mg/m2) plus cisplatin (25 mg/m2). The dual primary endpoints of the trial were overall survival (OS) and overall response rate (ORR).

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

Manufacturing

We currently rely, and expect to continue to rely, on third-party contract manufacturing organizations (CMOs) for the supply of clinical trial materials of NUC-7738 and NUC-3373, and any future product candidates under the cGMP specified by the FDA and other regulatory organizations. cGMP is a regulatory standard for the production of pharmaceuticals to be used in humans. In the future, we intend to also rely on our CMOs to produce sufficient commercial quantities of our ProTides, if approved. We source key materials from third parties, either directly from suppliers or indirectly through our CMOs. These raw materials are generally available from multiple vendors, which provides us with a robust and cost-effective supply chain.

Manufacturing of any product candidate is subject to extensive regulations that impose various procedural and documentation requirements governing recordkeeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others. We expect that all of our CMOs will manufacture NUC-7738 and NUC-3373 under cGMP conditions and in compliance with any similar regulatory requirements outside the United States.

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

Our policy is to seek to protect our proprietary position, generally by filing an initial priority filing at the U.K. Intellectual Property Office. This is followed by the filing of a patent application under the Patent Co-operation Treaty claiming priority from the initial application(s) and then filing applications for patent grant in territories including, for example, the United States, Europe, China and Japan. In each case, we determine the strategy and territories required after discussion with our patent attorneys so that we obtain relevant coverage in territories that are commercially important to us and our product candidates. We additionally rely on data exclusivity, market exclusivity and patent term extensions when available. We also rely on trade secrets and know-how relating to our underlying platform technology and product candidates. Prior to making any decision on filing any patent application, we consider with our patent attorneys whether patent protection is the most sensible strategy for protecting the invention concerned or whether the invention should be maintained as confidential.

As of February 24, 2026, we owned 284 granted patents (of which 26 are U.S. issued patents) and 61 pending patent applications (of which five are U.S. pending patent applications). Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include: Australia, Canada, China, Eurasia (in the form of a regional patent), Europe (in the form of a regional patent), Hong Kong, India, Israel, Japan, South Korea, Malaysia, Mexico, Philippines, Singapore, and South Africa.

NUC-7738

We own 85 granted patents and six pending applications covering the composition of matter of NUC-7738, a genus around NUC-7738 and specific uses of NUC-7738. Patents directed to NUC-7738 have been granted in major jurisdictions, including the United States, Europe and Japan. These granted patents and patents arising from these pending applications, if issued, are expected to expire in 2035 excluding any patent term adjustments and any patent term extensions.

We own patent applications covering formulations of NUC-7738, methods of making NUC-7738 (including those used in the clinical trials), and specific uses of NUC-7738. Patents arising from these pending applications are expected to expire in 2036, 2038 and 2043, excluding any patent term adjustments and any patent term extensions.

NUC-3373

We own 87 granted patents covering the composition of matter of NUC-3373, a genus around NUC-3373 and specific uses of NUC-3373. Those patents were granted in major territories, including the United States, Europe and Japan. These granted patents and patents arising from the pending applications, if issued, are expected to expire in 2032, excluding any patent term adjustments and any patent term extensions.

We own patent applications covering formulations of NUC-3373 (including those used in the clinical trials), methods of making NUC-3373, and specific uses of NUC-3373. A patent claiming the clinical formulation of NUC-3373 has been granted in the United States and Japan. These patents and patents arising from these pending applications are expected to expire in 2036, 2037, 2038 and 2043, excluding any patent term adjustments and any patent term extensions.

Acelarin

We own 10 granted patents, as well as one pending patent application, directed towards Acelarin in single diastereoisomer form. A patent claiming the more soluble single diastereoisomer of Acelarin has been granted in the United States, Europe and Japan. These granted patents and patents arising from the pending applications, if issued, are expected to expire in 2033, excluding any patent term adjustments and any patent term extensions.

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

The term of a patent that covers an FDA-approved drug or biologic may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984 (the Hatch-Waxman Act), permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other jurisdictions to extend the term of a patent that covers an approved drug, for example Supplementary Protection Certificates. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We anticipate that some of our issued patents may be eligible for patent term extensions but such extensions may not be available and therefore our commercial exclusivity may be restricted.

Collaboration and License Agreements

Cardiff University License

In August 2009, we entered into a research, collaboration and license agreement with Cardiff University and University College Cardiff Consultants Ltd. (Cardiff Consultants), which we refer to as the Cardiff Agreement. The Cardiff Agreement was subsequently renewed and expired at the end of March 2022.

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

Cardiff ProTides Agreement

In October 2009, we entered into a license and collaboration agreement with Cardiff ProTides Ltd. (Cardiff ProTides), which agreement was subsequently amended and restated as an assignment, license and collaboration agreement in March 2012 and was further amended in May 2012, which we refer to as the ProTides Agreement. Under the ProTides Agreement, we collaborated with Cardiff ProTides in the discovery, drug design and in vitro screening of purine and pyrimidine-based nucleosides as potential drug candidates. We funded certain work at Cardiff ProTides, and Cardiff ProTides has assigned to us all rights in the results of its research under the ProTides Agreement. Cardiff ProTides also assigned to us patents related to certain compounds of interest, including with respect to Acelarin, and granted us an exclusive, worldwide license, including the right to grant sublicenses, to rights in and technical information related to certain unpatented compounds for all therapeutic, diagnostic, prognostic and prophylactic applications.

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

Government Regulation and Product Approval

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The U.S. Federal Food, Drug, and Cosmetic Act (the FD&C Act) and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications (NDAs), warning letters, voluntary product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

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

Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal studies to assess the characteristics and potential safety and efficacy of the product if necessary. The conduct of the preclinical and other nonclinical tests must comply with certain federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term nonclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations, (ii) in compliance with good clinical practice (GCP), an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors, and (iii) under protocols detailing the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing within the United States and subsequent protocol amendments must be submitted to the FDA as part of the IND.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time (including prior to its initiation in response to the original IND submission) or impose other sanctions if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The clinical trial protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board (IRB) for review and approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements or it may impose other conditions. An IRB must operate in compliance with FDA regulations.

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

This FDA review typically takes twelve months from the date the NDA is submitted to the FDA (for a standard review) and eight months from the date the NDA is submitted (for a “priority review”) because the FDA has approximately two months, or 60 days, after NDA submission to make a “filing” decision. The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act (PDUFA), the FDA has agreed to certain performance goals in the review of NDAs. For most applications involving first-in-kind molecular entities, FDA has ten months from the filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application with priority review. Priority review can be applied to drugs intended to treat a serious condition and that the FDA determines offer major advances in treatment by providing a significant improvement in safety or effectiveness, or that provide a treatment where no adequate therapy exists. The FDA does not always meet its PDUFA goal dates, and the review process for both standard and priority new drug applications may be extended by FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee, which is typically a panel made up of independent clinicians and other experts, for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it considers such recommendations when making final decisions on approval. The FDA also may require submission of a risk evaluation and mitigation strategy (REMS) plan if it determines that a REMS is necessary to ensure that the benefits of the drug outweigh its risks and to assure the safe use of the drug or biological product. The REMS plan could include medication guides, physician communication plans, assessment plans and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools.

The FDA determines the requirement for a REMS, as well as the specific REMS provisions, on a case-by-case basis. If the FDA concludes a REMS plan is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve an NDA without a REMS, if required.

Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with current good manufacturing practice requirements (cGMP) is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

The approval process is lengthy and often difficult, and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. On the basis of the FDA’s evaluations of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, it issues either an approval letter or a complete response letter (CRL). A CRL generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with the submission of this additional information, however, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. In September 2025, the FDA began publishing CRLs soon after issuing them to the respective sponsors, breaking with the long-standing agency tradition of publishing CRLs with approval documentation after the product is approved.

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

The Hatch-Waxman Act

Orange Book Listing. In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. FDA-approved drugs identified in the Orange Book (often called reference listed drugs or listed drugs) can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application (ANDA), or by other follow-on product developers in support of a 505(b)(2) NDA, which relies in part on previous FDA findings of safety and effectiveness for one or more approved drug products, among other possible supporting information. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required or allowed to conduct, or submit results of, preclinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug. In contrast, the 505(b)(2) regulatory pathway does not preclude the possibility that a follow-on applicant would need to conduct additional clinical trials or preclinical studies; for example, they may be seeking approval to market a previously approved drug for new indications or for a new patient population that would require new clinical data to demonstrate safety or effectiveness.

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

Exclusivity. Upon NDA approval of a new chemical entity (NCE), which is a drug that contains no active moiety that has been previously approved by the FDA in any other NDA, the NCE receives five years of marketing exclusivity during which time the FDA cannot file any ANDA or 505(b)(2) NDA seeking approval of a generic or follow-on version of that drug if the follow-on applicant does not own or have a legal right of reference to all the data required for approval.

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

Pediatric Information and Pediatric Exclusivity

Under the Pediatric Research Equity Act (PREA), amendments to the FD&C Act, NDAs or supplements to NDAs must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. A sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit an initial Pediatric Study Plan (PSP) within 60 days of an end-of-Phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials or other clinical development programs. The FDA may grant full or partial waivers, or deferrals, for submission of pediatric data. The FDA Reauthorization Act of 2017 amended the FD&C Act to require pediatric investigations of drugs intended for treatment of an adult cancer if directed at a molecular target the FDA determines to be substantially relevant to the growth or progression of a pediatric cancer, unless the FDA waives or defers the requirement.

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

Congress periodically considers enacting new incentives or mandates applicable to pediatric drug development, and the regulatory requirements applicable to pediatric drug developers may change in the future. For example, in February 2026, bipartisan legislation was signed into law and grants FDA authority to assess penalties against companies that do not complete required pediatric studies.

Special Protocol Assessment

A company may reach an agreement with FDA under the Special Protocol Assessment (SPA) process as to the required design and size of clinical trials intended to form the primary basis of an efficacy claim. Under the FD&C Act and FDA guidance implementing the statutory requirement, an SPA is generally binding upon the FDA except in limited circumstances, such as if the FDA identifies a substantial scientific issue essential to determining safety or efficacy after the clinical trial begins, public health concerns emerge that were unrecognized at the time of the protocol assessment, the sponsor and FDA agree to the change in writing, or if the clinical trial sponsor fails to follow the protocol that was agreed upon with the FDA.

Expedited Development and Review Programs

The FDA is authorized to designate certain products for expedited development or review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include Fast Track designation, breakthrough therapy designation, priority review designation, and the Commissioner’s National Priority Voucher (CNPV) pilot program. Even if a drug qualifies for one or more of these expedited development and review programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will not be shortened, and the designation may be withdrawn.

To be eligible for a Fast Track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need by providing a therapy where none exists or a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides opportunities for more frequent interactions with the FDA review team to expedite development and review of the product. The FDA may also review sections of the NDA for a Fast Track product on a rolling basis before the complete application is submitted, if the sponsor and the FDA agree on a schedule for the submission of the application sections, and the sponsor pays any required user fees upon submission of the first section of the NDA. The request may be made at any time during the drug development process, although it is typically requested at the time of IND submission and generally no later than the pre-NDA meeting. The FDA will respond within 60 calendar days of receipt of the request.

Priority review, which is requested at the time of NDA submission, is designed to give drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists an initial review within six months as compared to a standard review time of ten months (starting from the date of filing for a new molecular entity (NME), or from the date of receipt for a non-NME application). The FDA determines on a case-by-case basis whether the proposed drug represents a significant improvement in treatment, prevention or diagnosis of disease when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall agency attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action under its PDUFA agreements.

A product candidate intended to treat, alone or in combination with another therapy, a serious or life-threatening disease or condition may also be eligible for designation by FDA as a “breakthrough therapy” upon a request made by the IND sponsor. A Breakthrough Therapy designation may be granted when preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on one or more clinically significant endpoints. A sponsor may request Breakthrough Therapy designation at the time that the IND is submitted, and ideally no later than at the end-of-Phase 2 meeting to benefit from the program’s features. The FDA will respond to a Breakthrough Therapy designation request within 60 days of receipt of the request. A drug that receives Breakthrough Therapy designation is eligible for all Fast Track designation features, intensive guidance on an efficient drug development program, beginning as early as Phase 1 and commitment from the FDA involving senior managers.

In 2025, the FDA created a new voucher program called the CNPV with the goal of radically expediting therapeutic product review and approval processes. The agency may award a CNPV to a company or a specific product candidate that demonstrates alignment with certain national health priorities. The FDA aims to take action on a marketing application for which a CNPV is used within one to two months after the filing date.

Specific to oncology drug applications, FDA’s Oncology Center of Excellence has developed a program called Real-Time Oncology Review (RTOR). RTOR facilitates earlier submission of topline results (i.e., efficacy and safety results from clinical studies before the study report is completed) and datasets, after database lock, to support an earlier start to the agency’s review of a marketing application review. The intent of RTOR is to provide FDA reviewers earlier access to data, to identify data quality and potential review issues, and to potentially enable early feedback to the applicant, which can allow for a more streamlined and efficient review process for the product’s NDA. Applicants can apply for review under RTOR when the database for a pivotal trial has been locked and the oncology product is eligible under FDA’s criteria for the program. Eligibility is determined on a case-by-case basis and generally requires (a) clinical evidence indicating that the drug may demonstrate substantial improvement on one or more clinically relevant endpoints over available therapies; (b) the use of straightforward study designs and easily interpreted clinical trial endpoints (e.g., overall survival, response rates); and (c) that no aspect of the NDA is likely to require a longer review time (e.g., requirement for new REMS or input from an advisory committee). In November 2023, the agency finalized guidance for industry on RTOR.

None of these programs changes the standards for approval and may not ultimately expedite the development or NDA approval process.

Accelerated Approval

Products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval from the FDA and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a drug or biologic when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality (IMM), and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Discussions with the FDA about the feasibility of an accelerated approval typically begin early in the development of the drug in order to identify, among other things, an appropriate endpoint. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform post-marketing clinical trials to verify and describe the predicted effect on IMM or other clinical endpoint, and the product may be subject to expedited withdrawal procedures. Drugs and biologics granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

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

Recently, the FDA issued a proposed rule to reclassify certain nucleic acid-based test systems indicated for use with a corresponding approved oncology therapeutic product from Class III (PMA) into Class II, subject to premarket notification with special controls. This change, if finalized in 2026, will decrease the regulatory burden on industry because manufacturers of these kinds of IVD companion diagnostic products will no longer have to submit a PMA and receive FDA approval before marketing the test.

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

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country, even though there is already some degree of legal harmonization in the member states resulting from the national implementation of underlying E.U. legislation. In all cases, the clinical trials are conducted in accordance with GCP and other applicable regulatory requirements. The Clinical Trials Regulation (Regulation (E.U.) 536/2014) began to harmonize the assessment and supervision processes for clinical trials throughout the European Union and when it came in to force on January 31, 2022, it repealed the existing E.U. Clinical Trials Directive (EC) 2001/20/EC and national legislation that was put in place to implement the Directive. The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU portal” called the Clinical Trial Information System (CTIS); a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials. Use of the CTIS became mandatory for new clinical trial application submissions as of February 1, 2023.

To obtain regulatory approval of a new drug, or medicinal product, in the European Union, a sponsor must obtain approval of a marketing authorization application (MAA). The way in which a medicinal product can be approved in the European Union depends on the nature of the medicinal product.

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

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of a MAA by the EMA is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medicinal Products for Human Use (CHMP)), with adoption of the actual marketing authorization by the European Commission thereafter. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest from the point of view of therapeutic innovation, defined by three cumulative criteria: the seriousness of the disease to be treated; the absence of an appropriate alternative therapeutic approach, and anticipation of exceptional high therapeutic benefit. In this circumstance, EMA ensures that the evaluation for the opinion of the CHMP is completed within 150 days and the opinion issued thereafter.

The mutual recognition procedure (MRP) for the approval of human drugs is an alternative approach to facilitate individual national marketing authorizations within the European Union. Basically, the MRP may be applied for all human drugs for which the centralized procedure is not obligatory. The MRP is applicable to the majority of conventional medicinal products, and is based on the principle of recognition of an already existing national marketing authorization by one or more member states.

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

In April 2023, the European Commission issued a proposal for a new Directive and a new Regulation, which will revise and replace the existing general pharmaceutical legislation. As of December 2025, the three EU institutions, the European Commission, the European Parliament and the Council of the European Union, are in the process of negotiating the final content of the new Directive and Regulation. Once negotiations are complete, the European Parliament and the Council of the European Union will vote on whether to approve the Directive and Regulation. If adopted and implemented, these revisions will significantly change several aspects of drug development and approval in the European Union.

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

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval from the FDA. Sales of any of our product candidates, if approved, will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government healthcare programs such as Medicare and Medicaid, and private payors, such as commercial health insurers and managed care organizations. Recent U.S. federal actions include initiatives incorporating “most favored nation” (international reference pricing) concepts for certain prescription drugs, as well as agency testing of new payment models that could tie Medicare reimbursement or manufacturer rebates to prices in specified reference countries. Third-party payors determine which drugs they will cover and the amount of reimbursement they will provide for a covered drug. In the United States, there is no uniform system among payors for making coverage and reimbursement decisions. In addition, the process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication.

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

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products for branded prescription drugs. For example, in the United States, the ACA contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit future payments for our products. Although the scope, timing and ultimate impact of these most favored nation‑style initiatives are uncertain and subject to rulemaking, program design and potential legal challenges, if implemented or expanded they could reduce reimbursement or net realized prices for affected products and adversely impact our margins and market access, particularly for products reimbursed under Medicare. For example, the Centers for Medicare & Medicaid Services (CMS) may develop new payment and delivery models, such as bundled payment models. In late 2025, CMS proposed multi‑year pilot models for Medicare Parts B and D that would require manufacturer rebates when U.S. prices exceed prices in designated reference countries; in parallel, the Trump Administration announced a series of manufacturer‑specific arrangements reflecting most favored nation‑style pricing commitments in certain programs and channels.

There also has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. By way of example, in August 2022, the Inflation Reduction Act of 2022 (the IRA) was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare, with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits CMS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. CMS has begun to implement these new authorities, by entering into agreements with pharmaceutical manufacturers to conduct price negotiations and ultimately announcing several round of negotiated prices; those negotiated “maximum fair prices” will be effective initially as of January 1, 2026 (payment year 2026) with subsequent rounds adding additional drugs with negotiated maximum fair prices effective in subsequent years. However, the IRA’s impact on the pharmaceutical industry in the United States remains uncertain, in part because multiple large pharmaceutical companies and other stakeholders (e.g., the U.S. Chamber of Commerce) have initiated federal lawsuits against CMS arguing the program is unconstitutional for a variety of reasons, among other complaints. The outcome of such ongoing lawsuits, as well as potential legislative changes enacted by Congress or programmatic changes implemented at CMS by the Trump Administration, may impact the IRA drug price negotiation program in the future. For that and other reasons, it is currently unclear how the IRA will be effectuated, or the impact of the IRA on our business.

Separately, the Trump Administration announced the creation of a government website called TrumpRx, which launched in February 2026 and will allow consumers to purchase certain drugs at reduced prices as negotiated between the drug manufacturers and the administration. As of February 2026, the Trump Administration had secured deals with 16 major drug manufacturers to offer certain drugs at most-favored-nation prices.

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

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of our product candidate to currently available therapies (so called health technology assessment (HTA)) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Other member states allow companies to fix their own prices for drug products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

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
•
the federal transparency requirements under the Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report, on an annual basis, to CMS information related to payments and other transfers of value provided to physicians, teaching hospitals and certain advanced non-physician health care practitioners, as well as physician ownership and investment interests; and
•
analogous state laws and regulations, such as state anti-kickback and false claims laws, that impose similar restrictions and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other health care providers; and state health information privacy and data breach notification laws, which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

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

As discussed above under “Coverage, Pricing and Reimbursement,” a primary trend in the U.S. health care industry and elsewhere is cost containment. We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs. The Patient Protection and Affordable Care Act (ACA) and the IRA are two examples of recently enacted federal legislation that introduced complex changes and new requirements for the health care and biopharmaceutical industries.

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmacy benefit managers (PBMs) and other members of the health care and pharmaceutical supply chain, an important decision that has led to more aggressive efforts by states in this area. The Federal Trade Commission in mid-2022 also launched sweeping investigations into the practices of the PBM industry, and published interim reports with its findings in mid-2024 and January 2025, that could lead to additional federal and state legislative or regulatory proposals targeting such entities’ operations, pharmacy networks, or financial arrangements as PBM reform continues to be a bipartisan priority. In February 2026, President Trump signed into law several PBM regulatory reforms as part of a federal budget package, including but not limited to requirements for PBMs to pass back 100% of rebates and fees to commercial health plan sponsors; to provide extensive informational disclosures related to patients’ coverage and benefits; and to accept only bona fide service fees from drug companies when providing services under Medicare Part D. The Department of Labor (DOL) also issued a proposed rule in January 2026 that would mandate specific PBM fee disclosures to self-insured plan fiduciaries under the Employment Retirement Income Security Act. If finalized as proposed, the DOL rule would also allow plan fiduciaries to audit those PBM disclosures to confirm accuracy. Additional proposals and legislative changes aimed at PBMs and their business practices are likely to continue to be introduced and considered in Congress and by executive agencies. Significant efforts to change the PBM industry as it currently exists in theUnited States may affect the entire pharmaceutical supply chain and the business of other stakeholders, including pharmaceutical developers like us. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

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

C. Organizational Structure

The following is a list of our subsidiaries:

Name of undertaking	Country of registration	Activity	Percent holding
NuCana, Inc.	United States	Biotechnology Research and Development	100
NuCana Limited	Ireland	Biotechnology Research and Development	100
NuCana BioMed Trustee Company Limited	Scotland	Employee Benefit Trust	100

D. Property, Plant and Equipment

Type	Location	Size (sq ft)	Lease Expiry
Executive office	Edinburgh, United Kingdom	3,900	August 14, 2037

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

We track research and development expenses on a program-by-program basis for both clinical-stage and preclinical product candidates. Where appropriate, manufacturing and nonclinical research and development expenses are assigned or allocated to individual product candidates.

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

Other Income

Other income represents income unrelated to ordinary business activities and therefore does not meet the definition of revenue. Other income consists of ADR depository contributions and insurance proceeds.

Net Foreign Exchange Gains (Losses)

Net foreign exchange gains (losses) primarily relates to cash held in U.S. dollars.

Finance Income

Finance income relates to interest earned on our cash and cash equivalents.

Finance Expense

Finance expense relates to fair value revaluation losses from derivative financial instruments.

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

As a company that carries out extensive research and development activities, we benefit from the U.K. and U.S. research and development tax credit regimes. In the United Kingdom, we are able to surrender some of our losses for a cash rebate of up to 26.97% of eligible expenditures on qualifying research and development projects incurred on or after April 1, 2023 (33.35% prior to April 1, 2023). In the United States, we are able to offset the research and development credits against corporation tax payable. Our qualifying expenditures in the United Kingdom largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. In the United Kingdom, where we receive the larger proportion of the research and development credits, certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 17.53% from April 1, 2023 (21.68% prior to April 1, 2023). A large proportion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims. However, for accounting periods beginning on or after April 1, 2024, research and development expenditure on overseas subcontractors is no longer eligible unless certain criteria are met. Overseas subcontractor expenditure is now only eligible when there are conditions present overseas which are not present in the United Kingdom and it would be ‘wholly unreasonable’ to replicate those conditions within the United Kingdom.

We may not be able to continue to claim research and development tax credits in the United Kingdom in the future under the current research and development tax credit scheme because we may no longer qualify as a R&D-intensive loss-making small or medium-sized company. However, in that scenario, we may be able to file under the merged scheme R&D expenditure credit.

Unsurrendered tax losses are carried forward to be offset against future taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of £120.7 million as of December 31, 2025. There were also temporary differences on share-based compensation arrangements of £0.2 million. No deferred tax asset is recognized in respect of accumulated tax losses or temporary differences on share-based compensation arrangements because future profits are not sufficiently certain.

In the event we generate revenues in the future, we may benefit from the “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The effective rate of tax for relevant streams of revenue for companies receiving this relief is currently 10%.

Results of Operations

Comparison of Year Ended December 31, 2024 and 2025

The following table summarizes the results of our operations for the years ended December 31, 2024 and 2025.

	Year ended December 31,
	2025	2024
	(in thousands)
Research and development expenses	£(12,737)	£(18,017)
Administrative expenses	(8,096)	(4,988)
Impairment of intangible assets	—	(33)
Other income	841	—
Net foreign exchange (losses) gains	(118)	229
Operating loss	(20,110)	(22,809)
Other income	1,851	—
Finance income	386	358
Finance expense	(12,648)	—
Loss before tax	(30,521)	(22,451)
Income tax credit	1,168	3,454
Loss for the year	(29,353)	(18,997)
Other comprehensive (expense) income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(61)	15
Total comprehensive loss for the year	£(29,414)	£(18,982)

Research and Development Expenses

Research and development expenses were £12.7 million for the year ended December 31, 2025 as compared to £18.0 million for the year ended December 31, 2024.

In the year ended December 31, 2025:

•
Clinical trial expenses decreased by £11.1 million due to reduced expenditure across most clinical trials, predominantly NuTide:323, partially offset by increased expenditure on NuTide:701;
•
Share-based payment expenses increased by £5.9 million primarily due to the number of options granted in the second quarter of 2025 following the dilutive impact of the registered direct offering completed in May 2025; and
•
Other research and development costs decreased by £0.1 million principally due to lower personnel costs, offset by higher manufacturing costs.

The following table gives a breakdown of the research and development costs incurred by product for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
	(unaudited) (in thousands)
NUC-7738	£8,676	£2,630
NUC-3373	3,379	14,825
Acelarin	32	(467)
Other	650	1,029
	£12,737	£18,017

Administrative Expenses

Administrative expenses were £8.1 million for the year ended December 31, 2025 as compared to £5.0 million for the year ended December 31, 2024.

In the year ended December 31, 2025:

•
Share-based payment expenses increased by £2.5 million primarily due to the number of options granted in the second quarter of 2025 following the dilutive impact of the registered direct offering completed in May 2025;
•
Professional fees related to the issue of warrants were £1.4 million, with no corresponding cost in the year ended December 31, 2024; and
•
Other administrative expenses decreased by £0.8 million.

Other Income

Other income totaled £2.7 million for the year ended December 31, 2025 as compared to £nil for the year ended December 31, 2024.

In the year ended December 31, 2025:

•
One off insurance proceeds of £0.8 million were received; and
•
ADR depositary contributions of £1.9 million were received from the ADR depositary in relation to the ADS ratio change completed in August 2025, with no corresponding income in the year ended December 31, 2024.

Net Foreign Exchange (Losses) Gains

For the year ended December 31, 2025, we reported a net foreign exchange loss of £0.1 million as compared to a net foreign exchange gain of £0.2 million for the year ended December 31, 2024. In 2025, the loss primarily reflected the depreciation of the U.S. dollar against the U.K. pound sterling. In contrast, in 2024, the gain arose from the appreciation of the U.S. dollar relative to the U.K. pound sterling.

Finance Income

Finance income represents bank interest and was £0.4 million for the year ended December 31, 2025 and £0.4 million for the year ended December 31, 2024.

Finance Expense

Finance expense relates to fair value revaluation losses from derivative financial instruments being remeasured at fair value through profit or loss and was £12.6 million for the year ended December 31, 2025, with no such expense for the year ended December 31, 2024.

Income Tax Credit

The income tax credit, which is largely comprised of research and development tax credits, amounted to £1.2 million for the year ended December 31, 2025 and £3.5 million for the year ended December 31, 2024. The decrease in the income tax credit was primarily attributable to a decrease in our eligible research and development expenses.

Comparison of Year Ended December 31, 2023 and 2024

The discussion of our operating results for the year ended December 31, 2024 compared to the year ended December 31, 2023, is omitted from this report and may be found in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 20, 2025.

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

As of December 31, 2025 and December 31, 2024, we had cash and cash equivalents of £24.3 million and £6.7 million, respectively. We do not currently have any approved products and have never generated any revenue from product sales. To date we have financed our operations primarily through the issuances of our equity securities. We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements into 2029. However, we may need to raise additional funds if we choose to expand our current development program.

In June 2025, we entered into an ATM sales agreement with A.G.P./Alliance Global Partners, or A.G.P., and Laidlaw & Company (UK) Ltd., or Laidlaw, pursuant to which we may periodically sell ADSs having an aggregate offering price of up to $100.0 million through A.G.P. and Laidlaw acting as our agents. Sales of our ADSs pursuant to this ATM program are subject to certain conditions specified in the sales agreement. In connection with entering into the agreement with A.G.P. and Laidlaw, we terminated the ATM sales agreement from August 2021 between us and Jefferies LLC, or Jefferies. Sales under the ATM program are registered on a shelf registration statement on Form F-3 that we filed with the SEC in June 2025, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $150.0 million of our securities, inclusive of our ADSs sold under the ATM program. During the year ended December 31, 2025 we sold and issued 394,303 ADSs, representing 9,857,575 ordinary shares, under the ATM program with Jefferies, raising gross proceeds of £0.5 million, and we sold and issued 450,758,552 ADSs, representing 11,268,963,800 ordinary shares, under the ATM program with A.G.P. and Laidlaw, raising gross proceeds of £19.0 million.

The following table summarizes the results of our cash flows for the years ended December 31, 2024 and 2025.

	Year ended December 31,
	2025	2024
	(in thousands)
Net cash used in operating activities	£(7,467)	£(19,118)
Net cash from investing activities	159	79
Net cash from financing activities	25,006	8,184
Net increase (decrease) in cash and cash equivalents	£17,698	£(10,855)

Operating activities.

Net cash used in operating activities was £7.5 million for the year ended December 31, 2025 as compared to £19.1 million for the year ended December 31, 2024, a net decrease in cash outflows of £11.6 million.

In the year ended December 31, 2025:

•
Operating loss cash outflows were lower by £13.1 million; and
•
Working capital outflows were £3.7 million as compared to £2.2 million in the year ended December 31, 2024.

Investing activities.

Net cash from investing activities was £0.2 million for the year ended December 31, 2025 as compared to £0.1 million for the year ended December 31, 2024.

In the year ended December 31, 2025, cash used to acquire intangible assets was lower by £0.1 million.

Financing activities.

Net cash from financing activities was £25.0 million for the year ended December 31, 2025 as compared to £8.2 million for the year ended December 31, 2024.

In the year ended December 31, 2025:

•
Net proceeds from the issue of share capital were higher by £10.4 million;
•
Net proceeds from the issue, exercise and cancellation of warrants were £6.2 million; and
•
Payments for lease liabilities were lower by £0.2 million.

Comparison of Year Ended December 31, 2023 and 2024

The discussion of our liquidity and capital resources for the year ended December 31, 2024 compared to the year ended December 31, 2023, is omitted from this report and may be found in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 20, 2025.

Contractual Obligations

The following table summarizes our contractual lease commitments and obligations as of December 31, 2025.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Lease liabilities	£1,002	£68	£183	£189	£562

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

We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, into 2029. We carefully manage our capital resources and have sufficient controllable mitigating actions identified to manage our expenditure, including management of third-party expenses, such as timing of clinical trial activities, and internal resource costs.

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

D. Trend Information

See “Item 5A. Operating Results” within this Annual Report.

E. Critical Accounting Estimates

Not Applicable.

F. [ Reserved]

G. [Reserved]

H. Non-GAAP Financial Measures

Not Applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and directors as of March 1, 2026:

Name	Age	Position
Executive Officers
Hugh Griffith	57	Chief Executive Officer and Director
Jeffrey Bloss	69	Chief Medical Officer
David Harrison	66	Head of Translational Medicine
Ian Webster	45	Interim Chief Financial Officer
Theresa Bruce	61	Chief Operating Officer
Non-Executive Directors
Andrew Kay	70	Non-Executive Director and Chairman
Martin Mellish	68	Non-Executive Director
Cyrille Leperlier	72	Non-Executive Director
Elliott Levy	67	Non-Executive Director

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

David Harrison, M.D. has served as our Head of Translational Medicine since December 2017. Dr. Harrison is also professor of Pathology at the University of St. Andrews since May 2012, honorary professor at The University of Edinburgh, and an adjunct professor at the University of Florida since 2003. He also oversees ethics relating to use of human tissue at Lothian NHS University Hospitals in Edinburgh where he is an honorary consultant pathologist. Dr. Harrison has served as Chair of the U.K. Government advisory Committee on Committee Carcinogenicity since May 2015, and he is a member of the Committee on Mutagenicity. From February 2019 to May 2023, Dr. Harrison established and directed iCAIRD, a government and industry funded initiative to facilitate research and development applying artificial intelligence in digital diagnostics and Dr. Harrison previously served as a director of Benenox Limited from April 2014 to May 2025. Further, Dr. Harrison is a non-executive director at ILC Therapeutics Limited. Dr. Harrison is a Fellow of the Royal College of Pathologists, London, Royal College of Physicians of Edinburgh, and Royal College of Surgeons of Edinburgh. He received his medical and M.D. doctoral training at the University of Edinburgh.

Ian Webster has served as our Interim Chief Financial Officer since June 2025 and previously served as our Director of Finance since 2019. Mr. Webster has over 20 years of experience in finance, including over 10 years in senior positions within the biopharmaceutical sector. Mr. Webster’s finance experience spans financial management, listed company reporting, audit, tax, M&A, and financial planning and analysis. Prior to joining us in 2019, he served as Group Financial Controller at Kyowa Kirin International plc, a specialty pharmaceutical company from 2013 to 2019. Mr. Webster was a senior manager at PricewaterhouseCoopers LLP, a global accounting firm, from 2002 to 2013 working in both the audit and transaction services practices in the U.K. and Canada. Mr. Webster is a chartered accountant (Institute of Chartered Accountants of Scotland) and received a BSc (Hons) in Accounting and Finance from the University of Warwick.

Theresa Bruce has served as our Chief Operating Officer since January 2026 and previously served as our Senior Vice President of Clinical Operations since 2018. Ms. Bruce has over 25 years of experience in oncology research and development where she has led teams in all aspects of clinical planning and delivery across oncology, hematology, and endocrinology therapeutic areas. Ms. Bruce was formerly the Chief Operating Officer at Nexus Oncology, and Ms. Bruce has held executive positions in both clinical research organizations and biotechnology companies, including SVP Clinical Operations at Chiltern, Veristat, and more recently at NuCana. Prior to joining us, Ms. Bruce worked as an independent consultant to U.S. biotech companies where she was responsible for expanding clinical trial portfolios outside of North America. Ms. Bruce holds an M.B.A. from Glasgow Caledonian University where she focused in Executive Leadership and Strategic Management, and is a Member of the Chartered Management Institute.

Non-Executive Directors

Andrew Kay has served as Chairman of our board of directors since December 2020 and served as Executive Chairman of our board from June 2025 to December 2025. Mr. Kay has served as Chairman of the Board of NeRRe Therapeutics since September 2017, as Chairman of WalkSafe Chaperhome Limited since March 2021, as Chairman and director of Amulet Consulting since 2014, and as Chairman of AdvanCell Brisbane since October 2025. Mr. Kay served as Chairman of the Board of Blueberry Therapeutics from August 2015 to October 2023. From January 2019 to September 2020, he held the same role for KaNDy Therapeutics, a biotechnology company that was acquired by Bayer. From September 2015 to June 2018, Mr. Kay served as Chairman of the Board of Wilson Therapeutics, a biopharmaceutical company acquired by Alexion Pharmaceuticals in 2018. Prior to that, Mr. Kay served as the President and Chief Executive Officer for Algeta from January 2009 to May 2014. Prior to Algeta, Mr. Kay was the Global Head of Marketing and Sales and a Member of the Healthcare Committee and Pharmaceutical Executive Committee at Novartis 1999 to 2003, and held several other senior commercial positions in Europe and the United States having worked at Renovo, AstraZeneca, Eli Lilly, Sandoz and Boots. Mr. Kay earned his Bachelor of Honors in Pharmacy from Nottingham University. We believe Mr. Kay possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience with biotechnology and pharmaceutical companies.

Martin Mellish has served as a member of our board of directors since December 2009. Mr. Mellish also serves as a non-executive director and Chairman of the Audit Committee of Pearl Diver Credit Company Inc. (NYSE: PDCC) since July 2024, as a non-executive director, member of the Audit Committee and Chairman of the Remuneration Committee of Spectral AI (NASDAQ: MDAI; formerly London AIM: SMD) a company developing a medical Artificial Intelligence technology for the evaluation of acute burn wounds, and as Chairman of the Audit Committee of Levitronix Technologies Inc., a technology company, handling high-purity fluids for the semiconductor and life science industries. Further, Mr. Mellish also serves as a director of Kensington Green Management Ltd., Alturki Holding, and Saudi Readymix Concrete Company. Mr. Mellish serves as founding director and Chairman of Aspen Advisory Services Ltd., a London-based private office responsible for the administration of investments in North America, Europe and Asia since 1994. Mr. Mellish holds an M.Sc. from the Master of Health Care Delivery Science program at Dartmouth’s Geisel School of Medicine and Tuck School of Business; an SM (Management) from the Massachusetts Institute of Technology and an M.Sc. (Accounting) from Northeastern University. We believe that Mr. Mellish possesses specific attributes that qualify him to serve as a member of our board of directors, including his significant experience in accounting and finance.

Cyrille Leperlier, M.D. has served as a member of our board of directors since May 2018. He brings over 40 years of experience in the pharmaceutical and biotechnology industry to our board of directors. Dr. Leperlier also served as the Chief Executive Officer of Divlal SAS from June 2020 to November 2022. From 2009 to 2019, Dr. Leperlier also served as Vice President of Medical Assessment for Corporate Strategy for Sanofi’s Corporate Business Development and M&A Group, where, among other transactions, he was deeply involved in Sanofi’s acquisition of Genzyme. Prior to this role, Dr. Leperlier served at Sanofi as Medical Director in Japan from 2007 to 2009 and Head of Medical Affairs, International Region from 2004 to 2007. Before joining Sanofi, Dr. Leperlier was Medical Director and Global Head of Clinical Development at Rhone Poulenc Rorer and previously worked for Takeda in a variety of operational and medical affairs roles. Dr. Leperlier received an M.D. from the University of Paris, Saint-Antoine School of Medicine and a Master in Human Biology (major in physiology) from the Medical University of Paris. He is a recognized expert in oncology drug development, strategic portfolio prioritization, and business development, with extensive leadership experience at a number of global biotechnology and pharmaceutical companies. We believe that Dr. Leperlier possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in global drug development and marketing.

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

B. Compensation

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our directors and members of management for services in all capacities to us and our subsidiaries for the year ended December 31, 2025, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2025 to provide pension, retirement or similar benefits to, our directors and members of the executive management board.

Directors’ and Executive Officers’ Compensation

Directors’ Compensation

For the year ended December 31, 2025, the table below sets forth the compensation paid to our directors, and, in the case of Mr. Griffith, reflects the compensation paid for services as our Chief Executive Officer.

Year Ended December 31, 2025 Directors’ Compensation (1)

Name	Salary/Fees	Annual Bonus	Benefit Excluding Pension (2)	Pension Benefit (3)	Total
	£	£	£	£	£
Hugh Griffith Executive Director Chief Executive Officer	596,636	429,578	5,348	59,664	1,091,226
Andrew Kay Chairman and Non-Executive Director	73,785	—	—	—	73,785
Adam George (4) Former Non-Executive Director	17,091	—	—	—	17,091
Martin Mellish Non-Executive Director	51,566	—	—	—	51,566
Cyrille Leperlier, M.D. Non-Executive Director	46,171	—	—	—	46,171
Elliott Levy, M.D. Non-Executive Director	38,944	—	—	—	38,944
Bali Muralidhar, M.D., Ph.D. (5) Former Non-Executive Director	—	—	—	—	—

(1) For the year ended December 31, 2025, the majority of compensation was set and paid in pounds sterling (£).

(2) The amount for benefits represents our contribution to medical insurance.

(3) The amount for pension benefit represents our contribution into a money purchase plan.

(4) Mr. George retired from the board on March 21, 2025.

(5) Dr. Muralidhar retired from the board on October 21, 2025.

Executive Officers’ Compensation

The compensation for each of our executive directors and executive officers is comprised of the following elements: base salary, annual bonus, personal benefits and pension or 401(k) plan. The total amount of compensation paid and benefits in kind granted to our executive officers, whether or not a director, for the year ended December 31, 2025 was £2.3 million.

Bonus Plans

Our executive directors and executive officers are eligible for an annual bonus at the discretion of the Remuneration Committee. Bonus awards are reviewed at the end of each calendar year and any such awards are determined by the performance of the individual and the company as a whole based upon the achievement of strategic objectives set at the beginning of the year.

Outstanding Equity Awards, Grants and Option Exercises

During the year ended December 31, 2025, options to purchase 2,795,885,001 ordinary shares were awarded to executive officers and non-executive directors.

	Type of		Nominal	Exercise	First date of
Name	Plan(1)	Granted	value	price	exercise (2)	Date of expiry
Directors and Executive Officers
Hugh S. Griffith	2016 Share Option Scheme	62,499,995	£0.0004	£0.0040	Jun 20, 2025	Jun 20, 2035
	2020 Long Term Incentive Plan	1,221,867,885	£0.0004	£0.0004	Jun 20, 2025	Jun 20, 2035
	2020 Long Term Incentive Plan	691,582,704	£0.0004	£0.0004	Jun 20, 2026	Jun 20, 2035
Ian Webster (3)	2016 Share Option Scheme	49,625,635	£0.0004	£0.0040	Jun 20, 2025	Jun 20, 2035
	2016 Share Option Scheme	12,874,360	£0.0004	£0.0040	Jun 20, 2026	Jun 20, 2035
	2020 Long Term Incentive Plan	20,209,396	£0.0004	£0.0004	Jun 20, 2026	Jun 20, 2035
Jeffrey Bloss	2020 Long Term Incentive Plan	73,079,440	£0.0004	£0.0040	Jun 20, 2025	Jun 20, 2035
	2020 Long Term Incentive Plan	73,079,440	£0.0004	£0.0040	Jun 20, 2026	Jun 20, 2035
	2020 Long Term Incentive Plan	146,158,880	£0.0004	£0.0004	Jun 20, 2026	Jun 20, 2035
David Harrison	2016 Share Option Scheme	62,499,995	£0.0004	£0.0040	Jun 20, 2025	Jun 20, 2035
	2020 Long Term Incentive Plan	1,971,417	£0.0004	£0.0004	Jun 20, 2025	Jun 20, 2035
	2020 Long Term Incentive Plan	64,471,412	£0.0004	£0.0004	Jun 20, 2026	Jun 20, 2035
Non-Executive Directors
Martin Mellish	2020 Long Term Incentive Plan	35,231,753	£0.0004	£0.0040	Jun 20, 2025	Jun 20, 2035
	2020 Long Term Incentive Plan	35,231,753	£0.0004	£0.0004	Jun 20, 2026	Jun 20, 2035
Cyrille Leperlier	2020 Long Term Incentive Plan	32,823,199	£0.0004	£0.0040	Jun 20, 2025	Jun 20, 2035
	2020 Long Term Incentive Plan	32,823,199	£0.0004	£0.0004	Jun 20, 2026	Jun 20, 2035
Andrew Kay	2020 Long Term Incentive Plan	52,934,010	£0.0004	£0.0040	Jun 20, 2025	Jun 20, 2035
	2020 Long Term Incentive Plan	52,934,010	£0.0004	£0.0004	Jun 20, 2026	Jun 20, 2035
Elliott Levy	2020 Long Term Incentive Plan	23,811,896	£0.0004	£0.0040	Jun 20, 2025	Jun 20, 2035
	2020 Long Term Incentive Plan	23,811,896	£0.0004	£0.0004	Jun 20, 2026	Jun 20, 2035
Bali Muralidhar (4)	2020 Long Term Incentive Plan	13,181,363	£0.0004	£0.0040	Jun 20, 2025	Jun 20, 2035
	2020 Long Term Incentive Plan	13,181,363	£0.0004	£0.0004	Jun 20, 2026	Jun 20, 2035

(1) Further details of the NuCana BioMed Limited 2016 Share Option Scheme (Including Enterprise Management Incentives & Incentive Stock Options), as amended, or the 2016 Share Option Scheme, and 2020 Long-Term Incentive Plan, as amended, or the 2020 LTIP, are given on pages 116 – 119.

(2) Options granted will vest if the option holder remains under their respective employment contract or contract of services for the agreed vesting period. The share options granted under these plans will vest over a period of up to four years.

(3) Mr. Webster was appointed as our Interim Chief Financial Officer effective June 18, 2025.

(4) Dr. Muralidhar retired from the board on October 21, 2025.

As of December 31, 2025, our executive officers and directors held options to purchase 2,479,920,559 ordinary shares.

We periodically grant share options to employees, directors and consultants to enable them to share in our successes and to reinforce a corporate culture that aligns their interests with that of our shareholders. During the year ended December 31, 2025, we granted options to purchase 2,795,885,001 ordinary shares to our executive officers and non-executive directors. During the year ended December 31, 2025, we granted options to purchase 682,191,731 ordinary shares to 14 employees and consultants who are not directors or executive officers.

Pension, Retirement and Similar Benefits

For the year ended December 31, 2025, we and our subsidiaries contributed a total of £96,334 into money purchase plans to provide pension, retirement or similar benefits to our executive officers and directors.

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

Equity Compensation Plans

As of December 31, 2025, we have granted options to purchase our shares under two share option schemes, which are summarized in this section.

2016 Share Option Scheme

On January 14, 2016 we adopted a share option scheme, the 2016 Share Option Scheme, for the purpose of enabling the grant of share options to incentivize our employees and directors and those employees and directors of our subsidiary companies. The 2016 Share Option Scheme incorporates a sub-plan for option holders subject to taxation in the United States, or the 2016 U.S. Sub-Plan. The 2016 Share Option Scheme was subsequently amended and approved by our board of directors and by our shareholders on September 14, 2017 and October 2, 2017.

The 2016 Share Option Scheme permits grants of (i) enterprise management incentive options, (ii) “unapproved” options, and (iii) incentive stock options and non-qualified stock options under the 2016 U.S. Sub-Plan.

As of December 31, 2025, we had granted options to purchase 510,713,404 ordinary shares to directors and employees under the 2016 Share Option Scheme. Options to purchase 92,312 shares were exercised by December 31, 2018, and a further 23,437 options were exercised in 2019. At December 31, 2025, 38,763,099 options had been forfeited or cancelled. Of the options granted under this scheme, 383,036,161 are vested, and the remaining options are unvested at December 31, 2025.

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

2020 Long-Term Incentive Plan (2020 LTIP)

On June 25, 2020, we adopted a share option scheme, the 2020 LTIP, for the purpose of enabling the grant of share options to incentivize our employees, directors and consultants, and those employees, directors and consultants of our subsidiary companies. In January 2026, we amended the 2020 LTIP to extend the period during which grants may be made thereunder from five years to ten years.

The 2020 LTIP permits grants of options or conditional awards in relation to Ordinary Shares or ADS’s, and where in relation to options whether the grants are (i) “Regular Options”, (ii) “Short-Term Options”, or (iii) “RSU-style Options”. Options granted as RSU-style options are automatically exercised when the vesting conditions are satisfied.

As of December 31, 2025, we had granted to directors, employees and consultants, 2,987,068,184 Regular options and 1,246,287 RSU-style options to purchase ordinary shares under the 2020 LTIP. Options to purchase 375,548 had been exercised at December 31, 2024, and a further 29,123 were exercised in 2025. Of the remaining options granted under this scheme, 1,634,849,519 had vested at December 31, 2025, 33,746,167 had been forfeited or cancelled, and the remaining 1,319,314,116 are unvested.

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

Lapse of Options. If not otherwise lapsed in accordance with the provisions of the 2020 LTIP, an option granted under the 2020 LTIP shall lapse at 5p.m. on the day before the 10th anniversary of the grant of the option.

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

2020 Company Share Option Plan (2020 CSOP)

On June 25, 2020, we adopted a share option plan, or the 2020 CSOP. The CSOP is an option scheme that provides for the grant of options under a Company Share Option Plan in accordance with Schedule 4 of the Income Tax (Earnings and Pensions) Act 2003 which affords some tax advantages to the option holder. Grants under the CSOP would only be applicable to U.K. taxpayers. As of December 31, 2025, we have not granted any options under the 2020 CSOP.

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
•
on or before the tenth anniversary of the date of grant of the option, and either;
•
on or after the third anniversary of the date of grant; or
•
pursuant to the terms of the CSOP, prior to the third anniversary of the date of grant and, broadly, within six months of certain takeover events;
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

Employee Benefit Trust

On December 19, 2011, we established a discretionary employee benefit trust under the terms of a trust deed, or the Employee Benefit Trust, to operate in conjunction with our share option schemes. The beneficiaries of the Employee Benefit Trust are our employees and former employees (including executive directors) and their spouses, civil partners, surviving spouses and civil partners, children and step-children under the age of 18. The trustee of the Employee Benefit Trust is NuCana BioMed Trustee Company Limited, or the Trustee, our wholly owned subsidiary. As of December 31, 2025, the Trustee holds 500,000 of our ordinary shares in trust under the terms of the trust deed, which, pursuant to the terms of our three option schemes, and at the election of the Trustee, may be used to satisfy awards under our share option schemes. Under the terms of the trust deed, unless we direct otherwise, the Trustee must abstain from voting at a general meeting any of our shares held in the trust fund for which the Trustee holds the whole of the beneficial interest.

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

C. Board Practices

Board Composition and Director Independence

Our business affairs are managed under the direction of our board of directors, which is currently composed of five members. Under the rules and regulations of Nasdaq a director will qualify as “independent” if our board of directors affirmatively determines that he or she has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our board of directors has established guidelines to assist it in determining whether a director has such a material relationship. Ownership of a significant amount of our shares, by itself, does not constitute a material relationship.

Pursuant to Nasdaq rules, a director employed by us cannot be deemed to be an “independent director,” and consequently Hugh Griffith and Andrew Kay do not qualify as independent directors.

Our board of directors has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, our board of directors has determined that the following directors are “independent directors” as defined by the applicable rules and regulations of Nasdaq: Martin Mellish, Cyrille Leperlier, and Elliott Levy.

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

Committees of the Board of Directors and Corporate Governance

Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of Nasdaq.

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

Audit Committee

The members of our audit committee are currently two of our non-executive directors, Martin Mellish and Cyrille Leperlier. Each of these members is an “independent director” as such term is defined in Rule 10A-3 under the Exchange Act. Mr. Mellish serves as chair of the audit committee, a role he assumed in March 2025. Our board of directors has determined that Mr. Mellish is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002. Our audit committee meets at least four times per year and oversees the monitoring of our internal controls, accounting policies and financial reporting and provides a forum through which our external auditors and independent registered public accounting firm reports. Our audit committee meets at least once a year with the external auditors and our independent registered public accounting firm without executive board members present. The audit committee is also responsible for overseeing the activities of the external auditors and our independent registered public accounting firm, including their appointment, reappointment, or removal as well as monitoring their objectivity and independence. The audit committee also reviews and approves the fees paid to our external auditors and independent registered public accounting firm and determines whether the fee levels for non-audit services, individually and in aggregate, relative to the audit fee are appropriate so as not to undermine their independence.

Remuneration Committee

The members of the remuneration committee are two of our non-executive directors, Andrew Kay and Elliott Levy. Each of these non-executive director members is a non-employee director as defined in Rule 166-3 under the Exchange Act. Dr. Levy is an outside director as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. Mr. Kay serves as chair of the remuneration committee. Our remuneration committee reviews, among other things, the performance of the executive officers and sets the scale and structure of their remuneration and the basis of their service agreements with due regard to the interests of the shareholders. It is a policy of the remuneration committee that no individual participates in discussions or decisions concerning his or her own remuneration.

Nominating and Governance Committee

The members of the nominating and governance committee are Hugh Griffith and our non-executive director, Andrew Kay. Mr. Kay serves as chair of the nominating and governance committee and oversees the evaluation of the board of directors’ performance. The nominating and governance committee meets at least twice a year and reviews the structure, size and composition of the board of directors, supervises the selection and appointment process of directors, making recommendations to the board of directors with regard to any changes and using an external search consultancy if considered appropriate. For new appointments, the nominating and governance committee makes a final recommendation to the board of directors, and the board of directors has the opportunity to meet the candidate prior to approving the appointment. Once appointed, the nominating and governance committee oversees the induction of new directors and provides the appropriate training to the board of directors during the course of the year in order to ensure that they have the knowledge and skills necessary to operate effectively. The nominating and governance committee is also responsible for annually evaluating the performance of the board of directors, both on an individual basis and for the board of directors as a whole, taking into account such factors as attendance record, contribution during board of directors meetings and the amount of time that has been dedicated to board matters during the course of the year.

Development Committee

The members of the development committee were two of our non-executive directors, Elliott Levy and Cyrille Leperlier. Dr. Leperlier served as chair of the development committee. The development committee met at least twice a year and reviewed and advised the board of directors on our strategic direction and investment in the research and development of our pipeline and products. It was a policy of the development committee that majority of the members of the committee were independent non-employee directors and in addition to the independence standard required for membership, all members were required to disclose any personal financial interests known to the development committee as soon as any such interest arises. In December 2025, the Development Committee ceased to exist, and its duties and responsibilities were assumed by our board of directors.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards.

D. Employees

The number of employees by function and geographic location at December 31, 2023, 2024 and 2025 were as follows:

	At December 31,
	2025	2024	2023
By Function:
Research and development	8	16	22
Management and administrative	4	6	6
Total	12	22	28
By Geography:
United Kingdom	11	20	26
North America	1	2	2
Total	12	22	28

As of December 31, 2025, we had 10 full-time employees and 2 part-time employees. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our employee relations are good.

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

For information regarding the Clawback Policy, see “Item 6.B—Compensation.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2025 by:

•
each of our executive officers and directors;
•
each person beneficially owning more than 5% of our share capital as of December 31, 2025; and
•
all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from December 31, 2025, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person except with respect to the percentage ownership of all board members and executive officers, as a group. Based on our share register and other information made available to us by certain of our shareholders, as of December 31, 2025, there were four U.S. record holders holding 311,015 ordinary shares, representing 0.001% of our issued and outstanding ordinary shares. We had no greater than 5% shareholders as of December 31, 2025.

Unless otherwise indicated, the address for each of the shareholders in the table below is c/o NuCana plc, 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

	Ordinary Shares Beneficially Owned(1)
Name of Beneficial Owner	Number	Percent
Named Executive Officers and Directors
Hugh Griffith (2)	2,829,961,890	12.0
Martin Mellish (3)	77,630,669	*
Elliott Levy (4)	52,462,163	*
Cyrille Leperlier (5)	72,289,942	*
Andrew Kay (6)	116,582,072	*
Jeffrey Bloss (7)	160,997,582	*
David Harrison (8)	141,992,091	*
Theresa Bruce (9)	55,139,594	*
Ian Webster (10)	131,154,831	*
All of our executive officers and directors, as a group (9 persons)	3,638,210,834	14.9%

* Indicates beneficial ownership of less than one percent of our ordinary shares.

(1)
Number of shares owned as shown both in this table and the accompanying footnotes and percentage ownership is based on 20,809,854,947 ordinary shares outstanding on December 31, 2025 after giving effect to the exercise of all outstanding vested options to purchase our ordinary shares held by our executive officers and directors.

(2)
Consists of (a) 1,000,000 ordinary shares, (b) 265,026 ordinary shares in the form of ADSs, and (c) options to purchase 2,828,696,864 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2025.

(3)
Consists of (a) 28 ordinary shares, (b) 36,089 ordinary shares in the form of ADSs, and (c) 77,594,552 options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2025.

(4)
Consists of (a) 13 ordinary shares, (b) 18,737 ordinary shares in the form of ADSs, and (c) options to purchase 52,443,413 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2025.

(5)
Consists of options to purchase 72,289,942 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2025.

(6)
Consists of options to purchase 116,582,072 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2025.

(7)
Consists of (a) 47,136 ordinary shares and (b) 160,950,446 options to purchase ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2025.

(8)
Consists of options to purchase 141,992,091 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2025.

(9)
Consists of options to purchase 55,139,594 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2025.

(10)
Consists of options to purchase 131,154,831 ordinary shares that are or will be immediately exercisable within 60 days of December 31, 2025.

To our knowledge, other than as provided in the table above, our other filings with the SEC, including, without limitation, Schedule 13 filings, and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023.

The shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

B. Related Party Transactions

The following is a description of related party transactions we have entered into between January 1, 2025 and March 1, 2026 with any members of our board of directors or executive officers or the holders of more than 5% of our share capital.

Agreements with Our Executive Officers and Directors

We have entered into service agreements with each of our executive officers as follows: each of Hugh Griffith and David Harrison in 2017, Ian Webster in 2019, Jeffrey Bloss in 2021, and Theresa Bruce in 2026. In addition, we entered into a service agreement with our former Chief Financial Officer, Donald Munoz, in 2017. Mr. Munoz departed from the Company effective February 7, 2025 and his service agreement was terminated at that time.

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

B. Significant Changes

Any significant changes since December 31, 2025 are disclosed in Note 21 to the consolidated financial statements included elsewhere in this Annual Report.

Item 9. The Offer and Listing

A. Offer and Listing Details

The ADSs were listed on The Nasdaq Global Select Market under the symbol “NCNA” since October 2, 2017. On November 9, 2023 we transferred our listing to The Nasdaq Capital Market.

On April 16, 2024, we effected a ratio change of our ADSs to our ordinary shares, from one ADS, representing one ordinary share, to one ADS, representing twenty-five ordinary shares, or the 2024 ADS Ratio Change. The change was made to enable the Company to regain compliance with the Nasdaq minimum bid price requirement.

On August 11, 2025, we effected a ratio change of our ADSs to our ordinary shares, from one ADS, representing twenty-five ordinary shares, to one ADS, representing five thousand ordinary shares, or the 2025 ADS Ratio Change. The change was made to enable the Company to regain compliance with the Nasdaq minimum bid price requirement.

Unless specified otherwise, all references in this annual report to ADS share and ADS per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the 2025 ADS Ratio Change.

B. Plan of Distribution

Not Applicable.

C. Markets

The ADSs were listed on The Nasdaq Global Select Market under the symbol “NCNA” since October 2, 2017. On November 9, 2023 we transferred our listing to The Nasdaq Capital Market. On April 16, 2024, we effected the 2024 ADS Ratio Change so that one ADS represented twenty-five ordinary shares. On August 11, 2025, we effected the 2025 ADS Ratio Change so that one ADS now represents five thousand ordinary shares.

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

On April 28, 2008, our name was changed to NuCana BioMed Limited. On August 29, 2017, with the required shareholder approvals, we re-registered as a public limited company and changed our name to NuCana plc.

Our current Articles of Association were adopted by the passing of a special resolution of our shareholders on April 23, 2025.

Our registered office is located at 77/78 Cannon Street, London, EC4N 6AF, United Kingdom. The principal legislation under which we operate and our shares are issued is the Companies Act 2006.

Issued Share Capital

Our issued share capital as of December 31, 2025 is £14,340,128 divided into 20,809,854,947 ordinary shares and 15,040,465,803 deferred shares, in each case, of £0.0004 each.

During 2023 we issued 408,015 ordinary shares pursuant to our ATM sales agreement, and 79,433 ordinary shares pursuant to the exercise of share options.

During 2024, we issued 89,027,545 ordinary shares pursuant to our “at-the-market” (ATM) sales agreement with Jefferies, and 149,319 ordinary shares pursuant to the exercise of share options.

On April 23, 2025, we subdivided and redesignated the issued share capital of £6,076,956 being represented by 151,923,897 ordinary shares of £0.04 each into £6,076,956 being represented by 151,923,897 ordinary shares and 15,040,465,803 deferred shares, in each case, of £0.0004 each.

During 2025, we issued a total of (i) 9,857,575 ordinary shares pursuant to our ATM sales agreement with Jefferies, (ii) 9,388,967,250 ordinary shares pursuant to our registered direct offering in May 2025, (iii) 11,268,963,800 ordinary shares pursuant to our ATM sales agreement with A.G.P. and Laidlaw, and (iv) 29,123 ordinary shares pursuant to the exercise of share options.

Ordinary Shares and American Depository Shares

As of December 31, 2025, we had issued and outstanding 20,809,854,947 ordinary shares of £0.0004 each. Each issued ordinary share is fully paid.

Holders of ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders and do not have cumulative voting rights.

Any distribution made as a result of winding-up, dissolution or liquidation of our company and any dividend declared will be distributed in proportion to the number of fully paid ordinary shares held.

As of December 31, 2025, the Company had issued and outstanding 4,160,271 ADSs, each representing five thousand of these ordinary shares.

Deferred Shares

The deferred shares of £0.0004 each have no voting rights and carry no rights to receive any profits, capital or assets of the Company whether by dividend or otherwise save that upon a return of capital on a winding up of the Company (but not otherwise), the right only to receive the amount paid up thereon after the holders of the ordinary shares have received the amounts entitled to be paid to holders of ordinary shares in our share capital and the further payment of £10,000,000 in respect of each ordinary share. No share certificates will be issued in respect of the deferred shares and the CREST accounts of holders of ordinary shares will not be credited with any deferred shares.

The rights of the deferred shares are set out in article 4.8 of the articles of association adopted on April 23, 2025.

Deferred shares are commonly used by U.K. public companies to restructure the nominal value of their ordinary share capital. Once created for this reason, it is not uncommon for deferred shares to be cancelled without payment to the holder thereof using one of the procedures available to a company under U.K. company law.

Options

We have established equity incentive plans pursuant to which we have issued options to purchase ordinary shares to our officers, employees, consultants and directors. On June 16, 2025, our board of directors approved the grant of options to purchase an aggregate of 3,478,076,732 ordinary shares to our officers, employees, consultants and directors pursuant to our existing equity incentive plans, which were subsequently granted on June 20, 2025. As at December 31, 2025, there are 3,426,010,689 ordinary shares issuable upon exercise of outstanding options under our equity incentive plans.

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

Voting rights. Subject to any other provisions of our articles of association and without prejudice to any special rights, privileges or restrictions as to voting attached to any shares forming part of our share capital, the voting rights of shareholders in respect of their ordinary shares are as follows. Unless a poll vote is demanded, shareholders shall vote on all resolutions on a show of hands. Our articles of association provide that a poll vote may be demanded before, or on the declaration of, the result of a vote on a show of hands: (a) by the chairman of a general meeting, (b) by at least five shareholders present at a meeting and entitled to vote, or (c) by any shareholder or shareholders present representing not less than 10% of the total voting rights or more than 10% of the total sum paid up on all voting shares. For these purposes, a shareholder will be present at a meeting if attending in person, by proxy, or, in the case of a shareholder that is a corporation (as broadly defined under the Companies Act 2006), by duly authorized representatives.

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

On a poll, each shareholder present in person or by proxy or, with respect to a corporation, by a duly authorized representative has one vote for each ordinary share held by the shareholder. We are prohibited from exercising any rights to attend or vote at meetings in respect of any shares held by us as treasury shares.

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

Distribution of assets on winding-up. Subject to any special rights attaching to, or the terms of issue of any shares, on any winding-up of the company our surplus assets remaining after satisfaction of our liabilities will be distributed among our shareholders in proportion to their respective holdings of ordinary shares and the amounts paid up on those shares.

Upon a return of capital on a winding up of the company (but not otherwise), the deferred shares shall have the right only to receive the amount paid up thereon after the holders of the ordinary shares have received the amounts entitled to be paid to holders of ordinary shares in our share capital and the further payment of £10,000,000 in respect of each ordinary share.

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

Variation of rights. The rights or privileges attached to any class of shares may (unless otherwise provided by the terms of the issue of the shares of that class or as otherwise provided by our articles of association) be varied or abrogated with the consent in writing of the holders of three-fourths in requisite nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the approval of a special resolution passed at a separate general meeting of the shareholders of that class, but not otherwise.

Transfer of shares. All of our shares are in registered form and may be transferred by a transfer in any usual or common form or any form acceptable to the board of directors and permitted by the Companies Act 2006 and any other relevant legislation, except that the deferred shares may only be transferred with the prior written consent of the directors.

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
•
in the case of a transfer to joint holders of a share, the number of joint holders to whom the share is to be transferred exceeds four; or
•
in relation to deferred shares.

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

Classified board of directors. Our board of directors is divided into three classes, “Class I,” whose initial term expires at the annual general meeting of the shareholders to be held in 2026, “Class II,” whose initial term expires at the annual general meeting of the shareholders to be held in 2028, and “Class III”, whose term expires at the annual general meeting of the shareholders to be held in 2027, with the classes as nearly equal in number as possible. The Class I directors are Hugh Griffith and Andrew Kay, the Class II directors are Elliott Levy and Cyrille Leperlier, and the Class III director is Martin Mellish.

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

(c) Subject to paragraph (a) above and the initial terms described in “Description of Issued Share Capital—Articles of Association-Directors—Classified board of directors”, each director within each class shall retire at the third annual general meeting following the annual general meeting at which he or she was elected or last re-elected. Except where there is an increase in the number of directors (in which case the newly created directorships shall be apportioned by our board amongst our existing classes) or in accordance with paragraph (a) above, directors elected or re-elected at an annual general meeting shall be appointed to the class whose term expires at such meeting.

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

Calling of general meetings. The board of directors may call a general meeting of shareholders. The board of directors must call a general meeting if the shareholders and the Companies Act 2006 require them to do so. The arrangements for the calling of general meetings are described in “—Differences in Corporate Law—Notice of General Meetings” below.

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

Under our articles of association, if a person defaults in supplying us with the required particulars in relation to the shares in question, (the “default shares”), the board of directors may by notice direct that:

•
in respect of the default shares, the relevant shareholder shall not be entitled to vote or exercise any other right conferred by his holding shares in relation to general meetings; or
•
where the default shares represent at least 0.25% of their class, (a) any dividend or other money payable in respect of the default shares shall be retained by us without liability to pay interest and, if applicable, any election to receive ordinary shares instead of money in respect of the default shares shall be ineffective; (b) no transfers of shares by the relevant shareholder other than certain approved transfers may be registered (unless the shareholder himself is not in default and the transfer does not relate to default shares); or (c) any shares held by the relevant shareholder in uncertificated form shall be converted into certificated form.

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

We may, at our option, and subject to the Companies Act 2006, purchase any or all of the deferred shares then in issue for an aggregate consideration of £0.01 payable to one of the holders of deferred shares.

Preemptive Rights. English law generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for a company’s articles of association, or shareholders in general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). On April 23, 2025, at a General Meeting held by us, our shareholders approved the exclusion of preemptive rights in connection with the allotment of shares or the grant of rights to subscribe for or to convert any security into shares up to an aggregate nominal value of up to £20,000,000, for a period ending on June 30, 2026 or, if earlier, at the conclusion of our annual general meeting to be held in 2026.

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

The Takeover Code contains rules concerning the conduct of takeover offers for the company. For example, under Rule 9 of the Takeover Code, if a person:

(a) acquires an interest in our shares that, when taken together with shares in which he or persons acting in concert with him are interested, carries 30% or more of the voting rights of our shares; or

(b) who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the company;

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

	England and Wales	Delaware

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

	England and Wales	Delaware

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

hour, and purpose or purposes of the meeting.
Quorum

Subject to the provisions of a company’s articles of association, the Companies Act 2006 provides that two shareholders present at a meeting (in person, by proxy or authorized under the Companies Act) shall constitute a quorum for companies with more than one shareholder.

The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.

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

	England and Wales	Delaware
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

	England and Wales	Delaware

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

Shareholder Vote on Certain Transactions

The Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors that are used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

•
the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the shareholders or creditors, or class thereof present and voting, either in person or by proxy; and
•
the approval of the court.

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

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the

	England and Wales	Delaware

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

Additionally, the plaintiff must remain a stockholder through the duration of the

England and Wales	Delaware
derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery

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

E. Taxation

Material U.S. Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of the purchase, ownership and disposition of the ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, for purposes of this discussion, in effect as of the date of this Annual Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we believe we were a PFIC for U.S. income tax purposes for the taxable year ending December 31, 2025. There can be no assurance regarding our PFIC status for the current taxable year or any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Whether we will be a PFIC in the current or any future taxable year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and because the valuation of our assets that generate non-passive income for PFIC purposes, including our goodwill and other intangible assets, is uncertain and may vary substantially over time. In addition, the composition of our assets and income may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year (to the extent applicable) will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC in the current or for any future taxable year. Generally, once a corporation is classified as a PFIC with respect to a particular shareholder, such corporation will continue to be a PFIC with respect to such shareholder for so long as such shareholder continues to hold the corporation’s stock, regardless of whether such corporation is not classified as a PFIC in any particular taxable year as a result of its gross income or the value of its assets. Accordingly, U.S. Holders should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

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

If a U.S. Holder makes this mark-to-market election, such U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of such U.S. Holder’s ADSs at year end over its basis in those ADSs. In addition, the excess, if any, of such U.S. Holder’s basis in the ADSs over the fair market value of such U.S. Holder’s ADSs at year end is deductible as an ordinary loss in an amount equal to the lesser of (i) the amount of the excess or (ii) the amount of the net mark-to-market gains that have been included in income in prior years by such U.S. Holder. Any gain recognized by such U.S. Holder upon the sale of such U.S. Holder’s ADSs will be taxed as ordinary income in the year of sale. Amounts treated as ordinary income will not be eligible for the preferential tax rate applicable to qualified dividend income or long-term capital gains. A U.S. Holder’s adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

Controlled Foreign Corporation

In 2017, the Tax Cuts and Jobs Act, or the Tax Act eliminated the prohibition on “downward attribution” from non-U.S. persons to U.S. persons under Section 958(b)(4) of the Code for purposes of determining constructive stock ownership under the controlled foreign corporation, or CFC rules. As a result, for taxable years beginning before January 1, 2026, our U.S. subsidiary will be deemed to own all of the stock of our non-U.S. subsidiaries held by the Company for CFC purposes. To the extent a non-U.S. subsidiary is treated as a CFC for any taxable year, each U.S. person treated as a “10% U.S. Shareholder” with respect to such CFC that held our ordinary shares directly or indirectly through non-U.S. entities (including the Company) as of the last day in such taxable year that the subsidiary was a CFC would generally be required to include in gross income as ordinary income its pro rata share of certain investment income of the CFC, regardless of whether that income was actually distributed to such U.S. person (with certain adjustments).

However, the One Big Beautiful Bill Act, or the OBBBA, enacted on July 4, 2025, limited the downward attributions rules by generally reinstating the prohibition on downward attribution while adding a new Code section which would apply the downward attribution rules only in certain situations as discussed below. Accordingly, for taxable years beginning after December 31, 2025, the relevant “downward attribution” rule will no longer apply and our non-U.S. subsidiaries will generally be treated as CFCs only if the Company is treated as a CFC. Accordingly, each 10% U.S. Shareholder that held our ADSs directly or indirectly through one or more non-U.S. entities of a non-U.S. corporation that is a CFC at any time during a taxable year generally would be required to include in gross income as ordinary income its pro rata share of certain investment income of the CFC (with certain adjustments), regardless of whether that income was actually distributed to such U.S. person.

A “10% U.S. Shareholder” of a non-U.S. corporation includes any U.S. person that owns (or is treated as owning) directly, indirectly or constructively, stock of the non-U.S. corporation possessing 10% or more of the total voting power or total value of such non-U.S. corporation’s stock.

An entity treated as a foreign corporation for U.S. federal income tax purposes is generally considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or constructively), in the aggregate, more than 50% of the total combined voting power of all classes of stock of that non-U.S. corporation or more than 50% of the total value of all stock of that non-U.S. corporation. Whether the Company is a CFC for a taxable year will depend upon facts regarding our direct and indirect shareholders, about which we have limited information. Accordingly, no assurance can be provided that the Company will not be a CFC.

For taxable years of non-U.S. corporations beginning after December 31, 2025, a non-U.S. corporation will be treated as a “foreign controlled foreign corporation,” or FCFC, if (1) it is not a CFC and (2) “Foreign Controlled United States Shareholders” (as defined below) collectively own, directly, indirectly through certain entities or constructively (by application of the rules set forth in Section 958(b) of the Code, generally applying to options, family members, partnerships, estates, trusts or corporations, other than Section 958(b)(4) of the Code, generally prohibiting the attribution of stock owned by non-U.S. partners, beneficiaries or shareholders to U.S. partnerships, estates, trusts and corporations, as applicable), more than 50% of the total combined voting power or total value of the corporation’s stock. Under Section 951B(b) of the Code, any United States person (as defined in Section 957(c) of the Code) who owns directly, indirectly through certain entities or constructively (by application of the rules described in the preceding sentence) 50% or more of the total combined voting power or value of all classes of stock of the non-U.S. corporation will be considered to be a “Foreign Controlled United States Shareholder”. In general, the rules described above with respect to U.S. Shareholders of CFCs also apply to Foreign Controlled United States Shareholders of FCFCs.

To the extent that a non-U.S. subsidiary is treated as a CFC and as a PFIC for any taxable year, such non-U.S. subsidiary will be treated as a CFC and not as a PFIC with respect to any 10% U.S. Shareholder. Failure to comply with these reporting and tax paying obligations may subject a 10% U.S. Shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting.

You are strongly urged to consult your own tax advisors to determine whether your ownership of the ADSs will cause you to become a 10% U.S. Shareholder and the impact of such a classification.

Information Reporting Requirements

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs, each such U.S. Holder generally will be required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. Additionally, there are additional reporting requirements if you are a 10% U.S. Shareholder as a result of your ownership of the ADSs, including filing an information return on IRS Form 5471. The failure to file IRS Form 8621 or IRS Form 5471, as applicable, could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs and CFCs are complex. U.S. Holders are urged to consult their tax advisors with respect to the purchase, ownership and disposition of the ADSs, the availability of the mark-to-market election and whether making the election would be advisable in their particular circumstances, CFC ownership rules and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the ADSs.

Taxation of Dividends and Other Distributions on the ADSs

Subject to the discussion above under the heading “—Passive Foreign Investment Company Considerations”, generally the gross amount of distributions made by us, if any, to a U.S. Holder with respect to the ADSs, before reduction for any non-U.S. taxes withheld therefrom, will be includable in gross income as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of any cash distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of such U.S. Holder’s tax basis in its ADSs, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. A dividend in respect of the ADSs will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ADSs applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such reduced rate shall not apply if we are a PFIC for the taxable year in which we pay a dividend or were a PFIC in the preceding taxable year. As indicated in the section titled “Dividend Policy” herein, we intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares.

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

Information Reporting and Backup Withholding

Distributions with respect to ADSs and proceeds from the sale, exchange or disposition of ADSs may be subject to information reporting to the IRS, and possible U.S. backup withholding (currently at a rate of 24%). Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Except as provided otherwise, this summary applies only to persons who are resident in the United Kingdom for tax purposes and who are not resident for tax purposes in any other jurisdiction, and do not have a permanent establishment or fixed base in any other jurisdiction with which the holding of the ADSs is connected. Such persons are referred to herein as U.K. Holders. Persons (a) who are not resident in the United Kingdom for tax purposes, including those individuals and companies who trade in the United Kingdom through a branch, agency or permanent establishment in the United Kingdom to which the ADSs are attributable, or (b) who are resident or otherwise subject to tax in a jurisdiction outside the United Kingdom, are recommended to seek the advice of professional advisers in relation to their taxation obligations.

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

Potential investors in ADSs should satisfy themselves prior to investing as to the overall tax consequences, including, specifically, the consequences under U.K. tax law and HMRC practice of the acquisition, ownership and disposal of ADSs in their own particular circumstances by consulting their own tax advisers. In particular, non-U.K. resident persons are advised to consider the potential impact of any relevant double taxation agreements.

Taxation of dividends

Withholding Tax. Dividend payments in respect of ADSs or ordinary shares may be made without withholding or deduction for or on account of U.K. tax.

United Kingdom Income Tax. An individual U.K. Holder (being an individual who is resident for tax purposes in the United Kingdom) who receives a dividend from the company will generally be subject to income tax on the dividend. For the tax year 2025/2026, an individual U.K. Holder will generally pay income tax at a rate of 0% on the first £500 of dividends received by such U.K. Holder. Dividend income taxed at 0% will be taken into account in determining the rate at which income in excess of this tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed. This is not expected to change for the tax year 2026/2027.

An individual U.K. Holder who is subject to income tax at the basic rate will be liable to tax on the dividend at the marginal rate of 8.75% for the tax year 2025/2026 (this will increase to 10.75% for the tax year 2026/2027). An individual U.K. Holder who is subject to income tax at the higher rate (but not the additional rate) will be liable to income tax on the dividend at the current rate of 33.75% for the tax year 2025/2026 to the extent that such sum, when treated as the top slice of that holder’s income, exceeds the threshold for higher rate income tax. This rate will increase to 35.75% for the tax year 2026/2027.

An individual U.K. Holder liable to income tax at the additional rate will be subject to income tax on the dividend at the rate of 39.35% to the extent that the holder’s income (including the dividend) exceeds the threshold for the additional rate. This rate is expected to apply for both tax years 2025/2026 and 2026/2027.

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

United Kingdom Corporation Tax. A U.K. Holder within the charge to U.K. corporation tax may be entitled to exemption from U.K. corporation tax in respect of dividend payments. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, United Kingdom corporation tax will be chargeable on the amount of any dividends. The main rate of United Kingdom corporation tax for the 2025/2026 corporation tax year is 25% for U.K. corporations (or corporate groups) with annual profits of £250,000 or higher. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

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

Taxation of Disposals

U.K. Holders. A disposal or deemed disposal of ADSs by an individual U.K. Holder may (depending on the individual circumstances) give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of ADSs are the extent to which the U.K. Holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual allowance of tax-free gains in that tax year, or the Annual Exemption. The Annual Exemption for the 2025/2026 tax year is £3,000. If, after all allowable deductions, an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of ADSs, the current applicable rate is 24%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and, after all allowable deductions, liable to U.K. capital gains tax on such disposal the current applicable rate is 18%, save to the extent that any capital gains exceed the unused basic rate tax band. In that case the current rate applicable to the excess is 24%.

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

Stamp Duty and Stamp Duty Reserve Tax

The statements below in relation to U.K. stamp duty and stamp duty reserve tax, or SDRT, apply irrespective of whether the relevant holder of ADSs is resident in the United Kingdom.

As confirmed in the Finance (No. 2) Bill 2025-26 published in December 2025, the U.K. Government intends to modernize the current stamp taxes on shares framework by replacing the current dual system of stamp duty and stamp duty reserve tax with a single, digital, self-assessed tax on securities, with implementing Regulations to be published in due course and changes expected to take effect in 2027. Although the U.K. Government has indicated that the reform is not intended to alter the circumstances in which stamp taxes will apply to share transactions, it is possible that the introduction of a new stamp tax regime in the U.K. may have an impact on the extent to which holders of ADSs may be subject to U.K. stamp taxes.

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

An agreement to transfer ordinary shares outside a depositary receipt system or a clearance service will, subject to any applicable exemptions, generally give rise to a liability on the purchaser to SDRT at the rate of 0.5% of the amount or value of the consideration. Such SDRT is payable on the seventh day of the month following the month in which the charge arises, but where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, (i) any SDRT that has not been paid ceases to be payable, and (ii) any SDRT that has been paid may be recovered from HMRC, generally with interest.

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

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-732-0330. In addition, the SEC maintains a website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

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

Interest Rate Risk

As of December 31, 2025, the Company had cash and cash equivalents of £24.3 million (2024: £6.7 million). Exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates. The Company’s surplus cash and cash equivalents are invested in interest-bearing accounts and certificates of deposit from time to time which earn interest at fixed or variable rates based on the terms agreed for each account. The Company has not entered into investments for trading or speculative purposes.

An increase in the bank interest rates by 0.5 percentage points would increase the net annual interest income applicable to the cash and cash equivalents held on variable and short-term fixed rate deposits by £0.1 million (2024: £14,000).

Currency Risk

The Company’s functional currency is U.K. pounds sterling, and our transactions are commonly denominated in that currency. However, a portion of expenses are incurred in other currencies, primarily U.S. dollars, and are exposed to the effects of this exchange rate.

Although the Company is based in the United Kingdom, it sources active pharmaceutical ingredient, raw materials, research and development, manufacturing, consulting and other services worldwide, including from the United States, the European Union and India. Any weakening of the pound sterling against the currencies of such other jurisdictions makes the purchase of such goods and services more expensive for the Company. The Company seeks to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. The Company thus holds a significant portion of cash and cash equivalents in U.S. dollars and reports the impact of exchange rates movements on these balances. The Company does not use derivative instruments to manage exchange rate exposure. A 1% increase in the value of the pound sterling relative to the U.S. dollar would decrease the carrying value of net financial assets and liabilities in foreign currencies at December 31, 2025 by £0.2 million (2024: £4,000 increase).

For additional information about our quantitative and qualitative risks, see Note 19 to the consolidated financial statements included elsewhere in this Annual Report.

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

Our management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, as at December 31, 2025. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as at December 31, 2025.

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

Item 16A. Audit Committee Financial Expert

Our Audit Committee is comprised of two of our non-executive directors, Martin Mellish and Cyrille Leperlier, and each of these members is an “independent director” as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market. Mr. Mellish serves as chair of this committee, a role he assumed in March

2025. Our board of directors has determined that Mr. Mellish is an “audit committee financial expert” as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002.

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

Ernst & Young LLP has served as our independent registered public accountant for each of the years ended December 31, 2023, December 31, 2024, and December 31, 2025 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees billed to us, including some of our subsidiaries, for services rendered by Ernst & Young LLP.

	Year ended December 31,
	2025	2024
	(in thousands)
Audit Fees	£377	£414
Audit-Related Fees (1)	110	65
Total	£487	£479

(1)
Audit-Related Fees are primarily for services related to the Company’s SEC filings.

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

Item 16F. Change in the Registrant’s Certifying Accountant

Not Applicable.

Item 16G. Corporate Governance

As a “foreign private issuer,” as defined by the SEC, although we are permitted to follow certain corporate governance practices of England and Wales, instead of those otherwise required under The Nasdaq Stock Market, or Nasdaq, for domestic issuers, we intend to follow the Nasdaq corporate governance rules applicable to foreign private issuers. While we voluntarily follow most Nasdaq corporate governance rules, we intend to take advantage of the following limited exemptions:

•
Exemption from filing quarterly reports on Form 10-Q or providing current reports on Form 8-K disclosing significant events within four days of their occurrence.

•
Exemption from Section 16 (b) and (c) of the Exchange Act regarding sales of ordinary shares by insiders, which will provide less data in this regard than is required for U.S. companies that are subject to the Exchange Act.
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
•
Exemption from the requirements that director nominees are selected, or recommended for selection, by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.
•
Exemption from Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under U.K. law given our Articles of Association provide quorum requirements that are generally applicable to meetings of shareholders.
•
Exemption from Nasdaq Rule 5635, which generally requires an issuer to seek shareholder approval in connection with certain issuances of securities, including (a) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Nasdaq Listing Rule 5635(a)); (b) issuances or potential issuances that will result in a change of control of the Company (Nasdaq Listing Rule 5635(b)); (c) issuances in connection with equity compensation arrangements (Nasdaq Listing Rule 5635(c)); and (d) issuances in transactions, other than public offerings, involving the sale, issuance or potential issuance by the Company of shares (or securities convertible into or exercisable for shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the shares (Nasdaq Listing Rule 5635(d)). We intend to follow the requirements of the Companies Act 2006 with respect to any requirement to obtain shareholder approval to authorize our directors to allot shares and to disapply statutory pre-emption rights prior to any issuances of equity securities.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to U.K. requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers as set forth in the prior sentence. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

Because we are a foreign private issuer, our directors and senior management are subject to the reporting requirements of Section 16(a) of the Exchange Act and Section 13 of the Exchange Act (as applicable), but they are not subject to the short-swing profit recovery provisions of Section 16(b) or the short-sale restrictions of Section 16(c) of the Exchange Act.

Item 16H. Mine Safety Disclosure

Not Applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 16J. Insider Trading Policies

In December 2025, our board of directors adopted our Insider Trading Policy, which governs the purchase, sale, and other dispositions of our securities by directors, officers, employees, and consultants. Prior to adopting our current Insider Trading Policy, we initially adopted our Insider Trading Policy in November 2023 and updated our Insider Trading Policy in March 2025. Our Insider Trading Policy is designed to promote compliance with insider trading laws and rules and regulations, and any listing standards applicable to us. Each of our directors, officers, employees, and consultants is expected to review and to comply with the terms of the Insider Trading Policy. A copy of our Insider Trading Policy is filed as an exhibit to this Annual Report.

Item 16K. Cybersecurity

We recognize the critical importance of maintaining the trust and confidence of patients, business partners and employees toward our business and are committed to protecting the confidentiality, integrity and availability of our business operations and systems. Our board of directors is actively involved in oversight of our risk management activities, and cybersecurity represents an important element of our overall approach to risk management. Our cybersecurity policies, standards, processes and practices are based on recognized frameworks established by the United Kingdom National Cyber Security Centre, or NCSC, and other applicable industry standards. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Cybersecurity Risk Management and Strategy: Effect of Risk

We face risks related to cybersecurity such as unauthorized access, cybersecurity attacks and other security incidents, including those perpetrated by hackers and the unintentional damage or disruption to hardware and software systems, loss of data, and misappropriation of confidential information. To identify and assess material risks from cybersecurity threats, we maintain a comprehensive cybersecurity program and have implemented a Cyber Security Management Team, or CSMT, to ensure our systems are effective and prepared for information security risks, including regular oversight of our programs for security monitoring for internal and external threats to ensure the confidentiality and integrity of our information assets. The CSMT consists of our Director of Operations, Interim Chief Financial Officer, and Chief Operating Officer.

We consider risks from cybersecurity threats alongside other company risks as part of our overall risk assessment process. We employ a range of tools and the services of third-party service providers, including vulnerability assessments, to inform our risk identification and assessment. As discussed in more detail under “Cybersecurity Governance; Management” below, our Audit Committee of our board of directors provides oversight of our CSMT, which leads and conducts our cybersecurity risk management and strategy processes.

We also identify our cybersecurity threat risks by comparing our processes to standards set by the NCSC, as well as by engaging experts to attempt to infiltrate our information systems and conduct risk management assessments. To provide for the availability of critical data and systems, maintain regulatory compliance, manage our material risks from cybersecurity threats, and protect against and respond to cybersecurity incidents, we undertake the following activities:

•
monitor emerging data protection, cybersecurity and incident reporting laws and implement changes to our processes that are designed to comply with such laws;
•
maintain threat analysis and apply it to our network and information systems, anticipating and mitigating attack methods through documented, intelligence-driven risk management to ensure compliance and resilience across our essential functions;
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
•
monitor the security status of network and information systems and proactively seek to detect, within networks and information systems, adverse activity affecting, or with the potential to affect, the operation of essential functions;

•
implement an incident notification and response process to help us identify, protect, detect, respond and recover when there is an actual or potential cybersecurity incident;
•
employ a software patch and vulnerability management program, including software updates, computer back-up processes, information technology support and regular third-party vulnerability scans; and
•
ensure our software suppliers follow secure development frameworks, maintain full transparency and monitoring of all components, safeguard development environments, apply threat-informed practices such as threat modeling, and guarantee the authenticity and integrity of all software and updates.

Our incident response plan coordinates the activities we undertake to prepare for, detect, respond to and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate damage to our business and reputation.

As part of the above processes, we regularly engage with consultants and other third parties, including regular third-party review of our cybersecurity program to help identify areas for continued focus, improvement and compliance.

Our processes to address cybersecurity threat risks associated with our use of third-party service providers, including our suppliers and manufacturers who have access to patient and employee data or our systems, include requiring those third parties that could introduce significant cybersecurity risk to us to agree by contract to manage their cybersecurity risks in specified ways, including with respect to processing and transferring personal and patient data. We conduct due diligence to identify key third-party service providers’ cybersecurity protocols.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the headings “Our proprietary information, or that of our suppliers and any future collaborators, may be lost or we may suffer security breaches,” “We face regulation and potential liability related to the privacy of personal data, including health information we obtain from clinical trials sponsored by us or our collaborators,” and “Our business and operations could suffer in the event of information technology and other internal infrastructure system failures,” which disclosures are incorporated by reference herein.

We have not experienced any material cybersecurity incidents and we have not incurred any expenses in relation to cybersecurity incidents. This includes penalties and settlements, of which there were none.

Cybersecurity Governance: Management

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

At least quarterly, our Audit Committee receives an update from our CSMT of our cybersecurity threat risk management and strategy processes covering topics such as data security posture, any results from third-party assessments, progress towards pre-determined risk-mitigation-related goals, our incident response plan, and material cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to such risks. In such sessions, our Audit Committee generally receives materials that include current and emerging material cybersecurity threat risks, describing our ability to mitigate those risks, as well as recent developments, evolving standards, technological developments and information security considerations arising with respect to our peers and third parties. Our Audit Committee and executive management also receive prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed.

Members of our Audit Committee and board of directors are also encouraged to regularly engage in conversations with executive management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs. Material cybersecurity threat risks are also considered during separate board of directors’ meeting discussions of important matters like enterprise risk management, operational budgeting, business continuity planning, mergers and acquisitions, brand management, and other relevant matters.

Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our CSMT, which consists of our Director of Operations, Interim Chief Financial Officer, and Chief Operating Officer. Such individuals have collectively over 16 years of prior work experience in various roles involving managing information security, developing cybersecurity strategies, implementing effective information and cybersecurity programs. These team members are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan. As discussed above, these management team members report to the Audit Committee of our board of directors and executive management about cybersecurity threat risks, among other cybersecurity related matters, on a quarterly basis.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19. Exhibits

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Association of the registrant	Form F-1	333-286716	3.1	04/25/2025

2.1	Amended and Restated Deposit Agreement by and among the registrant and Citibank, N.A. and all Holders and Beneficial Owners of ADSs issued hereunder, dated as of May 7, 2025	Form F-3/A	333-281576	4.2	06/18/2025

2.2*

Amendment No. 1 to Amended and Restated Deposit Agreement, by and among the registrant, Citibank, N.A.and all Holders and Beneficial Owners of American Depositary Shares issued thereunder, dated as of August 11, 2025

2.3*	Form of American Depositary Receipt (included in Exhibit 2.2)

4.1	Registration Rights Agreement by and among the registrant and the investors named therein, dated as of September 20, 2017	Form 20-F	001-38215	4.1	03/22/2018

4.2#	2009 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.1	09/18/2017

4.3#	2012 Share Option Scheme (as amended) and form of option agreements thereunder	Form F-1/A	333-220321	10.2	09/18/2017

4.4#*	2016 Share Option Scheme (as amended) and form of option agreements thereunder

4.5#*	2020 Long-Term Incentive Plan, as amended and form of option agreement thereunder

4.6#	2020 Company Share Option Plan	Form S-8	333-227624	10.2	08/19/2020

4.7†	Variation Agreement, dated March 15, 2012, by and between the registrant and Cardiff ProTides Limited and the related Side Letter, dated May 15, 2012	Form F-1/A	333-220321	10.5	09/18/2017

4.8†	Assignment, License and Collaboration Agreement, dated October 13, 2009, by and between the registrant and Cardiff ProTides Limited	Form F-1/A	333-220321	10.6	09/18/2017

4.9†	Patent Assignment Agreement, dated March 15, 2012, by and between the registrant and Cardiff ProTides Limited	Form F-1/A	333-220321	10.7	09/18/2017

4.10†	Research, Collaboration and License Agreement, dated December 21, 2017, by and between the registrant, Cardiff University and University College Cardiff Consultants Ltd, as amended by Amendment No. 1, dated February 1, 2018	Form 20-F	001-38215	4.10	03/22/2018

4.11+	Amendment No. 4, dated February 20, 2020, to Research, Collaboration and License Agreement dated December 21, 2017, by and between the registrant, Cardiff University and University College Cardiff Consultants Ltd	Form 20-F	001-38215	4.11	03/10/2020

4.12+	Amendment No. 5, dated December 11, 2020, to Research, Collaboration and License Agreement dated	Form 20-F	001-38215	4.12	03/04/2021

	December 21, 2017, by and between the registrant, Cardiff University and University College Cardiff Consultants Ltd

4.13	Lease between the registrant and Drum Income Plus Limited, dated September 21, 2017	Form 20-F	001-38215	4.11	03/22/2018

4.14#	Form of Deed of Indemnity for directors and officers	Form F-1/A	333-2220321	10.10	09/18/2017

4.15	Description of securities of the registrant	Form 20-F	001-38215	4.14	03/10/2020

4.16	Minute of Variation between the registrant and Custodian REIT PLC, dated October 27, 2022	Form 20-F	001-38215	4.16	03/20/2025

4.17*	Minute of Variation between the registrant and Custodian REIT PLC, dated October 30, 2025

4.18	Sales Agreement, dated June 27, 2025, by and among the Company, A.G.P./Alliance Global Partners and Laidlaw & Company (UK) Ltd.	Form 6-K	001-38215	1.1	06/30/2025

8.1	List of subsidiaries of the registrant	Form F-1/A	333-220321	21.1	09/01/2017

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1*	Section 1350 Certification of Principal Executive Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2*	Section 1350 Certification of Principal Financial Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young LLP

19.1*	Insider Trading Policy

97.1	Clawback Policy, adopted by the registrant on December 1, 2023	Form 20-F	001-38215	97.1	03/20/2025
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
Date: March 19, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NuCana plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of NuCana plc (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with U.K. adopted international accounting standards.

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

Recognition of clinical trial investigator fees

Description of the Matter

At December 31, 2025, the Company has recognized accruals for clinical trial investigator fees of £2.4 million, within the total of £2.4 million of accruals for clinical trial expenses. As disclosed in note 2 of the consolidated financial statements, the Company recognizes within clinical trial expenses, investigator fees for clinical trials in the statement of operations in the period in which they are incurred, which depends on management’s assessment of the progress of clinical trials at the period end.

Auditing the accounting for clinical trial investigator fees was challenging, due to the judgement and subjectivity involved in management’s assessment of the investigator fees incurred relative to the progress of clinical trials, specifically activities conducted by third-party service providers, activities conducted by management, and the evaluation of the completeness and accuracy of the data used to estimate the related accruals.

How we addressed the matter in our audit

To assess the accounting for clinical trial investigator fees, our audit procedures included, among others, testing the completeness and accuracy of underlying data used by management to estimate investigator fees incurred, by inspecting the related contracts and amendments to the contracts with third-party service providers and comparing the contracted rates to those applied in management’s estimate. In order to assess the progress of clinical trial activities at the period end, our procedures included inquiry of research and development personnel, including the Chief Operating Officer, regarding such progress and comparing to third-party reports detailing the progress of clinical trials. We considered the consistency of materials reviewed by the Board of Directors regarding the status of clinical trial progress with the judgements applied by management. We also inspected invoices received from third-party service providers and compared payments made after December 31, 2025, to the accruals for clinical trial investigator expenses as at December 31, 2025.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2014.

Edinburgh, United Kingdom

March 19, 2026

NUCANA PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,

	Notes	2025	2024	2023
		(in thousands, except per share data)
		£	£	£
Research and development expenses		(12,737)	(18,017)	(25,062)
Administrative expenses		(8,096)	(4,988)	(6,063)
Impairment of intangible assets		—	(33)	(503)
Other income	4	841	—	—
Net foreign exchange (losses) gains		(118)	229	(1,156)
Operating loss		(20,110)	(22,809)	(32,784)
Other income	4	1,851	—	—
Finance income		386	358	754
Finance expense	5	(12,648)	—	—
Loss before tax	7	(30,521)	(22,451)	(32,030)
Income tax credit	9	1,168	3,454	4,398
Loss for the year attributable to equity holders of the Company		(29,353)	(18,997)	(27,632)

Basic and diluted loss per ordinary share	6	(0.00)	(0.26)	(0.53)

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

YEAR ENDED DECEMBER 31,

	Notes	2025	2024	2023
		(in thousands)
		£	£	£
Loss for the year		(29,353)	(18,997)	(27,632)
Other comprehensive (expense) income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(61)	15	(41)
Other comprehensive (expense) income for the year		(61)	15	(41)
Total comprehensive loss for the year		(29,414)	(18,982)	(27,673)
Attributable to:
Equity holders of the Company		(29,414)	(18,982)	(27,673)

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT DECEMBER 31,

	Notes	2025	2024
		(in thousands)
		£	£
ASSETS
Non-current assets
Intangible assets	10	2,198	2,199
Property, plant and equipment	11	658	197
Deferred tax asset	9	117	113
		2,973	2,509
Current assets
Prepayments, accrued income and other receivables	12	849	922
Current income tax receivable	9	1,761	4,594
Cash and cash equivalents	18	24,251	6,749
		26,861	12,265

Total assets		29,834	14,774

EQUITY AND LIABILITIES
Capital and reserves
Share capital and share premium	13	189,586	151,827
Other reserves	14	87,075	78,421
Accumulated deficit		(252,334)	(224,294)
Total equity attributable to equity holders of the Company		24,327	5,954

Non-current liabilities
Provisions		58	37
Lease liabilities	16	656	117
		714	154

Current liabilities
Trade payables		522	2,705
Payroll taxes and social security		99	134
Accrued expenditure		4,152	5,714
Lease liabilities	16	20	73
Provisions		—	40
		4,793	8,666

Total liabilities		5,507	8,820

Total equity and liabilities		29,834	14,774

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31,

	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2023	2,095	141,108	(339)	33,701	44	42,466	(180,573)	38,502
Loss for the year	—	—	—	—	—	—	(27,632)	(27,632)
Other comprehensive expense for the year	—	—	—	—	(41)	—	—	(41)
Total comprehensive loss for the year	—	—	—	—	(41)	—	(27,632)	(27,673)
Share-based payments	—	—	—	3,857	—	—	—	3,857
Exercise of share options	3	1	—	(277)	—	—	261	(12)
Lapse of share options	—	—	—	(238)	—	—	238	—
Issue of share capital	16	233	—	—	—	—	—	249
Share issue expenses	—	(36)	—	—	—	—	—	(36)
Balance at December 31, 2023	2,114	141,306	(339)	37,043	3	42,466	(207,706)	14,887
Loss for the year	—	—	—	—	—	—	(18,997)	(18,997)
Other comprehensive income for the year	—	—	—	—	15	—	—	15
Total comprehensive loss for the year	—	—	—	—	15	—	(18,997)	(18,982)
Share-based payments	—	—	—	1,646	—	—	—	1,646
Exercise of share options	6	1	—	(330)	—	—	326	3
Lapse of share options	—	—	—	(2,083)	—	—	2,083	—
Issue of share capital	3,561	5,168	—	—	—	—	—	8,729
Share issue expenses	—	(329)	—	—	—	—	—	(329)
Balance at December 31, 2024	5,681	146,146	(339)	36,276	18	42,466	(224,294)	5,954
Loss for the year	—	—	—	—	—	—	(29,353)	(29,353)
Other comprehensive expense for the year	—	—	—	—	(61)	—	—	(61)
Total comprehensive loss for the year	—	—	—	—	(61)	—	(29,353)	(29,414)
Share-based payments	—	—	—	10,028	—	—	—	10,028
Exercise of share options	1	—	—	(43)	—	—	43	1
Lapse of share options	—	—	—	(1,270)	—	—	1,270	—
Issue of share capital	4,927	15,258	—	—	—	—	—	20,185
Exercise of warrants	3,731	15,188	—	—	—	—	—	18,919
Share issue expenses	—	(1,346)	—	—	—	—	—	(1,346)
Balance at December 31, 2025	14,340	175,246	(339)	44,991	(43)	42,466	(252,334)	24,327

The accompanying notes form an integral part of these consolidated financial statements.

NUCANA PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31,

	2025	2024	2023
	(in thousands)
	£	£	£
Cash flows from operating activities
Loss for the year	(29,353)	(18,997)	(27,632)
Adjustments for:
Income tax credit	(1,168)	(3,454)	(4,398)
Amortization and depreciation	274	522	575
Impairment of intangible assets	—	33	503
Movement in provisions	(40)	10	(4,109)
Finance income	(386)	(358)	(754)
Finance expense	12,648	—	—
Interest expense on lease liabilities	20	17	29
Share-based payments	10,028	1,646	3,857
Net foreign exchange losses (gains)	194	(369)	1,176
	(7,783)	(20,950)	(30,753)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	109	1,737	1,234
Decrease in trade payables	(2,183)	(670)	(1,428)
Decrease in payroll taxes, social security and accrued expenditure	(1,598)	(3,250)	(1,087)
Movements in working capital	(3,672)	(2,183)	(1,281)
Cash used in operations	(11,455)	(23,133)	(32,034)
Net income tax received	3,988	4,015	5,595
Net cash used in operating activities	(7,467)	(19,118)	(26,439)
Cash flows from investing activities
Interest received	352	372	770
Payments for property, plant and equipment	—	(4)	(4)
Payments for intangible assets	(193)	(289)	(474)
Repayment of other assets	—	—	2,596
Net cash from investing activities	159	79	2,888
Cash flows from financing activities
Payments for lease liabilities	(54)	(223)	(270)
Proceeds from exercise of share options	1	7	4
Proceeds from issue of share capital	20,185	8,729	249
Proceeds from exercise of warrants	4,436	—	—
Proceeds from issue of warrants	4,439	—	—
Payment for cancellation of warrants	(2,655)	—	—
Share issue expenses	(1,346)	(329)	(36)
Net cash from (used in) financing activities	25,006	8,184	(53)
Net increase (decrease) in cash and cash equivalents	17,698	(10,855)	(23,604)
Cash and cash equivalents at beginning of year	6,749	17,225	41,912
Effect of exchange rate changes on cash and cash equivalents	(196)	379	(1,083)
Cash and cash equivalents at end of year	24,251	6,749	17,225

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

The Company has three wholly owned subsidiaries, NuCana Limited, NuCana, Inc. and NuCana BioMed Trustee Company Limited. The financial statements for the Company were authorized for issue by the board of directors on March 19, 2026.

2. Material accounting policies

Basis of preparation

The financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with U.K. adopted international accounting standards.

The Company’s financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2025. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

Going concern

The Company’s consolidated financial statements have been presented on the basis that it is a going concern. The Company has not generated any revenues from operations to date and does not expect to in the foreseeable future. As such, the Company has incurred recurring net losses, has an accumulated deficit totaling £252.3 million and cash flows used in operating activities of £7.5 million as of and for the year ended December 31, 2025. The Company had £24.3 million of cash and cash equivalents at December 31, 2025.

In reviewing the going concern assessment the Company’s board of directors have considered a going concern period of 12-months from the issuance of these financial statements. Based on our current operating budgets and development plans, our cash and cash equivalents on hand will be sufficient to fund our anticipated operations for the entirety of the going concern assessment period. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements.

As the Company continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialization of its product candidates and achieving a level of revenues adequate to support its cost structure. The Company may never achieve profitability, and unless and until it does, it will continue to need additional capital beyond the going concern assessment period. The Company may also need to raise additional funds if it chooses to expand its current development program. There can be no assurances, however, that additional funding will be available on acceptable terms.

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

Valuation of warrants

Significant judgement was required in determining the classification and fair value measurement of the pre-funded warrants, Series A warrants, and Series B warrants issued in connection with the registered direct offering in May 2025. Management concluded that the warrants should be classified as derivative financial liabilities under IAS 32, as they do not meet the “fixed-for-fixed” equity classification criteria. This is due to certain features such as reset mechanisms, the “zero exercise price” option attached to the warrants, and the fact that the warrants are denominated in U.S. dollars while the Company’s functional currency is pounds sterling.

Taxation

Management judgement is required to determine the amount of deferred tax assets that should be recognized, based upon the likely timing and level of future taxable profits. Further details are contained in Note 9.

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

Accruals for clinical trial expenses, including estimated amounts recognized consistent with the above policy, were £2.4 million at December 31, 2025 as compared to £4.9 million at December 31, 2024. This includes accruals for investigator fees of £2.4 million at December 31, 2025 as compared to £3.9 million at December 31, 2024.

Prepayments for clinical trial expenses, including estimated amounts recognized consistent with the above policy, were £0.4 million at December 31, 2025 as compared to £0.4 million at December 31, 2024. These amounts include sums that are expected to be utilized over the period of the associated trials, which in some cases could be greater than one year.

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

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Material accounting policies (continued)

Accruals for contracted manufacturing expenses, including estimated amounts recognized consistent with the above policy, were £0.1 million at December 31, 2025 as compared to £0.1 million at December 31, 2024.

Prepayments for contracted manufacturing expenses, including estimated amounts recognized consistent with the above policy, were £nil at December 31, 2025 as compared to £nil at December 31, 2024.

Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share option, historical volatility of the share price, dividend yield and assumptions about them, and the actual market value of an ordinary share in the Company at the date of grant. For the measurement of the fair value of equity-settled transactions at the grant date, the Company uses the Black-Scholes model. The assumptions used for estimating fair value for share-based payment transactions are detailed in Note 15.

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

Depreciation is provided on property, plant and equipment over their expected useful economic life as follows:

Asset class	Depreciation method and period
Office and computer equipment	Straight-line over 3 years
Fixtures and fittings	Straight-line over 5 years, or, for non-removable items, the remaining term of an associated lease, whichever is shorter
Right of use assets	Straight-line over the lease terms, or the estimated useful lives of the assets, whichever is shorter

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

Right of use assets

The Company recognizes right of use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets, which relate solely to office space, are depreciated on a straight-line basis over the shorter of the lease terms, or the estimated useful lives of the assets.

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

Refer to Note 16 for information on potential future rental payments relating to periods following the exercise date of extension options that are not included in the lease liability.

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

Under IFRS 2 Share-based Payment, equity share-based payments are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of fair value of equity settled share-based transactions are set out in Note 15.

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

Derivative financial liabilities – Warrants

Warrants issued by the Company in connection with the registered direct offering in May 2025 are classified as derivative financial liabilities when they do not meet the criteria for equity classification under IAS 32 Financial Instruments: Presentation. In particular, the warrants issued in May 2025 contained terms such as an exercise price denominated in US dollars, price reset features, and a “zero exercise price” and “cashless exercise” option. These features result in the warrants not meeting the “fixed-for-fixed” requirement for equity classification, and therefore they are accounted for as derivative financial liabilities.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Material accounting policies (continued)

Derivative financial liabilities are initially recognized at fair value on the date of issuance. Transaction costs directly attributable to the issuance of financial liabilities measured at fair value through profit or loss are expensed immediately in the consolidated statements of operations. Warrants are subsequently re-measured at fair value at each reporting date, with changes in fair value recognized as a gain or loss within the consolidated statements of operations.

For warrants that are exercised, the liability is firstly re-measured at fair value immediately prior to exercise with the change in fair value recognized as a gain or loss within the consolidated statements of operations. The liability is then derecognized, and the corresponding amount credited to equity. Amounts above the nominal value of the shares issued are credited to share premium. Where warrants are cancelled for cash, the liability is derecognized upon settlement and the cash payment recognized as an extinguishment of the liability.

The fair value of warrants is determined using appropriate valuation techniques, which may include observable market data where available or option pricing models such as Black-Scholes, depending on the terms of the instruments.

ADR depository contributions

The Company participates in an American Depository Receipts ("ADR") program as part of its Nasdaq listing. Under the terms of the program, the depositary may reimburse the Company for certain program-related expenses by making available a portion of the ADS fees charged to ADR holders or otherwise, upon such terms as agreed between the Company and the depositary. Contributions received from the depositary are recognized as income when the Company becomes entitled to receive them, measured at the spot exchange rate on the date of recognition in accordance with IAS 21. The contribution received in 2025 relating to the ADS ratio change in August 2025 is classified as other income within the statement of operations, as it did not represent revenue from ordinary activities and it was not a direct reimbursement of specific invoices. The Company’s ordinary share capital was unaffected by the ratio change and the ratio change had no impact on an ADS holder’s proportional equity interest in the Company and is not considered to be an equity contribution from ADS holders. The Company has additionally considered the potential for any repayment of the contribution received to be remote based on its interpretation of the agreements in place.

Insurance proceeds

The Company is the policyholder and beneficiary of a key person insurance policy. Proceeds received under the policy are recognized as income when realization is virtually certain, in line with IAS 37. Such proceeds are presented as other income given their non-recurring nature. Any interest element included in the settlement is presented separately as finance income in accordance with IFRS 9.

Accounting Standards

In preparing these financial statements, the Company has applied all relevant IAS, IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations as of the date of approval of these financial statements and which are mandatory for the financial year ended December 31, 2025.

The following amendment has been adopted as of January 1, 2025 in these financial statements:

•
Amendments to IAS 21 Lack of Exchangeability (effective from January 1, 2025)

The Company concluded that this amendment did not have a material impact on the Company’s accounts in the period of initial application, but may impact the accounting for future transactions.

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
IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective from January 1, 2027)

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Material accounting policies (continued)

•
Amendments to IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments (effective from January 1, 2026)
•
Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity (effective from January 1, 2026)
•
Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective from January 1, 2027)
•
Amendments to IAS 21 - Translation to a Hyperinflationary Presentation Currency (effective from January 1, 2027)

The Company will adopt the above standards and amendments on their effective date. The Company has reviewed the above standards and amendments and considers that, other than IFRS 18, they either do not apply to the Company or will not have a material impact in future periods. IFRS 18 introduces new requirements for the presentation and disclosure of financial information, and the Company is in the process of evaluating the potential impact of its adoption on the consolidated financial statements.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Staff costs

Included in research and development expenses:

	2025	2024	2023
	(in thousands)
	£	£	£
Wages and salaries	3,203	3,391	4,530
Social security costs	394	376	516
Pension costs	142	205	210
Share-based payments	7,083	1,181	2,551
	10,822	5,153	7,807

Included in administrative expenses:

	2025	2024	2023
	(in thousands)
	£	£	£
Wages and salaries	1,088	1,247	1,500
Social security costs	159	116	160
Pension costs	41	44	46
Share-based payments	2,946	465	1,306
	4,234	1,872	3,012

Total employee benefit expense	15,056	7,025	10,819

The average number of staff employed under contracts of service were:

	2025	2024	2023
	(number)
Research and development activities	11	20	23
Administrative activities	5	6	6
	16	26	29

Directors’ remuneration & other benefits

	2025	2024	2023
	(in thousands)
	£	£	£
Directors’ remuneration	1,254	903	1,216
Pension and other benefits	65	64	61
	1,319	967	1,277

The number of directors who exercised share options in 2025 was 1 (2024: 2; 2023: 2). The gain on exercise of these options was £nil (2024: £2,000; 2023: £8,000).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Staff costs (continued)

The above amounts for remuneration include the following in respect of the highest paid director:

	2025	2024	2023
	(in thousands)
	£	£	£
Directors’ remuneration	1,026	597	913
Pension and other benefits	65	64	61
	1,091	661	974

4. Other income

	2025	2024	2023
	(in thousands)
	£	£	£

Other income:
Insurance proceeds	841	—	—
ADR depositary contribution	1,851	—	—
Total other income	2,692	—	—

Insurance proceeds represent a one-off payout under a key person policy and is presented within operating loss in the statement of operations. ADR depositary contribution relates to an amount received from the ADR depositary in relation to the ADS ratio change completed in August 2025 and is presented within loss before tax in the statement of operations. The ADR depositary contribution represents a cash receipt received from the ADR depositary.

5. Finance expense

	2025	2024	2023
	(in thousands)
	£	£	£

Revaluation loss from derivative financial instruments	(12,648)	—	—
	(12,648)	—	—

The non-cash revaluation loss from derivative financial instruments of £12.6 million relates to the fair value remeasurement of Series A and Series B warrants, as set out in Note 20.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. Basic and diluted loss per ordinary share

	2025	2024	2023
	(in thousands, except per share data)
	£	£	£
Loss for the year	(29,353)	(18,997)	(27,632)
Basic and diluted weighted average number of ordinary shares	11,231,520	74,191	52,573

	£	£	£
Basic and diluted loss per ordinary share	(0.00)	(0.26)	(0.53)

Basic loss per ordinary share is calculated by dividing the loss for the year attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

The potential ordinary shares issued through equity-settled transactions were considered to be anti-dilutive as they would have decreased the loss per ordinary share and were therefore excluded from the calculation of diluted loss per ordinary share.

7. Loss before tax

Loss before tax is stated after charging:

	2025	2024	2023
	(in thousands)
	£	£	£
Administrative expenses:
Amortization	195	185	208
Depreciation	79	337	367

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. Capital commitments and contingencies

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

8. Capital commitments and contingencies (continued)

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

Other contingent liabilities

Under the U.K. share-based payment plan, the Company granted unapproved share options that have fully vested. If and when these share options are exercised, the Company will be liable for the Employer Class 1 National Insurance payable to HMRC in the U.K. This contingent liability will be determined based on the market value of the shares on exercise less the exercise price paid by the option holders, at the prevailing rate of Employer National Insurance (currently 15%). Based on the closing share price of ADSs on the Nasdaq Capital Market on December 31, 2025, the last trading day of the period to which these financial statements relate, and assuming full exercise of all outstanding and vested unapproved share options on that date, the Employer National Insurance contingent liability would have been £27,000 (December 31, 2024: £nil).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Income tax credit

The major components of income tax for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(in thousands)
	£	£	£
Current tax:
In respect of current year U.K.	1,279	3,592	4,558
In respect of current year U.S.	—	—	(1)
In respect of prior years U.K.	(123)	(106)	(206)
Total current tax	1,156	3,486	4,351

Deferred tax:
In respect of current year U.S.	12	(32)	48
In respect of prior years U.S.	—	—	(1)
Total deferred tax	12	(32)	47

Income tax credit	1,168	3,454	4,398

Current income tax receivable:
U.K. tax	1,759	4,591	5,121
U.S. tax	2	3	2
Current income tax receivable	1,761	4,594	5,123

Deferred tax:
U.S. tax	117	113	143

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Income tax credit (continued)

The credit for the year can be reconciled to the loss per the statement of operations as follows:

	2025	2024	2023
	(in thousands)
	£	£	£
Loss before tax	(30,521)	(22,451)	(32,030)
Tax on loss at standard U.K. tax rate of 25% (2024: 25%; 2023: 23.52%)	(7,630)	(5,613)	(7,533)
Effects of:
Expenses not deductible	2,910	538	4,818
Deduction for R&D	—	—	(7,394)
Losses surrendered for R&D tax credit	—	—	7,394
Deferred tax - prior year adjustment	—	—	1
Overseas tax payable - current year	—	—	1
R&D tax credit - U.S.	(12)	32	(48)
R&D tax credit - current year	—	—	(4,558)
R&D tax credit - additional 86% tax deduction for R&D	(1,020)	(2,863)	—
R&D tax credit - losses utilized at 14.5% for R&D tax credit	926	2,600	—
R&D tax credit - prior years	123	106	206
Deferred tax asset not recognized	3,535	1,746	2,715
Income tax credit	(1,168)	(3,454)	(4,398)

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

Temporary differences and cumulative carry forward tax losses for which deferred tax has not been recognized amount to £120.9 million (2024: £104.2 million; 2023: £99.1 million), comprising temporary differences on share-based compensation arrangements of £0.2 million (2024: £nil; 2023: £0.6 million) and cumulative carry forward tax losses of £120.7 million (2024: £104.2 million; 2023: £98.5 million).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. Intangible assets

	Patents	Computer software	Total
	(in thousands)
	£	£	£
Cost:
At December 31, 2023	7,764	151	7,915
Additions	289	—	289
At December 31, 2024	8,053	151	8,204
Accumulated amortization:
At December 31, 2023	5,637	150	5,787
Charge for the year	184	1	185
Impairment	33	—	33
At December 31, 2024	5,854	151	6,005

Cost:
At December 31, 2024	8,053	151	8,204
Additions	194	—	194
At December 31, 2025	8,247	151	8,398
Accumulated amortization:
At December 31, 2024	5,854	151	6,005
Charge for the year	195	—	195
At December 31, 2025	6,049	151	6,200

Net book value:
At December 31, 2025	2,198	—	2,198
At December 31, 2024	2,199	—	2,199

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. Property, plant and equipment

	Right of use assets	Office and computer equipment	Fixtures and fittings	Total
	(in thousands)
	£	£	£	£
Cost:
At December 31, 2023	1,338	349	606	2,293
Additions	—	4	9	13
Disposals	(771)	(97)	(313)	(1,181)
Effect of foreign currency exchange differences	7	—	—	7
At December 31, 2024	574	256	302	1,132
Depreciation:
At December 31, 2023	953	314	505	1,772
Charge for the year	207	34	96	337
Disposals	(771)	(97)	(313)	(1,181)
Effect of foreign currency exchange differences	7	—	—	7
At December 31, 2024	396	251	288	935

Cost:
At December 31, 2024	574	256	302	1,132
Additions	—	—	20	20
Re-measurement	520	—	—	520
At December 31, 2025	1,094	256	322	1,672
Depreciation:
At December 31, 2024	396	251	288	935
Charge for the year	65	3	11	79
At December 31, 2025	461	254	299	1,014

Net book value:
At December 31, 2025	633	2	23	658
At December 31, 2024	178	5	14	197

12. Prepayments, accrued income and other receivables

	2025	2024
	(in thousands)
	£	£
Prepayments - manufacturing and clinical	383	395
Prepayments - other	363	482
Accrued income	41	6
VAT	62	21
Other receivables	—	18
	849	922

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Share capital and share premium

	2025	2024	2023
	(in thousands)
	£	£	£
Share capital	14,340	5,681	2,114
Share premium	175,246	146,146	141,306
	189,586	151,827	143,420

	Number	Number	Number
	(in thousands)
	Nominal value £0.0004	Nominal value £0.04	Nominal value £0.04
Issued share capital comprises:
Ordinary shares	20,809,855	142,037	52,860
Deferred shares	15,040,466	—	—
	35,850,321	142,037	52,860

	Number of ordinary shares	Number of deferred shares	Ordinary share capital	Deferred share capital	Share premium
	(in thousands)
			£	£	£
Fully paid shares:
Balance at December 31, 2023	52,860	—	2,114	—	141,306
Exercise of share options	149	—	6	—	1
Issue of share capital	89,028	—	3,561	—	4,839
Balance at December 31, 2024	142,037	—	5,681	—	146,146
Exercise of share options	29	—	1	—	—
Issue of share capital	9,858	—	394	—	81
Share issue expenses	—	—	—	—	(14)
Balance pre-subdivision and reclassification	151,924	—	6,076	—	146,213
Sub-division and reclassification of share capital	—	15,040,466	(6,016)	6,016	—
Issue of share capital	11,330,287	—	4,533	—	15,177
Exercise of warrants	9,327,644	—	3,731	—	15,188
Share issue expenses	—	—	—	—	(1,332)
Balance at December 31, 2025	20,809,855	15,040,466	8,324	6,016	175,246

On April 23, 2025, the Company subdivided and redesignated the issued share capital of 151,923,897 ordinary shares of £0.04 each into 151,923,897 ordinary shares and 15,040,465,803 deferred shares, in each case, of £0.0004 each. The deferred shares have no economic value, dividend or voting rights. Holders of ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders and do not have cumulative voting rights.

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2025, 2024 or 2023.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Other reserves

	2025	2024	2023
	(in thousands)
	£	£	£
Own share reserve	(339)	(339)	(339)
Foreign currency translation reserve	(43)	18	3
Capital reserve	42,466	42,466	42,466
Share option reserve
Balance at beginning of year	36,276	37,043	33,701
Share-based payments	10,163	2,284	3,907
Exercise of share options	(43)	(330)	(277)
Forfeiture of share options	(135)	(638)	(50)
Lapse of share options	(1,270)	(2,083)	(238)
Balance at end of year	44,991	36,276	37,043
Total other reserves	87,075	78,421	79,173

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

Share option reserve

The share option reserve is used to recognize the value of equity-settled share-based payments provided to employees, directors and consultants as part of their remuneration. Refer to Note 15 for further details.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. Share-based payments

The Company has six share-based payment plans for employees, directors and consultants. The share options granted under these plans will be settled in equity. Options granted under each of the six plans have a maximum life of 10 years.

2023, 2024 and 2025 options

In 2023, 2024 and 2025, share options were granted under the following share-based payment plans:

2016 Share Option Scheme and 2020 Long-Term Incentive Plan

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

Share options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price per share
		£
Outstanding at January 1, 2023	11,721,676	2.94
Granted	2,733,139	0.82
Forfeited	(97,180)	1.37
Lapsed	(253,454)	1.42
Exercised[1]	(102,957)	0.04
Outstanding at December 31, 2023	14,001,224	2.59
Granted	6,273,782	0.24
Forfeited	(2,121,862)	0.50
Lapsed	(812,004)	0.48
Exercised[2]	(165,836)	0.04
Outstanding at December 31, 2024	17,175,304	2.11
Granted	3,478,076,732	0.001
Forfeited	(54,370,598)	0.005
Cancelled	(14,380,933)	1.75
Lapsed	(460,693)	4.23
Exercised[3]	(29,123)	0.04
Outstanding at December 31, 2025[4]	3,426,010,689	0.004
Vested and exercisable at December 31, 2025	2,017,885,680	0.005
Vested and exercisable at December 31, 2024	9,318,921	3.43
Vested and exercisable at December 31, 2023	7,564,156	3.61

1. The weighted average share price at the date of exercise of these options was £0.68
2. The weighted average share price at the date of exercise of these options was £0.15
3. The weighted average share price at the date of exercise of these options was £0.04
4. The exercise price of outstanding share options ranges from £0.0004 to £16.57

The weighted average remaining contractual life of the share options outstanding as at December 31, 2025 is 9.47 years (2024: 6.86 years; 2023: 6.66 years).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. Share-based payments (continued)

The following principal assumptions were used in the valuation for 2023 share options:

	Options granted on
	Jan 11, 2023	Jan 11, 2023	Jan 11, 2023
Vesting dates	Jan 11, 2024	Jan 11, 2024	Jan 11, 2024
	Jan 11, 2025	Jan 11, 2025	Jan 11, 2025
	Jan 11, 2026	Jan 11, 2026	Jan 11, 2026
	Jan 11, 2027	Jan 11, 2027	Jan 11, 2027
Volatility[1]	97.11%	105.11%	116.33%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	3.31%	3.34%	3.38%
Fair value of option at grant date[1]	£0.87	£1.19	£1.19
Fair value of share at grant date	£1.23	£1.23	£1.23
Exercise price at date of grant	£1.23	£0.04	£0.04
Lapse date	Jan 11, 2033	Jan 11, 2033	—
Expected option life (years)[1]	4.5	3.5	2.5
Number of options granted	1,774,176	655,425	219,163

	Jun 16, 2023	Jun 16, 2023	Jul 12, 2023
Vesting dates	Jun 16, 2024	Jun 16, 2024	Jul 12, 2024
Volatility[1]	121.58%	124.98%	106.61%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	4.98%	4.99%	5.21%
Fair value of option at grant date[1]	£0.56	£0.55	£0.42
Fair value of share at grant date	£0.59	£0.59	£0.62
Exercise price at date of grant	£0.04	£0.04	£0.62
Lapse date	Jun 16, 2033	—	Jul 12, 2033
Expected option life (years)[1]	2.0	1.0	3.0
Number of options granted	37,500	9,375	37,500

1. Represents the average for the options granted

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. Share-based payments (continued)

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

In the year ended December 31, 2023, an employee remuneration expense of £3.9 million, all of which related to equity-settled share-based payments, has been included in the statement of operations and credited to equity.

The following principal assumptions were used in the valuation for 2024 share options:

	Options granted on
	Mar 13-14, 2024	Mar 13, 2024	Mar 13, 2024
Vesting dates	Mar 13-14, 2025	Mar 13, 2025	Mar 13, 2025
	Mar 13-14, 2026	—	Mar 13, 2026
	Mar 13-14, 2027	—	Mar 13, 2027
	Mar 13-14, 2028	—	Mar 13, 2028
Volatility[1]	104.73%	110.40%	111.25%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	3.92%	4.06%	4.03%
Fair value of option at grant date[1]	£0.22	£0.20	£0.27
Fair value of share at grant date	£0.30	£0.30	£0.30
Exercise price at date of grant	£0.30	£0.30	£0.04
Lapse date	Mar 13-14, 2034	Mar 13, 2034	Mar 13, 2034
Expected option life (years)[1]	4.5	3.0	3.5
Number of options granted	4,532,313	234,375	842,000

	Mar 13, 2024	Mar 13, 2024	Mar 13, 2024
Vesting dates	Mar 13, 2025	Mar 13, 2025	Mar 13, 2025
	Mar 13, 2026	—	—
	Mar 13, 2027	—	—
	Mar 13, 2028	—	—
Volatility[1]	111.50%	125.90%	103.00%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	4.21%	4.27%	4.59%
Fair value of option at grant date[1]	£0.27	£0.27	£0.26
Fair value of share at grant date	£0.30	£0.30	£0.30
Exercise price at date of grant	£0.04	£0.04	£0.04
Lapse date	—	Mar 13, 2034	—
Expected option life (years)[1]	2.5	2.0	1.0
Number of options granted	547,906	93,750	23,438

1. Represents the average for the options granted

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. Share-based payments (continued)

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to 2 years after vesting. Options granted have been valued using the Company’s own historical volatility rates.

In the year ended December 31, 2024, an employee remuneration expense of £1.6 million (2023: £3.9 million), all of which related to equity-settled share-based payments, has been included in the statement of operations and credited to equity.

The following principal assumptions were used in the valuation for 2025 share options:

	Options granted on
	Jun 20, 2025	Jun 20, 2025	Jun 20, 2025
Vesting dates	Jun 20, 2026	Jun 20, 2026	Jun 20, 2026
	Jun 20, 2027	Jun 20, 2027	—
	Jun 20, 2028	Jun 20, 2028	—
	Jun 20, 2029	Jun 20, 2029	—
Volatility[1]	190.44%	211.97%	253.88%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	3.91%	3.84%	3.75%
Fair value of option at grant date[1]	£0.004	£0.004	£0.004
Fair value of share at grant date	£0.004	£0.004	£0.004
Exercise price at date of grant	£0.004	£0.0004	£0.0004
Lapse date	Jun 20, 2035	Jun 20, 2035	Jun 20, 2035
Expected option life (years)[1]	4.5	3.5	2.0
Number of options granted	196,266,198	1,108,027,715	157,982,220

	Jun 20, 2025	Jun 20, 2025
Vesting dates	Jun 20, 2025	Jun 20, 2025
Volatility[1]	348.99%	253.88%
Dividend yield	0%	0%
Risk-free investment rate[1]	3.62%	3.75%
Fair value of option at grant date[1]	£0.004	£0.004
Fair value of share at grant date	£0.004	£0.004
Exercise price at date of grant	£0.0004	£0.004
Lapse date	Jun 20, 2035	Jun 20, 2035
Expected option life (years)[1]	1.0	2.0
Number of options granted	1,304,702,251	711,098,349

1. Represents the average for the options granted

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. Share-based payments (continued)

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to 2 years after vesting. Options granted have been valued using the Company’s own historical volatility rates.

In the year ended December 31, 2025, the Company cancelled 14,380,933 share options granted under the 2016 Share Option Scheme and 2020 Long-Term Incentive Plan (2024: nil) and granted 3,478,076,732 new options following the dilutive impact of the Company's registered direct offering completed in May 2025. The incremental fair value of the new options was £13.5 million, calculated using the Black-Scholes model fair value of cancelled options at the date of cancellation compared with the fair value at grant date of new options awarded.

In the year ended December 31, 2025, an employee remuneration expense of £10.0 million (2024: £1.6 million), all of which related to equity-settled share-based payments, has been included in the statement of operations and credited to equity.

16. Leases

The Company has one lease contract solely for office space which has been modified during the year and has a remaining lease term of greater than five years. Generally, the Company is restricted from assigning and subleasing the leased asset. The lease contract includes lessee-only termination options and rent review provisions, which are discussed further below.

Refer to Note 11 for the carrying amounts of right of use assets recognized and the movements during the year.

The carrying amounts of lease liabilities and the movements during the year are as follows:

	2025	2024
	(in thousands)
	£	£
At January 1	190	396
Re-measurement of liability	520	—
Accretion of interest	20	17
Payments	(54)	(223)
Effect of foreign currency exchange differences	—	—
At December 31	676	190

Classified as:
Current	20	73
Non-current	656	117
	676	190

The maturity analysis of lease liabilities is as follows:

	2025	2024
	(in thousands)
	£	£
Contractual undiscounted payments
Not later than 1 year	68	82
Later than 1 year and not later than 3 years	183	123
Later than 3 years and not later than 5 years	189	—
Later than 5 years	562	—
Total contractual undiscounted payments	1,002	205
Less: effect of discounting	(326)	(15)
Discounted lease liabilities	676	190

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. Leases (continued)

The following amounts are recognized in the statements of operations with respect to lease contracts:

	2025	2024	2023
	(in thousands)
	£	£	£
Depreciation expense of right of use assets	65	207	212
Interest expense on lease liabilities (included in administrative expenses)	20	17	29
Total amount recognized in statements of operations	85	224	241

The Company had total net cash outflows for leases of £0.1 million in 2025 (2024: £0.2 million).

The Company’s lease contract includes fixed rental payments, together with scheduled rent-free periods. The lease also contains a market rent review clause, under which rental payments will be reset to the higher of the rent then payable and the prevailing market rent. As the outcome of this review cannot be reliably determined in advance, no adjustment has been made to the lease liability in respect of this review until the uncertainty is resolved.

The Company had a number of lease contracts that included both extension and termination options, plus the ongoing lease contract has various termination options. These options were negotiated by management to provide flexibility in managing the leased asset portfolio and align it with the Company’s business needs. No termination options have been exercised or are expected to be exercised. All of the extension options required a market rental review and the lease cost for the extension period would have typically been set at the higher of either the existing lease cost or the open market lease cost. The current lease does not contain any extension options and therefore the contractual lease term is limited to the agreed end date, subject only to the termination options described above. The Company extended its office lease contract in 2025, which resulted in a re-measurement of the right of use asset and lease liability of £0.5 million.

17. Related party disclosures

Compensation of key management personnel of the Company

	2025	2024	2023
	(in thousands)
	£	£	£
Short-term employee benefits	2,384	2,021	2,684
Pension and other benefits	121	145	145
Share-based payments	8,196	1,456	3,154
	10,701	3,622	5,983

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting year. As at December 31, 2025, the Company had outstanding amounts due to key management personnel of £0.7 million (December 31, 2024: £0.1 million).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. Cash and cash equivalents

	2025	2024
	(in thousands)
	£	£
Cash and cash equivalents	24,251	6,749

Cash and cash equivalents comprise cash at banks with deposit maturity terms of three months or less. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.

Liquidity risk is minimal and is managed using deposits with immediate and varied fixed term dates.

19. Financial instruments risk management

The Company is exposed to market risk arising from exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in the two main currencies the Company operates in, placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of December 31, 2025, the Company had cash and cash equivalents of £24.3 million (2024: £6.7 million). Exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates. The Company’s surplus cash and cash equivalents are invested in interest bearing accounts and certificates of deposit from time to time which earn interest at fixed or variable rates based on the terms agreed for each account. The Company has not entered into investments for trading or speculative purposes.

Financial assets subject to fixed or variable interest rates are as follows:

	2025	2024
	(in thousands)
	Carrying amount	Carrying amount
	£	£
Financial assets at short-term fixed rates
Cash and cash equivalents	5,870	—
Financial assets at variable rates
Cash and cash equivalents	15,395	2,790
Non-interest bearing cash balances
Cash and cash equivalents	2,986	3,959

An increase in the bank interest rates by 0.5 percentage points would increase the net annual interest income applicable to the cash and cash equivalents held on variable and short-term fixed rate deposits by £0.1 million (2024: £14,000).

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. Financial instruments risk management (continued)

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

The Company does not use derivative instruments to manage exchange rate exposure.

Financial assets and liabilities in foreign currencies, primarily held in U.S. dollars, are as follows:

	2025	2024
	(in thousands)
	Carrying amount	Carrying amount
	£	£
Financial assets
Prepayments, accrued income and other receivables	531	642
Current income tax receivable	2	3
Cash and cash equivalents	20,891	4,769

Financial liabilities
Trade payables	38	1,763
Accrued expenditure	1,627	4,066

A 1% increase in the value of the U.K. pound sterling relative to the U.S. dollar would decrease the carrying value of net financial assets and liabilities in foreign currencies by £0.2 million (2024: £4,000 increase).

Credit risk

The Company actively manages cash and cash equivalents across a number of banks and has deposits with different maturity dates. The Company monitors the credit rating of those banks.

The majority of the Company's cash and cash equivalents at December 31, 2025 are above the £120,000 per depositor per bank protected by the U.K. Financial Services Compensation Scheme. However, over 99 percent of the Company’s cash and cash equivalents at December 31, 2025 were held at U.K. and U.S. financial institutions with short-term A-rated credit ratings, as assessed by recognized international credit rating agencies. As a result, no provision for expected credit losses has been recognized.

20. Derivative financial liabilities and fair value measurements

In May 2025, the Company completed a registered direct offering comprising 2,452,935 ADSs, representing 61,323,375 ordinary shares, and 8,393,050 pre-funded warrants, representing 209,826,250 ordinary shares. Each ADS or pre-funded warrant was issued together with one Series A warrant and one Series B warrant to purchase one ADS. Of the £5.2 million initial proceeds, £4.4 million was allocated to the warrants, which were classified as derivative financial instruments. Both Series A and Series B warrants contained a net settlement option and a reset mechanism allowing the exercise price to be adjusted with a proportional adjustment to the number of warrants outstanding, such that the aggregate exercise price payable remained the same. In addition, the Series B warrants included a “zero exercise price” option, allowing the holder, upon payment of the nominal value, to receive three ADSs for each warrant, based on the number that would have been issued under a traditional cash exercise.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. Derivative financial liabilities and fair value measurements (continued)

Exercises and settlements during 2025

•
All 8,393,050 pre-funded warrants were exercised for gross proceeds of £0.1 million.
•
The exercise price of the Series B warrants was reset from $1.61 to $0.3643 and subsequently to the floor price of $0.1291, increasing the number of warrants to 118,804,235. All Series B warrants were exercised under the “zero exercise price” option, resulting in the issuance of 356,412,705 ADSs, representing 8,901,317,625 ordinary shares, and gross proceeds of £3.5 million, representing the nominal value of the ordinary shares issued.
•
The exercise price of the Series A warrants was similarly reset to the $0.1291 floor price, increasing the number of warrants to 67,781,105. Of these, 8,300,000 warrants, representing 207,500,000 ordinary shares, were exercised for gross proceeds of £0.8 million.
•
A cancellation agreement was entered into in June 2025 and concluded in July 2025 to cancel the remaining Series A warrants for a fixed cash payment of $3.6 million using 70% of the net proceeds raised from the ATM program initiated in June 2025.

The total fair value of warrants exercised or cancelled during the year was £17.1 million. Following these transactions, no derivative warrant liabilities remain outstanding at December 31, 2025.

Movement in derivative warrant liabilities

	2025	2024
	(in thousands)
	£	£

At January 1	—	—
Initial recognition on issuance of warrants	4,439	—
Losses on warrant remeasurement	12,648	—
Exercise of warrants	(14,483)	—
Cancellation of warrants	(2,604)	—
At December 31	—	—

In the year ended December 31, 2025, total equity increased by £18.9 million on exercise of warrants, which comprises cash received of £4.4 million plus the £14.5 million fair value of the warrants on exercise.

Fair value hierarchy

The warrant liabilities were measured at fair value through profit or loss in accordance with IFRS 13. They were categorized within Level 2 of the fair value hierarchy, reflecting the use of observable data, where available. Valuation techniques used included a combination of the Black-Scholes option pricing model and quoted ADS prices. Significant inputs included historical volatility of the Company’s ADSs, expected life of the warrants, risk-free interest rates and probabilities associated with market-based conditions.

Since no derivative liabilities were outstanding as of December 31, 2025, no amounts are presented within a fair value hierarchy table at that date.

Valuation methodology and key inputs

•
The pre-funded and Series B warrants were valued using quoted market prices and a negotiation discount.
•
The Series A warrants were valued using the Black-Scholes option pricing model until the cancellation agreement was entered, after which the valuation reflected the expected settlement cash outflow.

NUCANA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. Derivative financial liabilities and fair value measurements (continued)

Key inputs used in the Black-Scholes model and the respective ranges were as follows:

	Series A warrants
Inputs	At issuance	At remeasurement
ADS price	$0.4040	$0.0859	-	$0.1650
Exercise price	$0.8068			$0.1291
Term to expiry (years)	5.00	4.86	-	4.90
Volatility	126.0%	137.0%	-	138.0%
Risk-free investment rate	3.86%	3.79%	-	3.97%
Dividend yield	0%			0%
Fair value of warrant	$0.0976	$0.0736	-	$0.1480

21. Events after the reporting period

On January 14, 2026, the Company granted 3,851,136,696 share options to employees, consultants and directors pursuant to its existing share-based payment plans.